Form 20-F
period 2016-12-31
ELBIT IMAGING LTD
filed 2017-11-13
CIK 1027662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,190,808 ordinary shares, no par value per share, as of December 31, 2016.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐ NO ☒

Special Explanatory Note

Share and share price information in this annual report have been adjusted to reflect the 1-for-3 reverse share split effected by us on June 28, 2016.

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

CURRENCY TRANSLATION

For the reader’s convenience, financial information for 2016 has been translated from various foreign currencies to the U.S. dollar (“$” or “U.S. dollar”), as of December 31, 2016, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2016
1 New Israeli Shekel (NIS)	0.26033
1 Euro	1.05373
1 Great British Pound (GBP)	1.23046
1 Hungarian Forint (HUF)	0.00340
1 Czech Republic Koruny (CZK)	0.03902
1 Romanian LEI (RON)	0.23253
1 Polish Zloty (PLN)	0.23889
1 Indian Rupee (INR)	0.01474
1 Crore (10 million INR)	147,400

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

EXCHANGE RATES

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.613 to the U.S. dollar on April 30, 2017. [The exchange rate has fluctuated during the six month period beginning October 2016 through April 30, 2017 from a high of NIS 3.856 to the U.S. dollar to a low of NIS 3.614 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning April 2017 through September 30, 2017, as published by the Bank of Israel, were as follows:

	HIGH	LOW
MONTH	1 U.S. dollar =NIS	1 U.S. dollar =NIS
May 2017	[3.616]	[3.561]
June 2017	[3.558]	[3.490]
July 2017	[3.590]	[3.493]
August 2017	[3.628]	[3.574]
September 2017	[3.6810]	[3.6190]
October 2017	[3.5354]	[3.4829]
November 2017 (until November 7, 2017)	[3.514]	[3.506]

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	AVERAGE EXCHANGE RATE
January 1, 2012 - December 31, 2012	3.857 NIS/$1
January 1, 2013 - December 31, 2013	3.609 NIS/$1
January 1, 2014 - December 31, 2014	3.577 NIS/$1
January 1, 2015 – December 31, 2015	3.885 NIS/$1
January 1, 2016 – December 31, 2016	3.841 NIS/$1

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries (together, “EI,” “Elbit,” the “Company,” “our,” “we” or “us”) are derived from our 2016 consolidated financial statements and are set forth below in table format. Our 2016 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The 2016 consolidated financial statements were audited by Ernst & Young Israel – Kost Forer Gabbay & Kasierer (“Ernst & Young Israel”), a firm of certified public accountants in Israel and a member of Ernst & Young Global. See “Item 16F - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT” for more information regarding the appointment of our new independent auditors. The consolidated financial statements for all prior years presented in this filling were audited by Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2016 only.

The selected financial data for the years ended December 31, 2016, 2015, 2014, 2013, and 2012 which are presented in the table below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS

(In thousands, except share and per share data)

	2016 Convenience translation	2016	2015	2014	2013	2012
	($’000)
Income revenues and gains
Revenues
Revenues from sale of commercial centers	32,775	126,019	200,078	201,571	8,614	67,594
Revenues from hotel operations and management	35,328	135,839	147,886	197,007	202,791	206,746
Total revenues	68,103	261,858	347,964	398,578	211,405	274,340
Gains and other
Rental income from commercial centers	17,274	66,417	83,849	113,661	129,748	147,185
Gains from sale of investees	-	-	6,712	11,301	-	-
Gains from changes of shareholding in investees	-	-	-	-	-	53,875
Total gains	17,274	66,417	90,561	124,962	129,748	201,060
Total income revenues and gains	85,377	328,275	438,525	523,540	341,153	475,400

Expenses and losses
Commercial centers	41,562	159,806	290,360	291,864	124,737	213,367
Hotel operations and management	30,004	115,367	126,849	173,918	179,137	186,760
General and administrative expenses	2,668	10,257	16,678	39,785	60,643	48,771
Share in losses of associates, net	14,125	54,313	42,925	17,298	339,030	102,127
Financial expenses	37,448	143,987	236,288	237,601	334,101	184,273
Financial income	274	1,056	(2,154)	(6,317)	(3,930)	(28,303)
Change in fair value of financial instruments measured at fair value through profit and loss	(705)	(2,707)	5,446	71,432	68,407	50,229
Financial gain from debt restructuring	-	-	-	(1,616,628)	-	-
Write-down, charges and other expenses, net	40,405	155,357	38,298	531,042	840,034	302,093
	165,783	637,435	754,690	(260,005)	1,942,159	1,059,317

Profit (loss) before income taxes	(80,406)	(309,162)	(316,165)	783,545	(1,601,006)	(583,917)
Income taxes (tax benefits)	756	2,906	5,631	(2,287)	(30,937)	(9,212)
Profit (loss) from continuing operations	(81,162)	(312,068)	(321,796)	785,832	(1,570,069)	(574,705)
Profit(loss) from discontinued operations, net	-	-	6,874	(1,475)	5,059	90,721
Profit (loss) for the year	(81,162)	(312,068)	(314,922)	784,357	(1,565,010)	(483,984)

Attributable to:
Equity holders of the Company	(50,671)	(194,830)	(186,150)	1,008,999	(1,155,645)	(315,746)
Non-controlling interest	(30,491)	(117,237)	(128,772)	(224,642)	(409,365)	(168,238)
	(81,162)	(312,068)	(314,922)	784,357	(1,565,010)	(483,984)

Earnings per share - (in NIS)
Basic earnings (loss) per share:
From continuing operations	(5.51)	(21.20)	(21.00)	127.64	(2,796.44)	(988.53)
From discontinued operations	-	-	0.75	(0.19)	11.53	227.26
	(5.51)	(21.20)	(20.25)	127.45	(2,784.91)	(761.27)
Diluted earnings (loss) per share:
From continuing operations	(5.51)	(21.20)	(21.00)	127.64	(2,796.44)	(988.53)
From discontinued operations	-	-	0.75	(0.19)	11.53	227.26
	(5.51)	(21.20)	(20.25)	127.45	(2,784.91)	(761.27)

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	2016 Convenience translation	2016	2015	2014	2013	2012
	($ ’000)

Current Assets	46,448	178,592	217,544	488,702	694,348	1,042,069
Non-current Assets	541,642	2,082,617	2,486,008	3,172,611	3,870,096	5,700,578
Total	588,090	2,261,209	2,703,552	3,661,313	4,564,444	6,742,647

Current Liabilities	314,597	1,209,627	806,251	358,985	4,794,477	1,721,661
Non-current Liabilities	260,851	1,002,968	1,593,237	2,589,091	178,597	3,631,878
Shareholders’ equity Attributable to:
Equity holders of the company	(23,015)	(88,489)	19,287	231,979	(1,032,637)	288,630
Non-controlling interest	35,657	137,103	284,777	481,258	624,007	1,100,478
Total	588,090	2,261,209	2,703,552	3,661,313	4,564,444	6,742,647

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

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

GENERAL RISKS

We and Plaza Centers N.V. (“PC”) essentially ceased significant business development activities in the real estate sector, particularly in the fields of hotels, plots in India, and commercial centers, which may have a material adverse effect on our operations and cash flow.

As a result of certain constraints imposed on us and PC within the framework of our respective Debt Restructurings, as well as other circumstances, such as the change of control of the Company, the replacement of our and PC’s board members, lack of new financing and related matters, we did not initiate any new projects nor make any significant progress in projects that were under development. PC developed only one commercial center in Serbia during that period and most of the plots purchased by PC in the past are designated for sale and not for development. Rather, we and PC are currently focused on enhancing parts of our backlog projects and selling them at favorable market conditions. In addition, we did not commence new cycles of entrepreneurship-development-improvement-realization, and focused only on our backlog projects with no new pipeline. Since we are highly dependent on the realization of our current assets as a source of cash flow, this change in corporate strategy and focus may adversely affect our operations, and may cause material adverse effects on our ability to generate future cash flow in order to meet our and PC’s obligations.

Delays in the realization of our assets could result in significant harm to our financial condition and our ability to repay our indebtedness in a timely manner.

Our business activity is characterized by cycles of entrepreneurship-development-improvement-realization, with the objective to create value with our assets and, as a result, following the realization of such assets, to create value for our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. Delays or inability to realize our assets could harm our cash flow and our ability to serve our indebtedness. Difficulties in realizing our assets may be attributed to a number of factors, including delays in obtaining permits and licenses from municipal and planning authorities ,a tougher approach and stricter demands by banks and financial institutions for the financing of our projects (both for entrepreneurs and potential purchasers) and other factors beyond our control. We and PC are dependent on realizing a significant part of our assets in order to serve our debts in a timely manner, some of which require further development before placing them in the market. There is no assurance that we and PC will succeed in the realization of our assets in synchronization with the maturity date of our debts, which may lead us to an event of default under our notes (the “Notes”) and PC’s notes (the “PC Notes”).

Our real estate assets and investments are managed in foreign currencies while our liabilities and the liabilities of PC are denominated in NIS.

We are impacted by exchange rate fluctuations as a significant part of our cash flow is dependent on our real estate assets and investments which are acquired and managed in foreign currencies (mainly Euro, US Dollar and Rupee) while our debts (mainly the Notes and PC Notes) are mainly incurred in NIS and Euro. As a result of this currency discrepancy, the proceeds from the realization of our real estate assets and investments may significantly fluctuate and we may be adversely affected by such discrepancy. Currently we do not have any material hedges against exchange rate fluctuations. If a devaluation of the foreign currency against the NIS will occur when we will realize these assets and investments our cash flow may be significantly harmed and it may cause us not the serve our indebtedness in full and on timely manner. In addition such exchange rate fluctuations will affect our shareholders equity and our net asset value in the event we will have currency exchange losses that are attributed to the profit and loss or directly to our shareholders equity in accordance with accounting standard.

We and PC have numerous liens on our respective assets and subsidiaries, which may result in a material adverse effect on our operations.

We placed floating liens on all of our assets and fixed liens on our various holdings and rights in our subsidiaries Elbit Ultrasound (Luxembourg) B.V./S.ar.l (through which we hold a controlling stake in Plaza, of which we own approximately 44.9% of its share capital) and Elscint Holdings and Investments N.V. (through which we hold indirectly our Radisson Complex in Bucharest), including rights to a shareholder’s loan granted by us to each of such entities. In addition, we placed fixed liens on our holdings and shareholder’s loan (subject to certain exception) in Bea Hotels Eastern Europe B.V. (the entity through which we hold a in the Radisson Blu Complex in Bucharest) and we placed a lien on approximately 13% of the share capital in PC in favor of bank Hapoalim. In the event that we default on the terms of the Notes or the loan agreement with Bank Hapoalim, applicable liens may be foreclosed, which may result in the liquidation of our subsidiaries and material harm to our operations and cash flow. In addition, such liens limit our ability to sell our holdings and other rights in these subsidiaries (subject to certain exceptions included in the Notes, as defined below) without making early prepayment of certain amounts to Bank Hapoalim.

With respect to our subsidiary, PC, in accordance with the terms of their Debt Restructuring and subject to exceptions detailed therein, they are restricted from issuing additional notes, amending the terms of the current PC Notes, not creating (including PC’s subsidiaries) any encumbrance on a Real Estate Asset.

The grant of liens resulted in most of our valuable assets being subject to liens and encumbrances. In the event that we need additional financing for our operations, we will not be able to provide adequate collateral, which may adversely affect our ability to raise the financing on favorable terms or at all. Such outcome may substantially limit our ability to further develop our assets and may cause material adverse effect on our results of operations and cash flow.

We have significant capital needs and additional financing may not be available.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land development and construction costs for our existing plots designated for the development of commercial centers and investments in research and development. Accordingly, in case we would like to develop our existing plots and/or to invest in our medical companies we require substantial amounts of cash and financing for our operations. We cannot be certain that our own capital will be sufficient to support such future development or that such external financing would be available on favorable terms, on a timely basis or at all. Furthermore, any changes in the global economy, real estate or business environments in which we operate, any negative trend in the capital markets, any restrictions on the availability of credit and/or decrease the credit rating of PC, might have a material adverse effect on our ability to raise capital.

In addition, under the terms of our outstanding Notes, the net proceeds of any debt we raise must be used to repay the Notes, unless raised to refinance the debt to Bank Hapoalim under the Refinancing Agreement. This further limits our ability to secure additional debt financing. In addition, most of our valuable assets are subject to liens and encumbrances. In the event we shall need additional financing for our operations, we will not be able to provide adequate collateral, which may adversely affect our ability to raise the financing on favorable terms or at all. Such outcome may substantially limit our ability to pursue our business plan.

Furthermore, as part of PC’s debt restructuring under the Amended PC Plan which is described more fully below, inter alia, PC is required to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of its debt to its note holders. PC will be permitted to make investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for such debt for a six-month period, has placed a negative pledge on its assets and undertook certain limitations on distribution of dividends and incurring of new indebtedness, financial covenants and other undertakings with respect to the sale and financing of certain projects and investment in new projects, all together, imposing considerable limitations on obtaining new financing.

Events of default under the Notes or PC Notes may result in cross-defaults being triggered under our other credit facilities.

If an event of default were to subsist under the Notes or PC Notes, that event of default may, in accordance with cross-default provisions, may raise a claim that there is an event of default under the Notes or our other loans or credit facilities. Upon an event of default (whether due to cross-default or otherwise), the relevant lenders would have the right, subject to the terms of the relevant facility arrangements to, inter alia, declare the borrower’s outstanding debts under the relevant facilities to be due and payable and/or cancel their respective commitments under the facilities, enforce their security, take control of certain assets or make a demand on any guarantees given in respect of the relevant facility. Accordingly, in the event we do not fulfill our obligations under the Notes or if PC does not fulfill its obligations under PC Notes as the case may be, the respective trustees representing holders of the Notes in case of the Company or the Israeli notes in case of PC, may be able to claim an immediate settlement, and declare all or any part of the unsettled balance of the Notes or PC’s Israeli notes or Polish notes, as the case may be, immediately due and payable. Such event of default will trigger cross-default provisions included in other credit facilities which may lead the financing banks to foreclose the collateral granted to them as part of their respective financing agreements (related mainly to operational commercial centers and the Radisson Complex). The occurrence of one or more of these factors may have a material adverse effect on our business, financial condition or prospects and/or results of operations and cash flow.

Conditions and changes in the local and global economic environments may adversely affect our business and financial results including our ability to comply with certain financial covenants.

Adverse economic conditions in the markets in which we operate can harm our business. Such adverse economic conditions may result in economic factors including diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth, employment levels, purchasing power, and the size and amount of transactions.

The credit crisis of recent years could have a number of follow-on effects on our business, including a possible: (i) slowdown in our business resulting from potential buyers experiencing difficulties in raising capital from financial institutions in order to finance the purchase of our assets from us, which may significantly impact our cash flow and our ability to serve our debts in a timely manner (ii) decrease in asset values that are deemed to be permanent, which may result in impairment losses and possible noncompliance with certain financial covenants in credit and loan agreements to which we are a party, (iii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, which would harm our ability to finance the development of our projects and engage with co-investors, r and (iv) imposition of regulatory limitations on financial institutions with respect to their ability to provide financing to companies such as us and/or projects such as those in which we are engaged and/or to potential buyers of our assets , while creating a credit crunch. If such financial and economic uncertainty shall occur, it may materially adversely affect our results of operations and cash flow.

We are highly leveraged and our debts contain financial and operational covenants, which if breached could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations. As of the balance sheet date our consolidated debt toward banks and note holders amount to NIS 1,982 million ($515 million), out of which a corporate -level debt (i.e.: debts of the Company on a standalone balance sheet) amounted to NIS 558 million (approximately $145 million).

As a result of our substantial indebtedness: (i) we could be more vulnerable to general adverse economic and industry conditions; (ii) we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements; (iii) we may not be able to refinance our outstanding indebtedness, and (iv) we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry.

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain sufficient capital to serve our debt in timely manner or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all.

Our ability to satisfy our obligations under certain credit facilities depends on the value of our assets.

Although the use of borrowings is intended to enhance the returns on our invested capital when the value of our underlying assets increases, it may have the opposite effect where the value of underlying assets falls. Any fall in the value of any of our properties may significantly reduce the value of our equity investment in the entity which holds such property, meaning that we may not make a profit, may incur a loss on the sale or impairment of any such property and/or increase the likelihood of breaching certain financial covenants and trigger potential cross defaults. The occurrence of one or more of these factors may have a material adverse effect on our business, financial condition, prospects and/or results of operations and cash flow.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, and any determination that we or any of our subsidiaries has violated the Foreign Corrupt Practices Act or similar worldwide laws could have a material adverse effect on our business.

We are subject to compliance with various laws and regulations, including the Foreign Corrupt Practices Act (the “FCPA”) and similar worldwide anti-corruption laws, including Sections 290-295 of the Israeli Penal Code, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage.  The FCPA also requires proper record keeping and characterization of such payments in our reports filed with the SEC.

While our employees and agents are required to comply with these laws, we operate in many parts of the world that have experienced governmental and commercial corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices.  Despite our commitment to legal compliance and corporate ethics, we cannot ensure that our policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents.  Violations of these laws, or allegations of such violations, could disrupt our business and result in financial penalties, debarment from government contracts and other consequences that may have a material adverse effect on our business, financial condition or results of operations. In particular:

Potential violation of the requirements of the FCPA in Casa Radio Project in Romania

In March 2016 PC announced that its board became aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania that may indicate potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA.

In order to address this matter, PC’s Board appointed the chairman of its Audit Committee to investigate the matters internally. PC’s Board also appointed independent law firms to perform an independent review of the issues raised. PC has approached and is co-operating fully with relevant Romanian authorities regarding the matters that have come to its attention in this respect, and it has submitted its findings to the Romanian authorities.

Following PC’s report to us, our audit committee decided to appoint a special committee to examine the matters raised in PC’s announcement, including any internal control and reporting issues. The special committee has concluded its examination of these matters and submitted its recommendations to the Company’s Board. The Company’s Board fully adopted the special committee’s recommendations, and is working to implement them. The Company informed and is fully cooperating with the relevant governmental agencies in this matter.

Potential violation of the requirements of the FCPA in Agency and commission agreement from 2011

In addition, in April 2017 our Board of Directors and PC’s Board of Directors became aware of certain issues with respect to an agency and commission agreement from 2011 regarding the sale in 2012 of property in the U.S. jointly owned by PC and the Company. The agreement was between the Company, PC and another party, the beneficial owners of which had not been identified.

The characteristics of the contract could raise red flags that this contract may be a potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA. In order to address this matter, our Board has appointed a joint committee with PC to investigate and examine the issues raised, including any internal control and reporting issues.

The joint committee has concluded its examination of these matters and submitted its recommendations to the Company’s Board. The Company’s Board fully adopted the joint committee’s recommendations, and, among other steps, is working to implement specific changes to its internal control policies and procedures. The Company informed and is fully cooperating with the relevant governmental agency in this matter.

For additional details regarding the recommendations of each of the above mentioned committees see Item 15 “Changes in Internal Control over Financial Reporting”.

Under the terms of the Notes we have limited flexibility in distributing dividends due to prepayment obligations.

The Notes include mandatory prepayment provisions in the event we pay a dividend or make any other distribution before the full redemption of the Notes, such that we will be obligated to prepay an amount equal to the amount distributed by us, in the following order: (i) first, towards all unpaid amounts under the Series H notes, and (ii) secondly, towards all unpaid amounts under the Series I notes. In addition, pursuant to the Refinancing Agreement with Bank Hapoalim, in the case of a distribution, including payment of a dividend in any manner to the Company’s shareholders, we are required to prepay Bank Hapoalim an amount equal to the amount paid to the Noteholders on such date multiplied by the ratio between our debt to Bank Hapoalim and our total debt to Bank Hapoalim and to the Noteholders as of such date. Such provisions may substantially limit our ability to distribute dividends to our shareholders. In addition, such limitation could prove burdensome and limit our ability to raise equity investments due to the limited ability to avail our shareholders of the return of such investments by way of dividends or distributions.

We have no controlling shareholders who are able to influence the composition of our board of directors.

Our largest shareholders include affiliates of York Capital Management Global Advisers LLC and affiliates of Davidson Kempner Capital Management LLC beneficially own an aggregate of approximately 19.6% and 14.3% respectively, of our outstanding ordinary shares. To our knowledge, these shareholders are not party to a shareholders’ agreement between them or with any other shareholders. As a result, we have no controlling shareholder able to influence the composition of our board of directors. Consequently, following the next annual general meeting of our shareholders, a board of directors comprised of new individuals may be elected. Such new board or directors may have significantly different corporate strategies than our current board of directors, which may cause a material change in our operations and financial results.

The market price of our ordinary shares may suffer from fluctuation and may decline significantly.

There are a number of different major groups of shareholders with different and possibly opposing interests who may at any time sell their shares in the Company. There may be an adverse effect on the market price of our shares as a result of a substantial number of shares being sold or available for sale. If our shareholders sell substantial amounts of our ordinary shares, the market price of our ordinary shares may fall. Our ordinary shares are generally freely tradable, and the potential sales of such shares could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We are restricted from receiving dividends from PC and other subsidiaries.

PC Notes include certain limitations on the distribution of dividends as well as subordination provisions, which would significantly limit our ability to generate cash flow from PC and may significantly affect our cash flow and operations. In addition, other subsidiaries of ours are subject to limitations on the payment of dividends by virtue of legal or regulatory restrictions in their respective jurisdictions. These limitations may have material adverse effects on our cash flow and in turn our ability to service our debts in timely manner.

If PC fails to comply with the provisions of the PC Notes, it may enter into liquidation or we may lose our control over PC.

PC has a considerable amount of debt to serve in the coming year to the PC Noteholders. If PC will not be able to meet its obligations under the PC Notes it will enter into a default under the PC Notes and there is no obligation or assurance that we will be able to further support PC. In addition, PC’s audited financial statements for the year ended December 31 2016 includes a going concern note. Such default may result in massive dilution of our holdings causing us to lose our control over PC or the liquidation of PC, which would result in the loss of our investment in PC.

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

The principal and interest of most of our debt instruments is determined by reference to the Israeli consumer price index (the “CPI”), which may entail significant risks not associated with similar investments in a conventional fixed or floating rate debt security. The historical value of the CPI is not indicative of future CPI performance and its value is affected by, and sometimes depends on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control. An increase in the CPI will result in additional financing expenses to our profits and losses and will have a negative impact on our cash flows. Currently we do not have any material hedges against fluctuations in the CPI.

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

Certain circumstances may affect the fair value of our real estate assets (whether operating or under construction), including, among other things: (i) a decrease in the average room rates and occupancy rates in our Radisson Complex, (ii) a decrease in the rental rates and the occupancy rates in our commercial centers, (iii) an increase in the applicable discounts rates at which we discount the anticipated operational cash flow of the real estate, (iv) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset, (v) delays in completion of works beyond the anticipated target, (vi) cost overruns, (vii) pending lawsuits that may affect our operations, whether or not we are a party thereto, (viii) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets; and (viii) findings indicating soil or water contamination or the existence of historical or geological antiquities that may require us to absorb significant cleaning, purification or preservation costs. In addition, certain laws and regulations applicable to our business in certain countries where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied by a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset.

The failure to comply with government regulation may adversely affect our business and results of operations.

Our business is subject to numerous national and local government regulations, including those relating to acquisition of real estate properties, building and zoning requirements, fire safety control, access for the disabled, environmental law and health board reviews and standards. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements. In addition, our medical business is highly regulated by the Federal and Drug Administrative (“FDA”) and other similar bodies in Europe and Asia. A determination that we (or any of our tenants, where applicable) are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our operations into compliance with such laws and regulations.

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

Generally, if for any taxable year, after applying certain look through rules, 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. Our PFIC status is determined based on several factors, including our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies upon which we base our analysis. A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on such gain. Similar rules apply to certain “excess distributions” made with respect to our ordinary shares. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See “Item 10.E. Taxation - Tax consequences if we are a Passive Foreign Investment Company” in our Annual Report on Form 20-F.

We are subject to a class actions proceeding that may have a material adverse effect on our results of operations and cash flow.

In November 1999 a claim was initiated against us and certain other third parties, including former directors of the Company and Elscint Ltd., in connection with the change of control of our company and our former subsidiary Elscint Ltd. (“Elscint,” which was merged into us in 2010) in May 1999 and the acquisition of the hotel businesses and the Arena Commercial Center in Israel by Elscint in September 1999 from Europe Israel (our former controlling shareholder prior to the Debt Restructuring), as well as motions to certify certain of such claims as class actions (Gadish et al v. Elscint et al). On May 28, 2012, the Supreme Court certified the lawsuit as a class action with respect to the claim that the hotels and the Arena Commercial Center were allegedly sold to us at a price higher than the then-current fair value and that Elron Electronic Industries Ltd. (an unrelated third party) had breached certain minority rights in the framework of the sale of Elscint’s shares to Europe Israel, and the case was remanded to the Court for hearing the case without prejudicing the parties’ rights and arguments with respect to a derivative action.

On September 27, 2017, we announced that the district court approved in principle a settlement with the Plaintiffs according to which the Plaintiffs will receive compensation in the total amount of NIS 50 million (approximately USD14 million) (the “Settlement”). The Company is expected to pay NIS 5 million (approximately USD1.4 million) of the said amount. The court instructed the parties to provide a final settlement agreement according to the changes approved in its decision, and further decided that it will provide final approval of the Settlement upon submission to such a final settlement agreement.

For additional details regarding the class action lawsuit filed against us, see “Note 14 (B) (1) in our 2016 annual consolidated financial statements”.

Our results of operations fluctuate due to the seasonality of our various businesses and significant revenues recognized following consummation of sale.

Our annual revenues and earnings are substantially dependent upon general business activity, vacation and holiday seasons and the influence of weather conditions. As a result, changes in any of the above have a disproportionate effect on the annual results of operations.

In addition, we have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results as a result of various factors including, among other things, significant sales of our properties and the frequency of such transactions which are recognized upon the completions of the sale transaction. Therefore, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors.

If we do not satisfy the NASDAQ requirements for continued listing, our ordinary shares could be delisted from NASDAQ and from the TASE.

Our listing on the NASDAQ Stock Market is contingent on our compliance with the NASDAQ’s conditions for continued listing. One of such conditions is the timely filing our Annual Report on Form 20-F with the Securities and Exchange Commission, in accordance with the requirement of the SEC.

For example, in May 2017, the Company received a notice from NASDAQ that it was not in compliance with Rule 5250(c)(1) because it failed to timely file this Form 20-F for the period ending December 31, 2016. The delay in filing the Form 20-F was the result of a disclaimer contained in the report of the auditor of Plaza Centers N.V. (an indirect subsidiary (45%) of the Company) in Plaza’s annual financial statements for 2016. As a result of this disclaimer, the Company’s auditor notified the Company that it is unable to provide an audit opinion regarding the Company’s financial statements for 2016. After the Company submitted a plan to regain compliance and other information, among others, NASDAQ ultimately granted the Company an extension until November 13, 2017 to file its annual report this Form 20-F and thereby regain compliance with the Rule 5250(c)(1).

If a delisting were to occur, and our shares did not thereafter qualify for trading on the Nasdaq Global Market or the Nasdaq Capital Market, trading in our shares in the United States may be conducted, if available, on the Over the Counter Bulletin Board or another medium. In the event of such delisting, an investor may find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares, and our ability to raise future capital through the sale of our shares could be adversely affected. Moreover, we would be unable to use the SEC’s “short form” Form F-3 to register the offering and sale of securities, even for limited primary offerings. In addition, in the event of such delisting, we may be required to comply with enhanced reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the U.S. securities laws, which could require additional management attention, increase our legal and accounting expenses and raise our exposure to sanctions for possible violations of Israeli securities laws.

In addition, if a delisting or suspension from the NASDAQ were to occur, the Company’s shares and Notes likely be suspended or delisted from TASE.

If PC and Elbit Medical Technologies Ltd. do not satisfy the applicable stock exchange conditions of for continued listing, their shares could be delisted.

The shares of PC are listed for trading on the main board of the London Stock Exchange under the symbol “PLAZ”, on the main list of the Warsaw Stock Exchange under the symbol “PLZ”, and on the Tel Aviv Stock Exchange under the symbol “PLAZ”. The shares of our subsidiary Elbit Medical Technologies Ltd. are listed on the Tel-Aviv Stock Exchange under the symbol “EMTC”. If PC or Elbit Medical Technologies Ltd. do not satisfy the conditions of the applicable stock exchange for continued listing (such as, but not limited to, free-float requirements), their shares could be delisted. Such occurrences would make the realization of those investments or any part thereof by us more difficult and could limit the possibility to attract new investors to those portfolios.

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

Generally, our strategy in the commercial centers business is to sell such commercial centers to third parties and to use the proceeds from such sales in order to reduce PC’s corporate debt in accordance with the provisions of PC debt Restructuring. In addition, PC is intending to sale its plots, which are not designated to development, to third parties. There is no assurance that such sales will actually occur or that they will occur according to the timetable we predicted or planned. In addition there is no assurance that we will have the financial resource to invest in the plots designated for commercial centers. There can be no assurance that we will be able to complete dispositions under commercially reasonable terms or at all. Accordingly, our results of operation and cash flows can be materially adversely affected.

Our Casa Radio project in Romania and other commercial centers we operate may be subject to governmental expropriation or monetary sanctions.

In 2006, PC added the Casa Radio project in Romania to its portfolio. The nature of the development and exploitation rights granted to the joint venture company in relation to the Casa Radio site in Bucharest are for a period of only 49 years, and in the event that this term is not extended, the rights in relation to the site would revert to the Government of Romania. Additionally, there may be other regulatory risks relating to the Romanian government’s right to expropriate the rights to the Casa Radio Site in Bucharest or that they will impose sanctions on PC with respect to the property, See “Item 4 – Information on the Company – History and Development of the Company – Recent Events - Casa Radio Project in Bucharest, Romania” for more information regarding the Casa Radio Site. Furthermore, these rights are subject to termination under certain circumstances by the Romanian government, such as in the event a delay in the project timetable, and any termination prior to the expiration of such rights may have a material adverse effect on our business cash flow and our results of operations.

If we will start a development of a new commercial center we may be exposed to certain risks that might harm our operations and cash flow

As of the date of filling this annual report we have no project under development. The only project which is designated by PC for development is the Casa Radio Project. If we will decide to start the development of this project the following risks will be borne by us.

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

Furthermore, an important element in the success of the construction process of our commercial projects is the short construction time, and our ability to open projects such as commercial centers ahead of our competitors. Our ability to open the commercial center on time may be affected by several factors such as: (i) the inability to obtain financing for development at attractive terms or at all; (ii) delays in obtaining zoning (or land classification, as the case may be for each jurisdiction) and other approvals; (iii) fluctuating prices and shortages in the supply of raw materials and labor; (iv) the abilities of subcontractors to complete work competently and on schedule; (v) the surface and subsurface condition of the land underlying the project; (vi) environmental uncertainties;

With respect to our commercial centers designated for development we are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of supermarkets, department stores, cinemas, national retail outlets and large electrical appliances stores) in order to receive a profitable price for each commercial center. Anchor stores in commercial centers play an important part in generating customer traffic and making a center a desirable location for other tenants.

RISKS RELATING TO THE HOTEL BUSINESS

The hotel industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

The hotel industry may be adversely affected by changes in national or local economic conditions and other local market conditions, especially in times of economic crisis. Our Radisson Complex in Bucharest, Romania, comprised of the Radisson Blu hotel and the Park Inn hotel and commercial areas (collectively, the “Radisson Complex”), may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our Radisson Complex are changes in travel patterns (business or tourism), changes in trends as to performance of exhibitions, conferences and conventions in Romania or at all (including as a result of a financial crisis). Extreme weather conditions, changes in Romanian governmental regulations which influence or determine wages, workers’ union activities, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, volcanic eruptions, extreme weather conditions, outbreaks of epidemics and health concerns (such as SARS, avian flu, swine flu) and the economic recession had, and may continue to have, an adverse effect on local and international travel patterns and, as a result, on occupancy rates and rates in our Radisson Complex.

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

Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the local Romanian industry. The number of competitive lodging facilities in Bucharest could have a material adverse effect on our Radisson Complex’s occupancy and rates and, therefore, results of operations and cash flows. New or existing competitors may significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in Bucharest, thereby materially adversely affecting our business and results of operations.

We rely on management agreements with the Rezidor Hotel Group, which may not provide the intended benefits and may be terminated by Redizor. Any significant decline in the reputation of the Rezidor Hotel Group or in the performance of our Radisson Complex could adversely affect our results of operation.

Our Radisson Complex operates under a long-term management agreement with the Rezidor Hotel Group (“Rezidor”). Any significant decline in the reputation of Rezidor or in its ability to ensure the performance of our Radisson Complex at anticipated levels could adversely affect our results of operations. If our agreement with Rezidor is terminated by Rezidor, we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

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

RISKS RELATING TO OUR PLOTS IN INDIA

We may have difficulties exercising a full separation from our partner in connection with our project in Bangalore, India which may significantly affect our ability to dispose of such asset and complete our strategy relating to our plots in India

Our strategy with respect to our plots in India is to dispose of such assets under the most optimal market conditions. Due to regulatory, physical and other limitations to develop our project in Bangalore, India, on December 2, 2015, we announced that Elbit Plaza India Real Estate Holdings Limited (in which we holds a 50% stake with PC) (“EPI”) signed an agreement to sell 100% of its interest in a special purpose vehicle which holds a site in Bangalore, India to a local Investor which should had been closed on September 30, 2016. The Local investor has failed to close the transaction in the agreed time line. As a result of this breach, the local investor was required to carry out an agreed upon separation mechanism in such manner that EPI will have full title over the property. Such mechanism include mainly the execution of certain title documents transferring and duly registering the 10% undivided interest in the plot that are being held by the local Partner in EPI’s favor. Since the separation mechanism has not been executed by the Local investor, EPI forfeited from the Escrow Agent, the transfer deeds for land plots covering approximately 8.3 acres which had been provided to us as guarantees under the agreement.

On June 19, 2017, we announced that EPI has signed a revised agreement. As part of the agreement, part of the consideration will be paid by the local investor in installments until the Final Closing. The Final Closing will take place on September 1, 2018. All other existing securities granted to EPI under the previous agreement will remain in place until the Final Closing. In case of a breach by the local investor of the new agreement, we will still should achieve full separation from the local partner, which might be a long and tedious process and we are not certain that we will be able to achieve it .

In case such separation would not be achieved it may cause a significant impairment to the value of the property and may cause significant difficulties to find a third party buyer to this plot taking into account that there is no clean title on the Property. This may have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner.

Even if we are able to properly execute the separation mechanism (in particular with respect to the transfer of the local partner’s 10% undivided interest in our favor) and/or exercise the guarantees placed by the local investor, there is no guarantee that we will be able to dispose of the land in the Bangalore project to a third party due to proprietary claims to certain parts of the Bangalore project, and other third party holdings on parts of the land within the Bangalore project thus making the holdings in the land a non-contiguous property. In addition, legal and regulatory restrictions placed by local authorities can materially impede our ability to dispose of the land on optimal commercial terms which may materially adversely affect our ability to dispose of the land to third parties which may jeopardize our business strategy, planning and operations, and could cause severe delays in disposition of the plots and could have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner.

Our ability to generate short term cash flow from our Chennai project in the short term is limited

Our strategy in respect of our projects in India is to liquidate our assets at the most commercially optimal prices. However, we have entered into JDA transaction with a local developer in order to develop our project in Chennai, India. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement with respect to our Plot in Chennai, India”.As per the terms of the JDA, we are entitled to receive an agreed upon percentage of the proceeds from sales to third parties of villas and plots developed by the local developer.

As of the date this current report, the commencement of the project is still subject to obtaining an access road to the project which as of the date of this filling has not yet been obtained. If an accesses road will be achieved, our estimations are that sales in the Chennai, India project will commence in approximately 24 months from the completion of the construction of the access road, and the completion of the full scale project (including obtaining all permits, construction works, marketing and collections of sales proceeds) will occur within a period of approximately 6 years from commencement.

As a consequence, our cash flow from the Chennai, India project in the near term is very limited. In addition, our ability to sell the project to other third party developers is limited since new developers would likely ask that we terminated our JDA with the local developer, which is possible only under certain events detailed in the JDA.

Additionally, we are fully dependent on the local developer’s skills and efforts to complete the Chennai, India project in the most efficient way. If the local developer will not duly perform its obligations we may experience a delay in our expected cash flow, and may need to terminated the JDA and seek alternative exist strategies from the Chennai, India project which may not be on optimal terms.

We rely on our local joint development partner’s performance, financial capability and reputation in our project in Chennai. Any significant decline in the reputation of the local joint development partner’s capabilities or the existence of conflicts of interest could adversely affect our results of operation and cash flow.

Our project in Chennai, India is subject to a JDA with a local partner. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement with respect to our Plot in Chennai, India”.The Chennai, India project is to be developed by the local partner who is responsible for the construction of the Chennai, India project at its own costs, as well as marketing the Chennai, India project to third parties buyers. Any significant decline in the financial capabilities of the local partner might cause delays in the construction and marketing of the Chennai, India project by the local partner in the expected timeline. In addition, any significant decline in the reputation of the local partner could cause delays in the marketing of the project to third parties buyers. Since the local partner has another project in Chennai in close proximity to our Chennai, India project, there may be a conflict of interest in the construction and marketing of our Chennai, India project since the local partner may have other business interests that are inconsistent with ours.

Consequently, disputes or disagreements with the local partner could result in interruption to the business operations of our project and may materially impact our financial condition, cash flow, and results of operations.

Our plots located in India are subject to highly regulated legal regime which is burdensome for foreigner investors

Our plots are located in India, and are subject to the Indian Foreign Exchange Management Act, 1999, and the regulations framed thereunder with respect to the construction development sector in India. That sector is governed by provisions of the Foreign Exchange Management Act and the consolidated Foreign Direct Investment (“FDI”) policy issued by the Department of Industrial Policy and Promotion (“DIPP”) of the Indian Ministry of Commerce and Industry, and updated/revised from time to time through various Press Notes (“FDI Policy”). The latest release with respect to the FDI Policy was a Consolidated FDI Policy circular issued by the DIPP, with effect from June 7, 2016. These regulations forbid the sale of undeveloped land in view of blocking speculative real-estate investments by foreigners, and require a minimum lock-in period of 3 years for each tranche of an investment. Additional regulations promulgated under the FDI Policy and the Reserve Bank of India (“RBI”) subject the repatriation of capital to strict regulatory procedures and time-consuming bureaucratic processes. Failure to comply with the requirements of the FDI Policy or RBI regulations will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment and/or repatriation restrictions may result in the imposition of penalties and inability to dispose of our projects. Such limitations block or limit our ability to separate and walk away from unsuccessful joint ventures, terminate land acquisition contracts, dispose of land inventory that the development thereof is not economical for us or control the timing of such disposition. In addition, that legislation is subject to continuous rapid and unexpected changes that can jeopardize our business strategy, planning and conduct, and can cause severe delays in timetables for the disposition of the plots and could have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner.

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

The new order issued by the National Green Tribunal may significantly limit the ability of a prospective purchaser to develop the land in the most efficient way and may significantly affect our ability to dispose of such asset and complete our strategy relating to our plots in Bangalore

On May 4 2016, the National Green Tribunal (“NGT”) issued a new order in which it directed that specified areas surrounding bodies of water are to be treated as “no construction zones”. See “Item 4 - Government regulation – Plots in India - National Green Tribunal – New Order”.

Our project in Bangalore is in proximity to the Varthur Lake and has several water drains crossing it, and may therefore be subject to the NGT order. Consequently, a third party prospective buyer may claim that the new NGT order may cause significant limitations on the development of the project which in turn may limit our ability to dispose of this property at its fair market value or at all. Such issues may have a material adverse effect on our cash flow position and the value of this property in our consolidated financial statements.

We may have difficulties disposing our projects in India which may significantly affect our ability to complete our strategy relating to our plots in India

Due to regulatory and legal restrictions in India which make it difficult to register a transfer of ownership rights in our Indian projects, our ability to secure full title to our projects in India may be significantly restricted.

There are ongoing court cases with respect to third party proprietary claims to certain parcels of land within our projects in India which further impede our ability to dispose of the asset. Physical and geographical limitations such as lack of an access road leading to the Chennai project territory, NGT order claims, theft of sand and destruction of property, and third party holdings throughout our Indian project territory (which we are unable to purchase from such third parties at all or on reasonable market terms) may also impede our ability to dispose of projects on optimal commercial terms.

RISKS RELATING TO THE COMMERCIAL CENTERS BUSINESS, TO THE HOTEL BUSINESS AND TO THE PLOTS IN INDIA BUSINESS

Real estate investments are relatively illiquid.

Substantially all of our portfolio’s total consolidated assets consist of investments in real properties, one of which are operational and all the rest are undeveloped. Because real estate investments are relatively illiquid, our ability to quickly sell one or more properties in the portfolio in response to changing economic, financial and investment conditions is limited. Moreover, the sale of undeveloped land to third parties will involve additional difficulties compared to selling of operational real estate assets such as the lack of financing for development, the risk of not obtaining the building permits and approval from the authorities and the like. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand for space, trends, that are beyond our control. As our projects are subject to numerous factors that are not under our control, there is no assurance that our predictions and estimations of the timing in which we will be able to sell any property and/or the price or terms we set will actually materialize as predicted. There is no assurance that our predictions and estimations as to the length of time needed to find a willing purchaser and to close the sale of a property will be correct. In addition, current economic and capital market conditions might make it more difficult for us to sell properties or might adversely affect the price we receive for properties that we do sell. Finally, attempting to sell any of our investments in real properties at an accelerated pace due to cash flow needs may result in our receiving lower purchase price for such investments.

In addition, the number of prospective buyers interested in purchasing real estate properties may be limited. Therefore, if we want to sell one or more of the properties in our portfolio, we may not be able to dispose of the property in the desired time period and may receive less consideration than the book value of the property in our consolidated financial statement.

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

We may encounter unforeseen construction delays or compliance defaults due to factors beyond our control such as delays or defaults caused by previously unknown soil contamination or the discovery of archeological findings which may have a significant impact on development budget and schedules and which may, in turn, have a detrimental effect on the viability or marketability of the development or cause legal liability in connection with a portfolio asset. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the real estate as security. Additionally, any future sale of such property will be generally subject to indemnities to be provided by us to the purchaser against such environmental liabilities. Accordingly, we may continue to face potential environmental liabilities with respect to a particular property even after such property has been sold. Any environmental issue may significantly increase the cost of a development and/or cause delays, which could have a material adverse effect on the profitability of that development and our results of operations and cash flows.

RISKS RELATING TO OUR MEDICAL COMPANIES

Our medical companies are subject to extensive governmental regulation, which can be costly and subject our business to disruption, delays and potential penalties.

Our medical companies are subject to extensive regulation by the FDA and various other U.S. federal and state authorities and the EMA and other foreign regulatory authorities. The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues and substantial additional costs. In addition, no assurance can be given that our medical companies will remain in compliance with applicable FDA and other regulatory requirements once approval or marketing authorization has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling, and advertising and post marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. Our medical companies’ facilities are subject to ongoing regulation, including periodic inspection by the FDA and other regulatory authorities, and they must incur expense and expend effort to ensure compliance with these complex regulations. Failure to comply with all applicable regulatory requirements may subject our medical companies to operating restrictions and criminal prosecution, monetary penalties and other disciplinary actions, including, sanctions, warning letters, product seizures, recalls, fines, injunctions, suspension, shutdown of production, revocation of approvals or the inability to obtain future approvals, or exclusion from future participation in government healthcare programs. Any of these events could disrupt our medical business.

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance and reimbursement for additional treatment applications for the ExAblate.

Our associate, InSightec Ltd. (“InSightec”), has received regulatory approvals to market the ExAblate in the United States, Israel, Canada, Russia, Korea, Taiwan, Australia, New Zealand, Singapore, Japan, China and the European Union Economic Area (“EEA”), which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. In addition, InSightec received CE-marking (approval to market in the EEA), Israeli Ministry of Health approval and FDA approval for pain palliation of bone metastases, and in December 2016, CE approval was received for prostate cancer treatment as well. In December 2012, InSightec’s ExAblate Neuro system received the CE-marking for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain. In July 2016, Insightec’s ExAblate Neuro system received FDA approval for the non-invasive treatment of essential tremor (ET) in patients who have not responded to medication. Similar approvals were received in Israel, Korea, Canada and Japan.

However, clinical experience for the approved applications is still in the early stages, and InSightec is in the process of obtaining reimbursements, therefore wide commercial acceptance is expected to take few years. InSightec’s objective is to expand the use of the ExAblate by developing and introducing new treatment applications, particularly for neurological applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate for these additional treatment applications. InSightec cannot guarantee that its product development activities for these other applications will be successful and if not, InSightec’s future growth will be harmed. In particular, InSightec’s future curative oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors, or meet or exceed the current medical standard related to the oncology application in question. If InSightec is unable to demonstrate this degree of efficacy, its future treatment applications may not prove to be successful. In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure that FDA approval or other regulatory approvals will be granted.

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

Gamida’s future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for their products.

Our associate Gamida Cell Ltd. (“Gamida”), a leader in stem cell expansion technologies and therapeutic products, is substantially dependent on receiving FDA and other applicable regulatory approval of its products and is also required to conduct extensive clinical studies that may take several years to demonstrate the therapeutic benefits, absence of dangerous adverse side effects and cost-effectiveness of these new treatment applications and products.

In the event that Gamida does not receive regulatory approval to market and sell their products it would have a material adverse effect Gamida’s valuation and its ability to continue its current operations.

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

In July 2016 some USA health insurance providers updated their policies to include treatments conducted by MRgFUS technologies and specifically treating pain palliation of bone metastases. In addition, in November 2016 the CMS organization (Centers of Medicare and Medicaid services) decided to rule the Exablate Essential Tremor treatment as entitled to reimbursement. The Decision of the CMS is an initial ruling at the national level and is the one of the steps required. It is a positive step but does not directly translate to coverage and payment. Additional decisions at the regional level need to take place in order to receive reimbursement. Reimbursement practices vary significantly from country to country and within some countries, by region. InSightec believes that third-party payors will not provide reimbursement on a national basis for treatments using the ExAblate, unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate, InSightec may be unable to generate sufficient sales to support its business.

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

Until InSightec achieves broad market acceptance of the ExAblate and is able to generate sufficient sales to support its business and its research and development expenses, and until Gamida begins selling its products and generating positive cash flow, each of them will need to obtain additional capital investments to support its business in general and, in particular, its significant research and development costs and expenses. The current volume of sales and backlog of InSightec will not suffice to maintain its current cash burn-rate and expenditure levels. Each of InSightec’s or Gamida’s inability to obtain additional funding sources, particularly capital investments, might have a material adverse effect on its business and/or ability to continue its operations.

If InSightec and Gamida are unable to protect their intellectual property rights, their competitive position could be harmed. Third-party claims of infringement could require InSightec and Gamida to redesign their products, seek licenses, or engage in future costly intellectual property litigation, which could impact InSightec’s and Gamida’s future business and financial performance.

InSightec’s and Gamida’s success and ability to compete depends in large part upon their ability to protect their proprietary technology. InSightec and Gamida rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements, in order to protect their intellectual property rights. The process of seeking patent protection can be long and expensive, and there can be no assurance that InSightec’s and Gamida’s existing or future patent applications will result in patents being issued, or that InSightec’s and Gamida’s existing patents, or any patents, which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to InSightec and Gamida.

Claims by competitors and other third parties that InSightec’s or Gamida’s products allegedly infringe the patent rights of others could have a material adverse effect on InSightec’s or Gamida’s business. Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of InSightec’s and Gamida’s technical and management personnel. An adverse determination in any such proceeding could subject InSightec and Gamida to significant liabilities or require InSightec or Gamida to seek licenses from third parties or pay royalties that may be substantial.

InSightec’s and Gamida’s technology may become obsolete, which could materially adversely impact InSightec’s and Gamida’s future business and financial performance.

InSightec’s and Gamida’s success and ability to compete depends in large part upon their ability to develop and maintain unique and leading technologies and capabilities, providing medical solutions superior to alternative treatments and technologies. The discovery or development of more advanced, efficient or cost-effective treatments or technologies by third parties providing better solutions to the same diseases, could make InSightec’s or Gamida’s technologies or solutions inferior, obsolete or irrelevant. The rapid development and massive research and development activities in the medical areas in which these companies operate creates constant risk of such occurrence, which could adversely impact InSightec’s and Gamida’s future business and financial performance.

InSightec is dependent on General Electric until compatibility is reached with other parties.

As of the date of this annual report, ExAblate is compatible only with certain Magnetic Resonance Imaging (MRI) systems of GE Healthcare, a division of the General Electric Company (“GE”), which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. On October 17, 2012, InSightec and GE entered into a Technology, Cooperation, and Distribution Agreement as amended on June 26, 2014, on March 30, 2015, and December 31, 2015 (the “Cooperation Agreement”) relating, inter alia, to product exclusivity, cooperation with respect to the development and sale of the parties’ complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. We are no longer obligated to work exclusively with GE. In that regard, we announced on April 15, 2016, that InSightec signed a non-exclusive cooperation agreement with Siemens Healthcare GmbH (“Siemens”), a leading manufacturer and developer of diagnostic imaging equipment in general and Magnetic Resonance scanners specifically, to develop compatibility between InSightec’s MRI guided Focused Ultrasound Systems (MRgFUS) and Siemens’ MRI scanners with the intention to expand the MRgFUS market globally. Although we are no longer exclusively linked to GE, we are not fully compatible with Siemens due to technical and regulatory efforts and processes that need to be implemented. Until such time as our systems are compatible with Siemens, we remain dependent on GE.

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

Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. For more information, see below under “Enforceability of Civil Liabilities.”

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

Many of the Eastern European countries in which we operate are countries which were allied with the former Soviet Union under a communist economic system, and subject us to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, unpredictability of the civil justice system, land expropriation, changes in taxation legislation or regulation, changes to business practices or customs, changes to laws and regulations relating to currency repatriation and limitations on the level of foreign investment or development. These risks could be harmful to us and are very difficult to quantify or predict. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our properties and could impair our profitability. With respect to our operations in Romania, any foreign company or litigant may encounter difficulties in prevailing in any dispute with, or enforcing any judgment against, the Romanian government or officers or directors under the Romanian legal system. The joint venture in relation to the Casa Radio site in Bucharest is governed by the public-private partnership laws of Romania pursuant to which no projects have yet been implemented in Romania. There is a risk that the legal structure of this partnership may be challenged in the future and that the development and exploitation rights to be granted by the Romanian government to the joint venture company are more restrictive than currently anticipated, leading to us being unable to obtain the development profits predicted for the project. Recent political changes in Romania have resulted in delays in receiving required communications, regulatory approvals and permits from the Romanian government, which may affect our ability to develop and sell our projects there. Furthermore, third parties could challenge the Romanian government’s decision, following the failure of the original partners to fulfill their obligations or to put the contract out to tender or to carry out a new site valuation. A successful challenge on either count could result in us having to enter a new tender process, which would lead to an increase in associated expenses and uncertainty.

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

For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2014, 2015 and 2016, and that are currently in progress, see “Item 5. Operating and Financial Review and Prospects - Overview.”

Recent Events

LOI to sell the holding in Radisson complex in Bucharest, Romania

On August 18, 2017, we announced that a Company’s wholly owned indirect subsidiary (“Seller”) has signed a non-binding LOI with an international investment fund (the “Purchaser”) to sell its entire shareholding (approximately 98.2%) in a company owning the Radisson complex in Bucharest, Romania (“Target Shares”), based on a Property Value of approximately €177.5 million (approximately $187 million) (the “Transaction”). The consummation of the Transaction, which expected to occur within three to four months from the signing of the LOI, is subject to the fulfillment of certain conditions, including inter alia: (i) the successful conclusion by the Purchaser of its due diligence investigations; (ii) the signing of a binding share purchase agreement (“SPA”); and (iii) the fulfillment of certain conditions precedent as will be finally determined in the SPA, including obtaining the approval of the Romanian Competition Council, and the obtaining of an externally sourced financing by the Purchaser. Our net proceed will be calculated following the repayment of the secured bank loan, customary working capital adjustments and other agreed adjustments as of the closing date. During the period starting on the date of the signing of the LOI and terminating on the earlier to occur of the date of the execution of the SPA, or the date of the termination of the LOI by either party, the Seller and its representatives have undertaken to refrain from negotiating with any other third party other than the Purchaser for the purpose of selling the Target Shares or the Radisson complex.

On November 8, 2017, we announced that after the completion by the Purchaser of its due diligence investigations, agreement has been reached with the Purchaser so that the estimated net proceeds to the Company deriving from the sale of its Target Shares is anticipated to be approximately Euro 80 million, of which a certain amount will be granted as an interest bearing Vendor Loan to the Purchaser. In addition, the Company and the Purchaser agreed that the signing and execution of the Share Purchase Agreement between the parties shall take place not by later than November 23, 2017 and that the exclusivity period will be extended till that date. The Company anticipates that the closing and consummation of the transaction will take place during the course of the month of December 2017.

Completing the sale of plots in Timisoara and Constanta, Romania, by PC

On August 7, 2017, we announced that PC has completed the sale of a plot totaling approximately 32,000 sqm in Timisoara, Romania, for €7.25 million (approximately $7.65 million) and a plot totaling approximately 30,000 sqm in Constanta, Romania, for €1.3 million (approximately $1.37 million).

Investment in Gamida Cell

On July 10, 2017, we announced that an approximately $40 million private financing investment in Gamida Cell has been completed (the “Investment”). The Investment was led by Shavit Capital Fund joined by the pharmaceutical company Novartis and additional investors, including VMS Investment Group, Israel Biotech Fund, IHCV and Clal Biotechnology Industries (the “Investors”). Following the Investment, a preferred shares were allotted to the Investors, based on $120 million pre-money valuation to Gamida Cell (the “Allotted Shares”). In addition, the investors received options to preferred shares in the amount of 60% of the Allotted Shares. The exercise price of the options is 120% of the shares price which have been paid on the Investment closing date. The options will expire 5 years after the Investment closing date. Elbit Medical didn’t take part in the Investment. Following the closing of the Investment, Elbit Medical holds approximately 17.87% of the share capital in Gamida (13.63% on a fully diluted basis). As of the date herein, there is no certainty that the Investors will exercise their options. Gamida informed the Company that the Investment proceeds will be used to complete Nicord©’s Phase III clinical trial and to prepare for product commercialization by expanding its in-house manufacturing capacity, expanding Gamida’s presence in the US, as well as continuing to develop additional pipeline products.

FDA approval of Insightec’s Phase III clinical trial for the treatment of dyskinesia symptoms or motor fluctuations of advanced Parkinson’s disease

On October 25, 2017 we announced that the FDA has approved the commencement of Phase III clinical trial for the treatment of neuropathic pain by Insightec’s Exablate Neuro system, for treating dyskinesia symptoms or motor fluctuations of advanced Parkinson’s disease patients who have not responded to medication. Insightec estimates that Parkinson’s disease afflicts millions of people worldwide, including approximately one million in the United States alone with 60,000 additional diagnoses each year. Treatment with the Exablate Neuro is intended to improve motor function and reduce dyskinesia, one debilitating symptom that presents as uncontrolled, involuntary movement of the arms and/or legs.

FDA approval of Insightec’s Phase I clinical trial for the treatment of Neuropathic Pain

On June 26, 2017, we announced that the FDA has approved the commencement of Phase I clinical trial for the treatment of neuropathic pain by Insightec’s Exablate Neuro system (the “Trial”). The Trial will include 10 patients and will be fund by the Focused Ultrasound Foundation. Insightec is the regulatory sponsor of the clinical Trial. The purpose of the Trial is to examine the safety and the efficiency of the treatment.

LOI regarding the sale of Torun Plaza

On June 21, 2017, we announces that PC has signed a non-binding LOI with an investment fund (the “Purchaser”) regarding the sale of Torun Plaza shopping and entertainment center in Poland (the “Asset”). Should the transaction proceed towards a signed share purchase agreement, following a due diligence process, PC will receive approximately €70 million (approximately $74 million) followed by additional payments up to a maximum potential amount of €4 million (approximately $4.2 million) after an additional earn out period following the closing of the transaction. The expected net proceeds to PC, following the repayment of the related bank loan are estimated to be approximately €27 to 29 million (approximately $28 to 30 million). On August 31, 2017, we announced that the completion of the transaction has been postponed and is now expected to conclude in the fourth quarter of this year. On October 25, 2017 we announced that PC has concluded the final terms regarding the sale of shares in the SPV holding the Asset to the Purchaser. The signing of the transaction has been set for the beginning of November 2017, with final closing and settlement expected by the end of November, conditional on the Purchaser receiving bank financing, which was already approved and is expected to be concluded during November 2017. The agreement reflects an estimated value for the Asset of €70.6 million including an additional forecasted payment at the end of May 2018 for new leases signed by the end of April 2018 (if and to the extent that such agreements will be signed) (“earn out period”). The total expected net proceeds to PC, following the deduction of the related bank loan, earn out period, and other working capital adjustments in accordance with the balance sheet of the SPV, are estimated to be approximately €29.4 million. On November 6, we announced that PC has signed a definitive Share Purchase Agreement regarding the sale of shares in the SPV holding the Asset to the Purchaser. PC anticipates that the closing and settlement of the transaction will take place by the end of November.

Agreement to sell a plot in Bangalore, India

On June 19, 2017 we announced that EPI signed a revised agreement in relation to the sale of a 100% interest in a special purpose vehicle which holds a site in Bangalore, India to a local investor (the “Purchaser”). The Purchaser and EPI have agreed that the purchase price will be amended to INR 338 Crores (approximately €47 million and approximately $50 million) instead of the INR 321 Crores (approximately €44.6 million and approximately $50 million) agreed in the previous agreement, signed on December 2015. As part of the agreement, INR 110 Crores (approximately €15.3 million and approximately $16 million) will be paid by the Purchaser in installments until the Final Closing. The Final Closing will take place on September 1, 2018, when the final installment of INR 228 Crores (approximately €31.7 million and approximately $33 million) will be paid to EPI. If the Purchaser defaults before the Final Closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreement, signed on December 2015, will remain in place until the Final Closing.

Gadish Settlement

Please see Item 3 “Key Information”, Section D “Risk Factors”, under “We are subject to a class actions proceeding that may have a material adverse effect on our results of operations and cash flow”.

Delay in Filing Form 20-F for 2016

In May 2017, the Company received a notice from NASDAQ that it was not in compliance with Rule 5250(c)(1) because it failed to timely file this Form 20-F for the period ending December 31, 2016. The delay in filing the Form 20-F was the result of a disclaimer contained in the report of the auditor of PC in PC’s annual financial statements for 2016. As a result of this disclaimer, the Company’s auditor notified the Company that it is unable to provide an audit opinion regarding the Company’s financial statements for 2016. After the Company submitted a plan to regain compliance and other information, among others, NASDAQ ultimately granted the Company an extension until November 13, 2017 to file its annual report this Form 20-F and thereby regain compliance with the Rule 5250(c)(1).

Insightec’s extension of FDA approval for treatment of Essential Tremor

On April 24, 2017 we announced that the FDA has extended its approval of Exablate Neuro system for a non-invasive treatment of essential tremor in patients who have not responded to medication and now it’s including the usage on 1.5 Tesla MRI systems (the former FDA approval, which was announced on July 12, 2016, was given for the usage of the Exablate Neuro on 3 Tesla magnet strength MRI systems).

Belgrade Plaza opened to the public

On April 21, 2017 we announced that PC has successfully opened Belgrade Plaza shopping center to the public. In line with the binding share purchase agreement with BIG Shopping Centers Ltd., as announced on March 2, 2017, PC received €2 million (approximately $2.1 million) for fulfilling its conditions around the successful opening of the center.

First treatment under Insightech’s Phase I clinical trial for opening the blood brain barrier in patients with early Alzheimer’s disease

On March 27, 2017 we announced that the first treatment was performed under Phase I clinical trial to investigate the use of Magnetic Resonance Imaging guided by Focused Ultrasound (MRgFUS) technology for opening the blood brain barrier in patients with early Alzheimer’s disease. The treatment was conducted at Sunnybrook Health Sciences Centre in Toronto, Canada and use the Insightec’s Exablate Neuro system. Insightec is the regulatory sponsor of the clinical trial.

Orphan Drug by the EMA for Nicord of Gamida

On March 23, 2017 we announced that the orphan drug designation which has been granted by the European Medicines Agency’s (EMA) Committee for Orphan Medicinal Products (COMP) regarding NiCord® has been broadened and now includes any treatment which based on blood system stem cells (haematopoetic stem cells) transplant. The EMA grants an orphan drug designation to promote the development of products that demonstrate promise for the treatment of rare diseases. EMA Orphan drug designation provides 10 years of market exclusivity in the EU, as well as, prospective grants receiving easement and assistant with developing and registration of drugs for marketing.

Sale of Belgrade Plaza commercial center–

On March 2, 2017 we announced that PC has completed the sale of Belgrade Plaza commercial center to BIG Shopping Centers Ltd. (the “Purchaser”). The commercial center was opened in April 2017 and PC remained responsible for the development and leasing of the asset until the opening. Following the successful sale, PC has received an initial advance payment of approximately €31.5 million ($33 million) from the Purchaser for the sale of 100% of the SPV. This will be followed by further payments during the first 12 months of operation, which are subject to certain operational targets and milestones being met. BIG Shopping Centers Ltd. has provided a guarantee to secure these future payments. The final agreed value of Belgrade Plaza, will be calculated based on a general cap rate of 8.25% on the sustainable NOI after 12 months of operation, which PC estimates will be approximately €7.2-7.5 million per annum. Parts of the NOI will be re-examined again after 24 months and 36 months of operation, which may lead to an upward adjustment of the final purchase price.

On September 14, 2017 we announced that Plaza has received a further payment of €13.4 million from the Purchaser, having met certain pre-agreed milestones

Sale of Suwałki Plaza commercial center

On February 1, 2017, we announced that PC completed the sale of Suwałki Plaza shopping and entertainment center in Poland to an investment fund for € 42.3 million (approximately $45 million). PC received approximately €16 million (approximately $17 million) net cash, after the repayment of the bank loan, and other working capital adjustments

Enrolling Phase III for Nicord and transplant of first patient

On December 12, 2016, Gamida announced that it has been cleared by the U.S. Food and Drug Administration to begin enrolling for the Phase 3, international, multicenter trial of Gamida’s NiCord® for patients with high risk hematological malignancies (blood cancers). (the “Trial”). In addition, Gamida has informed that clearance to begin enrolling for the NiCord study has also been received for an additional European territory. The Trial is planned to be a randomized-controlled study comparing transplantation of NiCord to that of un-manipulated umbilical cord blood. A total of 120 patients will be enrolled at transplantation centers throughout the US and Europe. Gamida estimates that patient recruitment will take approximately two years to complete. The primary endpoint of the study is to examine the time from transplant to engraftment of neutrophils. On February 28, 2017, we announced that the first patient has been transplanted in Gamida’s Phase 3 study of NiCord®, in development as a cure for patients with blood cancer. On October 10, 2016, Gamida announced that the FDA granted Breakthrough Therapy Designation status to NiCord, due to improvement in absorption of neutrophils blood cells in bone marrow transplant for patients with high risk hematological malignancies (blood cancers). Breakthrough therapy designation is granted to a drug that is intended to treat serious or life-threatening diseases, and that preliminary clinical evidence indicates that the drug may demonstrate substantial improvement on a clinically significant endpoint(s) over available therapies. A breakthrough therapy designation entitles the company to various benefits, such as: intensive FDA guidance, involvement of senior FDA managers in the process, option for a FDA rolling review of Nicord marketing approval application in the U.S (i.e. the FDA may agree to review parts of the application file which are submitted in phases, with no obligation of filling the whole file prior to the review commencement). .

Acquiring bank loan for PC’s plot in Brasov, Romania

On December 6, 2016, we announced that PC has acquired a bank loan of approximately €10 Million (approximately $10.5 million), which is held against PC’s plot in Brasov, Romania, for a total consideration of €1.35 million (approximately $1.42 million). The transaction represents a discount of approximately 86.5% on the outstanding bank loan and the Lender has transferred all the collateral granted with respect of the loan to PC, while also releasing PC from its recourse loan. As part of the terms of the transaction, the Lender has been granted a purchase option for a term of three years, to acquire the plot for €1.1 million.

Klepierre Settlement

On December 6 , 2016, we announced, that we and Klepierre S.A. (“Klepierre”) reached a settlement relating to the International Court of Arbitration’s ruling on July 7, 2016, with respect to a transaction agreement between the parties, according to which PC is liable for an indemnification claim totaling approximately €2 million (approximately $2.1 million), including costs arising from the legal process. Since Klepierre is deemed a creditor under PC’s ongoing Restructuring Plan, payment of the principal amount due by PC under the indemnification claim is deferred to July 2018. However, due to our guarantee under the original transaction and according to Dutch law, we were obliged to pay the amount determined by the International Court of Arbitration. The settlement states, inter alia, that we will pay €1.2 million (approximately $1.3 million) to Klepierre and Klepierre shall release all of its claims against us, and our fully owned subsidiary, Elbit Ultrasound (Luxembourg) B.V./S.À.R.L. (who was also guarantor to PC) and PC.

Sale of Riga Plaza Center

On September 15, 2016 we announced that PC completed the sale of Riga Plaza shopping and entertainment center in Riga, Latvia, to a global investment fund. The agreement reflects a value for the business of €93.4 million (reflecting 100%)( approximately $99 million) . Following a price adjustment mechanism and costs incurred in respect of the completion of the sale, PC received €17.8 million ( approximately $19 million) in cash after repayment of banks loan (representing PC’s share of the sale of the business), with an additional €0.7 million ( approximately $0.74 million) expected to be received within 24 months of the closing of the transaction.

Debt repayment agreement and Sale of Zgorzelec Plaza Commercial Center

On September 14, 2016 we announced that it completed the sale of the shares in Zgorzelec Plaza commercial Center in Poland. PC had previously signed a Debt Repayment Agreement (“DRA”) with the financing bank (the “Bank”) of Zgorzelec Plaza commercial Center in Poland, which provides that, among other things, PC will make a payment of €1.1 million (approximately $1.16 million) (in escrow) to the Bank and the Bank will deposit (in escrow) Release Letters for: (i) releasing a mortgage in favour of the Bank from a plot of land of PC in the city of Leszno, Poland; (ii) releasing of a recourse right obligation (of €1.1 million) under the corporate guarantee of PC and an additional subsidiary of PC; (iii) subordination agreement; and (iv) submission for enforcement on the loan. A share purchase agreement was signed between PC and an appointed shareholder nominated by the Bank, after which the remainder of the DRA process was completed, including delivery of a Release Letters to PC, and removing a mortgage over an asset of PC in Leszno, Poland (valued at €0.8 million). PC recognize an accounting profit of approximately €9.2 million, stemming from the release of €23 million of the outstanding (and partially recourse) loan (including accrued interest thereof), against an outstanding asset valued at €12.7 million (approximately $13.4 million) and other working capital adjustments.

Notes Repurchase Programs

On June 1, 2016 and August 18, 2016, we approved two new programs to repurchase up to NIS forty (40) million (approximately $10.4 million) and NIS 50 million (approximately $13.3 million), respectively of the Notes, which are traded on the Tel Aviv Stock Exchange. Our board of directors has determined that until further notice, we will purchase only Series H notes. The repurchases will be made from time to time in the open market on the Tel Aviv Stock Exchange, in privately negotiated transactions or in a combination of the two, commencing the date of the announcement of each of the programs and for a period of 12 months. The repurchase programs do not require us to acquire any or a specific amount of notes, and it may be modified, suspended, extended or discontinued without prior notice. Repurchase Notes under these programs depends on factors such as market conditions and legal compliance. Notes repurchased by us will be canceled and removed from trading.

The above mentioned repurchase programs are in addition to repurchase programs published by the Company in 2015 which were in the total amounts of NIS 90 million.

Since the issuance of the Notes (in February 2014) till the date of this annual report, the Company has published 4 programs for the repurchase of up to NIS 180 million of Series H notes. As of the date of this report the Company has purchased par value NIS 150 million Series H notes for a total cash considerations of NIS 138 million.

Non-Exclusive Cooperation Agreement with Siemens

On August 15, 2016, we announced that Insightec Ltd. signed a non-exclusive cooperation agreement with Siemens Healthcare GmbH (“Siemens”), a leading manufacturer and developer of diagnostic imaging equipment in general and Magnetic Resonance scanners specifically, to develop compatibility between INSIGHTEC’s MRI guided Focused Ultrasound Systems (MRgFUS) and Siemens MRI scanners (the “Systems”) with the intention to expand the MRgFUS market globally (the “Agreement”). According to the Agreement, the Parties will cooperate regarding the performance of R&D, integration, testing and approving the compatibility of the Parties’ Systems. Each Party shall be solely responsible, at its own cost, to obtain the regulatory approval for its systems, and InSightec shall be solely responsible, at its sole cost, to obtain the regulatory approval for the combined system. Each Party shall bear all of its internal and external costs relating to its performance under the Agreement, except that InSightec shall reimburse Siemens an amount agreed upon in the Agreement, for its R&D costs. The Agreement also determines that each Party shall act independently in the marketing and sales of its component portion of the Combined System, and determines the amount InSightec shall pay Siemens for sales of the Combined Systems.

The term of the Agreement is five (5) years from the first commercial sale of the combined system and shall automatically renew for additional 1-year periods, unless either Party has provided a notice for its non-renewal or of its termination, in accordance with the terms of the Agreement.

Joint Development Agreement with respect to our Plot in Chennai, India

On August 2, 2016, we announced that a subsidiary of EPI (“SPV”) signed a Joint Development Agreement (“JDA”) relating to the Chennai, India project, owned 100% by EPI. Under the terms of the JDA, the SPV will confer the property development rights to a reputable local developer (the “Developer”) who will carry full responsibility for all of the project costs and liabilities, as well as for the marketing of the scheme. The JDA also stipulates specific project milestones, timelines and minimum sale prices. Development will commence subject to the obtainment of the required governmental/ municipal approvals and permits, and it is intended that 67% of the land will be allocated for the sale of plotted developments (whereby a plot is sold with the infrastructure in place for the development of a residential unit by the end purchaser), while the remainder will comprise residential units fully constructed for sale. The SPV will receive 73% of the total revenues from the plotted development and 40% of the total revenues from the sale of the fully constructed residential units. In order to secure its obligation, the Developer will pay a total refundable deposit of INR 35.5 Crores (approximately €4.8 million), with INR 10 Crores (approximately €1.35 million) paid following the signing and registration of the JDA, INR 17 Crores (approximately €2.3 million) payable when planning permission for the first phase of the development project is obtained (the “Project Commencement Date”), and the remaining INR 8.5 Crores (approximately €1.15 million) payable six months after the Project Commencement Date.

Termination of lease agreement - plot in Tiberius, Israel.

On August 1, 2016, we announced that we received from the Israeli Land Administration (“ILA”) an amount of approximately NIS 7 million ( approximately $1.8 million) (in addition to the amount of approximately NIS 13 million, which related to the release of bank guarantees discussed below) following the termination of our lease agreement with respect to a plot near Tiberius, Israel. The lease agreement was signed on July 2007, with the ILA, according to which, we leased a plot of approximately 44,600 square meters near Tiberius, Israel for a term of 49 years (through 2056). Following the termination of the Agreement, the ILA released two bank guarantees in the aggregated amount of approximately NIS 13 million, (approximately $3 million) which have been provided to the ILA in order to secure our undertakings under the Agreement. In addition, on December 1, 2016 we announced that the LA reimbursed to us a gross amount of approximately NIS 17 million (approximately $4 million) with respect to development fees paid by us on account of the plot.

FDA Approval of Exablate Neuro system

On July 12, 2016, we were informed by Insightec Ltd., that the FDA approved its Exablate Neuro system for a non-invasive treatment of essential tremor (ET) in patients who have not responded to medication. Exablate Neuro uses focused ultrasound waves to precisely target and ablate tissue deep within the brain with no incisions or implants. The treatment is done under Magnetic Resonance Imaging (MRI) guidance for real time treatment monitoring. Essential tremor is the most common movement disorder, affecting more than 5 million people in the United States, and millions more worldwide. Hand tremor is the most common symptom, but tremors can also affect the head, arms, voice, legs, and torso. For these patients, performing everyday tasks presents a challenge and impacts their quality of life.

Sale of Plot and Related Real Estate in Belgrade, Serbia

On June 29, 2016, we announced that PC completed the sale of its wholly owned subsidiary, which holds the “MUP” plot and related real estate in Belgrade, Serbia, for €15.75 million (approximately $16.2 million). MUP is a prominent development site at the location of the former Federal Ministry of Internal Affairs, at the entrance to Belgrade’s old town and on the city’s main thoroughfare. The purchaser has paid the initial amount of €11.3 million (approximately $12 million) in cash to PC, €4.05 million (approximately $4.2 million) were paid in January 2017. The consideration has been received in September 2017. In October 2017 PC has received the final payment of €1 million (approximately $1.1 million) for the sale of the MUP plot in Belgrade, Serbia. The final payment comprises the €400,000 (approximately $420,000) purchase price for the asset, together with an additional €600,000 (approximately $630,000) which had been conditional upon the purchaser receiving development rights for the plot of at least 69,000 sqm above ground.

Reverse Share Split

On June 28, 2016, following Board unanimous recommendation our shareholders authorized the effecting of a reverse share split of shares at a ratio of one-to-three in order to increase the per share trading price of our ordinary shares to satisfy Nasdaq’s Listing Rule 5450(a)(1) which requires that listed stocks maintain a closing bid price in excess of $1.00 per share for continued listing on the Nasdaq Global Select Market. For more information, see “Item 3 – Risk Factors – General Risks - If we do not satisfy the NASDAQ requirements for continued listing, our ordinary shares could be delisted from NASDAQ.”

Sale of Plot in Lodz, Poland

On June 28, 2016, we announced that PC signed an agreement for the sale of a 20,700 sqm. plot of land in Lodz, Poland, to a residential developer, for €2.4 million (approximately $2.5 million). The conditional agreement will be followed by a transfer agreement which is expected to be signed by the end of August 2016. On transfer, PC will receive an initial payment of €1.04 million (approximately $1.1 million), followed by €180,000 (approximately $190,000) in November 2016, €220,000 (approximately $230,000) in December 2016 and a final instalment of €0.96 million (approximately $1 million) in June 2017.

Loan Agreement for Belgrade Plaza Shopping and Entertainment center

On June 21, 2016, we announced that PC signed a €42.5 million (approximately $45 million) loan agreement to support the development of Belgrade Plaza (Visnjicka) in the Serbian capital, Belgrade, from a consortium of banks led by the Hungarian bank OTP Bank Plc. As for the sale of Belgrade Plaza and the repayment of the loan agreement.

Approval of Exablate Neuro by Health Canada

On May 24, 2016 we announced that Health Canada has approved its Exablate Neuro system for the treatment of essential tremor. INSIGHTEC’s Exablate Neuro platform is transforming medicine by presenting a non-invasive treatment alternative that combines two technologies: Focused Ultrasound, which is used to lesion the targeted tissue deep in the brain, and Magnetic Resonance Imaging (MRI), which is used to guide the ultrasound waves to the specific target tissue and provide real-time feedback on treatment progress and outcomes.

Sale of Liberec Plaza Commercial Center

On March 31, 2016, we announced that PC has completed the sale of its subsidiary holding Liberec Plaza, commercial center in the Czech Republic, for €9.5 million (approximately $10 million). Following net asset value adjustments related to the subsidiary’s balance sheet, PC received net €9.37 million (approximately $10 million).

Addendum to Loan Agreement with Bank Hapoalim

On March 22, 2016, we announced that we had signed an addendum to the loan agreement with Bank Hapoalim B.M. (the “Bank” and “Loan Agreement”), that will cancel and replace the previous loan agreement (the “Addendum” and the “Loan”). Under the Addendum, subject to the prepayment of €15.0 million (approximately $16 million) to the Bank by March 31, 2016, the following new terms will apply to the loan: (i) the repayment schedule of the Loan will be as follows: €7 million (approximately $8 million) will be repaid on November 30, 2016 and the balance will be repaid on November 30, 2017 instead of one single payment in February 20, 2017 in the existing Loan Agreement; (ii) we will not have prepayment obligations for the planned Notes repurchase program which will be executed by us during 2016 for an amount up to NIS 50 million (approximately $13 million); and (iii) any net cash flow that will be received by us from the refinancing of the Radisson Blu hotel in Bucharest Romania in an amount up to €97 million shall not have repayment obligations, and shall be used by us at our sole discretion.

Refinance of Hotel in Bucharest

On March 10, 2016, we announced that our subsidiary BUTU entered into a definitive facility agreement with Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders, (“Lenders”) to amend the facilities agreement between the parties entered into on September 16, 2011, as amended. According to the definitive facility agreement, the lenders will increase the loan under the facilities agreement up to €97 million (approximately $102 million). The new facility can be drawn down in two Tranches, with the first Tranche in the amount of up €85 million, (approximately $89 million) and the second Tranche in the amount of up to €12 million (approximately $13 million). The proceeds of the new facility shall be used, inter alia, to prolong the outstanding facility under the existing facility agreement in the amount of approximately €60 million (approximately $63 million). The surplus of the new facility will be used for the repayment of all existing shareholder loans granted to BUTU by Elbit Group. On March 24, 2016, the first draw down in an amount of €85 million (approximately $93 million) was closed. The net cash received by us was approximately € 24.4 million (approximately $27 million). On November 21, 2016, we announced BUTU reached the effective date for the drawdown of the second tranche of the loan in the amount of €12 million (approximately $13 million).

An agreement for the sale of Land Plot in Kochi, India

On January 15, 2016, we announced that we signed an agreement to waive any of our rights and interest in a special purpose vehicle which holds a land plot in Kochi, India. The total consideration for us is INR 10 Crores (approximately €1.4 million), which will be paid to us upon the closing of the transaction. The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than December 31, 2017. The local Investor has provided certain security in order to guarantee the aforementioned deadline.

PC Debt Restructuring

On November 18, 2013, our subsidiary PC announced that it had filed for reorganization proceedings (preliminary suspension of payments) with the District Court of Amsterdam in the Netherlands (the “Dutch Court”) and submitted a restructuring plan to the Dutch Court proposed to its creditors, which was further amended (the “Amended PC Plan”). The Amended PC Plan proposed, inter alia, that all principal payments of any unsecured debt due during 2013-2015 be deferred for three years from the date of approval of the Amended PC Plan by the Dutch Court (“Approval Date”). If within two years from the Approval Date PC manages to repay 50% of such unsecured debt, then the remaining principal payments shall be deferred for an additional one year. Under the Amended PC Plan, following the removal of the suspension of payments order by the Dutch Court, PC will be required to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of its unsecured debt, to be allocated among the holders of such unsecured debt. PC will be permitted to make investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for such unsecured debt for a six-month period. The Amended PC Plan was made contingent upon a cash injection of approximately €20 million in PC, by way of a rights issuance (the “Rights Offering”), under which, we, PC, and its directors and officers would be fully released from all claims. On June 23, 2014, subject to the application of certain conditions precedent, we undertook to exercise (or procure that other persons will exercise) all of our rights in the proposed Rights Offering and to procure subscriptions for any unexercised portion of the Rights Offering (the “Undertaking”). On June 26, 2014 PC announced that a majority of its creditors voted to approve the Amended PC Plan, and on July 10, 2014, the Dutch Court approved the Amended PC Plan, with the Approval Date being July 18, 2014, upon which PC’s management resumed full control of PC’s business. On December 19, 2014, PC announced that it had successfully completed the Rights Offering.

On December 1, 2016, we announced that the holders of PC’s Series A PC notes, Series B PC notes and Polish PC notes have approved the following proposed amendments by the required majorities, with immediate effect: The proposed amendments include, inter alia, the postponement of the early prepayments term, as determined in the Amended PC Plan, by up to four (4) months, and the reduction of the requested early prepayments term’s total amount to at least NIS 382,000,000.

As part of the proposed amendments, PC will pay, on March 31, 2018, one-time payment of 0.25% of PC’s outstanding debt. In addition, PC agreed with the PC Noteholders that in the event of successful sale of the Casa Radio project in Bucharest, Romania (the “Project”), including by way of sale of PC’s holdings in the Project (but excluding the injection of monies into the Project by a third party), prior to the full repayment of the relevant PC Notes, and in no event later than December 31, 2019, and provided that the net proceeds actually received by PC from such sale exceed €45 million (the “Minimum Proceeds”), PC will pay to the PC Noteholders additional one-time payment which is derived from the net proceeds actually received by PC on top of the Minimum Proceeds, which can be in a range of between €1 and approximately €11 million.

In addition, the Amended PC Plan includes other provisions which essentially prevent us from using the proceeds from realization of PC’s projects for the development of PC’s existing projects designated for development. As a result, any future development of existing projects by PC may not be executed due to insufficient cash for equity injection into such projects.

Amendment of the Restructuring Plan of PC

On December 1, 2016, we announced that the holders of PC Notes have approved the proposed amendments to the restructuring plan of PC by the required majorities. Under the original restructuring plan, principal payments under the PC Notes originally due in the years 2013 to 2015 were deferred for a period of four and a half years, and principal payments originally due in 2016 and 2017 were deferred for a period of one year (the “Extended Repayment Schedule”). The restructuring plan further provides that, if PC does not prepay an aggregate amount of at least NIS 434 million on the principal of the PC Notes on or before December 1, 2016 (the “Early Prepayment”), the principal payments due under the Extended Repayment Schedule will be advanced by one year (the “Accelerated Repayment Schedule”). The proposed amendments sought by PC are comprised of the postponement of the Early Prepayment date by up to four months and the reduction of the total amount of the required Early Prepayments to at least NIS382 million (approximately $99 million) (a reduction of 12% on the original amount). In addition to the above, PC announced that as part of the approval of the proposed amendment, PC will pay on March 31, 2018 a one-time consent fee in the amount of approximately €488 thousand (approximately $515 thousand) (which is equal to 0.25% of the PC’s outstanding debt under the PC Notes at that time). Additional provisions in the restructuring plan were amended, among others, with respect to: (i) consideration on account of potential sales of the Casa Radio project in Romania, (ii) non-compliance with the amended and restated restructuring plan, (iii) reduction of the deferred debt ratio for the Series B notes, and (iv) commitment of PC to register the Polish notes for trade.

Our Debt Restructuring

During 2013, our Board resolved to suspend all payments to its unsecured creditors and to negotiate with its unsecured creditors on a restructuring plan for the unsecured financial debts. On October 17, 2013, our unsecured financial creditors approved a Plan of Arrangement (the “Arrangement”) (as adjusted from time to time) and on January 1, 2014, the Israeli District Court approved the Arrangement. The closing of the Arrangement took place on February 20, 2014. The general terms of the Arrangement are: (i) in consideration of the extinguishment of our unsecured financial debts (i.e.: series A-G notes, series 1 note and our debts to Bank Leumi), we issued at the closing of the Arrangement the following instruments (A) New ordinary shares, representing immediately following such exchange 95% of our outstanding share capital on a fully diluted basis; and (B) Two series of new notes in the aggregate principal amount of NIS 666 million, (ii) the new Shares and the new notes were allocated among the various unsecured financial creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the closing of the Arrangement. The new Shares are listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Stock Market, and the new notes are listed for trading on the Tel Aviv Stock Exchange, and (iii) pursuant to the terms of the Arrangement, we amended our Articles of Association to include among other things that s decision to engage in a new field of business which is material to us, in which neither the we nor any of our subsidiaries is engaged and which new field of business is not complementary to our business or our subsidiaries, shall require the unanimous approval of all of the members of the board.

B.	BUSINESS OVERVIEW

We operate primarily in the following principal fields of business:

●	Commercial Centers – Construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe, primarily through PC. In certain circumstances and depending on market conditions, we operate and manage commercial centers prior to their sale;

●	Hotels - Operation and management of our Radisson Complex in Bucharest, Romania;

●	Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and

●	Plots in India – Plots designated for sale which were initially designated as residential projects.

Following our Debt Restructuring and PC’s Debt Restructuring we are no longer focused on developing our principal fields of business, rather our focus is on disposing our assets at optimal market conditions.

Commercial Centers

This business includes operational commercial centers, plots designated for the construction and/or development of commercial centers in CEE as well as plots designated for sale without further development. Certain projects designated for development are mixed-use real estate projects which include predominantly commercial centers combined with other elements of operations, including offices, residential units, conference centers and leisure facilities. In this annual report, we refer to all projects mentioned above, as “commercial centers.” Construction or development of each such project is generally conducted through a special purpose project corporation, owned by PC.

As of the date of this annual report, our commercial centers segment includes one operating commercial center and two projects which are designated to be developed by PC in the coming years. In addition, we have ______ projects which are not designated to be developed by us in the foreseeable future. Our projects are located in Romania, Poland, Serbia, Bulgaria, Greece, and Hungary.

Business Concept and Strategy

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

The following are our operational commercial centers as of December 31, 2016:

Torun Plaza

As of the date of this annual report, PC operates and manages an operational commercial center in Torun, Poland which is comprised of approximately 40,000 Gross Lettable Area, and was opened in November 2011. PC intends to dispose of its interest in the Torun Plaza commercial center during 2017. In June 2017 PC has signed a non-binding LOI with an investment fund regarding the sale of Torun Plaza. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – LOI regarding the sale of Torun Plaza “.

Suwlaki Plaza

As of December 31, 2016, PC has a 100% interest in the Suwałki Plaza commercial center in Poland with 20,000 Gross Lettable Area. In February 2017 PC completed the sale of the Suwałki Plaza to an investment fund for €42.3 million. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Suwlaki Plaza”.

Projects Developed and/or Proposed for Development

Belgrade Plaza (Visnjicka)

Our plot in Belgrade Plaza (Visnjicka) is in the advanced stages of development and is currently the largest shopping and entertainment center development underway in Serbia. The shopping and entertainment center, which is currently over 90% pre-let was opened in April 2017. In March 2017 PC completed the sale of the commercial center to third party. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Belgrade Plaza”

Projects (plots) designated for sale

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

Casa Radio, Romania

One of PC’s most significant projects under development is the Casa radio project in Bucharest, Romania. The Casa radio Project cost in the Group’s financial statements as of December 31, 2016, amount to NIS 296 million (2015 - NIS 460 million).

In 2006 PC entered into an agreement according to which it acquired 75% interest in a company (“Project SPV”) which is under a PPP agreement with the Government of Romania to develop the Casa radio site in the center of Bucharest (“Project”). After signing the PPP agreement, PC holds indirectly 75% of the shares in the Project SPV, the remaining 25% are held by the Romanian authorities (15%) and a third party private investor (10%).

As part of the PPP, the Project SPV was granted with development and exploitation rights in relation to the site for a period of 49 years, starting December 2006 (38 years remaining at the end of the reporting period). As part of its obligations under the PPP, the Project SPV has committed to construct a Public Authority Building (“PAB”) measuring approximately 11.000 square meters for the Romanian Government at its own cost.

Large scale demolition, design and foundation works, financed by loans given to the Project SPV by PC were performed on the construction site until 2010, when current construction and development was put on hold due to lack of progress in the renegotiation of the PPP agreement with the Romanian authorities, as discussed in the paragraphs below (“Co-operation with Romanian authorities regarding potential irregularities”), and the global financial crisis. These circumstances (and mainly the bureaucratic deadlock with the Romanian authorities to deal with the issues specified below caused the Project SPV not to meet the development timeline of the Project, as specified in the PPP. However, PC management believes that it had legitimate reasons for the delays in this timeline, as discussed in paragraphs below (“Co-operation with Romanian Authorities Regarding potential irregularities”).

Obtaining of the Detailed Urban Plan (“PUD”) permit

The Project SPV obtained the PUD related to this project in September 2012. Furthermore, on December 13, 2012, the Court took note of the waiver of the claim submitted by certain plaintiffs and rejected the litigation aiming to cancel the approval of the Zonal Urban Plan (“PUZ”) related to the Project. The court decision is irrevocable.

As the PUD is based on the PUZ, the risk that the PUD would be cancelled as a result of the cancellation of the PUZ was removed following the date when the PUZ was cleared in court on December 13, 2012.

Discussions with Romanian authorities on construction time table deferral

Following the Court decision with respect to the PUZ, the Project SPV was required to submit a request for building permits within 60 days from the approval date of the PUZ/PUD and commence development of its project within 60 days after obtaining the building permit. The building permits have not been obtained.

However, due to substantial differences between the approved PUD and stipulations in the PPP agreement as well as changes in the EU directives concerning environmental considerations in buildings used by public authorities the Project SPV attempted to renegotiate the future development of the Project with the Romanian authorities on items such as time table, structure and milestones as well as adaptation of the PAB development to the current EU requirements. Despite several notifications sent to the Romanian authorities expressing a wish to renegotiate the existing PPP agreement no major breakthrough could be achieved. PC could be subject to significant delay penalties under the terms of the PPP agreement if it is determined that PC was at fault in causing the delays.

Because of the failure of the public authorities to cooperate, negotiate and adjust the PPP agreement, the Project SPV was not able to meet its obligations under the PPP. This resulted in a situation where the Project SPV could not “de facto” continue the execution of the Project and created a risk that the public authorities could attempt to terminate the PPP agreement. As of the date of approval of PC’s consolidated financial statements the Project SPV did not receive any termination notification by the public authorities.

PC believes that although there is no formal obligation for the Romanian authorities to renegotiate the PPP agreement, such obligation is implicitly provided for the situation when significant unexpected circumstances arise and that the unresponsiveness of the authorities is a violation of the general undertaking to support the Project SPV in the execution of the Project as agreed in the PPP agreement.

PC believes that the risk that the public authorities may seek to terminate the PPP and/or relevant permits on the basis of the perceived breach of the PC’s commitments and/or may seek to impose delay penalties on the basis of the PPP contract is unlikely given the public authorities have not sought to do such since the perceived breach in 2012 and given PC believes that it has basis for counter claims against the relevant public authorities.

In the case of termination for breach under the PPP agreement the relationship and compensation between the parties is to be decided by a competent court of arbitrations. PC’s management believe that, in the case of termination, PC has a strong case to claim compensation for damages.

During 2016 PC’s management has taken a number of steps in order to unblock the development of the project and mitigate the risk of termination of the PPP agreement, including commencing a process to identify third party investors willing and capable to join PC for the development of the project. PC’s management believes that partnering with reputable investors with considerable financial strength can enhance PC’s negotiation position vis-à-vis the public authorities and assist in advancing an amicable agreement with the relevant authorities with respect to the development of the Project.

PC’s management considers the risk of termination of the PPP agreement and/or the imposition of penalties by the authorities to be unlikely and the audited consolidated financial statements do not include any provision in respect to any potential future penalties in respect to the breach of the PPP agreement. The increased risk arising from the above matters has been reflected in the valuation of the Project.

Co-operation with the Romanian Authorities regarding potential irregularities

In 2015, PC’s board and management became aware of certain issues with respect to certain agreements that were executed in the past in connection with the Project. In order to address this matter, PC’s board appointed the chairman of it’s Audit Committee to investigate the matters together with an independent law firms and to analyze the available alternatives in this respect. The chairman of PC’s Audit Committee did not conclude the investigation as the person with key information was not available to answer questions. PC’s Board, among other steps, implemented a specific policy in order to prevent the reoccurrence of similar issues and appointed the chairman of PC’s Audit Committee to monitor the policy’s implementation by PC’s management. In addition, it was decided that in the future certain agreements will be brought to PC’s board’s approval prior to signing.

PC has approached and is co-operating fully with the relevant Romanian authorities regarding the matters that have come to its attention and it has submitted its initial findings in March 2016 to the Romanian authorities. PC, during this process has been verbally informed by the Romania authorities that it has received immunity from certain potential criminal charges and received further verbal assurance that the mentioned investigation should have no effect on the PC’s existing legal rights to the Project and the PPP Agreement. As the investigation by the Romanian authorities is still on-going, PC in unable to comment further on any details related to this matter. PC’s management is currently unable to estimate any monetary sanctions in respect to the potential irregularities, consequently no provision has been recorded in connection with these matters.

Provision in respect of PAB

As mentioned above, when PC entered into an agreement to acquire 75% interest in the Project SPV it assumed a commitment to construct the PAB at its own costs for the benefit of the Romanian Government. Consequently, the statement of financial position includes a provision in the amount of EUR 13.2 million (NIS 53 million) in respect of the construction of the PAB (December 31, 2015: EUR 14.9 million). During 2016, the Company recorded income in total amount of EUR 1,667 thousand from change in PAB provision as part of write down of trading properties (in 2015 - EUR 686 thousand).

PC’s management believes that the current level of provision is an appropriate estimation in the current circumstances. Upon reaching concrete agreements with Romanian authorities, PC will be able to further update the provision.

For further information regarding certain issues with respect to certain agreements that were executed in the past in connection with the project see “Item3.D – RISK FACTORS – GENERAL RISKS”

In addition to the Casa Radio project, the following table provides additional information in respect of our plots which are designated for sale, as of December 31, 2016:

Name of Project	Location	Type	Title	PC Share %
Csiki Plaza	Miercurea Ciuc, Romania	Commercial and Entertainment Center	Ownership	100
Kielce Plaza (1)	Kielce, Poland	Commercial and Entertainment Center	Perpetual Usufruct	100
Shumen Plaza (2)	Shumen, Bulgaria	Commercial and Entertainment Center	Ownership	100
Constanta Plaza (3)	Constanta, Romania	Commercial and Entertainment Center	Ownership	100
Pireas Helios Plaza (4)	Athens, Greece	Offices/Retail	Ownership	100
Lodz Plaza (5)	Lodz, Poland	Retail and Entertainment Center	Perpetual Usufruct	100
Lodz (Residential) (6)	Lodz, Poland	Ownership/Perpetual Usufruct	Ownership	100
Timisoara Plaza (7)	Timisoara, Romania	Commercial Center	Ownership	100
Leszno Plaza (8)	Poland	Lend Plot	Perpetual usufruct	100
Arena Extension (9)	Budapest, Hungary	Offices	Land use rights	100
Brasov,	Romania	Retail & entertainment scheme	Ownership	100
Krusevac	Serbia	Retail & entertainment scheme	Ownership	100
Casa Radio	Romania	Mixed-use retail and leisure plus office scheme	Remained Lease period 38 years	75

(1) On June 19, 2017 PC announced it has signed the final sale agreement for the disposal its plot in Kielce, Poland, for €2.28 million.

(2) On February 23, 2017 PC announced it has concluded the sale of its plot of land in Shumen, Bulgaria for approaxamtly €1 million.

(3) On August 7, 2017 PC announced it has completed the sale of its plot in Constanta, Romania, for €1.3 million.

(4) On 19 September 2017 PC announced that regarding the disposal of a plot in Piraeus, Greece, an amendment to the agreement has been signed in which new long stop date of 29 September, 2017 has been agreed for the conclusion of the transaction. A EUR 0.145 million increase in the price of the development plot has also been agreed, bringing the value of the asset to EUR 3.545 million.

In order to secure the prolonged validity of the initial agreement, the purchaser has paid a EUR 0.14 million non-refundable extension fee to PC and had an option to extend the long stop date to 20 October 2017 for an additional EUR 0.03 million which were paid. Following the receipt of an additional EUR 0.08 million extension fee, PC has now received a total of EUR 0.25 million from the purchaser in non-refundable advance payments in connection with this transaction.

(5) On December 21, 2016 PC announced the long stop date for the conclusion of the transaction has passed without a final agreement having been signed for the sale of a development plot in Greece for €3.4 million. PC will continue to consider all opportunities for the disposal of the plot.

(6) On June 13, 2017 PC announced it has signed a preliminary sale agreement for the disposal of its plot in Lodz, Poland, for €1.2 million. As part of the agreement, the purchaser will pay advance payments totalling 10% of the sale price, comprising an immediate instalment of €35,000 followed by an instalment of €85,000 when the purchaser obtains zoning. The remaining balance will be paid once a building permit has been obtained for development of the land which is expected to be granted within 12-15 months from the signing of this preliminary sale agreement.

(7) On June 30, 2017 PC announced that following its announcement in september 2016 in respect of sale completion of part of its Residential plot in Lodz, the Company received final instalment of €0.96 million.

(8) On August 7, 2017 PC announced it has completed the disposal of its plot in Timisoara, Romania, for €7.25 million.

(9) On July 28, 2017 PC announced it has signed the final sale agreement for the disposal of its plot in Leszno for €810,000.

(10) On October 2, 2017 PC announced that it has concluded an agreement with an international investor on the termination of land use rights over a circa 21,788 sqm land plot adjoining Arena Plaza in Budapest, Hungary, registered to a subsidiary of PC, Kerepesi 5 Irodaépület Kft (“K5”). The transaction also includes the termination of the preliminary easement agreement, which provided K5 with certain easement rights over the plot. As a result of the agreement, K5 received a net sum of EUR 2.5 million.

Hotels

General

Our goal in respect of the Radisson Blu Complex is to hold and operate, and enhance its value until its sale to third parties which is expected to occur in 2017. We hold approximately 98.2% in a SPV that holds the Radisson Blu complex in Bucharest, while the rest is owned by various unrelated third parties. In August 2017, we have signed a non-binding LOI with an international investment fund to sell our holding (approximately 98.2%) in a company owning the Radisson complex in Bucharest, Romania, based on a Property Value of approximately €177.5 million (approximately $187 million). see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – LOI to sell the holding in Radisson complex in Bucharest, Romania “.

Management of Hotels

Rezidor manages our hotel complex in Romania, comprised of our Radisson Blu and Park Inn hotels, and other apartments. Under the management agreement signed with Rezidor, we undertook to pay Rezidor certain agreed upon fees which are calculated as a percentage of the hotel’s revenue as well as a certain agreed upon percentage from the gross operating profit of the hotel. We also undertook to participate in certain portions of the expenses incurred by Rezidor in the course of performance of their obligations (mainly marketing and advertising expenses), up to a certain percentage of the room revenues, and to invest in the hotel’s capital expenditures. In regards to the agreement to manage the Radisson Blu and the Park Inn hotels we can terminate the agreement only in limited circumstances set forth in the agreement.

Radisson Blu complex- additional information

The tables below provide information with regard to our Radisson Blu Complex:

Name	Title	Our Share As of December 31, 2016	Approximate Constructed Area (square feet)	Rate of Hotel	Total Rooms and description	Additional information

Radisson Complex Bucharest, Romania	Freehold	Approx. 98.2%	900,000	The Radisson Blu hotel – 487 Five Star keys The Park Inn hotel – 276 Four Stars keys	Radisson Blu - 424 rooms and suites, and 63 elite apartments Park Inn – 210 rooms and apartments 66 unbranded apartments.	The complex includes several restaurants and bars, a spa and a world class health academy, casino, and shopping area

Name	Average Room Rate (€)	Average Occupancy Rates (%)	Revenue Per Available room (RevPar)
Radisson Complex Bucharest Romania	90	77%	69

Medical Companies

Our Medical portfolio is held by Elbit Medical Technologies Ltd. (an Israeli company traded on the TASE (“Elbit Medical”). Elbit Medical is the largest shareholder in two medical companies: InSightec Ltd. (“InSightec”) and Gamida Cell Ltd. (“Gamida”). As of the date of this annual report, we hold 89.9% of Elbit Medical’s share capital (85.6% on a fully diluted basis).

In addition to our holding in the shares of Elbit Medical, we provided throughout the year credit lines and services to Elbit Medical. As of December 31, 2016, Elbit Medical has a total of NIS 15.1 million (approximately $3.9 million) outstanding loans and current accounts due to us with the following terms:

Loan Balance as of December 31, 2016	Interest:	Linkage Mechanism:	Contractual Repayment Date:	Early Repayment:
NIS 89 million	6%	Linked to USD	January 1, 2019	Possibility of early repayment (without penalties) after October 1, 2016, at Elbit Medical’s discretion. Early repayment requires approval of an independent board committee of Elbit Medical.
NIS 53.1 million	Non-interest bearing	Linked to CPI	January 1, 2019	Possibility of early repayment (without penalties) after April 1, 2016, at Elbit Medical’s discretion. Early repayment requires approval of an independent board committee of Elbit Medical.
NIS 9 million	Non-interest bearing	Non-Linked	January 1, 2019	Possibility of early repayment (without penalties) after April 1, 2016, at Elbit Medical’s discretion. Early repayment requires approval of an independent board committee of Elbit Medical

InSightec

We directly and indirectly, through Elbit Medical, hold approximately 31.3% of the outstanding share capital (25.3% on a fully diluted basis) of InSightec.

Business Concept

InSightec develops and markets Exablate, the first FDA approved magnetic resonance imaging guided focused ultrasound treatment platform (“MRgFUS”) for a variety of neurosurgery, oncology and gynecology indications. Treatments are non-invasive and are performed in an ambulatory setting.

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

Clinical and regulatory Development in InSightec’s Products

ExAblate Neuro

The Exablate Neuro indication is designated to preform treatment for Essential Tremor, Tremor dominate Parkinson’s disease and Neuropathic pain and others. The following items describe the significant clinical and regulatory events in the Exablate Neuro:

●	In June, 2017 the FDA has approved the commencement of Phase I clinical trial for the treatment of neuropathic pain by Insightec’s Exablate Neuro system. For further information see “Item 4 - INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY - Recent Events - FDA approval of Insightec’s Phase I clinical trial for the treatment of Neuropathic Pain”.

●	In April, 2017 the FDA has extended its approval of Insightec’s Exablate Neuro system for a non-invasive treatment of essential tremor in patients who have not responded to medication and now it’s including the usage on 1.5 Tesla MRI systems. For further information see “Item 4 - INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY - Recent Events - Insightec’s extension of FDA approval for treatment of Essential Tremor”.

●	In March, 2017 the first treatment was performed under Phase I clinical trial to investigate the use of MRI guided by Focused Ultrasound (MRgFUS) technology for opening the blood brain barrier in patients with early Alzheimer’s disease. For further information see “Item 4 - INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY - Recent Events - First treatment under Insightech’s Phase I clinical trial for opening the blood brain barrier in patients with early Alzheimer’s disease”.

●	In July 2016, the FDA approved its Exablate Neuro system for a non-invasive treatment of essential tremor (ET) in patients who have not responded to medication. For further information see “Item 4 - INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY - Recent Events - FDA Approval of Exablate Neuro system”.

●	In May 2016 InSightec informed us that Health Canada approved its Exablate Neuro system for the treatment of ET For further information see “Item 4 - INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY - Recent Events - Approval of Exablate Neuro by Health Canada”.

●	In November 2015 InSightec informed us that the Korean Ministry of Food and Drug Safety (MFDS) has approved its Exablate Neuro system to treat movement, pain and behavioral disorders which allows Korean patients suffering from neurological disorders which cause significant disability access to a new, non-invasive treatment option that does not require open surgery.

●	In November 2015, InSightec informed us that they are investigating the use of MR Guided Focused Ultrasound technology to temporarily open the blood brain barrier which is a protective barrier that restricts the passage of substances from the bloodstream into the brain, protecting it from toxic chemicals and preventing the delivery of essential medication to reach the brain.

●	In March 4, 2014, focused ultrasound was successfully used for the first time in the treatment of a brain tumor. The patient had a recurrent glioma, a portion of which was thermally ablated using InSightec’s ExAblate Neuro. The treatment was conducted at the FUS Center of University Children’s Hospital Zurich. Since then, three more patients were treated successfully in the treatment of brain tumor.

●	In October 2013, the Israeli Ministry of Health approved ExAblate Neuro for the treatment of neurological movement disorders including Essential Tremor and tremor-dominant Parkinson’s disease.

●	In December 2012, ExAblate Neuro, was awarded the European CE mark for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain.

ExAblate For Body Platform

Exablate for Body Platform is designated to treat the Uterine fibroids, Pain palliation of bone metastasis and others. The following items describe the significant clinical and regulatory events in the Exablate for Body Platform:

●	In October 2015 InSightec informed us that the FDA approved InSightec’s Exablate For Body Platform to treat symptomatic uterine fibroids and changed the labeling to allow consideration for women who desire to maintain fertility. The updated labeling specifies that ablation of uterine fibroid tissue can now be considered for women with symptomatic uterine fibroids, who desire to retain fertility and spare their uterus. InSightec estimates that such change in labeling provides younger women suffering from symptomatic fibroids access to a new, non-invasive treatment option that is safe, effective and keeps their uterus intact without compromising their existing ability to get pregnant. The approval is based on accumulated, documented clinical data on 118 patients’ pregnancies post Exablate MRgFUS treatments.

●	In October 2004, InSightec received FDA approval to market the ExAblate For Body Platform in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. InSightec also has regulatory approval to market the ExAblate For Body Platform for the treatment of uterine fibroids in Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan, China and the European Union Economic Area (“EEA”), as well as for the treatment of breast cancer in Korea. In February 2013, the Clalit healthcare fund agreed to cover treatments executed at Sheba Medical Center using ExAblate For Body Platform technology to treat uterine fibroids. In May 2007, InSightec received CE marking for the pain palliation of bone metastases. In October 2012, the U.S. FDA approved ExAblate For Body Platform to treat pain from bone metastases in patients who do not respond or cannot undergo radiation treatment for their pain. In July 2013 ExAblate For Body Platform also received an extended European CE Mark for the local treatment of cancerous and benign primary and secondary bone tumors. In August 2013 InSightec received the approval of the Health Canada Administration, and in November 2014 the approval of Japanese Ministry of Health, for the treatment for pain result from bone tumors.

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

Distribution and Marketing

Insightec has two main distributing channels; the first one is Insightec’ independent business department and the second one is by distributors and local agencies among them is GE healthcare representatives, as a non-exclusive distributor, and other distribution agreements with third parties. Distribution agreements are generally for a term of between one and five years, with an option to extend the agreement based on the performance of the distributor. InSightec has contracted with several non-exclusive distributors in Europe and Asia who market and sell its systems.

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

In addition, InSightec aims to become the market leader in MRgFUS systems and to achieve a significant improvement in the quality and efficacy of the treatment while demonstrating cost effectiveness. To achieve this goal, InSightec intends to pursue a number of operating and growth strategies, which include:

●	developing the ExAblate® Neuro, a unique system targeted at non-invasive treatment of brain tumors and central nervous system targets;

●	contemplating entering into a strategic cooperation with partners in the relevant markets;

●	develop a new surgical method that would enable non-invasive treatment in several clinical applications;

●	expand the marketing of the ExAblate to additional countries, such as the United States, Europe, Asia and Ukraine;

●	develop further applications to its existing systems, such that each purchased system will be used to treat a variety of diseases; and

●	Receive reimbursements for treatments in ExAblate.

In order to expand the marketing of its products, InSightec signed a non-exclusive cooperation agreement with Siemens Healthcare GmbH (“Siemens”), a leading manufacturer and developer of diagnostic imaging equipment in general and Magnetic Resonance scanners specifically, to develop compatibility between INSIGHTEC’s MRI guided Focused Ultrasound Systems (MRgFUS) and Siemens MRI scanners (the “Systems”) with the intention to expand the MRgFUS market globally. (the “Agreement”). According to the Agreement, the Parties will cooperate regarding the performance of R&D, integration, testing and approving the compatibility of the Parties’ Systems. Each Party shall be solely responsible, at its own cost, to obtain the regulatory approval for its systems, and InSightec shall be solely responsible, at its sole cost, to obtain the regulatory approval for the combined system. Each Party shall bear all of its internal and external costs relating to its performance under the Agreement, except that InSightec shall reimburse Siemens an amount agreed upon in the Agreement, for its R&D costs. The Agreement also determines that each Party shall act independently in the marketing and sales of its component portion of the Combined System, and determines the amount InSightec shall pay Siemens for sales of the Combined Systems.

The term of the Agreement is five (5) years from the first commercial sale of the combined system and shall automatically renew for additional 1-year periods, unless either Party has provided a notice for its non-renewal or of its termination, in accordance with the terms of the Agreement.

Gamida Cell Ltd.

We indirectly hold, through Elbit Medical, approximately 17.9% of the outstanding share capital (13.6% on a fully diluted basis) of Gamida.

Clinical and Regulatory Development

Gamida’s leading product, NiCord®, is in clinical development (Phase I/II) for potential use as a hematopoietic (blood) stem cell (HSC) transplantation product in patients with hematological malignancies (blood cancer) such as leukemia and lymphoma. HSC transplantation from bone marrow (also called bone marrow transplantation) is currently the standard of care treatment for many of these patients, but we believe there is a significant unmet need for patients who cannot rapidly find a fully matched bone marrow donor. NiCord is derived from a unit of umbilical cord blood whose HSC have been expanded in culture using our NAM platform technology. Clinical results obtained to date suggest that NiCord may effectively address this unmet need.

The following items describe the significant clinical and regulatory events related to NiCord®:

●	In March 2017, the orphan drug designation which has been granted by the European Medicines Agency’s (EMA) Committee for Orphan Medicinal Products (COMP) regarding NiCord® has been broadened. For further information see “Item 4 - INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY - Recent Events - Orphan Drug by the EMA for Nicord of Gamida”.

●	In December 2016, it has been cleared by the U.S. Food and Drug Administration to begin enrolling for the Phase 3, international, multicenter trial of Gamida’s NiCord® for patients with high risk hematological malignancies (blood cancers). For further information see “Item 4 - INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY - Recent Events - Enrolling Phase III for Nicord and transplant of first patient”.

●	In December 2015, Gamida announced that following the initial data analysis of 16 patients who were treated with NiCord® in the Phase I/II study for treating patients with hematological malignancies (leukemia or lymphoma), NiCord® demonstrated absorption in all patients and in an average timeframe of 10 days. This timeframe is significantly shorter than absorption timeframes reported in transplanted untreated cord blood, where reported absorption timeframes averaged 23-27 days. The clinical study demonstrated a positive drug safety profile, and proper rehabilitation of blood systems post-transplant. On January 8, 2015, the first person was successfully transplanted with cryopreserved (frozen) NiCord® in Gamida’s ongoing Phase I/II clinical study for blood cancer patients. After thaw the cryopreserved product maintained the advantage of NiCord® in demonstrating very rapid engraftment (white blood cell recovery). Gamida expects that this rapid engraftment will reduce the risk of opportunistic infections, will lower the morbidity associated with cord blood transplantation and shorten hospitalization.

●	In January 2014, orphan drug designation has been granted to NiCord® by The US Department of Health and Human Services, The FDA Office of Orphan Products Development, for treatment of several medical conditions. The Orphan Drug Act of 1983, or Orphan Drug Act, encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the U.S. or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive Orphan Drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies, waiver of the FDA application fee, and a period of seven years of marketing exclusivity for the product following FDA marketing approval.

●	In February 14, 2013 Gamida announced successful results of NiCord’s Phase I/II study for treating patients with hematological malignancies. On September 9, 2013 Gamida announced the successful transplantation of the first patient in Gamida’s Phase I/II study of NiCord using a single unit of cord blood. Additional indications and products are in development for cancer, genetic l diseases, immune therapy for cancer and refractory autoimmune diseases.

Gamida’s is also in clinical development (Phase I/II) of Cordin which uses technology based on NAM molecules for treatment through transplantation of enriched umbilical blood in stem cells for patients with non-cancerous blood diseases such as SCD, thalassemia, and serious metabolic genetic diseases and serious autoimmune diseases. As of the date of this report, Cordin is in a Phase I/II clinical study which is transplanted along with untreated umbilical blood. Gamida expects, during 2017, to recruit patients for an additional Phase I/II study with transplantation of Cordin only.

Plots in India

Joint Venture with PC in respect of Plots in India

Our plots in India are owned by our subsidiary, Elbit Plaza India Real Estate Holdings Limited, or EPI. EPI is held 47.5% directly by us and 47.5% by our subsidiary PC.EPI holds two plots in India (in Bangalore and Chennai).

Business concept and strategy

Our business concept and strategy in respect of our Bangalore, India project is to transfer our proprietary interests in the plot to third parties.

With respect to our Chennai, India project, our main goal and strategy is to find a commercially suitable exit from the project and liquidate our interest in the project in the most efficient manner. Until such time, we are developing, through a local Joint Development Agreement with a local partner, the plot in the Chennai, India project. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement with respect to our Plot in Chennai, India “.

Additional information in respect of the Chennai Project

In December 2007, EPI executed agreements for the establishment of a special purpose vehicle (“Chennai Project SPV”) together with a local developer in Chennai (“Local Partner”). The Chennai Project SPV acquired 74.73 acres of land situated in the Sipcot Hi-Tech Park in Siruseri District in Chennai (“Property”).

On September 16, 2015, EPI has obtained a backstop commitment from the Local Partner for the purchase of its 80% shareholding in the Chennai SPV by January 15, 2016, for a net consideration of approximately INR 161.7 Crores (NIS 91 million). Since the Local Partner had breached its commitment, EPI exercised its rights and forfeited the Local Partner’s 20% holdings in the Chennai Project SPV. Accordingly, as of the balance sheet date EPI has 100% of the equity and voting rights in the Chennai Project SPV.

On August 2, 2016, Chennai Project SPV has signed a Joint Development Agreement with a local developer (“Developer” and “JDA”, respectively) with respect to the Property.

Under the terms of the JDA, the Chennai Project SPV granted the property development rights to the Developer who shall bear full responsibility for all of the project costs and liabilities, as well as for the marketing of the scheme. The JDA also stipulates specific project milestones, timelines and minimum sale prices.

Development will commence subject to the obtainment of the required governmental/ municipal approvals and permits, and it is intended that 67% of the Property will be allocated for the sale of plotted developments (whereby a plot is sold with the infrastructure in place for the development of a residential unit by the end purchaser), while the remainder will comprise residential units fully constructed for sale.

The Chennai Project SPV will receive 73% of the total revenues from the plotted development and 40% of the total revenues from the sale of the fully constructed residential units.

In order to secure its obligation, the Developer will pay a total refundable deposit of INR 35.5 Crores (NIS 20 million), with INR 10 Crores (NIS 5.5 million) were paid as of the balance sheet date, INR 17 Crores (NIS 9.5 million) payable when planning permission for the first phase of the development project is obtained (the “Project Commencement Date”), and the remaining INR 8.5 Crores (NIS 5 million) payable six months after the Project Commencement Date (“Refundable Deposit”).

The JDA may be terminated in the event that the required governmental approvals for establishment of access road to the Property has not been achieved within 12 (twelve) months period from the execution date of the JDA. The required approvals have not yet been obtained at the target date, but none of the parties has canceled the agreement at this juncture. Upon such termination, the Developer shall be entitled to the refund of the relevant amounts paid as Refundable Deposit and any other cost related to such access road or the title over the Property. The JDA may also be terminated by the Chennai Project SPV, inter alia, if the Developer has not obtained certain development milestone and/or breached the terms of the JDA.

Additional information in respect of Bangalore project

2008 Agreement:

In March 2008 a wholly owned subsidiary of EPI (“SPV”), entered into a share subscription and framework agreement (the “Agreement”), with a third party local developer (the “Partner”), to acquire together with the Partner, through the SPV, up to 440 acres of land in Bangalore, India (the “Project”) in certain phases as set forth in the Agreement. As of December 31, 2016, the Partner has surrendered sale deeds to the SPV for approximately 54 acres (the “Plot”). In addition, under the Agreement the Partner has also been granted with 10% undivided interest in the Plot and have also signed a Joint Development Agreement with the SPV in respect of the Plot.

2015 Agreement:

On December 2, 2015 EPI has signed an agreement to sell 100% of its interest in the SPV to the Partner (the “Sale Agreement”). The total consideration upon completion of the transaction was INR 3,210 million (approximately NIS 181 million) which should have been paid no later than September 30, 2016 (“Long Stop Date”). On September 30, 2016, the Company announced that the transaction has not been completed and the parties have reached to preliminary understanding with the partner that the Long Stop Date will be extended subject to payments of advances by the Partner. Accordingly, on the same day the Partner has advanced an amount of INR 5 Crores (approximately NIS 2.8 million) to the SPV. On November 15, 2016, the Partner informed EPI that it will not be able to execute the next advance payments due, in the fourth quarter of 2016.

As a result of the foregoing, the Company has received from the escrow agent the sale deeds in respect of additional 8.3 acres (the “Additional |Property”) which has been mortgaged by the Partner in favor of the SPV in order to secure the completion of the transaction on the Long Stop Date. The Additional Property has not yet been registered in favor of the SPV. In addition, as per the Sale Agreement, the Company is acting in order to get full separation from the Partner with respect to the Plot and specifically the execution of the sale deed with respect of the 10% undivided interest, all as agreed in the Sale Agreement.

Through the end of the third quarter of 2016 the Company has included the investment in the SPV as investment in joint venture (50%) under the equity method since under the Agreement the partner was entitled to receive 50% shareholding in the SPV in case he will comply with all of his obligations under the Agreement and specially with respect to the purchase of all the acres included in the Agreement. As a result of the failure of the Partner to complete the transaction under the Sale Agreement and in accordance with the provisions thereto, EPI has 100% control over the SPV and the partner is no longer entitled to receive the 50% shareholding. Accordingly the Company has consolidated the financial statements of the SPV with the Company financial statement in this annual report.

In connection with the revised Sale Agreement signed after this Balance sheet date, please see note 20 F.

NGT order affecting the Plot:

On May 4, 2016, the National Green Tribunal (“NGT”), an Indian governmental tribunal established for dealing with cases relating to the environment, passed general directions with respect to areas that should be treated as “no construction zones” due to its proximity to water reservoirs and water drains (“Order”). The restrictions in respect of the “no construction zone” are applicable to all construction projects.

The government of Karnataka had been directed to incorporate the above conditions in respect of all construction projects in the city of Bangalore including the Company’s project which is adjacent to the Varthur Lake and have several storm-water crossing it.

An appeal was filed before the Supreme Court of India against the Order. The Supreme Court has stayed the operation of certain portions of the Order. At this stage, it is difficult to predict the amount of time that the Supreme Court of India will take to decide on the matter.

On June 16, 2017 EPI signed a revised agreement in relation to the sale of a 100% interest in a special purpose vehicle which holds a site in Bangalore, India to the Partner.

The Partner and EPI have agreed that the purchase price will be amended to INR 338 Crores (approximately Euro 47 million) instead of the INR 321 Crores (approximately Euro 44.6 million) agreed in the previous agreement. As part of the agreement, INR 110 Crores (approximately Euro 15.3 million) will be paid by the Purchaser in instalments until the Final Closing. The Final Closing will take place on September 1, 2018, when the final instalment of INR 228 Crores (approximately Euro 31.7 million) will be paid to EPI.

If the Partner defaults before the Final Closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreement will remain in place until the Final Closing.

See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a plot in Bangalore, India”.

Additional information in respect of the Kochi project

The Company has rights under certain share subscription agreement to hold 50% shareholding in Indian SPV (“Project SPV”). The Project SPV has entered into an agreement for the purchase of a land located in Kochi, India according to which it has acquired 13 acres (“Property A”) for a total consideration of INR 1,495 million (NIS 84 million) payable subject to fulfillment of certain obligations and conditions by the seller. Up to the balance sheet date the Project SPV has paid INR718 million (NIS40 million) to the seller in consideration for the transfer of title in Property A to the Project SPV. Our share in such acquisition amount to approximately NIS 20 million.

On January 14, 2016, the Company signed an agreement to waive any of its rights and interest in the Project SPV, subject to receipt of agreed upon consideration. The total consideration for the Company is INR 10 Crores (approximately €1.4 million and approximately $1.5 million), which will be paid to the Company upon the closing of the transaction. The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than December 31, 2017.

Revenues classified by geographical markets and by business segments

The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in NIS thousands):

	2016	2015	2014	Convenience Translation in U.S. Dollars for 2016

Western Europe	-	27,743	72,537	-
Central and Eastern Europe	328,275	253,774	435,355	85,377
India	-	150,296	4,348	-
Other and Allocations	-	6,712	11,301	-
Total Revenues	328,275	438,525	523,540	85,377

The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2016	2015	2014	Convenience Translation in U.S. Dollars for 2016

Commercial and Entertainment Centers	210,014	309,302	341,937	54,620
Hotels	135,839	147,886	197,007	35,329
Medical Companies*	96,333	69,432	92,026	25,054
Plots in India	-	-		-
Other and Allocations*	(113,911)	(88,095)	(107,430)	(29,626)
Total	328,275	438,525	523,540	85,377

* Other and Allocations includes equity method adjustments to eliminate revenues of our equity method investments that are reviewed on a full basis. See Note 18 to our consolidated financial statements.

Seasonality

Radisson Blu Complex

The business activities of our Radisson Blu Complex is influenced by several factors that affect our revenues and profit. These factors include (i) fluctuations in business activity in certain seasons, which affects the volume of traffic in the business community, (ii) holiday seasons, such as Christmas and Easter and (iii) weather conditions. These factors generally cause the first and third quarters to be weaker than the second and fourth quarters.

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

However, during the second quarter, there is generally a marked increase due to more favorable weather conditions (spring to early summer), the Easter holiday and the corresponding revival of both business and tourist activity. The first two months of the fourth quarter is usually the strongest period due to increased business in October and November, however, December usually shows significant decrease due to a slowdown in business traffic due to the Christmas and New Year’s holiday season which is partially offset by the increase of the tourist traffic at this time.

Commercial Centers

The commercial center business is, to some extent, seasonal in nature. Tenants typically achieve their highest levels of sales during the fourth quarter due to the holiday season, which generally results in a higher percentage rent income for PC in the fourth quarter. Additionally, shopping and entertainment centers earn most of their ’‘temporary’’ rental income (income from short-term tenants) during the same holiday period. As a result, occupancy levels and revenue production are generally the highest in the fourth quarter of each year. Results of operations realized in any one quarter may not be indicative of the results likely to be experienced over the course of PC’s fiscal year.

InSightec

Most of InSightec’s revenue is derived from sale of systems to hospitals and research centers that are generally funded by public budget. As such the business activities of InSightec is characterized by low level of sales in the first quarter and increasing in each quarter such that the sales in the fourth quarter are usually the highest in the year.

Patents and Proprietary Rights; Licenses

PC is the registered owner of a European Community trademark “Plaza Centers + figures.” The trademark is also registered in India.

Pursuant to our agreements with Rezidor, our hotels are managed under the name: “Radisson Blu” and “Park Inn”.

InSightec’s intellectual property includes ownership of 156 patents. In addition, InSightec has submitted 36 patent applications, which remain pending and in process. InSightec has registered trademarks for “ExAblate,” ExAblate 2000” and “InSightec” in the United States, European Union, Canada and Israel.

Gamida’s patent portfolio is comprised of 7 issued U.S. patents, 21 issued non-U.S. patents, 3 pending U.S. patent applications, 14 pending non-U.S. patent applications, and 0 pending patent applications under the Patent Cooperation Treaty.

Competition

Commercial centers

Our commercial centers in Torun Poland is in direct competition with several significant groups operating commercial centers in CEE namely Globe Trade Center SA, ECE Projekt Management GmbH TriGranit Holding Limited, NEPI and Atrium European Real Estate. We compete in attracting tenants to occupy our spaces in the commercial center and to attract customers to visit and to shop in our commercial center.

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

We believe that our hotels nevertheless offer quality and value for competitive prices. In addition, our cooperation with Rezidor, using the Radisson Blu brand and the Park Inn assists us in gaining recognition.

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

InSightec faces competition from both traditional and minimally invasive treatments of uterine fibroids and the other medical conditions that InSightec has targeted for its future applications. Traditional treatment methods for uterine fibroids and other medical conditions that InSightec has targeted for product development are more established, accepted and practiced widely among physicians, and reimbursed by healthcare insurance. Competitive treatments for uterine fibroids, which are approved by the FDA and CE marked include hysterectomy, myomectomy, uterine artery embolization, and radiofrequency ablation. Competitive treatments for bone metastases include external beam radiation therapy, radiofrequency, cryoablation and microwave ablation.

Similar to uterine fibroids, Insightec’s neurosurgery product faces competition from invasive or minimally invasive surgical options. For the approved indication of Essential Tremor, those options are invasive ablation techniques with radiofrequency energy delivered via an inserted probe, or chronic deep brain stimulation via an implanted brain electrode and pacemaker. For indications under development but not yet approved competition would be invasive respective surgery, non-invasive ablation with radiation (radiosurgery), or minimally invasive ablation with laser probes.

In recent years, GE’s main competitors in magnetic resonance imaging, Philips and Siemens, have developed MRgFUS devices; Philips has designed and manufactures its own system, Sonalleve, whereas Siemens has partnered with Chongqing Haifu, a Chinese manufacturer of therapeutic ultrasound systems, a partnership that has since dissolved. In December 2009 Philips announced that their MRgHIFU Sonalleve device for treatment of uterine fibroids received CE Mark and is available commercially in Europe and other countries that recognize the CE regulation. In 2011 ECR Philips also announced that Sonalleve has been cleared for treating painful bone metastases. Due to inability to recruit patients for their FDA PMA uterine fibroids study, Philips stopped last year the FDA study. They are conducting a clinical trial for CFDA approval in China. This validates the uterine fibroid application for which InSightec’s ExAblate received FDA approval in 2004. There are several ultrasound-guided HIFU approved in China, including Chongqing. According to recent publications more than 10,000 UF treatments were performed in China using these systems. Treatments however are limited to relatively small fibroids, and reports regarding the safety of the procedures significantly vary between less than 1% and more than 28% serious complications. At present, to our knowledge, the Chinese ULSgFUS companies have focused their marketing efforts in Asia.

In 2008, YDME (US-guided HIFU system) received FDA IDE to start a phase I pancreatic cancer study in the United States but terminated that study due to its own financial reasons.

Two US-guided systems for treatment of prostate cancer, Ablatherm (EDAP TMS) and Sonablate (SonaCare Medical) have registered a CE Mark. Recently SonaCare succeeded the changing the category of their device into category II, and approved the Sonablate for treatment of prostate tissue.

Profound Medical offers a CE approved (since April 2016) transurethral MR-guided HIFU system, which is currently under FDA 510K evaluation for treatment of locally confined prostate cancer. The system was evaluated initially for whole gland ablation in patients with low risk prostate cancer that are currently not considered as candidates for any treatment, and is currently under evaluation for focal therapy in patients with low and intermediate risk prostate cancer.

In the area of treating brain disorders (tremor, tumors, CNS, mediated drug delivery) using MRgFUS, InSightec faces potential competition from the French company Supersonic Imagine. The company has been developing a product similar in capabilities to InSightec’s ExAblate Neuro device. The Supersonic Imagine device is still in a pre-clinical development stage

Medical Companies – Gamida

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

Other companies are developing clinical-stage technologies that aim to improve the clinical outcomes of HSCT from cord blood by expanding HSCT from cord blood. These companies include Mesoblast Limited, NohlaTherapeutics and Cellerant Therapeutics.

In addition, the bio-medical field is characterized by rapid development and massive research and development activities, having potential for direct or non-direct competition resulting from the discovery or development of more advanced, efficient or cost-effective treatments or technologies by third parties providing better solutions to the same diseases, while making InSightec’s (or Gamida’s) technologies or solutions inferior, obsolete or irrelevant. Such occurrence could adversely impact InSightec’s (and Gamida’s) future business and financial performance.

Plots in India

Our plot in Bangalore is relatively larger in size when compared to other plots available in its vicinity. Further, our plot is irregularly -shaped and non- contiguous as there are pockets of land parcels within our plot which are owned by third parties. Our plot is in close proximity to the Varthur Lake with water drains crossing it, and is therefore subject to the NGT order. Consequently, a third party prospective buyer may claim that the new NGT order may create significant limitations on the development of our plot. The presence of residential developments by reputed developers near our plot exposes us to increasing residential competition in the local market.

Our residential development in Chennai faces competition from other developers who have readily available inventory for sale, and have larger resources and larger market presence then our local partner. The Chennai market has been adversely impacted due to repeated floods in the last few years and certain political uncertainty in recent months. Our plot does not have a designated access road and there are high power tension lines running adjacent to our plots which may cause significant limitations on the development of our plot.

Governmental Regulation

Commercial centers

The development, construction and operation of commercial centers are subject to various regulatory controls, which vary according to the country of activity. Some countries require that a developer provide an environmental report for the land before building permit applications are considered. In certain European countries, antitrust permits must be obtained before a foreign investor is allowed to acquire shares of a local entity. In most Eastern European countries, construction work may only begin after the lapse of the objection period provided for third parties whose interests may be affected by such permits, at which time the contestation permit becomes final. If restitution claims made by former land owners in respect of project sites are upheld, these claims can jeopardize the integrity of title to the land and the ability to develop the land. Generally, construction must commence within a specified period following issuance of the permit, otherwise, the construction permit may expire.

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

Plots in India

Foreign Exchange Management Act

Foreign Exchange Management Act, (“FDI”), in the construction development sector is subject to certain conditions under the FDI Policy. FDI is allowed up to 100% under the automatic route into construction-development projects, subject to restrictions pertaining, inter alia, to the following matters: (a) the investor will be permitted to exit on the earlier of (i) completion of the project, (ii) development of trunk infrastructure, i.e. roads, water supply, street lighting, drainage and sewerage, or (iii) expiry of 3 years (lock-in period); (b) project completion schedule; (c) conformance with local laws and applicable standards; (d) obtaining necessary approvals; (e) supervision by the state government/municipal/local body concerned, and (f) ability to sell developed plots only (developed plots has been defined to mean plots where trunk infrastructure i.e. roads, water supply, street lighting, drainage and sewerage has been made available).

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

National Green Tribunal – New Order

The new order by the National Green Tribunal(“NGT”) which passed on May 4, 2016, may significantly limit the ability of the prospective purchasers to develop the land in the most efficient way, and may significantly affect our ability to dispose of such asset and complete our strategy relating to our plots in Banglore. The NGT established that the following areas are to be treated as “no construction zones”: (a) In the case of lakes, 75 meters from the periphery of the water body; (b) in the case of primary storm water drains, 50 meters from the edge of such primary storm water drains; (c) in the case of secondary storm water drains, 35 meters from the edge of such secondary storm water drains; and (d) in the case of tertiary storm water drains, 15 meters from the edge of such tertiary storm water drains.

An appeal was filed before the Supreme Court of India objecting to the new NGT order. Accordingly, the impact of the new NGT order cannot be fully determined until the Supreme Court of India adjudicates upon the matter. The issues and the uncertainty arising upon potential implementation of the new NGT order may impede the disposal of our Bangalore plot.

Radisson Blu complex

The development, construction, renovations and operation of hotels and leisure facilities, including advertising tariffs, health and safety issues, environmental regulations, activities conducted within the premises of the hotels (such as restaurants, bars, shops, health clubs, and in particular the sale of alcohol, food and beverage to the public), installations and systems operating within the hotel (elevators, sprinkler systems, sanitation, fire department etc.), terms of employing personnel, as well as methods of rating the hotels, are all subject to various regulatory controls.

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

In June 1993, directive 93/42/EEC for medical devices was adopted by the EEC. In June 1998, this directive replaced the local regulation and ensured free transfer of qualified medical equipment among member states. Medical devices that meet the established standards, receive certification represented by the symbol “CE”. There are two types of certifications that are granted: (1) general certification of a company and (2) CE certification for a specific product. InSightec decided to comply with Medical Device Directive 93/42/EEC (“MDD”) and with the international standard ISO 13485 entitled “Medical Devices - Quality management systems - requirements for regulatory purposes”. InSightec obtained a certification of compliance with the standard in May 2001, and is subject to annual audits by the European Notified Body to renew the certification in accordance with all applicable updates of the standard and the MDD.

The Japanese MHLW (Ministry of Health, Labor, and Welfare) with JPAL (Japan Pharmaceutical Affairs Law) also requires company registration and a device license. InSightec obtained a device license in September 2009. In December 2016 a full registration for was received for Essential Tremor . In Japan the ExAblate is classified as class 4 (highest risk category) and as such it is highly regulated.

The Chinese CFDA requires the ExAblate to be registered as high risk as well under the relevant regulatory orders. ExAblate has been registered in the Chinese CFDA since July 2013.

The ExAblate has been registered in Canada’s Food and Drugs Act & Regulations “Health Canada” since August 2013 and from May 2016 a registration for Essential Tremor was received.

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

C.	ORGANIZATIONAL STRUCTURE

Our significant subsidiaries and companies in which we have a significant interest as of the date of this annual report are as follows:

NAME OF COMPANY	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
Plaza Centers N.V.	The Netherlands	44.9% (1)
Elscint Holdings & Investment N.V.	The Netherlands	100%
Elbit Medical Technologies Ltd.	Israel	89.9% (2)
Elbit Plaza India Real Estate Holdings Limited	Cyprus	50% (3)(4)
Elbit Ultrasound (Luxemburg) B.V./S.a r.l.	The Netherlands and Luxemburg	100%

(1)	Approximately 42.7% on a fully diluted basis.
(2)	Approximately 85.6% on a fully diluted basis.
(3)	We hold 47.5% of the shares in EPI directly, and an additional 47.5% through PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4.B Business Overview - Plots in India.”
(4)	5% of the equity in EPI was allotted to Mr. Avraham (Rami) Goren who served as our former Executive vice chairman of the Board. The shares allotted are entitled to distribution only following their return of Investment of Elbit and PC plus agreed interest.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

On May 13, 2015, we signed a lease agreement for approximately 300 square meters of space, including storage area and parking spaces, for management and administrative purposes in an office building in Petach Tikva, Israel. The annual aggregate rental fee (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) to be paid by us will be approximately NIS 430,000 (approximately $111,000) on an annual basis. On November 2016, we reduce the office area into approximately 197 square meters of space. The annual aggregate rental fee (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) to be paid by us will be approximately NIS 270,000 (approximately $70,000) on an annual basis.

PC’s headquarters are located in an office located on Bajcsy-Zsilinszky út, Budapest, Hungary. The building is located on 90 square meter plot. The annual aggregate rental fee (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) to be paid by us will be approximately €30,000 (approximately $31,700) on an annual basis.

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

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

We operate primarily in the following principal fields of business:

●	Commercial Centers - Initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe through PC, of which we own approximately 44.9% of its share capital. In certain circumstances and depending on market conditions, we operate and manage commercial centers prior to their sale;

●	Hotels - Operation and management of our Radisson Complex in Bucharest, Romania;

●	Medical Industries - Through our investee entities, we engage in (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and

●	Plots in India – Plots designated for sale, were initially designated as residential projects.

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

Our functional currency is NIS and our consolidated financial statements are also presented in NIS. Since our revenues and expenses are recorded in various currencies, our results of operations are affected by several inter-related factors, including the fluctuations of the NIS compared to other currencies at the time we prepare our consolidated financial statements.

Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.845 to $1.00, the representative exchange rate on December 31, 2016, and we have translated € amounts into U.S. Dollars and NIS at the respective exchange rates of $1.056 to €1.00 and NIS 4.044 to €1.00, the representative exchange rates on December 31, 2016.

The following activities affected our operational results for 2014, 2015, 2016 and 2017 (to date) and may continue to affect our operational results and cash flow in the coming years.

2017

●	On October 2, 2017, we announced that PC had concluded the transaction with an international investor, NEPI Rockcastle (the “Buyer”), on the termination of land use right registered in favor of Kerepesi 5 Irodaépület Kft PC subsidiary (“K5”) in respect of a ca. 21,788 sqm plot in Budapest, Hungary. Simultaneous with the termination of the land use right, the parties also terminated the preliminary easement agreement which created certain easement rights in favor of K5 over the Arena PC plot. The termination of the land use right and the termination of the easement became effective from 28 September 2017. In consideration for termination of the land use right and the preliminary easement agreement, K5 received the net sum of €2,500,000.

●

On September 27, 2017, we announced that a dispute has arisen between PC’s Israeli series A bondholders and PC’s Israeli series B bondholders as to the allocation of funds received from sale of PC’s real estate assets.

Notwithstanding the above, PC announced that in accordance with the provision of its debt restructuring plan (“Plan”) it intends to repay to its bondholders in Poland, Israeli series A bondholders and Israeli series B bondholders (during October 2017), an aggregate amount of approximately €18,800,000 million, representing 75% of the funds PC received in the last quarter from sale of real estate assets ("Mandatory Repayment Amount”) to be allocated as follows: (i) Polish bondholders - 8.33%, as determined in the plan; (ii) Israeli series A bondholders - 21.23%, as determined in the plan; (iii) Israeli series B bondholders - 31.16% which is the proportional amount that corresponds to the ratio between the outstanding debts of the two Israeli series of bonds.

PC intends to deposit the remainder of the Mandatory Repayment Amount with a third-party trustee for the benefit of Israeli series A and series B bondholders and to submit a petition to the competent court in Israel requesting instructions with regard to the allocation of the remainder of the Mandatory Repayment Amount.

●	On August 31, 2017, we announced, in further to our announcement dated June 21, 2017, regarding the sale of Toruń Plaza commercial center in Poland, that the completion of the transaction has been postponed and is now expected to conclude in the fourth quarter of this year.

●	On August 18, 2017, we announced that a Company’s wholly owned indirect subsidiary has signed a non-binding LOI with an international investment fund to sell its entire shareholding (approximately 98.2%) in a company owning the Radisson complex in Bucharest, Romania, based on a Property Value of approximately €177.5 million (approximately €177.5 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – LOI to sell the holding in Radisson complex in Bucharest, Romania”

●	On August 7, 2017, we announced that PC has completed the sale of a plot totaling approximately 32,000 sqm in Timisoara, Romania, for €7.25 million and a plot totaling approximately 30,000 sqm in Constanta, Romania, for €1.3 million. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Completing the sale of plots in Timisoara and Constanta, Romania, by PC”

●	On July 10, 2017, we announced that an approximately $40 million private financing investment in Gamida Cell has been completed. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Investment in Gamida Cell”

●

On June 21, 2017, we announces that PC has signed a non-binding LOI with an investment fund regarding the sale of Torun Plaza shopping and entertainment center in Poland. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – LOI regarding the sale of Torun Plaza”.

●	On December 2, 2015, we announced that EPI signed an agreement to sell 100% of its interest in a special purpose vehicle which holds a site in Bangalore, India to a local investor. The total consideration for the sale upon completion of the transaction is INR 321 Crores. The transaction was subject to certain conditions precedent, and closing should have been take place once these conditions are met and no later than 30 September 2016(“LSD”). The Investor has provided certain security in order to guarantee the aforementioned deadline. On September 30, 2016 we announced that the abovementioned transaction has not been completed on the LSD. On June 19, 2017 we announced that EPI signed a revised agreement in relation to this transaction. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a plot in Bangalore, India”

●

On April 6, 2016, we announced that we and some other defendants (i.e., our and Elscint’s former directors and officers) entered into a settlement agreement with the Plaintiffs in class action #1318/99 (Gadish v. Elscint et. al.). On May 2, 2017, we announced that the court did not approve the settlement agreement with the Plaintiffs and Set dates for the continuous of the legal proceedings. After the court decision we had appealed to the Supreme Court which demanded from the district court to provide detailed reasons for rejecting the settlement and to reconsider his decision. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Gadish Settlement”.

On September 2017 the court approved in principle a revised settlement with the plaintiffs according to which the plaintiffs will receive compensation in the total amount of NIS 50 million (approximately USD14 million) (the “Settlement”). The Company is expected to pay NIS 5 million (approximately USD1.4 million) of the said amount. The main changes from the original settlement relate to the amount of the Settlement and the manner in which the Settlement funds will be allocated. The court instructed the parties to provide a final settlement agreement according to the changes approved in its decision, and further decided that it will provide final approval of the Settlement upon submission to such a final settlement agreement.

●

On March 2, 2017, we announced that PC completed the sale of Belgrade Plaza shopping and entertainment center, to a subsidiary of BIG Shopping Centers Ltd. On September 14, 2017 we announced that Plaza has received a further payment of €13.4 million from the Purchaser.

See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Belgrade Plaza Commercial Center”.

●	On February 1, 2017, we announced that PC completed the sale of Suwałki Plaza shopping and entertainment center in Poland to an investment fund for €42.3 million (approximately $45 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Suwalki Plaza Commercial Center”

2016

●	On December 6, 2016, we announced that PC has acquired a bank loan of approximately €10 Million (approximately $10.5 million), which is held against PC’s plot in Romania, for a total consideration of €1.35 million (approximately $1.43 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Acquiring bank loan for PC’s plot in Romania”

●	On December 6 , 2016, we announced, that we and Klepierre S.A. (“Klepierre”) reached a settlement relating to the International Court of Arbitration’s ruling on July 7, 2016, with respect to a transaction agreement between the parties, according to which PC is liable for an indemnification claim totaling approximately €2 million (approximately $2.1 million), including costs arising from the legal process. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Klepierre Settlement”

●	On December 1, 2016, we announced the proposed amendments to the restructuring plan of PC, that the holders of PC Notes have approved the proposed amendments by the required majorities. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Amendment of the Restructuring Plan of PC”.

●	On September 15, 2016 we announced that PC completed the sale of Riga Plaza shopping and entertainment center in Riga, Latvia, to a global investment fund. The agreement reflects a value for the business of €93.4 million (approximately $98.6 million) (reflecting 100%). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Riga Plaza Center”

●	On September 14, 2016 we announced that it completed the sale of the shares in Zgorzelec Plaza commercial Center in Poland. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Zgorzelec Plaza Commercial Center”.

●

On June 1, 2016 and August 18, 2016, we approved two new programs to repurchase up to NIS forty (40) million (approximately $10.4 million) and NIS 50 million (approximately $13.3 million), respectively of the Notes, which are traded on the Tel Aviv Stock Exchange. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Notes Repurchase Program”.

●	On August 2, 2016, we announced that an Indian subsidiary (“SPV”) signed a Joint Development Agreement (“JDA”) relating to its 74.7 acre plot in Chennai, India. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement with respect to our plot in Chennai, India”.

●

On August 1, 2016, we announced that we received from the ILA an amount of approximately NIS 7 million (in addition to the amount of approximately NIS 13 million, which related to the release of bank guarantees discussed below) following the termination of our lease agreement with respect to a plot near Tiberius, Israel. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Termination of Lease Agreement – Plot in Tiberius”.

●	On June 29, 2016, we announced that it PC completed the sale of the MUP plot and related real estate in Belgrade, Serbia, for €15.75 million (approximately $16.6 million). On February 1, 2017, we announced that PC agreed with the buyer to bring forward the payment of €4.2 million out of the third scheduled payment amount of €4.6 million in a discount transaction with a present value of approximately €4.05 million. On October 2, 2017, we announced that PC has received the final payment of €1,000,000 for the sale of the MUP plot in Belgrade, Serbia. The final payment comprises the €400,000 purchase price for the asset, together with an additional €600,000 which had been conditional upon the purchaser receiving development rights for the plot of at least 69,000 sqm above ground. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Belgrade, Serbia”.

●

On June 28, 2016, we announced that PC signed an agreement for the sale of a 20,700 sqm. Plot of land in Lodz, Poland, to a residential developer, for €2.4 million. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Lodz, Poland”.

●	On June 21, 2016, we announced that it PC signed a €42.5 million (approximately $45 million) loan agreement to support the development of Belgrade Plaza (Visnjicka) in the Serbian capital, Belgrade, from a consortium of banks led by the Hungarian bank OTP Bank Plc.

●

On April 6, 2016, we announced that we and some other defendants (i.e., our and Elscint’s former directors and officers) entered into a settlement agreement with the Plaintiffs in class action #1318/99 (Gadish v. Elscint et. al.) The settlement generally provides that in consideration of a total payment of NIS 46 million (approximately $11.9 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Gadish Settlement”.

●	On March 31, 2016, we announced that PC has completed the sale of its subsidiary holding Liberec Plaza, a shopping and entertainment center in the Czech Republic, for €9.5 million (approximately $10 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Liberec Plaza Commercial Center”.

●	On March 29, 2016, we announced that PC’s board had become aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania. Our audit committee has decided to appoint a special committee to examine the matters raised in PC’s announcement. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Casa Radio”.

●	On March 22, 2016, we announced that we signed an addendum to the loan agreement with Bank Hapoalim B.M. (the “Bank” and “Loan Agreement”), that will cancel and replace the previous loan agreement (the “Amendment” and the “Loan”). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Addendum to Loan Agreement with Bank Hapoalim”.

●	On March 10, 2016, we announced that our subsidiary Bucuresti Turism S.A. (“BUTU”), as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders (the “Lenders”) and us as guarantor have amended and restated the existing facility agreement for a total aggregate amount of €97 million (approximately $102 million) which will be draw down in two trenches. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Refinance of Hotel in Bucharest”.

●	On January 15, 2016, we announced that we signed an agreement to waive any of our rights and interest in a special purpose vehicle which holds a land plot in Kochi, India. The total consideration for us is INR 10 Crores (approximately €1.4 million), which will be paid to us upon the closing of the transaction. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement for the sale of Land Plot in Kochi, India”.

2015

●	On December 31, 2015, our subsidiary InSightec Ltd. and some of its existing and new shareholders signed and executed an amendment to certain Series D Preferred Share Purchase Agreement, dated June 26, 2014, as amended from time to time. In the framework of this amendment Insightec has raised approximately $22 million. See Item 5 - “Operating and Financial Review and Prospects - 2014”.

●	On December 15, 2015, we announced, that our 98% holding subsidiary, S.C. Bucuresti Turism S.A. (“BUTU”) and its indirect subsidiary, Plaza Centers N.V. (“PC”) have signed a transaction for the sale of the Cina property in Bucharest. The expected total consideration is €4 million divided to €2.7 million for Plaza and €1.3 million for BUTU. The expected net proceeds, after related taxes and transaction costs, is approximately €2.26 million for Plaza and approximately €1.3 million for BUTU.

●	On November 4, 2015, we announced that we successfully closed a transaction for sell of Elbit Medical shares. At closing, we sold and transferred 41,000,000 Elbit Medical Shares (the “Sold Shares”) to a third party (the “Purchaser”). The consideration paid to us for the Sold Shares will be in an amount that the Purchaser will sell the Sold Shares to third parties, after a deduction of a fee to the Purchaser as determined in the agreement. The transaction is irrevocable, and therefore, the Sold Shares are solely and exclusively owned by the Purchaser. We did not retain any rights related to the Sold Shares, including among others: voting rights, dividends, rights issuing, bonus shares, etc. Simultaneously, we exercised 1,016,316,297 exercise-free options exercisable into 1,016,316,297 Elbit Medical shares.

●	On October 12, 2015, we announced that Gamida Cell Ltd. (“Gamida”) our indirect associated company, entered into agreements with Novartis Pharma AG (“Novartis” and the “Gamida Agreement”, respectively), according to which Novartis will invest in Gamida an immediate amount of $5 million, in return for approximately 2.5% of Gamida on a fully diluted basis. In addition, in the event that by the end of 2017 Gamida will raise the minimum remaining funding required to cover the Phase III study of NiCord, by way of an equity investment, Novartis will invest in Gamida, subject to certain conditions set in the Gamida Agreement, an additional amount of up to US$ 10 million.

●	In September 2015, we announced that our subsidiary EPI obtained a commitment for the purchase of the Chennai, India project which was due to be completed by January 15, 2016 (the “Long Stop Date”) for a total net consideration of INR 167 Crores (approximately €23 million). In line with the sale transaction agreement, since the local Indian partner (the “Partner”) failed to complete the transaction by the Long Stop Date, EPI exercised its right and received the Indian partner’s 20% holdings in the Indian company, Kadavanthara Builders Private Limited.

●	On September 29, 2015, we announced that PC won a tender to buy the loan in respect of the Liberec Plaza commercial center in the Czech Republic. The €20.4 million bank loan was granted by two commercial banks which PC has agreed to buy for €8.5 million reflecting a discount of 58%.

●	On June 11, 2015, we announced that we closed the Share Purchase Agreement with Astrid JV Sarl with regards to the sale of our entire (100%) holdings in our wholly owned subsidiary which owns and operates our hotels in Antwerp, Belgium. The asset value reflected in the transaction was approximately €48 million for both hotels subject to working capital and other adjustments as specified in the agreement. The total net consideration paid to the Company’s wholly owned subsidiary, following the repayments of the target’s banks loan, and the aforementioned adjustments, was approximately €27 million

●	On May 13, 2015, we announced that PC reached an agreement to sell Koregaon Park Plaza the retail, entertainment and office scheme located in Pune, India for approximately INR 250 crore. The net cash proceeds (after repayment of the related bank loan, other liabilities and transaction costs) from the sale were INR 51.6 crore.

●	On February 18, 2015, the shareholders of our subsidiary Bucuresti Turism S.A., whose shares were traded on the RASDAQ market (“BUTU”), resolved, amongst other things, that BUTU will not take the necessary legal actions for the shares issued by it to be admitted for trading on a regulated market or to be listed on an alternate trading system. Our subsidiary which is the direct owner of the shares in BUTU voted in favor of the above resolution. On June 9, 2015, we announced that shareholders holding 21.48% of BUTU exercised their right to withdraw from BUTU. The total amount paid by BUTU for such withdrawal requests is approximately €13.9 million. An amount of €2 million was financed by BUTU from its own resources and the remainder in the amount of approximately €11.9 million was financed by us through a shareholder loan granted to BUTU. Following the expiration of the withdrawing term and following the payment of the aforesaid amount to the withdrawing shareholders, BUTU was delisted from the RASDAQ and all the shares acquired by BUTU during the delisting process were cancelled and the share capital of BUTU was decreased accordingly. Following the share capital decrease, we hold (indirectly) approximately 98% of BUTU’s share capital.

2014

●	On September 29, 2014, we announced that our subsidiary Elbit Fashion Ltd. (“Elbit Fashion”) received from PUNTO FA, S.L (“Punto”) written notice of its intention not to extend the term of the franchise rights granted by Punto to Elbit Fashion for operation of the “Mango” retail stores in Israel under the franchise agreement entered into by the parties on May 3, 2005 (the “Franchise Agreement”) and to terminate the Franchise Agreement. On October 27, 2014, we announced that Elbit Fashion signed a sale agreement (the “Fox Sale Agreement”) with Fox-Wisel Ltd. (“Fox”) with regards to the sale of the operation and business of “Mango” retail stores in Israel. Under the Fox Sale Agreement, which was consummated on January 5, 2015, Elbit Fashion sold and assigned Fox all business activity, stores, investments in the leased properties, furniture and equipment, inventory and customer loyalty program and any and all rights relating thereto, free and clear of any third party rights, except as explicitly set in the Fox Sale Agreement and net of certain liabilities related to the business activities of Mango for consideration of approximately NIS 37.7 million. Following the consummation of the transaction, Elbit Fashion ceased to operate the “Mango” retail stores activity, and accordingly such activity was classified as discontinued operations in our consolidated financial statements.

●	On September 28, 2014, we announced that BUTU, as borrower, we as a guarantor, certain other subsidiaries of us, as additional obligors, and a leading international European bank, as lender (“Lender”), have entered into an amendment to the facilities agreement between the aforementioned parties entered into on September 16, 2011 (the “Facilities Agreement”) which facilitates the drawdown of the second facility under the Facilities Agreement and that BUTU has consummated such drawdown in the amount of approximately € 9 million.

●	On September 2, 2014, Elbit Medical announced that Gamida Cell Ltd., (“Gamida Cell”), and the vast majority of Gamida Cell’s shareholders (including Elbit Medical), completed the execution of the Option and Investment Agreements (the “Agreements”) with Novartis Pharma AG (Novartis). Under the Agreements, Novartis invested $35 million in Gamida Cell in exchange for approximately 15% of Gamida Cell’s share capital and an option to purchase the holdings of the other shareholders in Gamida Cell, including Elbit Medical’s holdings the “Novartis Option”) upon the completion of certain milestones relating to the development of NiCord (the “Prodcut”). On June 3, 2015 Gamida Cell notified Elbit Medical that following discussions held between the Novartis representative and the CEO of Gamida Cell, the Novartis representative notified Gamida Cell that Novartis did not intend to exercise the Novartis Option.

●	On September 2014, PC completed the disposition of its commercial center, Kragujevac Plaza, in Serbia for approximately € 38.6 million. Following the repayment of a related bank loan of approximately € 28.2 million, PC received net cash from the disposition of approximately € 10.4 million. Restricted cash linked to the bank debt and other working capital balances of approximately € 2 million were also released following the transaction.

●	In June 2014, PC terminated, following a mutual agreement, its joint venture agreement with an Israeli based company (“Aura”). The seven asset companies held by the joint venture were spilled between PC’s 50.1% subsidiary (“Plaza Bas”) and Aura, where Aura received a full control over three of the asset companies, and Plaza Bas received full control over the remaining four asset companies. The carrying amount of the assets received by Plaza Bas valued at € 9 million and Plaza Bas assumed two bank facilities with principal of € 9.7 million. In addition, Aura paid € 0.6 million to PC as part of the joint venture termination.

●	During 2014, PC completed the sale of two plots in Romania (Targu Mures and Hunedoara) to third party developers for a total consideration of € 4.7 million On July 6, 2014, we announced that our wholly owned subsidiary entered into a transaction for the sale of 1.7 million shares of PPHE Hotel Group (LSE: PPH) for a net consideration of GBP 6.0 million (NIS 35 million).

●	On June 26, 2014, InSightec entered into the Series D Preferred Share Purchase Agreement with York Global Finance II S.à r.l. (an affiliate of York Capital Management, which is a related party of us ) (the “Investor”), pursuant to which the Investor and certain other investors invested, in stages during the second half of 2014, an aggregate amount of $59 million in InSightec, reflecting a pre-money valuation of InSightec of $ 200 million (on a fully diluted, as-converted basis), subject to certain adjustments as specified in the InSightec Investment Agreement. In addition, Elbit Medical had the right to invest up to an additional $ 3.5 million in InSightec by the end of May 31, 2015, and the Investor had the option to purchase any additional Series D Preferred Shares not purchased by Elbit Medical, up to a total investment in the round of $ 62.5 million. Elbit Medical did not exercise its option and the additional $3.5 million was invested by Insightec’s other shareholders.

●	On June 26, 2014 PC unsecured financial creditors approved the plan of arrangement (PC’s Arrangements), as amended from time to time. On July 9, 2014, the Dutch Court approved PC’s Arrangement. All conditions precedent of the restructuring plan were fulfilled prior to November 30, 2014.

The following are the material terms of PC’s Arrangement:

●	Each principal payment under the PC Notes due in the years 2013, 2014 and 2015 pursuant to the original terms of the PC Notes were deferred by four and a half years and each principal payment due pursuant to the original terms of the PC Notes in subsequent years (i.e., 2016 and 2017) will be deferred by one year.

●	In the event that PC does not succeed in prepaying an aggregate amount of at least NIS 434 million from the principal of the PC Notes, excluding linkage differentials before December 1, 2016, then all principal payments under the PC Notes deferred in accordance with the above, shall be advanced by one year (i.e., shall become due one year earlier).

’	●	Accrued interest on the PC Notes up and until December 31, 2013 was added to the principal of the PC Notes. Accordingly, PC issued additional NIS 5.5 million par value notes to series A holders and NIS 13.3 million par value notes to series B holders and PLN 2.8 million (NIS 3.4 million) par value to Polish investors. The accrued interest will be paid together with the principal.

●	Following January 1, 2014 (“Effective Date”), interest payments will be paid on their due dates. PC paid to its note holders an amount of € 13.8 million (NIS 65 million) of 2014 interest payments.

●	As of January 1, 2014, the annual interest rate on the PC Notes was increased by 1.5%.

●	PC, its directors and officers and its controlling shareholder are fully released from claims.

●	The net cash flow received by PC following an exit or raising new Financial indebtedness (except if taken for the purpose of purchase, investment or development of real estate asset) or refinancing of Real estate Asset’s after the full repayment of the asset’s related debt that was realized or in respect of a loan paid in case of debt recycling (and in case where the exit occurred in the subsidiary – amounts required to repay liabilities to the creditors of that subsidiary) and direct expenses in respect of the asset (any sale and tax costs, as incurred), will be used for repayment of the accumulated interest till that date in all of the series (in case of an exit which is not one of the four commercial centers only 50% of the interest) and 75% of the remaining cash (following the interest payment) will be used for an early repayment of the close principal payments for each of the series (A, B, Polish) each in accordance with its relative share in the deferred debt. Such prepayment will be real repayment and not in notes purchase.

●	An injection of a € 20 million into PC at a price per-share of € 0.0675, (“Equity Contribution”) was executed by PC in the form of Rights Offering to its shareholders. As part of PC’s injection, our subsidiary, Elbit Ultrasound (Luxembourg) BV/ S. a’ r. l (“EUL”) enter into a Back Stop Agreement (the “Back Stop Agreement”) with various affiliates of Davidson Kempner Capital Management LP (“DK”),( a related party of ours), pursuant to which DK undertook to purchase under the Rights Offering, in lieu of EUL, a portion to be determined by EUL, provided that such portion shall not be less than the higher of € 3 million (NIS 14 million) and shall not exceed € 10 million or result in DK and its affiliates directly or indirectly holding shares representing 30% or more of the total voting rights in PC, all subject to the terms and conditions therein. Consequently EUL has purchased 122,847,376 new ordinary shares of PC for the total amount of approximately € 8.3 million and DK purchase 163,803,197 new ordinary shares of PC for an additional amount of € 11.05 million.

●	PC issued to the PC Noteholders of 13.21% of PC’s shares (post Equity Contribution) for payment of par value of shares. Such issuances of shares were distributed among the PC Noteholders pro rata to the relative share of each relevant creditor in the Deferred Debt.

●	Following the Rights Offering and associated placing of shares and the issuance of new ordinary shares to PC Noteholders under the restructuring plan, EUL hold 44.9% in PC and DK hold approximately 26.3% of the outstanding shares of PC.

●	On September 18, 2013, our unsecured financial creditors (the holders of our publicly traded Series 1 and Series A to Series G notes and Bank Leumi) approved the Debt Restructuring under Section 350 of the Israeli Companies Law, and on January 1, 2014, the Court approved the Debt Restructuring. On February 20, 2014, following the satisfaction of all conditions required to be satisfied prior to the effectiveness of the Debt Restructuring (other than registration of liens in favor of the trustees of the new series of notes), the Debt Restructuring was consummated and came into effect. In accordance with the terms of the Debt Restructuring, our unsecured financial creditors were issued 508,027,457 ordinary shares, which represented 95% of our share upon effectiveness of the Debt Restructuring on a fully diluted basis (except for certain options issued to our employees and officers) and before the issuance of our ordinary shares to Bank Hapoalim (as detailed below). According to the terms of the Debt Restructuring, the outstanding balance under our unsecured financial debt was extinguished and converted into these ordinary shares and new notes issued by us to our unsecured financial creditors. The aggregate principal amount of the two series of new notes issued pursuant to the Debt Restructuring was equal to NIS 666 million. The principal amount of the first series of new notes (“Series H”) was equal to NIS 448 million repayable in a single payment by May 31, 2018. The principal amount of the second series of new notes (“Series I”) was equal to NIS 218 million), repayable in a single payment by November 30, 2019. Both series of the new notes bear interest at the rate of 6% per annum and are linked to the Israeli consumer price index, while interest on Series H notes is payable in cash on a semi-annual basis, and interest on the Series I notes will be payable on the final maturity date. In addition, the new notes include mandatory prepayment provisions in the event we pay cash, distribute dividends or make any other distribution within four and half years following the date of issuance thereof, such that we will be obligated to prepay an amount equal to the amount distributed. In addition, the new notes are secured by first ranking and second ranking floating charges that were placed on all of our assets in favor of the Series H and Series I trustees, respectively, and first-ranking and second ranking fixed pledges that were placed on our various holdings and rights in our subsidiaries Elbit Ultrasound (Luxembourg) B.V./S.ar.l (through which we hold a controlling stake in PC) and Elscint Holdings and Investments N.V. (through which we hold our hotels in Belgium and Romania) as well as any amounts which we shall be entitled to receive therefrom (including under all and any shareholders loans advanced by us to those companies, if any). Furthermore, our Articles of Association were amended such that (i) a decision by us to engage in a field of business that is new to us and our subsidiaries and is material to us requires the unanimous approval of all of the members of the Board present and lawfully entitled to vote at the relevant meeting and (ii) in certain events, a person contemplating a purchase of our shares shall be required to offer to acquire ordinary shares representing at least 10% of our voting rights in connection with such purchase. The Series H notes and the Series I notes were listed on the TASE, and the New Shares were listed on NASDAQ and the TASE. For a discussion of the approval and consummation of the Debt Restructuring, please see the Forms 6-K we filed on September 18, 2013, January 2, 2014 and February 20, 2014.

●	On January 26, 2014, a holder of the our Series B notes (“the Plaintiff”) filed an appeal to the Supreme Court, against the ruling of the Tel-Aviv District Court, dated 1 January, 2014 approving the amended plan of arrangement (the “Appeal”). In the Appeal the Plaintiff is seeking ,inter alia, to cancel the section on the said court ruling which grants release from potential liability and claims to our officers and directors, and also the section which determines the class action that was filed by the Plaintiff shall be strike; Alternatively, the Plaintiff has requested to cancel the section on the said court ruling which determines the class action shall be strike against Mr. Mordechay Zisser, who is not included in the release from potential liability and claims provided to our other officers, or that the whole Arrangement shall be canceled. On June 15, 2015, following recommendation of the Court, the plaintiff withdrew the Appeal.

●	In connection with the Debt Restructuring, we issued 16,594,036 ordinary shares to Bank Hapoalim pursuant to the terms set forth in the Refinancing Agreement. Pursuant to the Refinancing Agreement, the outstanding loan amount (approximately $48 million) will be repayable by us on February 20, 2017, and bears interest of LIBOR +3.8% per year, payable quarterly, and an additional 1.3% per year, payable on the final maturity date. In addition, pursuant to the Refinancing Agreement, first-ranking fixed charges were placed on our holdings and other rights in certain of our subsidiaries holding our hotels in Romania and Belgium as collateral securing our debt to Bank Hapoalim under the Refinancing Agreement. Such charges were placed in addition to the existing securities that Bank Hapoalim held under the loan previously received from Bank Hapoalim, i.e., a first ranking pledge over an amount of 86 million shares of PC, representing approximately 13% of PC’s outstanding shares. We are subject to certain prepayment obligations in the event of prepayment of the aforementioned new notes or a distribution. For further details regarding the Refinancing Agreement, please see the Form 6-K we filed on November 14, 2013. As for addendum to this loan agreement see 2016 above.

●	Our unsecured debt prior to the entering into effect of the Debt Restructuring included approximately $12.8 million principal amount of bank debt held by Bank Leumi. As of the Closing of the Debt Restructuring, we had outstanding disputes with Bank Leumi with respect to the validity of certain pledges over accounts held by us at Bank Leumi and consequently, whether the debt we owed to Bank Leumi should be classified as unsecured or secured. As a result of this dispute and in connection with the Debt Restructuring, we issued to an escrow agent for the benefit of Bank Leumi approximately NIS 8.0 million in principal amount of our Series H notes, approximately NIS 3.9 million in principal amount of our Series I notes, and 9,090,122 ordinary shares. On July 23, 2014, following the Court’s approval and the closing of the Debt Restructuring, we announced the consummation of a settlement of the dispute (the “Settlement”), under which Bank Leumi received ownership of all marketable securities held in our accounts at Bank Leumi having a fair value of approximately NIS 8.7 million (based on their then-market price). In addition, our net debt (after offset of the aforementioned marketable securities) to Bank Leumi in the amount of approximately NIS 38 million was cancelled in exchange for 7,404,119 ordinary shares, NIS 6,507,666 aggregate principal amount of our Series H notes and NIS 3,166,678 aggregate principal amount of Series I notes of us. The balance of 1,686,003 ordinary shares, NIS 1,481,870 aggregate principal amount of Series H notes and NIS 721,089 aggregate principal amount of Series I notes of us retained in escrow under the Debt Restructuring was cancelled. The Settlement constituted the full settlement of our obligations to Bank Leumi under the Debt Restructuring as well as under the loan agreement entered between the parties on May 5, 2011, and Bank Leumi released all liens registered for its benefit on our assets. The Settlement also included a mutual waiver of claims.

●	On January 13, 2014 PC announced that its subsidiary (in which it holds approximately 70% of its voting power) had reached an agreement to sell its 50% equity stake in the Uj Udvar project in Budapest, Hungary. As a result of the transaction, PC received cash proceeds of € 2.4 million

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

This valuation becomes increasingly difficult as it relates to estimates and assumptions for projects in the preliminary stage of development in addition to the lack of transactions in the real estate market in the CEE and India for same or similar properties.

We are responsible for determining the net realizable value of our trading properties. In determining net realizable value of the vast majority of trading properties, we utilize the services of an independent third party recognized as a specialist in valuation of properties.

For special assumption see Note C(1)(e), 4 D, 4 F, and note 4 G to our consolidated financial statements included elsewhere in this report.

Litigation and other contingent liabilities

We are involved in litigation, tax assessments and other contingent liabilities in substantial amounts including class actions, FCPA and potential legal acts (see note 4(C)(1), 13B and note 13C to our consolidated financial statements included elsewhere in this report). We recognize a provision for such litigation when it is probable that we will be required to settle the obligation, and the amount of the obligation can be reliably estimated. We evaluate the probability and outcome of such litigation based on, among other factors, legal opinions and consultation, and past experience. The outcome of such contingent liabilities may differ materially from management’s estimation. We periodically evaluate these estimations and makes appropriate adjustments to the provisions recorded in the consolidated financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the consolidated financial statements. In rare circumstances, when the case is unique, complicated and involves prolong and uncommon proceedings, we cannot reliably estimate the outcome of said case.

Accounting for income taxes

The calculation of our tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which we operate and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which we adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden may be significantly increased. In calculating deferred taxes, we are required to evaluate (i) the probability of the realization of our deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which our deferred taxes would be utilized.

Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the ongoing construction activities, and result from obligations we have towards third parties such as banks and municipalities. Our management is required to provide estimations regarding risks evolving from penalties that we may have to settle. In addition, our operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances we are required to determine whether the building permits we obtain have not yet expired. It may occur that building permits have expired which might impose on us additional costs and expenses, or delays, and may even cause us to abandon projects under construction see also note 4(C) (1) to our consolidated financial statements included elsewhere in this report.

Fair value of hotel

Our fair value of the Radisson Complex is determined based upon the discounted cash flows (“DCF”) approach. The assumptions underlying this model, as well as the ability to support them by means of objective and reasonable market benchmarks so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the hotels. The predominant assumptions that may cause substantial changes in the fair value are: the capitalization rate, exit yield rate, the expected net operating income of the hotel (which is mainly affected by the expected average room rate and the occupancy rate as well as the level of operational expenses of the hotels) the level of refurbishments reserve and the capital expenditures that need to be invested in the hotel. Our fair value of the Radisson Complex is performed by independent appraisals with a local knowledgeable in the hotels business.

Critical judgment in applying accounting policies

De facto Control

As for December 31, 2016 and 2015, we held approximately 44.9% of PC’s share capital; DK hold approximately 26.3% of PC’s share capital and the rest is widely spread by the public. We are of the opinion that based on the absolute size of our holdings, the relative size of the other shareholdings and due to the fact that PC’s directors are appointed by a regular majority of PC’s general meeting of shareholders, it has a sufficiently dominant voting interest to meet the power criterion, therefore we have de facto control over PC.

New accounting standards and interpretation issued that are not yet effective

For information on recently issued accounting standards, amendments to standards and clarifications which are applicable or expected to be applicable, to us, and which have not yet become effective see note 2X to our annual consolidated financial statements included elsewhere in this report.

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

Our strategy in respect of PC’s commercial centers is to dispose of the commercial centers upon completion, subject to certain exceptions. In response to the lingering real estate and financing crisis in CEE in previous years, and following discussion with the SEC, our management determined that PC is lacking sufficient consistent historical experience of trading property exact time line realizations in order to clearly identify the actual operating cycle of selling its trading property. Under such circumstances, we decided to utilize for accounting reporting purposes an assumed operating cycle of 12 months. Revenues from these commercial centers are mainly derived from their disposal to third parties, while until a disposal occurs we collect rental income from our completed commercial centers. Therefore, rental income from commercial centers (from the first day of their operations until the sale thereof) may not be sustainable in the future upon PC selling the commercial centers as part of its business cycle.

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

Consequently, the Radisson Complex is presented as part of our property, plant and equipment in our consolidated financial statements.

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

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2016, 2015 and 2014:

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$’000
	(Except for per-share data)

Revenues and gains

Revenues
Revenues from sale of commercial centers	126,019	200,078	201,571	32,775
Revenues from Hotels operations and management	135,839	147,886	197,007	35,328
Total revenues	261,858	347,964	398,578	68,103

Gains and other
Rental income from Commercial centers	66,417	83,849	113,661	17,274
Gain from sale of investees	-	6,712	11,301	-
Total gains	66,417	90,561	124,962	17,274

Total revenues and gains	328,275	438,525	523,540	85,377

Expenses and losses
Commercial centers	159,806	290,360	291,864	41,562
Hotels operations and management	115,367	126,849	173,918	30,004
General and administrative expenses	10,257	16,678	39,785	2,668
Share in losses of associates, net	54,313	42,925	17,298	14,125
Financial expenses	143,988	236,288	237,601	37,448
Financial income	1,056	(2,154)	(6,317)	274
Change in fair value of financial instruments measured at fair value through profit and loss	(2,707)	5,446	71,432	(704)
Financial gain from debt restructuring	-	-	(1,616,628)	-
Write-down, charges and other expenses, net	155,357	38,298	531,042	40,405
	637,437	754,690	(260,005)	165,783

Profit (loss) before income taxes	(309,162)	(316,165)	783,545	(80,406)

Income taxes expenses (tax benefits)	2,906	5,631	(2,287)	756

Profit (loss) from continuing operations	(312,068)	(321,796)	785,832	(81,162)

Profit (loss) from discontinued operations, net	-	6,874	(1,475)	-

Profit (loss) for the year	(312,068)	(314,922)	784,357	(81,162)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$’000
	(Except for per-share data)

Attributable to:
Equity holders of the Company	(194,830)	(186,150)	1,008,999	(50,671)
Non-controlling interest	(117,238)	(128,772)	(224,642)	(30,491)
	(312,068)	(314,922)	784,357	(81,162)

Profit (loss) from continuing operations
Equity holders of the Company	(194,830)	(193,024)	1,010,619	(50,671)
Non-controlling interest	(117,238)	(128,772)	(224,787)	(30,491)
	(312,068)	(321,796)	785,832	(81,162)

Profit (loss) from discontinued operation, net
Equity holders of the Company	-	6,874	(1,620)	-
Non-controlling interest	-	-	145	-
	-	6,874	(1,475)	-

Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:

From continuing operation	(21.20)	(21.00)	127.64	(5.51)
From discontinued operations	-	0.75	(0.19)	-
	(21.20)	(20.25)	127.45	(5.51)
Diluted earnings (loss) per share:
From continuing operation	(21.20)	(21.00)	127.64	(5.51)
From discontinued operations	-	0.75	(0.19)	-
	(21.20)	(20.25)	127.45	(5.51)

2016 compared to 2015

Income - Revenues and Gains

Total income (revenues and gains) in 2016 amounted to NIS 328 million ($ 85 million), compared to NIS 438 million in 2015.

Total revenues in 2016 amounted to NIS 262 million ($ 68 million), compared to NIS 348 million in 2015. The decrease is mainly attributable to:

(i)	Revenues from the sale of commercial centers amounted to NIS 126 million ($33 million), in 2016 compared to NIS 200 million in 2015. Our revenues in 2016 were attributable to consummations of transaction for the sale of the Liberec Plaza in Czech Republic center and plots in Serbia, Romania and Poland. In 2015, such revenues were attributable to sale of Koregon commercial center in India and plots in Romania and Poland.

(ii)	Revenues from hotel operations and management decreased to NIS 135 million ($35 million) in 2016 compared to NIS 148 million in 2015. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in June 2015 which caused a decrease in hotel operations and management revenues offset by an increase in the revenue of the Radisson complex in Bucharest Romania. The average occupancy rate increase from 77% in 2015 to 78% in 2016 and the average room rate increase from € 94 in 2015 to € 95 in 2016.

(iii)	Total gains and other in 2016 amounted to NIS 66 million ($17 million), compared to NIS 91 million in 2015. Set forth below is an analysis of our gains and other:

a.	Rental income from commercial centers decreased to NIS 66 million ($17 million), in 2016 compared to NIS 84 million in 2015, mainly as a result of: selling the Koregaon Park commercial center in May 2015, the Liberece Plaza commercial center in March 2016 and the sell to the bank of the Zgorzelec Plaza commercial center in September 2016.

b.	Gain from a sale of investee companies decreased to nil in 2016, compared to NIS 7 million in 2015. The gain in 2015 is attributable to the closing of Gamida’s investment rounds with Novartis, as described above.

Expenses and losses

Our expenses and losses in 2016 amounted to NIS 637 million ($165 million), compared to income NIS 755 million in 2015. Set forth below is an analysis of our expenses and losses:

(i)	Expenses of commercial centers amounted to NIS 160 million ($42 million) in 2016, compared to NIS 290 million in 2015. Such decrease was mainly attributable to (i) decrease in the amount on NIS 115 million in the cost of trading property sold. (ii) Decrease in operational expenses of commercial centers in the amount of NIS 15 million mainly due to the sale Liberece Plaza and Zgorzelec Plaza commercial centers during 2016 and the Koregaon Park commercial center during 2015.

(ii)	Cost of hotel operations and management decreased to NIS 115 million ($30 million) in 2016, compared to NIS 127 million in 2015. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in June 2015 offset by increase in the Radisson complex expenses due to increase in the revenue.

(iii)	General and administrative expenses decreased to NIS 10 million ($2.6 million) in 2016, compared to NIS 17 million in 2015. The decrease was mainly attributable to the efficiency measures taken to reduce the general and administrative costs in our headquarters.

(iv)	Share in losses of associates, net increased to NIS 54 million ($14 million) in 2016, compared to NIS 43 million in 2015. The increase is mainly attributable to the sale of PC’s 50% shareholding in in the commercial center in Riga, Latvia in September, 2016.

(v)	Financial expenses decreased to NIS 144 million ($36 million) in 2016, compared to NIS 236 million in 2015. Such decrease of approximately NIS 96 million is explained mainly by follows:

a.	Gain from a buyback of bank loans and Notes (as mention above) in 2016 in the amount of NIS 78 ($22 million) compared to NIS 55 gain in 2015;

b.	Decrease in interest and CPI-linked expenses in our headquarters of NIS 16 million as a result of the decrease in the level of our corporate debts following partial repayment of bank loan and buyback of debenture.

c.	Decrease in loss from foreign currency translation exchange and other in the amount of NIS 44 million ($12 million). The exchange rate losses are mainly attributable to the effect of the variation in the exchange rate between the € and NIS on the PC Notes, which are recorded in NIS and are measured in €.

d.	Decrease in the interest and CPI-linked expenses of PC in the amount of NIS 10 ($3 million) million which was mainly attributable to capitalization of finance expenses on qualified asset and decrease in PC’s interest on bank loans due to the sale of commercial centers during 2016 and 2015;

(vi)	Losses from changes in fair value of financial instruments (including derivatives, embedded derivatives and marketable securities) amounted to NIS 3 million ($0.8 million) in 2016 compared to gain in the amount of NIS 5 in 2015.

(vii)	Write-down, charges and other expenses, net, increased to NIS 155 million ($40 million) in 2016, compared to NIS 38 million in 2015. The write down was mainly attributable to the write-down in PC’s trading property in Eastern Europe and India in the amount of NIS 196 million ($51 million) in 2016 compared to NIS 87 million in 2015. The following table provides information in respect of the write down of the trading property in each of the years ended on December 31, 2016 and 2015:

	Year ended December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)
Project name (City, Country)

Operational:
Koregaon Park (Pune, India)	-	6,547
Zgorzelec (Zgorzelec, Poland)	-	6,233
Liberec (Liberec, Czech Republic)	-	26,466
	-	39,246
Non-Operational:
Chennai (Kadavantara, India)	24,564	-
Helios Plaza (Athens, Greece)	2,992	1,913
Sportstar Plaza Visnjicka (Belgrade, Serbia)	-	(23,814)
Lodz Plaza (Lodz, Poland)	1,618	9,460
Krusevac (Krusevac, Serbia)	809	3,401
Casa radio (Bucharest, Romania)	130,376	36,139
Constanta (Constanta, Romania)	3,445	1,701
Ciuc (Ciuc, Romania)	3,842	-
Timisoara (Timisoara, Romania)	10,514	1,110
Lodz residential (Lodz, Poland)	-	9,070
Kielce (Kielce, Poland)	4,448	723
BAS (Romania)	3,235	-
Arena Plaza extention (Budapest, Hungary)	3,749	5,323
Others	-	2,716
	189,592	47,742

	189,592	86,988

The above expenses for 2016 were offset by income of NIS 32 million ($8 million) which was attributable mainly to firstly consolidation of the Bangalore project in India.

As a result of the foregoing factors, we recognized a loss before income tax in the total amount of NIS 309 million ($79 million) in 2016, compared to loss before income tax in the total amount of NIS 316 in 2015.

Income taxes expenses amounted to 3 million ($0.8 million) in 2016 compared NIS 6 million in 2015.

The above resulted in a loss from continuing operations in the amount of NIS 312 million ($80 million) in 2016, compared to a loss from continuing operations in the amount of NIS 322 million in 2015.

Profit from discontinued net operation amounted to nil comparing to profit from discontinued net operation amounted to NIS 7 million in 2015. In 2015, the discontinued operations was attributable to our former Mango operation.

The above resulted in a loss of NIS 312 million ($80 million) in 2016, [of which a loss of NIS 195 million ($51 million) was attributable to our equity holders and a loss in the amount of NIS 117 million ($28 million) was attributable to the non-controlling interest. Loss of NIS 321 million in 2015, of which a loss of NIS 193 million was attributable to our equity holders and a loss in the amount of NIS 128 million was attributable to the non-controlling interest.

The deficit in the shareholders’ equity attributable to our equity holder as of December 31, 2016 amounted to NIS 87 million ($23 million). Our total shareholder equity as of December 31, 2016 amount to NIS 52 million ($14million).

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2016 (in NIS million):

Segment	Hotels	Commercial Centers	Medical Industries	India plots	Other and Allocations	Total
Revenues	136	126	96	-	(96)	262
Rental income from commercial centers	-	84	-	-	(18)	66
Total revenues and gains	136	210	96	-	(114)	328
Costs and expenses	115	174	216	-	(230)	275
Other expenses (income), net	(7)	171	-	(9)	-	155
Segment profit (loss)	27	(135)	(120)	9	116	(101)
Financial (expenses) income, net	(20)	60	-	-	-	41
Share in losses of associates, net	-	-	(8)	-	(46)	(54)
Unallocated general and administrative expenses						(10)
Unallocated other expenses						(1)
Unallocated financial expenses						(185)
Financial income						(1)
Changes in fair value of financial instruments measured at FVTPL						3
Loss before income taxes						(309)
Income taxes						(3)
Loss from continuing operations						(312)
Income from discontinued operation						-
Loss for the year						(312)

2015 compared to 2014

Income - Revenues and Gains

Total income (revenues and gains) in 2015 amounted to NIS 438 million, compared to NIS 524 million in 2014.

Total revenues in 2015 amounted to NIS 348 million compared to NIS 399 million in 2014. The decrease is mainly attributable to:

(i)	Revenues from the sale of commercial centers amounted to NIS 200 million, in 2015 compared to NIS 201 million in 2014. Our revenues in 2015 were attributable to consummations of transaction for the sale of the Koregon commercial center in India and plots in Romania and Poland. In 2014 such revenues were attributable to sale of Kragujevac Plaza commercial center in Serbia and plots in Romania.

(ii)	Revenues from hotel operations and management decreased to NIS 148 million in 2015 compared to NIS 197 million in 2014. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in June 2015 which caused a decrease in hotel operations and management revenues. The average occupancy rate increase from 76% in 2014 to 77% in 2015 and the average room rate increase from € 92 in 2014 to € 94 in 2015.

(iii)	Total gains and other in 2015 amounted to NIS 91 million, compared to NIS 125 million in 2014. Set forth below is an analysis of our gains and other:

a.	Rental income from commercial centers decreased to NIS 83 million, in 2015 compared to NIS 114 million in 2014, mainly as a result of: (i) selling the Kragujevac Plaza commercial center during 2014 and the Koregaon Park commercial center in May 2015, (ii) decrease in revenues from the entertainment parks within the commercial centers which were closed during 2014; and (iii) depreciation of the Euro (the functional currency of our commercial center operation) against the NIS. The average occupancy rate in our commercial centers was 84%-97% in 2015, compared to 84%-99% in 2014.

b.	Gain from a sale of investee companies decreased to NIS 7 million in 2015, compared to NIS 11 million in 2014 attributable to the closing of Gamida’s investment rounds with Novartis, as described above.

Expenses and losses

Our expenses and losses in 2015 amounted to NIS 755 million, compared to income NIS 260 million in 2014. Set forth below is an analysis of our expenses and losses:

(i)	Expenses of commercial centers amounted to NIS 290 million in 2015, compared to NIS 292 million in 2014. Such decrease was mainly attributable to the operational expenses of commercial centers in the amount of NIS 24 million mainly due to the sale Kragujevac Plaza commercial center during 2014 and the Koregaon Park commercial center in May 2015, offset by an increase in the cost of trading property sold in the amount of NIS 22 million.

(ii)	Cost of hotel operations and management decreased to NIS 127 million in 2015, compared to NIS 174 million in 2014. The decrease was mainly attributable to the sale of our hotels in Antwerp, Belgium in June 2015.

(iii)	General and administrative expenses decreased to NIS 17 million in 2015, compared to NIS 40 million in 2014. The decrease was mainly attributable to the efficiency measures taken to reduce the general and administrative costs in our headquarters during 2014 and 2015.

(iv)	Share in losses of associates, net increased to NIS 43 million in 2015, compared to NIS 17 million in 2014. The increase is mainly attributable to the losses of our medical activities as a results of a reduction in Insightec’s revenues in 2015 comparing to 2014, as well an increase in the research and development cost of our Medical investees offset by the operations of PC’s commercial center in Riga, Latvia.

(v)	Financial expenses decreased to NIS 236 million in 2015, compared to NIS 238 million in 2014. Such decrease of approximately NIS 2 million is explained as follows:

a.	Gain from a buyback of Notes and a bank loan (as mention above) in 2015 in the amount of NIS 56 compared to no comparable gain in 2014;

b.	Decrease in interest and CPI-linked expenses in our headquarters of NIS 13 million as a result of the decrease in the level of our corporate debts following the consummation of our debt restructuring at the beginning of 2014.

Offset by:

a.	Increase in the interest and CPI-linked expenses of PC in the amount of NIS 26 million which was mainly attributable to an increase in interest expenses on PC Notes due to highly effective interest rates and an acceleration of amortizing of discounts offset by a decrease in PC’s interest on bank loans due to the sale of commercial centers during 2014 and 2015;

b.	Increase in loss from foreign currency translation exchange and other in the amount of NIS 41 million. The exchange rate losses are mainly attributable to the effect of the variation in the exchange rate between the Euro and NIS on the PC Notes, which are recorded in NIS and are measured in Euro, and to our bank loan which in 2014 was recorded in $ and measured in NIS.

(vi)	Financial income decreased to NIS 2 million in 2015, compared to NIS 6 million in 2014.

(vii)	Losses from changes in fair value of financial instruments (including derivatives, embedded derivatives and marketable securities) amounted to NIS 5 million in 2015 compared to NIS 71 in 2014. The change in fair value of financial instruments was mainly attributable to the following:

a.	We had no losses from changes in fair value attributable to the PC Notes in 2015 compared to losses of NIS 60 million in 2014 mainly due to the fact that following the consummation of PC’s debt restructuring (at the end of 2014) PC Notes were no longer measured at fair value through profit and loss and therefore changes in their fair value in 2015 did not affect our profit and loss account.

b.	Loss from change in fair value of derivatives, embedded derivatives and marketable securities amounted to NIS 5 million in 2015, compared to NIS 11 million in 2014.

(viii)	Financial gain from the debt restructuring in 2014 amounted to approximately NIS 1,616 million. The gain from our restructuring amounted to NIS 1,610 million, and PC’s net gain from its restructuring amounted to NIS 6 million. Such gain reflects the difference between our carrying amount and PC’s unsecured financial debts as of the closing of their respective restructuring plans and the fair value of the shares and the Notes issued by us and PC based on their respective quoted closing prices on the first day thereafter.

(ix)	Write-down, charges and other expenses, net, decreased to NIS 38 million in 2015, compared to NIS 531 million in 2014. The write down was mainly attributable to the write-down in PC’s trading property in Eastern Europe and India in the amount of NIS 87 million in 2015 compared to NIS 528 million in 2014. The following table provides information in respect of the write down of the trading property in each of the years ended on December 31, 2015 and 2014:

	Year ended December 31
	2 0 1 5	2 0 1 4
	(In thousand NIS)
Project name (City, Country)

Operational:
Kragujevac (Kragujevac, Serbia)	-	16,040
Koregaon Park (Pune, India) (See description below)	6,547	47,525
Zgorzelec (Zgorzelec, Poland)	6,233	18,275
Liberec (Liberec, Czech Republic)	26,466	9,827
	39,246	91,667
Non-Operational:
Iasi (Iasi, Romania)	-	20,221
Chennai (Kadavantara, India)	-	28,988
Belgrade Plaza (Belgrade, Serbia)	-	11,812
Helios Plaza (Athens, Greece)	1,913	51,168
Sportstar Plaza Visnjicka (Belgrade, Serbia)	(23,814)	827
Lodz Plaza (Lodz, Poland)	9,460	5,134
Krusevac (Krusevac, Serbia)	3,401	-
Casa radio (Bucharest, Romania)	36,139	217,265
Constanta (Constanta, Romania)	1,701	17,898
Ciuc (Ciuc, Romania)	-	17,147
Timisoara (Timisoara, Romania)	1,110	9,577
Lodz residential (Lodz, Poland)	9,070	3,137
Kielce (Kielce, Poland)	723	(1,526)
BAS (S Romania)	-	27,269
Arena Plaza extention	5,323	-
Others	2,716	26,968
	47,742	435,885

	86,988	527,552

The above write down of expenses for 2015 were offset by income of NIS 56 million which was attributable to realization of foreign currency translation reserves to profit and loss mainly due to realization of the Euro activity in our Hotel segment.

As a result of the foregoing factors, we recognized a loss before income tax in the total amount of NIS 316 million in 2015, compared to profit of NIS 784 million in 2014.

Income tax amounted to 6 million in 2015 compared to tax benefits of NIS 2 million in 2014. The increase in tax expenses was attributable mainly to deferred taxes due to timing differences related to the PC Notes.

The above resulted in a loss from continuing operations in the amount of NIS 322 million in 2015, compared to profit in the amount of NIS 786 million in 2014.

Profit from discontinued net operation amounted to NIS 7 million comparing to loss amounted to NIS 1 million in 2014. The discontinued operations are attributable to our former Mango operation.

The above resulted in a loss of NIS 315 million in 2015, of which a loss of NIS 186 million was attributable to our equity holders and a loss in the amount of NIS 129 million was attributable to the non-controlling interest. Profit in 2014 included NIS 1,009 million attributable to our equity holders and a loss in the amount of NIS 225 million attributable to the non-controlling interest.

Our shareholders’ equity as of December 31, 2015 amounted to NIS 304 million of which an amount of NIS 19 million is attributable to our equity holders.

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

General

Our capital resources include the following: (a) proceeds from sales of commercial centers and other real estate properties (hotel and plots in India) subject to market conditions; (b) proceeds from sale of our holdings in the medical business subject to market conditions (c) issuance of securities by our subsidiary; and (d) available cash and cash equivalents.

See ” - Overview” above for information on the major transactions and events carried out by us in 2014, 2015 and 2016, which resulted in material changes in our liquidity and capital resources.

Such resources are generally used for the following purposes:

(i)	Interest and principal payments on the notes and loans (including purchase of our debts);

(ii)	Payment of general and administrative expenses.

(iii)	Investment in our Medical companies

(iv)	Equity investment in our commercial center which are constructed by our subsidiary PC (to the extet that PC will actually start the development of the commercial centers)

Liquidity

Our strategy in the fields of the real estate business (commercial centers Hotels and plots in India) is to realize our operational real estate assets as well as realizations of plots which were previously designated to the development of real estate business since do not have an intention to develop these plots. Therefore, we do not foresee significant investments by us in the development of our real estate business in the year to come. Our medical business, however, require a substantial amount of cash in order to finance their R&D and other expenses. The major source to finance these operations will be by means of equity financing by other shareholders in these companies (both existing and new shareholders) while we will consider to partially participate (through our subsidiary – Elbit Medical) in these rounds subject to our cash resource at the that time as well as other factors.

The followings list describes major transactions and events in 2016, 2015 and 2014, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

2016

During 2016 PC has executed transactions for the sale of plots to third parties in Poland and Romania for the total amount of approximately €4 million ($4 million).

●	On December 6, 2016, PC has acquired a bank loan of approximately €10 Million (approximately $10.5 million), which is held against PC’s plot in Brasov, Romania, for a total consideration of €1.35 million (approximately $1.4 million).see “Item 4- INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY -Recent Events - Acquiring bank loan for PC’s plot in Brasov, Romania”.

●	On December 1, 2016, the holders of PC Notes have approved a proposed amendments to the restructuring plan of PC. See “Item 4 - INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY -Recent Events - Amendment of the Restructuring Plan of PC”.

●	On September 15, 2016 PC completed the sale of Riga Plaza shopping and entertainment center in Riga, Latvia, to a global investment fund. See “Item 4 - INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY -Recent Events - Sale of Riga Plaza Center.

●	On September 14, 2016 PC completed the sale of the shares in Zgorzelec Plaza commercial center in Poland. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Zgorzelec Plaza Commercial Center”.

●	On June 1, 2016 and August 18, 2016, we approved two new programs to repurchase up to NIS forty (40) million (approximately $10.4 million) and NIS 50 million (approximately $13.3 million), respectively of the Notes, which are traded on the Tel Aviv Stock Exchange. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Notes Repurchase Program”.

●	On August 2, 2016, a subsidiary of EPI (“SPV”) signed a Joint Development Agreement (“JDA”) relating to the Chennai, India project, owned 100% by EPI. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement with respect to our plot in Chennai, India”.

●	On August 1, 2016, we received from the Israeli Land Administration (“ILA”) an amount of approximately NIS 7 million ( approximately $2 million) (in addition to the amount of approximately NIS 13 million, which related to the release of bank guarantees discussed below) following the termination of our lease agreement with respect to a plot near Tiberius, Israel. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Termination of Lease Agreement – Plot in Tiberius”.

●	On June 30, 2016, PC has signed a Debt Repayment Agreement (“DRA”) with the financing bank (the “Bank”) of Zgorzelec Plaza commercial Center in Poland. As part of the DRA, PC paid of €1.1 million ($1.2 million) (in escrow) to the financing bank of the commercial Center. The DRA stated that PC is obliged to make its best effort and cooperate with the Bank in trying to sell Zgorzelec Plaza commercial Center. Simultaneous with this, the financing bank will seek a third party to be an appointed shareholder to purchase the shares of Zgorzelec Plaza commercial Center for €1.

●	On June 29, 2016, PC completed the sale of its wholly owned subsidiary, which holds the “MUP” plot and related real estate in Belgrade, Serbia, for €15.75 million (approximately $15.8 million). On February 1, 2017, PC agreed with the buyer to bring forward the payment of €4.2 million (approximately $4.4 million) out of the third scheduled payment amount of €4.6 million in a discount transaction with a present value of approximately €4.05 million. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Belgrade, Serbia”.

●	On June 28, 2016, PC signed an agreement for the sale of a 20,700 sqm. plot of land in Lodz, Poland, to a residential developer, for €2.4 million (approximately $2.5 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Lodz, Poland”.

●	On June 21, 2016, PC signed a €42.5 million loan agreement to support the development of Belgrade Plaza (Visnjicka) in the Serbian capital, Belgrade, from a consortium of banks led by the Hungarian bank OTP Bank Plc. As for the sale of Belgrade Plaza and the repayment of the loan agreement.

●	On March 31, 2016, PC has completed the sale of its subsidiary holding Liberec Plaza, a shopping and entertainment center in the Czech Republic, for €9.5 million ($10 million).

●	On March 10, 2016, our subsidiary Bucuresti Turism S.A. (“BUTU”), as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders (the “Lenders”) and us as guarantor have amended and restated the existing facility agreement for a total aggregate amount of €97 million (approximately $106 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Refinance of Hotel in Bucharest”.

2015

●	On December 31, 2015, InSightec and some of its existing and new shareholders signed and executed an amendment to certain Series D Preferred Share Purchase Agreement, dated June 26, 2014. See Item 5 - “Operating and Financial Review and Prospects – 2014”.

●	On December 2, 2015, we announced that EPI signed an agreement to sell 100% of its interest in a special purpose vehicle which holds a site in Bangalore, India to a local investor. The total consideration for the sale upon completion of the transaction is INR 321 Crores (approximately €45.4 million) which will be paid at transaction closing. The Company’s direct share in the proceed is 50% (approximately €22.7 million). The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than 30 September 2016. The Investor has provided certain security in order to guarantee the aforementioned deadline. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to Sell a Plot in Bangalore, India”.

●	On October 12, 2015, we announced that Gamida our indirect subsidiary, entered into agreements with Novartis according to which Novartis invested in Gamida an immediate amount of $5 million, in return for approximately 2.5% of Gamida on a fully diluted basis. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- 2015”.

●	On June 11, 2015, we announced that we closed the Share Purchase Agreement with Astrid JV Sarl with regards to the sale of our entire (100%) holdings in our wholly owned subsidiary which owns and operates our hotels in Antwerp, Belgium. For more information see our Forms 6-K filed on May 10, 2015 and June 11, 2015 and See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- 2015”.

●	On May 13, 2015, we announced that PC reached an agreement to sell Koregaon Park Plaza the retail, entertainment and office scheme located in Pune, India for approximately INR 250 crore. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- 2015”.

2014

●	On October 27, 2014 Elbit Fashion signed a sale agreement (the “Sale Agreement”) with Fox-Wisel Ltd. (“Fox”) with regards to the sale of the operation and business of “Mango” retail stores in Israel. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- 2014”

●	Effective beginning September 2014, PC completed the disposal of its commercial center, Kragujevac Plaza in Serbia for approximately € 38.6 million. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- 2014”.

●	During 2014 PC completed the selling of two plots in Romania (Targu Mures and Hunedoara) to a third party developers for a total consideration of €4.7 million. (Approximately NIS 22 million).

●	In September 2, 2014, Novartis invested $35 million in Gamida in exchange for approximately 15% of Gamida’s share capital and an option to purchase the holdings of the other shareholders in Gamida, including Elbit Medical’s holdings. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- 2014”.

●	In September 2014 Bucuresti as borrower, we as a guarantor, certain other subsidiaries of us as additional obligors and a leading international European bank, as lender (“Lender”), have entered into an amendment to the facilities agreement for a second drawdown of approximately € 9 million (“Tranche B Facility”). The proceeds of the Tranche B Facility were used in their entirety to repay shareholders loans of BUTU to us.

●	In July 2014 we sold 1.7 million shares of Park Plaza Hotels Limited for a net consideration of GBP 6.0 million.

●	On June 26, 2014 InSightec entered into a Series D Preferred Share Purchase Agreement with York Global Finance II S.à r.l. See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS- 2014”.

The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,
	2 0 1 6	2 0 1 6	2 0 1 5	2 0 1 4
	Convenience translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands
Net cash provided by (used in) operating activities	20,033	77,030	191,353	281,135
Net cash provided by investing activities	25,307	97,307	235,796	39,150
Net cash used in financing activities	(60,664)	(233,259)	(579,557)	(294,518)
Increase (decrease) in cash and cash equivalents	(17,254)	(66,343)	(152,408)	25,767

Cash flow in or from operating activities

Our cash flow from operating activities is affected by our policy in respect of PC’s commercial centers which are classified as trading property since it is PC’s management goal to sell these commercial centers following their development. Accordingly, our cash flow from operating activities includes all the costs of acquisition and construction of a trading property and also the proceeds from sale of trading properties after their disposition. Therefore, in periods in which our investments in construction and/or acquisition of trading properties are higher than the proceeds from the sale of trading properties, we will have a negative cash flow from operating activities.

Net cash provided in operating activities was NIS 77 million (approximately $20 million) in 2016 compared to net cash provided by operating activities of NIS 191 million in 2015 and net cash provided by operating activities of NIS 281 million in 2014.

Our cash flow from operating activities in 2016, 2015 and 2014 was influenced by the following significant factors:

(i)	Cash flow from operating activities in 2016 included positive cash flow attributable to proceeds from sale of trading property mostly from the sale of “MUP” in Belgrade and Liberec Plaza commercial center in Czech in an amount of NIS 84 million ($22 million).

(ii)	Cash flow from operating activities in 2015 included positive cash flow attributable to proceeds from sale of trading properties in an amount of NIS 182 million ($47 million) mostly from the sale of Koregaon park shopping center in India.

(iii)	Cash flow from operating activities in 2014 also included positive cash flow attributable to sale of trading properties in an amount of NIS 214 million mostly from the sale of Kragujevac Plaza in Serbia

Cash provide from investing activities

Cash flow provided by investing activities in 2016, 2015 and 2014 amounted to NIS 97 million ($25 million), NIS 236 million and NIS 39 million, respectively.

Our cash flow provided by investing activities in 2016 was influenced by the following factors:

(i)	Proceeds from sale of investment in a joint venture ( sale of Riga Plaza commercial center) in an amount of NIS 83 million ($ 22 million)

(ii)	Proceeds from sale of property, plant and equipment, mainly sell of Tiberius plot in an amounted of NIS 22 million ($6 million).

(iii)	Purchase of property, plant and equipment and other assets in the amount of NIS 3 million ($1 million) mainly attributable to the renovation which was executed in the Radssion complex during 2015 and was paid during 2016.

(iv)	Proceed from realization of long-term deposits and long term loans in the amount of NIS 7 million ($2 million).

(v)	Investment in long-term deposits and long term loans in the amount of NIS 11 million ($3 million).

(vi)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 10 million ($3 million).

Our cash flow provided by investing activities in 2015 was influenced by the following factors:

(i)	Proceeds from realization of investments in subsidiaries (our hotel in Belgium) in an amount of NIS 192 million.

(ii)	Proceeds from sale of property, plant and equipment, mainly sell of Cina and and Plaza Offices in Rompania e amounted to NIS 13 million.

(iii)	Purchase of property, plant and equipment and other assets in the amount of NIS 24 million mainly attributable to the renovation which was executed in the Radssion complex during 2015.

(iv)	Proceed from realization of long-term deposits and long term loans in the amount of NIS 10 million.

(v)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 5 million.

Our cash flow provided by investing activities in 2014 was influenced by the following factors:

(i)	Proceeds from sale of property, plant and equipment, mainly PC’s aircraft amounted to NIS 7 million.

(ii)	Purchase of property, plant and equipment and other assets in the amount of NIS 5 million mainly investment and improvement of our hotels.

(iii)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 47 million.

Cash flow from financing activities

Cash flow used in financing activities in 2016, 2015 and 2014 amounted to NIS 233 million ($61 million), NIS 580 million and NIS 295 million, respectively.

Our cash flow used in financing activities in 2016 was influenced by the following factors:

(i)	Interest paid in cash by us in the amount of NIS 107 million ($28 million) on our borrowings (mainly notes issued by us and by PC and loans provided to our hotels and commercial centers).

(ii)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 129 million ($33 million), mainly attributable repayment of PC Notes and repayments of loans provided to our operating commercial centers and our hotels.

Our cash flow used in financing activities in 2015 was influenced by the following factors:

(iii)	Purchase of non-controlling interests in an amount of NIS 62 million which is attributed to shares acquired by BUTU during delisting process.

(iv)	Interest paid in cash by us in the amount of NIS 123 million on our borrowings (mainly the Notes, PC Notes and loans provided to our hotels and commercial centers).

(v)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 377 million, mainly attributable repayment of PC Notes and repayments of loans provided to our operating commercial centers and our hotels.

(vi)	Repayment of short-term credit in the amount of NIS 7 million.

Our cash flow used in financing activities in 2014 was influenced by the following factors:

(i)	Proceeds from transaction with non-controlling interests, net in an amount of NIS 55 million which is attributed to a rights issuance by PC as part of Amended PC Plan.

(ii)	Interest paid in cash by us in the amount of NIS 154 million on our borrowings (mainly Notes, PC Notes and loans provided to our hotels and commercial centers).

(iii)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 248 million, mainly attributable repayment of PC Notes and repayments of loans provided to our operating commercial centers and our hotels.

(iv)	Proceeds from short-term credit in the amount of NIS 7 million.

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2016, 2015 and 2014:

	2016		2015		2014
	NIS million	%	NIS million	%	NIS million	%
Current assets	179	8%	218	8%	489	13%
Current liabilities	1,210	54%	806	30%	359	10%
Non-current assets	2,083	92%	2,486	92%	3,173	87%
Non-current liabilities	1,003	44%	1,593	59%	2,589	71%
Shareholders’ equity (Deficiency):
Attributable to our equity holders	(88)	(4%)	19	1%	232	6%
Non-controlling interest	137	6%	285	10%	481	13%

2016 compared to 2015

The decrease in current assets in the amount of NIS 39 million ($11 million) in 2016 was mainly attributable to a decrease in each of: (i) cash and cash equivalents in an amount of NIS 68 million ($19 million) mainly due to repayment and buyback of the Notes and loans, payment of interest on notes and loans and general and administrative expenses; offset by (ii) increase in trade account receivable in the amount of NIS 21 million ($6 million) due to receivable from sale of PC’s plots in the amount of NIS 23 million (iii) increase in short term deposits in the amount of NIS 9 million ($3 million).

The increase in current liabilities in the amount of NIS 404 million ($113 million) in 2016 was mainly attributable to: (i) increase in current maturities of PC project company loans in the amount of NIS 62 million ($17 million); (ii) classification of our bank loans in an amount of NIS 59 million ($16 million) from non- current liabilities to current liabilities due to current maturities (iii) classification of PC notes and loans in the amount of NIS 666 million from non-current liabilities to current liabilities due to the risk that PC’s bonds holders could argue there exists a substantial suspicion with respect to PC’s ability to repay its obligations to its noteholders that entitles them to demand immediate repayment of the notes. Should this occur there is a risk that the banks that provided loans to PC will demand immediate repayment of the loans made to PC. The said increase in current liabilities was partially offset by (i) classification of our hotel’s loans in an amount of NIS 238 million ($66 million) from current liabilities to non - current liabilities due to refinance of the loan during 2016; (ii) decrease in the PC Notes in the total amount of NIS 145 million due to repayments made ($40 million);

The decrease in non-current assets in the total amount of NIS 403 million ($112 million) in 2016 was mainly attributable to (i) write-down of PC trading properties in an amount of NIS 190 million ($53 million); (ii) sale of Liberace Plaza in Czech republic commercial center and other plots of PC in the total amount of NIS 166 million ($ million); (iii) foreign currency in translation adjustments in the amount of NIS 65 million ($ million); The sale of our plot designated for hotel in Teberias in the amount of NIS 15 million; (iv) sale of our Investments in joint venture in the amount of NIS 85 million ($24 million); (v) our share in losses of associates, net, in the amount of NIS 54 million; offset by (i) the revaluation of our hotel net of depreciation and foreign currency translation adjustment during the year in the total amount of NIS 33 million ($ ___ million) ; (ii) Increase in construction costs in our trading property mainly due to our activity in Serbia in the amount of NIS 109 million ($30 million); increase in our investment in the plot of Bangalore in the total amount of NIS 30 million ($8 million) due to firstly consolidation.

The decrease in non-current liabilities in the amount of NIS 590 million ($165 million) in 2016 was mainly attributable to (i) classification of PC notes and loans in the amount of NIS 666 millionfrom non-current liabilities to current liabilities due to the risk that PC’s bonds holders could argue there exists a substantial suspicion with respect to PC’s ability to repay its obligations to its noteholders that entitles them to demand immediate repayment. Should this occur there is a risk that the banks that provided loans to PC will also demand immediate repayment of the loans made to PC (ii) repayment of our Notes (net from increase in bearing interest) and loan in the amount of NIS 153 million and classification of our loan to current liabilities in the amount of NIS 59 million; and (iii) decrease in the PC Notes and loans, net, in the total amount of NIS 65 million ($18 million). The said increase in non - current liabilities was partially offset by classification and increase of our hotel’s loan in an amount of NIS 353 million ($98 million) from current liabilities to non - current liabilities due to refinance of the loan during 2016.

2015 compared to 2014

The decrease in current assets in the amount of NIS 271 million in 2015 was mainly attributable to a decrease in each of: (i) cash and cash equivalents in an amount of NIS 165 million mainly due to buyback of the Notes and loans, payment of interest on the Notes and loans, investments made by us during the year (mainly the renovation of part of Radisson Blu Complex and the purchase of the minority) and general and administrative expenses; and (ii) assets related to discontinued operation in the amount of NIS 63 million, due to the sale of our Mango operation

The increase in current liabilities in the amount of NIS 447 million in 2015 was mainly attributable to: (i) classification of our hotel’s loans in an amount of NIS 245 million from non-current liabilities to current liabilities as the loan is due in June 2016 (as for refinancing of this loan see note 22 (4) to our financial reporting); (ii) PC Notes in the total amount of NIS 338 million were classified from non-current liabilities to current liabilities as PC is planning to generate sufficient cash flow which will enable it to repay this amount by December 1, 2016 (refer to note 8 B (1) to our financial reporting), offset by (A) a decrease in current maturities of PC project company loans in the amount of NIS 54 million; (B) decrease in payable and other payable in the amount of NIS 35 million mainly due to advances received in 2014; (C) decrease in liabilities related discontinued operation in the amount of NIS 30 million due to the sale of Mango operation.

The decrease in non-current assets in the total amount of NIS 651 million in 2015 was mainly attributable to (i) write-down of PC trading properties in an amount of NIS 87 million; (ii) sale of Koreagon Park commercial center and other plots of PC in the total amount of NIS 200 million; (iii) foreign currency in translation adjustments in the amount of NIS 247 million; (iv) sale of our hotel in Belgium in the amount of NIS 211 million offset by the revaluation of hotels during the year in the total amount of NIS 102 million.

The decrease in non-current liabilities of NIS 996 million in 2015 was mainly attributable to (i) classification of PC Notes in an amount of NIS 338 million from non-current liabilities to current liabilities (refer to note 8 B (1) and 12 E to our consolidated financial statements); (ii) classification of our hotel’s loans from current liabilities to non-current liability in an amount of NIS 245 million as the loan is due in June 2016 (as for refinancing agreement see note 22 (4) to our consolidated financial statements); and (iv) repayment of the PC Notes and loans and the hotels loans in an amount of NIS 377 million mainly due to the sale of Koreagon Park commercial center our hotel in Belgium and buyback of Liberec loan (see note 12 C (2) to our consolidated financial statements).

Derivative Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Other Loans

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of commercial and entertainment centers and hotels as well as for various investments in our other operations. Set forth below is certain material information with respect to material loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2016.

The loans granted to our jointly controlled companies are presented in the following table at their 100% amount, unless otherwise specified.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
EI	Series H notes issued to the public as part of the debt Arrangement	NIS 448 million (approximately $115 million)	NIS 296 million (approximately $77 million)(*)	6% per annum, linked to the Israeli CPI.	● One installment on May 31, 2018. ● Interest payable by semi-annual installments commencing December 1, 2013.
Principal Security and Covenants

●    First ranking floating charge granted by the Company, over all the Company’s assets

●    First ranking fixed pledges granted by each of the Company and our wholly owned subsidiary Elscint Holding and Investment NV (“EH”), which is holding, indirectly, our Raddison Complex), over the current and future shares of EH and all rights associated therewith.

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

●    Negative Pledge by each of the Company, EH and EUL, while with respect to EH the Negative Pledge shall apply to all its current and future assets and with respect to EUL the Negative Pledge applies to EUL’s share in PC that have not already been pledged to Bank Hapoalim B.M. (“Bank Hapoalim”), including all rights associated therewith.

●    Corporate guaranty by each of EH and EUL, by which each of them guarantees the Company’s obligations to the Series H and Series I Trustees.

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

(*) During the years 2015 and 2016 we approved a Notes buyback plan for our series H notes in a total amount of NIS180 million. Until the date of this report, we have bought back 150 million par value Series H notes for a total amount of NIS 138 million (approximately $36 million).

On July 3, 2017, the series “H” noteholders approved a resolution to waive their immediate repayment right, pursuant to the delay in publications of the financial statements and to extend the submission date of the Company’s annual financial statements for the year of 2016 until December 31, 2017 (the “Resolution”).

On July 10, 2017, the series “I” noteholders approved the Resolution as well and Therefore, series “H” approval became valid.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
EI	Series I public notes issued to the Public as part of the debt Arrangement	NIS 218 million (approx. $56 million)	NIS 260 million (approximately $68 million)	6% per annum, linked to the Israeli CPI.	Principal and accrued interest is paid in one installment on December 1, 2019.
Principal Security and Covenants

Second ranking floating charge over all the Company’s assets

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

●    Negative Pledge by each of the Company, EH and EUL, while with respect to EH the Negative Pledge shall apply to all its current and future assets and with respect to EUL the Negative Pledge applies to EUL’s share in PC that have not already been pledged to Bank Hapoalim B.M. (“Bank Hapoalim”), including all rights associated therewith.

●    Corporate guaranty by each of EH and EUL, by which each of them guarantees the Company’s obligations to the Series H and Series I Trustees.

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

On July 10, 2017, the series “I” noteholders approved a resolution to waive their immediate repayment right, pursuant to the delay in publications of the financial statements and to extend the submission date of the Company’s annual financial statements for the year of 2016 until December 31, 2017 (the “Resolution”).

Series “H” noteholders already approved the Resolution by the required majority in the meeting held on July 3, 2017. Therefore, their approval became valid as result of the series “I” noteholders Resolution.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
EI	Bank Hapoalim B.M.	€ 44 million (approximately $48 million)	€ 14.6 million (approximately $15.4 million)	The total interest rate on the loan is Euro Libor+ 4.5 payable as follow: interest of LIBOR + 3.2% is to be paid on a quarterly basis and and additional 1.3% which shall accrue and be paid in a single installment on the maturity date of the loan principal	One installment on November 30, 2017 subject to certain early mandatory prepayment as described below.
Principal Security and Covenants

●     a first ranking pledge over 86 million shares of Plaza Centers which represent approximately 13% of Plaza’s share capital.

●     a pledge that has been granted by BEA Hotels over 99% of the issued and outstanding share capital of our wholly owned indirect subsidiary, Bea Hotels Eastern Europe B.V. (“BHEE”, indirectly holds the Radisson Blu Bucharest hotel in Bucharest, Romania), and a pledge over any proceeds that my become due to it under shareholders loans provided by it to BHEE.

In addition, BEA Hotels and BHEE had executed certain direct undertakings in favor of Bank Hapoalim, inter alia, not to engage in any other business or to incur any further indebtedness not in the ordinary course of their business or as allowed under such undertakings, not to change the holdings structure, to assume certain reporting obligations etc., all as set forth in such undertakings.

The loan agreement contains a covenant that the ratio between the outstanding amounts of the loan to the value of the pledges assets (“LTV”) will not exceed 85%.

Additional information in respect of Mandatory provision

●     In the case of the sale of all of the rights or the sale of the control of BHEE or Bucuresti Turism SA (“BUTU”) or BUTU’s rights in the Radisson Blu hotel in Bucharest, the Company will undertake to prepay the Bank the entire amount of the loan outstanding.

●     In the case of a sale of Plaza Centers’ shares which are held by the Company – the Company will undertake that the full net cash flow attributed to the shares held by the Company and pledged to the Bank will be used to prepay the loan to the Bank.

●     If and in the event that the Company shall prepay its debt to the Noteholders, in whole or any part thereof, from the Company’s internal sources (i.e., other than from a raising of capital and/or alternative debt), then the Company shall prepay the Bank an amount equal to the amount paid to the Noteholders on such date multiplied by the ratio between the Company’s debt to the Bank and the Company’s total debt to the Bank and to the Noteholders as of such date.

In the case of a distribution as defined in the Israeli Companies Law, including payment of a dividend in any manner to the Company’s shareholders, the Company shall prepay the Bank an amount equal to the amount paid to the shareholders on such date multiplied by the ratio between the Company’s debt to the Bank and the total debt of the Company to the Bank and to the Noteholders as of such date.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
PC	Series A notes issued to the public	NIS 298.5 million (approximately $77.63 million) Interest payments accrued and not paid until the end of 2013 were added to the principal and are paid together with it.	NIS 258 million (approximately $68 million).	● 6% per annum, linked to the Israeli CPI.

The Principal Balance of the notes shall be called for repayment in five (5) equal payments to be paid as follows: on December 31, 2017, on July 1, and December 31, 2018 and on July 1, 2019 and 2020

Notwithstanding the above, in the event that PC did not repay the PC Notes by December 1, 2016 the Principal amount of the PC Notes for the three Series of notes in a total amount of at least NIS 434,000,000 excluding linkage differentials, and including repayment of the Principal of the notes (Series A) in a total of at least NIS 92,032,137 (excluding linkage differentials) then the repayment dates of the Unpaid Principal Balance of the notes (Series A) shall be automatically advanced by one year in relation to the repayment dates.

The interest shall be paid in semi-annual payments on July 1st and December 31st of each of the years between 2015 and 2019 and on July 1, 2020, each payment for the interest accrued in the six months ending on the date preceding each payment date as stated and subject to prepayment and deferral of payments.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms

On November 29, 2016, PC's Noteholders approved a postponement of the Early Prepayment date by up to four months and the reduction of the total amount of the required Early Prepayments to at least NIS 382 million (€94.5 million, $__ milion) (a reduction of 12% on the original amount).

In addition, PC agreed to pay to its Nondholders, on March 31, 2018, a one-time consent fee in the amount of approximately €488 thousand (which is equal to 0.25% from PC's outstanding debt under the PC Notes at that time) (the "Consent Fee"). The consent Fee shall be paid to the PC's noteholders on a pro rata basis.

Casa radio proceeds – If PC shall sell the Casa radio project located in Romania (hereinafter: the “Project”) to a third party, including by way of selling its holdings in any of the entities through which PC holds the project (and said sale shall be carried out before the full repayment of the PC Notes and until no later than December 31, 2019, and for an amount which exceeds €45 million net (i.e. after brokerage fees (if any), taxes, fees, levies or any other obligatory payment due to any authority in respect to the said sale) which shall actually be received by PC, then the holders of PC Notes shall be eligible for a one-time payment (which shall come in addition to the principal and interest payments in accordance with the repayment schedule), in certain amounts specified in tranches.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
Principal Security and Covenants

Negative pledge on all of the real estate assets of the Company and its subsidiaries.

“Net asset value” coverage ratio - In case the up-to-date and adjusted “net asset value” coverage ratio against debt is lower than 118% (“Minimal Coverage Ratio”) in two consecutive examination dates after the first examination date (in which a decline under the minimal coverage ratio was created) then cause for immediate prepayment will be created.

The “net asset value” coverage ratio is the ratio between: (a) the value of all assets including balances of cash and cash equivalents deducting preceding / specific bank debts, and (b) the Group’s debts that are not preceding / specific and/or debts subordinate to the debts included in the restructuring.

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

Prepayments – PC is allowed at any time to prepay any debt balance at the adjusted par value of the note, but it will have to execute prepayment upon disposal, raising new financial debt or refinancing of assets (see Item 5 - “Operating and Financial Review and Prospects”).

The notes are not registered under the Securities Act.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
PC	Series B notes issued to the public	NIS 602.8 million (approximately $156.9 million) Interest payments accrued and not paid until the end of 2013 were added to the principal and will be paid together with it.	NIS 453 million (approximately $119 million).	6.9% per annum, linked to the Israeli CPI

The Unpaid Principal Balance of the Notes shall be called for repayment in two (2) equal payments to be paid on July 1, 2018 and July 1, 2019 (with the first payment being performed on July 1, 2018 and the final payment being performed on July 1, 2019).

Notwithstanding the above, in the event where PC did not pay, by December 1, 2016 the Principal of the PC Notes for the Three Series’ in a total amount of at least NIS 434 million excluding linkage differentials and including repayment of principal of PC notes (Series B) in a total amount of at least NIS 305,000,000 (excluding linkage differentials), then the repayment dates of the Unpaid Principal Balance of the PC notes (Series B) shall be automatically advanced by one year in relation with the repayment dates.

The interest shall be paid for the Unpaid Principal Balance in biannual payments on July 1st and December 31st of each of the years between 2015 and 2018 and on July 1, 2019, each payment for the interest accrued in the six months ending on the date preceding each payment date as stated, and subject to prepayment and deferral of payments.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms

On November 29, 2016, PC’s Noteholders approved a postponement of the Early Prepayment date by up to four months and the reduction of the total amount of the required Early Prepayments to at least NIS 382 million (€94.5 million, $107 million) (a reduction of 12% on the original amount).

In addition, PC agreed to pay to its noteholders, on March 31, 2018, a one-time consent fee in the amount of approximately €488 thousand (which is equal to 0.25% from PC’s outstanding debt under the PC Notes at that time) (the “Consent Fee”). The consent Fee shall be paid to PC’s Noteholders on a pro rata basis.

Casa radio proceeds – If PC shall sell the Casa radio project located in Romania (hereinafter: the “Project”) to a third party, including by way of selling its holdings in any of the entities through which PC holds the project (and said sale shall be carried out before the full repayment of the PC Notes and until no later than December 31, 2019, and for an amount which exceeds €45 million net (i.e. after brokerage fees (if any), taxes, fees, levies or any other obligatory payment due to any authority in respect to the said sale) which shall actually be received by PC, then the holders of notes shall be eligible for a one-time payment (which shall come in addition to the principal and interest payments in accordance with the repayment schedule), in certain amounts specified in tranches.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
Deferred debt ratio of Series B notes – were reduced to 68.24% from 70.44% following the cancellation of the treasury bonds. The ratio has been changed for Series B notes in order to maintain a distribution ratio between the three series.
Principal Security and Covenants

Negative pledge on all of the real estate assets of the Company and its subsidiaries.

“Net asset value” coverage ratio - In case the up-to-date and adjusted “net asset value” coverage ratio against debt is lower than 118% (“Minimal Coverage Ratio”) in two consecutive examination dates after the first examination date (in which a decline under the minimal coverage ratio was created) then cause for immediate prepayment will be created. The “net asset value” coverage ratio is the ratio between: (a) the value of all assets including balances of cash and cash equivalents deducting preceding / specific bank debts, and (b) the Group’s debts that are not preceding / specific and/or debts subordinate to the debts included in the restructuring.

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

Prepayments – PC is allowed at any time to prepay any debt balance at the adjusted par value of the note, but it will have to execute prepayment upon disposal, raising new financial debt or refinancing of assets (see Item 5 - “Operating and Financial Review and Prospects”).

The notes are not registered under the Securities Act.

Borrower	Lender	Adjusted Original Amount Following debt restructuring	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
PC	Private note issuance to Polish institutional investors	PLN 62.76 million Interest payments accrued and not paid until the end of 2013 were added to the principal and are paid together with it.	PLN 47.03 million	6 Month WIBOR + 6%

“Redemption Date” shall mean the day falling seven and a half years after the Issue Date (16 May 2018), subject to moving such day forward in the event that prior to December 1, 2016 PC does not manage to repay (through redemption or otherwise) the Plan Debt Securities in the principal amount of NIS 434,000,000 (or equivalent of such amount in other currencies as of therepayment date), the Redemption Date of all the outstanding PC Notes shall be moved forward to May 16, 2017. Interest is payable in semi-annual installments.

On November 29, 2016, PC’s Nondholders approved a postponement of the Early Prepayment date by up to four months and the reduction of the total amount of the required Early Prepayments to at least NIS 382 million (€94.5 million) (a reduction of 12% on the original amount).

Borrower	Lender	Adjusted Original Amount Following debt restructuring	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms

In addition, PC agreed to pay to its Noteholders, on March 31, 2018, a one-time consent fee in the amount of approximately €488 thousand (which is equal to .25% from PC’s outstanding debt under the PC Notes at that time) (the “Consent Fee”). The consent Fee shall be paid to PC’s Nondholders on a pro rata basis.

Casa radio proceeds – If PC shall sell the Casa radio project located in Romania (hereinafter: the “Project”) to a third party, including by way of selling its holdings in any of the entities through which PC holds the project (and said sale shall be carried out before the full repayment of the PC Notes and until no later than December 31, 2019, and for an amount which exceeds €45 million net (i.e. after brokerage fees (if any), taxes, fees, levies or any other obligatory payment due to any authority in respect to the said sale) which shall actually be received by the Company, then the holders of notes shall be eligible for a one-time payment (which shall come in addition to the principal and interest payments in accordance with the repayment schedule), in certain amounts specified in tranches.

Borrower	Lender	Adjusted Original Amount Following debt restructuring	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
Registering of Polish notes for trade – the Company has committed to undertake best efforts to admit the Polish notes for trading on the Warsaw Stock Exchanges and proceeding in this respect are ongoing.
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

●     Breach of financial ratios – the Net Capitalization Ratio exceeds 70%; “Net Capitalization Ratio” is the Net Debt divided by the Equity plus the Net Debt, as calculated by PC’s auditor; “Net Debt” mean PC’s total debt under: loans and borrowings, lease agreements, PC Notes, other debt securities and other interest bearing or discounted financial instruments in issue, less related hedge derivatives, cash and cash equivalents, short and long-term interest bearing deposits with banks or other financial institutions, available for sale marketable securities and restricted cash, calculated based on the consolidated financial statements.

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

●     Occurrence of Non-Permitted Disposal - the Issuer:

(a) procured or permitted the occurrence of an Exercise Event with respect to any Real Estate Asset of the Group where the Net Cash Flow resulting from such Disposal was not used for Mandatory Prepayment upon Exercise Event in accordance with Clause 8 above; or

(b) performed or permitted a Disposition, directly or indirectly, or a refinancing of the Shopping Malls, where the cumulative Net Cash Flow resulting from such Disposition or refinancing amounted to less than €70 million. If the Disposition or the refinancing occurs only with respect to some but not all of the Shopping Malls, then such Disposition or refinancing shall constitute an Event of Default unless the Net Asset Value of the Unsold Shopping Malls plus the aggregate Net Cash Flows received from the intended Disposition or refinancing and from any previous Disposition or refinancing of a Shopping Mall amounts to at least €70 million;

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

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
Suwalki Plaza	ING Bank Slaski S.A	€33.5 million	€26.5 million	3 months Euribor + 1.65% per annum	Expires December 29, 2020. Quarterly payments with fixed principal amounts and balloon payment at the end.
Principal Security and Covenants

First ranking mortgage on the property.

Pledge on shares of borrower and pledge on bank accounts.

Assignment of rights from insurance, guaranties and agreements.

Maintain a debt service cover ratio of 1.2.

Loan to value ratio of 0.7.

Other Information	The loan was sold as part of the SPV sale (which held the commercial center and the loan) in January 2017

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
Torun Plaza	Bank PEKAO S.A	€50.1 million	€44.25 million	3 months Euribor + 3% per annum	Expires December 31, 2017. Quarterly payments with fixed principal amounts and balloon payment at the end.
Principal Security and Covenants

First ranking mortgage on the property.

Pledge on shares of borrower and pledge on bank accounts.

Assignment of rights from insurances, guaranties and agreements.

Maintain a debt service cover ratio of 1.25.

Contractual loan to value ratio of 0.7.

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
Belgrade Plaza	OTP Bank Nyrt, OTP Bank Serbija A.D. Novi Sad, CKB bank	€42.5 million	€11.53 million	3 months Euribor + 5% per annum	Expires at September 30, 2032. Quarterly payments of interest and starting December 2017 also principal according to amortisation table.
Principal Security and Covenants

First ranking mortgage on the property.

Pledge on shares of borrower and pledge on bank accounts.

Assignment of rights from insurances, guaranties and agreements.

Maintain a debt service cover ratio of 1.2

Contractual Loan to value ratio of 0.6

Other Information	The loan was sold as part of the SPV sale (which held the commercial center and the Loan) in February 2017

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2016	Interest	Payment Terms
Bucuresti Turism SA	Raiffeisen Bank International (“RBI”)	€97 million	€92.2 million	Euribor + 3.75%	The principal is repayable in quarterly installments of €0.97 million each, commencing June 2016, with a balloon payment of €74.8 million to be repaid on March, 2020.
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

Material Commitments for Capital Expenditure

See “Tabular Disclosure of Contractual Obligations” below.

Designated Disclosure with Respect to the Company’s Projected Cash Flows

Whereas the Company was incorporated in Israel and its securities are also traded in the Tel Aviv Stock Exchange (“TASE”), it is subject to certain reporting requirements under the Israeli Securities Law, 1967, inter alia, the requirement to publish a projected cash flow for a period of 24 months (the “Projected Cash Flow”) if and to the extent that a Warning Signs(as defined below) exists in the Company’s financial statements; and also provide explanations on differences between previously disclosed Projected Cash Flow with actual cash flow

“Warning Signs” are defined under the Securities Regulations (Immediate and Periodic Notices) 5730-1970 (the “Regulations”), as one of the following: (i) A deficit in shareholders ‘equity; (ii) An opinion or review by the corporation’s auditors as of the report date that includes reference to the corporation’s financial condition; (iii) A deficit in working capital or in working capital for a period of twelve months together with a persistent negative cash flow from ongoing activity; (iv) A deficit in working capital or in working capital for a period of twelve months or an ongoing negative cash flow from ongoing activity and the Board of Directors of the corporation has not determined that this is not an indication of a liquidity problem in the corporation; (v) An opinion or review by the corporation’s auditors as of the report date which includes reference to any material doubts concerning the continuation of the corporation’s activities as a going concern;

The first three Warning Signs as described above exists in the Company’s financial statements for 31.12.2016.. Therefore the Company publishes this Projected Cash Flow of the Company (on a standalone basis) and the assumptions upon which it is based:

	January 1, 2017- December 31, 2017 (NIS Thousands)	January 1, 2018- December 31, 2018 (NIS Thousands)
Opening balance: Cash and cash equivalents	44	9
Projected Sources

Sources from realization of assets and business:
Cash flows from selling our holdings in the Radisson Hotel(1)	275	-
Cash flow from sale of our holdings in plot in India (Bangalore Project)(2)	10	79
Cash flow from selling part of our medical business(3)	-	50
Sources from Subsidiary:
Withdrawal of net operating cash flow from the Radisson Hotel	14.5	-

Total Sources	343.5	138
Projected uses:

Debt service:
Principal payment to Bank Hapoalim(4)	60	-
Interest payment to Bank Hapoalim(4)	1.5	-
Principal payment to Series H note holders(4)	240	56
Interest payment to Series H note holders(4)	18	1
Payments to our subsidiary Plaza centers NV(6)	-	7
Other operating expenses

General and administrative expenses	10	9
Other non-recurring expenses (7)	5	3
Total Uses	334.5	76
Closing balance: Cash and cash equivalents	9	62

Assumptions and explanations pertaining to the above table:

General assumption: the projected cash flow was prepared based on the exchange rates, interest rates and the quoted market price of Elbit medical shares known close to the date of the approval of this annual report as follow:

USD/NIS Exchange rate	3.49
Euro/NIS exchange rate	4.12
Indian Rupee/NIS exchange rate	0.054
Euro Libor rate (%)	-
Elbit Medical share price on the TASE	0.13

(1)	On November 8, 2017, the Company announced that after the completion by the Purchaser of its due diligence investigations, agreement has been reached with the Purchaser so that the estimated net proceeds to the Company deriving from the sale of its holding in the SPV holding the hotel is anticipated to be approximately Euro 80 million, of which a certain amount will be granted as an interest bearing Vendor Loan to the Purchaser. Receipt of the proceeds and their exact amount depend on a number of factors including: (i) that a binding agreement will be signed between the parties based on the aforementioned amended terms and that the transaction will be consummated; (ii) the estimated net working capital of the SPV as of the closing date as well as the estimated transaction and other expenses which will be borne by the Company as part of the closing; (iii) The transaction is quoted in Euro and therefore any change in the Euro/NIS exchange rate might affect the net proceed in NIS; and (iv) The Company assume that it will not be oblige to pay taxes as a result of this transaction based on the advice of its tax advisors. This assumption might be challenged by the relevant tax authorities. This amounts are based on the agreement with our partner in the project (“Buyer”) (for additional information see ITEM 4 - “Recants Events”). The main assumptions with respect to this amounts are: (i) that there will be no material delays in payments by the Buyer which could mainly result from liquidity problems of the Buyer including difficulties in obtaining financing for the project in order to execute the payments and to close the transaction; (ii) execution of offshore payments from India are subject to heavy regulations. Changing in the regulations (as was done in previous years) might cause delays in payments or even inability to execute the transaction in its current structure; and (iii) The transaction is quoted in Indian Rupee (“INR”) and therefore any change in the INR/NIS exchange rate might affect the net proceed in NIS.

(2)	Those amounts are based on partial realization of our shares in Elbit Medical based on the quoted price of Elbit Medical shares in the TASE after taking into account certain deductions. The main assumptions that might affect those amounts are: (i) the share price of Elbit Medical in the TASE which can change due to changes in the business of Elbit Medical (i.e. in the business of InSightec and Gamida) and / or due to trading trends on the TASE; (ii) the business of Elbit Medical (i.e. in the business of InSightec and Gamida) is denominated and measured in US Dollar, therefore changes in the USD/NIS exchange rate might affect the share price of Elbit Medical and in turn affect the net proceed in NIS; (iii) Low trading volumes in the Company’s share on the TASE in a manner that will not enable the sale under such terms (i.e. price and timing)

(3)	The principal and the interest payments to bank Hopaolim can mainly be affected by the Euro/ NIS exchange rate as well as the Euro Libor interest rate. The principal and the interest payments to Series H note holders can mainly be affected from increase in the Israeli Consumer Price Index (“CPI”) (whereas the principal and interest payments are linked to changes in the CPI of November 2013). It should be noted that based on discussions with Bank Hapoalim representatives, the management’s assumptions is that, as needed, Bank Hapoalim is willing to postpone the repayment date until the closing of Radisson hotel sale.

(4)	In accordance with the terms of Series H note, the Company assumes that it will make an early repayment of interest and principal to its series H holders in the amount of NIS 240 million following the completion of the sale of the Radisson Blu Hotel.

(5)	The Company has an outstanding debts to PC in the amount of approximately Euro 1.7 million. The debt (principal and interest) is due on May 31, 2018 with early mandatory prepayments upon the sale of our plots in India. The principal and the interest payments to PC can mainly be affected by the Euro/ NIS exchange rate.

(6)	The non-recurring expenses include mainly expenses due to: (i) the extensive legal and accounting expenses in connection with the preparation and publication of our financial statement for the year that ended on December 31, 2016; (ii) payment of the settlement of the Gadish class actions against the Company and others (for additional information see Item ITEM 4 - “Recents Events” above).

The Company has additional cash generating abilities that were not taken in to account in preparing the Projected Cash Flow detailed above. The following describes the Company’s assumptions regarding these additional cash generating abilities:

Item	Amount (NIS million)	Additional information
Elbit Medical shares (rest of the shares)	295	The value of Medical shares is calculated based on the quoted shares price of Elbit Medical in the TASE. The realization of Elbit Medical shares depended mainly on: (i) the performance of InSigntec and Gamida; (ii) the NIS/USD exchange rate; and (iii) the general trend in the Biomed market.

Plot in Chennai	40	The value of the Plot was determined based on appraisal done by external valuator for the financial statements as of December 31,2016. The realization of the Plot in Chennai depended mainly on the ability of a potential Buyer to overcome certain architectural difficulties (i.e.: achieving the access road) to the project as well as the general trend of the residential market in Chennai.

Plot in Kochi, India	5	Based on transaction signed on January 14, 2016_for the sale of this plot. For additional information see ITEM 4 - “Recents Events”.

Shares in Olive	4	The Company holding in Olive is approximately 16.3%. The estimation is based on preliminary analysis done internally by the Company.

Share in PC (45%)	-	Due to the significant debt burden of PC and the going concern note included in PC’s financial statements, the Company assume that its equity position in PC is negligible.
Total	344

The information detailed above, concerning the Company’s cash flow forecast, including the materialization, occurrence, consummation and execution of the events, transactions and of the assumptions on which such Projected Cash Flow is based, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective, assessments, estimates, etc. and is based, among other things, on the Company management’s past experience. Furthermore, some of such information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Israeli government encourages industrial companies by funding their research and development activities through grants by the National Authority for Technological Innovation, or NATI (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS).

Each of InSightec’s and Gamida’s research and development efforts has been financed, in part, through NATI grants. InSightec and Gamida (only for Gamida’s NiCord development) have received or were entitled to receive grants totaling $29 million and $27.6 million, respectively, from NATI since their respective inception and each of them is required to repay such grants through payment of royalties to NATI from its respective revenues until the entire amount is repaid.

Each of InSightec’s and Gamida’s technology developed with NATI funding is subject to transfer restrictions, which may impair its ability to sell its technology assets or to outsource manufacturing. The restrictions continue to apply even after InSightec or Gamida has paid the full amount of royalties’ payable for the grants. In addition, the restriction may impair InSightec’s or Gamida’s ability to consummate a merger or similar transactions in which the surviving entity is not an Israeli company.

The total NATI grants received by InSightec during 2016, 2015 and 2014 were $1.5 million, $2.6 million and $1.8 million, respectively, and the total NATI grants received by Gamida during 2016, 2015 and 2014 were $4.3 million, $3.2 million and $2.5 million, respectively.

D.	TREND INFORMATION

Commercial Centers

Our commercial centers business is affected by trends in each of the geographic areas in which we operate.

The volume of real estate investment transactions concluded across Central and Eastern Europe in H1 2016 amounted to approximately €5.1 billion. This represents a 69% increase over the same period last year and is the best H1 performance in CEE real estate investment volume since 2007. Out of the H1 2016 €5.1 billion, Poland accounted for €2.07 billion, followed by the Czech Republic (€950 million), Hungary (€910 million), Romania (€340 million) and Slovakia (€310 million). Other CEE markets registered €540 million in finalized deals.

Poland - 2016 was a period of active development of the Polish retail market. The retail market was expanded by 11 new commercial centers, and the extension of two existing commercial centers. In addition, two retail parks, two stand-alone retail warehouses and two outlet centers were opened.

In total 336,000 sqm. Of commercial center inventory was delivered to the retail market in 2016. This is less than in 2015, when the market grew by nearly 500,000 sqm. A slight increase is expected in 2017 to nearly 400,000 sqm., of which 360,000 sqm. are already under construction.

Total retail space in Poland reached 13.4 million sqm. There are 406 commercial centers, which account for more than 9.5 million sqm. (i.e. 71%). The remaining spaces are occupied by retail parks and warehouses, with 3.6 million sqm. of space (27%), and outlet centers, with 0.21 million sqm. (2%). As a result of recent openings, commercial center density now stands at the level of 248 sqm./1,000 inhabitants, which is above the European average of 206 sqm./1000 inhabitants, but still below the average for the Western European countries (264 sqm./1,000 inhabitants).

The retail market in Poland is maturing and becoming more competitive. Interesting and unique shopping & gastronomy projects, such as Hala Koszyki, Soho Factory and Koneser, are predominantly found in the capital city, although other cities are exhibiting similar projects (e.g. Off Piotrkowska in Łódź). There is an increasing trend of extending gastronomic, recreational and entertainment opportunities, which may reflect growing demand for those kinds of amenities.

The overall volume of retail investment transactions closed in 2016 amounted to €1.972 billion, compared to the €2.261 billion recorded in the whole of 2015. Prime yields for best-in-class commercial centers in Poland remain stable at 5.0%, and prime retail parks are expected to trade at approximately 7.0%.

Romania – Romania is a business destination for global investors, enjoying a growing, stable economy, with the GDP up by 6% for the second quarter of 2016 and forecasted growth of 4.2% (highest in EU). After a very strong 8.9% growth in 2015, retail sales surged in the first half of 2016, increasing by 16.8%. Moreover, retail sales are expected to continue their record growing trend for the rest of 2016 as well, fueled by the increase of wages and the strong consumer confidence.

Commencing in 2016, the special construction tax applied to immovable assets other than buildings was reduced to 1%, and as of 2017, that tax will be eliminated.

The property investment volume in the first half of 2016 is estimated at €340 million, 80% higher than that registered in the same period of 2015 (€187 million). Traditionally, Bucharest is the main destination for real estate investors in Romania, mainly due to the size of the market and the availability of higher quality products.

Prime yields are expected to remain stable by the end of the year, with 7.25% for retail, 7.50% for office, and 9.00% for industrial fields. Yields have compressed between 25 and 50 bps over the year.

Bucharest is considered the most attractive retail destination in Romania due to its large population and the significantly higher spending power than in the rest of the country. Over 50 new international brands opened units in Romania since 2014.

India

Amidst the uncertainty in the world economy and the challenges being faced by emerging economies, India’s macro-economic stability continues to improve. CPI inflation declined from 6% in July 2016 to 3.4% in December, 2016 and is expected to remain in the range of 2% to 6%. India’s Current Account Deficit declined from about 1% of GDP last year to 0.3% of GDP in the first half of 2016. Foreign Direct Investment (FDI) increased from Rs 1,07,000 crores in the first half of 2016 to Rs 1,45,000 crores in the first half of 2017. A number of global reports and assessments, over the last two years, have shown that India has considerably improved its policies, practices and economic profile. These are reflected in Doing Business Report of the World Bank; Global Competitiveness Report of 2015-16 and 2016-17 of the World Economic Forum; and several other Reports. According to IMF forecast, India is expected to be one of the fastest growing major economies in 2017.

On November 8, 2016, the Government of India announced the demonetization of Rs 1,000 and Rs 500 notes, stating that the action was aimed at eliminating black money, counterfeit currency and terror financing. Since the Indian economy is heavily dependent on cash, as a majority of the population does not use the banking system for monetary transaction, demonetization has significantly impacted trade and consumption. Since availability of cash has decreased, the action is likely to negatively impact the country’s growth and fiscal outlook. Although India’s GDP forecast for 2016 was decreased, the IMF has projected a GDP growth of 7.2% and 7.7% in 2017 and 2018 respectively. The World Bank, however, is more optimistic and has projected a GDP growth of 7% in 2016-17, 7.6% in 2017-18 and 7.8% in 2018-19

After experiencing an economic peak in 2013, the city of Bangalore has come under considerable pressure in 2015 and 2016. While real estate initiatives were on a decline, owing to factors such as the increasing unsold inventory in the city (driven by local authorities to confront the encroachment of lake beds and other issues) the announcement of demonetization) in Q4 2016 further led to the decline of real estate initiatives.

Chennai’s growth over the past several years, spurred by heavy migration to the city of a skilled and educated work force in the services and manufacturing sector, has created significant demand for housing. During 2016, 4600 villas and 53,000 apartments were sold in Chennai. The outlook for Chennai’s residential property market will remain stable in 2017. Focus on improvement of public modes of transport has been one of the major highlights in Chennai.

Radisson Blu Complex

The Bucharest, Romania hotel market registered a positive track record for all indicators in 2016 continuing the trends experienced in 2015, revealing realistic perspectives for future growth. With sustained national economic performance and a growth of approximately 4.5% in the GDP of the Romanian economy, the hospitality industry in Bucharest showed elevated volumes of both supply and demand. In addition, positive macroeconomic influences affected both occupancy and average daily rate indicators which are slowly correcting their previous crisis hikes. We expect the hospitality sector to expand mainly due to the interest of large tourist groups in new markets as well as due to the growth in business activities and the increase of incoming flights to Bucharest.

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

To our best knowledge as of the approval date of our consolidated financial statements, no claim of any kind which was not reflected in the financial statement was received by us with respect to these indemnifications.

●	A former subsidiary of PC incorporated in Prague (“Bestes”), which was sold in June 2006 is a party to an agreement with a third party (“Lessee”), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for €6.9 million, which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions set forth in the agreement. In case the Lessee leaves the mall before expiration of lease period PC will be liable to repay the remaining consideration in amount of €2.18 Million as of balance sheet date. PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

●	We and our subsidiaries have entered into indemnification agreements with our respective directors and officers. For more information, see Note 13C to our consolidated financial statements for the year ended December 31, 2016.

●	As required under the lease agreement for our new and previous executive offices we provided bank guarantees to secure our compliance with the terms of the agreement in the total amount of approximately NIS 1.3 million ($0.4 million).

●	We have guaranteed certain of our Project Companies’ obligations under the loans agreements with third parties up to an aggregate amount of NIS 122 million (€30.2 million, $31.1 million).

●	We have provided bank guarantees in the total amount of NIS 0.7 million ($0.2 million) and corporate guarantees for the benefit of the Israeli Customs Authority in the framework of a dispute between our subsidiary and the Israeli Customs Authority which was engaged in the Retail business regarding customs duties charged with respect to the importation of the Mango and GAP brands to Israel. The Customs Authority had agreed that the collection of the disputed customs charges will be put on hold until the resolution of our motion.

●	PC has contractual commitments in respect of its project in Serbia (Visnjicka) in a total amount of € 19 million ($20 million) in respect of construction activities, to be paid during 2017.

●	Within the framework of PC’s derivative transactions executed between PC and commercial banks (the “Banks”), PC agreed to provide the Banks with collaterals or cash deposits. Accordingly, and with respect of Torun IRS, the project company also established a bail mortgage up to € 5million ($5.3 million) encumbering the real estate project.

●	We have contractual commitments in respect of lease agreement in a total amount of NIS 3 million ($0.9 million).

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations consist mainly of: (i) long-term borrowings (mainly loans from banks and financial institutions and non-convertible notes); (ii) commitments towards suppliers, subcontractors and other third parties in respect of land acquisitions and operational lease; and (iii) other long term liabilities reflected in the balance sheet. Our contractual obligations are generally linked to foreign currencies (mainly Euro and U.S. dollar) and/or other indexes (such as the Israeli consumer price index). Below is a summary of our significant contractual obligations as of December 31, 2016 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date, against the currency in which the obligation is originally denominated or based on the respective index of the Israeli consumer price index as of December 31, 2016. Actual payments of these amounts (as are presented in our consolidated financial statements) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (in NIS thousands)
Contractual Obligations as of December 31, 2016	Total	Less than 1 Year	2-3 Years	4-5 Years (and thereafter)
Long-Term Debt (1)	2,396,510	590,606	1,264,538	541,366
Operating Leases (2)	3,166	1,088	1,411	667
Purchase Obligations and Commitments (3)	76,836	76,836	-	-
Total	2,476,512	668,530	1,265,949	542,033

(1)	Long term debt includes interest that we will pay from January 1, 2016 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the LIBOR rates known as of December 31, 2016. Actual payments of such interest (as presented in our consolidated financial statements) are significantly dependent upon the LIBOR rate prevailing as of the date of payment of such interest. For additional information in respect of the long term debt, see “Item 5.B. Liquidity and Capital Resources - Other Loans.”

(2)	Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. This table includes the lease obligation based on the most recent available information.

(3)	Includes mainly commitments for construction suppliers and subcontractors. Such obligations were not recorded as liabilities in the balance sheet, since, as of the balance sheet date, the construction services were not yet provided and/or certain conditions precedent have not yet been fulfilled.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees as of the date of this annual report except as otherwise noted below:

NAME	AGE	POSITION
Ron Hadassi	52	Chairman of the Board of Directors and Director
Alon Bachar (1)	47	Director
Zvi Tropp (1) (2)	77	Director
Elina Frenkel Ronen (1) (2)	51	Director
Boaz Lifschitz (2)	48	Director
Nadav Livni (1)	43	Director
Doron Moshe	45	Chief Executive Officer
Dori Keren	46	Acting Chief Executive Officer of PC
Yael Naftali	38	Chief Financial Officer

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Mr. Keren appointment came into effect on April 1, 2016

RON HADASSI. Mr. Hadassi serves as the Chairman of our Board of Directors since March 2014.  Mr. Hadassi serves as the Chairman of Elbit Medical Technologies Ltd Board of Directors and its subsidiaries since March 2014. Mr. Hadassi serves as the Chairman of Plaza Centers N.V Board of Directors since March 2014. Mr. Hadassi has served as Senior Manager of the Bronfman-Fisher Group since 2002, as well as the Vice Chairman of Super-Sol Ltd., Isralom Properties Ltd., and Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries Ltd.). Mr. Hadassi also served until the summer of 2015 as Executive Chairman and until March 2014 as acting Chief Executive Officer of Nanette Real Estate Group N.V. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), and until 2015 as Chairman of a subsidiary. Mr. Hadassi serves as a director of the Carmel Winery. Mr. Hadassi has served on the boards of public companies, including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group N.V. Ltd. and Olimpia Real Estate Holdings (as well as its subsidiaries). Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Center, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and a MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

ALON BACHAR. Mr. Bachar, serves as a member of our Board of Directors since March 2014.  Mr. Bachar serves as a member of Elbit Medical Board of Directors since March 2014. Mr. Bachar has served as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and in addition currently serves as a Chief Executive Officer of Shefa Success Logistic (B.P) Ltd. Mr. Bachar served in the past as a director of various private and public companies, such as Sufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

ZVI TROPP Mr. Tropp has served as one of our external directors since September 2004 until October 2016, Since October 2016 he serves as independent Board member. Since 2003, Mr. Tropp has been a senior consultant at Zenovar Consultant Ltd. From February 2006 until June 2007, Mr. Tropp served as the chairman of the board of Rafael Advanced Defense Systems Ltd. From 2000 until 2003, Mr. Tropp served as the Chief Financial Officer of Enavis Networks Ltd. Mr. Tropp has served as a board member of various companies, including Rafael (Armament Development Authority) Ltd., Beit Shemesh Engines Ltd., Rada - Electronic Industries Ltd. and has also served as the Chairman of the investment committee of Bank Leumi Le’Israel Trust Company Ltd. Mr. Tropp holds a B.Sc. in agriculture and an M.Sc. in agricultural economics and business administration from the Hebrew University in Jerusalem.

ELINA FRENKEL RONEN. Mrs. Frenkel Ronen served as our external directors since December 2008. Ms. Frenkel Ronen currently serves as a Vice President and a member of the Board of the Institute of CPAs in Israel as the Chair of the CEOs, CFOs and Controllers Committee of the Institute of CPAs in Israel(since 1997), and as an external director of Tempo Beverages Ltd (since 2012) and as an external director of IDB Development Ltd. Ms. Frenkel Ronen has served as the Chairperson of the Board of Directors of Haifa Port Ltd (2008-2011), and an External Director Tao Tsuot Ltd (2008-2011). Ms. Frenkel Ronen served as an External Director of Micromedic Technologies Ltd (2011-2014). Ms. Frenkel Ronen served as the Public Representative for the Public Utility Authority – Electricity (2004-2007). Ms. Frenkel Ronen has headed her family’s real estate business (2005-2013). Ms. Frenkel Ronen professional experience includes financial management (CFO) in Tnuva Industries and its 97 subsidiaries (1993-1999), and Orek Paper (2008-2012) and Sherutey Hashomrim group (security, cleaning, and information technology (IT) systems security) (1999-2002). Ms. Frenkel Ronen also managed the financial aspects of Chapter 11 procedures - nomination received from the trustee appointed by the Court of law. Ms. Frenkel Ronen holds a B.A. in accounting and economics and an Executive M.B.A., both from Tel-Aviv University. Ms. Frenkel Ronen is a Certified Public Accountant.

BOAZ LIFSCHITZ. Mr. Lifschitz has served as a member of our Board of Directors since March 2014.  Mr. Lifschitz is a co-founder and General Partner of Peregrine Ventures, a venture capital fund founded in 2001. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz currently serves as Chairman of Cartiheal Ltd. and is a board member of other privately held companies. He previously served on the board of Neovasc Inc. (NVCN). Mr. Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

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

DORON MOSHE. On April 2, 2015, Mr. Moshe was appointed as our Acting Chief Executive Officer. On March 31, 2016 Mr. Moshe has been appointed as our Chief Executive Officer. In addition, Mr. Moshe served as our CFO from January 2010 and until April 2016. From January 2006 until January 2010, Mr. Moshe served as our Chief Controller. From 2001 until 2005, Mr. Moshe served as the Controller of our subsidiaries. Mr. Moshe also serves as Chief Finance Officer of Elbit Medical. From 2000 until 2001, he served as the Controller for a group of public companies in the fields of contracting, real estate, and technology, and from 1999 until 2000, he was a senior accountant at KPMG Israel. Mr. Moshe holds a B.A. in Accounting and Economics from the University of Haifa and is a Certified Public Accountant. Mr. Moshe and the Company have reached a mutual understanding regarding Mr. Moshe termination of office, considering the Company’s business status and its future objectives and therefore, Mr. Doron Moshe will cease to serve as the Company’s CEO, effective as of January 1, 2018.

DORI KEREN. On April 1, 2016, Mr. Keren was appointed as PC Acting Chief Executive Officer. Mr. Dori Keren joined PC in 2006 as financial director of Poland and Latvia and was appointed Poland country director in 2013. Prior thereto, he worked in Israel for 10 years in variety of financial jobs in positions which accompany business activity as economist, financial controller and CFO.

YAEL NAFTALI On May 1, 2016, Ms. Naftali was appointed as our Chief financial Officer. In addition, Ms. Naftali served as our Chief Controller from 2010 until 2016. Ms. Naftali. also serves as Chief Finance Officer of Elbit Medical. From April 1, 2016. From 2007 until 2010 Ms. Naftali served as the Controller for a public company in the field of real estate and from 2004 until 2007 she was an intern at KPMG Israel. Ms. Naftali holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem and is a Certified Public Accountant.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

Aggregate 2016 Compensation of Directors and Officers

The aggregate compensation paid to or accrued on behalf of all persons as a group (8 persons – who served in the capacity of director or executive officer in the year ended December 31, 2016 was approximately NIS 4.5 million (approximately $1.1 million). Such aggregate amount includes management fees, director’s fees salaries and certain fringe benefits and accrued amounts in respect of pensions and retirement benefits, but does not include stock-based compensation expenses relating to options granted to our directors and officers.

In addition, our officers participate in share or option allocations pursuant to various plans adopted by us, our subsidiaries and our associates. For information regarding the terms of grant and exercise under all plans, see “Item 6.E. Share Ownership.”

The table below reflects the compensation granted (including accrued compensation) during the year ended December 31, 2016 to office holders in the Company and its controlled companies in connection with their service in the Company or in its controlled subsidiaries. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2016 plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by the respective D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law.

Name and Principal Position (1)	Salary Cost (2)	Consultancy Fees	Bonus (3)	Equity-Based Compensation (4)	Termination cost (5)	Total (NIS Thousands)
	(NIS Thousands)
Maurice R. Ferre InSightec’s Chairman of the Board and CEO	1,392	-	584	2,032	-	4,008
Kobi Vortman InSightec’s vice chairman of the Board and director	1,853	-	511	1,864	-	4,228
Eyal Zadicario – INSIGHTEC Israel -General Manager	1,173	-	396	489	-	2,085
Roni Yagel - InSightec’s VP of International Markets	819	1,077	-	92	-	1,988
Jim (Jun) Tao - InSightec’s Chief Commercial Officer	980	-	365	119	-	1,465

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis. The positions of the Covered Executives in this table represent their position as of the date of this filling.

(2)	Salary cost includes the Covered Executive’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective employment agreements.

(4)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2016 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2Q to our consolidated financial statements included in this annual report on Form 20-F for the year ended December 31, 2016.

(5)	Termination costs include payment made to retired employees during the year ended December 31, 2016 and/or accrued provision recorded in the Company’s consolidated financial statements for the retirement of the Covered Executive.

Independent Director Compensation

The compensation of our external director is governed by regulations promulgated under the Companies Law (the “Compensation Regulations”). According to the Compensation Regulations, we pay our external director, Ms. Elina Frenkel Ronen, which have been designated as experts by our Board of Directors, the maximum annual fee set forth in the Compensation Regulations for non-experts and the maximum meeting attendance fee set forth in the Compensation Regulations for experts. The amounts payable by a company to the external director under the Compensation Regulations are based on the amount of the company’s shareholders’ equity as of the end of the previous year. According to our Compensation policy, our board members’ compensation is linked to our external director’s compensation. Accordingly, in 2016, we paid our directors (both external and others) NIS 37,115 (approximately $9,640) per year and NIS 3,300 (approximately $857) per meeting (or a smaller amount in case they did not physically attend the meeting).

Adoption of Compensation Policy

In August 2014, following our shareholders’ approval, we adopted a compensation policy for our officers and directors (the “Compensation Policy”), in accordance with Amendment No. 20 to the Israeli Companies Law, pursuant to which we are required to determine the compensation of our officers and directors in accordance with a compensation policy. In March 2016 and in October 2016, following our shareholders’ approvals, we adopted an amendments to our compensation policy (the “Amendments”). The Compensation Policy and the Amendments was previously approved by our board of directors, upon recommendation of our Compensation Committee. An English translation of the Compensation Policy and the Amendments were filed with the Securities and Exchange Commission. For further discussion regarding the Compensation Policy and the Amendments, please see Item 10B “Memorandum and Articles of Association” below and our Reports on Form 6-K filed on July 10, 2014, August 14, 2014, February 24, 2016 and September 6, 2016 (as exhibit to the proxy statement of the March 31, 2016 extraordinary shareholders meeting and the October 13, 2016 annual shareholders meeting, respectively) which are incorporated herein by reference.

Services of our Chairman, Mr. Ron Hadassi

In October 2016, our shareholders approved a compensation plan for Mr. Hadassi for his services as the Chairman of our Board of Directors, effective from March 18, 2017. The terms of the consideration for such services are as follows:

●	A fixed cash fee of NIS 31,200 per month, which will be linked to the Israeli consumer price index (the “Fixed Compensation”), reflecting a scope of 50% of Mr. Hadassi’s business hours (based on a rate of NIS 62,400 per a full-time position). Additional payments, benefits and expenses, including a company car and related expenses, income tax and VAT in the total amount of 55% of the Fixed Compensation, including any applicable taxes deriving from the Fixed Compensation and benefits. Notwithstanding the foregoing, any amounts of VAT refundable to (or subject to offset by) the Company shall be in addition to the Fixed Compensation and such 55% addition. If Mr. Hadassi will continue to serve as the Chairman of PC after June 2017, then a fixed monthly cost of its employment as the Chairman of Plaza of up to $18,000 is approved. Furthermore, the total fixed cost per annum of Mr. Hadassi employment to the Company as the Chairman of the Company and as the Chairman of PC shall not exceed NIS 1,260,000, and if required, Mr. Hadassi’s fixed monthly compensation by the Company shall be reduced accordingly in order to meet this limitation.

●	An annual cash bonus, to be determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy, which shall in no event exceed an amount equal to the Fixed Compensation payable for 4 months of continued service. Mr. Hadassi shall not be entitled to a bonus or other variable compensation due to his success in meeting personal targets or discretionary bonuses.

●	A Special Bonus based on the realization of two main assets of the Company.

●	The payment of cash Bonus plus Special Bonus for each of the years 2017 to 2019 shall not exceed the aggregated amount equal to NIS 300,000, subject to the specific terms set in the Company’s Compensation Policy.

●	Options exercisable in to 38,445 ordinary shares, no par value, of the Company, constituting approximately 0.4% of the Company’s issued and outstanding share capital on a fully diluted basis and Options exercisable in to 12, 298,913 ordinary shares, no par value, of Elbit Medical, constituting approximately 0.33% of the Elbit Medical’s issued and outstanding share capital on a fully diluted basis, both with a vesting period of 3 years, subject to Mr. Hadassi’s continued service with the Company.

●	These compensation terms shall be in effect until March 17, 2020. Any modification or extension of such terms shall be made pursuant to the requisite corporate approvals and subject to Mr. Hadassi’s annual re-election as a Director and continued appointment as Chairman.

●	Mr. Hadassi shall be entitled to a two month notice period prior to the termination of his rights to receive the aforementioned compensation.

●	Mr. Hadassi may be entitled to receive a retirement bonus of NIS 280,000.

●	Mr. Hadassi shall be covered under the Company’s Directors and Officers Liability insurance policies and the Company’s indemnification undertaking shall remain valid and binding and shall not be changed, cancelled or nullified by virtue of the aforementioned engagement.

Services of our Director, Mr. Boaz Lifschitz

In October 2016, our shareholders approved our entering into a consultancy agreement with Mr. Lifschitz for consultancy services relating to the life sciences field (the “Services”) to the Company and its subsidiaries (and other related companies). In consideration for such services, the Company shall pay Mr. Lifschitz an annual fee of NIS 58,540 plus VAT, payable in quarterly installments in arrears and a meetings attendance fee of NIS 930 per meeting with limitation of 6 meetings per year for each subsidiary as well as reimbursement for expenses incurred within the providing of the Services, in accordance with the Company’s policy regarding reimbursement of expenses. The total consideration shall not exceed NIS 70,000 per year. The Company will have the option to terminate this arrangement upon 30 days’ notice.

Services of our CEO, Mr. Doron Moshe

In March 2016, our shareholders approved the terms of office and employment for Mr. Moshe for his services as the chief executive officer of our Company. The terms of office and employment for his service are as follows:

●	A fixed cash fee of NIS 72,800 per month, which will be linked to the Israeli consumer price index (the “Fixed Compensation”). In addition Mr. Moshe shall be entitled to certain customary benefits, such as, use of a car, phone and cell phone and other work related expenses in accordance with the Company’s practices, managers insurance and/or pension funds, vacation days and sick leave, as well as other benefits consistent with employee social welfare benefits, such as contributions to pension funds and a study fund and recuperation pay (dmei havraa). In addition, Mr. Moshe will be entitled to company car, personal laptop, communication expenses reimbursement and cell phone. The tax cost of the company car, certain contribution by the Company to the pension fund and study funds that are higher than maximum amount under the Israeli tax regulations, and communication expenses shall be grossed up as part of Mr. Moshe salary.

●	Target-based Bonus, for each calendar year during the Term, which will be based on pre-defined objectives determined by the Company’s compensation committee and approved by the Company’s Board of Directors, up to an amount not exceeding 5 Monthly gross salaries.

●	Special Bonus based on the realization of two main assets of the Company. The payments of bonuses (target based Bonus plus Special Bonus) for the year 2017 shall not exceed the aggregated amount equal to eight monthly gross Salaries (NIS 582,400 for 2017) subject to the specific terms set in the Company’s Compensation Policy.

●	Equity Incentive: Mr. Moshe holds the following - 19,851,000 Elbit Medical’s options exercisable in to 9,925,500 ordinary shares; 16,666 PC’s options exercisable in to 16,666 ordinary shares.

●	Mr. Moshe shall be entitled to a period of three months’ notice prior to termination of his rights to receive the aforementioned compensation. In addition, Mr. Moshe Shall be entitled to an adjustment period of nine additional months, during which he shall be entitled to payment of Salary and all applicable social benefits contributions, as well as to continue the use of the company car and cell phone.

●	Mr. Moshe shall be covered under the Company’s Directors and Officers Liability insurance policies and the Company’s indemnification undertaking shall remain valid and binding and shall not be changed, cancelled or nullified by virtue of the aforementioned engagement.

C.	BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as the audit committee, the internal auditor and approvals of interested-party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see “Item 16G. Corporate Governance.”

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

Election of Directors

Pursuant to our Amended and Restated Articles of Association, the size of our board of directors shall be no less than 4 persons but no more than 7, excluding our external directors. Our directors are generally elected by our shareholders at the annual meeting of the shareholders by a simple majority. The directors hold office until the next annual meeting of our shareholders. Our board of directors may appoint additional directors to our board of directors in the event of a vacancy on or an enlargement of the board of directors up to the maximum number provided in our articles of association. Any director so appointed will hold office until the next annual meeting of the shareholders. Our board of directors currently consists of six members.

In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements, and the details of his or her applicable qualifications are provided, and in case such nominee is an “independent director” as defined in the Companies Law (see below), that such nominee has also declared that he or she complies with the independence criteria under the Companies Law. Each of our elected directors has declared to our board of directors that he or she complies with the required qualifications under the Companies Law for appointment as a member of our board of directors, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our board of directors.

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

Adoption of Companies Regulation Leniency with Respect to Composition of Board of Directors

On August 18, 2016, our Board resolved to adopt the corporate governance structure set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees have no composition requirements set forth in the Israeli Companies Law.

In accordance with such resolution, for so long as the Company does not have a controlling shareholder as defined in the Companies Law, the Company shall comply with the NASDAQ Listing Rules in connection with the number of independent directors on the Board, and the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law.

As a result of the Board’s resolution, Mrs. Elina Frenkel Ronen will continue to serve as director until the next annual general meeting in 2017 and Mr. Zvi Tropp has been elected to serve as director by our Board of directors after completing his 3-year term and 12 years tenure as an external director in our Company.

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

Board Committees

Our board of directors has established an audit committee and a compensation committee, as described below:

Audit committee

Due to recent amendments to Israel legislation, as mention above, “dual listed” companies are not required to comply with the Companies law requirement regarding the Audit committee composition, subject to full compliance with SEC and Nasdaq requirement.

The responsibilities of the audit committee include identifying and examining flaws in the business management of the company and suggesting appropriate course of actions, recommending approval of interested party transactions, assessing the company’s internal audit system and the performance of its internal auditor.

Our audit committee is comprised of four members, all of whom meet all requisite independence and other professional requirements. Our audit committee operates in accordance with a charter. Within the framework of such governing documents, the audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our consolidated financial statements. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audits and permitted non-audit services to be provided by the external auditor.

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

Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee comprised solely of independent directors or by a majority of independent directors. For a foreign private issuer, such as our company, Nasdaq rules allow foreign private issuers to follow “home country practice”. On September 3, 2015 the board approved the exemption from the requirement to select board nominees by the nomination committee. The compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors.

An “independent director” is defined as an external director or a director who meets the following conditions: (i) satisfies certain conditions for appointment as an external director and the audit committee has determined that such conditions have been met and (ii) has not served as a director of the company for more than nine consecutive years, with any interruption of up to two years in service not being deemed a disruption in the continuity of such service Or for a “dual listed” company like us and independent director may be considered as such through compliance with Nasdaq requirements.

Our audit committee has the authority to retain independent legal, accounting or other consultants as advisors, for which we will provide funding, and handle complaints relating to accounting, internal accounting controls or auditing matters.

The members of our audit committee are Zvi Tropp, Elina Frenkel Ronen, Nadav Livni and Alon Bachar.

Compensation Committee

Due to recent amendments to Israeli legislation, as mentiond above, “dual listed” companies that: (i) has no Controlling (as such term is defined under the Companies Law) shareholder; and (ii) are in compliance with SEC and Nasdaq requirements regarding nomination of independent directors and regarding the composition of the audit committee and compensation committee); are exempt, inter alia, from the requirement to comply with the Companies law provisions regarding the compensation committee composition.

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

Financial Statements Review Committee

Pursuant to the Israeli Companies Regulations the financial reports of a public company such as our company may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with: (1) the valuations and estimates used in connection with the consolidated financial statements; (2) the internal controls related to financial reporting; (3) the completeness and appropriateness of disclosure in the consolidated financial statements; (4) the accounting policy adopted and accounting treatment applied in the material matters of the company; and (5) valuations, including the assumptions and estimates underlying them, on which data in the consolidated financial statements is provided. The Financial Statements Review Committee must consist of at least three members, the chairperson of the committee must be an independent Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the members having “financial and accounting expertise” (as defined above).

Pursuant to the Companies Regulations, the audit committee may serve as the Financial Statements Review Committee subject to fulfillment of the aforementioned conditions.

Internal Auditor

Under the Companies Law, our board of directors is required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and proper business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of our outstanding share capital or voting rights, has the right to appoint one or more directors or the general manager or who serves as a director or as the general manager. Our internal auditor is Mr. Daniel Shapira, a Certified Public Accountant in Israel.

For information on the duties of directors, officers and shareholders and requirements for the approval of related-party transactions, please see Item 10.B - “Memorandum and Articles of Association and General Provisions of Israeli Law.”

D.	EMPLOYEES

As of March 31, 2017, we employed or contracted 7 persons as employees or consultants in investment, administration and managerial services, all of whom work out of our headquarters in Israel. As of March 31, 2017, PC had 61 employees, consultants and part time employees in the Netherlands, CEE, Greece and India. As of March 31, 2017, our Hotel division had 402 employees.

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

None of our officers or directors beneficially own at least 1% of the Company’s share capital.

Incentive Plan for the Chairman of our Board, Mr. Ron Hadassi

As part of the compensation plan for the Chairman of our Board, Mr. Ron Hadassi, approved at our General Meeting held in October 2016 (the “Chairman’s Incentive Plans”), Mr. Hadassi was granted options exercisable in to 38,445 ordinary shares, no par value, of the Company, constituting approximately 0.4% of our issued and outstanding share capital on a fully diluted basis. In addition Mr Hadassi has been granted with 12,298,913 options convertible into maximum 6,149,456 shares of Elbit Medical constituting approximately 0.33% of our issued and outstanding share capital on a fully diluted basis.

2011 Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares

In April 2011, our board of directors adopted the Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s shares (the “2011 Plan”) for the grant of up to 158,637,000 options exercisable into 79,443,500 ordinary shares of Elbit Medical for an exercise price of NIS 0.40. The exercise price of each option will be reduced upon distribution of dividends, stock dividends etc. The exercise mechanism of the options into Elbit Medical’s shares will be as follows: at the exercise date the Company shall transfer to each exercising option holder shares of Elbit Medical (owned by the Company) equal to the difference between (A) the price of Elbit Medical’s shares on the TASE on the exercise date, provided that if such price exceeds 100% of the exercise price, the opening price shall be set as 100% of the exercise price (the “Capped Exercise Price”); less (B) the exercise price of the options; and the result (A minus B) will be divided by the Capped Exercise Price. In November 2012, our board of directors adopted an amendment to the 2011 Plan increasing the number of options issuable from 158,637,000 to 187,708,000 and resolved to grant an additional 29,071,000 options to employees and officer of the Company. Further, the Board had decided to amend the exercise price per share to NIS 0.133 and extend the expiration date of such options to November 29, 2017 in respect of employees and officers who served at Elbit Group at that time.

In September 2014, we granted an additional 14,400,000 options to past and present officers of Elbit Medical with an exercise price of NIS 0.115 per share.

In March 2016, we granted an additional 10,000,000 options to the new appointed chief financial officer of Elbit Medical at a price of NIS 0.10 per share.

In October 2016, we granted an additional 12,298,913 options to our chairman of the Board with an exercise price of NIS 0.106 per share .In March 2017 our board of directors has approved a grant of additional 500,000 options to an employee of the company and decided to extend the terms of the option to December 31, 2018 for the Company’s officers and June 30, 2019 for the company’s employees who served at Elbit at that time

As of March 31, 2017, 224,906,912 options were granted to our employees and officers. As of March 31, 2017, 150,342,474 options were outstanding under the 2011 Plan of which 127,543,835 were vested.

PC Share Option Scheme, as amended

PC’s Option Plan, as amended in August 2007, November 2008 and November 2011 (“PC’s First Option Plan”) provides for the grant of up to 338,385 options to employees, directors, officers and other persons who provide services to PC, including our employees for no consideration. In November 2012 the number of options to be granted was increased by 14,000,000 additional options.(“PC’s Second Option Plan”). The exercise price per option is the average closing price of PC’s shares traded on the London Stock Exchange (“LSE”) during the fifteen-day period prior to the date of grant.

Under the terms of both of PC’s Option Plans, options vest over a period of three years, such that 33.33% of the options granted become exercisable on each of the first, second and third anniversaries of the date of grant.

Upon the occurrence of an event of change of control in PC (as defined in PC’s Option Plan), the vesting of all the outstanding options granted by PC that were not exercised or did not expire by such date, shall be fully accelerated.

As of March 31, 2017, 235,520 options to purchase ordinary shares were outstanding under PC’s Option Plan of which 235,520 options were vested.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

We had 9,190,808 ordinary shares outstanding as of October 25, 2017. The voting rights of all shareholders are the same. The following table sets forth certain information as of July 25, 2017, unless stated otherwise, concerning (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares Beneficially Owned	Approximate Percentage of Shares
York Capital Management Global Advisers LLC and/or certain funds and/or accounts managed by it or its affiliates (1)	1,802,428	19.6%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates (2)	1,313,180	14.3%
All of our officers and directors as a group. (3)	12,815	0.14%

(1)	Based on information received from the shareholders on the last general meeting held on July 25, 2017.

(2)	Based on information received from the shareholders on the last general meeting held on July 25, 2017.

(3)	Taking into account options that are vested.

York Capital Management Global Advisers LLC and Davidson Kempner Capital Management LLC, together with their respective affiliates, are holders of the Notes and PC Notes. For further detail, see note 18D to our annual consolidated financial statements incorporated herein by reference.

B.	RELATED PARTY TRANSACTIONS

InSightec Amendment to Series D Investment Agreement

In June 2014, InSightec has entered into a Series D Preferred Share Purchase agreement with York Global Finance II S.à r.l. (an affiliate of York Capital Management which is a related party of the Company) (“York”) and other investors for an investment of up to USD 62.5 M in series D preferred shares of InSightec which than constitutes approx. 25% of InSightec’s issued and outstanding share capital on a fully diluted basis. By the end of May 2015 the entire amount was invested.(“Series D Preferred Share Purchase Agreement “).On December 31, 2015, InSightec and some of its existing and new shareholders signed and executed an amendment to the Series D Preferred Share Purchase Agreement, as amended from time to time (the “Amendment to the Share Purchase Agreement”), under which Insightec completed an investment of $22 million in consideration for approximately 7.3% of InSightec’s outstanding share capital, on a fully diluted basis. The terms and conditions of the investment are the same as in the original Series D Preferred Share Purchase Agreement, based on the same pre-money valuation and subject to certain adjustments. For more information see “Item 4A – History and Development of the Company – Recent Events – InSightec Series D Share Purchase Agreement”.

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

Guarantee Agreement with PC

On October 27, 2006, PC agreed, with effect from January 1, 2006, to pay a commission to us in respect of any and all outstanding corporate and first demand guarantees which have been issued by us in favor of PC and which remain valid and outstanding (“EI Guarantees”). The amount of the commissions to be paid will be agreed upon between us and PC at the beginning of each fiscal year, and will apply to all EI Guarantees which remain outstanding during the course of that relevant fiscal year, subject to a cap of 0.5% of the amount or value of the relevant EI Guarantee, per annum. During 2016 no guarantees were provided by us to PC.

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

Legal Proceedings [update based on financial statements

For information regarding the legal proceeding we are involved in, see “Item 4.A History and Development of the Company – Recent Events” and note 13B to our annual consolidated financial statements.

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

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “EMITF” and on the TASE under the symbol “EMIT.” As stated in the Special Explanatory Note to this Annual Report, share and share price information have been adjusted to reflect the 1-for-20 reverse share split effected by us on August 21, 2014.

Information regarding the price history of the stock listed

The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2016	4.01	2.00	4.18	1.88
2015	2.14	0.65	2.09	0.64
2014	26.4	1.25	26.48	1.21
2013	70	13.8	68.2	14.6
2012	66.4	36	64.6	34.8

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)
2017
Q1	3.63	3.23	3.60	3.21
Q2	3.54	2.83	3.44	2.75
Q3	3.20	2.77	3.12	2.75
Q4 (through 7, 2017)	2.80	2.45	2.747	2.373

2016
Q1	3.00	2.00	2.76	1.88
Q2	2.85	2.33	2.65	2.28
Q3	4.01	2.31	4.18	2.28
Q4	3.96	3.39	3.83	3.37

2015
Q1	2.14	1.29	2.09	1.30
Q2	1.90	1.24	1.86	1.21
Q3	1.40	1.18	1.36	1.15
Q4	1.36	0.65	1.31	0.64

The monthly high and low sale prices for our ordinary shares during the past six months were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)
November 2017 (through 7)	2.480	2.450	2.437	2.373
October 2017	2.80	2.47	2.75	2.43
September 2017	2.94	2.78	2.84	2.75
August 2017	2.97	2.82	2.94	2.75
July 2017	3.20	2.86	3.12	2.82
June 2017	3.42	2.83	3.18	2.75
May 2017	3.50	3.11	3.40	3.10
April 2017	3.54	3.37	3.44	3.32

The closing prices of our ordinary shares listed on the TASE for each of the periods referred to in the tables above were originally denominated in NIS and were converted to U.S. dollars using the representative exchange rate between the U.S. dollar and the NIS published by the Bank of Israel for each applicable day in the presented period.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Since our initial public offering in November 1996, our ordinary shares have been listed on the NASDAQ Global Select Market (then known as the NASDAQ National Market) under the symbol “EMITF” and on the TASE under the symbol “EMIT.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION [amir]

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

Approval of Certain Transactions

The Companies Law imposes approval requirements for the compensation of office holders. Every Israeli public company is required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders. The shareholder approval requires a special majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the following paragraph regarding transactions with a controlling shareholder). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (part of them, by a special majority noted above). The compensation terms of other officers require the approval of the compensation committee and the board of directors. In addition, under the Companies Law and our Amended and Restated Articles of Association, transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our audit committee, board of directors or authorized non-interested signatories, and if such transaction is considered an extraordinary transaction (as defined below) or involves the engagement terms of officers, the transaction must be approved by the audit committee and board of directors. Our Compensation Committee and Board adopted a compensation policy, which our shareholders subsequently approved at the annual general meeting of our shareholders held on August 14, 2014, and amended compensation policy at the extraordinary general meeting of our shareholders held on March 31, 2016 and at the annual general meeting of our shareholders held on October 13, 2016.

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

Duties of a Shareholder

Under the Companies Law, a shareholder, in exercising his rights and fulfilling his obligations to the company and the other shareholders, must act in good faith and in a customary manner and refrain from improperly exploiting his power in the company, including when voting at general meetings of shareholders on: (a) any amendment to the articles of association; (b) an increase of the company’s authorized share capital; (c) a merger; or (d) the approval of related party transactions. In addition, a shareholder must refrain from prejudicing the rights of other shareholders. Furthermore, any controlling shareholder and any shareholder who knows that he possesses power to determine the outcome of the shareholders’ vote at a general meeting, is subject to a duty to act in fairness towards the company. The Companies Law does not detail the substance of this duty.

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

Insurance, Indemnification and Exemption

General - our Amended and Restated Articles of Association set forth the following provisions regarding the grant of exemption, insurance and indemnification to any of our directors or officers, all subject to the provisions of the Companies Law. In accordance with such provisions and pursuant to the requisite approvals of our compensation committee, board of directors and shareholders, we have obtained liability insurance covering our directors and officers, have granted indemnification undertakings to our directors and officers and have agreed to exempt our directors and officers (other than our Executive Chairman) from liability for breach of the duty of care. PC, InSightec and Gamida have also granted indemnification undertakings to their respective directors and officers.

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

(iv)	Reasonable litigation expenses, including attorney fees, incurred by the director or officer as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the director or officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the “Securities Law”) and expenses that the director or officer incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; or

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

(iii)	Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in the Companies Law or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the director or officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the director or officer incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

Rights Attached to Shares

Our registered share capital consists of a single class of 11,666,667 ordinary shares, of no par value, of which 9,190,808 ordinary shares were issued and outstanding as of October 25, 2017.

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

Voting Rights

Holders of ordinary shares have one vote for each ordinary share held by them on all matters submitted to a vote of the shareholders. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 33.33% of the issued voting share capital. In the event that a quorum is not present within half an hour of the scheduled time, the meeting shall be adjourned to the same day of the following week, at the same time and place, or to such other day, time and place as the board of directors shall determine by notice to the shareholders. If at such adjourned meeting a quorum is not present within half an hour of the scheduled time, the two members present in person or by proxy will constitute a quorum.

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

Sale of Belgian Hotels

For discussion about the sale of our hotels in Antwerp Belgium –See “Sources of Cash from Major Transactions and Events – 2015”

Refinance of Radisson Complex

For a discussion of the refinancing agreement of the Radisson complex see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Refinance of Hotel in Bucharest”

Sale of plot in Bangalore, India

For a discussion of sale agreement of our plot in Bangalore (including amendment thereto) see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to Sell a Plot in Bangalore, India”

Acquisition of a loan to control the Liberec Plaza

For a discussion regarding our acquisition of Liberec Plaza, see “Item 5. Operating and financial review and prospects - 2015”.

Debt repayment agreement and Sale of Zgorzelec Plaza commercial Center

For a discussion regarding debt repayment agreement and the sale of Zgorzelec commercial center see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Debt repayment agreement and Sale of Zgorzelec Plaza Shopping Commercial Center”.

Acquiring bank loan for PC’s plot in Brasov, Romania

For a discussion regarding aquring bank loan in Brasov, Romania see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – – Acquiring bank loan for PC’s plot in Brasov, Romania”.

The Debt Restructuring

For a discussion of the Debt Restructuring, see above Item 4.A, under “Our Debt Restructuring”.

The Refinancing Agreement

For a discussion of the Refinancing Agreement entered with Bank Hapoalim see “Item 5. Operating and Financial Review and Prospects – Overview - 2014”.

The PC Debt Restructuring

For a discussion of the Amended PC Plan, see above Item 4.A, under “PC Debt Restructuring”.

Medical

For information regarding the investment in InSightec by York Global Finance II S.à r.l., see “Item 5. Operating and Financial Review and Prospects – Overview - 2015)

For information regarding investment in InSightec by some of its existing shareholders, see “Item 4A – History and Development of the Company – Recent Events – InSightec Series D Share Purchase Agreement”.

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

As of January 1, 2012, capital gains derived by Israeli individuals from the sale of shares purchased on or after January 1, 2003, will be taxed at the rate of 25%. However, if the individual shareholder is a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or jointly with others, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period, such gains will be taxed at the rate of 30%. In addition, capital gains derived by an individual claiming a deduction of financing expenses in respect of such gains will be taxed at the rate of 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate (26.5% for the 2015 tax year, 25% for the 2016 tax year, 24% for the tax year 2017 and 23% for the 2018 tax year and thereafter) on capital gains derived from the sale of shares.

The tax basis of our shares acquired prior to January 1, 2003, will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the Israeli tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Capital gains derived from the sale of our shares by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of our shares on the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gains are attributed, and (iii) if the seller is a corporation, (a) 25% or less of its means of control or (b) less than 25% of the beneficial rights to the revenues or profits of such corporation, whether directly or indirectly, are held by Israeli resident shareholders. In addition, the sale of our shares by a non-Israeli shareholder may be exempt from Israeli capital gain tax under an applicable tax treaty.

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

Taxation of Dividends Distribution

A distribution of dividends to an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel. As of January 1, 2014, any distribution of dividends from income attributed to a Preferred Enterprise under the Law for the Encouragement of Capital Investments, 1959 (“Investment Law”) is generally subject to a tax at a rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed. As of January 1, 2014, dividends distributed from income attributed to an Approved Enterprise and/or a Benefited Enterprise under the Investment Law, are subject to a tax rate of 20%. Notwithstanding the above, a reduced 15% tax rate will be applicable if the dividend was distributed out of income of: (i) Approved Enterprise activated prior to 2014; or (ii) Benefited Enterprise with a “Year of Election” prior to 2014.

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or company) is generally subject to Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a Significant Shareholder), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.- Israel Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying company, and not more than 25% of the gross income of the Israeli resident paying company for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income generated by an “Approved Enterprise”, which was entitled to a reduced tax rate under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S. - Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% for the tax year 2016 and at a rate of 3% for the tax year 2017 and thereafter on annual income exceeding a certain threshold (approximately NIS 811,000 for 2016 and NIS 640,000 for 2017, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to income derived from, dividends, interest and capital gains.

U.S. Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

●	an individual citizen or resident of the United States for U.S. federal income tax purposes;

●	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof or the District of Columbia;

●	an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”) and considers only U.S. holders that will own the ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar; real estate investments trusts, regulated investment companies, insurance companies, tax-exempt organizations, qualified retirement plan or individual retirement account; financial institutions, grantor trusts, S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate, or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.

If an entity treated as a partnership or other pass-through entity for U.S. Federal income tax purposes holds our ordinary shares, the tax treatment of the entity and an equity owner in such entity will generally depend on the status of the equity owner and the activities of the entity. Such an equity owner or entity should consult its tax advisor as to its consequences.

Each holder of our ordinary shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld from such distribution. Dividends that are received by U.S. holders that are individuals, estates or trusts may be taxed at the rate applicable to long-term capital gains (current maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Select Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year and in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are a Passive Foreign Income Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates.

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

Dividends paid by us in NIS will be generally included in the income of U.S. holders at the U.S. dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares (other than in certain nonrecognition transactions), a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held our ordinary shares for more than one year at the time of the disposition. Under current law, long-term capital gains are subject to a maximum rate of 20%. Capital gain from the sale, exchange or other disposition of our ordinary shares held for one year or less is short-term capital gain and taxed at ordinary income tax rates. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon the disposition of our ordinary shares and converts the foreign currency into U.S. dollars after the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

Tax Consequences if we are a Passive Foreign Investment Company

We will be PFIC if either (1) 75% or more of our gross income in a taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed.

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

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Select Market). If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year that we are a PFIC, and the U.S. holder recognizes as ordinary income or loss the amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election. Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Any loss on the sale of our ordinary shares in excess of net mark-to-market gain previously included is generally treated as a capital loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

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

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year, as well as amounts allocated to taxable years prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to other taxable years would be taxed at the highest tax rate for each such prior taxable year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such taxable year calculated as if such liability had been due with respect to each such taxable year. A U.S. holder who inherits shares in a non-U.S. corporation that was a PFIC in the hands of the decedent generally is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such U.S. holder would generally have a tax basis equal to the lesser of the decedent’s basis or the fair market value of the ordinary shares on the date of the decedent’s death.

We believe that we were not a PFIC in 2016. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2017 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime. If we are a PFIC, U.S. holders will generally be required to file an annual report with the IRS.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. Holders

Subject to the discussion below under “Information Reporting and Backup Withholding,” a non-U.S. holder of our ordinary shares generally will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes (i) the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment, or in the case of an individual, the item is attributable to a fixed place of business in the United States, or (ii) the non-U.S. holder is an individual who holds the ordinary shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding

U.S. holders (other than certain exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid on our ordinary shares in the United States or by a U.S. payor or U.S. middleman or the gross proceeds from disposing of our ordinary shares. U.S. holders generally are also subject to backup withholding (currently 28%) on dividends paid in the United States or by a U.S. payor or U.S. middleman on our ordinary shares and on the gross proceeds from disposing of our ordinary shares, unless the U.S. holder provides an IRS Form W-9 or otherwise establishes that such holder is exempt from backup withholding.

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

As of December 31, 2016, we had exposure to the following risks that are related to financial instruments:

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

The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2016, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(In NIS thousands)
Financial assets
Cash and deposits	NIS	EURO	+10%	501
Cash and deposits	NIS	USD	+10%	181
Cash and deposits	Euro	PLN	+10%	947
Cash and deposits	Euro	USD	+10%	135
Cash and deposits	Euro	USD	+10%	260
Total				2,024
Financial Liabilities
Loans at amortized cost	NIS	Euro	+10%	(5,908)
Loans at amortized cost	Euro	PLN	+10%	(4,271)
Notes at amortized cost	Euro	NIS	+10%	(67,859)
Loans at amortized cost	RON	Euro	+10%	(36,992)
Total				(115,030)

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

Interest rate risk

Fair value risk

A significant portion of our long term loans and notes bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and notes are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income.

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

The following table presents the effect of an increase of 1% in the LIBOR rate with respect to financial assets and liabilities as of December 31, 2016, which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands
Loans linked to the Euro (*)	(3,918)
Notes linked to the PLN	(427)
(4,345)

* Not include loan in the amount of NIS 370 million that starting from July 2017, will be hedge by fix interest rate.

The following table presents our long-term financial liabilities classified according to their interest rate and their contractual maturity date: (*)

Functional	Linkage	Interest	Average Interest	Repayment Years
Currency	Currency	Rate %	Rate %	1	2	3	4	5	Total

€	PLN	6M WIBOR+6	7.8	14.0	29.0	-	-	-	43.0

€	€	Euribor + 1.65-5	3	194.8	5.7	94.5	37.7	-	332.7

€	NIS (linked to CPI)	6-6.9	6-6.9	174.0 (1)	116.3	361.1	59.7	-	711.1

NIS	€	Libor+4.65	4.5	59.1	-	-	-	-	59.1

NIS	NIS (linked to CPI)	6	6	-	296.2	260.0	-	-	556.2

RON	€	Euribor + 3.75	3.83	15.7	16.7	18.1	322.5	-	373.0

				457.6	463.9	733.7	419.9	-	2,075.1

(*) Regarding PC Notes - the repayment take into account the minimum contractual payments on the PC Notes to achieve the Deferral see note 11 E.

Israeli consumer price index risk

A significant part of our borrowings consists of notes raised by us on the TASE and which are linked to the increase in the Israeli consumer price index above the base index at the date of the Notes issuance. An increase of 2% in the Israeli consumer price index will cause an increase in our finance expenses for the year ended December 31, 2016 (before tax) in the amount of NIS 23 million (approximately $6 million).

Fair value of financial instruments

Our financial instruments primarily include cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short- term banks credit, other current liabilities and long-term monetary liabilities.

The fair value of traded financial instruments (such as marketable securities and notes) is generally calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in our assessment, reflects the level of risk that is incorporated in the financial instrument. We relies, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the consolidated financial statements. Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by us, mainly with respect to financial instruments at fixed interest rate. Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by us may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

Following are the principal methods and assumptions which served to compute the estimated fair value of the financial instruments:

a)	Financial instruments included in current and non-current assets and current liabilities - (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinued operations, loans and deposits which bear variable interest rate, short-term credit, suppliers, other current liabilities and liabilities related to discontinued operations) due to their nature, their fair values approximate to those presented in the balance sheet.

b)	Financial instruments included in long-term liabilities - the fair value of the traded liabilities (notes) is determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

The following table presents the book value and fair value of our financial assets (liabilities), which are presented in our consolidated financial statements at other than their fair value:

	As of December 31, 2016
	Book Value	Fair Value
Long- term loans at fixed interest rate	(369,923)	(369,923)
Notes	(1,219,929)	(1,071,436)
	(1,589,852)	(1,441,359)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

PC Debt Restructuring

On November 18, 2013 our subsidiary PC announced that it had filed for reorganization proceedings and submitted a restructuring plan to the Dutch Court proposed to its creditors, which was further amended. For more information, see “Item 4A – History and Development of the Company – Recent Events – PC Debt Restructuring”.

Our Debt Restructuring

During 2013, our Board resolved to suspend all payments to its unsecured creditors and to negotiate with its unsecured creditors on a restructuring plan for the unsecured financial debts. On October 17, 2013 our unsecured financial creditors approved a Plan of Arrangement and on January 1, 2014, the Israeli District Court approved the Arrangement. For more information, see “Item 4A – History and Development of the Company – Recent Events – Our Debt Restructuring”.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2016.

There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on this evaluation, our principal executive officer and chief financial officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013). Based on the above, our management has assessed and concluded that, as of December 31, 2016, our internal control over financial reporting is not effective.

As described in note 1E to the 2016 financial statements, the Company has identified an error in the manner of application of the appraisal with respect to the Casa Radio project (“Property”) prepared for the consolidated financial statements of 2015 (“Appraisal”). As of December 31, 2015, the Property was recorded at a value of Euro 108.6 million as a non-current asset in the 2015 consolidated balance sheet. In addition, a provision for the construction costs of the Public Authority Buildings (“PAB”) was recorded in amount of Euro 14.9 million as a non-current liability in the 2015 consolidated balance sheet, resulting in a net amount of Euro 93.7 million. The error is due to a duplication of the provision for the costs of the PAB which was recorded separately as a liability in the consolidated financial statements and was also included as construction costs in the Appraisal (“Error”).

The Company’s management and Board of Directors was of the opinion that any increase in the value of the Property due to the above mentioned Error by Euro 14.9 million would not reflect the appropriate value of the Property as of December 31, 2015, and therefore decided to engage a different valuator in order to examine the underlying assumptions in the Appraisal and hence to obtain a new appraisal of the Property as of December 31, 2015.

The Company requested the valuator, which provided the appraisal of the Property for the 2016 consolidated financial statements, to provide a new appraisal (“New Appraisal”) with respect to the Property retrospectively as of December 31, 2015. According to the New Appraisal, the fair value of the Property as of December 31, 2015 was Euro 92.1 million, which by adding the provision for the cost of the PAB amounting to Euro 12.7 million resulted in a gross value of the asset of Euro 104.8 million. The Company’s Board of Directors and management have reviewed and approved the New Appraisal. The following table presents the two errors (in gross value of the asset and the provision of the PAB), as follows

	As previously reported (Millions) EUR	Differences (Millions) EUR	New appraisal (Millions) EUR
Non -Current assets
Casa Radio (Inventory)	108.6	(3.8)	104.8
Non-current liabilities	-	-	-
Provision for PAB	(14.9)	2.2	(12.7)
Net impact	93.7	(1.6)	92.1

The Company’s Board and management concluded that each of the Euro 3.8 million and Euro 2.2 million errors, as well as the net effect of the errors in the amount of Euro 1.6 million, are immaterial, and therefore such errors have been corrected in the 2016 financial statements.

The Company’s management has identified the following processes in the preparation of the 2015 financial statement that led to the aforementioned errors:

●	Miscommunication between PC’s economic department, which was responsible for the preparation of the valuation report, and PC’s accounting department, which was responsible for the preparation of the financial statements.

●	In addition the assumptions included in the valuation report performed by the external valuator were not carefully challenged by onsite management of PC in order to ensure that such assumptions were reasonable; rather, PC management at its headquarters reviewed the assumptions in the valuation report, but did not have all relevant information in order to properly assess such assumption.

In order to address these weaknesses, the Company intends to work with PC to adopt the following new procedures:

●	In 2016, the person responsible for the valuation process is part of the accounting department in PC; furthermore, he is responsible for ensuring that data included in the valuation report is properly reflected in the Company’s financial statements.

●	Each significant valuation report obtained by PC will be reviewed not only by PC’s accounting department but also by the relevant personnel in the specific country in which the project is located and who is familiar with the project and the macroeconomic aspects of the project. These personnel will report their finding and comments to the accounting department, and the final valuation report will be approved by both the accounting department and personnel in the relevant specific country.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding effectiveness of our internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report as we are a non-accelerated filer.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting other than the recommendations of the special committees as described below:

Potential violation of the requirements of the FCPA in Casa Radio Project in Romania

In March 2016 PC announced that its board became aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania that may indicate potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA.

In order to address this matter, PC’s Board appointed the chairman of its Audit Committee to investigate the matters internally. PC’s Board also appointed independent law firms to perform an independent review of the issues raised. PC has approached and is co-operating fully with relevant Romanian authorities regarding the matters that have come to its attention in this respect, and it has submitted its findings to the Romanian authorities.

Following PC’s report to us, our audit committee decided to appoint a special committee to examine the matters raised in PC’s announcement, including any internal control and reporting issues. The special committee has concluded its examination of these matters and submitted its recommendations to the Company’s Board. The main recommendations are as follows:

●	Amending the Company’s internal control policies and procedures to strengthen control over its subsidiaries and develop mechanisms to ensure adequate internal control policies and procedures are followed by subsidiaries.

●	Appointing Compliance Officer whose responsibilities shall include, among others, development and regular monitoring of the Company’s and its subsidiaries’ internal control policies and procedures, including as they relate to FCPA and other relevant anti-bribery statutes.

●	Assigning the Company’s officer to be responsible for implementation of internal control policies and procedures and for making sure relevant employees are aware of such policies and procedures.

The Company’s Board fully adopted the special committee’s recommendations, and is working to implement them.

The Company informed and is fully cooperating with the relevant governmental agencies in this matter.

Potential violation of the requirements of the FCPA in Agency and commission agreement from 2011

In addition, in April 2017 our Board of Directors and PC’s Board of Directors became aware of certain issues with respect to an agency and commission agreement from 2011 regarding the sale in 2012 of property in the U.S. jointly owned by PC and the Company. The agreement was between the Company, PC and another party, the beneficial owners of which had not been identified.

The characteristics of the contract could raise red flags that this contract may be a potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA. In order to address this matter, our Board has appointed a joint committee with PC to investigate and examine the issues raised, including any internal control and reporting issues.

The joint committee has concluded its examination of these matters and submitted its recommendations to the Company’s Board. The main recommendations are as follows:

●	Enhance the Company’s supervision over its subsidiaries by holding regular meetings among all of the group’s compliance officers and requiring that compliance reports be regularly shared with the Company’s compliance officer.

●	Verify that the Company’s policies and procedures are fully implemented in all of its subsidiaries.

●	Amend PC Global Compliance Policy to ensure adequate internal controls.

●	Improve the Company’s and PC corporate governance and related party transaction procedures and questionnaires to better conform to the requirements of auditing standard IAS 24 Related Party Disclosures issued by the International Accounting Standards Board.

●	Require each of the third parties to the Third Parties Agreements to sign that they are in compliance with the anti-bribery provisions of PC’s compliance policy.

The Company’s Board fully adopted the joint committee’s recommendations, and, among other steps, is working to implement specific changes to its internal control policies and procedures.

The Company informed and is fully cooperating with the relevant governmental agency in this matter.

None of the adjustments are expected to have a materially affect our internal control over financial reporting or financial statements.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by Deloitte and by EY for professional services for each of the last two fiscal years were as follows:

Services Rendered	EY 2016 Fees[1]	Deloitte 2016 Fees	Deloitte 2015 Fees
Audit (a)	$858,489	$462,456	$382,484
Audit-related (b)	-	-	$2,574
Tax (c)	$57,354	$43,332	$14,804
All other fees (d)	-	$7,946	-
Total	$915,843	$513,734	$399,862

(a)        Audit Fees

“Audit Fees” are the aggregate fees billed for the audit of our annual consolidated financial statements; audit in accordance with section 404 of the Sarbanes-Oxley Act of 2002, statutory audits and services that are normally provided in connection with statutory and regulatory filings or engagements.

(b)        Audit-Related Fees

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under Audit Fees.

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

(e)       Pre-Approval Policies and Procedures

Our audit committee oversees the appointment, compensation, and oversight of the registered public accounting firm engaged to prepare and issue an audit report on our consolidated financial statements. The audit committee’s specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by our registered public accounting firm and quarterly review of its non-audit services and related fees. These services may include audit services, audit-related services, permitted tax services and other services, as described above. The audit committee approves in advance the particular services or categories of services to be provided to us during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional services may be pre-approved by the audit committee on an individual basis throughout the year.

None of the Audit-Related Fees, Tax Fees or Other Fees paid by us for services provided by Deloitte were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by Section 10A of the Exchange Act.

1 For further information see Item 16F

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Purchases of equity securities by the Company

No purchases of any of our equity securities (either pursuant to or not pursuant to any publicly announced plans or programs) were made by or on behalf of us during 2016.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 28, 2017, following approval by the audit committee and board of directors of Elbit Imaging Ltd. (the “Company”), the Company and Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu (the “Former Auditor”), reached an understanding to end the engagement and dismiss the Former Auditor as the independent accountants of the Company effective immediately (the “Understanding”).

This Understanding resulted from the notification by the Company’s Former Auditor that it was unable to provide an unqualified audit opinion regarding the Company’s financial statements for 2016 as a result of matters underlying the disclaimer made by KPMG Hungaria Kft., the former auditor of Plaza Centers N.V. (“Plaza”) (LSE: PLAZ), an indirect subsidiary (45%) of the Company, in its report relating to Plaza’s annual financial statements for 2016, which report expresses no opinion with regard to Plaza’s financial statements.

As a result of the foregoing, the Company was unable to file its Annual Report on Form 20-F for the year 2016 by the required deadline. On May 15, 2017, the Company received a non-compliance notice from NASDAQ requiring the Company to submit a plan to Nasdaq within 60 days, and indicating that if Nasdaq accepts the plan submitted by the Company, it can grant an exception of up to 180 calendar days from the due date of the Form 20-F, or until November 13, 2017, to regain compliance.

The Company concluded that in order to timely file its Form 20-F and comply with NASDAQ requirements, there should be one independent accountant for the Company and its subsidiaries (the “Group”). The Company approached two potential independent accountant firms to serve in such capacity. In addition, both of the independent accountant firms approached stated they would not accept the role of independent accounting firm of Plaza without also acting as the independent accounting firm of the Company due to the difficulty of meeting their own internal auditing requirements while also meeting the auditing requirements of another accounting firm, all within the timetable required to enable the Company to comply with its NASDAQ requirements.

The Group chose KOST FORER GABBAY & KASIERER (A Member of EY Global) (the “New Auditor”) as auditor for the Group after taking into account their experience, ability to enable the Company to file its Form 20-F in a timely manner to meet its NASDAQ requirements, fees and other terms of engagement.

On June 28, 2017, following approval by the audit committee and board of directors of the Company, the Company approved the engagement with the New Auditor as the Company’s new independent Auditor, subject to shareholders’ approval (which was obtained on July 25, 2017). The New Auditor has also been retained by Plaza to serve as the independent accountants of Plaza.

During the two fiscal years ended December 31, 2015 and December 31, 2014, the Former Auditor has not issued any report on the financial statements that contained an adverse opinion or disclaimer of opinion, nor were the reports of the Former Auditor qualified or modified in any manner.

During the two fiscal years ended December 31, 2015 and December 31, 2014 and the subsequent interim period preceding the date of this Report, there was no disagreement with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, or any reportable event as described in Item 16F(a)(1)(iv) of Form 20-F.

During the two fiscal years ended December 31, 2015 and December 31, 2014 and the subsequent interim period preceding the date of this Report, we did not consult with the New Auditor for any matters regarding either:

●	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company; or

●	any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item or a “reportable event” as described in Item 16F (a)(1)(v) of Form 20-F.

The Company has provided the Former Auditor with a copy of the disclosures given above and has requested the Former Auditor to furnish the Company with a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to Item 16F (a), and if not, stating the respects in which it does not agree. A copy of the letter dated November 9, 2017 from the Former Auditor addressed to the Commission, is filed as an exhibit to this Annual Report on Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for adjourned shareholder meetings, as described in “Item 10.B. Memorandum and Articles of Association - Voting Rights”; (ii) executive sessions of independent directors, which are not required under the Companies Law; (iii) that director nominees either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors, and (iv) shareholder approval with respect to issuance of securities under equity based compensation plans. NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require compensation committee and shareholder approval.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements for the period ending December 31, 2016 are found at the end of this Annual Report, beginning on page F-1.

PART III

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 filed on March 13, 2014).
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 filed on March 13, 2014).
2.1	Form of ordinary share certificate (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 filed on March 13, 2014).
4.1	English translation of the Plan of Arrangement as approved by the Tel-Aviv Jaffa District Court on January 1, 2014 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed on April 30, 2014).
4.2	English translation of the Company’s compensation policy for officers and directors, adopted on August 14, 2014, as amended on March 31, 2016 and on October 13, 2016 (incorporated by reference to our Report on Form 6-K filed on September 6, 2016).
4.3	Restructuring Plan of Plaza Centers N.V as approved by the District Court of Amsterdam in the Netherlands on July 10, 2014 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed on April 30, 2015).
4.4	Terms of Consultancy Agreement with our director Boaz Lifschitz (incorporated by reference to Exhibit 99.2 of our Report on Form 6-K filed on July 11, 2014).
4.5	Series D Preferred Share Purchase Agreement, dated as of June 26, 2014, among certain purchasers and InSightec, as amended on September 7, 2014, December 15, 2014, June 10, 2015 and on December 30, 2015 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F dated April 30, 2015).
4.6	Fourth Supplement and Amendment dated June 10, 2015 to the Series D Preferred Share Purchase Agreement among certain purchasers and InSightec dated June 26, 2014 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F dated April 21, 2016).
4.7	Fifth Supplement and Amendment dated December 30, 2015 to the Series D Preferred Share Purchase Agreement among certain purchasers and InSightec dated June 26, 2014 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F dated April 21, 2016)
4.8	Share Purchase Agreement, dated May 7, 2015, Astrid Hotel Holdings B.V and Astrid JV S.A.R.L (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F dated April 21, 2016).
4.9*	Fifth Amendment Agreement to Facilities Agreement, dated March 10, 2016, between Raiffeisen Bank International Ag, Raiffeisen Bank S.A., and Bucuresti Turism S.A, and the Company and Term Facility Agreement, dated March 10, 2016 between Raiffeisen Bank International Ag, Raiffeisen Bank S.A., and Bucuresti Turism S.A, and the Company (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F dated April 21, 2016).
4.10	Securities Purchase Agreement and Supplemental Agreement, dated December 2, 2015, as was amended on June 16, 2017, between AAYAS Trade Services Private Limited, Elbit Plaza India Real Estate Holdings Limited, Koyenco Limited, Minerva Infratech Private Limited, and Mantri Developers Private Limited.
4.11	Consensual Terms of Loan Transfer, dated September 29, 2015 between MKB Bank Zrt. and Plaza Centers Enterprises B.V with respect to Liberec Plaza commercial center (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F dated April 21, 2016).
4.12	Bank loan acquired by PC, dated December 6, 2016 which is held against PC’s plot in Brasov, Romania.
4.13	Debt Repayment Agreement in relation to Zgorzelec Plaza commercial in Poland, dated June 28, 2016.
4.14	Receivable Transfer Contract regarding the Acquisition of a loan to control the Liberec Plaza commercial center, dated March 31,2016.
8.1	List of subsidiaries
12.1	Certification of the principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Annual Condensed Financial Statements of the Company (stand-alone) as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.
15.2	Letter addressed to SEC pursuant to item 16F
15.3	Table of advisors relied upon in the consolidated financial statements as of December 31, 2016 for the years ended December 31, 2016, 2015 and 2014.
15.4	Consent of Colliers international
15.5	Consent of Financial Immunities Dealing Room Ltd.
15.6	Consent of Cushman & Wakefield
15.7	Consent of Jones Lang LaSalle Services SRL
15.8	Consent of Financial Immunities Dealing Room Ltd.
15.9	Consent of De Kalo Ben Yehuda & Co Ltd.
15.10	Consent of Greenberg Olpiner & Co.
15.11	Consent of BDO Ziv Haft Consulting and Management Ltd.
15.12	Consent of Variance Economic Consulting Ltd.
15.13	Consent of Financial Immunities Dealing Room Ltd.
15.14	Consent of BRIGHTMAN ALMAGOR ZOHAR & CO for the Company’s consolidated financial statements.
15.15	Consent of BRIGHTMAN ALMAGOR ZOHAR & CO for InSightec’s consolidated financial statements.
15.16	Consent of KOST FORER GABBAY & KASIERE for the Company’s consolidated financial statements.

*       Confidential treatment granted with respect to certain portions of this Exhibit.

ELBIT IMAGING LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

F-1

ELBIT IMAGING LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Imaging LTD.

We have audited the accompanying consolidated statements of financial position of Elbit Imaging Ltd. (the “Company”) and subsidiaries as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain company accounted for at equity, the investment in which amounted to NIS 5,300 thousand as of December 31, 2016, and the Company’s share of its losses amounted to NIS 49,670 thousand for the years ended December 31, 2016. The financial statements of this company were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this company is based on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our above opinion, we draw attention to the following matters discussed in:

1.	Note 1(C) to the consolidated financial statements, which describes the Company’s financial position and the resources until November 2019 that are expected to serve the repayment of Company’s liabilities. The Company’s management and board of directors are of the opinion, based on its plan and the assumptions described, that the Company be able to serve its indebtedness in the foreseeable future.

2.	Note 7(B) to the consolidated financial statements, which describes factors raise significant doubts about the ability of Company’s subsidiary to continue as a going concern. Subsidiary’s management plans with regard to these matters are discussed in Note 7(B). The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company’s subsidiary were unable to continue as a going concern.

3.	Note 1(E) to the consolidated financial statements regarding the error identified with respect to the Casa Radio project in the 2015 consolidated financial statements and its implication on the disclosure in the notes to the consolidated financial statement.

4.	Note 4 (C) (1) (c) which disclose potential irregularities regarding to Casa Radio project in Romania and their potential implications.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 9, 2017	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Elbit Imaging Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elbit Imaging Ltd. and its subsidiaries as of December 31, 2015, and the consolidated results of their operations, and their cash flows for each of the two years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our opinion, we draw attention to:

1.	Note 1D to the consolidated financial statements, which describes the company’s financial position as of December 31, 2015, the Company had prepared a projected cash flow based on its plans for the repayment of the liabilities. Based on the projected cash flow and the related assumptions, the Company’s board of directors was of the opinion that as of December 31, 2015 the Company could execute its plans and that it would be able to serve its indebtedness in the foreseeable future.

2.	Notes 7 (b) (2) in the consolidated financial statements which disclose, among other matters, important information regarding the significant subsidiary cash flow projections for 18 months from the end of December 31, 2015.

3.	Note 4 (c) (1) (c) and note 13 (c) (12) in the consolidated financial statements which disclose, among other things, potential irregularities concerning the Casaradio Project in Romania and their potential consequences, including Foreign Corrupt Practice Act potential implications as of December 31, 2015.

4.	As discussed in Note 13, claims have been filed against Group companies as of December 31, 2015, one of which was certified as a class action.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel

March 31, 2016

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT FINANCIAL POSITION

		December 31
		2 0 1 6	2 0 1 5	2 0 1 6
				Convenience
				Translation
				(note 2D)
	Note	(in thousand NIS)		USD ’000
Current Assets
Cash and cash equivalents		89,688	157,851	23,326
Short-term deposits and investments	(3A)	39,527	30,075	10,280
Trade accounts receivables	(3B)	34,168	13,638	8,886
Other receivables	(3C)	13,344	13,909	3,471
Inventories		1,865	2,071	485
		178,592	217,544	46,448

Non-Current Assets
Trading property	(4)	1,310,549	1,467,760	340,845
Deposits, loans and other long-term balances		23,484	21,899	6,107
Investments in associates and joint venture	(5,6)	26,949	292,183	7,009
Property, plant and equipment, net	(8)	721,635	704,166	187,681
		2,082,617	2,486,008	541,642

		2,261,209	2,703,552	588,090

Current Liabilities
Short-term credits	(9)	1,128,768	726,763	293,568
Suppliers and service providers		34,160	15,708	8,884
Payables and other credit balances	(10)	46,699	63,780	12,145
		1,209,627	806,251	314,597
Non-Current Liabilities
Borrowings	(11)	852,870	1,443,920	221,813
Other liabilities	(4C1)	57,155	66,530	14,865
Deferred taxes	(12)	92,942	82,787	24,172
		1,002,967	1,593,237	260,850
Commitments, Contingencies, Liens and Collaterals	(13)

Shareholders’ Equity	(14)
Share capital and share premium		1,105,974	1,105,974	287,640
Reserves		(787,765)	(862,054)	(204,880)
Retained losses		(406,698)	(224,633)	(105,774)
Attributable to equity holders of the Company		(88,489)	19,287	(23,014)
Non-controlling interest		137,103	284,777	35,657
		48,614	304,064	12,643

		2,261,209	2,703,552	588,090

November 9, 2017
Date of approval of the financial statements	Yael Naftali Chief Financial Officer	Doron Moshe Chief Executive Officer	Ron Hadassi Chairman of the Board of Directors

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

		Year ended December 31
		2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
					Convenience translation (Note 2D)
	Note	(in thousand NIS)			USD ’000
		(Except for per-share data)
Revenues and gains

Revenues
Revenues from sale of commercial centers	(16A)	126,019	200,078	201,571	32,775
Revenues from Hotels operations and management	(16B)	135,839	147,886	197,007	35,328
Total revenues		261,858	347,964	398,578	68,103

Gains and other
Rental income from commercial centers	(16A)	66,417	83,849	113,661	17,274
Gain from sale of investees		-	6,712	11,301	-
Total gains		66,417	90,561	124,962	17,274

Total revenues and gains		328,275	438,525	523,540	85,377

Expenses and losses
Commercial centers	(16C)	159,806	290,360	291,864	41,562
Hotels operations and management	(16D)	115,367	126,849	173,918	30,004
General and administrative expenses	(16E)	10,257	16,678	39,785	2,668
Share in losses of associates, net	(6,7)	54,313	42,925	17,298	14,125
Financial expenses	(16F)	143,988	236,288	237,601	37,448
Financial income	(16G)	1,056	(2,154)	(6,317)	275
Change in fair value of financial instruments measured at fair value through profit and loss	(16H)	(2,707)	5,446	71,432	(704)
Financial gain from debt restructuring	(16I)	-	-	(1,616,628)	-
Write-down, charges and other expenses, net	(16J)	155,357	38,298	531,042	40,405
		637,437	754,690	(260,005)	165,783

Profit (loss) before income taxes		(309,162)	(316,165)	783,545	(80,406)

Income taxes expenses (tax benefits)	(12)	2,906	5,631	(2,287)	756

Profit (loss) from continuing operations		(312,068)	(321,796)	785,832	(81,162)

Profit (loss) from discontinued operations, net	(19)	-	6,874	(1,475)	-

Profit (loss) for the year		(312,068)	(314,922)	784,357	(81,162)

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

		Year ended December 31
		2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
					Convenience
					translation
					(Note 2D)
	Note	(in thousand NIS)			USD ’000
		(Except for per-share data)

Attributable to:
Equity holders of the Company		(194,830)	(186,150)	1,008,999	(50,671)
Non-controlling interest		(117,238)	(128,772)	(224,642)	(30,491)
		(312,068)	(314,922)	784,357	(81,162)

Profit (loss) from continuing operations
Equity holders of the Company		(194,830)	(193,024)	1,010,619	(50,671)
Non-controlling interest		(117,238)	(128,772)	(224,787)	(30,491)
		(312,068)	(321,796)	785,832	(81,162)

Profit (loss) from discontinued operation, net
Equity holders of the Company		-	6,874	(1,620)	-
Non-controlling interest		-	-	145	-
		-	6,874	(1,475)	-

Earnings (loss) per share - (in NIS)	(16k)
Basic earnings (loss) per share:
From continuing operation		(21.20)	(21.00)	127.64	(5.51)
From discontinued operations		-	0.75	(0.19)	-
		(21.20)	(20.25)	127.45	(5.51)
Diluted earnings (loss) per share:
From continuing operation		(21.20)	(21.00)	127.64	(5.51)
From discontinued operations		-	0.75	(0.19)	-
		(21.20)	(20.25)	127.45	(5.51)

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			USD ’000
	(Except for per-share data)

Profit (loss) for the year	(312,068)	(314,922)	784,357	(81,162)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(33,933)	(91,319)	24,262	(8,825)
Gain from cash flow hedge	1,670	2,081	702	434
Loss from available for sale investments net of reclassification reserve to profit and lost	-	-	(11,329)	-
Reclassification adjustments relating to foreign operations disposed of in the year	-	(32,454)	-	-
	(32,263)	(121,692)	13,635	(8,391)

Items not to be reclassified to profit or loss in subsequent periods (*):
Additions during the year	90,410	83,582	(79,393)	23,514
	90,410	83,582	(79,393)	23,514

Other comprehensive income (loss)	58,147	(38,110)	(65,758)	15,122

Comprehensive income (loss)	(253,921)	(353,032)	718,599	(66,039)

Attributable to:
Equity holders of the Company	(128,114)	(206,504)	958,878	(33,319)
Non-controlling interest	(125,807)	(146,528)	(240,279)	(32,720)
	(253,921)	(353,032)	718,599	(66,039)

(*)	All amounts are presented net of related tax.

ELBIT IMAGING LTD.

UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	(in thousand NIS)

Balance - January 1, 2014	38,069	871,288	(181,862)	202,283	48,812	(755,886)	(1,086,820)	(864,116)	(168,521)	(1,032,637)	624,007	(408,630)
Profit (loss) for the year	-	-	-	-	-	-	1,008,999	1,008,999	-	1,008,999	(224,642)	784,357
Other comprehensive income (loss)	-	-	(10,789)	(71,734)	-	21,710	10,692	(50,121)	-	(50,121)	(15,637)	(65,758)
Issuance of shares	-	314,220	-	-	-	-	-	314,220	-	314,220	-	314,220
Stock based compensation expenses	-	-	-	-	715	-	-	715	-	715	4,321	5,036
Treasury stock and old stock cancellation	(38,069)	(130,452)	-	-	-	-	-	(168,521)	168,521	-	-	-
Transaction with non-controlling interest	-	-	(47,431)	-	-	-	-	(47,431)	-	(47,431)	131,443	84,012
Expiration and exercise of option	-	-	38,234	-	-	-	-	38,234	-	38,234	(38,234)	-

Balance - December 31, 2014	-	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	-	231,979	481,258	713,237

(*)	Includes transactions with non-controlling interest reserve and hedging reserve.

ELBIT IMAGING LTD.

UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Share capital and premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	(in thousand NIS)

Balance - January 1, 2015	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	481,258	713,237
Loss for the year	-	-	-	-	-	(186,150)	(186,150)	(128,772)	(314,922)
Other comprehensive income (loss)	-	8,007	60,783	-	(109,649)	20,504	(20,355)	(17,756)	(38,111)
Stock based compensation expenses	-	-	-	845	-	-	845	(175)	670
Transaction with non-controlling interest	-	(148,066)	37,413	-	94,933	8,142	(7,578)	(50,565)	(58,143)
Expiration of options held by minority	-	-	-	546			546	787	1,333
Cancelation of treasury stock and old stock	50,918	-	-	(50,918)	-	-	-	-	-

Balance - December 31, 2015	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	284,777	304,064

(*)	Includes transactions with non-controlling interest reserve and hedging reserve.

ELBIT IMAGING LTD.

UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Share capital and premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	(in thousand NIS)

Balance - January 1, 2016	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	284,777	304,064
Loss for the year	-	-	-	-	-	(194,830)	(194,830)	(117,238)	(312,068)
Other comprehensive income (loss)	-	2,015	76,025	-	(24,089)	12,765	66,716	(8,569)	58,147
Stock based compensation expenses	-	-	-	27	-	-	27	149	176
Transaction with non-controlling interest	-	40,903	-	-	(27,369)	-	13,534	(15,239)	(1,705)
Cancelation of stock based compensation	-	6,777	-	-	-	-	6,777	(6,777)	-

Balance - December 31, 2016	1,105,974	(292,212)	304,770	27	(800,350)	(406,698)	(88,489)	137,103	48,614

(*)	Includes transactions with non-controlling interest reserve and hedging reserve.

ELBIT IMAGING LTD.

UNAUDITED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

	Share Capital and premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	(in thousand US$)

Balance - January 1, 2016	287,640	(88,923)	59,492	-	(194,770)	(58,423)	5,016	74,064	79,080
Loss for the year	-	-	-	-	-	(50,671)	(50,671)	(30,492)	(81,163)
Other comprehensive income (loss)	-	524	19,772	-	(6,265)	3,320	17,351	(2,228)	15,123
Stock based compensation expenses	-	-	-	7	-	-	7	39	46
Transaction with non-controlling interest	-	10,638	-	-	(7,118)	-	3,520	(3,963)	(443)
Cancelation of treasury stock and old stock	-	1,763	-	-	-	-	1,763	(1,763)	-

Balance - December 31, 2016	287,640	(75,998)	79,264	7	(208,153)	(105,774)	(23,014)	35,657	12,643

(*)	Includes transactions with non-controlling interest reserve and hedging reserve.

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			USD '000

CASH FLOWS FROM OPERATING ACTIVITIES

Profit (loss) for the year from continued operations	(312,068)	(321,796)	785,832	(81,162)

Adjustments to profit (loss):
Tax expenses(benefits) recognized in profit and loss	2,906	5,631	(2,287)	756
Finance expenses recognized in profit and loss, net	142,336	239,598	302,716	37,018
Financial gain from debt restructuring	-	-	(1,616,628)	-
Income tax paid in cash	(803)	(509)	(85)	(209)
Depreciation, amortization and other (including impairment)	196,141	123,145	582,745	51,012
Realization of foreign currency translation reserve in connection with sale operations	-	(56,063)	-	-
Profit from realization of subsidiary (Appendix A)	-	(4,147)	-	-
Profit from realization of investments in associates and joint venture	-	(6,713)	(11,301)	-
Share in losses of associates, net	54,312	42,925	17,298	14,125
Loss (profit) from realization of assets and liabilities	(7,973)	(4,872)	1,328	(2,074)
Stock based compensation expenses	189	1,047	5,036	49
Other	(412)	(488)	(20,679)	(107)
Change in trade accounts receivables	(22,797)	3,415	5,538	(5,929)
Change in receivables and other debit balances	61	10,968	22,739	16
Change in Inventories	106	(118)	198	28
Change in trading property and payment on account of trading property	18,708	181,680	214,171	4,866
Change in suppliers and service providers	20,929	(7,095)	(970)	5,443
Change in payables and other credit balances	(14,607)	(13,241)	(6,022)	(3,799)
Net cash provided by (used in) operating activities of continuing operations	77,030	193,367	279,629	20,033
Net cash provided by (used in) discontinued operating activities	-	(2,014)	1,506	-

Net cash provided by operating activities	77,030	191,353	281,135	20,033

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			USD '000
	(Except for per-share data)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from realization of investments in subsidiaries (Appendix A)	-	192,026	-	-
Proceeds from sale of investment in a joint venture	83,792	-	-	21,792
Purchase of property plant and equipment, and other assets	(2,872)	(23,630)	(4,525)	(747)
Proceeds from realization of property plant and equipment	22,278	12,916	7,230	5,794
Proceeds from realization of investments in associates and joint venture	-	76	-	-
Investments in associates and other companies	-	-	(3,193)	-
Proceed from realization of long-term deposits and long-term loans	7,128	10,197	-	1,854
Investment in long-term deposits and long-term loans	(10,851)	-	(3,365)	(2,822)
Interest received in cash	328	1,404	3,730	85
Change in short-term deposits and marketable securities, net and changes in restricted cash	(9,917)	5,070	47,186	(2,579)
Net cash provided by continued investing activities	89,886	198,059	47,063	23,377
Net cash provided by (used in) discontinued investing activities	-	37,737	(7,913)	-

Net cash provided by investing activities	89,886	235,796	39,150	23,377

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			USD '000
	(Except for per-share data)

CASH FLOWS FROM FINANCING ACTIVITIES

Interest paid in cash	(107,297)	(129,350)	(153,561)	(27,905)
Purchase of non-controlling interest	(701)	(62,059)	-	(182)
Proceeds from long-term borrowings	204,615	-	42,715	53,216
Repayment of long-term borrowings	(332,553)	(377,406)	(247,709)	(86,489)
Proceeds (payments) from hedging activities through sale of options and forwards	2,677	(1,610)	-	696
Proceeds from transactions with non-controlling interests, net	-	-	54,885	-
Proceed from short-term credit	-	-	7,152	-
Repayment of short-term credit	-	(6,997)	-	-
Net cash used in continued financing activities	(233,259)	(577,422)	(296,518)	(60,664)
Net cash provided by (used in) discontinued financing activities	-	(2,135)	2,000	-

Net cash used in financing activities	(233,259)	(579,557)	(294,518)	(60,664)

Increase (decrease) in cash and cash equivalents	(66,343)	(152,408)	25,767	(17,254)

Cash and cash equivalents at the beginning of the year	157,851	323,182	311,181	41,054

Cash and cash equivalents related to discontinued operations at the end of the year	-	-	(6,290)	-

Net effect on cash due to currency exchange rate changes	(1,820)	(12,923)	(7,476)	(474)

Cash and cash equivalents at the end of the year	89,688	157,851	323,182	23,326

Non Cash activities:

A bank loan in amount of NIS 83.9 million was repaid by net Company’s assets.

ELBIT IMAGING LTD.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4	2 0 1 6
				Convenience translation (Note 2D)
	(in thousand NIS)			USD '000

APPENDIX A - Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	-	(15,591)	-	-
Property, plant equipment and other assets	-	203,470	-	-
Profit from realization of subsidiaries	-	4,147
	-	192,026	-	-

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL

A.	Elbit Imaging Ltd. (“the Company”) was incorporated in Israel. The Company’s registered office is at 7 Mota Gur Street Petach-Tikva, Israel. The Company’s shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on the NASDAQ Global Select Market.

B.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

●	Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale.

●	Hotel - hotel operation and management of the Radisson hotel Complex in Bucharest Romania.

●	Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine.

●	Plots in India - plots designated for sale which were initially designated to residential projects.

C.	Financial position as of December 31, 2016:

As of the financial statements’ approval date, the Company’s standalone financial position includes liabilities to bank Hapoalim and towards Series H and Series I notes in the aggregate principal amount of approximately NIS 641 million. An amount of approximately NIS 52 million (principal plus future accrued interest) is due to bank Hapoalim on November 30, 2017 and an amount of approximately NIS 312 million (principal plus future accrued interest) is due to Series H notes until May 30, 2018. It should be noted that based on discussions with Bank Hapoalim representatives, management’s assumptions is that, as needed, Bank Hapoalim is willing to postpone the repayment date until the closing of Radisson hotel sale (see below). The remaining amount of approximately NIS 318 million (principal plus future accrued interest) will become due until November 2019. In addition, until May 2018 the Company has certain operational expenses and other current liabilities for its ongoing operations in the amount of approximately NIS 13 million.

The Company has prepared a projected cash flow that outlines the relevant resources until May 2018 that are expected to serve the repayments to bank Hapoalim and Series H notes which includes the following resources : (i) cash and cash equivalents (on a standalone basis) of approximately NIS 25 million; (ii) net cash expected to be generated from the withdrawal of the net operational profits and the sale of the Company’s holdings in Radisson hotel in Bucharest of approximately NIS 289 million (See note 21 M); (iii) proceeds from advance payments on account of the sale of our plot in Bangalore (India) in the amount of approximately NIS 21 million based on terms of the sale purchase agreement signed in July 2017( see note 21 H);(iv) proceeds from partial sale of our shares in Elbit Medical in the amount of approximately NIS 50-60 million.

In Addition, the Company has additional resources, of approximately NIS 398 million which include, inter alia: (i) the remaining holdings of the Company in Elbit Medical including shares and shareholder loan of the Company to Elbit Medical in the amount on NIS 149 million which is due on January 1, 2019;(ii) additional proceeds from the sale of our plot in Bangalore (India); and (iii) excepted proceed from our plot in Chennai (India).

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL (Cont.)

These resources are designated to serve the repayment to Series I notes in the amount of NIS 318 million which is due in November 30 2019.

The Company’s management and board of directors are of the opinion, based on the projected cash flow and the assumptions described, that the Company can execute its plans and that it would be able to serve its indebtedness in the foreseeable future.

In light of the foregoing, the Company’s management and board of directors are of the opinion that no significant doubts exist as to the Company’s ability to act as going concern.

D.	Financial position as of December 31, 2015:

Within the Company’s consolidated financial statements as of December 31, 2015 which was published on March 30, 2016, the Company has included, inter alia, note with respect to its financial position which stated that the Company had prepared a projected cash flow until June 2018, which included the anticipated sources that to the Company’s estimation, were expected to serve the repayment of its financial liabilities. As of December 31, 2015 the Company’s Board of directors was of the opinion, based on the projected cash flow, that the Company can execute its plans and that it would be able to serve its indebtedness in the foreseeable future.

In light of the foregoing, the Company’s board of directors was of the opinion that, the Company is a going concern and hence, the consolidated financial statements of the Company as of December 31, 2015 were prepared based on going concern assumption.

It should be noted that as of the signing date of the Company’s financial statements for December 31, 2016 the Company has prepared projected cash flow up the end of 2018 which was approved by the Company’s Board of directors and is included in C above.

E.	Error with respect to Casa Radio project appraisal in the 2015 financial statements

PC has identified an error in the manner of application of the appraisal with respect to the Casa Radio project (“Property”) prepared for the consolidated financial statements of 2015 (“Appraisal”). As of December 31, 2015, the Property was recorded at a value of Euro 108.6 million (NIS 461.2 million) as a non-current asset in the 2015 consolidated balance sheet. In addition, a provision for the construction costs of the Public Authority Buildings (“PAB”) was recorded in amount of Euro 14.9 million (NIS 66 million) as a non-current liability in the 2015 consolidated balance sheet, resulting in a net value of Euro 93.7 million (NIS 395.2 million). PC has identified an error in the manner of application of the appraisal due to a duplication of the provision for the costs of the PAB which was recorded separately as a liability in the consolidated financial statements and was also included as construction costs in the Appraisal (“Error”).

PC and the Company’s management and Board of Directors was of the opinion that the resulting increase in the value of the Property due to the above mentioned Error by Euro 14.9 million (NIS 66 million) would not reflect the appropriate value of the Property as of December 31, 2015 and therefore decided to engage a different valuator in order to examine the overall underlying assumptions in the Appraisal and hence to obtain a new appraisal of the Property as of December 31, 2015.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL (Cont.)

PC requested the valuator, which provided the appraisal of the Property for the 2016 consolidated financial statements, to provide a new appraisal (“New Appraisal”) with respect to the Property retrospectively as of December 31, 2015. According to the New Appraisal, the fair value of the Property as of December 31, 2015, was EUR 92.1 million (NIS 391.1 million), which by adding the provision for the cost of the PAB amounting to EUR 12.7 million (NIS 53.9 million), resulted in a gross value of the asset was EUR 104.8 million (NIS 445 million),. PC and the Company’s Board of Directors and management have reviewed and approved the New Appraisal.

The following table presents the two errors in gross value of the asset and the provision of the PAB, as follows:

	As previously reported (Millions) EUR	Differences (Millions) EUR	New appraisal (Millions) EUR

Non-Current assets
Casa Radio (Inventory)	108.6	(3.8)	104.8

Non-current liabilities

Provision for PAB	(14.9)	2.2	(12.7)

Net impact	93.7	(1.6)	92.1

PC and the Company’s Board and management concluded that each of the errors of EUR 3.8 million (NIS 16.1 million) and EUR 2.2 million (NIS 9.3 million), error as well as the net effect of the errors in the amount of EUR 1.6 million (NIS 6.8 million), are immaterial and therefore such errors have been corrected in the 2016 financial statements.

The following disclosure replaces the disclosure provided in the 2015 financial statements and is based on the new Appraisal of the Casa Radio property as follows:

Sensitivity analysis (TNIS) (revised).

Increase in exit yields (base points)							Delay in construction commencement day (months)
	0		+15bps	+25bps	+40bps	+50bps	0		+6	+12	+18	+24
Casa Radio	391,149	(*)	364,817	347,405	321,923	305,359	391,149	(*)	381,381	371,188	361,420	351,652

Construction costs for all phases							Rental income for all the phases
	-10%	-5%	0		+5%	+10%	-10%	-5%	0		+5%	+10%
Casa Radio	512,613,	452,306	391,149	(*)	330,841	270,534	231,462	311,730	391,149	(*)	471,417	551,685

(*)	Previously calculated based on property fair value of approximately NIS 461,182.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL (Cont.)

Comparison analysis

The Below table is a Comparison table between the New Appraisal and the previous Appraisal:

Assumptions	Previous Appraisal December 2015 (as previously presented)	New Appraisal December 2015 (based on new valuation)	Comments
GLA (sqm)	Retail: 90,367; Offices: 154,031; Parking: 141,140	Retail: 91,600; Offices: 143,376; Hotel/Conference Center: 47,896; Parking: 152,379	Previous valuator assumed no Hotel in the scheme
Yields	Retail: 7.5%; Offices: 8%; Hotel/Conference Center: n/a	Retail: 8.75%; Offices: 9%; Hotel/Conference Center: 10% (Including 1.25% risk factor)	new valuator - Including risk factor
Start of project	2.5 Years	2.75 Years
Rent	Retail:27 EUR/SQM; Offices: 16.5 EUR/SQM; Hotel/Conference Center: n/a	Retail:26.3 EUR/SQM; Offices: 15.8 EUR/SQM; Hotel/Conference Center: 14.2 EUR/SQM
Vacancy and Discount on Rent	None	Retail & Offices: 8.33%; Hotel/Conference Center: 16.7%	new valuator assumes additional discounts on rents (usually non-recoverable). the average rent after discount are: Retail 24.2 EUR/SQM; Offices 14.5 EUR/SQM; Hotel: 13.9 EUR/SQM
Construction Costs- Total Costs	EUR 425.9M	EUR 414.0M
Developer’s Profit	20% on GDV = EUR 154.3M	15% on GDV = EUR 96.4M
PAB Costs (Undiscounted)	EUR 13.3 million	EUR 12.7 million
Fair Value (100%)	EUR 108.6M	EUR 92.1M

F.	Definitions:

The Company	-	Elbit Imaging

Group	-	The Company and its Investees

Investees	-	Subsidiaries, joint ventures and associates

PC	-	Plaza Centers N.V. Group, a subsidiary of the Company, operating mainly in the field of commercial centers and is traded in the Main Board of the London Stock Exchange, the Warsaw stock Exchange (“WSE”) and Tel Aviv Stock Exchange. As of December 31, 2016, the Company holds 44.9% in PC.

Elbit Medical	-	Elbit Medical Technologies Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange. As for December 31, 2016, the Company holds 89.9% of Elbit Medical share capital (85.6% on a fully diluted basis).

Related parties	-	As defined in International Accounting Standard (“IAS”) no. 24 see note 17.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance:

The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

B.	Basis for preparation:

The audited consolidated financial statements have been prepared on the historical cost basis except for (i) financial instruments measured at fair value; (ii) certain trading property measured at net realizable value (see note 2W.(1)a.); and (iii) certain property, plant and equipment (hotels) presented at the revaluation model (based on fair value) (see note 2W.(1) e). The principal accounting policies are set out below.

C.	Presentation of the income statements:

The Group operations are characterized by diverse activities. Accordingly, management believes that its income statements should be presented in the “Single - step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of the overall revenues and gains. Management also believes that its operating expenses should be classified by function to: (i) those directly related to each revenue (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

D.	Convenience translation:

The balance sheet as of December 31, 2016, and statement of income, statement of other comprehensive income, statement of changes in shareholders’ equity and statement of cash flows for the year then ended have been translated into USD using the representative exchange rate as of that date (USD 1= NIS 3.845). Such translation was made solely for the convenience of the U.S. readers. The USD amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in USD or convertible into dollars but only a convenience translation of reported NIS amounts into USD, unless otherwise indicated. The convenience translation supplementary financial data is audited and is not presented in accordance with IFRSs.

E.	Operating cycle:

Due to the lingering real estate and financing crisis in CEE in previous years, in which the Group’s majority of commercial centers are located, the Group is lacking sufficient historical experience of exact time line in realizing its commercial centers into cash or cash equivalents. Accordingly, the Group is unable to clearly identify its actual operating cycle with respect to trading property. As such, the Group’s operating cycle relating to trading property and corresponding borrowings is 12 months. As a result, trading property and borrowings associated therewith are presented as non-current assets and non-current liabilities, respectively.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Basis for consolidation:

(i)	Assessment of control

The audited consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control is achieved where the Company:

●	Has the power over the investee;
●	Is exposed, or has rights, to variable returns from its involvement with the investee;
●	Has the ability to use its power to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

As for de facto control of the Company in PC see W (2) below.

(ii)	Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G. Investments	in associates and joint ventures:

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates or joint ventures are incorporated in these audited consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment.

In circumstances where the Group’s interest in an investee company is in the form of mixed securities (such as ordinary shares, preferred shares or other senior securities, or loans), the Group records equity losses in excess of the Group’s investment in the ordinary shares of the investee based on the priority liquidation mechanism, that is, allocating the loss to the other components in reverse order to their seniority in liquidation.

Where necessary, adjustments are made to the financial statements of associates to adjust their accounting policies with those of the Company.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Foreign currency:

(i)	Foreign currency transactions:

The financial statements of each individual entity of the Group are presented based on its functional currency. Transactions in currencies other than each individual entity’s functional currency (foreign currency) are translated into that entity’s functional currency based on the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the historical exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities carried at fair value that are denominated at foreign currency are translated at the exchange rates prevailing at the date when the fair value was determined.

Exchange rate differences as a result of the above are recognized in statement of income, except for: (i) exchange rate differences charged to foreign currency translation reserve (see (ii) below); and (ii) exchange rate differences charge to revaluation of property plant and equipment carried at fair value (see L below)

(ii)	Financial statements of foreign operations:

For the purpose of the audited consolidated financial statements, the assets and liabilities of foreign operations (the functional currency of each is the currency of the primary economic environment in which it operates) are translated to New Israeli Shekels (“NIS”) which is the functional currency and the presentation currency of the Company, based on the foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency of the Company based on exchange rates as at the date of each transaction or for sake of practicality using average exchange rates for the period.

Foreign exchange rate differences arising from translation of foreign operations are recognized directly to foreign currency translation reserve within other comprehensive income.

Exchange rate differences attributable to monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation are also included in the foreign currency translation reserve.

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a jointly controlled entity that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in the equity reserve in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Foreign currency: (Cont.)

(ii)	Financial statements of foreign operations:

In the case of a partial disposal that does not result in loss of control by the Group over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to or from non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. reductions in the Group’s ownership interest in associates or jointly controlled entities that do not result in the Group losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

(iii)	Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	1 October	December 31
	2017	2 0 1 6	2 0 1 5

USD ($)	3.521	3.845	3.902
EURO (EUR)	4.096	4.044	4.247
Romanian New Lei (RON)	0.8891	0.8905	0.938
Indian Rupee (INR)	0.0543	0.0565	0.058

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	December 31
	2 0 1 6	2 0 1 5	2 0 1 4

USD ($)	(1)	-	12
EURO (EUR)	(5)	(10)	(1)
Romanian New Lei (RON)	(5)	(11)	(1)
Indian Rupee (INR)	(4)	(5)	10

I.	Cash and cash equivalents:

Cash equivalents include unrestricted readily convertible to a known amount of cash, maturity period of which, as at the date of investments therein, does not exceed three months.

J.	Financial assets:

Financial assets of the Group are classified mainly as loans and receivables. Financial assets are initially measured at fair value

Loans and receivable consist of trade receivables, deposits in banks, and financial institutions, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest is considered immaterial.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Trading property

Real estate properties for future sale (inventory) are classified as trading properties and are stated at the lower of cost and net realizable value. The Group’s trading properties are divided to two different classes (under development and other). The following present the different methods to determine the net realizable value:

(1)	Net realizable value for trading property under construction or development or that is intended by management for development was determined based on the residual method using the estimated selling price less cost for completion and executing the sale discounted in the applicable discount rate without taking into account the developer’s profit and assuming that marketing period is restricted to a period which is lower than the normal one. See also 2 W (1)a below and note 4 C (1) e.

(2)	Net realizable value for other trading properties is the estimated selling price in the ordinary course of business less estimated costs necessary to execute the sale for operating trading properties where estimated selling price is determined by the Discounted Cash Flow (“DCF”) method using the Net Operating Income (“NOI”) of the trading property discounted by the applicable discount rate. The net amount that the Group expects to realise from the sale of the trading property, which as per management judgment, will not be developed in the foreseeable future, using the Discounted Cash Flow methods or the comparable method taking into account the specific restrictions that the Group has on the property. See note 4 D and note 6 A.

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

As for borrowing costs capitalized to trading property - see S below.

As for write down of trading property - see W(1) a below.

As for the operating cycle of trading property - see E above.

L.	Property plant and equipment:

1.	The Group’s hotel is presented in the consolidated balance sheets according to the revaluation model.

Revaluations are carried out on a regular basis (generally each half year). A change in the value of the hotel resulting from revaluation or from exchange rate differences is attributable to other comprehensive income (any revaluation reserve is net of applicable deferred taxes).

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The reserve derived from the revaluation of the hotel is transferred to retained earnings over the period for which the hotel is used by the Group. The transferred amounts equal the difference between the depreciation charge based on the revalued carrying amounts of the hotel and the depreciation charge based on the hotels’ original cost. When a revaluated hotel is sold, the remaining amount in the revaluation reserve with respect to the same hotel (including any tax expenses) is directly transferred to retained earnings.

Other property plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Improvements and renovations are charged to cost of assets. Maintenance and repair costs are charged to the statement of income as incurred.

2.	Depreciation is calculated by the straight-line method over the assets estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period (including the period of renewal options that the Group intends to exercise).

Annual depreciation rates are as follows:

%

Hotel	5
Other buildings	2.0 - 2.5
Building operating systems	7.0 (average)
Others (*)	6.0 - 33.0

(*)	Consists mainly: office furniture, machinery and equipment, electronic equipment, computers and peripheral equipment.

M.	Income taxes:

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current taxes:

Tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are non-taxable or deductible for tax purposes. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet date.

Deferred taxes:

Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit; and (ii) tax losses and deductions that may be carried forward for future years or carried backwards for previous years.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred taxes are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

Current and deferred taxes are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity or in other comprehensive income, in which case the tax effect is also recognized directly in equity or in other comprehensive income;

N.	Financial liabilities and equity instruments issued by the Group:

Equity instruments:

An equity instrument is any contract that represents a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issuance costs.

Financial liabilities:

Financial liabilities at amortized cost of the Group consist of short-term credits, current maturities of long-term borrowing suppliers and service providers, borrowings and other payables, which are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, unless recognition of interest is immaterial.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, when appropriate, a shorter period to the net carrying amount of the financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial liability (for example, prepayment, call and similar options). The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

When the Group revises its estimates of payments, it adjusts the carrying amount of the financial liability  to reflect actual and revised estimated cash flows. The Group recalculates the carrying amount by computing the present value of estimated future cash flows at the financial liability’s original effective interest rate. The adjustment is recognised in profit or loss as a financial expense.

The Company has Consumer Price Index (“CPI”)-linked financial liabilities that are not measured at fair value through profit or loss. For these liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI through each balance sheet date. Rate of decrease in the Israeli CPI in 2016 was 0.3% (2015- decrease of 0.9%; 2014 - increase of 0.1%).

Buyback of notes and loans:

The Group derecognizes a financial liability from its statement of financial position when repurchasing its notes or its loans. The difference between the carrying amount of the notes or the loans repurchased at the repurchase date and the consideration paid is recognized in profit or loss.

O.	Derivative financial instruments and hedge accounting:

The Group enters into a variety of derivative financial instruments, some of which are intended to mitigate its exposure to interest rate and foreign exchange rate risks, including interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in note 20.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured at their fair value each balance sheet date. The resulting gain or loss from a derivative is immediately recognized in profit and loss. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the derivative is more than 12 months and as a current asset or a current liability if the remaining maturity of the derivative is less than 12 months.

P.	Provisions and Contingent Assets:

Provisions - Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is more likely than not (probable) that the Group will be required to settle the obligation, and a reliable estimate can be measured with respect to the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the result of the discounted expected cash flows, as long as the effect of discounting is material.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Share-based payments:

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. The Fair value is measured using the Black and Scholes (“B&S”) model except for capped-Stock Appreciation Rights (“SAR”) for which the Group is using the binomial model. The expected life used in the B&S model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis for each award over the vesting period, based on the Group’s estimate of shares that will eventually vest.

R.	Revenue recognition:

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

(i)	Rental income from commercial centers - Revenues from leasing of property and management fees, as well as rental income relating to the operations of commercial centers are measured at the fair value of the consideration received or receivable. The lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

The leases generally provide for rent escalations throughout the lease term. For these leases, the rental income is recognized on a straight line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental income recognized on a straight line basis, represents unbilled rent receivables that the Group will receive only if the tenant makes all rent payments required through the expiration of the initial term of the lease. The leases may also provide for contingent rent based on a percentage of the lessee’s gross sales or contingent rent indexed to further increases in the Consumer Price Index (CPI). For contingent rentals that are based on a percentage of the lessee’s gross sales, the Group recognizes contingent rental income when the change in the factor on which the contingent lease payment is based, actually occurs. Rental income for lease escalations that are indexed to future increases in the CPI, are recognized once the changes in the index have occurred.

(ii)	Revenues from hotel operations are recognized upon performance of service.

(iii)	Revenues and Gains from sales of real estate assets (including hotels), property, plant and equipment and trading properties are recognized when all the following conditions are satisfied:

a.	the Group has transferred to the buyer the significant risks and rewards of ownership of the asset sold;

b.	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the asset sold;

c.	the amount of income can be measured reliably;

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	it is probable that the economic benefits associated with the transaction will flow to the Group (including the fact that the buyer’s initial and continuing investment is adequate to demonstrate commitment to pay);

e	the costs incurred or to be incurred in respect of the transaction can be measured reliably; and

f.	there are no significant acts that the Group is obliged to complete according to the sale agreement.

For the Group, these conditions are usually fulfilled upon the closing of a binding sale contract.

S.	Capitalization of borrowing costs:

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

Borrowing costs qualified for capitalization include mainly: Interest expenses and amortization of cost of raising debt.

Capitalization of borrowing costs to qualifying assets commences when the Group starts the activities for the preparation of the asset for its intended use or sale and continues, generally, until the completion of substantially all the activities necessary to prepare the asset for its designated use or sale (i.e. when the commercial center is ready for lease).

In certain cases, the Group ceases to capitalize borrowing cost if management decides that the asset can no longer be defined as a “qualifying asset”. In other circumstances, capitalization is suspended for certain time periods, generally where the efforts to develop a project are significantly diminished due to inter-alia lack of external finance, or ongoing difficulties in obtaining permits. The conclusions whether an asset is qualified for capitalization or not, or whether capitalization is to be suspended, are also dependent on management plans with regard to the specific asset, such as the ability to raise bank loans, find anchors and local market conditions that support or postpone the construction of the project.

T.	Earning (loss) per share:

The Company presents basic and diluted earnings (loss) per share with respect to continued and discontinued operation. Basic earnings per share is computed by dividing income (loss) attributable to holders of ordinary shares of the Company, by the weighted average number of the outstanding ordinary shares during the period. In the computation of diluted earnings per share, the Company adjusts its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted earnings per share by the Company’s interest in the investees including its holding in dilutive potential ordinary shares of the investees. In addition, the Company adjusts the weighted average outstanding ordinary shares for the effects of all the dilutive potential ordinary shares of the Company. On June 27, 2016, the company executed reverse share split of its ordinary shares, therefore the earnings (loss) per share for previous periods was retrospectively adjusted. See also note 14.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Statement of cash flows:

Investments in, and payments on account of, trading property are included as cash flow from operating activities. Interest and dividend received from deposits and investments are included as cash flow from investing activities. Interest paid on the Group’s borrowings (including interest capitalized to qualifying assets) and cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are included as cash flow from financing activities.

V.	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

(1)	Represents a separate major line of business or geographical area of operations;

(2)	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

(3)	Is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs on disposal or when the operation meets the criteria to be classified as held-for-sale, if earlier.

When an operation is classified as a discontinued operation, the comparative statement of comprehensive income and cash flow is re-presented as if the operation had been discontinued from the start of the comparative year.

W.	Critical judgment in applying accounting policies and use of estimates:

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

The followings are the critical judgments and key sources of estimation that management has made while applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in these financial statements.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)	Use of estimates:

(a)	Write down of trading properties

The recognition of a write down to the Group’s trading properties is subject to a considerable degree of judgment and estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different results and could have a material adverse effect on the Group’s audited consolidated financial statements.

This valuation becomes increasingly difficult as it relates to estimates and assumptions for projects in the preliminary stage of development in addition to the lack of transactions in the real estate market in the CEE and India for same or similar properties.

Management is responsible for determining the net realizable value of the Group’s trading properties. In determining net realizable value of the vast majority of trading properties, management utilizes the services of an independent third party recognized as a specialist in valuation of properties.

For special assumption see note 4 C (1)(e), 4 D, 4 F,4 G and note 6 A

(b)	Litigation and other contingent liabilities:

The Group is involved in litigation, tax assessments and other contingent liabilities in substantial amounts including class actions, FCPA and potential legal acts (see also note 4(C)(1), 13B and note 13C). The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management’s estimation. The Group periodically evaluates these estimations and makes appropriate adjustments to the provisions recorded in the audited consolidated financial statements. In addition, as facts concerning contingencies become known, the Group reassesses its position and makes appropriate adjustments to the audited consolidated financial statements. In rare circumstances, when the case is unique, complicated and involves prolong and uncommon proceedings, the Group cannot reliably estimate the outcome of said case

(c)	Accounting for income taxes:

The calculation of the Group’s tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which the Group operates and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which the Group has adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden of the Group may be significantly increased. In calculating its deferred taxes, the Group is required to evaluate (i) the probability of the realization of its deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which its deferred taxes would be utilized.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Critical judgment in applying accounting policies and use of estimates (Cont.):

(1)	Use of estimates (Cont.):

(d)	Potential penalties, guarantees issued and expired building permits:

Penalties and guaranties are part of the on-going construction activities of the Group, and result from obligations the Group has towards third parties, such as banks and municipalities. The Group’s management is required to provide estimations regarding risks evolving from penalties that the Group may have to settle. In addition, the Group’s operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances the Group is required to determine whether the building permits it obtained have not yet expired. It may occur that building permits have expired which might impose on the Group additional costs and expenses, or delays and even abandon project under construction see also note 4(C) (1).

(e)	Fair value of hotel:

The fair value of the Radisson Complex is determined based upon the discounted cash flows (“DCF”) approach, the assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market benchmarks, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the hotels. The predominant assumptions that may cause substantial changes in the fair value are: the capitalization rate, exit yield rate, the expected net operating income of the hotel (which is mainly affected by the expected average room rate and the occupancy rate as well as the level of operational expenses of the hotels) the level of refurbishments reserve and the capital expenditures that need to be invested in the hotel. The fair value of the Radisson Complex is performed by and independent appraisals with a local knowledgeable in the hotels business.

(2)	Critical judgment in applying accounting policies

De facto Control:

As for December 31, 2016 and 2015, the Company holds approximately 44.9% of PC share capital; DK holds approx. 26.3% of PC share capital and the rest is widely spread by the public. The Company’s management is of the opinion that based on the absolute size of its holdings, the relative size of the other shareholdings and due to the fact that PC’s directors are appointed by normal majority of PC’s General Meeting, it has a sufficiently dominant voting interest to meet the power criterion, therefore the Company has de facto control over PC.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	New accounting standards and interpretation issued, that are not yet effective:

The following are new accounting standards, amendments to standards and clarifications which are applicable or expected to be applicable, to the Group, and which have not yet become effective:

●	Amendment to IAS 7 - effective after January 2017

The Amendments require an entity to provide disclosure that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments do not prescribe a specific format to disclose financing activities; however, an entity may fulfil the disclosure objective by providing a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

The amendments apply prospectively for annual periods beginning on or after 1 January 2017 with earlier application permitted. Entities are not required to present comparative information for earlier periods

●	Amendmend to IAS 12 - effective after January 2017

●	IFRS 9, Financial Instruments - effective after January 2018

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (“IFRS 9”), which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

According to IFRS 9, all financial assets are measured at fair value upon initial recognition. In subsequent periods, debt instruments are measured at amortized cost only if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

IFRS 9 also includes a new model for measurement of impairment of financial assets.

Subsequent measurement of all other debt instruments and financial assets should be at fair value. IFRS 9 establishes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments should be measured in subsequent periods at fair value.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	New accounting standards and interpretation issued, that are not yet effective (cont.):

According to IFRS 9, changes in the fair value of financial liabilities which are attributable to the change in credit risk should be presented in other comprehensive income. All other changes in fair value should be presented in profit or loss.

IFRS 9 also prescribes new hedge accounting requirements.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018.

The Company is evaluating the possible impact of the adoption of IFRS 9 but is presently unable to assess its effect, if any, on the financial statements.

●	IFRS 16, Leases - effective after January 2019

In January 2016, the IASB issued IFRS 16, “Leases” (“the new Standard”). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

-	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

-	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

-	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

-	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an adjustment to the carrying amount of the right-of-use asset.

-	The new Standard includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

-	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	New accounting standards and interpretation issued, that are not yet effective (cont.):

The new Standard is effective for annual periods beginning on or after January 1, 2019.

The Company is evaluating the possible effects of the new Standard. Since the Company’s lease contracts are not significant, the Company estimates that the adoption of the new Standard will not have a material impact on the Company’s assets and liabilities. However, at this stage, the Company is unable to quantify the impact on the financial statements.

●	IFRS 15, Revenue from Contracts with Customers- effective after January 2018

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The directors of the Company anticipate that the application of IFRS 15 in the future will not raise material impact on the amounts reported and disclosures made in the Group’s audited consolidated financial statements.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -	DEPOSITS, RECEIVABLES AND OTHER INVESTMENTS

A.	Short-term deposits and investments

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)
Deposits at banks:
EURO (i)	26,795	21,115
NIS (ii)	6,426	-
Other restricted deposits (iii)	2,216	4,664
	35,437	25,779

Available for sale financial assets	4,091	4,296

	39,527	30,075

(i)	As of December 31, 2016, EUR 4 million (NIS 16 million) and EUR 2.5 million (NIS 10 million) is restricted mainly in respect of bank facilities agreements signed to finance Projects in Poland and Serbia, respectively. These amounts carry an annual interest rate of mainly Overnight rates.

(ii)	As of December 31, 2016 NIS 4 million is restricted due to the Company’s settlement agreement as described in note 13 B(1))

(iii)	Secured tenants deposit in respect of Suwalki and Torun malls.

B.	Trade account receivable

	December 31,
	2016	2015

Trade receivables (1)	30,042	20,450
Less - Allowance for doubtful debts	(4,042)	(6,812)

	26,000	13,638

(1)	Includes EUR 5.6 million (NIS 23 million) from sale of plots (2015- nil) see also note 4 C (3).

C.	Other Receivables

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Income taxes	1,298	853
Governmental institutions	6,362	4,261
Loans to partner in project	-	1,111
Advance to suppliers	525	633
Receivable due to sale of investment	-	3,280
Prepaid expenses	3,510	1,310
Interest to receive	514	68
Other	1,135	2,393
	13,344	13,909

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -	DEPOSITS, RECEIVABLES AND OTHER INVESTMENTS (Cont.)

D.	Deposits and other long-term balances

	December 31,
	2016	2015

Deposits at banks	11,453	17,944
Available for sale financial assets	1,596	1,596
other	3,371	2,359

	16,417	21,899

NOTE 4 -	TRADING PROPERTY

A.	Composition:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Balance as of January, 1	1,467,760	1,875,937
Construction costs (1)	108,511	28,562
Disposal during the year (2)	(158,786)	(200,078)
Write-down to net realizable value (see B below )	(196,333)	(86,988)
Firstly consolidated entity (see note 6 A)	154,598	-
Foreign currency translation adjustments	(65,201)	(149,673)
Balance as of December, 31	1,310,549	1,467,760

(1)	2016 and 2015 - mainly due to construction activities in Serbia.

(2)	As for disposition of trading properties in 2016 see C(2)-C(5) below.

Composition of trading property per stages of development:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Projects designated for development	226,449	125,888
Other trading properties	1,084,100	1,341,872
Total	1,310,549	1,467,760

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	TRADING PROPERTY (Cont.)

B.	Additional information (Cont.):

Composition of trading property distinguished between freehold and leasehold rights:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Freehold	973,217	946,228
Leasehold	337,332	521,532
	1,310,549	1,467,760

Write down trading properties per project:

	For the year ended December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)
Project name (City, Country)

Operational:

Koregaon Park (Pune, India)	-	6,547
Zgorzelec (Zgorzelec, Poland)	-	6,233
Liberec (Liberec, Czech Republic)	-	26,466
	-	39,246

Non-Operational:
Chennai (Kadavantara, India) (see D below)	24,564	-
Helios Plaza (Athens, Greece)	2,992	1,913
Sportstar Plaza Visnjicka (Belgrade, Serbia)	-	(23,814)
Lodz Plaza (Lodz, Poland)	1,618	9,460
Krusevac (Krusevac, Serbia)	809	3,401
Casa radio (Bucharest, Romania) (See C (1) below)	137,117	36,139
Constanta (Constanta, Romania) (*)	3,445	1,701
Ciuc (Ciuc, Romania)	3,842	-
Timisoara (Timisoara, Romania) (*)	10,514	1,110
Lodz residential (Lodz, Poland)	-	9,070
Kielce (Kielce, Poland)	4,448	723
BAS (Romania)	3,235	-
Arena Plaza extention (Budapest, Hungary)	3,749	5,323
Others	-	2,716
	196,333	47,742

Change in provision in respect to PAB	(6,741)	-

	189,592	86,988

(*)	In connection with the sale of this properties see Note 20 K below.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC’s trading property:

(1)	Casa radio:

One of PC’s most significant projects under development is the Casa radio project in Bucharest, Romania. The Casa radio Project cost in the Group’s financial statements as of December 31, 2016, amount to NIS 296 million (2015 - NIS 460 million).

In 2006 PC entered into an agreement according to which it acquired 75% interest in a company (“Project SPV”) which is under a PPP agreement with the Government of Romania to develop the Casa radio site in the center of Bucharest (“Project”). After signing the PPP agreement, PC holds indirectly 75% of the shares in the Project SPV, the remaining 25% are held by the Romanian authorities (15%) and a third party private investor (10%).

As part of the PPP, the Project SPV was granted with development and exploitation rights in relation to the site for a period of 49 years, starting December 2006 (38 years remaining at the end of the reporting period). As part of its obligations under the PPP, the Project SPV has committed to construct a Public Authority Building (“PAB”) measuring approximately 11.000 square meters for the Romanian Government at its own cost.

Large scale demolition, design and foundation works, financed by loans given to the Project SPV by PC were performed on the construction site until 2010, when current construction and development was put on hold due to lack of progress in the renegotiation of the PPP agreement with the Authorities, as discussed in subsection (c) below, and the global financial crisis. These circumstances (and mainly the bureaucratic deadlock with the Romanian Authorities to deal with the issues specified below caused the Project SPV not to meet the development timeline of the Project, as specified in the PPP. However, PC management believes that it had legitimate reasons for the delays in this timeline, as discussed in subsection (c) below.

a)	Obtaining of the Detailed Urban Plan (“PUD”) permit

The Project SPV obtained the PUD related to this project in September 2012. Furthermore, on December 13, 2012, the Court took note of the waiver of the claim submitted by certain plaintiffs and rejected the litigation aiming to cancel the approval of the Zonal Urban Plan (“PUZ”) related to the Project. The court decision is irrevocable.

As the PUD is based on the PUZ, the risk that the PUD would be cancelled as a result of the cancellation of the PUZ was removed following the date when the PUZ was cleared in court on December 13, 2012.

b)	Discussions with Authorities on construction time table deferral

Following the Court decision with respect to the PUZ, the Project SPV was required to submit a request for building permits within 60 days from the approval date of the PUZ/PUD and commence development of its project within 60 days after obtaining the building permit. The building permits have not been obtained.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	TRADING PROPERTIES (Cont.)

C.	Additional information in respect of PC’s trading property (Cont.):

(1)	Casa radio (Cont.)

b)	Discussions with Authorities on construction time table deferral (Cont.)

However, due to substantial differences between the approved PUD and stipulations in the PPP agreement as well as changes in the EU directives concerning environmental considerations in buildings used by public authorities the Project SPV attempted to renegotiate the future development of the Project with the Romanian Authorities on items such as time table, structure and milestones as well as adaptation of the PAB development to the current EU requirements. Despite several notifications sent to the Romanian Authorities expressing a wish to renegotiate the existing PPP agreement no major breakthrough could be achieved. PC could be subject to significant delay penalties under the terms of the PPP agreement if it is determined that PC was at fault in causing the delays.

Because of the failure of the public authorities to cooperate, negotiate and adjust the PPP agreement, the Project SPV was not able to meet its obligations under the PPP. This resulted in a situation where the Project SPV could not “de facto” continue the execution of the Project and created a risk that the public authorities could attempt to terminate the PPP agreement. As of the date of approval of PC’s consolidated financial statements the Project SPV did not receive any termination notification by the public authorities.

PC believes that although there is no formal obligation for the Romanian Authorities to renegotiate the PPP agreement, such obligation is implicitly provided for the situation when significant unexpected circumstances arise and that the unresponsiveness of the authorities is a violation of the general undertaking to support the Project SPV in the execution of the Project as agreed in the PPP agreement.

PC believes that the risk that the public authorities may seek to terminate the PPP and/or relevant permits on the basis of the perceived breach of the PC’s commitments and/or may seek to impose delay penalties on the basis of the PPP contract is unlikely given the public authorities have not sought to do such since the perceived breach in 2012 and given PC believes that it has basis for counter claims against the relevant public authorities.

In the case of termination for breach under the PPP agreement the relationship and compensation between the parties is to be decided by a competent court of arbitrations. PC’s management believe that, in the case of termination, PC has a strong case to claim compensation for damages.

During 2016 PC’s management has taken a number of steps in order to unblock the development of the project and mitigate the risk of termination of the PPP agreement, including commencing a process to identify third party investors willing and capable to join PC for the development of the project. PC’s management believes that partnering with reputable investors with considerable financial strength can enhance PC’s negotiation position vis-à-vis the public authorities and assist in advancing an amicable agreement with the relevant authorities with respect to the development of the project.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	TRADING PROPERTIES (Cont.)

C.	Additional information in respect of PC’s trading property (Cont.):

(1)	Casa radio (Cont.)

b)	Discussions with Authorities on construction time table deferral (Cont.)

PC’s management considers the risk of termination of the PPP agreement and/or the imposition of penalties by the authorities to be unlikely and the consolidated financial statements do not include any provision in respect to any potential future penalties in respect to the breach of the PPP agreement. The increased risk arising from the above matters has been reflected in the valuation of the Project.

c)	Co-operation with the Romanian Authorities regarding potential irregularities

In 2015, PC’s board and management became aware of certain issues with respect to certain agreements that were executed in the past in connection with the Project. In order to address this matter, PC’s board appointed the chairman of it’s Audit Committee to investigate the matters and independent law firms to analyze the available alternatives in this respect. The chairman of the Audit Committee did not conclude the investigation as the person with key information was not available to answer questions. PC’s Board, among other steps, is working to implement a specific policy in order to prevent the reoccurrence of similar issues and appointed the chairman of the audit committee to monitor the policy’s implementation by PC’s management. In addition, it was decided that in the future certain agreements will be brought to PC’s board’s approval prior to signing.

PC has approached and is co-operating fully with the relevant Romanian Authorities regarding the matters that have come to its attention and it has submitted its initial findings in March 2016 to the Romanian Authorities. PC, during this process has been verbally informed by the Romania Authorities that it has received immunity from certain potential criminal charges and received further verbal assurance that the mentioned investigation should have no effect on the PC’s existing legal rights to the Project and the PPP Agreement. As the investigation by the Romanian Authorities is still on-going, PC in unable to comment further on any details related to this matter. PC’s management is currently unable to estimate any monetary sanctions in respect to the potential irregularities, consequently no provision has been recorded in connection with these matters.

For more information see note 13 C(12).

d)	Provision in respect of PAB

As mentioned in point a above, when PC entered into an agreement to acquire 75% interest in the Project SPV it assumed a commitment to construct the PAB at its own costs for the benefit of the Romanian Government. Consequently, the statement of financial position includes a provision in the amount of EUR 13.2 million (NIS 53 million) in respect of the construction of the PAB (December 31, 2015: EUR 14.9 million). During 2016, the Company recorded income in total amount of EUR 1,667 thousand from change in PAB provision as part of write down of trading properties (in 2015 - EUR 686 thousand).

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	TRADING PROPERTIES (Cont.)

C.	Additional information in respect of PC’s trading property (Cont.):

(1)	Casa radio (Cont.)

PC’s management believes that the current level of provision is an appropriate estimation in the current circumstances. Upon reaching concrete agreements with Authorities, PC will be able to further update the provision.

e)	Casa radio valuation was prepared based on the assumption that the net realizable value (“NRV”) refers to the net amount that the Group expects to realize from the sale of its trading property in the ordinary course of business.

A write-down was performed due to a significant change in the estimated date of construction commencement of the project and construction commencement is now scheduled to 2019, triggered mainly by permitting issues as described above. In addition, the cap rate includes 1.5% cover for several risks related to the complexity and large scale of the project. Such risks include extended timing in developing, large delays in obtaining the necessary permits or issues with regard to the permits, possible legal and/ or bureaucratic issues due to the PPP agreement, remained concession term and others.

In addition, Casa radio NRV reflects, inter alia, a discount to the value calculated above reflecting a situation under which a sale of the project will be executed in a short marketing period taking into account the financial conditions and liquidity needs of PC (as detailed in Note 7 B (2) in order to meet PC’s future repayment schedule as well as the existence of material uncertainty which may cast significant doubt about PC’s ability to continue as a going concern. See also F and G below.

(2)	Sale of Liberec Plaza:

On March 31, 2016, PC has completed the sale of its subsidiary holding Liberec Plaza, a commercial center in the Czech Republic, for EUR 9.5 million (NIS 40 million). Following net asset value adjustments related to the subsidiary’s balance sheet, PC received net EUR 9.37 million (NIS 40 million) and recorded a loss of EUR 355 thousand (NIS 1.5 million).

(3)	Closing of the sale of MUP plot in Belgrade by PC:

On June 29, 2016, PC has completed the sale of its wholly owned subsidiary, which holds the “MUP” plot in Belgrade, Serbia, for EUR 15.75 million (NIS 64 million) and recorded a gain of EUR 2.15 million (NIS 9 million). The purchaser has paid the initial amount of EUR 11.3 million (NIS 46 million), EUR 4.05 million (NIS 16 million) were paid in January 2017 and the remaining EUR 0.4 million (NIS 2 million) has been received in September 2017.

Furthermore, PC was entitled to an additional contingent consideration of EUR 0.6 million (NIS 2.5 million) once the purchaser successfully develops at least 69,000 sqm above ground. The consideration has been received in September 2017.

(4)	Debt repayment agreement with financing bank of Zgorzelec PC shopping center in Poland:

On June 30, 2016, PC has signed a Debt Repayment Agreement (“DRA”) with the financing bank (the “Bank”) of Zgorzelec Plaza Shopping Center in Poland whereby PC paid EUR 1.1 million to the financing bank.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	TRADING PROPERTIES (Cont.)

C.	Additional information in respect of PC’s trading property (Cont.):

(4)	Debt repayment agreement with financing bank of Zgorzelec PC shopping center in Poland: (Cont.)

The DRA stated that PC is obliged to make its best effort and cooperate with the Bank in trying to sell Zgorzelec Plaza Shopping Center. Simultaneous with this, the financing bank will seek a third party to be an appointed shareholder to purchase the shares of Zgorzelec Plaza Shopping Center for EUR 1.

On September 14, 2016, A Share Purchase Agreement has been signed with an Appointed Shareholder nominated by the Bank, after which the remainder of the DRA process was completed including removing a mortgage over a plot the PC owns in Leszno, Poland.

PC recognized a profit of NIS 39 million, stemming from de-recognition of EUR 23 million (NIS 93 million), of the outstanding loan (including accrued interest), against the shopping center’s carrying amount of EUR 12.7 million (NIS 51 million).

(5)	Disposal of plots by PC during 2016:

During 2016 PC has executed transactions for the sale of plots to third parties in Poland and Romania for the total amount of approximately EUR 4 million (NIS 16 million).

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC’s trading property (Cont.):

Additional information in respect of trading property:

The following table summarizes general information regarding the Group’s significant trading property projects.

			As of December 31, 2016		As of December 31,
		Purchase	Rate of ownership		2 0 1 6		2 0 1 5
Project	Location	/transaction date	by the group (%)	Nature of rights	Carrying Amount (MNIS)
Operational
Suwalki Plaza (see 21 A)	Poland	Jun-06	100	Ownership	163.5		170.6
Zgorzelec Plaza	Poland	Dec-06	100	Ownership	Sold		51.4
Torun Plaza (see 21 I)	Poland	Feb-07	100	Ownership	281.8		292.2
Liberec Plaza	Czech Republic	Jun-06	100	Ownership	sold		40.8
Undeveloped lands designated for development
Belgrade Plaza	Serbia	Aug-07	100	Ownership	sold		57.3
Sport-Star Plaza (see 21 D)	Serbia	Dec-07	100	Ownership	226.2		125.7
Undeveloped lands not designated for development
Casa Radio (see C(1) above)	Romania	Feb-07	75	Leasing for 38 years	296.4	(*)	461.2
Lodz residential	Poland	Sep-01	100	Ownership/ Perpetual usufruct	2.0		8.9
Timisoara Plaza (see 21 L)	Romania	Mar-07	100	Ownership	28.3		40.0
Lodz - plaza	Poland	Sep-09	100	Perpetual usufruct	20.6		23.3
Kielce Plaza	Poland	Jan-08	100	Perpetual usufruct	8.9		14.0
Lesnzo Plaza	Poland	Jun-08	100	Perpetual usufruct	3.2		3.4
Miercurea Csiki Plaza	Romania	Jul-07	100	Ownership	4.0		8.5
Slatina Plaza	Romania	Aug-07	100	Ownership	sold		2.5
Constanta Plaza (see 21 L)	Romania	July-09	100	Ownership	5.3		9.3
Shumen Plaza (see 21 C))	Bulgaria	Nov-07	100	Ownership	3.2		3.4
Arena Plaza Extension	Hungary	Nov-05	100	Land use rights	6.1		10.6
Helios Plaza	Greece	May-02	100	Ownership	13.3		17.0
Bangalore (see note 6 A)	India	Mar-08	100	Ownership	154.6		-
Chennai (see D below)	India	Dec-07	100	Ownership	84.5		113.1
Other small plots, grouped					8.6		14.6
					1,310.5		1,467.8

(*)	Represents gross value including commitment for PAB construction, which is presented as non-current provision in amount of NIS 54 million as of December 31, 2016.(in 2015 – NIS 66 million).

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	TRADING PROPERTY (Cont.)

D.	Additional information in respect of trading property in India:

The following information relates to trading property held by Elbit-Plaza India Real Estate Holding Limited (“EPI”), the total amount of which as of December 31, 2016, amounts to NIS 84.5 million. EPI is jointly controlled by the Company and PC (see note 7D). As for additional information in respect of the Bangalore Project- see note 6A.

Chennai, India:

In December 2007, EPI executed agreements for the establishment of a special purpose vehicle (“Chennai Project SPV”) together with a local developer in Chennai (“Local Partner”). The Chennai Project SPV acquired 74.73 acres of land situated in the Sipcot Hi-Tech Park in Siruseri District in Chennai (“Property”).

On September 16, 2015, EPI has obtained a backstop commitment from the Local Partner for the purchase of its 80% shareholding in the Chennai SPV by January 15, 2016, for a net consideration of approximately INR 161.7 Crores (NIS 91 million). Since the Local Partner had breached its commitment, EPI exercised its rights and forfeited the Local Partner’s 20% holdings in the Chennai Project SPV. Accordingly, as of the balance sheet date EPI has 100% of the equity and voting rights in the Chennai Project SPV.

On August 2, 2016, Chennai Project SPV has signed a Joint Development Agreement with a local developer (“Developer” and “JDA”, respectively) with respect to the Property.

Under the terms of the JDA, the Chennai Project SPV granted the property development rights to the Developer” who shall bear full responsibility for all of the project costs and liabilities, as well as for the marketing of the scheme. The JDA also stipulates specific project milestones, timelines and minimum sale prices.

Development will commence subject to the obtainment of the required governmental/ municipal approvals and permits, and it is intended that 67% of the Property will be allocated for the sale of plotted developments (whereby a plot is sold with the infrastructure in place for the development of a residential unit by the end purchaser), while the remainder will comprise residential units fully constructed for sale.

The Chennai Project SPV will receive 73% of the total revenues from the plotted development and 40% of the total revenues from the sale of the fully constructed residential units.

In order to secure its obligation, the Developer will pay a total refundable deposit of INR 35.5 Crores (NIS 20 million), with INR 10 Crores (NIS 5.5 million) were paid as of the balance sheet date, INR 17 Crores (NIS 9.5 million) payable when planning permission for the first phase of the development project is obtained (the “Project Commencement Date”), and the remaining INR 8.5 Crores (NIS 5 million) payable six months after the Project Commencement Date (“Refundable Deposit”).

The JDA may be terminated in the event that the required governmental approvals for establishment of access road to the Property has not been achieved within 12 (twelve) months period from the execution date of the JDA. The required approvals have not yet been obtained at the target date, but none of the parties has canceled the agreement at this juncture. Upon such termination, the Developer shall be entitled to the refund of the relevant amounts paid as Refundable Deposit and any other cost related to such access road or the title over the Property. The JDA may also be terminated by the Chennai Project SPV, inter alia, if the Developer has not obtained certain development milestone and/or breached the terms of the JDA.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	TRADING PROPERTY (Cont.)

D.	Additional information in respect of trading property in India (Cont.):

On December 31, 2016, the net realizable value was prepared according to the discounted cash flows attributable to the Chennai Project SPV taking into account the terms of the signed JDA. The main assumptions included in this valuation are the amounts and timing of the revenues stream from the sale of Plots and Villas and the applicable interest rate for discounting the projected cash flow.

E.	As of December 31, 2016, the Group pledged trading property in the amount of NIS 671 million in order to secure borrowings provided to the Group by financial institutions in the total amount of NIS 334 million. See also note 13 D (4).

F.	Significant estimates:

The significant assumptions used in measuring the net realizable values of trading properties (on the basis of weighted averages) as of December 31, 2016, are presented below:

Estimated rental prices per sqm per month (in EURO)	2016	2015

Casa Radio Romania	14.2-26.3	14.2-26.3
Torun	8-41	6.5-47

Average risk adjusted yield used (in percentage)
Casa Radio Romania	8.75-10.25	8.75-10
Torun	8.5	7.15
Chennai	25	comparable

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	TRADING PROPERTY (Cont.)

G.	The following tables provide a sensitivity analysis on the value of PC’s certain trading properties (in millions of NIS) assuming the following changes in key inputs used in the valuations:

Operating Property	Exit Yield
	-50bps	-25bps	0	+25bps	+50bps
Torun shopping centers (*)	317.0	313.0	308.6	304.9	301.3

(*)	the value in the financial statement presented on cost basis.

Plots	Exit Yield					Rent					Construction Cost					Delay in construction commencement date (months)					Sale Price
	0	+15bps	+25bps	+40bps	+50bps	-10%	-5%	0	+5%	+10%	-10%	-5%	0	+5%	+10%	0	6	12	18	24	-10%	-5%	0	+5%	+10%
Chennai	84.5	84.1	83.8	83.3	83.1	-	-	-	-	-						93.5	82.9	84.5	84.5	55.7	76.9	80.7	84.5	88.3	92.2
Casa Radio	242.9	224.7	212.6	195.3	184.0	140.1	195.6	242.9	306.9	362.7	330.2	286.6	242.9	199.6	155.9	242.9	236.5	230.5	224.1	218.3

Plots	Size of plot					Minority Shares in the land					Contiguous Land Parcel					Negotiation
	-5%	-10%	-15%	-20%	-25%	-10%	-15%	-20%	-25%	-30%	-5%	-10%	-15%	-20%	-25%	-5%	-10%	-15%	-20%	-25%
Bangalore	187.0	170.9	154.6	138.6	122.3	174.1	164.3	154.6	145.0	135.4	187.0	170.9	154.6	138.6	122.3	180.4	167.5	154.6	141.8	128.9

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -	INVESTMENTS IN ASSOCIATES

A.	InSightec Ltd. (“InSightec”):

(1)	Insightec Ltd. (the “Company”) was incorporated in the State of Israel in March 1999 and commenced operations in the development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment shortly thereafter. The Company operates in one operating segment.

As for December 31, 2016, the Group holds, through Elbit Medical, 31.3% of InSightec’s voting and equity rights (25.5% on a fully diluted basis). Yet, due to the fact that the Group invested in preferred shares and regular shares which are subordinated to the share granted in the last rounds of investment, the Group share in InSightec loss is 41.5%.

Substantially all of InSightec’s current sales are derived from a few applications of InSightec’s products. Other applications of InSightec’s technology are in the early stages and there can be no assurance that these applications will be successful. InSightec is continuing research and development for additional applications for such products.

(2)	Significant events in Insigctec during 2016

●	On May 24, 2016, InSightec Health Canada has approved InSightec’s Exablate Neuro system for the treatment of essential tremor.

●	On July 2016, the FDA has approved InSightec’s Exablate Neuro system for a non-invasive treatment of essential tremor (ET) in patients who have not responded to medication.

Exablate Neuro uses focused ultrasound waves to precisely target and ablate tissue deep within the brain with no incisions or implants. The treatment is done under Magnetic Resonance Imaging (MRI) guidance for real time treatment monitoring.

●	Insightec has signed a cooperation agreement with Siemens

On August 15, 2016, INSIGHTEC has signed a non-exclusive cooperation agreement with Siemens Healthcare GmbH (“Siemens”), a leading manufacturer and developer of diagnostic imaging equipment in general and Magnetic Resonance scanners specifically, to develop compatibility between INSIGHTEC’s MRI guided Focused Ultrasound Systems (MRgFUS) and Siemens MRI scanners (the “Systems”) with the intention to expand the MRgFUS market globally (the “Agreement”). According to the Agreement, the Parties will cooperate regarding the performance of R&D, integration, testing and approving the compatibility of the Parties’ Systems. Each Party shall be solely responsible, at its own cost, to obtain the regulatory approval for its systems, and InSightec shall be solely responsible, at its sole cost, to obtain the regulatory approval for the combined system. Each Party shall bear all of its internal and external costs relating to its performance under the Agreement, except that InSightec shall reimburse Siemens an amount agreed upon in the Agreement, for its R&D costs. The Agreement also determines that each Party shall act independently in the marketing and sales of its component portion of the Combined System, and determines the amount InSightec shall pay Siemens for sales of the Combined Systems.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -	INVESTMENTS IN ASSOCIATES (Cont.)

A.	InSightec Ltd. (“InSightec”) (Cont.):

(2)	Significant events in Insigctec during 2016 (Cont.)

The term of the Agreement is five (5) years from the first commercial sale of the combined system and shall automatically renew for additional 1-year periods, unless either Party has provided a notice for its non-renewal or of its termination, it in accordance with the terms of the Agreement. Each Party shall have a limited liability towards the other Party for direct damages only. In addition, each Party is required to maintain a minimal insurance coverage for the purpose of the Agreement during the term of the Agreement and for a few years thereafter.

On November 16, 2016, Insightec informed the Company, that the Centers for Medicare and Medicaid Services (the “CMS”) assigned a status to the Exablate Neuro treatment for Essential Tremor, moving it from a non-payable status indicator to one that allows reimbursement. The CMS decision is one of several steps toward gaining appropriate reimbursement for MRgFUS for essential tremor. This needs to be followed by CMS regional offices approval to the reimbursement for the Exablate Neuro treatment, for their patients. According to the CMS’s recommendation, the Exablate Neuro was assigned a reimbursement code with a payment level of USD 9,751. The CMS is part of the U.S. Department of Health and Human Services, and it oversees, among its other functions, Medicare (the federal health insurance program for the elderly, [which are the main group of potential patients for the Exablate Neuro treatment]), and Medicare reimbursement rates for healthcare providers that use federally certified health IT systems. At this stage, Insightec is unable to estimate the implications of the CMS’s recommendation on Insightec

(3)	Financing round in Insightec:

(a)	During 2014-2016 InSightec has entered into a Series D Preferred Share Purchase agreement with York Global Finance II S.à.r.l. (an affiliate of York Capital Management which is a related party of the Company) (“York”) and other investors for an investment of up to USD 86.5 M in series D preferred shares of InSightec

(b)	The Transaction reflects a pre money valuation of InSightec of USD 200 million (on a fully diluted and as-converted basis) which reflect a share price of 1.78 USD per preferred D share. (following price adjustment executed in March 2016)

(c)	As part of the Investment Agreement, the parties have agreed to changes in the Security Holders Agreement among InSightec shareholders, including increasing the maximum number of directors to 11, of which Elbit Medical will be entitled to appoint two persons as long as its hold in the aggregate 12.5% or more of InSightec share capital.

As for December 31, 2016, Elbit Medical holds approximately 31.3% of InSightec’s issued and outstanding share capital (25.5% on a fully diluted basis) and York holds 29.5% of InSightec issued and outstanding share capital (24% on a fully diluted basis).

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -	INVESTMENTS IN ASSOCIATES (Cont.)

A.	InSightec Ltd. (“InSightec”) (Cont.):

(4)	Transaction between Insightec’s shareholders:

(a)	On March 30, 2015 InSightec informed the Company , that General Electric Company, Healthcare Division (“GE”), of the first part, and York, other shareholders of InSightec and certain other purchasers, of the second part (the “Purchasers”), have signed and executed an agreement for the sale of 6 million Series C Preferred Shares of InSightec held by GE, which than constitutes approx. 4.2% of InSightec’s issued and outstanding share capital on a fully diluted basis, at a price of USD 1.50 per share.

(b)	On December 28, 2015, InSightec informed Elbit Medical that GE of the first part, and York and certain of Insightec shareholders of the second part have signed and executed an agreement for the sale of 20 million Preferred B and Preferred C Shares held by GE, which constitutes approximately 13% of InSightec’s issued and outstanding share capital (on a fully diluted basis after the closing of the Amendment Share Purchase Agreement), at a price of USD 1.25 per share. Furthermore, GE granted to the purchaser an option to purchase 7.5 million additional Preferred B and B1 Shares from GE, representing approximately 4.8% of InSightec’s issued and outstanding share capital (on a fully diluted basis after the closing of the Amendment Share Purchase Agreement) for the same price (collectively: the “Sold Shares”). The option is exercisable within one to two years following the closing date of the transaction, subject to the conditions stipulated in the agreement.

B.	Gamida Cell Ltd. (“Gamida”):

1.	Gamida is engaged in developing cellular and immune therapies for the treatment of cancer and orphan genetic diseases. As of December 31, 2016, the Group holds, through Elbit Medical 24.66% in Gamida’s voting and equity rights (approximately 22.5% on a fully diluted basis).

Gamida is devoting substantially all of its efforts toward research and development activities. In the course of such activities, Gamida has sustained operating losses and expects such losses to continue in the foreseeable future. Gamida’s accumulated deficit as of December 31, 2016, is USD 97,462 thousand.

Gamida’s auditor’ report with respect to Gamida’s 2016 financial statements includes emphasize of matter with respect to going concern uncertainty. Gamida is addressing its liquidity issues by implementing initiatives to allow the coverage of budget deficit. Such initiatives include equity financing and costs reduction. Gamida’s financial statements do not include any adjustments that may be required should the Company will not be able to continue as a going concern. See also 21 J.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -	INVESTMENTS IN ASSOCIATES (Cont.)

B.	Gamida Cell Ltd. (“Gamida”) (Cont.):

2.	Financing round in Gamida:

On September 1, 2014 Novartis invested USD 35 M in Gamida Cell in exchange for approximately 15% of Gamida Cell’s share capital (fully diluted). On November 5, 2015 Elbit Medical informed that Novartis invested in Gamida Cell an immediate amount of USD 5 M (NIS 19.5 million) in exchange for approximately 2.5% of Gamida Cell’s share capital (fully diluted) and now Novartis holds approximately 18% of Gamida Cell’s share capital fully diluted).

In addition, in the event that by the end of 2017 Gamida shall raise the minimum remaining funding required to cover the Phase III study of NiCord, by way of an equity investment, Novartis will invest in Gamida, subject to certain conditions set in the Agreement, an additional amount of up to USD 10 million (NIS 39 million) (the “Future Investment”).

●	On October 10, 2016, Gamida informed the Company that U.S. Food and Drug Administration (“FDA”) has granted Breakthrough Therapy Designation status to Gamida’s NiCord® (“Nicord”), due to improvement in absorption of neutrophils blood cells in bone marrow transplant for patients with high risk hematological malignancies (blood cancers).

Breakthrough therapy designation is granted to a drug that is intended to treat serious or life-threatening diseases, and that preliminary clinical evidence indicates that the drug may demonstrate substantial improvement on a clinically significant endpoint(s) over available therapies.

A breakthrough therapy designation entitles the company to various benefits, such as: intensive FDA guidance, involvement of senior FDA managers in the process, option for a FDA rolling review of Nicord marketing approval application in the U.S (i.e. the FDA may agree to review parts of the application file which are submitted in phases, with no obligation of filling the whole file prior to the review commencement).

C.	Aggregate information of associates:

	Year ended December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

The Group’s share of loss from continuing operations	(57,630)	(55,980)

The Group’s share of total comprehensive income	(57,630)	(55,980)

Aggregate carrying amount of the Group’s interests in these associates	21,215	80,059

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	INVESTMENTS IN JOINT VENTURES

A.	Investment in Bangalore, India:

2008 Agreement:

In March 2008 a wholly owned subsidiary of EPI (“SPV”), entered into a share subscription and framework agreement (the “Agreement”), with a third party local developer (the “Partner”), to acquire together with the Partner, through the SPV, up to 440 acres of land in Bangalore, India (the “Project”) in certain phases as set forth in the Agreement. As of December 31, 2016, the Partner has surrendered sale deeds to the SPV for approximately 54 acres (the “Plot”). In addition, under the Agreement the Partner has also been granted with 10% undivided interest in the Plot and have also signed a Joint Development Agreement with the SPV in respect of the Plot.

2015 Agreement:

On December 2, 2015 EPI has signed an agreement to sell 100% of its interest in the SPV to the Partner (the “Sale Agreement”). The total consideration upon completion of the transaction was INR 3,210 million (approximately NIS 181 million) which should have been paid no later than September 30, 2016 (“Long Stop Date”). On September 30, 2016, the Company announced that the transaction has not been completed and the parties have reached to preliminary understanding with the partner that the Long Stop Date will be extended subject to payments of advances by the Partner. Accordingly, on the same day the Partner has advanced an amount of INR 5 Crores (approximately NIS 2.8 million) to the SPV. On November 15, 2016, the Partner informed EPI that it will not be able to execute the next advance payments due, in the fourth quarter of 2016.

As a result of the foregoing, the Company has received from the escrow agent the sale deeds in respect of additional 8.3 acres (the “Additional |Property) which has been mortgaged by the Partner in favour of the SPV in order to secure the completion of the transaction on the Long Stop Date. The Additional Property has not yet been registered in favour of the SPV. In addition, as per the Sale Agreement, the Company is acting in order to get full separation from the Partner with respect to the Plot and specifically the execution of the sale deed with respect of the 10% undivided interest, all as agreed in the Sale Agreement.

Through the end of the third quarter of 2016 the Company has included the investment in the SPV as investment in joint venture (50%) under the equity method since under the Agreement the partner was entitled to receive 50% shareholding in the SPV in case he will comply with all of his obligations under the Agreement and specially with respect to the purchase of all the acres included in the Agreement. As a result of the failure of the Partner to complete the transaction under the Sale Agreement and in accordance with the provisions thereto, EPI has 100% control over the SPV and the partner is no longer entitled to receive the 50% shareholding. Accordingly the Company has consolidated the financial statements of the SPV with the Company financial statement in this annual report.

In connection with the revised Sale Agreement signed after this Balance sheet date, please see Note 21 H.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	INVESTMENTS IN JOINT VENTURES (Cont.)

A.	Investment in Bangalore, India (Cont.):

NGT order affecting the Plot:

On May 4, 2016, the National Green Tribunal (“NGT”), an Indian governmental tribunal established for dealing with cases relating to the environment, passed general directions with respect to areas that should be treated as “no construction zones” due to its proximity to water reservoirs and water drains (“Order”). The restrictions in respect of the “no construction zone” are applicable to all construction projects.

The government of Karnataka had been directed to incorporate the above conditions in respect of all construction projects in the city of Bangalore including the Company’s project which is adjacent to the Varthur Lake and have several storm-water crossing it.

An appeal was filed before the Supreme Court of India against the Order. The Supreme Court has stayed the operation of certain portions of the Order. At this stage, it is difficult to predict the amount of time that the Supreme Court of India will take to decide on the matter.

As for December 31, 2016, 2015 and 2014 the Group measured the net realizable value of the project.

The Group financial statements for the year ended December 31, 2016, include increase in the Company’s shareholding in the SPV (as described above) and a decrease in the net realizable value of the Plot. The decrease in the value of the Plot in 2016 was made according to the comparable method and attributable mainly to the new NGT order described above, the interest that the partner still hold in the Plot (10%-as described above), the size of the plot and the non-contiguous land parcel.

As a result, the Group recorded a gain in the total amount of NIS 31.5 million in the Group financial statements for the year ended December 31, 2016 which was recorded as other income

Name of joint venture	Principal activity	Place of incorporation and principal place of activity	Proportion of ownership interest and voting rights held in 2015

Aayas Trade Services Private Limited	Purchase and Development of Residential property	India	50%	50%

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	INVESTMENTS IN JOINT VENTURES (Cont.)

A.	Investment in Bangalore, India (Cont.):

Summarized financial information

Summarized financial information in respect of the Group’s material joint venture is set out below. The summarized financial information below represents amounts shown in the joint venture’s financial statements prepared in accordance with IFRSs.

December 31
2 0 1 5
(In thousand NIS)

Aayas Trade Services Private Limited
Current assets	650
Non-current assets	255,317
Current liabilities	(1,587)
Non-current liabilities	(2,940)

The above amounts of assets and liabilities include the following:
Cash and cash equivalents	22

Aayas Trade Services Private Limited summarized financial information:

Year ended December 31
2 0 1 5
(In thousand NIS)

Loss from continuing operations	(288)
Loss for the year	(288)
Total comprehensive loss for the year	(288)
Depreciation amortization and impairment	-

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the audited consolidated financial statements:

December 31
2 0 1 5
(In thousand NIS)

Net assets of the joint venture	251,440
Proportion of the Group’s ownership interest in the joint venture	50%
Carrying amount of the Group’s interest in the joint venture	125,720

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	INVESTMENTS IN JOINT VENTURES (Cont.)

B.	Investment in joint venture held in Kochi, India:

The Company has rights under certain share subsection agreement to hold 50% shareholding in Indian SPV (“Project SPV”). The Project SPV has entered into an agreement for the purchase of a land located in Kochi, India according to which it has acquired 13 acres (“Property A”) for a total consideration of INR 1,495 million (NIS 84 million) payable subject to fulfilment of certain obligations and conditions by the seller. Up to the balance sheet date the Project SPV has paid INR 720 million (NIS 40 million) to the seller in consideration for the transfer of title in Property A to the Project SPV. The Company’s share in such acquisition amount to approximately NIS 20 million.

On January 14, 2016, the Company has signed an agreement to waive any of its rights and interest in the Project SPV. The total consideration for the Company is INR 10 Crores (approximately NIS 6 million), which will be paid to the Company upon the closing of the transaction. As a result the SPV recorded NIS 6 million impairment expenses. Such impairment was included in the Company’s profit and loss for 2015, as share in losses of associates.

The transaction is subject to certain conditions precedent, and closing will take place (as extended) once these conditions are met and no later than December 31, 2017. The local Investor has provided certain security in order to guarantee the aforementioned deadline.

C.	Sale of Riga Plaza:

On September 15, 2016, PC’s jointly controlled subsidiary, in which PC has a 50% stake, has completed the sale of Riga Plaza commercial centre in Riga, Latvia, to a global investment fund. Following a price adjustment mechanism and costs incurred in respect of the completion of the sale, PC received EUR 17.8 million (NIS 72 million) in cash after repayment of banks loan (representing Plaza’s share of the sale of the business), with an additional EUR 0.7 million (NIS 3 million) expected to be received within the next 24 months after balance sheet date.

D.	Aggregate information of joint ventures that are not individually material:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

The Group’s share of profit from continuing operations	3,317	13,200
The Group’s share of total comprehensive income	3,317	13,200
Aggregate carrying amount of the Group’s interests in these joint ventures	5,750	86,404

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF

A.	Elbit Medical Technologies:

Elbit Medical Technologies Ltd., is an Israeli company traded on the TASE (“Elbit Medical”) which holds the medical business of the Group through the holdings of two portfolio companies: InSightec (25.5% holding on a fully diluted basis) and Gamida (22.5% holding on a fully diluted basis). For additional information in respect of InSightec and Gamida - see note 5A and B.

As for December 31, 2016, the Company holds 89.9% (85.6% on a fully diluted basis) of the issued and outstanding share capital of Elbit Medical.

B.	Plaza Center N.V. (“PC”):

(1)	PC conducts its activities in the field of establishing, selling and operating (until their sale) Commercial centers, as well as other mixed use projects (retail, office, residential) in Central and Eastern Europe. As of December 31, 2016, the Group holds 44.9% in PC’s voting and equity rights (42.7% on a fully diluted basis).

Pc’s financial statement as for December 31, 2016 and for the year then ended was reissuance and replace those financial statements which were approved on May 15, 2017 which contained a report in which PC’s former independent auditor, KPMG Hungaria Kft. (“KPMG”), rendered their opinion with disclaimer with regard to PC’s consolidated financial statements.

(2)	Going concern and liquidity position of PC:

PC’s consolidated financial statements have been prepared on a going concern basis, which assumes that PC will be able to meet the mandatory repayment obligations of its banking facilities and debentures, and other working capital requirements.

PC’s primary need for liquidity is to repay its debt, fund working capital requirements of the operating shopping centers, develop new shopping centers and fund general corporate purposes. PC has incurred losses and experienced negative operating cash flows for the past several years, and accordingly, it has taken a number of actions to continue to support its operations and meet its obligations.

As at December 31, 2016 PC outstanding obligations to bondholders and banks are EUR 186.4 million (NIS 754 million) and EUR 82.3 million (NIS 333 million), respectively.

In November 2016, PC agreed with its bondholders to amend the terms of the early repayment requirement under the original debt restructuring plan (the “Restructuring Plan”). On March 15, 2017, PC repaid the required minimum early repayment to its bondholders and thus obtained a deferral of one year for the remaining contractual obligations of the debentures.

Information concerning PC’s obligations and commitments to make future payments under contracts such as debt agreements in the next 18 months starting July 1, 2017 is aggregated in the following tables.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (CONT.)

B.	Plaza Center N.V. (“PC”) (Cont.):

(2)	Going concern and liquidity position of PC (Cont.):

Contractual Obligations	Total Payment Due by period (in TEUR)			Total Payment Due by period (in TNIS)
	Within 1 year		Within 1-1.5 years	Within 1 year		Within 1-1.5 years

Debentures including current portion and interest	56,800	(*)	26,300	229,687	(*)	106,351
Secured bank loan (Torun)	43,596		-	176,293		-
Total contractual obligations (excluding working capital)	100,396		26,300	405,980		106,351
General & administrative	3,800		1,100

(*)	An amount of circa EUR 56.5 million (NIS 228 million) was repaid (excluding interest paid on January 1, 2017) by the date of approval of PC’S consolidated financial statements following the balance sheet date

PC expects to increase the amount of its liquid balances during the next 18 months starting July 1, 2017, by means of the following actions:

Sale of shopping centers in amount of EUR 44.3 million (NIS 179 million)

Sale of plots of lands in amount of EUR 43.8 million (NIS 177 million)

NOI and other income EUR 3.3 million (NIS 13 million)

PC’s management expects that PC will be able to meet the remaining contractual obligations during the 18 months period starting July 1, 2017 by a combination of its assets disposal program and cash generated from operating shopping centers.

PC’s management acknowledges that the above expected cash flows are based on forward-looking plans and estimations which rely on the information known to PC’s management at the time of the approval of PC’s financial statements. The materialization of the above forecast is not certain and are subject to factors beyond PC’s control. Therefore, delays in the realization of PC’s assets and investments or realization at lower price than expected by PC’s management, could have an adverse effect on PC’s liquidity position and its ability to meet its contractual obligations on a timely manner.

PC’s management further acknowledges that PC is exposed to foreign currency risk derived from borrowings denominated in currency other than the functional currency of PC, more specifically, a further devaluation of the EUR against the NIS can significantly increase the remaining contractual obligation to bondholders.

As described in Note 13 E (3) a, at the end of the reporting period PC is in compliance with financial covenants required under the Restructuring Plan, except as described below However, as of the date of the approval of PC consolidated financial statements, PC is near the minimum ratio required in respect to the Coverage Ratio Covenant.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (CONT.)

B.	Plaza Center N.V. (“PC”) (Cont.):

(2)	Going concern and liquidity position of PC (Cont.):

However, based on trust deeds in case of material deterioration in PC’s business and substantial suspicion exists that PC will not be able to repay the bonds on time, the bondholders may declare immediate repayment of bonds. In addition, should the bondholders exercise their right to declare immediate repayment, there is a cross default trigger in PC’s bank loan agreements that would allow the banks to demand repayment of the loans made.

Since PC did not publish its financial statements within the deadline set out in the bond trust deeds and has not remedied the situation within the allowed time. This entitles the Bondholders to declare that all or a part of their respective (remaining) claims become immediately due and payable.

Since the trading of the PC’s ordinary shares, Series A Notes and Series B Notes have been suspended from trading on the relevant exchanges. This may entitle the Bondholders to declare that all or a part of their respective (remaining) claims become immediately due and payable.

In the case that the Bondholders would declare their remaining claims to become immediately due and payable, PC would not be in a position to settle those claims and would need to enter to an additional debt restructuring or might cease to be a going concern. As at the date of approval of PC’S financial statements the Bondholders have not taken steps to assert their rights.

As of December 31, 2016, there are significant risks and uncertainties pertaining to the achievement of PC’s cash flow forecasts, which include the occurrence of events, which are beyond PC’s sole control. PC’s financial statements as of September 30, 2016 includes an auditor’s opinion with emphasis of matter to going concern uncertainty. As a result, there is a risk that the bonds holders could argue there exists a substantial suspicion with respect to PC’s ability to repay its obligations that entitles them to immediate repayment. Should this occur there is a risk that the banks with whom PC has loans in place will also demand immediate repayment of the loans made to PC. PC would be unable to meet the demands of its bondholders and its banks. Accordingly, as of December 31, 2016 PC has classified the entire debentures outstanding amounting to EUR 178,370 thousand and interest-bearing loans in amount of EUR 82,275 thousand as current liabilities.

A combination of the abovementioned conditions indicates the existence of a material uncertainty that casts significant doubt about the PC’s ability to continue as a going concern.

There are no additional implications for the Group other than mention above.

(3)	PC’s non-controlling interest details:

Place of incorporation	Proportion of ownership interests and voting rights held by non-controlling interests		Loss allocated to non-controlling interests		Accumulated non-controlling interests
	December 31		December 31		December 31
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
			NIS’000	NIS’000	NIS’000	NIS’000

Netherland	55%	55%	(109,934)	(112,524)	121,615	248,831

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (Cont.)

B.	Plaza Center N.V. (“PC”): (Cont.)

(4)	PC’s summarized financial information (The summarized financial information below represents amounts before intragroup eliminations):

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Current assets	94,721	113,297
Non-current assets	1,207,882	1,561,644
Current liabilities	(1,098,525)	(515,176)
Non-current liabilities	(55,990)	(796,277)
Equity attributable to owners of the Company	(26,473)	(114,657)
Non-controlling interests	(121,615)	(248,831)

	For the year ended December 31
	2 0 1 6	2 0 1 5	4 1 0 2
	(In thousand NIS)

Revenue	192,435	283,926	315,232
Expenses	(394,085)	(500,262)	(880,722)
Loss for the year from continuing operations	(201,650)	(216,336)	(565,490)
Loss for the year	(201,650	((216,336)	(565,490)

Loss attributable to owners of the Company	(91,080)	(97,122)	(349,572)
Loss attributable to the non-controlling interests	(110,570)	(119,214)	(215,918)
Loss for the year	(201,650)	(216,336)	(565,490)

Other comprehensive income attributable to owners of the Company	519	5,452	4,733
Other comprehensive income attributable to the non-controlling interests	636	6,690	2,123
Other comprehensive income for the year	1,155	12,142	6,856

Total comprehensive (loss) attributable to owners of the Company	(90,561)	(91,670)	(344,839)
Total comprehensive (loss) attributable to the non-controlling interests	(109,934)	(112,524)	(213,795)
Total comprehensive (loss) for the year	(200,495)	(204,194)	(558,634)

Net cash inflow (outflow) from operating activities	(260,148)	(10,481)	162,587
Net cash inflow (outflow) from investing activities	165,014	92,273	7,702
Net cash (outflow) from financing activities	(144,980)	(159,363)	(134,868)
Net cash inflow (outflow)	(240,114)	(77,571)	30,856

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -	ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

B.	Plaza Center N.V. (“PC”) (Cont.):

(5)	Pursuant to PC’s restructuring PC shall not make any dividend distributions, unless (i) at least 75% of the Unpaid Principal Balance of the Notes has been repaid and the Coverage Ratio on the last Examination Date prior to such Distribution is not less than 150% following such distribution, or (ii) a Majority of the Plan Creditors consents to the proposed distribution.

Notwithstanding the aforesaid, in the event an additional capital injection of at least NIS 85 million occurs, then after one year following the date of the additional capital injection million, no restrictions other than those under the applicable law shall apply to dividend distributions in an aggregate amount of up to 50% of such additional capital injection.

(6)	Pursuant to PC’s restructuring plan, PC will assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of the Unsecured Debt.

As for the amendment to an early prepayment term under the restructuring plan see note 11 E

C.	BEA Hotels N.V. (“BH”):

Bea Hotels N.V (“BH”) is indirect wholly owned subsidiary of the Company. BH, holds the rights in of approximately 98% of SC Bucuresti Turism S.A. (“BUTU”) which owns the Radisson hotel complex which include the Raddison Blu hotel and the Park Inn hotel in Bucharest, Romania.

On June 9, 2015 BUTU delisted its share from the RASDAQ as consequence shareholders holding 21.48% of BUTU, exercised their right to withdraw from BUTU. The total amount paid by BUTU for such withdrawal requests was approximately EUR 13.9 million (NIS 61 million). An amount of EUR 2 million (NIS 8 million) was financed by BUTU from its own resources and the remainder in the amount of approximately EUR 11.9 million (NIS 52 million) was financed by the Company through shareholder loan granted to BUTU.

As a result all the shares acquired by BUTU during the delisting process were cancelled and the share capital of BUTU has decreased accordingly. Following the share capital decrease, the Company holds (indirectly) approximately 98% of BUTU’s share capital.

As consequences of this transaction in 2015 the Company shareholder’s Equity was decreased in the amount of NIS 61 million out of which 55 million were attributable to the non-controlling interest and NIS 6 million were attributable to the shareholder of the Company.

D.	Elbit- Plaza India Real Estate Holding Ltd. (“EPI”):

The Company and PC each holds 47.5% of the shares of of Elbit Plaza India Real Estate Holdings Limited (“EPI”) which holds plots in Bangalore and Chennai, India (see note 4D and 6A). The remaining 5% equity rights are held by the Company’s former Executive Vice Chairman (VC) of the Board.The VC Shares shall not be entitled to receive any distributions or payment from the EPI until the Group’s investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in EPI have been fully repaid. The Company and PC each have the right to appoint 50% of the board members of EPI.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	PROPERTY, PLANT AND EQUIPMENT

A.	Composition:

	December 31, 2016
	Real estate
	Hotels at revaluation model (*)		At cost model
	Operating (**)	plot designated for hotel (see E below)	Land and buildings	Other fixed assets	Total
	(in thousand NIS)
Cost:
Balance as of January, 1	678,516	18,700	16,049	38,078	751,343
Adjustment of Depreciation and amortization balance as of December 31, 2016	(37,017)	-	-	-	(37,017)
Additions during the year	2,473	-		68	2,541
Revaluation of hotels during the year	106,842	-	-	-	106,842
Disposals during the year	-	(18,700)	-	(5,712)	(24,412)
Foreign currency translation adjustments	(38,908)	-	(813)	(918)	(40,639)
Balance as of December, 31	711,906	-	15,236	31,516	758,658

Accumulated depreciation:
Balance as of January 1,	-	-	7,858	31,129	38,987
Adjustment of Depreciation and amortization balance as of December 31, 2016	(37,032)	-	-	-	(37,032)
Additions during the year	37,032	-		307	37,339
Disposals during the year	-	-		(5,513)	(5,513)
Foreign currency translation adjustments	-	-	(376)	(872)	(1,247)
Balance as of December, 31	-	-	7,482	25,051	32,533

Provision for impairment:
Balance as of January, 1	-	3,700	-	4,490	8,190
Balance as of December, 31	-	-	-	4,490	4,490

Net book value	711,906	-	7,754	1,975	721,635

(*)	Had the Group continued to present the hotel based on the cost model, their net book value as of December 31, 2016, would have been NIS 284 million.

(**)	See Note 21 M

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	PROPERTY, PLANT AND EQUIPMENT (Cont.)

A.	Composition (Cont.):

	December 31, 2015
	Real estate
	Hotels at revaluation model (*)		At cost model
	Operating	plot designated for hotel (see E below)	Land and buildings	Other fixed assets	Total
	(in thousand NIS)
Cost:
Balance as of January, 1	880,198	18,700	29,125	41,061	969,084
Adjustment of Depreciation and amortization balance as of December 31, 2015	(32,135)	-	-	-	(32,135)
Additions during the year	23,182	-		241	23,423
Revaluation of hotels during the year	102,271	-	-	-	102,271
Disposals during the year	(199,716)	-	(13,076)	(3,225)	(216,017)
Foreign currency translation adjustments	(95,283)	-	-	-	(95,283)
Balance as of December, 31	678,517	18,700	16,049	38,077	751,343

Accumulated depreciation:
Balance as of January 1,	-	-	15,124	31,490	46,614
Adjustment of Depreciation and amortization balance as of December 31, 2015	(32,135)	(49)	-		(32,184)
Additions during the year	32,135	49	722	166	33,072
Disposals during the year	-	-	(7,988)	(527)	(8,515)
Balance as of December, 31	-	-	7,858	31,129	38,987

Provision for impairment:
Balance as of January, 1	-	-	-	4,490	4,490
Impairment loss recognized	-	3,700	-	-	3,700
Balance as of December, 31	-	3,700	-	4,490	8,190

Net book value	678,517	15,000	8,191	2,458	704,166

(*)	Had the Group continued to present the hotels based on the cost model, their net book value as of December 31, 2015, would have been NIS 327 million.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	PROPERTY, PLANT AND EQUIPMENT (Cont.)

B.	Composition of real estate assets included in property plant and equipment distinguished between freehold and leasehold rights:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Freehold rights	711,906	678,531
Leasehold rights	-	15,000
Net book value	711,906	693,531

C.	Annual depreciation rates - see note 2L(ii).

D.	As of December 31, 2016, the Group pledged property plant and equipment in the amount of NIS 712 million in order to secure borrowings provided to the Group by financial institutions, mainly with respect to the hotel. See also note 11 C (2).

E.	On June 23, 2016, the Company announced a termination of the lease agreement with the Israel Land Administration (“ILA”) in respect of plot located in, Tiberias Israel.

Following the termination of the Agreement, ILA released two bank guarantees in the aggregated amount of approximately NIS 13 million, which have been provided to ILA in order to secure the Company’s undertakings under the lease agreement and an additional amount of approximately NIS 24 million. The company recorded a gain in the amount of NIS 8 million.

F.	Description of valuation techniques used and key inputs to valuation of hotels:

	Operating Hotels	2016	2015
Valuation technique	Significant unobservable Inputs	Range (weighted average)	Range (weighted average)

DCF method	Average daily rate	EUR 72 -EUR 123	€75 - €104
	Capitalization rate and exit yield	7.75%-8%	8%
	Discount rate	9.5%	10%

●	IFRS 13 standard requires to categories fair value valuations according to Levels 1 to 3 based on the degree to which the significant inputs of fair value are observable Under IFRS 13, Level 3 is related to fair value measurements derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs). Accordingly, hotels which are measured at the DCF approach are categorized as Level 3.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	SHORT-TERM CREDITS AND BORROWING

A.	Composition short-term credits:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Current maturities (*) (**)	1,128,768	726,763
	1,128,768	726,763

(*)	The Balance as of December 31, 2016, is comprised mainly:

(i)	the Company bank loan to Bank Hapolim in the amount of NIS 59 million

(ii)	PC’s notes in the total amount of NIS 721 million (see note 7 B (2))

(iii)	PC subsidiaries bank loan’s current maturities in the amount of NIS 333 million - according to PC’S loan agreements with all banks, a default in any of the banks loans would trigger a cross default. In addition, a default according to PC’s trust deeds, would trigger a cross default of all loans. As of December 31, 2016 the bondholders may demand immediate repayment based on trust deeds (see note 7 B(2)). As a result, the banks are entitled to claims immediate repayment of loans. Therefore bank loans were reclassified to current liabilities.

(**)	On December 6, 2016, PC has acquired a bank loan of approximately EUR 10 Million (NIS 40 million) (including accrued interest), which is held against Pc’s plot in Romania, for a total consideration of EUR 1.35 million (NIS 5.5 million). The Lender has transferred all the collateral associated with the project related to the loan to PC, while also releasing PC from its recourse loan. As part of the terms of the transaction, the Lender has been granted a purchase option for a term of three years, to acquire the plot for EUR 1.1 million (which is the amount the plot is presented in PC reports). As a result of this transaction, PC recorded gain in the amount of NIS 37million included in finance income.

B.	Liens and financial covenants - see note 13D and 13E respectively.

NOTE 10 -	PAYABLES AND OTHER CREDIT BALANCES

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Income taxes	3,070	2,516
Other governmental institutions	1,235	1,574
Wages and fringe benefits	2,235	4,019
Accrued interest payable	-	12,071
Derivative (i)	1,831	1,851
Derivative that are designated and effective as hedging	-	1,977
Obligation in respect of plot purchase		5,861
Income in advance	6,429	8,547
Provision (see also note 13)	15,354	13,974
Accrued expenses, and others	16,545	11,390
	46,699	63,780

(i)	In respect of Torun project loan. The project company pays fixed interest rate of 1% and receives three months Euribor on a quarterly basis, until December 31, 2017.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	BORROWINGS

A.	Composition:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

At amortized cost:
Loans from banks and financial institutions (see C below)	761,710	846,246
Notes issued by the Company (see D below)	498,637	553,265
Notes issued by PC (see E below)	721,292	771,172
	1,981,639	2,170,683
Less - current maturities (see note 9)	(1,128,769)	(726,763)
	852,870	1,443,920

B.	Linkage basis and interest rates:

	December 31, 2016
	Interest rates	(in thousand
	%	NIS)

NIS	Israeli CPI + 6 - 6.9	1,177,224
EURO	Euribor + 1.65 - 5	702,628
EURO	Libor + 4.65	59,082
PLN	6m Wibor + 6	42,705
		1,981,639

C.	The following table provides breakdown of the Group’s loans from banks and financial institutions:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Loans provided to the Company See (1)	59,082	157,459
Loans provided to PC (mainly with respect to trading property) (3)	332,705	435,351
Loans provided to SPV holding the Radisson Complex (2)	369,923	253,436
	761,710	846,246

For collaterals and financial covenants see also note 13D and E.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	BORROWINGS (Cont.)

C.	The following table provides breakdown of the Group’s loans from banks and financial institutions: (Cont.)

(1)	Bank Hapoalim Refinancing Agreement:

The total amount outstanding under the Bank Hapoalim loan is EUR 14.6 (NIS 59 million). The loan principal will be repaid in a single instalment at November 30, 2017. The loan bears interest of LIBOR + 3.45% (to be paid on a quarterly basis) per annum plus an additional annum 1.2% which shall accrue and be paid in a single instalment on the maturity date of the loan principal. The Company shall be entitled to prepay the loan without prepayment fines or fees provided that such prepayment will be made on the interest payment date only. If and in the event that the Company shall prepay its debt to the Noteholders, in whole or any part thereof, from the Company’s internal sources (i.e., other than from a raising of capital and/or alternative debt), then the Company shall prepay the Bank an amount equal to the amount paid to the Noteholders on such date multiplied by the ratio between the Company’s debt to the Bank and the Company’s total debt to the Bank and to the Noteholders as of such date. As for collaterals and covenants see note 13D(1) and E(2).

(2)	Refinancing of the Radisson Blu hotel in Bucharest:

On March 10, 2016 “BUTU” as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders (the “Lenders”) and the Company as guarantor have amended and restated the existing facility agreement signed on 16 September 2011 (the “Existing Facility Agreement”), through an amended and restated facility agreement (the “Amended and Restated Facility Agreement”).

According to the Amended and Restated Facility Agreement, the Lenders shall increase the loan to BUTU outstanding under the Existing Facility Agreement up to EUR 97 million (NIS 392 million) (the “New Facility Amount”). The New Facility Amount shall be drawn down in two tranches, with tranche A in the amount of up to EUR 85 million (NIS 344 million), which BUTU shall be able to utilize until March 31, 2016, and tranche B in the amount of up to EUR 12 million (NIS 48 million), which BUTU shall be able to utilize starting with September 30, 2016. The proceeds of the New Facility Amount shall be used, inter alia, to refinance certain outstanding loans under the Existing Facility Agreement. The surplus of the New Facility Amount will be used for the repayment of all existing shareholder loans granted to BUTU by Elbit Group.

The principal of the New Facility Amount will be repayable in quarterly instalments and a balloon repayment at 31 December 2020. The New Facility Amount will bear an annual interest of Euribor plus margin of 3.75%, which will be hedged by BUTU in accordance with the provision of the Amended and Restated Facility Agreement (the interest after the hedge will be 3.83%).

The New Facility Amount is secured by first rank real estate mortgage on the hotel complex owned by BUTU, security interest over the shares of BUTU and certain other securities stipulated in the Amended and Restated Facility Agreement. In addition, the Company has provided a corporate guarantee to secure the New Facility Amount, whereby the Company guarantees all of BUTU’s payment obligations under the Finance Documents (except for the balloon repayment at 31 December 2020).

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	BORROWINGS (Cont.)

C.	The following table provides breakdown of the Group’s loans from banks and financial institutions: (Cont.)

(2)	Refinancing of the Radisson Blu hotel in Bucharest: (Cont.)

On March 23, 2016, BUTU has drawn down the first of the two tranches of the loan in the amount of EUR 85 million (NIS 344 million) (“Tranche A”). The amount received by the Company, after the refinance of certain outstanding loans under the original facility agreement, is approximately EUR 24.4 million (NIS 100 million) out of which an amount of EUR 15 million (NIS 60 million) was used for the prepayment of the loan to Bank Hapoalim B.M, as per the amendment to the loan agreement with Bank Hapoalim (see C below).

On November 21, 2016, BUTU has drawn down the second tranches of the loan in the amount of EUR 12 million (NIS 49 million) under the Amended and Restated Facility Agreement. Following the drawdown, the total outstanding amount of the loan is approximately EUR 91.5 million (net of Cost of raising loans) (NIS 370 million).

EUR 7 million (NIS 29 million) was used by the Company for a principal payment to Bank Hapoalim.

(3)	Development facility agreed for Belgrade Plaza (Visnjicka):

On June 21, 2016 PC has signed a EUR 42.5 million (NIS 172 million) loan agreement to support the development of Belgrade Plaza (Visnjicka) in the Serbian capital, Belgrade, from a consortium of banks led by the Hungarian bank OTP Bank Plc. AS of the balance sheet date, the outstanding amount of the loan is EUR 11.5 million (NIS 46 million).

For the sale of the project see note 21 D

D.	(1)	Issuance of notes by the Company:

On February 20, 2 0 1 4 two series of notes were issued by the Company:

The first series of notes (“Series H”) was in the aggregate principal amount of NIS 448 million, repayable in a single payment at May 31, 2018. The second series of notes (“Series I”) was in the aggregate principal amount of NIS 218 million, repayable in a single payment at December 1, 2019. Both series of the notes are bearing interest at the rate of 6% per annum and are linked to the Israeli consumer price index. Interest on the series H notes will be payable in cash on a semi-annual basis, while interest on series I notes will be accrued to the principal and will be payable on the final maturity date.

In addition, the notes include mandatory prepayment provisions in the event the Company pays a cash dividend or makes any other distribution, such that the Company is obligated to prepay an amount equal to the amount distributed by the Company, in the following order: (i) first, towards all unpaid amounts under the Series H, and (ii) secondly, towards all unpaid amounts under Series I.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	BORROWINGS (Cont.)

D.	(1)	Issuance of notes by the Company:

The following table present the terms of the Company’s Notes as for 31.12.2016:

	Effective interest rate	interest rate	Principal final maturity	Adjusted par value	Carrying amounts as at December 31 2016
	%	%		(in thousand NIS)

Series H notes	9.47	CPI+6	2018	296,160	282,935
Series I notes	12.8	CPI+6	2019	217,279	172,954
Accumulated interest on Series I notes				42,748	42,748
				556,187	498,637

The Company notes as for 31.12.2015:

	Effective interest rate	interest rate	Principal final maturity	Adjusted par value	Carrying amounts as at December 31 2015
	%	%		(in thousand NIS)

Series H notes	9.47	CPI+6	2018	390,528	362,053
Series I notes	12.8	CPI+6	2019	217,279	163,221
Accumulated interest on Series I notes				27,991	27,991
				635,798	553,265

For collaterals see note 13D(2).

(2)	Buyback plan of Company’s debentures:

As for December 31, 2016, the Company purchased NIS 150 million par value from series H, for a total consideration of NIS 138 million, resulting in a gain of NIS 2.3 million in 2016 and NIS 3.4 million 2015 which was recorded in the statement of income. All the notes repurchased have been fully redeemed. See also note 16F.

As for December 31, 2016, the Company has open program to repurchase up to additional NIS 42 million of Series H note effective until August 18, 2017.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	BORROWINGS (Cont.)

E.	PC’s notes:

The following table present PC’s notes as of December 31, 2016:

	Effective interest rate	Contractual interest rate	Principal final maturity (*) (**) (***)	Adjusted par value	Carrying amounts as at December 31 2016
	%	%		(in thousand NIS)

Series A Notes	9.47%	CPI+6	2020	257,772	248,716
Series B Notes	13.48%	CPI+6.9	2019	453,264	429,871
Polish Notes	10.46%	6%+ 6M WIBOR	2018	42,988	42,705
				754,024	721,292	(*)

The following table present PC’s notes as of December 31, 2015:

	Effective interest rate	Contractual interest rate	Principal final maturity	Adjusted par value	Carrying amounts as at December 31 2015
	%	%		(in thousand NIS)

Series A Notes	11.6%	CPI+6	2020	280,715	250,867
Series B Notes	13.8%	CPI+6.9	2019	525,864	465,280
Polish Notes	10.8%	6%+ 6M WIBOR	2018	55,731	55,025

(*)	The Debentures are classified as current liabilities (see note 7 B(2)).

(**)	Pursuant to PC’s Restructuring Plan, PC will assign 75% of the net proceeds received from the sale or refinancing of any of its assets as early repayment.

(***)	Approved amendment to an early prepayment term under the Restructuring

PC has implemented the restructuring plan that was approved by the Dutch court on July 9, 2014 (the “Restructuring Plan”).

Under the Restructuring Plan, principal payments under the notes that originally due in the years 2013 to 2015 were deferred for a period of four and a half years, and principal payments originally due in 2016 and 2017 were deferred for a period of one year (the “Extended Repayment Schedule”).

The Restructuring Plan further provides that, if PC does not prepay an aggregate amount of at least NIS 434 million on the principal of the notes on or before December 1, 2016 (the “Early Prepayment”), the principal payments due under the Extended Repayment Schedule will be advanced by one year (the “Accelerated Repayment Schedule”).

On November 29, 2016, PC’s note holders approved to a postponement of the Early Prepayment date by up to four months and the reduction of the total amount of the required Early Prepayments to at least NIS 382 million (a reduction of 12% on the original amount).

In addition, PC agreed to pay to its Noteholders, on March 31, 2018, a one-time consent fee in the amount of approximately EUR 488 thousand (NIS 2 million) (which is equal to 0.25% from the Company’s outstanding debt under the Notes at that time) (the “Consent Fee”). The consent Fee shall be paid to PC’s Noteholders on a pro rata basis.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	BORROWINGS (Cont.)

E.	PC’s notes (Cont.):

In addition to the above, the following terms were approved by the Note holders:

a.	Casaradio proceeds - If PC shall sell the Casaradio project located in Romania (hereinafter: the “Project”) to a third party, including by way of selling its holdings in any of the entities through which the Company holds the Project (and said sale shall be carried out before the full repayment of the debentures and until no later than December 31, 2019 (’‘Final Date”), for an amount which exceeds EUR 45 million net (i.e. after brokerage fees (if any), taxes, fees, levies or any other obligatory payment due to any authority in respect to the said sale) which shall actually be received by PC, then the holders of notes shall be eligible for a one-time payment (which shall come in addition to the principal and interest payments in accordance with the repayment schedule), in certain amounts specified in tranches.

b.	Registering of Polish bonds for trade - PC has committed to undertake best efforts to admit the Polish bonds for trading on the Warsaw Stock Exchanges and proceeding in this respect are ongoing.

As for the date of the approval of the financial statement PC repaid the bondholder the entire NIS 382 million and thus obtained a deferral of one year for the remaining contractual obligations of the debentures.

(***)	The net cash flow received by PC following an exit or raising new Financial indebtedness (except if taken for the purpose of purchase, investment or development of real estate asset) or refinancing of Real estate Asset’s after the full repayment of the asset’s related debt that was realized or in respect of a loan paid in case of debt recycling (and in case where the exit occurred in the subsidiary - amounts required to repay liabilities to the creditors of that subsidiary) and direct expenses in respect of the asset (any sale and tax costs, as incurred) , will be used for repayment of the accumulated interest till that date in all of the series (in case of an exit which is not one of the four shopping centers only 50% of the interest) and 75% of the remaining cash (following the interest payment) will be used for an early repayment of the close principal payments for each of the series (A, B, Polish) each in accordance with its relative share in the deferred debt. Such prepayment will be real repayment and not in bond purchase.

Revised effective interest rate:

As a result of the non-substantial modifications of terms regarding the approved amendment described above, PC calculated a new effective interest rate as follows:

	Effective interest rate
	Before the amendment	after the amendment
Series A Debentures	11.58%	9.47%
Series B Debentures	13.83%	13.48%
Polish Debentures	10.83%	10.46%

For PC’s notes collaterals and covenants - see note 13D(3) and 13E(3).

F.	Liens and financial covenants - see note 13D and 13E.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES

A.	Composition:

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

Current	3,292	2,166	205
Deferred	(386)	3,465	(2,492)
	2,906	5,631	(2,287)

B.	Principle tax laws applicable the major Group companies in their country of residence:

(1)	Israel:

a.	Corporate tax rate applicable to companies in Israel in 2016, 2017 and 2018 is 25%, 24% and 23% respectively (in 2015 and 2014 - 26.5%).

b.	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

(1)	(i)	Taxation of profits of foreign companies considered as Controlled Foreign Companies (“CFC”), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) more than 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed as a dividend representing its respective share in such profits (“Deemed Dividend”).

(ii)	Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

A Deemed Dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, less withholding taxes which would have been paid abroad in respect of such dividend, had it in fact been distributed. Each Israeli resident company has the right to elect, at its sole discretion, to be assessed according to the Israeli corporate tax rate less taxes payable abroad in respect of these profits (including under certain circumstances taxes payable by a company held by the distributing company), as the case may be.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES (Cont.)

(2)	Capital gain from the realization of assets which were acquired subsequent to January 1, 2003 will be taxed at a rate of 25%. Capital gain for assets which were acquired before January 1, 2003, will be taxed at a rate of 25% for the portion of the gain relating to the period subsequent to this date up to the realization date and corporate tax rate for the portion of the gain relating to the period from the acquisition date up to January 1, 2003.

(3)	Method of loss offsetting - regarding business losses, capital losses, passive losses, marketable securities losses and CFC losses.

B.	Principle tax laws applicable to the major Group companies in their country of residence: (Cont.)

(2)	The Netherlands:

a.	Companies resident in the Netherlands are subject to corporate income tax at the general rate of 25%. The first EUR 200,000 of profits is taxed at a rate of 20%. Tax losses may be carried backwards for one year and carried forward for nine years.

b.	Under the participation exemption rules, income (including dividends and capital gains) derived by Netherlands companies in respect of qualifying investments in the nominal paid up share capital of resident or non resident investee companies, is exempt from Netherlands corporate income tax provided the conditions as set under these rules have been satisfied. Such conditions require, among others, a minimum percentage ownership interest in the investee company and require the investee company to satisfy at least one of the following tests:

(i)	Motive Test, the investee company is not held as passive investment;

(ii)	Tax Test, the investee company is taxed locally at an effective rate of at least 10% (calculated based on Dutch tax accounting standards);

(iii)	Asset Test, the investee company owns (directly and indirectly) less than 50% low taxed passive assets.

c.	Dividend distributions from a Netherlands company to qualifying Israeli corporate shareholders holding at least 25% of the shares of such Netherlands company is subject to withholding tax at a rate of 5% provided certain compliance related formalities have been satisfied.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES (Cont.)

C.	Effective tax rate:

The following is reconciliation between the income tax expenses computed on the pretax income at the ordinary tax rates applicable for the Company (“the theoretical tax”) and the tax amount included in the consolidated statement of operations:

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

Profit (loss) before income taxes	(309,162)	(316,165)	783,545

Israeli company’s statutory tax rate (%)	25	26.5	26.5

The theoretical tax	(77,291)	(83,784)	207,639
Differences in tax burden in respect of:
Exempt income, net of unrecognized expenses	953	10,286	79,018
Prior-year losses for which deferred taxes had not previously been recorded, including utilization	(2,814)	(17,805)	(468,683)
Losses and other timing differences for which deferred taxes had not been recorded	58,328	130,822	94,931
The effect of different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	(3,309)	(33,655)	32,447
Differences in tax rates on income of foreign subsidiaries	11,757	(13,146)	43,663
The Group’s share in results of associated companies	13,574	11,620	5,272
Other differences, net	1,762	1,293	3,426
	2,906	5,631	(2,287)

D.	Carry forward losses and deductions:

As of December 31, 2016, the Group companies had accumulated tax losses and deductions amounting to NIS 1,207 million, which may be utilized in the coming years against taxable income at rates ranging from 12.5% to 35% depending on the country of residence. The realization of the carry-forward losses is subject to taxable income available in those periods when these losses are deductible.

Tax laws in respect of certain Group subsidiaries operating outside of Israel have set a time limitation on the utilization of losses. Accordingly, the right to utilize carry-forward losses in the amount of NIS 1,207 million, against taxable income, will gradually expire over the following years:

December 31
2016
(in thousand NIS)

2017	2,624
2018	94,431
2019	120,682
2020 and thereafter	977,155
1,194,892

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES (Cont.)

E.	Deferred income taxes:

(1)	Composition:

	Year ended December 31, 2016
	Balance as of January 1, 2016	Charge to profit and loss account	Charged to revaluation reserve	Foreign currency translation adjustments	Balance as of December 31, 2016
	(In thousand NIS)

Differences between book value of property, plant and equipment and value for income tax purposes	(82,990)	1,319	(17,046)	6,245	(2,472)
Temporary difference associated with investment in subsidiaries	-	(7,216)	-	-	(7,216)
Timing differences - income and expenses	(15,969)	6,721	(319)	913	(8,654)
Carry forward tax losses and deductions	17,900	(425)	-	(2,075)	15,400
Net deferred taxes	(81,059)	399	(17,365)	5,083	(92,942)

	Year ended December 31, 2015
	Balance as of January 1, 2015	Charge to profit and loss account	Charged to revaluation reserve	Foreign currency translation adjustments	Balance as of December 31, 2015
	(In thousand NIS)

Differences between book value of property, plant and equipment and value for income tax purposes	(72,290)	(729)	(18,333)	8,452	(82,990)
Timing differences - income and expenses	(34,228)	15,517	(530)	3,272	(15,969)
Carry forward tax losses and deductions	39,656	(18,252)	-	(3,594)	17,900
Net deferred taxes	(66,862)	(3,464)	(18,863)	8,130	(81,059)

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES (Cont.)

E.	Deferred income taxes (Cont.):

(2)	The deferred taxes are presented as follow:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Long-term liabilities	(92,942)	(82,787)
Long-term receivables	-	1,728
	(92,942)	(81,059)

(3)	The Group did not record deferred tax assets in respect of the following items:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Timing differences - income and expenses	1,602	1,651
Carry forward tax losses and deductions	270,882	310,717
	272,484	312,368

F.	Final tax assessments:

The Company and certain Israeli subsidiaries have received final tax assessments, through 2010. Currently the Company is discussing the tax assessments for the years 2011-2014. Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

G.	The total accumulated current and deferred taxes expenses, which were charged directly to the shareholders’ equity, as of December 31, 2016, 2015, and 2014 is NIS 85 million, NIS 68 million and NIS 32 million, respectively.

H.	Tax ruling:

On July 11, 2013, the Company received a tax ruling from the Israeli Tax Authority (“ITA”) as to the tax, if any, that would be applicable to the Company and the unsecured financial creditors as a result of the Arrangement. The ruling generally provides that, upon the closing of the Arrangement, the Company’s unsecured financial creditors will be deemed to have sold their debt (first accrued interest and then outstanding principal) in consideration for the new notes and Shares issued in the Arrangement, which shall be valued at the respective closing prices thereof on the TASE on the first trading day following the closing. The Arrangement will be treated as a tax event for the Company, as well, namely, as financial income or forgiveness of debt in the amount of the difference between the amount of the Unsecured Financial Debt and the value of the new notes and Shares as aforesaid. The resulting gain may be offset against net operating losses, capital losses and impaired investments in subsidiaries. As a result of the closing of the Arrangement the Company recorded a gain for tax purposes in its financial statements as of December 31, 2014. The Company does not expect any material tax liability as a result of such profit.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.	Commitments:

Hotels’ management fees:

BUTU entered into management agreements with Rezidor for the managements of the Group’s hotel the Radisson Blu hotel complex in Romania which include the Raddison Blu hotel and the Park Inn hotel.

Under the management agreements BUTU undertook to pay Rezidor certain agreed upon fees which are calculated as a percentage from the respective hotel’s revenue as well as a certain agreed upon percentage from the gross operating profit. In addition, BUTU also undertook to participate in certain portions of the expenses incurred by Rezidor in the course of performance of their obligations (mainly marketing and advertising expenses), up to a certain percentage of the room revenues.

A termination of the Radisson Blu Bucharest Hotel management agreement can be done only in limited circumstances as set forth in the agreement.

B.	Claims:

Certain legal claims have been filed against the Group’s companies, including a claim that has been applied to certify as class actions suits.

In the opinion of the managements of the Group, which is based, inter alia, on legal opinions as to the probability of the claims, including the applications for their approval as class action, appropriate provisions have been included in the financial statements, with respect to the exposure involved in such claims.

In the opinion of the managements of the Group’s companies, the amount of the additional exposure as of December 31, 2016, in respect of claims with chances to be realized which are not remote, amounts to approximately NIS 11 million, excluding the class action and VAT assessments. Said amount does not include interest. In respect to motions to certify a claim as class actions, for which the Group has additional exposure in excess of the aforesaid (due to the fact that the exact amount of the claim was not stated in the claim), see items (1) below. In respect of VAT assessments see (3) below.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

B.	Claims (Cont.):

Following are the Group’s material claims as of December 31, 2016:

(1)	The Company - application for 1999 class action:

In November 1999, a number of institutional and other investors (the “Plaintiffs”), holding shares in Elscint Ltd.(a subsidiary of the Company which was merged into the Company (“Elscint”) instituted a claim against the Company, Elscint, the Company’s former controlling shareholders, past officers in the said companies and others. Together with the claim a motion was filed to certify the claim as a class action on behalf of everyone who was a shareholder in Elscint on September 6, 1999 and until the submission of the claim, excluding the Company and certain other shareholders.

The plaintiffs argued that a continued and systematic oppression of the minority shareholders of Elscint took place, causing the minority monetary damage. According to the plaintiffs, said oppression started with the oppressive agreements made by Elscint for the realization of its main assets, continued with the sale of the control in the Company by Elron Ltd (and therefore indirectly also in Elscint) to companies held by former controlling shareholders(“Harmful Sale”),continued further with the breach of a tender offer made by Company to purchase the minority shares in Elscint(“Breach of Tender Offer”) and ended with an agreement between Elscint and companies held by the former controlling shareholder for the acquisition by Elscint of the hotels portfolio and the Arena commercial center in Israel in exchange to excessive payment from Elscint. (“Hotels and Marina Transactions”). It should be mentioned that the Harmful Sale allegation is directed first and foremost against Elron which was the controlling shareholder of the Company at that time.

Due to these acts the Plaintiffs allege that the value of Elscint’s shares dropped during the period between February 24, 1999 and the date at which the claim was instituted from USD 13.25 per share to USD 7.25. The main relief sought in the original claim was an order for the Company to consummate the purchase offer for USD 14 per share, and alternatively, to purchase Elscint’s shares held by the Plaintiffs at a price to be set by the court. Further alternatively, the plaintiffs asked the court to grant injunction prohibiting the execution of Hotels and Marina Transactions and for the restitution of all money paid in connection with the above-mentioned transactions.

In January 2009, the district court dismissed the Plaintiffs’ motion to certify the claim as a class action, which was appealed by them to the Israeli Supreme Court in March 2009. In May 2012, the Israeli Supreme Court upheld the plaintiff’s motion to certify the claim as a class action with regard to the Hotels and Marina Transactions. In addition, the Supreme Court has upheld the Harmful Sale allegation that related to Elron and rejected certain other claims that were included in the original proceedings.

The Supreme Court noted that even though the claim was based on ‘countless’ allegations and on ‘dozens’ of legal grounds, the claim was certified as a class action based on only two causes of action: oppression of minority on the one hand and breach of fiduciary duties and recklessness on the other hand. The Supreme Court remanded the case to the District Court with instructions.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

B.	Claims (Cont.):

(1)	The Company - application for 1999 class action (Cont.):

On April 6, 2016, the Company and some other defendants (i.e: The Company’s and Elscint’s former directors and officers) have entered into a settlement agreement with the Plaintiffs (the “Settlement”). The Settlement generally provides that in consideration of a total payment of NIS 46 million (a) the Hotels & Marina Transactions cause of action (as well as any other cause of action that is - or may be - directed against the Company and its former directors and officers and to Elscint and its former directors and officers) shall be exhausted with respect to all of the defendants; and (b) all other causes of action shall be exhausted with respect to the Company and its former directors and officers as well as with respect to Elscint and its former directors and officers.

The Company’s share in the aforementioned compensation is NIS 4 million and the rest will be financed by the Company’s D&O Insurance.

On 30 April, 2017, after a court hearing, the District Court decided that the compensation offered in the Settlement agreement was insufficient from the perspective of the class members, and that therefore the hearing of the trial should be continued.

The Company (and other defendants) filed a motion to appeal to the Supreme Court on the District Court’s decision to dismiss the settlement agreement, alongside a motion to suspend any pending procedure in the District Court until the motion to appeal is resolved (“the Suspense Motion”).

The Suspense Motion was denied, and therefore the defendants filed most of their evidence in chief on July 17, 2017.

On July 4, 2017 The Supreme Court partially accepted the motion to appeal, ordering the District Court to reconsider the matter of approving or dismissing the settlement agreement in a more reasoned manner, including full reasoning in relation to certain aspects that were absent from the District Court’s previous decision on the matter.

The District Court allowed the parties to file additional written arguments regarding the approval or dismissal of the Settlement, until August 2, 2017. A pre-trial dedicated to that matter was held on August 9, 2017. In this pre-trial, the settling parties have offered that an additional sum of NIS 4 Million will be paid to the class members (without adding to the plaintiffs or class attorneys’ fees).

On September 27, 2017 the court approved in principle a revised settlement with the Plaintiffs according to which the Plaintiffs will receive compensation in the total amount of NIS 50 million (the ” Revised Settlement”). The Company is expected to pay NIS 5 million of the said amount. The main changes from the original Settlement relate to the amount of the Settlement and the manner in which the Settlement funds will be allocated.

The court instructed the parties to provide a final settlement agreement according to the changes approved in its decision, and further decided that it will provide final approval of the Revised Settlement upon submission to such a final settlement agreement.

As for a dispute with an insurer which insured this law suit, see C 7 below.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

B.	Claims (Cont.):

(2)	VAT and Customs assessments:

The Company received from the respective VAT and Customs authorities assessments for the years 2006-2012 in the total amount of approximately NIS 25 million (excluding interest linkage and penalties). Management, based on its tax advisor advice, recorded an appropriate provision in the financial statement for this exposure.

(3)	Other legal proceedings in the ordinary course of business:

As of December 31, 2016, the Company and its subsidiaries are involved in various legal proceeding relating to their ordinary course of business. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims, individually and in the aggregate, are not expected to materially impact the Company’s financial statements.

C.	Other contingent liabilities:

(1)	Indemnification to directors and officers of the Company:

The General Meeting of the Company’s shareholders has approved the grant of prospective indemnification undertaking to the Company’s directors (including the controlling shareholder) and officers (including for their service as officers at the Company’s subsidiaries, where applicable). The total aggregate indemnification shall not exceed the lower of 25% of the shareholders’ equity as recorded in the Company’s most recent financial statements prior to such payment, or USD 40 million, and all in excess of an amount paid (if paid) by insurance companies under applicable insurance policy/ies. The Company’s Board of directors and Audit committee has also approved an exemption of officers from liability for any damage caused by breach of a duty of care towards the Company.

(2)	Indemnification to directors and officers of Elscint:

Elscint’s shareholders have approved, at their General Meeting (on October 2000), the grant of prospective indemnification undertaking to directors and officers of Elscint (including for their service as officers of Elscint’s subsidiaries where applicable). The total indemnification shall not exceed the lower of 25% of the shareholders’ equity as set forth in Elscint’s most recent audited consolidated financial statements prior to such payment or USD 50 million, in excess of any amounts paid (if paid) by insurance companies pursuant to the insurance policy maintained by the Company from time to time.

Elscint’s shareholders have also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care. On March 7, 2011 Elscint was merged into Elbit and ceased to exist. Upon and as a result from the merger, all Elscint’s undertakings and liabilities were transferred to and assumed by Elbit.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

C.	Other contingent liabilities (Cont.):

(3)	Indemnification to directors and officers of Plaza Centers:

On November 28, 2014 PC has entered into an indemnity agreement with all of PC’s newly appointed directors (including the Company’s chairman of the board and other director of the Company at their role as directors of PC) and on June 20, 2011 with part of PC’s senior management the maximum indemnification amount to be granted by PC to its directors shall not exceed 25% of the shareholders’ equity of PC based on PC’s shareholders’ equity set forth in PC last audited consolidated financial statements prior to such payment.

(4)	Indemnification to directors and officers of InSightec:

InSightec (an associated company) is obliged to indemnify and to hold harmless its directors and officers (including one of the Company’s directors who serves as a director in InSightec), to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability. The total indemnification for all InSightec’s directors and officers, in accordance with the letter of indemnification (in addition to the amounts received from the insurers), shall not exceed the higher of USD 10 million or USD 2 million per office holder with the addition of the reimbursement of legal expenses totalling USD 1 million.

Furthermore, InSightec has granted its officers and directors an exemption from all responsibility and any damage that will be caused to InSightec by them, in case of breaching their duty of care towards InSightec, other than with respect to a breach of duty of care in connection with a Distribution, as defined in the Israeli Companies Law subject to the Israeli Companies Law.

(5)	Indemnification to directors and officers of Gamida:

Gamida has granted its directors, an indemnification undertaking letter for any monetary obligation with respect to a claim, including a compromise agreement or arbitration award, carried out in respect to actions taken by the director during the time of his/her service as Gamida’s or Gamida’s Subsidiary or Affiliate’s (as such terms defined therein) Director and in such capacity, as well as with respect to reasonable legal expenses including payments of legal fees paid by the Directors as a result of an investigation or proceeding initiated against the Director. The indemnification is limited to USD 6 million.

(6)	Indemnification to directors and officers of Elbit Medical Technologies:

In November 2010, the shareholders’ of Elbit Medical Technologies have approved the grant of an exemption and indemnification to directors and officers of Elbit Medical Technologies (including such that serve also as officers of the Company). In the framework of the exemption and indemnification undertaking letter (as amended pursuant to the approval Elbit Medical Technologies shareholders on July 2012), Elbit Medical Technologies exempted the recipients of the indemnification undertaking letters also from liability for actions performed while serving as officers of Elbit Medical Technologies or its subsidiaries or a company in which Elbit Medical Technologies is an interested party.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

C.	Other contingent liabilities (Cont.):

The total indemnification that Elbit Medical Technologies shall pay to each of the indemnified parties (in addition to amount received from the insurance companies according to the insurance policy) shall not exceed USD 40 million. The maximum indemnification amount shall not be affected by payment according to any insurance policy or its existence unless the indemnification amount claimed was already covered by the insurance companies or by any third party.

(7)	The Company received, in 2003, a letter from a certain insurer (“the Insurer”) of EIL, Elscint and the Company (the “Insured Companies”), which insured against, inter alia, the lawsuit as described in item B(1) above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the “Policy”), effective as of July 1999 (the “Additional Cover”), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the “Replacement Cover”). The letter states that the Policy, Additional Cover and Replacement Cover (the “Insurance Cover”) issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company’s legal counsel replied on behalf of the Insured Companies in March 2003, rejecting all allegations. The parties conducted discussions between them pertaining to the matter referred to herein to negotiate a settlement.

(8)	Indemnifications relating to sale of real estate assets:

In the framework of the transactions for the sale of the Group’s real estate as well other transactions, the Group has undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e: that the assets and/or the shares sold are owned by the Group and are free from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are capped to the purchase price in each respective transaction and (ii) Indemnifications in respect of other representation and warranties included in the sales agreements (such as: development of the project, responsibility to defects in the development project, tax matter, employees and others). Such indemnifications are limited in time and are generally caped to certain percentages of the purchase price.

To the Company’s management best knowledge as of the approval date of these financial statements, other than the described below no claim of any kind was received at the Group with respect to these indemnifications in July 2016, following an extensive and lengthy legal procedure relating to a transaction agreement undertaken between PC, and Klepierre in 2004, the International Court of Arbitration has ruled that PC is liable for an indemnification claim totalling approximately EUR 2 million (NIS 9 million), including costs arising from the legal process. Since Klepierre is deemed a creditor under PC’s ongoing Restructuring Plan, payment of the principal amount due by PC under the indemnification claim was deferred to July 2018. Due to the guarantee executed in 2004 of the Company to the original transaction and according to the Dutch law, the Company was obliged to pay the amount determined by the International Court of Arbitration.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

C.	Other contingent liabilities (Cont.):

On December 6, 2016, the Company and Klepierre reached a settlement in which, inter alia, the Company payed EUR 1.2 million (NIS 5 million) to Klepierre and Klepierre released all of its claims against the Company, it’s fully owned subsidiary, Elbit Ultrasound (Luxembourg) B.V./S.À.R.L. (who was also a guarantor to Plaza) and PC. In addition, PC paid to Klepierre the costs arising from the legal process in the amount of EUR 0.6 million (NIS 2.5 million)

(9)	Pending lease payments to a purchaser of a commercial center:

A former subsidiary of PC incorporated in Prague, Czech Rep. (“Bestes”), which was sold in June 2006 is a party to an agreement with a third party (“Lessee”), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for EUR 6.9 million (NIS 28 million), which as of the balance sheet date has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease subject to fulfilment of certain conditions as stipulated in the agreement. In case the Lessee leaves the mall before expiration of lease period PC will be liable to repay the remaining consideration in amount of EUR 2.2 Million (NIS 9 million) as of balance sheet date, unless the buyer finds other tenant that will pay higher annual lease payment than the Lessee. PC’s management does not expect to bear a material loss

(10)	Waiver and reimbursement to Gamida and/or its officers:

in November 2010, Elbit Medical Technologies irrevocably undertook towards Gamida and/or its officers, that they shall not be under liability, of any kind, directly or indirectly, towards it, its interested parties, its officers and towards any other person and/or third party, regarding the prospectus published by Elbit Medical Technologies with respect to the transaction according to which the Company acquired control over Elbit Medical Technologies (hereinafter, respectively the “Prospectus” and the “Transaction”) provided that Gamida’s will provide the information in good faith and that such information must be at all times complete and accurate.

Likewise Elbit Medical Technologies has irrevocably undertaken, towards Gamida, its officers, Gamida’s jointly controlled subsidiary and Teva Pharmaceutical Industries Ltd that, subject to the conditions specified in the undertaking document, it shall indemnify them, for any liability and/or damage and/or expense and/or loss that is caused to any of the aforementioned with respect to the Transaction and the Prospectus, as well as any reports or other action of the Company with respect to the aforementioned information and/or to Gamida, its activities, its business etc.

(11)	PC has contractual commitments in respect of its project in Serbia in a total amount of EUR 19 million (NIS 77 million) in respect of construction activities, to be preformed and paid during 2017.

(12)	Foreign Corrupt Practices Act (FCPA) Issues

As disclosed in Note 4 C (1) Casa radio, PC’s board has become aware of certain issues with respect to certain agreements that were executed in the past in connection with the Casa Radio Project in Bucharest, Romania that may indicate potential violation of the requirements of the U.S. Foreign Corrupt Practices Act (FCPA), including the books and records provisions of the FCPA

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

C.	Other contingent liabilities (Cont.):

In order to address this matter, PC’s Board appointed the chairman of its Audit Committee to investigate the matters internally. PC’s Board also appointed independent law firms to perform an independent review of the issues raised. PC has approached and is co-operating fully with relevant Romanian authorities regarding the matters that have come to its attention in this respect, and it has submitted its findings to the Romanian authorities. Following PC’s report to us, our audit committee decided to appoint a special committee to examine the matters raised in PC’s announcement, including any internal control and reporting issues. The special committee has concluded its examination of these matters and submitted its recommendations to the Company’s Board of Directors. The Company’s Board fully adopted the special committee’s recommendations, and, among other steps, is working to implement a specific policy with respect to FCPA risks and other internal control issues and appointed a compliance officer to monitor the policy’s implementation by the Company’s management. The Company informed and is fully cooperating with the relevant governmental agencies in this matter.

If violations of the FCPA or other laws of the U.S. or of other jurisdiction laws occurred, the Company, as well as its directors, officers and other related parties, may be subject to fines, civil and criminal penalties, equitable remedies, including profit disgorgement, and injunctive relief. In addition, the public announcement of the subject matter of the investigation could adversely affect the Company’s business and financial position. Furthermore, dispositions for these types of matters may result in further modifications to the Company’s business practices and compliance programs.

Management, based on legal advice received, recorded an appropriate provision in the financial statement for exposure to potential FCPA violations. However, since the aforementioned matter may involve other jurisdictions, the Company cannot estimate, at this stage, the ultimate exposure in connection with this matter.

(13)	Certain issues with respect to an agreement from 2011

The Company’s Board of Directors has become aware of certain issues with respect to an agreement from 2011, between the Company, PC and another party, the beneficial owners of which have not been identified. The characteristics of the contract could raise red flags that this contract may be a potential violation of laws and regulations.

In order to address this matter, the Company’s Board has appointed a joint committee’s together with PC’s chairman of the audit committee, the Company special committee and with the external legal advisors to investigate and examine the issues raised.

The Special Committee has concluded its examination of these matters and submitted its recommendations to the Company’s Board of Directors. The Company’s Board fully adopted the Special Committee’s recommendation, and, among other steps, is working to implement a specific policy with respect to FCPA risks and appointed a compliance officer to monitor the policy’s implementation by the Company’s management. The Company informed and fully cooperate with the relevant governmental agencies in this matter.

Management, based on legal advice received, recorded an appropriate provision in the financial statement for exposure to potential FCPA violations. However, since the aforementioned matter may involve other jurisdictions, the Company cannot estimate, at this stage, the ultimate exposure in connection with this matter.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

D.	Liens, collateral and guarantees:

(1)	Loan from Bank Hapoalim (The “Bank”):

As security for a loan the balance of which as of December 31, 2016, amounted to NIS 59 million granted to the Company by the Bank the Company has pledged:

(i)	86 million shares of PC, representing approximately 13% of PC’s issued and outstanding shares,

(ii)	A first-ranking fixed charge on the entire share capital of BEA Hotels Eastern Europe B.V. (a Dutch company through which the Company indirectly holds approximately 98% of the rights in the Radisson Blu hotel in Bucharest, Romania) (“BHEE”) and the rights associated therewith, as well as on the rights to proceeds under shareholders loans provided to BHEE subject to the following exceptions:

Exceptions to the collaterals:

So long as the Company and its subsidiaries meet all of their debts and liabilities vis-à-vis the Bank the proceeds specified below that shall be received from the pledged assets shall be used by the Company for its on-going operations, at its discretion, and shall not be used to prepay the debt contemplated in the loan to the Bank:

(i)	Net cash flow from the refinancing of the Radisson Blu hotel in Bucharest, Romania, up to EUR 97 million.

(ii)	Net cash flow which derives from current operations of the Radisson Blu hotel.

(iii)	In the event that the Company shall sell, as a willing seller (other than in the framework of mandatory disposition), all of its rights or the control in the Radisson Blu hotel, the Company will undertake to prepay the remaining amount of the loan; in the case of the sale of part of the rights in the Radisson Blu hotel, after which the Company retains control over the asset - a proportionate share of such amount. The balance of the net cash flow from the sale (if any) will be used by the Company for their on-going operations.

(iv)	In the case of a sale of Plaza Centers’ shares which are held by the Company - the Company will undertake that the full net cash flow attributed to the shares held by the Company and pledged to the Bank will be used to prepay the loan to the Bank.

(2)	The Company notes:

Series H notes are secured by a first ranking floating charge on all the Company’s property and assets and first ranking charges over the Company’s existing and future interest and rights in and to the Company’s wholly owned subsidiaries, Elbit Ultrasound (Luxembourg) B.V./Sa.r.l (“EUL LUX”) and Elscint Holdings and Investments N.V. (“Elscint Holdings”), including rights to any amount owed to the Company by each of EUL LUX and Elscint Holdings. Series I notes has similar second ranking charges. In addition the Company has granted to both series H and series I notes) a corporate guarantee by each of EUL LUX and Elscint Holdings and a negative pledge over the respective assets of EUL LUX and Elscint Holdings. The collaterals securing the notes are subject to exceptions as set forth in the Arrangement. The Company holds through EUL LUX its shareholdings in PC and through Elscint Holdings its shareholdings in the Radisson Blu hotel in Romania.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

D.	Liens, collateral and guarantees (Cont.):

The Company and its wholly owned subsidiaries, EUL LUX and Elscint Holdings, have not created, nor undertook to create any pledges contrary to their obligations under the notes.

(3)	PC notes:

The following provisions will apply to PC’s notes:

a.	Restrictions on issuance of additional notes - PC undertake not to issue any additional notes other than as expressly provided for in the Restructuring Plan.

b.	Negative Pledge on Real Estate Asset (“REA”) of PC - PC undertakes that until the notes has been repaid in full, it shall not create any encumbrance on any of the REA, held, directly or indirectly, by PC except in the event that the encumbrance is created over PC’s interests in a subsidiary as additional security for financial indebtedness (“FI”) incurred by such subsidiary which is secured by encumbrances on assets owned by that subsidiary.

c.	Negative Pledge on the REA of Subsidiaries - PC’s subsidiaries shall undertake that until the notes have been repaid in full, none of them will create any encumbrance on any of REA except in circumstances permitted under the provision of the notes.

d.	Limitations on incurring new FI by PC and the subsidiaries - PC undertakes not to incur any new FI (including by way of refinancing an existing FI with new FI) until the outstanding notes debt (as of November 30, 2014,) have been repaid in full, except in circumstances permitted under the provision of the notes.

e.	Limitation on distribution dividend - see note 7 B (5).

f.	75% mandatory early repayment - see note 11 E to other sections in this note.

g.	Permitted Disposals - provisions with respect to the four shopping centres - PC will be allowed to sell the four shopping centres (Torun, Suwalki, Kragujevac and Riga) or to perform refinancing for any of these (hereinafter: “Disposal Event”), subject to the cumulative net cash flow in the Disposal Event in respect of these four shopping centres being no less than EUR 70 million (NIS 331 million).

(4)	Credit facilities financing real estate projects

Certain Project Companies which engaged in the purchase, construction or operation of hotels and/or trading property (“Project Companies”) have secured their respective credit facilities, in a total amount of NIS 703 million, by providing the first ranking (fixed or floating) charges on property owned thereby, including, mainly: rights in the real estate property as well as the financed projects revenues and profits derived from the projects; goodwill and other intangible assets; rights pertaining to certain contracts (including lease, operation and management agreements); and rights arising from insurance policies. Shares of Project Companies were also pledged in favour of the financing banks. Shareholders loans as well as any other rights and/or interests of shareholders in the Project Companies are subordinated to the respective credit facilities, and repayment of such shareholders loans is subject to fulfilling certain preconditions and/or the financing bank prior consent.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

D.	Liens, collateral and guarantees (Cont.):

(4)	Credit facilities financing real estate projects (Cont.)

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

The Company is a guarantor to certain Project Companies’ obligations under loan agreements up to an aggregate amount of NIS 122 million.

(5)	Secured bank deposits - As to bank deposits made to secure long term borrowings, short term credits and other liabilities of the Group - see note 20C.(6).

(6)	Within the framework of PC’s derivative transactions (see note 10 (i)), executed between PC and commercial banks (the “Banks”), PC agreed to provide the Banks with collaterals or cash deposits. Accordingly, and with respect of Torun IRS the project company also established a bail mortgage up to EUR 5 million (NIS 20 million) encumbering the real estate project.

E.	Financial covenants:

(1)	Within the framework of loan agreements executed by the Group’s Project Companies (i.e., companies which engaged in the purchase, construction and operations of hotels and/or commercial centers), the Project Companies have undertaken to comply with certain financial and operational covenants. As of December 31, 2016, substantially all of the Group’s borrowings from banks are subject to various financial and operational covenants, such as: complying with a “minimum debt service cover ratio,” “loan to value”; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining an equity to project cost ratio and EBITDA to current bank’s debt ratio; occupancy percentage; rental fee rates;, cross default with respect to the parent company financial position and others. Should the Project Companies fail to comply with said financial covenants, or upon the occurrence of certain events of default, the bank is entitled to demand immediate repayment of the loans.

The bank loans provided to the Company and its subsidiaries (excluding PC’s Group) contain a cross default provisions by which if the Company’s note holders will declare an event of default under the notes and will ask for immediate repayments of all or part of the Company’s Notes it will constitute an event of default under these bank loans. PC Groups’ bank loans contain similar cross default provisions with respect to PC’s notes.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

E.	Financial covenants (Cont.):

Upon an event of default (whether due to cross-default or otherwise), the relevant lenders would have the right, subject to the terms of the relevant facility arrangements to, amongst other things, declare the borrower’s outstanding debts under the relevant facilities to be due and payable and/or cancel their respective commitments under the facilities, enforce their security, take control of certain assets or make a demand on any guarantees given in respect of the relevant facility See also note 7 B (2).

(2)	Loans in the total amount of NIS 333 million are under non-recourse loan agreements. In the event of default of such a loan, the impact could be that the lender would have recourse only to that the specific property but not to any other assets (since the agreements do not contain cross-collateral provisions).

As for December 31, 2016, the loans financial covenants that may materially impact the Company’s operations and financial position are presented in the table below:

Segment	Financial covenants	Actual ratio	Comments	Balance as of December 31, 2016 (NIS in million)
The Company	LTV (loan to value) < 0.85	0.17	value of the collaterals (Plaza Centers’ shares that are pledged to the Bank and the net value of the Company’s residual rights in the hotel in Romania)	59
Hotel	LTV (loan to value) < 0.65	0.52		369,923
	EBITDA to Debt ratio >10%	14.37
	DSCR (Debt Service Coverage Ratio) > 1.2	1.85
Torun project	LTV (loan to value) < 0.7	0.50		179,116
	DSCR (Debt Service Coverage Ratio) > 1.25	1.94

(3)	PC’s notes financial covenants:

a.	Coverage Ratio Covenant (“CRC”):

The CRC is a fraction calculated based on known Group valuations reports and consolidated financial information available at each reporting period. The CRC to be complied with by the Group is 118% (“Minimum CRC”) in each reporting period. as of December 31, 2016 calculated CRC is 126.5%.In the event that the CRC is lower than the Minimum CRC, then as from the first cut -off date on which a breach of the CRC has been established and for as long as the breach is continuing, PC shall not perform any of the following: (a) a sale, directly or indirectly, of a Real Estate Asset (“REA”) owned by PC or its subsidiaries, with the exception that it shall be permitted to sell the REA if it has an obligation to do so which was entered into prior to the said cut-off date, (b) investments in new REA’s; or (c) an investments that regards an existing project of the Company or of a subsidiary, unless it does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the certain loan to cost ratio of the projects are met.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

E.	Financial covenants: (Cont.)

If a breach of the Minimum CRC has occurred and continued throughout a period comprising two consecutive quarterly reports following the first quarterly/year-end report on which such breach has been established, then such breach shall constitute an event of default under the trust deeds and Polish notes terms the bond holder shell be entitled to declare by written notice to PC that all or a part of their respective (remaining) claims become immediately due and payable.

b.	Minimum Cash Reserve Covenant (MCRC):

cash reserve of PC has to be greater than the amount estimated by PC’s management required to pay all administrative and general expenses and interest payments to the Note holders falling due in the following six months, minus sums of proceeds from transactions that have already been signed (by PC or a subsidiary) and closed and to the expectation of the PC’s management have a high probability of being received during the following six months. As for December 31, 2016, the MCRC is maintained.

c.	PC is allowed to execute actual investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for the Unsecured Debt for a six-month period (for this purpose also receivables with a high probability of being collected in the subsequent six-month period will be taken into account for the required minimal cash reserve).

NOTE 14 -	SHARE CAPITAL

Composition:

	Ordinary shares of
	NIS no par value each
	December 31
	2 0 1 6		2 0 1 5	2 0 1 4
	No nominal par value		NIS 1.00 par value	NIS 1.00 par value

Authorized share capital	11,666,667		35,000,000	35,000,000
Issued and outstanding	9,190,808	(*)	27,572,426	27,572,426

(*)	On March 31, 2016, the annual general meeting of the Company shareholders approved the reverse split of its ordinary shares such that each 3 ordinary shares will be replaced to one ordinary share of the Company. The reverse spilt occurred on July 27, 2016 and the total number of ordinary shares following the reverse split is 9,190,808.

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with the Company’s Articles and the Israeli Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and the Company’s Articles. All Ordinary Shares rank pari passu in all respects with each other.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -	OPTIONS PLANS

A.	Options plan adopted by the Company:

Over the years, the Company adopted few option plans. The below summarized the significant terms of the Company’s outstanding option plans as of December 31, 2016:

	Number of options exercisable	Max exercisable number of shares	average exercise price	Vested as of December 31, 2016	average contractual life	Option granted to key personnel
2016 option plan over the Company’s shares (1)	38,445	38,445	13.426 NIS	None	4.78	38,445
2011 plan adopted by the Company over Elbit medical shares (2)	158,592,747	79,296,374	0.13 NIS	136,293,835	1.59	32,149,912
2010 plan adopted by the Company over InSightec shares	430,000	430,000	USD 2	430,000	0.23 years	17,500

(1)	On October 13, 2016, the Company’s general meeting adopted option plan to the Company’s executive Chairmen of the board (“The Chairman”). According to the plan, the Chairman was granted options exercisable into 38,445 ordinary shares, no par value, of the Company, constituting approximately 0.4% of the Company’s issued and outstanding share capital on a fully diluted basis. The exercise price of the options is equal to NIS 13.426 per share. The option term is for 5 years and it will be vested equally over a period of 3 years

The estimated fair value of the options granted to the Chairman was calculated based on the Binomial model based on a valuation of a third party expert, using the following assumptions:

Year ended December 31
2 0 1 6

Risk free interest rate (%)	1.11%
Exercise coefficient	None
Contractual term	5
Expected volatility (%)	84.65
Expected dividend yield	None%
Forfeited (%)	-
Total cost of benefit (NIS thousand)	375

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -	OPTIONS PLANS (Cont.)

A.	Options plan adopted by the Company (Cont.):

(2)	Elbit Medical plan:

	Year ended December 31
	2 0 1 6		2 0 1 5
	Number of options (*)	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	140,035,935	0.14	140,035,935	0.14
Granted (1)	22,298,912	0.10	-	-
Forfeited	(3,742,100)	0.40	-	-
Exercised	-	-	-	-
Balance at the end of the year	158,592,747	0.11	140,035,935	0.14

Options exercisable at the year end	136,293,835	0.13	138,702,602	0.14

(1)	Includes 12,298,913 options granted to the Company’s Chairman of the Board on October 13, 2016 for a period of 5 years and an exercise price of NIS 0.106 per option. The options will be vested equally over a period of 3 years. The estimated fair value of the options granted during 2016 was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

Year ended December 31
2 0 1 6

Risk free interest rate (%)	1.04%-1.11%
Exercise coefficient	None
Contractual term	5
Expected volatility (%)	57.99%-60.2%
Expected dividend yield	None
Forfeited (%)	-
Total cost of benefit (NIS thousand)	624

B.	Options plan adopted by PC:

Over the years, the PC has adopted few option plans over its shares. The below table summarized the significant terms in respect of PC’s option plans as for December 31, 2016

	Number of options	Max exercisable number of shares	average exercise price	Vested as of December 31, 2016	average contractual life	Option granted to key personnel
PC’s plan	235,520	356,781	GBP 43	235,520	5.06 years	30,000

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

A. Income from commercial centers
Sale of trading property	126,019	200,078	201,571
Rental income and management fees	66,417	80,692	105,490
Other	-	3,157	8,171
	192,436	283,927	315,232

B. Revenues from hotel operations and management

Rooms	85,742	91,058	122,360
Food, beverage and other services	40,006	45,419	60,435
Rental of commercial space	10,091	11,409	14,212
	135,839	147,886	197,007

C. Cost of commercial centers

Direct expenses:
Cost of trading property sold	112,346	227,910	205,925
Wages and fringe benefits	1,503	3,341	6,041
Energy costs	3,868	6,073	9,524
Taxes and insurance	4,764	6,999	7,728
Maintenance of property and other expenses	5,351	8,286	12,426
	127,832	252,609	241,644
Other operating expenses:
Wages and fringe benefits	13,497	16,716	17,137
Professional services	8,458	7,638	10,453
Advertising	6,685	7,247	9,571
Other	2,932	5,363	11,614
	31,572	36,964	48,775
Depreciation and amortization	402	787	1,445
	159,806	290,360	291,864

D. Cost of hotel operations and management

Direct expenses:
Wages and fringe benefits	22,887	30,269	47,668
Food and beverages	10,737	11,600	15,112
Other	33,859	37,693	52,264
	67,483	79,562	115,044
Other operating expenses:
Management fees and reimbursement expenses	5,950	8,453	10,104
Business taxes, insurance and lease payments	4,578	5,352	7,681
Other	324	775	1,243
	10,852	14,580	19,028
Depreciation and amortization	37,032	32,707	39,846
	115,367	126,849	173,918

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (Cont.)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

E. General and administrative expenses

Wages and fringe benefits	3,744	6,687	15,765
Stock-based compensation expenses	27	1,086	2,909
Depreciation and amortization	19	29	3,339
Expenses relating to the Company’s plan of arrangement	221	412	1,691
Professional expenses	2,326	2,867	4,633
Other	3,921	5,598	11,449
	10,257	16,678	39,785

F. Financial expense

Interest and CPI linkage on borrowings	211,290	221,729	197,725
Gain from buy back of notes and bank loan (see note 4 C (4), 9 (**) and 11 D (2))	(78,193)	(55,475)	-
Loss from foreign currency translation differences	31,662	76,084	35,990
Other financial expenses (income)	1,221	(6,050)	3,906
Total financial expenses	165,980	236,288	237,601
Financial expenses capitalized to qualified assets	(21,992)	-	-
	143,988	236,288	237,601

G. Financial income

Interest on deposits and receivables	203	649	2,316
Gain (loss) from foreign currency translation differences	(1,259)	1,505	4,001
	(1,056)	2,154	6,317

H. Change in fair value of financial instruments at FVTPL

Change in fair value of financial instruments measured at FVTPL (mainly notes)	-	-	60,593
Loss (gain) from change in fair value of derivatives (mainly swap and forward transactions)	(2,707)	2,878	12,271
Gain (loss) on marketable securities	-	2,568	(1,432)
	(2,707)	5,446	71,432

I. Financial gain from debt restructuring

The Company financial gain from restructuring	-	-	1,611,648
PC financial gain from restructuring		-	4,980
	-	-	1,616,628

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (Cont.)

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

J. Write down, charges and other expenses, net

Write down of trading property (i)	189,592	86,717	530,647
realization of foreign currency translation reserve to the profit and loss (iii)	-	(56,063)	-
Initiation expenses (ii)	1,796	6,239	12,637
Other, net (iv)	(36,031)	1,405	(12,242)
	155,357	38,298	531,042

(i) See note 4B regarding trading property write downs
(ii) Includes mainly cost and expenses in respect of the Group’s operations in India.
(iii) 2015: mainly Due to the realization of the Euro activity in the Hotel segment
(iv) Including gain from increase in holdings in Indian subsidiaries. Refer also to Note 6A.

K. Earnings per share (*)(**)

Basic and diluted earnings per share:
The earnings and weighted average number of ordinary shares used in the calculation of the basic earning per share are as follows:
Profit (Loss) from continuing operations	(194,830)	(193,024)	1,010,619
Profit (Loss) from discontinued operation	-	6,874	(1,620)
Weighted average number of shares used in computing basic earnings per share (thousands)	9,191	9,191	7,916

(*)	The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures.

(**)	See note 14 for the description of the reverse split of the Company ordinary shares.

NOTE 17 -	RELATED PARTIES

A.	Transactions with related parties:

Transactions between the Company and its subsidiaries which are related parties of the Company, have been eliminated on consolidation and therefore are not disclosed in this note.

As of December 31, 2016, the Company does not have ultimate controlling party. The Company identifies the following entities, inter alia, as the Company’s related parties: York Capital Management Global Advisors, LLC (“York”) which holds approximate 19.6% of Company’s share capital and Davidson Kempner Capital Management LLC (“DK”) which holds approximate 14.3% of Company’s share capital.

As for the investment agreement in InSightec by York and other investors see note 5 A.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -	RELATED PARTIES (Cont.)

B.	Benefits to key management personnel:

(1)	a.	Insurance policy for the Company’s directors and officers:

The directors and officers of the Company and its subsidiaries (excluding PC and its subsidiaries which are covered under a separate policy - see b below), are covered by directors’ and officers’ liability insurance policy of up to USD 40 million per occurrence and in the aggregate during the duration of the policy. In addition, the directors and officers of the Company (excluding any subsidiary) are covered by additional directors’ and officers’ liability insurance policy of up to USD 20 million per occurrence and in the aggregate during the duration of the policy. The shareholders of the Company have approved the renewal of such policy and the purchase of another directors and officers’ liability insurance policy and the purchase of any other similar policy upon the expiration of such policies, provided that the coverage will not exceed certain premium and that the premium for the renewed policy(ies) will not exceed an amount representing an increase of 20% as compared to the previous year. The insurance policy of the Company will expire on March 1, 2019. In addition to the ongoing police, on the closing of the Company’s plan of Arrangement on February 20,2014 the Company’s then exiting on-going policy has been converted into a Run Off policy which will expired following the elapse of seven years thereafter (i.e., February 20, 2021).

b.	Insurance policy for PC’s directors and officers:

PC maintains Directors’ and Officers’ liability insurance policy, presently at the maximum amount of USD 60 million which will expire on November 2017. The new policy does not exclude past public offering and covers the risk that may be incurred by the Directors through public offerings of equity up to USD 50 million.

c.	Insurance policy for InSightec’s directors and officers:

InSightec’s directors and officers are covered by two insurance policies; (i) Run Off policy, which is valid for a period of 7 years commencing December 2012, covering damages that has occurred until December 2012, and (ii) a second policy covering damages that had occurred or might occur from December 2012 and on. Each policy is up to USD 30 million, including a component of special coverage for risk management (up to an amount of USD 100 thousands) with worldwide coverage. InSightec’s directors and officers insurance includes a retroactive cover and contains a 7 year extended reporting period provision.

d.	Insurance policy for the Gamida’s directors and officers:

Gamida’s directors and officers are covered by D&O liability Insurance Policy. The policy covers claim first made against the insured during the policy period and notified to the insurer during the policy period for any wrongful act in the insured’s capacity as a director or officer of the company - all in accordance with the policy terms and conditions. The policy limit of liability is USD 6 million. Total aggregate for all loss, arising out of all claims made against all insured is under all insurance covers combined.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -	RELATED PARTIES (Cont.)

(2)	As for directors’ indemnification - see note 13C (1-6).

(3)	Options issued to related parties - see note 15.

C.	The following table presents the components of the Group related party transactions and benefit (including bonus) granted to the Group’s key management personnel:

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

Benefits to key management personnel

Salaries, directors’ fees and bonuses	3,373	4,798	4,777
Termination benefits of former key personnel	-	-	1,644
Post-employment benefits	239	257	164
Amortization of stock based compensation expenses	53	866	817
	3,665	5,921	7,402

Number of recipients (excluding directors)	2	2	3

D.	Balances with related parties:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Liabilities:
The Company’s and PC’s traded notes	211,790	340,645
Benefits payable to key management personnel	2,114	2,145
	213,904	342,790

NOTE 18 -	SEGMENTS REPORTING

A.	General:

The Group’s Chief Operating Decision-Maker (“CODM”) reviews the Group’s internal reporting to assess the performance and to allocate resources. The CODM assesses the performance of the Group’s segments based on Net Operating Income. Such Net Operating Income is excluding general and administrative expenses attributable to the Company’s headquarter, financing income (expenses) and income taxes. In addition, the CODM is assessing separately the specific financial expenses of each segment based on the borrowings which are specifically attributable to the segment. All other financing expenses (income) (i.e.: financing expenses in respect of non-specific borrowing, interest income on investments and deposits and changes in fair value of financial instruments) were considered as unallocated financing expenses (income).

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

A.	General (Cont.):

Majority of equity method investments are reviewed by the CODM in the same manner as subsidiary companies, i.e. each investment’s income, expenses are reviewed on a separate basis. Accordingly, the amounts within each segment include these components of equity method investments, and are reconciled to the consolidated statements as adjustments.

The amounts considered for review purposes of these investments are as follows:

●	Investments in joint ventures - the amount are adjusted to reflect only the Group’s share in the results and financial position, and thus only the Group’s share (mostly 50%) is included and reviewed.

●	Investments in Insightec (associate) - the amounts included are not adjusted to reflect the Group’s share and accordingly reviewed in its entirety (100%).

For purpose of these financial statements the following business segments were identified:

●	Commercial centers - Initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to its sale.

●	Hotel - Hotel operation and management.

●	Medical Industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

●	Plots in India - plots designated for sale, initially designated to residential projects.

The Group’s reportable segments for each of the years ended December 31 2016, 2015 and 2014 are: Commercial Centers, Hotel, Medical Industries and devices and Plots in India. All other operations identified by the CODM are included as “other activities”. The assets of a reportable segment include mainly property plant and equipment (with respect to the Hotel) and trading property attributable to the Commercial Centers and the plots in India. Unallocated assets include mainly cash and cash equivalent as well as short and long term deposits and investments.

The liabilities of the reportable segments include mainly specific borrowings provided directly to the Project Companies (mainly companies which are engaged in the operation, construction and initiations of commercial centers and hotel) and which are usually secured by a mortgage on the property owned by these Project Companies. Other borrowings which were raised by the Group with no identification to certain operations (mainly notes issued by the Company and PC) were considered as unallocated liabilities.

The accounting policies of all reportable segments are the same as those of the Group, as described in note 2.

In January 2015, the Company realized the fashion apparel segment. Therefore, this segment is no longer considered as a reportable segment, and accordingly was excluded from segmental disclosure for the year ended December 31, 2014 (see note 19).

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

B.	Data regarding business segments:

Year ended December 31, 2016

	Commercial Centers (i)	Hotel	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total
	(in thousand NIS)
Revenues	210,014	135,839	96,333	-	-	(113,911)	328,275

Segment profit (loss)	(135,061)	27,433	(119,689)	9,354	-	116,361	(101,602)

Financial income (expenses)	60,454	(19,634)	-	-	-		40,820
Share in losses of associates, net	-	-	(7,960)	-	-	(46,352)	(54,312)
Adjustments: Unallocated general and administrative expenses							(10,257)
Unallocated other expenses							(655)
Unallocated financial expenses							(184,807)
Financial income							(1,056)
Change in fair value of financial instruments measured at FVTPL							2,707
Loss before income taxes							(309,162)
Income taxes							(2,906)
Profit from continuing operations							(312,068)
Profit from discontinued operation							-
Loss for the year							(312,068)
Additions to segment assets	94,406	2,473	-	154,598	-	-	251,477
Unallocated							-
Total additions							251,477
Depreciation and amortization of segment assets	306	37,109	-	-	-	-	37,415
Unallocated							-
Total Depreciation and amortization							37,415
Impairment of segment assets	165,028			24,564			189,592
Unallocated							-
Total Impairment							189,592
Assets and Liabilities December 31, 2016:
Segment assets	1,126,871	732,629	-	245,092	6,453	(5,702)	2,105,343
Equity basis investments			15,916			11,033	26,949
Unallocated							128,917
Total Assets related to continued operation							2,261,209
Assets related to discontinued operation							-
Total Assets							2,261,209
Liabilities
Segment liabilities	428,386	381,623	-	3,319	-	(43)	813,285
Unallocated liabilities							1,399,310
Total Liabilities related to continued operation							2,212,595
Liabilities related to discontinued operation							-
Total Liabilities							2,212,595

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of trading property.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

B.	Data regarding business segments: (Cont.)

Year ended December 31, 2015

	Commercial Centers (i)	Hotel	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total
	(in thousand NIS)

Revenues	309,302	147,886	69,432	-	-	(88,095)	438,525

Segment profit (loss)	(74,170)	21,037	(95,805)	(12,325)	-	92,656	(68,607)

Financial income (expenses)	29,605	(31,829)	1,353	-	--	-	(871)
Share in losses of associates, net	-	-	(13,465)	-	-	(29,460)	(42,925)
Adjustments: Unallocated general and administrative expenses							(16,678)
Unallocated other expenses							51,625
Unallocated financial expenses							(238,295)
Financial income							2,154
Change in fair value of financial instruments measured at FVTPL							(2,568)
Loss before income taxes							(316,165)
Income taxes							(5,631)
Profit from continuing operations							(321,796)
Profit from discontinued operation							6,874
Loss for the year							(314,922)
Additions to segment assets	28,562	23,183	-	-	133	-	51,878
Unallocated							-
Total additions							51,878
Depreciation and amortization of segment assets	863	32,184	-	-	38	-	33,085
Unallocated							-
Total Depreciation and amortization							33,085
Impairment of segment assets	85,918	-	-	-	-	-	85,918
Unallocated							-
Total Impairment							85,918
Assets and Liabilities December 31, 2015:
Segment assets	1,579,921	716,280	262,183	247,383	7,081	(599,531)	2,213,318
Equity basis investments	-	-	24,233	-	-	267,950	292,183
Unallocated							198,051
Total Assets related to continued operation							2,703,552
Assets related to discontinued operation							-
Total Assets							2,703,552
Liabilities
Segment liabilities	658,994	268,627	92,644	2,624	-	(217,930)	804,959
Unallocated liabilities							1,594,529
Total Liabilities related to continued operation							2,399,488
Liabilities related to discontinued operation							-
Total Liabilities							2,399,488

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of trading property.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

B.	Data regarding business segments (Cont.):

Year ended December 31, 2014

	Commercial Centers (i) (ii)	Hotels	Medical industries and devices	Residential	Other activities and allocations	Equity method adjustments	Total
	(in thousand NIS)
Revenues	341,937	197,007	92,026	-	-	(107,430)	523,540

Segment profit (loss)	(403,570)	36,418	(90,395)	(51,926)	(32,056)	68,245	(473,284)

Financial expenses	(42,857)	(29,871)	1,788	-	677	-	(70,263)
Share in losses of associates, net	-	-	(6,317)	-	-	(10,981)	(17,298)
Adjustments: Unallocated general and administrative expenses							(39,785)
Unallocated financial expenses							(167,338)
Financial income							6,317
Financial gain from debt restructuring							1,616,628
Change in fair value of financial instruments measured at FVTPL							(71,432)
Profit before income taxes							783,545
Income taxes							2,287
Profit from continuing operations							785,832
Profit from discontinued operation							(1,475)
Loss for the year							784,357
Additions to segment assets	11,906	3,290	-	-	36	-	15,232
Unallocated							-
Total additions							15,232
Depreciation and amortization of segment assets	1,338	40,051	-	-	3,252	-	44,641
Unallocated							-
Total Depreciation and amortization							44,641
Impairment of segment assets	469,047	3,095	-	58,506	-	-	530,648
Unallocated							-
Total Impairment							530,648
Assets and Liabilities December 31, 2014:
Segment assets	2,051,214	940,732	425,010	279,973	17,278	(796,730)	2,917,477
Equity basis investments	-	-	30,837	-	-	318,700	349,537
Unallocated							330,833
Total Assets related to continued operation							3,597,847
Assets related to discontinued operation							63,466
Total Assets							3,661,313
Liabilities
Segment liabilities	952,355	423,031	113,057	53,019	527	(253,752)	1,288,237
Unallocated liabilities							1,629,497
Total Liabilities related to continued operation							2,917,734
Liabilities related to discontinued operation							30,342
Total Liabilities							2,948,076

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of trading property.
(ii)	Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

C.	Data regarding geographical areas:

(1)	Revenues by geographical areas:

Revenues information above is based, mainly, on the locations of the assets.

	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

East and central Europe(i)	328,275	253,774	435,355
West Europe (mainly in Belgium)	-	27,743	72,537
India	-	150,296	4,348
Other	-	6,712	11,301
	328,275	438,525	523,540

(I)	The following table provides an additional information in respect of the revenues in east and central Europe per countries:

	Year ended December 31
	2 01 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

Poland	76,724	71,219	75,917
Czech Republic	43,519	9,240	10,434
Romania	138,737	165,360	146,838
Serbia	68,165	3,832	197,270
Other	1,130	4,123	4,896
	328,275	253,774	435,355

(2)	Non-current assets by geographical areas:

The Group’s non-current assets provided in the following table include also trading property and payment on account of trading property.

	Segment assets
	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

East and central Europe	1,806,273	2,126,079
Israel	24,189	114,810
India	245,091	245,119
	2,075,553	2,486,008

The Group’s discontinued operations include mainly the fashion apparel (franchisee of MANGO in Israel). Prior period’s results and cash flows from these operations were presented in these financial statements as discontinued operations.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	DISCONTINUED OPERATIONS

On January 5, 2015 Elbit Fashion has completed the sale of the operation and business of “Mango” retail stores in Israel from Elbit Fashion to Fox- Wiesel Ltd (the “Closing”) for consideration of approximately NIS 37.7 million. Following the Closing and consummation of the transaction, Elbit Fashion has ceased to operate the “Mango” retail stores activity, and accordingly the said activity was classified as discontinued operation.

Results of discontinued operations:

	Year ended December 31
	2 0 1 5	2 0 1 4
	(In thousand NIS)
	(Except for per-share data)

Revenues and gains	1,857	164,957

Expenses and losses
Cost of fashion merchandise	4,123	162,589
Financial expenses	-	1,347
other expenses (income), net	(9,140)	1,496
	(5,017)	165,432

Profit (loss) from discontinued operations before income taxes	6,874	(475)

Income tax (income) expenses	-	1,000
Profit (loss) from discontinued operations	6,874	(1,475)

Basic earnings per share	0.25	(0.06)
Diluted earnings per share	0.25	(0.06)

Statement of Cash flows

The statement of cash flows includes the following amounts relating to discontinued operations, the majority of which as of December 2015, are attributable to the discontinued fashion apparel operations:

	Year ended December 31
	2 0 1 5	2 0 1 4
	(In thousand NIS)
	(Except for per-share data)

Operating activities	(2,014)	1,506
Other investment activities	37,737	(7,913)
Other financing activities	(2,135)	2,000

Net cash provided by (used in) discontinued operations	33,588	(4,407)

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS

A.	Principal accounting policies:

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income and other comprehensive income are included in note 2.

B.	Balances of financial instruments by categories:

(1)	Composition:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)
Financial assets
Cash and cash equivalents	89,688	157,851
Loans and receivables	88,199	69,673
Available for sale financial instruments	4,091	4,296
	181,978	231,820
Financial Liabilities
Derivative financial liabilities at fair value through profit and loss	1,832	3,374
Derivative financial liabilities at fair value as hedging	-	1,977
Financial liabilities at amortized cost	2,051,905	2,204,785
	2,053,737	2,210,136

(2)	Additional information:

As for financing income and expenses resulting from the aforementioned financial instruments - see note 16H.

C.	Management of financial risks:

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

Liquidity risk - is the risk that the Group will not be able to meet its financial obligations as they fall due.

The comprehensive risk management program of the Group focuses on actions to minimize the possible negative effects on the financial performance of the Group. In certain cases, the Group uses derivatives financial instruments in order to mitigate certain risk exposures.

The Company’s board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The board is managing the risks faced by the Group, and confirms that any appropriate actions have been or are being taken to address any weaknesses.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

The Group has exposure to the following risks which are related to financial instruments:

(1)	Foreign currency risk:

The Group has international activities in many countries and therefore it is exposed to foreign currency risks as a result of fluctuations in the different exchange rates.

Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group’s entity which executed the transaction or hold these financial assets and liabilities. In order to minimize such exposure the Group policy is to hold financial assets and liabilities in a currency which is the functional currency or the Group’s entity. The Company’s functional currency is the NIS and its investees use different functional currencies (mainly the EURO, Indian Rupee and the RON).

Foreign Currency Mitigate using selling options

During 2015 and 2014, PC wrote call and put options in order to mitigate its foreign currency risk (EURO-NIS) inherent in its long term notes issued in NIS with an expiration date of October 2015, and March 2015. The options activity generated a net cash gain (loss) of NIS (1.5) million and NIS 1 million respectively.

The following tables present sensitivity analysis to a change of 10% in the Group’s main foreign currencies against their relevant functional currency and their effect on the statements of income and the shareholders’ equity (before tax and before capitalizing any exchange results to qualified assets):

As of December 31, 2016:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	EURO	+10%	501
Cash and deposits	NIS	USD	+10%	181
Cash and deposits	EURO	PLN	+10%	947
Cash and deposits	EURO	USD	+10%	135
Cash and deposits	EURO	USD	+10%	260
				2,024
Financial liabilities
Loans at amortized cost	NIS	EURO	+10%	(5,908)
Loans at amortized cost	EURO	PLN	+10%	(4,271)
Notes at amortized cost	EURO	NIS	+10%	(67,859)
Loans at amortized cost	RON	EURO	+10%	(36,992)
				(115,030)

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(1)	Foreign currency risk: (Cont.)

As of December 31, 2015:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	EURO	+10%	1,637
Cash and deposits	EURO	NIS	+10%	857
Cash and deposits	EURO	PLN	+10%	883
Cash and deposits	EURO	RON	+10%	1,163
Cash and deposits	EURO	USD	+10%	1,005
				5,545
Financial liabilities
Loans at amortized cost	NIS	EURO	+10%	(15,746)
Loans at amortized cost	EURO	PLN	+10%	(5,503)
Notes at amortized cost	EURO	NIS	+10%	(71,615)
Loans at amortized cost	RON	EURO	+10%	(25,344)
				(118,208)

As of December 31, 2014:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	EURO	+10%	3,940
Cash and deposits	NIS	USD	+10%	1,014
Cash and deposits	EURO	PLN	+10%	1,354
Cash and deposits	EURO	RON	+10%	1,041
Cash and deposits	EURO	USD	+10%	729
				8,078
Financial liabilities
Loans at amortized cost	NIS	USD	+10%	(18,329)
Loans at amortized cost	EURO	PLN	+10%	(6,249)
Notes at amortized cost	EURO	NIS	+10%	(70,697)
Loans at amortized cost	RON	EURO	+10%	(29,499)
				(124,774)

(2)	Credit risk:

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

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(2)	Credit risk: (Cont.)

Due to the nature of it activity, the company, which operate at the hotel, are not materially exposed to credit risks stemming from dependence on a given customer. The company examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

(3)	Interest rate risk:

Fair value risk:

A significant portion of the Group’s long term loans and notes bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and notes are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income.

For further information see note 11.

Cash flow risk

Part of the Group’s long term borrowings are bearing variable interest rate (see note 11). Cash and cash equivalent, short term deposits and short term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect the Group’s finance income and expenses and its cash flow. In certain cases the Group uses interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate or alternatively entered into loans with a fixed interest rate (see note 10 and 11 C (2)).

The following table presents the effect of an increase of 1% in the Libor rate (1% - 2015, 2% - 2014) with respect to financial assets and liabilities which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

	Profit (loss)
	Year ended December 31
	2 0 1 6	2 0 1 5	2 0 1 4
	(in thousand NIS)

Deposits linked to the EURO	-	-	359
Loans, notes and convertible notes linked to the USD	-	-	(3,666)
Loans linked to the EURO (*)	(3,918)	(5,928)	(13,584)
Notes linked to the PLN	(427)	(550)	(1,250)
Loans linked to the INR	-	-	(2,085)
	(4,345)	(6,478)	(20,226)

(*)	Not include loan in the amount of NIS 370 million that starting from July 2017, will be hedge by fix interest rate. (see note 11 C (2))

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(4)	Liquidity risk

The Group’s capital resources include the following: (a) proceeds from sales of trading property and real estate assets subject to market condition (b) lines of credit obtained from banks, and others; (c) proceeded from sales of shares in the Group held companies in the medical field (d) available cash and cash equivalents. Such resources are used for the following activities:

(i)	Interest and principal payments on the Group notes and loans;

(ii)	Payment of general and administrative expenses;

As for the Company’s financial positon and PC’s going concern - see note 1 C and 7 B (2) respectively.

The following tables present the cash flow of financial liabilities and assets (principal and interest) in accordance with the contractual repayment dates:

As of December 31, 2016:

	1st year (i)	2nd year	3rd year	4th year	5th year and thereafter	Total
	(in thousand NIS)

Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO	29,376	29,719	30,495	334,890	-	424,480
PC’s notes linked to the Israeli CPI (i)	211,934	152,116	387,256	61,481	-	812,787
Notes linked to the Israeli CPI	17,770	303,564	310,486	-	-	631,820
	259,080	485,399	728,237	396,371	-	1,869,087
Borrowing with variable interest rate
Loans linked to the EURO	261,453	9,923	10,588	89,784	53,240	424,988
Notes linked to the PLN	16,542	30,393	-	-	-	46,934
	277,995	40,316	10,588	89,784	53,240	471,922
Suppliers, payable and other credit balances	53,532	-	-	1,972		55,504

Total financial liabilities	590,607	525,715	738,825	488,127	53,240	2,396,513

Financial assets
Cash and cash equivalent	89,688	-	-	-	-	89,688
Short term deposits	39,527	-	-	-	-	39,527
Trade receivables and other receivables	54,577	-	-	-	-	54,577
Long term deposits, loans and investments	-	2,827	-	13,593	-	16,420
Total financial assets	183,792	2,827	-	13,593	-	200,212

(i)	This note assumes the minimum contractual payments on the debentures to achieve the Deferral see note 11 E.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(4)	Liquidity risk (Cont.)

As of December 31, 2015:

	1st year (i)	2nd year	3rd year	4th year	5th year and thereafter	Total
	(in thousand NIS)

Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO	261,039	-	-	-	-	261,039
PC’s notes linked to the Israeli CPI (i)	356,514	78,070	260,741	204,306	44,209	943,840
Notes linked to the Israeli CPI	23,432	23,432	400,291	310,701	-	757,855
	640,985	$101,502	661,032	515,007	44,209	1,962,735
Borrowing with variable interest rate
Loans linked to the EURO	156,941	372,946	102,446	-	-	632,333
Notes linked to the PLN	33,453	2,366	28,318	-	-	64,136
	190,394	375,312	130,763	-	-	696,469
Suppliers, payable and other credit balances	57,291	-	1,523	-	-	58,814

Total financial liabilities	888,670	476,814	793,318	515,007	44,209	2,718,018

Financial assets
Cash and cash equivalent	157,851	-	-	-	-	157,851
Short term deposits	30,075	-	-	-	-	30,075
Trade receivables and other receivables	25,447	-	-	-	-	25,447
Long term deposits, loans and investments	-	17,517	2,785	1,596	-	21,898
Total financial assets	213,373	17,517	2,785	1,596	-	235,271

(i)	As PC’s primary objective was to obtain the Deferral, this liquidity risk note is taking into account PC repayment in 2016 of the minimum net amount, as mentioned in note 11 E.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

C.	Management of financial risks: (Cont.)

(5)	Consumer Price Index (“CPI”) risk

A significant part of the Group borrowings consists of notes raised by the Company and PC in the Tel Aviv Stock Exchange which are linked to the increase in the Israeli CPI above the base index at the date of the notes issuance. An increase of 2% in the Israeli CPI in 2016 (2% - 2016, 3% - 2014) will cause an increase in the Group finance expenses for the years ended December 31, 2016, 2015 and 2014 (before tax) in the amount of NIS 23 million, NIS 25 million and NIS 45.9 million, respectively.

(6)	Collaterals:

The following table presents the book value of financial assets which are used as collaterals for the Group’s liabilities:

	December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)

Long term borrowings	38,117	19,112
Guarantees provided by the Group	2,363	15,943
	40,480	35,055

D.	Fair value of financial instruments:

The financial instruments of the Group include primarily, cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short-term banks credit, other current liabilities and long- term monetary liabilities.

(1)	Fair value of financial instruments:

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

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

D.	Fair value of financial instruments: (Cont.)

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

(2)	The principal methods and assumptions which served to compute the estimated fair value of the financial instruments:

a.	Financial instruments included in current and noncurrent assets and current liabilities (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinued operation, loans and deposits which bear variable interest rate, short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation) - Due to their nature, their fair values approximate to those presented in the balance sheet.

b.	Financial instruments included in long-term liabilities - the fair value of the traded liabilities (notes) is determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

(3)	Fair value levels:

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1: fair value measurements derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2: fair value measurements derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3: fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

D.	Fair value of financial instruments: (Cont.):

The following table presents the book value and fair value of the Group’s financial assets (liabilities), which are presented in the financial statements at other than their fair value:

		December 31
		2 0 1 6		2 0 1 5
		Book Value	Fair Value	Book Value	Fair Value
	Level	(In thousands NIS)

Long- term loans at fixed interest rate	Level 3	(369,923)	(369,923)	(254,010)	(254,010)
Notes	Level 1	(1,219,929)	(1,071,436)	(1,324,437)	(1,120,926)
		(1,589,852)	(1,441,359)	(1,578,447)	(1,374,936)

NOTE 21 -	SUBSEQUENT EVENTS

A.	On February 1, 2017 PC has completed the sale of SPV holding Suwałki Plaza commercial center in Poland to an investment fund. On completion PC has received approximately EUR 16.7 million (NIS 67 million) net cash, after the repayment of the bank loan (approximately EUR 26.6 million), and other working capital adjustments.

B.	On February 21, 2017 PC’s wholly owned subsidiaries has concluded the sale of SPV holding the David House office building in Budapest, Hungary for circa EUR 3.2 million (NIS13 million).

C.	On February 23, 2017 PC concluded the sale of a 26,057 sqm plot of land in Shumen, Bulgaria for approximately EUR 1 million (NIS 4 million)

D.	On March 2, 2017, an indirect subsidiary of the PC, has successfully completed the sale of SPV holding Belgrade Plaza commercial center, by one of its subsidiaries (the “SPV”), to a subsidiary of BIG Shopping Centers Ltd. (the “Purchaser”).

The shopping center, which is currently over 97% pre-let, opened on 20th of April 2017 and PC had remained responsible for the development and leasing of the asset until the opening.

Upon completion of the transaction, PC has received an initial payment of EUR 31.2 million from the purchaser, EUR 2 million received following the opening and further payments contingent upon certain operational targets and milestones being met. The Purchaser has provided a guarantee to secure these future payments.

The final agreed value of Belgrade Plaza, which will comprise circa 32,300 sqm of GLA, will be calculated based on a general cap rate of 8.25% as well as the sustainable NOI after 12 months of operation, which PC estimates will be approximately EUR 7.2-7.5 million per annum. Further instalments will be due to PC during the first year of operation based on this 12-month figure. The NOI will be re-examined again after 24 months and 36 months of operation, which may lead to an upward adjustment of the final purchase price.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -	SUBSEQUENT EVENTS (Cont.)

PC has received a further payment of EUR 13.35 million during September 2017 based on the SPA on account of the final proceed which will be calculated one year following the opening of the mall, subject to price adjustments in the next two years.

E.	On March 23, 2017, the Company was informed by Gamida, that the orphan drug designation which has been granted by the European Medicines Agency’s (EMA) Committee for Orphan Medicinal Products (COMP) regarding NiCord® has been broadened and now includes any treatment which based on blood system stem cells (haematopoietic stem cells) transplant.

The EMA grants an orphan drug designation to promote the development of products that demonstrate promise for the treatment of rare diseases. EMA Orphan drug designation provides 10 years of market exclusivity in the EU, as well as, prospective grants receiving easement and assistant with developing and registration of drugs for marketing.

H.	In connection with the described in note 6 A above EPI signed a revised agreement in relation to the sale of a 100% interest in a special purpose vehicle which holds a site in Bangalore, India to the Partner.

The Partner and EPI have agreed that the purchase price will be amended to INR 338 Crores (approximately Euro 47 million) instead of the INR 321 Crores (approximately Euro 44.6 million) agreed in the previous agreement. As part of the agreement, INR 110 Crores (approximately Euro 15.3 million) will be paid by the Purchaser in instalments until the Final Closing. The Final Closing will take place on September 1, 2018, when the final instalment of INR 228 Crores (approximately Euro 31.7 million) will be paid to EPI.

If the Partner defaults before the Final Closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreement will remain in place until the Final Closing.

I.	On November 6, 2017 PC has signed a definitive Share Purchase Agreement regarding the sale of shares with an investment fund (the “Purchaser”) regarding the sale of SPV holding of the Torun Plaza shopping and entertainment center in Poland. Final closing and settlement expected by the end of November, conditional on the Buyer receiving bank financing, which was already approved and is expected to be concluded during November.

The agreement reflects an estimated value for the asset of €70.6 million including an additional forecasted payment at the end of May 2018 for new leases signed by the end of April 2018 (“earn out period”). The total expected net proceeds to PC, following the deduction of the related bank loan, earn out period and other working capital adjustments in accordance with the balance sheet of the SPV, are estimated to be circa €29.3 million.

At this point in time, there is no certainty that the transaction will be completed.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -	SUBSEQUENT EVENTS (Cont.)

J.	On July 9, 2017, the Company was informed by Gamida that an approximately $40 million private financing investment has been completed (“the Investment”). The Investment was led by Shavit Capital Fund joined by the pharmaceutical company Novartis and additional investors, including VMS Investment Group, Israel Biotech Fund, IHCV and Clal Biotechnology Industries (the “Investors”). Following the Investment, a preferred shares were allotted to the Investors, based on $120 million pre-money valuation to Gamida (the “Allotted Shares”). In addition, the investors received options to preferred shares in the amount of 60% of the Allotted Shares. The exercise price of the options is 120% of the shares price which have been paid on the Investment closing date. The options will expire 5 years after the Investment closing date. Upon completion of the investment, the Company holds 17.87% of the share capital in Gamida (13.63% fully diluted).

K	In July 2017, PC has signed the final sale agreement for the disposal of a 1.8-hectare plot in the city of Leszno for €810,000.

L.	On August 7, 2017 PC has completed the sale of a plot totaling approximately 32,000 sqm in Timisoara, Romania, for Euro 7.25 million and a plot totaling approximately 30,000 sqm in Constanta, Romania, for Euro 1.3 million.

M.	On August 18, 2017, the Company has signed a non-binding letter of intent (“LOI”) with an international investment fund (the “Purchaser”) to sell its entire shareholding (approximately 98.2%) in a company owning the Radisson Complex in Bucharest, Romania (“Target Shares”), based on a Property Value of approximately Euro 177.5 million (the “Transaction”). The consummation of the Transaction, which expected to occur within three to four months from the signing of the LOI, is subject to the fulfilment of certain conditions, including inter alia: (i) the successful conclusion by the Purchaser of its due diligence investigations; (ii) the signing of a binding share purchase agreement (“SPA”); and (iii) the fulfilment of certain conditions precedent as will be finally determined in the SPA, including obtaining the approval of the Romanian Competition Council, and the obtaining of externally sourced financing by the Purchaser.

The net proceed to the Company will be calculated following the repayment of the secured bank loan, customary working capital adjustments and other agreed adjustments as of the closing date. During the period starting on the date of the signing of the LOI and terminating on the earlier to occur of the date of the execution of the SPA, or the date of the termination of the LOI by either party (the “Exclusivity Period”), the Seller and its representatives have undertaken to refrain from negotiating with any other third party other than the Purchaser for the purpose of selling the Target Shares or the Radisson Complex.

On November 8, 2017 after the completion by the proposed purchaser of its due diligence investigations, agreement has been reached with the Purchaser so that the estimated net proceeds to the Company deriving from the sale of its holding in the SPV is anticipated to be approximately Euro 80 million, of which a certain amount will be granted as an interest bearing Vendor Loan to the Purchaser.

In addition, the Company and the Purchaser agreed that the signing and execution of the Share Purchase Agreement between the parties shall take place not later than November 23, 2017 and that the exclusivity period will be extended till that date. The Company anticipates that the closing and consummation of the transaction will take place during December 2017.

The consummation of the transaction is subject to the execution of definitive agreements, the fulfillment of certain conditions precedent to be specified in the definitive agreement, and the successful closing of the transaction. At this stage there can be no certainty that the definitive agreements will be signed on the terms indicated above, that the conditions precedent will be fulfilled in a timely manner, or that transaction will be successfully completed.

ELBIT IMAGING LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -	SUBSEQUENT EVENTS (Cont.)

N.	On September 27, 2017 a dispute has arisen between PC’s Israeli series A bondholders and PC’s Israeli series B bondholders as to the allocation of funds received from sale of PC’s real estate assets.

Notwithstanding the above, PC announced that in accordance with the provision of its debt restructuring plan (“Plan”) it intends to repay to its bondholders in Poland, Israeli series A bondholders and Israeli series B bondholders (during October 2017), an aggregate amount of approximately EUR 18.8 million, representing 75% of the funds PC received in the last quarter from sale of real estate assets (“Mandatory Repayment Amount”) to be allocated as follows: (i) Polish bondholders - 8.33%, as determined in the plan; (ii) Israeli series A bondholders - 21.23%, as determined in the plan; (iii) Israeli series B bondholders - 31.16% which is the proportional amount that corresponds to the ratio between the outstanding debts of the two Israeli series of bonds.

PC intends to deposit the remainder of the Mandatory Repayment Amount with a third-party trustee for the benefit of Israeli series A and series B bondholders and to submit a petition to the competent court in Israel requesting instructions with regard to the allocation of the remainder of the Mandatory Repayment Amount.

On October 4, 2016 the PC has received the consent of the trustees of its Israeli series A bonds and series B bonds for the allocation of certain funds received by the Company between the Company’s series A bonds and series B bonds due for repayment of such bonds as detailed above. PC further advises that it has filed an application with the Israeli court to receive instructions as to the allocation of the remainder funds between the Israeli series A and series B bondholders and that a hearing was held on November 6, 2017. During the hearing the parties decided to take another week in order to find amicable solution for the dispute.

O.	On October 2, 2017 PC has concluded the transaction with an international investor, NEPI Rockcastle (the “Buyer”), on the termination of land use right and preliminary easement agreement which created certain easement rights over the Arena Plaza plot registered in favor of PC subsidiary In consideration for termination of the land use right and the preliminary easement agreement, PC’s subsidiary received the net sum of EUR 2.5 million.

P.	In accordance with the provision of the Notes trust deeds (Series H and Series I notes), the Company is required to publish its annual consolidated financial statements as required by law, by April 30 with an agreed extension of 30 days.

As the Company did not meet the aforementioned deadline the Bondholders were entitled to declare that all or a part of their respective outstanding debts become immediately due and payable.

On July 3, 2017, the Series H noteholders approved a resolution to waive their immediate repayment right, pursuant to the delay in publications of the financial statements and to extend the submission date of the Company’s annual financial statements for the year of 2016 until December 31, 2017 (the “Resolution”).

On July 10, 2017, the Series I noteholders approved the Resolution as well and therefore, Series H approval became valid.

INSIGHTEC LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

INSIGHTEC LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-117

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Insightec Ltd.

We have audited the accompanying consolidated balance sheets of Insightec Ltd. and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Insightec Ltd and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Member Firm of Deloitte Touche Tohmatsu

November 9, 2017

Tel Aviv, Israel

INSIGHTEC LTD.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

		December 31,
	Note	2 0 1 6	2 0 1 5

ASSETS

Current assets
Cash and cash equivalents		$6,975	$15,215
Deposits		30,516	36,546
Trade accounts receivables		3,377	4,131
Inventories	3	3,186	5,303
Other receivables and current assets	4	1,972	2,417
		46,026	63,612

Fixed assets, net	5	850	743

Other long-term assets
Long term deposits and prepaid expenses		3,177	3,598

Total Assets		$50,053	$67,953

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables		$3,576	$2,837
Other payables and current liabilities	6	14,520	10,985
		18,096	13,822

Long-term liabilities		546	872

Total Liabilities		$18,642	$14,694

Shareholders’ equity	8
Ordinary shares, NIS 0.01 par value; authorized 175,000,000; shares issued and outstanding 14,056,212 on December 31, 2016 and 2015.		35	35
Preferred B shares, NIS 0.01 par value; Authorized 15,000,000; shares issued and outstanding 14,037,888 on December 31, 2016 and 2015.		34	34
Preferred B1 shares, NIS 0.01 par value; Authorized 33,000,000; shares issued and outstanding 32,201,524 on December 31, 2016 and 2015.		85	85
Preferred C shares, NIS 0.01 par value; Authorized 29,000,000; shares issued and outstanding 27,519,391 on December 31, 2016 and 2015.		72	72
Preferred D shares, NIS 0.01 par value; Authorized 51,000,000; shares issued and outstanding 48,473,238 on December 31, 2016.and 43,564,280 at December 31, 2015.		133	120
Additional paid-in capital		329,613	325,279
Accumulated deficit		(298,561)	(272,366)
		31,411	53,259

		$50,053	$67,953

The accompanying notes are an integral part of the consolidated financial statements.

INSIGHTEC LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Revenues	$25,074	$16,146	$22,574

Cost of revenues	13,671	9,854	12,320

Gross profit	11,403	6,292	10,254

Research and development expenses, net of participations of $1,543, $2,159 and $1,758, on December 31, 2016, 2015 and 2014, respectively	18,823	14,291	14,973

Sales and marketing expenses	13,833	9,417	8,769

General and administrative expenses	5,242	6,710	3,375

Operating loss	26,495	24,126	16,863

Financing (income) expenses, net	(393)	70	143

Loss before taxes on income	26,102	24,196	17,006

Taxes on income	93	48	47

Loss for the year	$26,195	$24,244	$17,053

The accompanying notes are an integral part of the consolidated financial statements.

INSIGHTEC LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

Dollars in thousands, except share and per share data

	Number of Ordinary Shares	Number of Preferred B Shares	Number of Preferred B1 Shares	Number of Preferred C Shares	Number of Preferred D Shares	Ordinary Shares	Preferred B Shares	Preferred B1 Shares	Preferred C Shares	Preferred D Shares	Accumulated deficit	Additional paid-in capital	Total

Balance – January 1, 2014	14,016,462	14,037,888	32,201,524	27,519,390	-	$35	$34	$85	$72	-	$(231,069)	234,177	$3,334

Issuance of Preferred Shares D (Note 8)	-	-	-	-	30,417,587	-	-	-	-	88	-	58,261	58,349

Exercise of share options	39,750	-	-	-	-	-(*)	-	-	-	-	-	-(*)	0

Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	3,183	3,183
Loss for the period	-	-	-	-	-	-	-	-	-	-	(17,053)	-	(17,053)

Balance - December 31, 2014	14,056,212	14,037,888	32,201,524	27,519,390	30,417,587	$35	$34	$85	$72	$88	$(248,122)	$295,621	$47,813

Issuance of Preferred Shares D (Note 8)	-	-	-	-	13,146,693	-	-	-	-	32	-	25,407	25,439
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	4,251	4,251
Loss for the period	-	-	-	-	-	-	-	-	-	-	(24,244)	-	(24,244)

Balance - December 31, 2015	14,056,212	14,037,888	32,201,524	27,519,390	43,564,280	$35	$34	$85	$72	$120	$(272,366)	$325,279	$53,259

Issuance of Preferred Shares D (Note 8)	-	-	-	-	4,908,958	-	-	-	-	13	-	1,987	2,000
Exercise of share options	120,000	-	-	-	-	(*)	-	-	-	-	-	134	134
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	2,213	2,213
Loss for the period	-	-	-	-	-	-	-	-	-	-	(26,195)	-	(26,195)
Balance - December 31, 2016	14,176,212	14,037,888	32,201,524	27,519,390	48,473,238	$35	$34	$85	$72	$133	$(298,561)	329,613	$31,411

(*)	Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

INSIGHTEC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Cash flows - Operating Activities:
Loss for the year	$(26,195)	$(24,244)	$(17,053)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	404	391	170
Stock-based compensation	2,213	4,251	3,183
Decrease (increase) in trade accounts receivable	754	219	(129)
Decrease (increase) in other receivables and Prepaid expenses	396	(732)	(447)
Decrease (increase) in inventories	2,117	(2,249)	610
Increase (decrease) in trade accounts payables, other payables ,current liabilities and other long term liabilities	3,948	(413)	2,084

Net cash used in operating activities	(16,363)	(22,777)	(11,582)

Cash flows - Investing Activities:
Restricted cash	-	-	(690)
Purchase of fixed assets	(511)	(551)	(442)
Bank Deposit	6,500	8,000	(42,327)

Net cash provided by (used in) investing activities	5,989	7,449	(43,459)

Cash flows - Financing Activities:
Issuance of Preferred Shares, net	2,134	25,439	58,349

Net cash provided by financing activities	2,134	25,439	58,349

Increase (decrease) in cash and cash equivalents	(8,240)	10,111	3,308

Cash and cash equivalents at beginning of the year	15,215	5,104	1,796

Cash and cash equivalents at end of the year	$6,975	$15,215	$5,104

Supplemental information:
Income tax paid	33	77	20

Interest received in cash	247	279	17

The accompanying notes are an integral part of the consolidated financial statements.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 1 -	GENERAL

Business Description:

A.	Insightec Ltd. (the “Company”) was incorporated in the State of Israel in March 1999 and commenced operations in the development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment shortly thereafter. The Company operates in one operating segment.

The current main shareholders of the Company are as follows: Elbit Medical Technologies Ltd. (“EMT”); York Global Finance II S.à r.l., (“York”); Focused Holdings LP and Focused Holdings Canada Limited (“Exigent”); Shanghai GEOC Hengtong Investment Limited Partnership (“GEOC”); General Electric Company (through its Healthcare division) (“GE Company” or “GE” ) and MediTech Advisors LLC (“MTA”).

The Company has wholly owned subsidiaries as follows: (i) in the United States of America, InSightec Inc. (formerly InSightec- TxSonics Inc.) which was incorporated in the State of Delaware, U.S.A. in November 1998; (ii) a wholly owned subsidiary in Japan, Insightec Japan Y.K., which was incorporated in Tokyo, Japan, in March 2005; and (iii) a wholly owned subsidiary in China, InSightec Trading (Shanghai) Co., Ltd., which was incorporated in Shanghai on December 2014 (together: the “Subsidiaries”). The Subsidiaries engaged in pre-sale activities, in managing clinical trials and in providing technical support to the Company’s customers.

B.	The industry in which the Company operates is characterized by rapid technological development. Substantially all of the Company’s current sales are derived from a few applications of the Company’s product line. Many of the Company’s development applications are in the early stages and there can be no assurance that these applications will be successful. The Company is continuing research and development for additional applications for such products.

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

A.	Functional currency and translation of foreign currencies:

The currency of the primary economic environment in which the Company and its Subsidiary operate is the U.S. dollar (also “dollar”, “$US” or $). Accordingly, the Company and its Subsidiaries use the dollar as their functional and reporting currency.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars in accordance with the principles set forth in ACS 830-10 “Foreign Currency Translation” of the Financial Accounting Standards Board (“FASB”).

All exchange gains and losses from re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies are included in net financing income (expense) as they arise.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Principles of Consolidation:

The Company’s financial statements include the financial statements of the Company and its Subsidiaries (the “Group”) after elimination of material inter-company transactions and balances.

C.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates

D.	Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and demand deposits in banks with maturity dates not exceeding three months from the date of deposit.

E.	Allowance for doubtful accounts:

The allowance for doubtful accounts is computed for specific accounts, which, in management opinion are doubtful of collection.

F.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write–offs are provided for slow–moving items or technological obsolescence for which recoverability is not probable. Cost is determined for raw materials on the basis of moving average cost per unit. Cost is determined for finished products on the basis of standard cost, which approximates actual production cost (materials, labor and indirect manufacturing costs).

G.	Unites under Demo:

Units assembled that are used for demonstration are classified out of inventory to fixed assets and depreciated over the estimated useful life of 2 years.

H.	Fixed assets:

Fixed assets are presented at cost less accumulated depreciation. Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets, as follows:

Years

Electronic (including medical) equipment	3-7
Demo systems	2
Office furniture and equipment	7-14
Motor vehicles	7
Leasehold improvements	5

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining term of the lease (including the period of renewal options that the Company intends to exercise).

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Impairment of long–lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ACS 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2016, no impairment losses have been identified.

J.	Revenue Recognition:

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met at the time of product shipment.

In instances in which the Company enters into transactions that represent multiple deliverables arrangements, with elements including system sales, installation at the customer’s site and technical service, the Company apply ASC 605-25 Multiple Elements Arrangements. The ASC requires allocation of arrangement consideration among the separate units of accounting based on their relative selling prices. The selling price for each unit of accounting is determined based on a selling price hierarchy using either vendor specific objective evidence (“VSOE”) of selling price, third party evidence of selling price (“TPE”) or the vendor’s best estimate of estimated selling price (“ESP”) for that deliverable. Use of the residual method is prohibited. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis.

Products are typically considered delivered upon shipment. In instances where final acceptance of the system is specified by the customer, revenue is deferred until all acceptance criteria have been met. Technical support services revenue is deferred and recognized ratably over the period during which the services are performed, which is typically from one to two years. The Company’s arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue.

In most instances, the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements, due to the Company’s history of infrequent sales in which each element is separately sold. When VSOE cannot be established, the Company attempts to establish selling price of each element based on BESP. BESP is generally used for services and it applies to a small proportion of the Company’s arrangements with multiple deliverables. BESP for services is based on technical support services, which are sold separately through renewals of annual contracts.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Revenue Recognition: (Cont.)

The Company determines ESP for a product or service by considering multiple factors including, but not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices. The determination of ESP is made through consultation with and formal approval by the Company’s management.

The Company regularly reviews VSOE and ESP and maintains internal controls over the establishment and updates of these estimates

K.	Research and Development:

Research and development costs are charged to operations as incurred. Grants received (mainly royalty-bearing) from the Government of Israel through the Office of the Chief Scientist (“OCS”) and from other sources, as participation in certain research and development projects. The accrual for grant receivable is determined based on the terms of the projects, provided that the criteria for entitlement have been met.

The grants are not to be repaid, but instead the Company is obliged to pay royalties as a percentage of future sales if and when sales from the funded projects will be generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues. For more information regarding OCS royalties’ commitment, see Note 7A.

L	Severance Pay:

Israeli law and labor agreements determine the obligations of the Company to make severance payments to retiring employees and to employees leaving employment under certain other circumstances. The Company reached an agreement with its employees, according to which they would accept the provisions of Section No.14 of the Severance Compensation Law, 1963 (“Section 14”). Section 14 allows the Company to make deposits in severance pay funds according to the employees’ current salary. Such deposits release the Company from any further obligation with this regard. The deposits made are available to the employee at the time when the employer-employee relationship ends, regardless of cause of termination.

Severance expenses for the years ended December 31, 2014, 2015 and 2016 amounted to approximately $585, $660 and $718 respectively.

M.	Income taxes:

The Company accounts for income taxes utilizing the asset and liability method in accordance with ACS 740-10, “Accounting for Income Taxes” of the FASB. Accordingly current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements and for tax loss carry forwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits, the realization of which is not considered more-likely-then-not based on available evidence.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Concentration of credit risk:

Financial instruments that potentially subject the Company’s to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits. Cash and cash equivalents, short and long-term deposits are invested in major banks in Israel and in the United States. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company has no significant off-balance sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

O.	Stock-based compensation:

The Company applies the provisions of ASC Topic 718 under which, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite service period.

Fair value is determined on the basis of private placements or other transactions in the Company’s equity securities and on the basis of other available evidence and management’s estimates, with the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Risk-free interest rate	1.63%	1.73%	1.63%
Expected life of options	5	5	5
Forfeiture rate	3%	9%	3.5%
Expected volatility	55%	60%	64%
Expected dividend yield	None	None	None

P.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, short and long-term interest-bearing bank deposits, current and non-current accounts receivable and trade accounts payable. In view of their nature, the fair value of the financial instruments is usually identical or close to their carrying amounts.

Q.	New Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments. This ASU provides updated guidance on eight specific cash flow issues to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company’s management intend to adopt the requirements of this standard effective January 1, 2018 and are currently evaluating the impact of the adoption on the statement of cash flows.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	New Accounting Pronouncements (Cont.)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. With respect to assets measured at amortized cost, such as held-to-maturity assets, the update requires presentation of the amortized cost net of a credit loss allowance. The update eliminates the probable initial recognition threshold that was previously required prior to recognizing a credit loss on financial instruments. The credit loss estimate can now reflect an entity’s current estimate of all future expected credit losses as opposed to the previous standard, when an entity only considered past events and current conditions. With respect to available for sale debt securities, the update requires that credit losses be presented as an allowance rather than as a write-down. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company’s management intend to adopt the requirements of this standard effective January 1, 2020 and are currently evaluating the impact of the adoption on the financial condition and results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases, in order to establish the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. This update introduces a new standard on accounting for leases, including a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in ASC 606, the FASB’s new revenue recognition standard (e.g., those related to evaluating when profit can be recognized). The standard also requires lessors to increase the transparency of their exposure to changes in value of their residual assets and how they manage that exposure. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company’s management intend to adopt the requirements of this standard effective January 1, 2019, and are currently evaluating the impact of the adoption on the financial condition and results of operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, in order to clarify the principles of recognizing revenue. This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods or services in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. The FASB defines a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity’s performance obligation. By completing all five steps of the process, the core principles of revenue recognition will be achieved. In March 2016, the FASB issued an update to the new revenue standard (ASU 2014-09) in the form of ASU 2016-08, which amended the principal-versus-agent implementation guidance and illustrations in the new revenue guidance. In April 2016, the FASB issued another update to the new revenue standard in the form of ASU 2016-10, which amended the guidance on identifying performance obligations and the implementation guidance on licensing. These ASUs were followed by two further updates issued during May 2016, including ASU 2016-11, which rescinds certain SEC guidance, such as the adoption of ASUs 2014-09 and 2014-16, including accounting for consideration given by a vendor to a customer, and ASU 2016-12, which is intended to clarify the objective of the collectability criterion while identifying the contract(s) with a customer. The new revenue standard (including updates) will be effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted only as of annual reporting periods beginning after December 15, 2016. The Company’s management intend to adopt the requirements of this standard effective January 1, 2018, and, while evaluating the impact of the adoption on the financial condition and results of operations, they expect the adoption of this ASU to require the inclusion of additional disclosures surrounding the nature and timing of our revenue.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	New Accounting Pronouncements (Cont.)

In November 2016 the FASB issued ASU 2016-18 Statement of Cash Flows - Restricted Cash, the key requirements of the ASU are as follows:

1.	An entity should include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU does not define the terms “restricted cash” and “restricted cash equivalents” but states that an entity should continue to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with other GAAP. The ASU also states that any change in accounting policy will need to be assessed under ASC 250.
2.	A reconciliation between the statement of financial position and the statement of cash flows must be disclosed when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents.
3.	Changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the statement of cash flows.
4.	An entity with a material balance of amounts generally described as restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions.
5.	For public business entities, the guidance is effective for fiscal years beginning after December 15, 2017, including interim periods therein. For all other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods thereafter. Early adoption will be permitted for all entities, which must apply the guidance retrospectively to all periods presented. The Company’s management intend to adopt the requirements of this guidance effective January 1, 2019, and are currently evaluating the impact of the adoption on the financial condition.

NOTE 3 -	INVENTORIES

Composition:

	December 31,
	2 0 1 6	2 0 1 5

Raw materials	$2,790	$2,574
Finished products	396	2,729
	$3,186	$5,303

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 4 -	OTHER RECEIVABLES AND CURRENT ASSETS

Composition:

	December 31,
	2 0 1 6	2 0 1 5

Office of the Chief Scientist	$417	$1,320
Prepaid expenses	705	612
Governmental authorities (Mainly V.A.T)	203	182
Others	647	303
	$1,972	$2,417

NOTE 5 -	FIXED ASSETS, NET

Composition:

	December 31,
	2 0 1 6	2 0 1 5
Cost:
Electronic and medical equipment	$7,292	$6,869
Demo systems	555	555
Office furniture and equipment	495	445
Leasehold improvements	1,758	1,753
	$10,100	$9,622

Accumulated depreciation:
Electronic and medical equipment	$6,559	$6,212
Demo systems	555	555
Office furniture and equipment	388	370
Leasehold improvements	1,748	1,742
	$9,250	$8,879

Net book value	$850	$743

Depreciation expense amounted to$170 and $391 and $404 for the years ended December 31, 2014, 2015 and 2016, respectively.

NOTE 6 -	OTHER PAYABLES AND CURRENT LIABILITIES

Composition:

	December 31,
	2 0 1 6	2 0 1 5

Payroll and related amounts	$4,294	$2,708
Advances and deferred income	4,205	4,201
Accrued expenses to clinical researches	3,320	2,391
Accrued for royalties	615	426
Accrued commission	390	345
Other accrued expenses	1,696	914
Net book value	$14,520	$10,985

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 7 -	COMMITMENTS AND CONTINGENT LIABILITIES

A.	As of December 31, 2016, the Company has received or was entitled to receive, grants in the aggregate amount of $29,099 from the OCS. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3.5% of the revenues until the entire amount is repaid. The royalties will be paid up to the amount of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. Refund of the grants thereon is contingent on future revenues and the Company has no obligation to refund grants if sufficient revenues are not generated. The Company provides for such royalties based on its total revenues. The technology developed with OCS funding is subject to transfer restrictions.

These restrictions may impair the Company’s ability to sell its technology assets or to outsource manufacturing and the restrictions continue to apply even after the Company has paid the full amount of royalties, payable for the grants. In addition, the restrictions may impair the Company’s ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

The total amounts of grants received or were entitled to receive net of royalties paid or accrued including interest as of December 31, 2016 was approximately $34,509.

Royalty expenses to the OCS in the year ended December 31, 2014, 2015 and 2016, amounted to $790, $565 and $877, respectively and included in cost of revenues.

B.	The Company rents its facilities under various operating lease agreements, which expire on various dates. In March 2005 the Company signed an operating lease agreement for its main facility in Israel which was amendment several times. The Last amendment was in December 2015, according to which the Company extended the leased in the same building for a period of 3 years until March 2019.

The minimum rental payments (assuming no exercise of extension options in the agreements) are as follows:

Year
2017	$1,523
2018	$1,518
2019	$576
2020	$115

Rental expense for the facilities amounted to $1,278, $1,272 and $1,285 for the years ended December 31, 2014, 2015 and 2016, respectively.

The Company leases vehicles under various operating lease agreements, which expire on various dates. The minimum rental payment is $137 which was already paid, and included as part of short-term and long-term prepaid expenses in the balance sheet.

Vehicle lease expense amounted to $739, $766 and $804 for the years ended December 31, 2014, 2015 and 2016, respectively.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 7 -	COMMITMENTS AND CONTINGENT LIABILITIES (Con.)

C.	In October 17, 2012 Technology, Co-operation, and Distribution Agreement, between the Company and GE (the “2012 Distribution Agreement”) was signed in which GE Company was awarded world-wide distribution rights for marketing and sales of the Company’s products.

At a subsequent closing of the Series D Transaction (December 30, 2015), the Company and GE executed a third amendment to the 2012 Distribution Agreement, pursuant to which the Company was appointed as a non-exclusive distributer for GEHC’s MR Scanners in order for the Company to sell the scanners as an Integrated Therapy Platform (ITP) together with the Company’s products. In addition, the last remaining rights granted to GE to receive royalties payments from the Company was revoked and the term of the 2012 Distribution Agreement was extended for a period of five years from December 30, 2015.

D.	The FUS Foundation (“FUSF”), a non-profit organization, whose mission is to develop new applications and accelerate the worldwide adoption of MRgFUS through research programs with leading research institutions.

The FUSF agreed to finance the stage 1 Neuro research treatments during these years.

Expenses related to the FUSF support for the years ended December 31 2014, 2015 and 2016, amounted to $424, $247 and $ 152 respectively.

E.	On August 11, 2016 the Company entered into a non-exclusive Cooperation Agreement with Siemens Healthcare GmbH. In accordance with this Agreement the Company and Siemens will collaborate regarding R&D and the development of integration and system compatibility between the Siemens MR scanners and the Company’s therapy platforms. Upon the completion of the integration and system compatibility, each party will market and sell its component portion of the combined system. Each party will also provide end user support, warranty and maintenance services with regard to its component portion of the combined system. The term of the agreement commenced on the August 11, 2016 and will continue for a period of five years from the first commercial sale of the combined system (as defined in the agreement), and shall automatically renew for additional one year periods.

NOTE 8 -	SHAREHOLDERS’ EQUITY

1.	Registered Share Capital:

The registered share capital of the Company is NIS 3,030,000 divided into (a) 175,000,000 Ordinary Shares, having a par value of NIS 0.01 each; (b)  51,000,000 Series D Preferred Shares, having a par value of NIS 0.01 each, (c) 29,000,000 Series C Preferred Shares, having a par value of NIS 0.01 each, (d) 15,000,000 Series B Preferred Shares, having a par value of NIS 0.01 each, and (e) 33,000,000 Series B-1 Preferred Shares, having a par value of NIS 0.01 each.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 8 -	SHAREHOLDERS’ EQUITY (Cont.)

2.	Series D Transaction:

On June 26, 2014 the Company entered into a Series D Preferred Share Purchase Agreement with York, as amended on September 7, 2014, on December 15, 2014, on February 10, 2015, on June 10, 2015 and on December 30, 2015 pursuant to which York and subsequent investors invested a total sum of $84.5 million in the Company, at a price per share equals to $1.94 (the “Series D Transaction”) in consideration for 43,564,282 Series D Preferred Shares.

In addition, Dr. Ferré was granted the right to invest an additional $2 million, at the same terms of the Series D Transaction, for the purchase of Series D preferred shares of the Company (in addition to the amounts invested under the Series D Transaction described above). Such right should have expired on the earlier of: (i) June 15, 2016; (ii) the date of consummation of an initial public offering (IPO) of the Company; or (iii) sale of the Company or its assets. The Company’s board and the Company’s shareholders approved on June 8, 2016 and on June 15, 2016, respectively, the extension of Dr. Ferré right through June 30, 2016 and the assignment of the right by Dr. Ferré to certain investors. Accordingly, on June 30, 2016, certain investors exercised such right which was assigned to them, and purchased a total of 1,120,760 Series D Preferred Shares for total investment of $2 million.

The Series D Transaction reflected a pre money valuation (prior to the first Series D investment consummated on June 2014) of the Company of $200 million (on a fully diluted, as-converted basis).

Since the Company’s aggregate revenues for 2014 and 2015 as reflected in its annual audited financial statements for such years were less than $60,000,000, pursuant to the terms of the Series D Transaction, the Series D price per share was adjusted and reduced by 8% to $1.78. Therefore, on February 29, 2016 the investors of the Series D Transaction were issued additional 3,788,198 Series D Preferred Shares.

Under the Series D Transaction, the parties have agreed to amend the AOA pursuant to which the maximum number of directors increased to 12, of which each of York and Elbit Medical (collectively, the “Major Securityholders”), will be entitled to appoint two persons as long as they hold in the aggregate 12.5% or more of the outstanding capital stock of the Company on an as-converted basis, and one person so long as such Major Securityholder, beneficially holds less than 12.5% but 5% or more of the outstanding capital stock of the Company on an as-converted basis. In addition, the Major Securityholders will be entitled to jointly appoint four additional directors. GE will be entitled to appoint one director as long as it holds 2.5% or more of the outstanding capital stock of the Company on an as-converted basis GEOC will be entitled to appoint one director as long as it holds 3% or more of the outstanding capital stock of the Company on an as-converted basis. Focused Holdings LP will be entitled to appoint one director as long as Focused Holdings LP and Focused Holdings Canada Limited hold, together with their respective affiliates, 5% or more of the outstanding capital stock of the Company on an as-converted basis.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 8 -	SHAREHOLDERS’ EQUITY (Cont.)

2.	Series D Transaction (Cont.):

The Company’s CEO shall also serve as a director. For so long as Elbit and York hold together an aggregate of at least 50.01% of the Shares then issued and outstanding, the Designated Directors they have appointed will have the right to jointly and unanimously appoint the Company’s Chief Executive Officer subject to any additional requirements provided by Law.

3.	General Provisions:

(1)	Series D Preferred Shares are senior to all other outstanding shares of the Company. Secondary to Series D Preferred Shares are Series C Preferred Shares. Following Series C Preferred Shares are Series B and Series B-1 Preferred Shares. The rights provided to the holders of Series B-1 Preferred and Series B Preferred Shares are similar, mutatis mutandis (other than the original purchase price thereof).

(2)	Each Ordinary Share and each Preferred Share shall confer upon its holder the right to receive notices of, and to attend and vote in General Meetings. Each holder of Ordinary Shares shall have one vote for each Ordinary Share held by him. Each holder of Preferred Shares shall have one vote for each Ordinary Share into which the Preferred Shares held by such holder may be converted.

(3)	The Company’s Amended and Restated Articles of Association (the “AOA”) provides, inter alia, for (i) special majority requirements with respect to certain resolutions, e.g. dividend distribution, issuance of shares ranking equal or senior to the Preferred Shares, material change in the line of business; and (ii) restrictions on certain transfers of Company’s shares and bring along and tag along rights.

(4)	According to the AOA, the holders of the Preferred Shares are entitled, inter alia, to a ‘dividend preference’, to the extent such dividend is declared by the Board of Directors of the Company, and a ‘liquidation preference’ in the events stipulated thereunder.

(5)	The AOA further provides that the holders of the Preferred Shares have the right, at any time, to convert all or any of the shares held by them into Ordinary Shares and that automatic conversion shall apply in certain circumstances.

NOTE 9 -	STOCK OPTION PLANS

As of December 31, 2016, 30,699,015 options are outstanding under all the Company’s options plans.

A.	2006 Option Plan (“2006 Original Plan”) and 2006 Revised Option Plan (“2006 Revised Plan”):

On January 30, 2006 the Company’s Board of Directors approved and adopted an option plan to employees, officers, directors and consultants (“2006 Original Plan”).

On December 3, 2012 the Company’s Shareholders approved, following the Board’s approval, to amend 2006 Plan (“2006 Revised Plan”) and to adopt US Annex. The total number of options reserved for issuance under the 2006 Revised Plan is 35,000,000 out of which 20,000,000 options reserved under the US Annex.

The vesting period of the options granted prior to December 11, 2014, under 2006 Revised Plan and US Annex is as follows: 25% of the Options shall become vested each year on the anniversary of the Grant Date (such that the Options shall become fully vested on the fourth anniversary of the Grant Date). The options granted under this plan expire after seven years from the Grant Date.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 9 -	STOCK OPTION PLANS (Cont.)

A.	2006 Option Plan (“2006 Original Plan”) and 2006 Revised Option Plan (“2006 Revised Plan”)(Cont.):

On December 11, 2014 the Company’s Shareholders approved, following the Board’s approval, to amend the 2006 Revised Plan and the US Annex in order to include a cashless exercise mechanism. In addition, according to such amendment the vesting period of the options granted under 2006 Revised Plan and US Annex is as follows: 50% of the Options shall become vested on the second anniversary of the Grant Date, additional 25% of the Options shall become exercisable on the third anniversary of the Grant Date, and additional 25% of the Options shall be exercisable on the fourth anniversary of the Grant Date (such that the Options shall be fully vested on the fourth anniversary of the Grant Date).

B.	Grant of Options:

On December 11, 2014,  the Company granted 6,771,612 and 1,354,322 options to Dr. Ferré and Mr. Delevic, respectively,  reflecting 5% and 1% of the Company’s fully diluted share capital on the date of the closing of the Subsequent Investment (as such term is defined in the Series D Transaction), pursuant to a Service Agreement between the Company and  Crandon Capital Partners LLC (“Crandon”), dated December 15, 2014, under which Crandon will provide the Company certain services (“Services”), including Chairman of the Board, through Dr. Maurice R. Ferré and active director services, through Mr. Ivan Delevic (the “Services Agreement”).

The exercise price per share shall be equal to the original issue price of the Series D Preferred Shares ($1.94 which was reduced to $1.78). Such options shall vest as follows: (i) 25% of the options shall vest on January 1, 2015; (ii) 25% shall vest on January 1, 2016; and (iii) 50% shall vest upon the achievement of certain goals and milestones (as specified in the grant letter). The options were granted under the 2006 Revised Plan, except as modified under the CEO Employment Agreement in the event of a Change in Control or termination, and in accordance with the terms of the grant letter. The value of the benefit calculated under the Black-Scholes formula, is about $5.6 million.

On December 28, 2015, the Company granted an option to purchase 250,000 Ordinary Shares of the Company to Dr. Kobi Vortman, the Company’s CEO at that time and currently an executive vice chairman of the Board. The grant date of the options shall be January 1, 2016. The exercise price per share shall be $1.94 (which was reduced to $1.78). The options shall vest as follows: (i) 25% of the options shall have immediate vesting upon allocation; (ii) 25% shall vest one year after the grant date; and (iii) 50% shall vest upon the achievement of certain goals and milestones (as specified in the grant letter). The options were granted under the 2006 Revised Plan and in accordance with the terms of the grant letter, which will provides a cashless exercise mechanism. The value of the benefit calculated under the Black-Scholes formula, is about $174.

Furthermore, the Company granted 180,000 and 500,000 Restricted Shares Units (the “RSUs”), representing 180,000 and 500,000 Ordinary Shares of the Company, to Dr. Ferré and to Mr. Jun Tao (who serves as Senior VP of strategic Marketing & Business Development of the Company), respectively, which was granted effectively on June 15, 2016. Such RSUs shall expire on the earlier of: (i) June 30, 2019; or (ii) the effective date of the termination of services or employment, as applicable. Each RSU granted shall vest upon the achievement of certain goals and milestones (as specified in the grant letter). The grantees shall not pay any consideration for converting the granted RSUs to Shares. The RSUs granted to Dr. Ferre are subject to the terms described above, except as modified under the CEO Employment Agreement in the event of a Change in Control or termination.

Additionally, the Company granted to Dr. Ferré and to Mr. Jun Tao 7,114,096 and 1,500,000 options, respectively, each option to purchase one Ordinary Share of the Company, at an exercise price per share of $12.57 and $1.78, respectively, which was granted effectively on June 15, 2016 and on June 6, 2016, respectively.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 9 -	STOCK OPTION PLANS (Cont.)

B.	Grant of Options (Cont.):

Dr. Ferré’s options shall vest as follows: (i) 25% of the options were vested on January 1, 2017; (ii) 25% shall vest on January 1, 2018; (iii) 50% shall vest upon the achievement of certain goals and milestones (as specified in the grant letter).. The options were granted under the 2006 Revised Plan and in accordance with the terms of the grant letter. The options granted to Dr. Ferre are subject to the terms described above, except as modified under the CEO Employment

Agreement in the event of a Change in Control or termination. The value of the benefit calculated under the Black&Scholes formula, is about $315.

On September 12, 2016, the Company granted an option to purchase 100,000 Ordinary Shares of the Company to each of Mr. Eugene Saragnese and Mr. Tom Gentile at an exercise price per share of $1.78. The vesting period of such options shall be one year, such that the options shall be fully vested on the first anniversary of their grant date. The options were granted under the Amended and Restated 2006 Stock Option Plan and the US Annex and in accordance with the terms of the grant letter. The value of the benefit calculated under the Black-Scholes formula, is about $29.

In addition, during 2014, 2015 and 2016 additional options were granted to new and current employees and officers.

C.	Fair value

The weighted average fair value (in dollars) of the options granted during 2014, 2015 and 2016 according to Black-Scholes option-pricing model, amounted to $0.62, $0.7 and $0.15 per option, respectively. Fair value was determined on the basis of private placements of the Company’s equity securities and on the basis of other available evidence and management’s estimates.

D.	A summary of the status of the Company’s share option plans as of December 31, 2014, 2015 and 2016, as well as changes during each of the years and period then ended, is presented below:

	2 0 1 6		2 0 1 5		2 0 1 4
	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price
		(US dollars)		(US dollars)		(US dollars)

Outstanding - beginning of year	23,803,919	1.50	23,533,919	1.49	11,998,500	1.26
Granted	9,194,096	10.13	500,000	1.94	12,706,718	1.67
Cancelled	(2,179,000)	1.84	(230,000)	1.87	(1,131,549)	1.12
Exercised	(120,000)	1.12	-		(39,750)	1.12
Outstanding - year end	30,699,015	4.06	23,803,919	1.50	23,533,919	1.49

Options exercisable year end	15,432,993	1.40	10,905,764	1.56	3,866,050	1.52

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 9 -	STOCK OPTION PLANS (Cont.)

E.	The following table summarizes information about share options outstanding as of December 31, 2015 and 2016:

Outstanding as of December 31, 2015				Exercisable as of December 31, 2015
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.0025	25,000	1.2	0.0025	25,000	0.0025
1.12	14,490,985	4.3	1.12	6,618,297	1.12
1.94	8,995,934	5.9	1.94	3,970,467	1.94
6	42,000	1.2	6	42,000	6
6.6	250,000	1	6.6	250,000	6.6
	23,803,919			10,905,764

Outstanding as of December 31, 2016				Exercisable as of December 31, 2016
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.0025	25,000	0.3	0.0025	25,000	0.0025
1.12	12,480,985	3.4	1.12	9,000,543	1.12
1.78	10,205,934	5.2	1.78	6,094,450	1.78
1.94	870,000	5.4	1.94	310,000	1.94
6-12.57	7,117,096	6.5	12.56	3,000	6
	30,699,015			15,432,993	1.4

Total estimated share-based compensation expense, related to all of the Company’s share-based awards, recognized in the year ended December 31, 2016 and 2015 was comprised as follows:

	Year ended December 31,
	2 0 1 6	2 0 1 5

Cost of revenues	$72	$73
Research and development	672	684
Sales and marketing	257	445
General and administrative	1,212	3,049
Total share-based compensation expense	$2,213	$4,251

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 10 -	INCOME TAXES

A.	Law for the Encouragement of Capital Investments-1959:

In January 6, 2011 an amendment to the Law for the Encouragement of Capital Investment-1959 (the “Law”) was published. The amendment has a substantial effect on the current provisions of the Law. The followings are the major changes in the amendment:

(1)	A company located in Preferred Area A can file for both grants and tax benefits.

(2)	The requisites for benefits were changed with most significant change is that the minimum investment requirement was removed. In addition the definition of approved entity was changed.

(3)	The income attribution based on revenues was cancelled, the result is that approved entity would be taxable on it entire income at a fixed rate.

(4)	Tax exemption was cancelled.

(5)	Dividend payable to Israeli corporations from preferred income would be tax exempted.

(6)	The Grant Rate out of the approved investment would be up to 24%.

The tax rates applicable to Approved Industrial Enterprise would be 6% and 12% for those located in Preferred Area A or elsewhere, respectively, with effectiveness for the taxable year 2 of 2015 and onwards. Prior to 2015 the following tax rates will be applicable:

For the years 2011-2012 10% and 15%, respectively and for the years 2013-2014 7% and 12.5%, respectively. The amendment to the law is not expected to have material impact on the Company’s consolidated financial statements.

B.	Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “Industrial Company” under the Law for the Encouragement of Industry (Taxation), 1969 and, therefore, is entitled to certain tax benefits, mainly accelerated rates of depreciation and the right to deduct public issuance expenses for tax purposes.

C.	Deferred Taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has accumulated losses for Israeli tax purposes as of December 31, 2016 in the amount of approximately $230,000.

The Israeli tax loss carry forwards have no expiration date. The Company expects that during the period these losses are utilized, its undistributed earnings will be tax exempt. Since the Company has no intention to distribute such earnings, there will be no tax benefit available from such tax losses and no deferred taxes have been included in these financial statements for these losses.

D.	Tax rates applicable to the Company:

The corporate tax rate in Israel is 26.5% in 2014 and 2015.

In January 2016, a legislation to amend the corporate income tax law as of January 1, 2016 to 25% (1.5% decrease).

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 10 -	INCOME TAXES (Cont.)

E.	Tax Assessments:

The Company and InSightec Inc. have not received final tax assessments since inception. The Company and InSightec Inc. have tax assessments considered final through the year 2011 and 2012, respectively. InSightec Japan Y.K. had final tax assessment through the year 2011.

In light of losses for both financial reporting and tax purposes for all years presented, a reconciliation of the effective income tax rate has not been presented.

NOTE 11 -	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

A.	Geographic information:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	%	%	%
Revenues:
America	43	23	21
Europe	13	38	35
ROW	44	39	44

B.	Revenues by major customers:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	%	%	%

Customer A	10	34	31
Customer B	9	12	10

C.	Fixed assets: Substantially all fixed assets are located in Israel.

NOTE 12 -	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

A.	Transactions:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Revenues	$-	$4,811	$7,083

Cost of revenues	$-	$254	$302

Research and development costs (14.C)	$-	$-	$30

Sales and marketing	$-	$-	$-

B.	Balances:

	December 31,
	2 0 1 6	2 0 1 5

Trade accounts receivables	$-	$1,905
Trade accounts payables	$-	$-

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

Date: November 9, 2017	By:	/s/ Ron Haddasi
	Name:	Ron Haddasi
	Title:	Chairman of the Board