Form 20-F
period 2017-12-31
ELBIT IMAGING LTD
filed 2018-04-27
CIK 1027662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,190,808 ordinary shares, no par value per share, as of December 31, 2017.

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

YES ☐ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

YES ☐ NO ☒

 i

INTRODUCTION

To date we operate primarily in the following fields of business:

Medical Industries – through our indirect holdings in two companies which operates in the field of life science: (i) InSightec Ltd. (“InSightec”) - InSightec operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; (ii) Gamida Ltd. (“Gamida”) – Gamida operates in the field of research, development and manufacture of products designated for certain cancer diseases.

Plots in India – we have holdings in plots of land in India which are designated for sale (and which were initially designated for residential projects).

Plots in Eastern Europe initially designated for development of commercial centers - plots in Eastern Europe (and in Greece) held by our subsidiary Plaza Centers N.V. (“PC”) whose business strategy is to no longer develop commercial centers but to dispose its real estate assets at optimal market conditions.

References in this annual report to Elbit Imaging Ltd. and its subsidiaries are referred to herein as “EI,” “Elbit,” the “Company,” “our,” “we” or “us”.

Special Explanatory Note

Share and share price information in this annual report have been adjusted to reflect the 1-for-3 reverse share split effected by us on June 28, 2016.

FORWARD-LOOKING STATEMENTS

THIS ANNUAL REPORT ON FORM 20-F CONTAINS “FORWARD-LOOKING STATEMENTS,” WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY AND ITS MANAGEMENT ABOUT THE COMPANY’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, PROJECTED CASH FLOW, INITIATION, TIMING, PROGRESS AND RESULTS OF RESEARCH, MANUFACTURING, PRECLINICAL STUDIES, CLINICAL TRIALS, AND OTHER RESEARCH AND DEVELOPMENT EFFORTS OF INSIGHTEC AND/OR GAMIDA, RELATIONSHIPS WITH EMPLOYEES, BUSINESS PARTNERS AND OTHER THIRD PARTIES, THE CONDITION OF ITS PROPERTIES, LOCAL AND GLOBAL MARKET TERMS AND TRENDS, AND THE LIKE. WORDS SUCH AS “BELIEVE,” “EXPECT,” “INTEND,” “ESTIMATE” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE EXCLUSIVE MEANS OF IDENTIFYING SUCH STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED, EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, WITHOUT LIMITATION, THE FACTORS SET FORTH BELOW UNDER THE CAPTION “RISK FACTORS.” ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT SPEAK ONLY AS OF THE DATE HEREOF, AND WE CAUTION EXISTING AND PROSPECTIVE INVESTORS NOT TO PLACE UNDUE RELIANCE ON SUCH STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES, AND THEREFORE, THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN WILL PROVE TO BE ACCURATE. WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS.

 ii

CURRENCY TRANSLATION

For the reader’s convenience, financial information for 2017 has been translated from various foreign currencies to the U.S. dollar (“$” or “U.S. dollar”), as of December 31, 2017, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2017
1 New Israeli Shekel (NIS)	0.2884
1 Euro	1.1978
1 Great British Pound (GBP)	1.3504
1 Hungarian Forint (HUF)	0.0032
1 Czech Republic Koruny (CZK)	0.0392
1 Romanian LEI (RON)	0.2145
1 Polish Zloty (PLN)	0.2393
1 Indian Rupee (INR)	0.0131
1 Crore (10 million INR)	130,913

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

EXCHANGE RATES

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.523 to the U.S. dollar on April 23, 2018. The exchange rate has fluctuated during the six month period beginning October 2017 through April 23, 2018 from a high of NIS 3.55 to the U.S. dollar to a low of NIS 3.388 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning October 2017, through April 23, 2018 as published by the Bank of Israel, were as follows:

	HIGH	LOW
MONTH	1 U.S. dollar =NIS	1 U.S. dollar =NIS
October 2017	3.542	3.491
November 2017	3.544	3.499
December 2017	3.550	3.467
January 2018	3.535	3.388
February 2018	3.681	3.427
March 2018	3.514	3.431
April 2018 (until April 23 , 2018)	3.503	3.537

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each colander month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	AVERAGE EXCHANGE RATE

January 1, 2013 - December 31, 2013	3.609 NIS/$1
January 1, 2014 - December 31, 2014	3.577 NIS/$1
January 1, 2015 – December 31, 2015	3.885 NIS/$1
January 1, 2016 – December 31, 2016	3.841 NIS/$1
January 1, 2017 – December 31, 2017	3.599 NIS/$1

 iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries are derived from our 2017 consolidated financial statements and are set forth below in table format. Our 2017 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The 2017 consolidated financial statements were audited by Ernst and Young Israel – Kost Forer Gabbay and Kasierer (“Ernst and Young Israel”), a firm of certified public accountants in Israel and a member of Ernst and Young Global. See “Item 16F - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT” for more information regarding the appointment of our new independent auditors. The consolidated financial statements for all years prior to 2016 presented in this filing were audited by Brightman Almagor Zohar and Co., a Member Firm of Deloitte Touche Tohmatsu. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2017 only.

The selected financial data for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 which are presented in the table below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS

(In thousands of USD, except share and per share data)

	2017 Convenience translation	2017	2016	2015	2014	2013
	($’000)	(NIS’000)	(NIS’000)
Income revenues and gains
Revenues
Revenues from sale of commercial centers	225,794	782,829	126,019	200,078	201,571	8,614
Total revenues	225,794	782,829	126,019	200,078	201,571	8,614
Gains and other
Rental income from commercial centers	9,229	31,997	66,417	83,849	113,661	129,748
Gains from sale of investees	-	-	-	6,712	11,301	-
Gains from changes of shareholding in investees	-	-	-	-	-	-
Total gains	9,229	31,997	66,417	90,561	124,962	129,748
Total income revenues and gains	235,023	814,826	192,436	290,0639	326,533	138,362

Expenses and losses
Commercial centers	232,369	805,623	159,806	290,360	291,864	124,737
General and administrative expenses	4,306	14,930	10,257	16,678	39,785	60,643
Share in losses of associates, net	5,827	20,202	54,313	42,925	17,298	339,030
Financial expenses	32,390	112,296	124,354	207,721	207,729	306,929
Financial income	(522)	(1,811)	(1,056)	(2,154)	(6,317)	(3,930)
Change in fair value of financial instruments measured at fair value through profit and loss	-	-	(2,707)	2,568	71,432	68,407
Financial gain from debt restructuring	-	-	-	-	(1,616,628)	-
Write-down, charges and other expenses, net	29,166	101,120	162,318	99,292	544,371	784,075
	303,536	1,052,360	509,397	657,390	(450,465)	1,679,891

Profit (loss) before income taxes	(68,513)	(237,534)	(316,961)	(366,751)	776,998	(1,541,530)
Income taxes (tax benefits)	3,243	11,244	3,020	4,402	(2,287)	(30,937
Profit (loss) from continuing operations	(71,756)	(248,778)	(319,981)	(371,153)	779,285	(1,510,593)
Profit(loss) from discontinued operations, net	(44,102)	(152,903)	7,913	56,231	5,072	(54,418)
Profit (loss) for the year	(115,858)	(401,681)	(312,068)	(314,922)	784,357	(1,565,010

Attributable to:
Equity holders of the Company	(97,500)	(338,034)	(194,830)	(186,150)	1,008,999	(1,155,645)
Non-controlling interest	(18,358)	(63,647)	(117,238)	(128,772)	(224,642)	(409,365)
	(115,858)	(401,681)	(312,068)	(314,922)	784,357	(1,565,010)

Earnings per share - (in NIS)
Basic earnings (loss) per share:
From continuing operations	(5.80)	(20.14)	(22.05)	(21.73)	126.81	(2,675.22)
From discontinued operations	(4.80)	(16.64)	0.85	1.48	0.64	(109.69)
	(10.60)	(36.78)	(21.20)	(20.25)	127.45	(2,784.91)
Diluted earnings (loss) per share:
From continuing operations	(5.80)	(20.14)	(22.05)	(21.73)	126.81	(2,675.22)
From discontinued operations	(4.80)	(16.64)	0.85	1.43	0.64	(109.69)
	(10.60)	(36.78)	(21.20)	(20.25)	127.45	(2,784.91)

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	2017 Convenience translation	2017	2016	2015	2014	2013
	($’000)	(NIS’000)	(NIS’000)	(NIS’000)	(NIS’000)	(NIS’000)

Current Assets	139,445	483,456	178,592	217,544	488,702	694,348
Non-current Assets	153,998	533,913	2,082,617	2,486,008	3,172,611	3,870,096
Total	293,443	1,017,371	2,261,209	2,703,552	3,661,313	4,564,444

Current Liabilities	244,266	846,874	1,209,627	806,251	358,985	4,794,477
Non-current Liabilities	92,092	319,282	1,002,967	1,593,237	2,589,091	178,597
Shareholders’ equity Attributable to:
Equity holders of the company	(56,082)	(194,435)	(88,489)	19,287	231,979	(1,032,637)
Non-controlling interest	13,167	45,651	137,103	284,777	481,258	624,007
Total	293,443	1,017,371	2,261,209	2,703,552	3,661,313	4,564,444

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

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

RISKS RELATING TO OUR MEDICAL COMPANIES IN GENERAL

Our medical companies are subject to extensive governmental regulation, which can be costly and subject their business to disruption, delays and potential penalties.

Our medical companies are subject to extensive regulation by the US Federal and Drug Administrative (“FDA”) and various other U.S. federal and state authorities and the European Medicines Agency and other foreign regulatory authorities. The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for future products or new indications and uses, could result in delayed realization of product revenues, reduction in revenues and substantial additional costs. In addition, no assurance can be given that our medical companies will remain in compliance with applicable FDA and other regulatory requirements once approval or marketing authorization has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling, and advertising and post marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. Our medical companies’ facilities are subject to ongoing regulation, including periodic inspection by the FDA and other regulatory authorities, and they must incur expense and expend effort to ensure compliance with these complex regulations. Failure to comply with all applicable regulatory requirements may subject our medical companies to operating restrictions and criminal prosecution, monetary penalties and other disciplinary actions, including, sanctions, warning letters, product seizures, recalls, fines, injunctions, suspension, shutdown of production, revocation of approvals or the inability to obtain future approvals, or exclusion from future participation in government healthcare programs. Any of these events could disrupt our medical business.

There is uncertainty regarding reaching the phase of commercial sales

Gamida is primarily involved in research and development stages of its products. InSightec’s ExAblate system has obtained regulatory approvals for certain applications (including FDA and CE approval) which are sold to customers, and InSightec’s research and development activities focus on additional applications to its existing products.

A company wishing to develop a medical product and receive approval to market it must pass through a series of trials catalogued according to various phases, and each of them may end in failure. In such circumstances, InSightec’s and Gamida’s research and development activities do not carry with them a certainty of succeeding and reaching the phase of commercial sales of their products. Furthermore, it is not possible to predict the results of the later-phase trials based on the results of the preclinical trials and the first clinical trials carried out in the same product. Furthermore, a large part of the costs is invested in research and development expenses before the company begins to derive revenue from the sales of the products in development. A failure in one of the trial phases may cause the loss of the entire investments. Furthermore, there is no certainty regarding the price that may be received for the products under development when they begin to be marketed.

Our medical companies need considerable funds for research and development in order to be successful

InSightec invests significant resources into the research and development of new applications for its existing products, and a significant part of Gamida’s operations is in the research and development field. So long as InSightec and Gamida continue with their product development processes, their development costs will remain high, as will their need for considerable funds, and Insightec a will not generate revenues for its new applications, and Gamida will not generate revenues from its products. Both InSightec and Gamida are dependent on the success of their respective research and development process, and if its research and development efforts, including clinical trials, fail in part or in whole, or significantly deviate from their objectives in terms of the development time or development costs, it could have a material adverse effect on Insightec and/or Gamida, as the case may be.

The clinical trials may not be successful and may be delayed or discontinued

The continued development of the products/applications being developed by InSightec and Gamida is conditioned on the conduct of clinical trials and the success of these trials at each of the regulatory phases. The conduct of clinical trials depends on a range of factors, including the ability to recruit a satisfactory number of both ill and healthy candidates. The necessity to receive the consent of clinical research entities for the trials, approvals for the conduct of the trials, as well as the possibility for unpredicted side effects may negatively impact the success of our medical companies’ successful completion of their clinical trials. All these may delay, or even cause a discontinuation of, the clinical trials, and lead to a postponement of the approvals and permits, as described above. Moreover, it is not possible to know when the clinical trials will be completed, if at all.

Our medical companies may experience difficulties and delays in recruiting candidates for clinical trials

Continued development of InSightec’s and Gamida’s products/applications and completion of the clinical trials depend, among other factors, on the recruitment of appropriate candidates for the aforementioned trials. A lower than expected rate and/or delay of the recruitment of trial candidates may be caused by a variety of factors, such as the low prevalence of patients fitting the trial criteria, competition between the companies for candidate participation in trials, changes in the candidates’ willingness to volunteer for the trial, and a lack of budgets.

Our medical companies’ operations (which include clinical trials) may lead to exposure to legal claims.

Our medical companies’ activities in the field of medical equipment and devices development include clinical trials, which raise exposure to legal claims due to bodily injury or side effects resulting from the usage of such medical devices or treatment or the negligence or improper usage of such equipment by the medical staff performing the treatment. Any such claims could result in harm to our business and results of operations.

Our medical companies may be unable to adequately protect or enforce their rights to intellectual property, causing them to lose valuable rights.

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

Violation of a third party’s rights

Claims by competitors and other third parties that InSightec’s or Gamida’s products allegedly infringe the patent rights of others (e.g. if InSightec’s and/or Gamida’s employees or service providers have violated, or are violating, the intellectual property rights held, in the past or present, by their other employers) could have a material adverse effect on InSightec’s or Gamida’s business. Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of InSightec’s and Gamida’s technical and management personnel. An adverse determination in any such proceeding could subject InSightec and Gamida to significant liabilities or require InSightec or Gamida to seek licenses from third parties or pay royalties that may be substantial.

Lack of coverage by government entities and/or insurance companies for the products’ costs

The payment mechanisms currently used in the USA and Europe and some other countries, according to which the cost of patient care is covered by government bodies and/or insurance companies, may affect InSightec’s and Gamida’s sales potential. Should insurance coverage for the costs of InSightec’s and Gamida’s products not be approved, this may lead to a reduction in these products’ sales potential.

InSightec believes that third-party payors will not provide reimbursement on a national basis for treatments using the ExAblate, unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate. If InSightec is unable to obtain reimbursement on a national basis for treatments using the ExAblate, or if there are changes in reimbursement policies of private healthcare or governmental payors affecting the reimbursement for treatment procedures using the ExAblate, it could have a material adverse effect on InSightec.

For more information regarding reimbursement for InSightec's products see "Item 4B – Business Overview – Insightec – Insurance Coverage".

Our medical companies are dependent on professional and skilled manpower

InSightec’s and Gamida’s success depends, among other factors, on the continued services of key personnel in the development, production, management and business development fields. The supply of professional and skilled manpower in InSightec’s and Gamida’s field of activity in Israel is small. Should InSightec and Gamida not be able to hire or retain the aforementioned employees, this could cause a delay in the development and production of their products.

Grants and benefits from government entities and limits on realization of holdings

InSightec and Gamida benefit from the budgets of government entities, such as the Israeli Innovation Authority. These grants and benefits impose limitations on the activities of recipient companies (e.g. restrictions on production outside Israel and a prohibition on sales of knowledge to foreign entities). Moreover, limitations exist on the possibility to sell InSightec’s and Gamida’s operations to foreign investors, which may limit the options for realizations of the Company’s holdings in InSightec and/or Gamida. A violation of the limitations may subject InSightec and Gamida to a range of penalties, including financial and criminal penalties. Furthermore, changes in the budgets of the aforementioned government entities that may prevent or reduce the grants and/or benefits that InSightec and Gamida may receive in the future may substantially impact their operations and results. Moreover, foreign investments are affected, among other factors, by the preservation of foreign investment incentives by Israeli regulators, including tax incentives. In the event that the aforementioned incentives for foreign investments are discontinued and/or limited, this may negatively affect foreign investments in InSightec and Gamida, and therefore negatively affect their business results and the company’s business results.

Limits on the realization of InSightec and Gamida holdings

InSightec and Gamida sometimes enter into agreements which impose restrictions on the holdings of parties to the agreement or on third parties, including the company, related to their holdings in InSightec and Gamida, such as refusal rights and tag along rights. The aforementioned restrictions may limit the company’s ability to realize its holdings in InSightec and/or Gamida and even deter potential investors from entering into investment agreements with the Company in regards to InSightec and Gamida.

Developments in the pharmaceutical and medical research fields

The development of competing drug treatments in InSightec’s and Gamida’s fields of research and development may reduce or obviate entirely the need for their products.

Changes enabling the circumvention of InSightec’s and/or Gamida’s intellectual property

It is possible that, after development is completed and a patent is registered in InSightec’s and/or Gamida’s name, third parties may succeed in developing alternative products that will include a technological change that will enable them to circumvent InSightec’s and/or Gamida’s patent-protected rights. In such a case, it is possible that third parties may succeed in developing products competing with InSightec’s and/or Gamida’s without violating the patent-protected rights, which may increase competition for InSightec’s and/or Gamida’s products and reduce their expected profits.

Violation of rights that are protected by patents, or will be protected in the future by patents

It is possible that, after development is completed and a patent is registered in InSightec’s and Gamida’s name, third parties may act to produce InSightec’s and Gamida’s products while violating the patent-protected rights. In light of this, the production of InSightec’s and Gamida’s products in violation of their patent-protected rights may harm them, and cause a decline in the prices of their products and reduce their expected profits.

Risks inherent in marketing medical products

Certain risks are inherent in marketing medical products and/or medicine, such as side effects for a drug (when referring to Gamida’s products) and other patient reactions to the drug, which in some cases are unpredicted. The realization of the aforementioned risks may delay the continued development activities, and impact InSightec’s and Gamida’s continued operations and product development.

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

RISKS RELATING TO INSIGHTEC

Demand for InSightec products

As of the date of this annual report, and in light of InSightec’s annual sales volume, there is no certainty that the demand for InSightec products will remain stable or grow. Furthermore, there is currently no certainty with regards to the rate of growth in the gynecology, oncology, and neurology markets, at which the current InSightec products are targeted. Increased demand for InSightec products depends also on the success of the marketing efforts, including overcoming various obstacles, with regard to which there is no certainty.

Technological compatibility

As of the date of this annual report, ExAblate is compatible only with certain Magnetic Resonance Imaging (MRI) systems of GE Healthcare, a division of the General Electric Company (“GE”) and MRI systems of Siemens Healthcare GmbH (“Siemens”), which may limit InSightec’s potential market.

In light of the above, we depend on collaboration with GE and Siemens to ensure the compatibility of the ExAblate with new models of GE and Siemens MRI systems and upgrades to existing GE MRI systems. If InSightec is unable to receive information regarding new models of the GE and Siemens MRI systems or upgrades to existing GE and Siemens MRI systems, and coordinate corresponding upgrades to the ExAblate to ensure continued compatibility with new and existing GE and Siemens MRI systems, its ability to generate sales of its system will be adversely affected. A termination of the cooperation with MRI manufacturers may cause a delay in the sale of InSightec products and a need for additional funding in order to make its products compatible with the MRI systems of other manufacturers.

InSightec is dependent on GE

As at the date of this report, InSightec has regulatory authorizations to integrate systems manufactured by it only into MRI beds manufactured by GE. InSightec is in the process of obtaining authorizations to integrate the systems manufactured by Siemens. However, at this stage, prior to having obtained the authorizations as stated, InSightec is dependent upon GE.

If the ExAblate is subject to a product recall, InSightec will not be able to generate sufficient sales to support its business.

If the ExAblate does not comply with regulatory standards or if it is subject to reports of damaging effects to patients, it may be subject to a mandatory recall by the relevant authorities and sales may be stopped until it can clear regulatory approvals once again. A recall may harm the reputation of InSightec and its products and its ability to generate additional sales of the ExAblate which may be adversely affected. As of the date of this annual report, and to InSightec’s best knowledge, no incidents that may lead to a product recall by the relevant authorities have been reported.

Incorporation of third-party software components in InSightec products

Third-party software components are found in InSightec’s products which are subject to use limitations in accordance with their user license. Should InSightec fail to use the product in accordance with the license and the limitations established therein, InSightec may be sued for violations of the component developer’s copyrights and/or may be required to hand over sensitive internal information to the public, which would benefit InSightec’s competitors and harm its protected confidential data. Any demand to reveal InSightec’s source code or exposure of InSightec to copyright violations would significantly damage its competitiveness and business outcomes.

If the ExAblate systems do not achieve broad market acceptance, InSightec will not be able to generate sufficient sales to support its business.

InSightec must achieve broad market acceptance of the approved ExAblate systems among physicians, patients and third-party payors in order to generate sufficient sales to support its business. Physicians will not recommend the use of any of the approved systems unless InSightec can demonstrate that it produces results comparable or superior to existing alternative treatments. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the particular approved system has negative side effects on patients, physicians may not adopt or may not continue to use them. Even if InSightec demonstrates the effectiveness of the approved systems, physicians may still not use the systems for a number of other reasons. Physicians may continue to recommend traditional treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments. If, due to any of these factors, the approved ExAblate systems do not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales. In this event, InSightec’s business, financial condition and results of operations would be significantly harmed, and InSightec’s ability to develop additional treatment applications for the ExAblate would be adversely affected.

RISKS RELATING TO GAMIDA

Gamida is dependent on the completion of the development of its products in the field of stem cell proliferation

Gamida develops unique products using unique technologies for the proliferation of stem cells. There is no certainty that the development activities will conclude successfully nor is there any certainty that the clinical trials conducted by Gamida will conclude successfully and accordingly that Gamida’s products will be found to be effective and safe for use.

Gamida’s is dependent on manufacturing sites

The manufacturing capability of Gamida depends upon the manufacturing site that it owns and the manufacturing site of its subcontractor. As of the date of this report, the manufacturing of NiCord for all the clinical trials conducted by Gamida is carried out at all of these manufacturing sites. Physical or other damage to the manufacturing sites, and mainly the manufacturing site of the subcontractor, that requires its unexpected closing, could materially adversely affect Gamida.

RISKS RELATING TO REAL ESTATE IN GENERAL

We and PC essentially ceased significant business development activities in the real estate sector, particularly in the fields of plots in India and commercial centers, which may have a material adverse effect on our operations and cash flow.

As a result of certain constraints imposed on us and PC within the framework of our respective Debt Restructurings, as well as other circumstances, such as lack of new financing and related matters, we did not initiate any new projects nor make any significant progress in projects that were under development. PC currently does not develop commercial centers and most of the plots purchased by PC in the past are designated for sale and not for development. Rather, we and PC are currently focused on enhancing parts of our backlog projects and selling them at favorable market conditions. In addition, we did not commence new cycles of entrepreneurship-development-improvement-realization, and focused only on our backlog projects with no new pipeline. Since we are highly dependent on the realization of our current assets as a source of cash flow to serve our debts, this change in corporate strategy and focus may adversely affect our operations, and may cause material adverse effects on our ability to generate future cash flow in order to meet our and PC’s obligations.

 The fair value of our real estate assets may be harmed by certain factors that may entail impairment losses not previously recorded, which would affect our financial results.

Certain circumstances may affect the fair value of our real estate assets, including, among other things: (i) the absence of or modifications to permits or approvals required for the development of the plots, (ii) delays in completion of development works beyond the anticipated target, (iii) pending lawsuits that may affect our operations, whether or not we are a party thereto, (iv) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets; and (v) findings indicating soil or water contamination or the existence of historical or geological antiquities that may require us to absorb significant cleaning, purification or preservation costs; (vi) sale done under time constrains which prevents us from making a sale in optimal conditions. In addition, certain laws and regulations applicable to our business in certain countries where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied by a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset.

Real estate investments are relatively illiquid.

Substantially all of our portfolio’s total consolidated assets consist of investments in undeveloped real estate properties. Because real estate investments are relatively illiquid, our ability to quickly sell one or more properties in the portfolio in response to changing economic, financial and investment conditions is limited. Moreover, the sale of any of the undeveloped assets to third parties will involve other difficulties compared to the selling of operational real estate assets, such as the lack of financing for development, the risk of not obtaining the building permits and approvals from the authorities and the like.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, supply and demand for space, and trends, that are beyond our control. As our projects are subject to numerous factors that are not under our control, there is no assurance that our predictions and estimations of the timing in which we will be able to sell any property and/or the price or terms we set will actually materialize as predicted. There is no assurance that our predictions and estimations as to the length of time needed to find a willing purchaser and to close the sale of a property will be correct.

In addition, current economic and capital market conditions might make it more difficult for us to sell properties or might adversely affect the price we receive for properties that we do sell. Finally, attempting to sell any of our investments in real properties at an accelerated pace due to cash flow needs may result in receiving a lower purchase price for such investments.

In addition, the number of prospective buyers interested in purchasing real estate properties may be limited. Therefore, if we want to sell one or more of the properties in our portfolio, we may not be able to dispose of the property within the desired time period and may receive less consideration than the book value of the property in our consolidated financial statements.

Environmental factors may have a significant impact on the budget, schedule, viability and marketability of our assets.

If and to the extent that we will engage in the development of any of our real estate assets (rather than sale it AS IS), we may encounter unforeseen construction delays or compliance defaults due to factors beyond our control such as delays or defaults caused by previously unknown soil contamination or the discovery of archeological findings which may have a significant impact on development budget and schedules and which may, in turn, have a detrimental effect on the viability or marketability of the development or cause legal liability in connection with a portfolio asset. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the real estate as security. Additionally, any future sale of such property will be generally subject to indemnities to be provided by us to the purchaser against such environmental liabilities. Accordingly, we may continue to face potential environmental liabilities with respect to a particular property even after such property has been sold. Any environmental issue may significantly increase the cost of a development and/or cause delays, which could have a material adverse effect on the profitability of that development and our results of operations and cash flows.

RISKS RELATING TO THE CASA RADIO PROJECT IN ROMANIA

PC’s Casa Radio project in Romania may be subject to governmental expropriation or monetary sanctions.

In 2006, PC added the Casa Radio project in Romania to its portfolio. The nature of the development and exploitation rights granted to the joint venture company in relation to the Casa Radio site in Bucharest are for a period of only 49 years, and in the event that this term is not extended, the rights in relation to the site would revert to the Government of Romania. Additionally, there may be other regulatory risks relating to the Romanian government’s right to expropriate the rights to the Casa Radio Site in Bucharest or that they will impose sanctions on PC with respect to the property, See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Casa Radio Project in Bucharest, Romania” for more information regarding the Casa Radio Site. Furthermore, these rights are subject to termination under certain circumstances by the Romanian government, such as in the event of a delay in the project timetable, and any termination prior to the expiration of such rights may have a material adverse effect on our business cash flow and our results of operations.

RISKS RELATING TO OUR PLOTS IN INDIA

We may have difficulties exercising a full separation from our partner in connection with our project in Bangalore, India which may significantly affect our ability to dispose of such asset and complete our strategy relating to our plots in India

Our strategy with respect to our plots in India is to dispose of such assets under the most optimal market conditions. Due to regulatory, physical and other limitations to develop our project in Bangalore, India, on December 2, 2015, we announced that Elbit Plaza India Real Estate Holdings Limited (in which we hold a 50% stake with PC) (“EPI”) signed an agreement to sell 100% of its interest in a special purpose vehicle which holds a plot in Bangalore, India to a local Investor which should had been closed on September 30, 2016.The Local investor has failed to close the transaction in the agreed time line. As a result of this breach, the local investor was required to carry out an agreed upon separation mechanism in such manner that EPI will have full title over the plot. Such mechanism include mainly the execution of certain title documents transferring and duly registering the 10% undivided interest in the plot that are being held by the local Partner in EPI’s favor. Since the separation mechanism has not been executed by the Local investor, EPI forfeited from the escrow agent, the transfer deeds for land plots covering approximately 8.3 acres which had been provided to us as guarantees under the agreement.

On June 19, 2017, we announced that EPI has signed a revised agreement for the sale of the plot in Bangalore. As part of the agreement, part of the consideration will be paid by the Purchaser in installments until the Final Closing. The final closing was set to take place on September 1, 2018. All other existing securities granted to EPI under the previous agreement will remain in place until the Final Closing.

On January 19, 2018 we announced that the purchaser announced that the remaining payments under the revised agreement will not be made due to certain change proposed by the Indian authorities that could potentially impact the development of the site.

On February 21, 2018 the Company announced that despite the purchaser’s January 2018 announcement, the Purchaser paid the January installment in the amount of INR 5 Crores (circa €0.62 million).

In March 2018, an amended revised agreement was signed and the Purchaser and EPI have agreed that the total purchase price shall be increased to INR 350 Crores (approximately €45.8 million). Following the signing of the revised agreement, the Purchaser paid EPI an additional INR 10 Crores (approximately €1.3 million) further to the INR 45 Crores (approximately €5.9 million) that were already paid during the recent year. An additional INR 83 Crores (approximately €10.8 million) will be paid by the Purchaser in unequal monthly installments until the final closing. The final closing will take place on August 31, 2019 when the final installment of approximately INR 212 Crores (approximately €27.8 million) will be paid to EPI against the transfer of the outstanding share capital of the SPV.

If the Purchaser defaults before the final closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreements will remain in place until the final closing. However, it should be noted that, in case of a breach by the Purchaser of the new agreement, we will still should achieve full separation from the local partner, which might be a long and tedious process and we are not certain that we will be able to achieve it. In case such separation would not be achieved it may cause a significant impairment to the value of the property and may cause significant difficulties to find another third party buyer to this plot taking into account that there is no clean title on the property. This may have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner.

Even if we are able to properly execute the separation mechanism (in particular with respect to the transfer of the local partner’s 10% undivided interest in our favor) and/or exercise the guarantees placed by the local investor, there is no guarantee that we will be able to dispose of the land in the Bangalore project to a third party on  efficient economic terms due to proprietary claims to certain parts of the Bangalore project, and other third party holdings on parts of the land within the Bangalore project thus making the holdings in the land a non-contiguous property. In addition, legal and regulatory restrictions placed by local authorities can materially impede our ability to dispose of the land on optimal commercial terms which may materially adversely affect our ability to dispose of the land to third parties which may jeopardize our business strategy, planning and operations, and could cause severe delays in disposition of the plots and could have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner.

Our ability to generate short term cash flow from our Chennai project in the short term is limited

Our strategy in respect of our projects in India is to liquidate our assets at the most commercially optimal prices. However, we have entered into a Joint Development Agreement (“JDA”) transaction with a local developer in order to develop our project in Chennai, India. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement with respect to our Plot in Chennai, India”. As per the terms of the JDA, we are entitled to receive an agreed upon percentage of the proceeds from sales to third parties of villas and plots developed by the local developer.

As of the date of this current report, the commencement of the project is still subject to obtaining an access road to the project which as of the date of this filling has not yet been obtained, and the Company is examining its options.

In addition, our ability to sell the project to other third party developers is limited since new developers would likely to ask that we terminate our JDA with the local developer, which is possible only under certain events detailed in the JDA.

Additionally, we are fully dependent on the local developer’s skills and efforts to complete the Chennai, India project in the most efficient way. If the local developer will not duly perform its obligations we may experience a delay in our expected cash flow, and may need to terminate the JDA and seek alternative exit strategies from the Chennai, India project which may not be on optimal terms.

We rely on our local joint development partner’s performance, financial capability and reputation in our project in Chennai. Any significant decline in the reputation of the local joint development partner’s capabilities or the existence of conflicts of interest could adversely affect our results of operation and cash flow.

Our project in Chennai, India is subject to a JDA with a local partner. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement with respect to our Plot in Chennai, India”. The Chennai, India project is to be developed by the local partner who is responsible for the construction of the Chennai, India project at its own costs, as well as marketing the Chennai, India project to third party buyers. Any significant decline in the financial capabilities of the local partner might cause delays in the construction and marketing of the Chennai, India project by the local partner in the expected timeline. In addition, any significant decline in the reputation of the local partner could cause delays in the marketing of the project to third party buyers. Since the local partner has another project in Chennai in close proximity to our Chennai, India project, there may be a conflict of interest in the construction and marketing of our Chennai, India project since the local partner may have other business interests that are inconsistent with ours.

Consequently, disputes or disagreements with the local partner could result in interruption to the business operations of our project and may materially impact our financial condition, cash flow, and results of operations.

Our plots located in India are subject to a highly regulated legal regime which is burdensome for foreigner investors

Our plots are located in India, and are subject to the Indian Foreign Exchange Management Act, 1999, and the regulations framed thereunder with respect to the construction development sector in India. That sector is governed by provisions of the Foreign Exchange Management Act and the consolidated Foreign Direct Investment (“FDI”) policy issued by the Department of Industrial Policy and Promotion (“DIPP”) of the Indian Ministry of Commerce and Industry, and updated/revised from time to time through various Press Notes (“FDI Policy”). The latest release with respect to the FDI Policy was a Consolidated FDI Policy circular issued by the DIPP, with effect from August 28, 2017. These regulations forbid the sale of undeveloped land in view of blocking speculative real-estate investments by foreigners, and require a minimum lock-in period of 3 years for each tranche of an investment. Additional regulations promulgated under the FDI Policy and the Reserve Bank of India (“RBI”) subject the repatriation of capital to strict regulatory procedures and time-consuming bureaucratic processes. Failure to comply with the requirements of the FDI Policy or RBI regulations will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment and/or repatriation restrictions may result in the imposition of penalties and the inability to dispose of our projects. Such limitations block or limit our ability to separate and walk away from unsuccessful joint ventures, terminate land acquisition contracts, dispose of land inventory that the development thereof is not economical for us or control the timing of such disposition. In addition, that legislation is subject to continuous rapid and unexpected changes that can jeopardize our business strategy, planning and conduct, and can cause severe delays in timetables for the disposition of the plots and could have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner. For additional information regarding the relevant regulation to our business in India see “Item 4B – Business Overview – Governmental Regulation.”

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

The new order issued by the National Green Tribunal and the proposed Master Plan may significantly limit the ability of a prospective purchaser to develop the land in the most efficient way and may significantly affect our ability to dispose of such asset and complete our strategy relating to our plots in Bangalore.

On May 4, 2016, the National Green Tribunal (“NGT”) issued a new order in which it directed that specified areas surrounding bodies of water are to be treated as “no construction zones”. See “Item 4B – Business Overview – Governmental Regulation – Plots in India – National Green Tribunal – New Order”.

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

On February 2018 the Company was informed about the preparation of a new master plan in the State of Karnataka, India (”Master Plan”) which effects major portions of the Varthur Land. Under the Master Plan a major portion of the Varthur Land is classified as “buffer/valley/open space/park”. This could change if an objection filed is considered and accepted, and this may significantly affect our ability to dispose of such asset and complete our strategy relating to our plots in Bangalore. For additional information see “Item 4B – Business Overview – Governmental Regulation – Plots in India – Master Plan”.

Our Partner has filed objections to the Master Plan to seek the re-classification of the proposed zoning of the buffer zone and the zoning of areas within the buffer zone.

We may have difficulties disposing our projects in India which may significantly affect our ability to complete our strategy relating to our plots in India

Due to regulatory and legal restrictions in India which make it difficult to register the transfer of ownership rights in our Indian projects, our ability to secure full title to our projects in India may be significantly restricted.

There are ongoing court cases with respect to third party proprietary claims to certain parcels of land within our projects in India which further impede our ability to dispose of the asset. Physical and geographical limitations, such as the lack of an access road leading to the Chennai project territory, NGT order claims, theft of sand and destruction of property, and third party holdings throughout our Indian project territory (which we are unable to purchase from such third parties at all or on reasonable market terms) may also impede our ability to dispose of projects on optimal commercial terms.

We have capital needs and additional financing may not be available.

If and to the extent that we will engage in the development of any of our real estate assets (rather than sale it AS IS), we require up-front expenditures for land development and construction costs for our existing plots in India which are designated for sale. Accordingly, we require certain amounts of cash and financing for our operations in India. We cannot be certain that our own capital will be sufficient to support such future development or that such external financing would be available on favorable terms, on a timely basis or at all. Furthermore, any changes in the global economy, real estate or business environments in which we operate, any negative trend in the capital markets, any restrictions on the availability of credit and/or decrease in the credit rating of PC, might have a material adverse effect on our ability to raise capital.

GENERAL RISKS

Most of our assets (including those of our subsidiaries) are managed in foreign currencies while our liabilities (including those of our subsidiaries) are denominated in NIS.

We are impacted by exchange rate fluctuations as a significant part of our cash flow is dependent on our assets and investments which are acquired and managed in foreign currencies (mainly EUR, US Dollar and Rupee) while our debts (mainly our Notes, Elbit Medical Notes and PC Notes) are mainly incurred in NIS. As a result of this currency discrepancy, the proceeds from the realization of our assets and investments may significantly fluctuate and we may be adversely affected by such discrepancy. Currently we do not have any material hedges against exchange rate fluctuations. If a devaluation of the foreign currency against the NIS will occur when we will realize these assets and investments our cash flow may be significantly harmed and it may cause us not to serve our indebtedness in full and on timely manner. In addition such exchange rate fluctuations will affect our shareholders equity and our net asset value in the event we will have currency exchange losses that are attributed to the profit and loss or directly to our shareholders equity in accordance with accounting standard.

Delays in the realization of our assets could result in significant harm to our financial condition and our ability to repay our indebtedness in a timely manner.

Our business objective is to create value with our assets and, as a result, following the realization of such assets, to create value for our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. Delays or inability to realize our assets could harm our cash flow and our ability to serve our indebtedness.

Difficulties in realizing our assets may be attributed to a number of factors, including: (i) regarding our medical companies - The conditions for realizing the holdings have not yet matured, with an emphasis on the existence of significant improvement potential; (ii) regarding our real estate business - delays in obtaining permits and licenses from municipal and planning authorities, a tougher approach and stricter demands by banks and financial institutions for the financing of potential purchasers and other factors beyond our control. We are dependent on realizing a significant part of our assets in order to serve our debts in a timely manner. There is no assurance that we, Elbit Medical and PC will succeed in the realization of our assets in synchronization with the maturity date of our debts, which may lead us to an event of default under our various notes (the “EI Notes”) and/or the Elbit Medical notes (the “Elbit Medical Notes”) and/or PC’s notes (the “PC Notes”).

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

In particular, adverse economic conditions may have the following consequences on our business: (i) slowdown in our business resulting from potential buyers experiencing difficulties in raising capital from financial institutions in order to finance the purchase of our assets from us, which may significantly impact our cash flow and our ability to serve our debts in a timely manner (ii) decrease in asset values that are deemed to be permanent, which may result in impairment losses and possible noncompliance with certain financial covenants in credit and loan agreements to which we are a party, (iii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, which would harm our ability to finance the development of our projects and engage with co-investors, and (iv) imposition of regulatory limitations on financial institutions with respect to their ability to provide financing to companies such as us and/or projects such as those in which we are engaged and/or to potential buyers of our assets, while creating a credit crunch. If such financial and economic uncertainty shall occur, it may materially adversely affect our results of operations and cash flow.

We are highly leveraged.

We are highly leveraged and have significant debt service obligations. As of the balance sheet date our consolidated debt toward note holders amount to NIS 1083 million ($312 million), out of which a corporate -level debt (i.e.: debts of the Company on a standalone balance sheet) amounted to NIS 572 million (approximately $165 million).

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

We cannot guarantee that our projected cash flow will actually materialize in a manner that will allow us to serve our debt in a timely manner or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all.

Our ability to satisfy our obligations under certain notes depends on the value of our assets.

Although the use of borrowings is intended to enhance the returns on our invested capital when the value of our underlying assets increases, it may have the opposite effect where the value of underlying assets falls. Any fall in the value of any of our assets, may significantly reduce the value of our equity investment in the entity which holds such asset, meaning that we may not make a profit, may incur a loss on the sale or impairment of any such asset and/or increase the likelihood of breaching certain financial covenants and trigger potential cross defaults. The occurrence of one or more of these factors may have a material adverse effect on our business, financial condition, prospects and/or results of operations and cash flow.

We have and in the future may be exposed to liabilities under the Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, and any determination that we or any of our subsidiaries has violated the Foreign Corrupt Practices Act or similar worldwide laws could have a material adverse effect on our business.

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

While our employees and agents are required to comply with these laws, we operate in many parts of the world that have experienced governmental and commercial corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices.  Despite our commitment to legal compliance and corporate ethics, we cannot ensure that our policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents.  Violations of these laws, or allegations of such violations, could disrupt our business and result in financial penalties, debarment from government contracts, third party claims and other consequences that may have a material adverse effect on our business, financial condition or results of operations.

On March 12, 2018 the Company announced that the Securities and Exchange Commission ("SEC") approved an offer of settlement that was submitted to it by the Company regarding concerns of a violations of the books and records and internal accounting controls provisions of the FCPA. For additional information See “Item 4- Information on the Company – History and Development of the Company – Recent Events – Approval of an Offer of Settlement with the SEC in the matter of Alleged Violations of FCPA”.

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

Our largest shareholders include affiliates of York Capital Management Global Advisers LLC and affiliates of Davidson Kempner Capital Management LLC who beneficially own an aggregate of approximately 19.6% and 14.3% respectively, of our outstanding ordinary shares. To our knowledge, these shareholders are not party to a shareholders’ agreement between them or with any other shareholders. As a result, we have no controlling shareholder able to influence the composition of our Board of Directors. Consequently, following the next annual general meeting of our shareholders, a Board of Directors comprised of new individuals may be elected. Such new Board of Directors may have significantly different corporate strategies than our current Board of Directors, which may cause a material change in our operations and financial results.

The market price of our ordinary shares may suffer from fluctuation and may decline significantly.

There are a number of different major groups of shareholders with different and possibly opposing interests who may at any time sell their shares in the Company. There may be an adverse effect on the market price of our shares as a result of a substantial number of shares being sold or available for sale. If our shareholders sell substantial amounts of our ordinary shares, the market price of our ordinary shares may fall. Our ordinary shares are generally freely tradable, and the potential sales of such shares could cause the market price of our ordinary shares to decline significantly. This might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We are restricted from receiving dividends from Elbit Medical, PC and other subsidiaries.

The Elbit Medical Notes and the PC Notes include certain limitations on the distribution of dividends as well as subordination provisions, which would significantly limit our ability to generate cash flow from Elbit Medical and PC and may significantly affect our cash flow and operations. In addition, other subsidiaries of ours are subject to limitations on the payment of dividends by virtue of legal or regulatory restrictions in their respective jurisdictions. These limitations may have material adverse effects on our cash flow and in turn our ability to service our debts in timely manner.

If Elbit Medical or PC fail to comply with the provisions of the Elbit Medical Notes or the PC Notes, respectively, they may enter into liquidation or we may lose our control over Elbit Medical or PC

Both Elbit Medical and PC have a considerable amount of debt to serve in the coming year to the Elbit Medical Noteholders and the PC Noteholders. If Elbit Medical or PC will not be able to meet its obligations under the Elbit Medical or PC Notes the applicable party will enter into a default under its Notes and there is no obligation or assurance that we will be able to further support Elbit Medical or PC. Such defaults may lead to creditors realizing liens imposed on the assets of Elbit Medical and PC. In addition, PC’s audited financial statements for the year ended December 31, 2017 includes a going concern note. Such default may result in massive dilution of our holdings causing us to lose our control over PC or the liquidation of PC, which would result in the loss of our investment in PC. Furthermore, PC is already in default under its Notes and its Noteholders may decide to exercise their rights to exercise the liens they have on PC’s assets.

Our EI Notes and PC Notes are subject to changes in the consumer price index which may have a negative impact on our earnings, balance sheet and cash flows.

The principal and interest of most of our and PC debt instruments are determined by reference to the Israeli consumer price index (the “CPI”), which may entail significant risks not associated with similar investments in a conventional fixed or floating rate debt security. The historical value of the CPI is not indicative of future CPI performance and its value is affected by, and sometimes depends on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control. An increase in the CPI will result in additional financing expenses to our profits and losses and will have a negative impact on our cash flows. Currently we do not have any material hedges against fluctuations in the CPI.

The failure to comply with government regulation may adversely affect our business and results of operations.

Our business is subject to numerous national and local government regulations, including those relating to acquisition of real estate properties, building and zoning requirements, fire safety control, access for the disabled, environmental law and health board reviews and standards. In addition, we are subject to laws governing our relationships with employees, including overtime and working conditions. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our operations into compliance with such laws and regulations.

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

Changes to the U.S. federal tax laws, including the recent enactment of certain tax reform measures, could have an impact on a shareholder’s investment in the Company.

U.S. federal income tax laws and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. On December 22, 2017, P.L. 115-97 was signed into law making significant changes to U.S. federal tax laws. The impact of these provisions on the Company’s operations and on its investors is uncertain, and may not become evident for some period of time. Prospective investors are urged to consult their tax advisors regarding the effect of these changes to the U.S. federal tax laws on an investment in our shares.

If we do not satisfy the NASDAQ requirements for continued listing, our ordinary shares could be delisted from NASDAQ and from the TASE.

Our listing on the NASDAQ Stock Market is contingent on our compliance with the NASDAQ’s conditions for continued listing. One of such conditions is the timely filing of our Annual Report on Form 20-F with the Securities and Exchange Commission, in accordance with the requirement of the SEC.

For example, in May 2017, the Company received a notice from NASDAQ that it was not in compliance with Rule 5250(c)(1) because it failed to timely file the Form 20-F for the period ending December 31, 2016. The delay in filing the Form 20-F was the result of a disclaimer contained in the report of the auditor of Plaza Centers N.V. (an indirect subsidiary (45%) of the Company) in PC’s annual financial statements for 2016. As a result of this disclaimer, the Company’s auditor notified the Company that it was unable to provide an audit opinion regarding the Company’s financial statements for 2016. After the Company submitted a plan to regain compliance and other information, among others, NASDAQ ultimately granted the Company an extension until November 13, 2017 to file its annual report on Form 20-F and thereby regain compliance with the Rule 5250(c)(1). The Company filed its annual report on Form 20-F on November 13, 2017.

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

In addition, if a delisting or suspension from the NASDAQ were to occur, the Company’s shares and Notes likely would be suspended or delisted from TASE.

If PC and Elbit Medical Technologies Ltd. do not satisfy the applicable stock exchange conditions for continued listing, their shares could be delisted.

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

If the convertible notes issued by Elbit Medical are converted into ordinary shares of Elbit Medical, our holdings in Elbit Medical will be diluted.

On February 19, 2018, we announced that Elbit Medical completed a public offering of notes with a principal amount of NIS 180 million convertible into ordinary shares of Elbit Medical. The notes bear annual interest at 5% in the first two years and 10% in the remaining period and are convertible at any time until the maturity date of the notes, March 1, 2022, at a price per Elbit Medical ordinary share equal to NIS 1.47 in notes. In the event the entire principal amount of the convertible notes is converted into Elbit Medical ordinary shares, our holdings in Elbit Medical will be diluted and assuming no additional ordinary shares are issued by Elbit Medical, our holdings in Elbit Medical will be reduced to 58% of the issued share capital of Elbit Medical. In addition, the price per ordinary share of Elbit Medical may decline as a result of the issuance of a significant number of shares.

If Elbit Medical defaults in its obligations to the holders of its convertible notes, the holders may foreclose on Elbit Medical’s holdings in InSightec and Gamida.

As described above, on February 19, 2018, we announced that Elbit Medical completed a public offering of notes with a principal amount of NIS 180 million convertible into ordinary shares of Elbit Medical. The notes bear annual interest at 5% in the first two years and 10% in the remaining period and are convertible into Elbit Medical ordinary share. The trust agreement of the notes includes certain limitations, including on the ability of Elbit Medical to distribute dividends and raise additional debt. In addition, the notes are secured by a pledge on a portion of Elbit Medical's holdings in InSightec and Gamida in a "value to loan" ratio of 200%. In the event Elbit Medical defaults in its obligations to the holders of its convertible notes, the holders may foreclose on Elbit Medical's holdings in Insightec and Gamida, which would have a material adverse effect on our business.

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

Furthermore, our Debt Restructuring included an exemption from personal civil liability with respect to our then-current officers and directors, other than Mr. Mordechai Zisser, for actions and omission during the period preceding the consummation of the Debt Restructuring. This also limits the ability to pursue legal action against such individuals.

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

We may be faced with restitution claims by former land owners in respect of project sites acquired by some countries by expropriation

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

Elbit Imaging Ltd. was incorporated in 1996 under the laws of the State of Israel. Our shares are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange (“TASE”). Our executive offices are located at 3 Shimshon Street, Petach Tikva 4952801, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 608-6050.

For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2015, 2016 and 2017, and that are currently in progress, see “Item 5 – Operating and Financial Review and Prospects – Overview.”

Recent Events

InSightec’s Medical Updates

See “Item 4B – Business Overview – Medical Companies – Insightec – Clinical and Regulatory Development in InSightec’s Products”.

Gamida Medical Updates

See “Item 4B – Business Overview – Medical Companies- Gamida – Clinical and Regulatory Development”.

Approval of an offer of Settlement with the SEC in the matter of Alleged Violations of FCPA

On March 12, 2018, we announced that the SEC approved an offer of settlement that was submitted to it by the Company regarding concerns of a violations of the books and records and internal accounting controls provisions of the FCPA, as follows:

In March 2016, PC announced that its board of directors became aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania that may indicate potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA.

In addition, in April 2017, the Company’s board of directors and PC’s board of directors became aware of certain issues with respect to an agency and commission agreement from 2011 regarding the sale in 2012 of property in the U.S. jointly owned by PC and the Company. The characteristics of the said agreements could raise red flags that this agreements may be a potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA.

Upon the discovery of each of the cases described above, the Company appointed an internal committees to examine these events and at the same time updated the SEC.

The internal committees has concluded their examination of these matters and submitted their recommendations to the Company’s board of directors. The Company’s board of directors fully adopted the committee’s recommendations, and is working to implement them. Following discussions with the SEC regarding the potential violation of the requirements of the FCPA, the Company submitted an Offer of Settlement (“Offer”).

Solely for the purpose of the proceedings brought by or on behalf of the SEC and without admitting or denying the findings in the Offer (except as to the SEC’s jurisdiction over it and the subject matter of these proceedings, which are admitted) the Company consented to the entry of an order containing the SEC’s findings.

The SEC has determined to accept the Offer and ordered that:

●	Pursuant to Section 21C of the Securities Exchange Act of 1934 (“Exchange Act”), the Company cease and desist from committing or causing any violations and any future violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act.

●	The Company paid a civil money penalty in the amount of $500,000 to the SEC for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3).

In determining to accept the Offer, the SEC considered remedial acts that the Company promptly undertook, its self-reporting, and its cooperation afforded to the SEC staff, including having conducted a thorough internal investigation, voluntarily providing detailed reports to the staff, fully responding to the staff’s requests for additional information in a timely manner, and providing translations of certain documents.

On March 29, 2018 we announced that further to our announcement regarding a settlement with the SEC involving concerns of violations of the books and records and internal accounting controls provisions of the Foreign Corrupt Practices Act of 1977), that a shareholder of the Company (the “Plaintiff”) has filed a motion with the Financial Department of the District Court in Tel-Aviv, Israel against the Company (the “Claim”) requesting the court to instruct the Company to disclose to the Plaintiff documents in connection with the events underlying the settlement.

The Company is currently examining the Claim with its legal advisors and intend to respond in due time. The Company is unable to estimate what will be the outcome of the Claim and/or how it will evolve.

Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company

On February 19, 2018, the Company announced that Elbit Medical completed a public offering of notes convertible into ordinary shares of Elbit Medical and secured by a pledge on a portion of Elbit Medical’s holdings in InSightec and Gamida.

The main terms of the Notes are: (i) the total amount raised was NIS 180 million; (ii) the maturity date is March 1, 2022; (iii) the notes bear annual interest of 5% in the first two years and 10% in the remaining period, payable twice a year - in March and September; (iv) each NIS1.47 par value in notes are convertible into one Elbit Medical ordinary share; (v) the trust agreement of the notes includes certain limitations, including on the ability of Elbit Medical to distribute dividends and raise additional debt; and (vi) the Notes are secured by a pledge on a portion of Elbit Medical’s holdings in InSightec and Gamida in a “value to loan” ratio of 200%.

The use of proceeds from the Notes were as follows: (a) payment of all expenses in connection with the issuance of the notes (approximately NIS6 (approximately US$ 1.7 million)); (b) NIS18 million (approximately $ 5 million) to be deposited with the trustee and used for interest payments due on the notes for the first two years; (c) NIS 4 million (approximately $ 1 million) for ongoing operational expenses; and (d) the remaining proceeds will be used to repay Elbit Medical’s intercompany debt to the Company in the amount of approximately NIS 154 million (approximately $ 43 million). The balance of Elbit Medical’s debt to the Company, in the total amount of approximately NIS2 million (approximately USD 580 thousand) will be converted to approximately NIS2 million par value Notes. The Notes were not registered under the U.S. Securities Act of 1933.

On March 9, 2018 the Company announced that following the completion of the offering of Elbit Medical Notes, Elbit Medical had transferred approximately NIS 151 million (approximately $ 43.7 million) to the Company as an early repayment on account of its debt to the Company. The balance of Elbit Medical’s debt to the Company, in the total amount of approximately NIS 2 million (approximately $ 580 thousand) will be converted into approximately NIS 2 million of par value notes.

Agreement to sell a Plot in Bangalore, India

On June 19, 2017 we announced that Elbit Plaza India Real Estate Holdings Limited (“EPI”) signed a revised agreement in relation to the sale of a 100% interest in a special purpose vehicle which holds a site in Bangalore, India to third party purchaser. The purchaser and EPI agreed that the purchase price will be amended to INR 338 Crores (approximately €44.2 million and approximately $47 million) instead of the INR 321 Crores (approximately €42 million and approximately $47 million) agreed to in the previous agreement signed in December 2015. As part of the revised agreement, INR 110 Crores (approximately €14.4 million and approximately $15 million) will be paid by the Purchaser in installments until September 1, 2018, when the final installment of INR 228 Crores (approximately Euro 29.8 million) will be paid to EPI. If the purchaser defaults prior to such date, EPI will be entitled to forfeit certain amounts paid by the purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreement, signed in December 2015, will remain in place until the final closing.

On January 19, 2018 we announced that the purchaser announced that the remaining payments under the revised agreement will not be made due to certain change proposed by the Indian authorities that could potentially impact the development of the plot.

On February 21, 2018 we announced that despite the purchaser’s January 2018 announcement, the purchaser paid the January installment in the amount of INR 5 Crores (approximately €0.62 million).

On March 22, 2018 an amended revised agreement was signed and the Purchaser and EPI have agreed that the total purchase price shall be increased to INR 350 Crores (approximately €45.8 million). Following the signing of the revised agreement the Purchaser paid EPI an additional INR 11 Crores (approximately €1.3 million) further to the INR 45 Crores (approximately €5.9 million) that were already paid during the recent year. An additional INR 82 Crores (approximately €10.8 million) will be paid by the Purchaser in unequal monthly installments until the final closing. The final closing is scheduled to take place on August 31, 2019 when the final installment of approximately INR 212 Crores (approximately €27.8 million) will be paid to EPI against the transfer of the outstanding share capital of the SPV.

If the Purchaser defaults before the final closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreements will remain in place until the final closing.

InSightec Equity Round

See “Item 4B – Business Overview – Medical Companies – Insightec –Preferred stock investment round E”.

Gadish Settlement

On September 27, 2017, we announced that the district court in Israel approved in principle a settlement with the plaintiffs in a November 1999 claim initiated against us and certain other third parties, including former directors of the Company and Elscint Ltd. (our former subsidiary), in connection with the change of control in our Company and in Elscint and the acquisition of the hotel businesses and the Arena Commercial Center in Israel by Elscint in September 1999 from Europe Israel (our former controlling shareholder) (Gadish et al v. Elscint et al). This lawsuit was later certified in part as a class action.

According to the settlement, the plaintiffs will receive compensation in the total amount of NIS 50 million (approximately $14 million). The Company is expected to pay NIS 4.65 million (approximately $ 1.3 million) of the said amount.

On January 17, 2018 the Company announced that the court has given its final approval of the settlement.

However, one of the plaintiffs initiated a motion for leave to appeal against the settlement claiming, rather superficially, that the settlement agreement is a result of a conspiracy in which the defendants “bought” the plaintiffs in order to dismiss their claim.

On April 20, 2018 The Supreme Court decided that the appellant is exempted from paying court fees but obligated to pay a 5,000 NIS deposit until May 6, 2018. Failing to pay the deposit could lead to striking out the appeal.

On that same day - April 20, 2018 - the District Court’s decided that the compensation for the plaintiffs will be held by the Plaintiff’s attorney in escrow and will not be distributed until it is clear that: (a) the appellant did not initiate an appellate procedure; or (b) an appellate procedure, if filed, and it ended without significantly changing the settlement agreement.

For further information with regards to the class action, please see Note 13A.(1) of our Annual Consolidated Financial Statements as of December 31, 2017.

Settlement between PC and its Israeli Noteholders

On September 27, 2017, we announced that PC announced that a dispute has arisen between PC's Israeli (Series A) bondholders and PC's Israeli (Series B) bondholders (the “Bondholders”) as to the allocation of funds received from sale of PC's real estate assets. Therefore PC announced that it intends to repay to its bondholders in Poland and the Bondholders (during October 2017), an aggregate amount of approximately €18,800,000 million, representing 75% of the funds Plaza received in the last quarter from sale of real estate assets.

On December 14, 2017, we announced that PC announced that the Israeli court has instructed that the mandatory repayment amounts due to the Bondholders should be allocated according to the ratios set out in PC’s restructuring plan. The court has also acknowledged that PC is not an interested party in this bondholder dispute and has granted PC a protective order from any claims in this respect.

On December 21, 2017, we announced that PC announced that the Israeli (Series A) bondholders triggered the immediate repayment of the entire outstanding debt under the Series A trust deed.

On January 11, 2018, the Company announced that PC announced that a settlement agreement has been reached and approved between the Bondholders regarding the allocation of funds to be repaid by PC among the Bondholders. As part of the settlement agreement, the (Series A) Bondholders have agreed to withdraw their demand for immediate repayment which resulted from a dispute between the Bondholders as to the allocation of funds received from the sale of PC’s real estate assets.

Sale of our holdings in the Radisson complex in Bucharest, Romania

In December 2017, we signed an amendment to the trust deed of (Series H) and (Series I) note according to which the collateral relating to Elscint Holding and Investment NV (“EH”) was canceled, and in return the Company undertook to use 75% of the net proceeds from the future sale of the Radisson Hotel Complex in Bucharest, Romania for an early repayment of Series H notes. In addition, the Company undertook to pledge the repayment of the vendor loan (which will be given to the purchaser) in favor of (Series H) and (Series I) bondholders.

On December 19, 2017, we announced that we completed the sale of our holdings in a SPV that held the Radisson Hotel Complex in Bucharest, Romania based on a property value of Euro 169.2 million so that the net proceeds received by the SPV was approximately Euro 81 million.

The following amounts were deducted from the net proceeds (as a result of which the SPV received total cash of approximately Euro 61.4 million): (i) the repayment of our outstanding loan to Bank Hapoalim Ltd. in the amount of approximately Euro 11.6 million (the “Loan”); (ii) €8 million used to finance a vendor loan which has been provided by the SPV to the purchaser for a period of three years, bearing interest at a rate of 5% per annum.

In accordance with the provisions of the Amended Trust Deed of our Series H and Series I notes, we used 75% of the net proceeds from the sale thereof for an early repayment of our Series H notes on January 5, 2018 in the total amount of NIS 240 million.

Completing the sale of plots in Timisoara and Constanta, Romania, by PC

On August 7, 2017, we announced that PC has completed the sale of a plot totaling approximately 32,000 sqm in Timisoara, Romania, for €7.25 million (approximately $7.65 million) and a plot totaling approximately 30,000 sqm in Constanta, Romania, for €1.3 million (approximately $1.37 million).

Investment in Gamida

On July 10, 2017, we announced that an approximately $40 million private financing investment round in Gamida has been completed (the “Investment“). The investment was led by Shavit Capital Fund joined by the pharmaceutical company Novartis and additional investors, including VMS Investment Group, Israel Biotech Fund, IHCV and Clal Biotechnology Industries (the “Investors”). Following the Investment, preferred shares were allotted to the Investors, based on $120 million pre-money valuation to Gamida (the “Allotted Shares”). In addition, the investors received options to preferred shares in the amount of 60% of the Allotted Shares. The exercise price of the options is 120% of the shares price which have been paid on the Investment closing date. The options will expire 5 years after the Investment closing date. Elbit Medical didn’t take part in the Investment. Following the closing of the Investment, Elbit Medical holds approximately 17.87% of the share capital in Gamida (13.63% on a fully diluted basis). As of the date herein, there is no certainty that the Investors will exercise their options. Gamida informed the Company that the Investment proceeds will be used to (i) complete Nicord©’s Phase III clinical trial; (ii) to prepare for product commercialization by expanding its in-house manufacturing capacity; (iii) expanding Gamida’s presence in the US; (iv) continuing to develop additional pipeline products.

Sale of Torun Plaza

On 21 November, 2017 one of PC’s subsidiaries has completed the sale of Torun Plaza shopping and entertainment center in Poland to a private investment fund.

PC has received circa EUR 28.3 million. This net cash is after the deduction of the bank loan (circa EUR 43.3 million), and other working capital adjustments in accordance with the balance sheet of the SPV holding the Project. The above-mentioned sums do not include the earn-out payments in an amount of EUR 0.35 million, reduced by NAV adjustment of EUR 0.2 million. PC recorded revenue of EUR 71.6 million from the disposal and a loss of circa EUR 1.5 million (not including the earn-out payment mentioned).

Sale of Land plot in Budapest, Hungary

On October 2, 2017, PC’s subsidiary concluded a transaction with an international investor, NEPI Rockcastle (the “Buyer”), regarding the termination of land use rights and a preliminary easement agreement which created certain easement rights over the Arena Plaza plot registered in favor of a PC’s subsidiary. In consideration for termination of the land use rights and the preliminary easement agreement, PC’s subsidiary received the net sum of EUR 2.5 million (NIS 10.4 million) and recorded revenue in the amount of EUR 2.5 million (NIS 10.4 million)

Sale of Belgrade Plaza commercial center

On March 2, 2017 we announced that PC has completed the sale of Belgrade Plaza commercial center to BIG Shopping Centers Ltd. (the “Purchaser”). The commercial center was opened in April 2017 and PC remained responsible for the development and leasing of the asset until the opening. Upon the completion of the transaction PC has received an initial advance payment of approximately €31.7 million ($33 million) from the Purchaser for the sale of 100% of the SPV, further payments of EUR 13.35 ($ 16 million) million has been received during September 2017.

Additional payments are contingent upon certain operational targets and milestones being met. The purchaser has provided a guarantee to secure these future payments. The final agreed value of Belgrade Plaza, will be calculated based on a general cap rate of 8.25% on the sustainable NOI after 12 months of operation, which PC estimates will be approximately €6.2-6.5 million per annum. Parts of the NOI will be re-examined again after 24 months and 36 months of operation, which may lead to an upward adjustment of the final purchase price.

Sale of Suwałki Plaza commercial center

On February 1, 2017, we announced that PC completed the sale of Suwałki Plaza shopping and entertainment center in Poland to an investment fund for € 42.3 million (approximately $45 million). PC received approximately €17 million (approximately $18 million) net cash, after the repayment of the bank loan, and other working capital adjustments

Acquiring bank loan for PC’s plot in Brasov, Romania

On December 6, 2016, we announced that PC has acquired a bank loan of approximately €10 Million (approximately $10.5 million), which is held against PC’s plot in Brasov, Romania, for the total consideration of €1.35 million (approximately $1.42 million). The transaction represents a discount of approximately 86.5% on the outstanding bank loan and the lender has transferred all the collateral granted with respect of the loan to PC, while also releasing PC from its recourse loan. As part of the terms of the transaction, the Lender has been granted a purchase option for a term of three years, to acquire the plot for €1.1 million.

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

Sale of Riga Plaza Center

On September 15, 2016 we announced that PC completed the sale of Riga Plaza shopping and entertainment center in Riga, Latvia, to a global investment fund. The agreement reflects a value for the business of €93.4 million (reflecting 100%) (approximately $99 million). Following a price adjustment mechanism and costs incurred in respect of the completion of the sale, PC received €17.8 million (approximately $19 million) in cash after repayment of banks loan (representing PC’s share of the sale of the business), with an additional €0.7 million (approximately $0.74 million) expected to be received within 24 months of the closing of the transaction.

Debt repayment agreement and Sale of Zgorzelec Plaza Commercial Center

On September 14, 2016 we announced that PC completed the sale of the shares in Zgorzelec Plaza commercial Center in Poland. PC had previously signed a Debt Repayment Agreement (“DRA”) with the financing bank (the “Bank”) of Zgorzelec Plaza commercial Center in Poland, which provides that, among other things, PC will make a payment of €1.1 million (approximately $1.16 million) (in escrow) to the Bank and the Bank will deposit (in escrow) Release Letters for: (i) releasing a mortgage in favour of the Bank from a plot of land of PC in the city of Leszno, Poland; (ii) releasing of a recourse right obligation (of €1.1 million) under the corporate guarantee of PC and an additional subsidiary of PC; (iii) subordination agreement; and (iv) submission for enforcement on the loan. A share purchase agreement was signed between PC and an appointed shareholder nominated by the Bank, after which the remainder of the DRA process was completed, including delivery of Release Letters to PC, and removing a mortgage over an asset of PC in Leszno, Poland (valued at €0.8 million). PC recognized an accounting profit of approximately €9.2 million, stemming from the release of €23 million of the outstanding (and partially recourse) loan (including accrued interest thereof), against an outstanding asset valued at €12.7 million (approximately $13.4 million) and other working capital adjustments.

Notes buy-back plans

Notes	Date of approval of the plan	Maximum amount approved for the buyback	Amount of notes repurchased (in par value)	Actual amount used for the buyback
(Series H)	October 12, 2015	NIS 50 million	56 million	NIS 50 million
(Series H)	February 1, 2016	NIS 40 million	43 million	NIS 40 million
(Series H)	June 1, 2016	NIS 40 million	34 million	NIS 36 million
(Series H)	August 18, 2016	NIS 50 million	15 million	NIS 15 million
(Series I)	February 28, 2018	NIS 50 million	42 million	NIS 49 million
(Series H)	March 15, 2018	NIS 57.6 million	7 million	NIS 7 million

Since the issuance of the Notes (in February 2014) until the date of this annual report, the Company has published 5 programs for the repurchase of up to NIS 237.6 million of Series H notes. As of the date of this report the Company has purchased par value NIS 155 million Series H notes for a total cash considerations of NIS 148 million.

Non-Exclusive Cooperation Agreement with Siemens

See “Item 4B – Business Overview – Medical Companies – Insightec – Cooperation agreement with Siemens”.

Joint Development Agreement with respect to our Plot in Chennai, India

On August 2, 2016, we announced that a subsidiary of EPI (“SPV”) signed a Joint Development Agreement (“JDA”) relating to the plot in Chennai, India project, owned 100% by EPI. Under the terms of the JDA, the SPV will confer the property development rights to a reputable local developer (the “Developer”) who will carry full responsibility for all of the project costs and liabilities, as well as for the marketing of the scheme. The JDA also stipulates specific project milestones, timelines and minimum sale prices. Development will commence subject to the obtainment of the required governmental/municipal approvals and permits, and it is intended that 67% of the land will be allocated for the sale of plotted developments (whereby a plot is sold with the infrastructure in place for the development of a residential unit by the end purchaser), while the remainder will comprise residential units fully constructed for sale. The SPV will receive 73% of the total revenues from the plotted development and 40% of the total revenues from the sale of the fully constructed residential units. In order to secure its obligation, the Developer will pay a total refundable deposit of INR 35.5 Crores (approximately €4.8 million), with INR 10 Crores (approximately €1.35 million) paid following the signing and registration of the JDA, INR 17 Crores (approximately €2.3 million) payable when planning permission for the first phase of the development project is obtained (the “Project Commencement Date”), and the remaining INR 8.5 Crores (approximately €1.15 million) payable six months after the Project Commencement Date.

Termination of lease agreement - plot in Tiberius, Israel.

On August 1, 2016, we announced that we received from the Israeli Land Administration (“ILA”) an amount of approximately NIS 7 million ( approximately $1.8 million) (in addition to the amount of approximately NIS 13 million, which related to the release of bank guarantees discussed below) following the termination of our lease agreement with respect to a plot near Tiberius, Israel. The lease agreement was signed on July 2007, with the ILA, according to which, we leased a plot of approximately 44,600 square meters near Tiberius, Israel for a term of 49 years (through 2056). Following the termination of the lease agreement, the ILA released two bank guarantees in the aggregated amount of approximately NIS 13 million, (approximately $3 million) which have been provided to the ILA in order to secure our undertakings under the lease agreement. In addition, on December 1, 2016 we announced that the LA reimbursed to us a gross amount of approximately NIS 27 million (approximately $7 million) with respect to development fees paid by us on account of the plot.

Sale of Plot and Related Real Estate in Belgrade, Serbia

On June 29, 2016, we announced that PC completed the sale of its wholly owned subsidiary, which holds the “MUP” plot and related real estate in Belgrade, Serbia, for €15.75 million (approximately $16.2 million) that were paid in several installments until October 2017. MUP is a prominent development site at the location of the former Federal Ministry of Internal Affairs, at the entrance to Belgrade’s old town and on the city’s main thoroughfare.

Reverse Share Split

On June 28, 2016, our shareholders authorized a reverse share split at a ratio of one-to-three in order to increase the per share trading price of our ordinary shares to satisfy NASDAQ’s Listing Rule 5450(a)(1) which requires that listed stocks maintain a closing bid price in excess of $1.00 per share for continued listing on the NASDAQ. For more information, see “Item 3 – Risk Factors – General Risks – If we do not satisfy the NASDAQ requirements for continued listing, our ordinary shares could be delisted from NASDAQ.”

Sale of Plot in Lodz, Poland

On June 28, 2016, we announced that PC signed an agreement for the sale of a 20,700 square meter plot of land in Lodz, Poland, to a residential developer, for €2.4 million (approximately $2.5 million). Following this transaction, the Company owns a remaining 4,000 sqm site.

The Company received €1.44 million in 2016 in installments, and a final installment of €0.96 million was received in June 2017.

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

The loan was repaid in full through the sale of our holdings in the Radisson complex in Bucharest, Romania. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of our holdings in the Radisson complex in Bucharest, Romania”

Refinance of Hotel in Bucharest

On March 10, 2016, we announced that our subsidiary Bucaresti Turism SA (Romania) (“BUTU”) entered into a definitive credit facility agreement with Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders, (“Lenders”) to amend the facilities agreement between the parties entered into on September 16, 2011, as amended. According to the definitive facility agreement, the lenders will increase the loan under the facilities agreement up to €97 million (approximately $102 million). The new facility can be drawn down in two Tranches, with the first Tranche in the amount of up €85 million, (approximately $89 million) and the second Tranche in the amount of up to €12 million (approximately $13 million). The proceeds of the new facility shall be used, inter alia, to prolong the outstanding facility under the existing facility agreement in the amount of approximately €60 million (approximately $63 million). The surplus of the new facility will be used for the repayment of all existing shareholder loans granted to BUTU by Elbit Group. On March 24, 2016, the first draw down in an amount of €85 million (approximately $93 million) was closed. The net cash received by us was approximately € 24.4 million (approximately $27 million). On November 21, 2016, we announced BUTU reached the effective date for the drawdown of the second tranche of the loan in the amount of €12 million (approximately $13 million).

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

As part of the proposed amendments, PC will pay, on March 31, 2018, a one-time payment of 0.25% of PC’s outstanding debt. In addition, PC agreed with the PC Noteholders that in the event of successful sale of the Casa Radio project in Bucharest, Romania (the “Project”), including by way of sale of PC’s holdings in the Project (but excluding the injection of monies into the Project by a third party), prior to the full repayment of the relevant PC Notes, and in no event later than December 31, 2019, and provided that the net proceeds actually received by PC from such sale exceed €45 million (the “Minimum Proceeds”), PC will pay to the PC Noteholders additional one-time payment which is derived from the net proceeds actually received by PC on top of the Minimum Proceeds, which can be in a range of between €1 and approximately €11 million.

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

Our Debt Restructuring

During 2013, our Board resolved to suspend all payments to its unsecured creditors and to negotiate with its unsecured creditors on a restructuring plan for the unsecured financial debts. On October 17, 2013, our unsecured financial creditors approved a Plan of Arrangement (the “Arrangement”) (as adjusted from time to time) and on January 1, 2014, the Israeli District Court approved the Arrangement. The closing of the Arrangement took place on February 20, 2014. The general terms of the Arrangement are: (i) in consideration of the extinguishment of our unsecured financial debts (i.e.: series A-G notes, series 1 note and our debts to Bank Leumi), we issued at the closing of the Arrangement the following instruments (A) New ordinary shares, representing immediately following such exchange 95% of our outstanding share capital on a fully diluted basis; and (B) Two series of new notes in the aggregate principal amount of NIS 666 million, (ii) the new shares and the new notes were allocated among the various unsecured financial creditors in proportion to the outstanding balance (principal, interest and CPI linkage) under each obligation as of the closing of the Arrangement. The new shares are listed for trading on both the Tel Aviv Stock Exchange and the NASDAQ Stock Market, and the new notes are listed for trading on the Tel Aviv Stock Exchange, and (iii) pursuant to the terms of the Arrangement, we amended our Articles of Association to include among other things that a decision to engage in a new field of business which is material to us, in which neither the we nor any of our subsidiaries is engaged and which new field of business is not complementary to our business or our subsidiaries, shall require the unanimous approval of all of the members of the board.

B.	BUSINESS OVERVIEW

To date we operate primarily in the following fields of business:

●	Medical Industries – through our indirect holdings in two companies which operates in the field of life science: (i) InSightec Ltd. (“InSightec”) - InSightec operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; and (ii) Gamida Cell Ltd. (“Gamida”) – Gamida operates in the field of research, development and manufacture of products designated for certain cancer diseases;

●	Plots in India – we have holdings in plots of land in India which are designated for sale (and which were initially designated for residential projects); and

●	Plots in Eastern Europe initially designated for development of commercial centers - plots in Eastern Europe (and in Greece) held by our subsidiary Plaza Centers N.V. (“PC”) whose business strategy is to no longer develop commercial centers but to dispose its real estate assets at optimal market conditions.

Following our sale of the Radisson Hotel Complex in Bucharet, Romania, the Company is no longer involved in the hotel industry. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of our holdings in the Radisson complex in Bucharest, Romania”.

Medical Companies

Our medical portfolio is held by Elbit Medical Technologies Ltd. (an Israeli company traded on the TASE (“Elbit Medical”). Elbit Medical holds shares in two medical companies: InSightec and Gamida. As of the date of this annual report, we hold 89% of Elbit Medical’s share capital (88.7% on a fully diluted basis)

In addition to our holding in the shares of Elbit Medical, we provided throughout the years credit lines and services to Elbit Medical. As of December 31, 2017, Elbit Medical has a total of NIS 151 million (approximately $43 million) outstanding loans and current accounts due to us. However, on February 2018, Elbit Medical raised a total of NIS180 million through a public offering of a new series of notes convertible into shares of Elbit Medical and used the proceeds to repay its debt to the Company.

For more information regarding the new convertible notes of Elbit Medical see “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Payment of Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company”.

 InSightec

Holdings in InSightec’s shares

As of the date of the report’s publication, we hold, indirectly through Elbit Medical, approximately 22.0% of InSightec’s issued capital (approximately 19% at full dilution.), as listed below:

Share types	Issued share capital	Number of stock held by the Company	Number of stock held by the Company of the same class of shares	Number of shares held by the Company of the same class of shares on a fully diluted basis
Common stock	14,243,462	8,993,762	63.1%	18.5%
Type B preferred stock	14,037,888	9,039,612	64.4%	64.4%
Type B1 preferred stock	32,201,524	24,242,023	75.3%	75.3%
Type C preferred stock	27,519,390	-	-	-
Type D preferred stock	48,473,238	-	-	-
Type E preferred stock	55,970,149	-	-	-
Employee options	35,696,755	-	-	-
Total	228,142,406	42,275,397	22.0%	18.5%

In addition, the Company holds 450,000 Ordinary Shares of InSightec.

The following is a summary of certain provisions in the articles of association of InSightec:

Dividends

The Articles of Association provides that the holders of Series E, Series D and Series C Preferred Shares, in that order, have dividend preference based on the original issue price for their shares plus 8% per annum.

Liquidation Preference

Upon the occurrence of an exit event (including, among others, (i) the sale, lease, exchange, grant of a perpetual exclusive license or other transfer or disposition of all or substantially all of the property, assets or business of InSightec, (ii) liquidation, dissolution nor winding up of InSightec, (iii) any consolidation or merger or any other business combination of InSightec with or into another corporation or other business organization in which the majority of the shareholders of InSightec do not beneficially own the majority of the equity interest of the surviving company after such transaction; (iv) any sale of shares or other transaction or series of transactions which results in any person or group of persons, other than the holders of Ordinary Shares and Preferred Shares beneficially owning securities of the company representing 50% or more of the voting securities of the company then outstanding and (v) purchase of all remaining shares by a shareholder or an affiliate:

(a) The holders of the Series E Preferred Shares shall be entitled to receive, prior to and in preference to any distribution of any of the assets or surplus funds of InSightec to the other shareholders, an amount per Series E Preferred Share equal to ($2.68 plus any declared but unpaid dividends thereon.

(b) Thereafter, the holders of the Series D Preferred Shares shall receive an amount per Series D Preferred Share equal to $1.7845 plus any declared but unpaid dividends thereon.

(c) Thereafter, the holders of the Series C Preferred Shares shall receive an amount per Series C Preferred Share equal to U.S. $1.12 plus any declared but unpaid dividends thereon, subject to various adjustments.

(d) Thereafter, the holders of the Series B Preferred Shares and the Series B-1 Preferred Shares shall receive an amount per Series B Preferred Share and Series B-1 Preferred Share equal to U.S. $6.00 (in the case of Series B Preferred Shares) and U.S. $1.446 (in the case of Series B-1 Preferred Shares) plus any declared but unpaid dividends thereon.

(e) After the aforesaid preferences entire remaining assets and surplus funds of InSightec legally available for distribution, if any, shall be distributed ratably to all holders of Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares and Ordinary Shares in proportion to the number of Ordinary Shares then held by each such holder of such class of shares on an as converted basis.

Notwithstanding the preferences stated in (d) and (e) above, if after distribution of the preferences pursuant to (a) - (c) above, the total value of the assets and funds to be distributed between all of the shares of InSightec on a pro rata, as converted, basis (without distribution of any preferences to the holders of Series B Preferred Shares or Series B-1 Preferred Shares) would result in the holders of each Series B Preferred Share and Series B-1 Preferred Share receiving an amount per Series B Preferred Share and Series B-1 Preferred Share equal to or greater than U.S. $6.00 (in the case of Series B Preferred Shares) and U.S. $1.446 (in the case of Series B Preferred Shares), then the provisions of (d) and (e) above shall not apply and the entire assets and surplus funds of InSightec legally available for distribution to the shareholders after distribution of the respective preference amounts for Series E Preferred Shares, Series D Preferred Shares and Series C Preferred Shares shall be distributed to all holders of shares of InSightec on a pro rata, as converted, basis, and in such case no preference amount shall be payable on the Series B Preferred Shares and the Series B-1 Preferred Shares.

Conversion

At any time, the holders of B Preferred Shares and Series B-1 Preferred Shares may convert all or any portion of their shares into the number of Ordinary Shares computed by dividing U.S. $6.00 (per Series B Preferred Share) and U.S. $1.446 (per Series B-1 Preferred Share) by the applicable conversion price which, subject to adjustments, shall originally be U.S. $6.00 (per Series B Preferred Share) and U.S. $1.446 (per Series B-1 Preferred Share). In addition, there are additional conversion rights with respect to other Preferred Shares that Elbit does not hold.

All preferred shares shall automatically convert upon a Qualified IPO, which is defined as the initial underwritten public offering pursuant to an effective registration statement under the Securities Act or similar laws in effect in the State of Israel that (i) raises at least $75.0 million of gross proceeds, (ii) public offering which will result in the Ordinary Shares being listed either on the New York Stock Exchange or NASDAQ; and (iii) if such public offering were to occur prior to December 27, 2021, then such public offering would result in a per share issue price of not less than $4.02 per Ordinary Share.

Subject to adjustments, each Series B Preferred Share shall be converted into Ordinary Shares upon the consent of holders of 66% of the outstanding Series B Preferred Shares, and each Series B-1 Preferred Share shall be converted into Ordinary Shares upon the consent of the holders of 66% of the outstanding Series B-1 Preferred Shares.

The Series E Preferred Shares, the Series D Preferred Shares and the Series C Preferred Shares have broad based weighted average protection.

Other Restriction of Transferability of Shares in InSightec

The shares in InSightec (with certain standard exceptions) are subject to right of first refusal, co-sale and (if approved by 85% of the Preferred Shares voting together as a single class) drag-along rights.

Board of Directors

The number of directors in InSightec shall be not more than nine. Elbit Medical is entitled to appoint one member to the board so long as it holds in the aggregate 5% or more of the outstanding share capital of InSightec on an as-converted basis.

The Elbit Medical board member together with the board members appointed by KDT Medical Investments Corporation and York Global Finance II S.À R.L. are entitled to unanimously appoint four board members.

The CEO of InSightec will act as a director.

Special Consents/Veto Rights

Certain actions require the approval of the holders of at least 85% of the Preferred Shares voting together as a single class on an as converted basis, including the following: (a) the payment of dividends; (b) issuing shares which are equal to or senior to the Preferred Shares; (c) amending the terms of the Preferred Shares; (d) making any loans, advances to or guarantees, for the benefit of, or investments in third parties (subject to exceptions); (e) merging or consolidating with a third party (other than a wholly-owned subsidiary); (f) selling, leasing or otherwise disposing of all or substantially all of InSightec’s assets or intellectual property; (g) liquidating, dissolving or effecting a recapitalization or reorganization; (h) acquiring any interest in any company or entering into any joint venture with consideration to be paid in excess of $15,000,000; (i) making any material changes to its lines of business; (j) entering into any new leases or other rental agreements with consideration to be paid on an annual basis in excess of $4,000,000; (k) issuing or selling any shares of its capital stock or rights to acquire shares of its capital stock; (l) initiating an initial public offering other than a qualified IPO that will result in the Ordinary Shares being listed either on the New York Stock Exchange or NASDAQ; (m) establishing or adopting, or make any modification to, any stock ownership, stock option, stock bonus, stock purchase, restricted stock or other equity-based plan; (n) altering, increasing, decreasing or otherwise impacting or changing in any way, InSightec’s authorized share capital; (o) consummating an exit event; and (p) any amendment to InSightec’s Articles of Association.

In addition, various actions require the approval of the holders of at least 66% of the Series E Preferred Shares, including the following: (a) creating or authorizing the creation of, or issuing or obligating InSightec to issue shares or other securities (or any securities convertible into or exchangeable for securities ranking equal or senior to the Series E Preferred Shares), unless the same ranks junior to the Series E Preferred Shares in all respects; (b) any amendment of the employment terms or arrangements governing the engagement of InSightec’s Chief Executive Officer, including hiring and termination (constructive or otherwise) of the employment of the Chief Executive Officer; (c) prior to December 27, 2021, consummating or consenting to or obligating InSightec to consummate at any time in the future any exit event, resulting in receipt of a price per share of Series E Preferred Shares of less than $4.02; and (d) prior to December 27, 2021, initiating an initial public offering of capital stock of InSightec pursuant to an effective registration statement under the Securities Act, or pursuant to similar laws in any other jurisdiction other than a Qualified IPO.

Right to participate in fundraising

Each of the stakeholders has a right to participate in assignment of additional securities carried out by InSightec in order to protect his holdings from dilution.

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

Investments in InSightec capital

Below are details regarding investments in InSightec capital in the last two years:

Preferred stock investment round D

As part of the agreement dated 26/06/2014, as amended from time to time, the Company, InSightec, and additional InSightec shareholders (including the current CEO, Mr. Maurice R. Ferré), its additional investors, and York Global Finance II S.a.r.l, a company owned by York Foundation, which has an interest in the Company (Hereinafter: “York Foundation”), have signed a series of agreements for a round of investment in InSightec for a total sum of 86.5 million United States dollars, by means of purchase of 48,473,238 Series D share of InSightec at a price of 1.78 United States dollars per share1. A total of approximately 2 million dollars of the total investment amount has been invested during 2016.

On January 31, 2018, we announced that InSightec completed the second (and final) closing of its Series E investment round in a total amount of $150 million, approximately $90 million, in the first closing and approximately $60 million in the second closing in return for the issuance of 55,970,149 preferred Insightec stock from a new Series E (with a price of 2.68 dollars per share). The lead investor in the round was KDT Medical Investments Corporation (a subsidiary of Koch Industries, Inc.) which invested in total $ 100 million in InSightec (York participated in this round as well in the total investment of $ 6 million). Immediately following the closing, the Series E Preferred Shares of InSightec issued in the first and second closings represented approximately 29.1% (24.7% on a fully-diluted basis) of InSightec’s share capital. Following the completion of the second closing, the Company holds (directly and indirectly through its subsidiary Elbit Medical) approximately 19.8% (16.7% on a fully-diluted basis) of InSightec’s share capital.

As part of the investment agreement, it was agreed that holders of the preferred stock E will have privileges in cases of dividend distribution and material events. Furthermore, an amendment to the shareholders agreement was signed between the Investor and other major shareholders in InSightec and an amendment to InSightec’s bylaws was approved.

Clinical and regulatory Development in InSightec’s Products

ExAblate Neuro (“Brain System”)

The ExAblate Neuro indication is designated to preform treatment for Essential Tremor, Tremor dominate Parkinson’s disease and Neuropathic pain and others.

The brain system is based on the MRgFU technology, which relies on MRI imaging to plan, guide execution, and receive real-time response during treatment, adopted for use on the brain.

The patient interface in this system consists of a helmet-like acoustic projection system with the patient’s head held within the helmet. The projector allows electronic shaping of the acoustic beam, as required for intracranial treatment.

1 It will be clarified that the share price listed above, is after an adjustment carried out pursuant to the terms of the investment agreement, which resulted in the reduction of the share price by 8%, thus the share price was updated to 1.78 United States dollars per share (compared to the initial price of 1.94 United states dollars per share), and, moreover, participants in the agreement were assigned an additional 3,788,289 preferred stock.

The brain system has been given approval for commercial use in the USA, Europe, Japan, Korea, Canada, Taiwan, and Israel for treatment of functioning disorders (essential tremors, tremors resulting from Parkinson’s disease, and neuropathic pain). So far, about 600 patients have received treatment on a commercial basis.

In addition to the existing commercial approval, we continue the technological and clinical research and development in order to obtain approval for combination of the device with a Siemens MRI in Europe and in the USA. As of the date of this report, our products are approved for use in combination with MRI devices of General Electric Company Healthcare Division (“GE Healthcare”). Clinical studies for treatments continue at a range of research facilities in the USA, Europe, Asia and Canada.

The system is also used for clinical studies in the preliminary feasibility studies, e.g. treatment of advanced Parkinson’s disease, epilepsy and compulsive functioning disorders, as well as drug-based and immunological treatment by means of temporary and transient opening of the blood-brain barrier for treatment of brain tumors and Alzheimer’s disease.

As of the date of the publication of this report, 47 brain systems exist in leading hospitals around the world.

The following items describe the significant clinical and regulatory events regarding the ExAblate Neuro:

●	On January 17, 2018- we announced that InSightec’s treatment of essential tremors through focused ultrasound guided MRI will be included as part of the health services covered under the Israeli National Health Insurance Law for year 2018.

●	On December 14, 2017, we announced that we were informed by InSightec, that the CMS updated the reimbursement code for ExAblate Neuro treatment for essential tremor, as follows: (i) on November 2016 the CMS decided to associate InSightec’s ExAblate Neuro system (for essential tremor treatment), a reimbursement code with a payment level of $ 9,751; (ii) beginning January 1, 2018, the primary procedure code for Movement Disorders (essential tremor) is assigned to a new technology level and will be paid at $17,500.50 for medicare beneficiaries (if deemed medically appropriate); and (iii) the CMS decision is one of several steps toward gaining appropriate reimbursement for MRgFUS for essential tremor. This needs to be followed by CMS regional offices approval to the reimbursement for the ExAblate Neuro treatment for their patients.

●	On November 23, 2017 we announced that InSightec informed us that the Taiwanese Food and Drug Administration (TFDA) has approved its Exablate Neuro system for the treatment of essential tremor in patients who do not respond to medication.

●

On October 25, 2017, we announced that the FDA has approved the commencement of Phase III clinical trial for the treatment of neuropathic pain by InSightec’s ExAblate Neuro system, for treating dyskinesia symptoms or motor fluctuations of advanced Parkinson’s disease patients who have not responded to medication. InSightec estimates that Parkinson’s disease afflicts millions of people worldwide, including approximately one million in the United States alone with 60,000 additional diagnoses each year. Treatment with the ExAblate Neuro is intended to improve motor function and reduce dyskinesia, one debilitating symptom that presents as uncontrolled, involuntary movement of the arms and/or legs.

●	On June 26, 2017, we announced that the FDA has approved the commencement of Phase I clinical trial for the treatment of neuropathic pain by InSightec’s ExAblate Neuro system (the “Trial”). The Trial will include 10 patients and will be fund by the Focused Ultrasound Foundation. InSightec is the regulatory sponsor of the clinical Trial. The purpose of the Trial is to examine the safety and the efficiency of the treatment.

●	In April 2017, the FDA has extended its approval of InSightec’s Exablate Neuro system for a non-invasive treatment of essential tremor in patients who have not responded to medication and now it’s including the usage on 1.5 Tesla MRI systems (the former FDA approval, which was announced on July 12, 2016, was given for the usage of the ExAblate Neuro on 3 Tesla magnet strength MRI systems).

●	In March 2017, the first treatment was performed under Phase I clinical trial to investigate the use of MRI guided by Focused Ultrasound (MRgFUS) technology for opening the blood brain barrier in patients with early Alzheimer’s disease. The treatment was conducted at Sunnybrook Health Sciences Centre in Toronto, Canada and used InSightec’s ExAblate Neuro system. InSightec is the regulatory sponsor of the clinical trial.

●	On July 12, 2016, we were informed by InSightec Ltd., that the FDA approved its Exablate Neuro system for a non-invasive treatment of essential tremor (ET) in patients who have not responded to medication. ExAblate Neuro uses focused ultrasound waves to precisely target and ablate tissue deep within the brain with no incisions or implants. The treatment is done under Magnetic Resonance Imaging (MRI) guidance for real time treatment monitoring. Essential tremor is the most common movement disorder, affecting more than 5 million people in the United States, and millions more worldwide. Hand tremor is the most common symptom, but tremors can also affect the head, arms, voice, legs, and torso. For these patients, performing everyday tasks presents a challenge and impacts their quality of life.

●	In May 2016 InSightec informed us that Health Canada approved its Exablate Neuro system for the treatment of ET For further information see “Item 4 - Information on the Company – History and Development of the Company - Recent Events – Approval of Exablate Neuro by Health Canada”.

●	In November 2015 InSightec informed us that the Korean Ministry of Food and Drug Safety (MFDS) has approved its Exablate Neuro system to treat movement, pain and behavioral disorders which allows Korean patients suffering from neurological disorders which cause significant disability access to a new, non-invasive treatment option that does not require open surgery.

●	In November 2015, InSightec informed us that they are investigating the use of MR Guided Focused Ultrasound technology to temporarily open the blood brain barrier which is a protective barrier that restricts the passage of substances from the bloodstream into the brain, protecting it from toxic chemicals and preventing the delivery of essential medication to reach the brain.

●	In March 4, 2014, focused ultrasound was successfully used for the first time in the treatment of a brain tumor. The patient had a recurrent glioma, a portion of which was thermally ablated using InSightec’s ExAblate Neuro. The treatment was conducted at the FUS Center of University Children’s Hospital Zurich. Since then, three more patients were treated successfully in the treatment of brain tumor.

●	In October 2013, the Israeli Ministry of Health approved ExAblate Neuro for the treatment of neurological movement disorders including Essential Tremor and tremor-dominant Parkinson’s disease.

●	In December 2012, ExAblate Neuro, was awarded the European CE mark for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain.

ExAblate for Body Platform (“Body System”)

The body system, like the brain system, is based on the MRgFU technology, which relies on MRI imaging to plan, guide execute, and receive real-time response during treatment. As of the date of the report, the body system is adapted for use with MRI machines manufactured by GE Healthcare only.

The body system constitutes a multi-application treatment platform. The system is being sold to customers interested in treating various body applications, requiring the use of different types of transducers (a component converting a physical signal into an electric one). The system has been planned for treatment of uterine myoma, prostate cancer and metastatic growth in the bone in various configurations, and in the future also in cancer of the kidneys, pancreas, and liver (subject to performing clinical trials and obtaining all the required regulatory approvals). Some of the indications have received regulatory approval in various parts of the world, and some are still in the research and development stage.

The body system is a treatment system incorporating an MRI bed converted to contain a robotic system broadcasting a focused, high-energy (up to 1,000 Watt) ultrasound beam aimed at the area where the affected tissue (tumor) is located. The transducer heats the tissue in the beam’s focus and destroys it non-invasively, and without damaging the tissues en route, and thus, essentially, eliminates the benign or malignant tumor.

In the second (second-generation) system, unlike the first system, the crib holding the patient can be separated and replaced based on the application for which treatment is required. This structure is expressed also in the product’s pricing, with the principal sum being paid for the basic platform (treatment bed), and smaller sums will be paid for every application that the customer may wish to purchase, thus, enabling the customer to purchase all the products step by step.

The following items describe the significant clinical and regulatory events regarding the Exablate for Body Platform:

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

ExAblate for Body Platform is currently the only non-invasive treatment for uterine fibroids approved for use in Japan. InSightec is also in various stages of development and clinical research for the application of its MRgFUS technology to the treatment of other types of benign and malignant tumors. These additional applications are being developed to take advantage of the modular design of the ExAblate for Body Platform, which enables it to function as a common platform for multiple MRgFUS-based surgical applications. So far the brain system has been operated with MRI systems made by GE Healthcare only. In 2016 we signed a cooperation agreement with Siemens to develop an interface that allows operation with Siemens’ MRI system. The system combined with a Siemens MRI is currently engaged in a process of evaluation and submission for regulatory approval, which commenced in early 2018.

Products

Below is a table listing the main products of InSightec including products/applications in development stages:

The medical product	The indication for which the medical product is intended as of the date of the report	The stage of the medical product developments’ as of the date of the report	Milestones expected in the coming 12 months	The nearest milestone and the expected date of its achievement	Cost estimate for achieving the nearest milestone	InSightec’s estimate regarding the size of
the expected target audience (no. of
patients or procedures) and the expected
financial extent of the potential target
market for the medical product in
development correct at the date of the
					report.	InSightec’s estimate regarding the date approval for the commercialization of the medical product under development	Insightec’s estimate regarding the expected market segment for the medical product under development, assuming commercialization approval is received[2]
The brain system[3]	Essential tremors[4]	The following approvals exist: for the integration of the device in Europe and in the USA with the GE Healthcare MRI: Medical Device Approval[5], CE, FDA[6], TFDA, Taiwanese Food and Drug Administration, Japanese Ministry of Health, Canadian Food and Drugs Administration, and Korean Ministry of Health.	Approval of FDA and CE approval for the integration of the device with a Siemens MRI in Europe and in the USA.	December 2018	2M$	The prevalence of the disease in the USA is approximately 10 million patients.[7]
					InSightec estimates that approximately 1% - 5% patients will form the potential target market (approximately 100-500 thousand patients). The estimated cost of the treatment is 10,000-30,000 United States dollars.	December 2018	Insightec estimates that at the stage of market penetration, the relevant segment will be approximately 10% of the relevant target market.
Parkinson’s disease	Medical Device Approval and CE approval exist.
	Submission of the treatment for Parkinson’s disease tremors for FDA approval is planned. Additional studies for product development are described in the table in the development chapter.	Submission of the treatment for Parkinson’s tremors treatment for FDA approval	Submission of the treatment for Parkinson’s disease tremors for FDA approval is planned for the first part of 2018	None	The number of Parkinson’s sufferers in the USA is estimated at about 1 million.[8] Of their number, approximately 150 thousand patients require surgical treatment[9], for whom the InSightec treatment is relevant and who comprise the target population. The estimated cost of the treatment is 10,000-30,000 United States dollars.	The Company estimates that FDA approval for Parkinson’s disease tremors is probable in late 2018.	Insightec estimates that at the stage of market penetration, the relevant segment will be approximately 40% – 60% of the relevant target market.
Neuropathic pain	CE approval and Medical Device Approval exist.	No plans for FDA approval exist as of the date of the report.	None	None planned	The target market in the USA is approximately 75,000 patients for whom treatment with the brain system may be appropriate[10]. The estimated cost of the treatment is 10,000-30,000 United States dollars.	The date for FDA approval in the USA cannot be estimated at this stage.	Insightec estimates that at the stage of market penetration, the relevant segment will be approximately 50% of the relevant target market.
Opening of the blood-brain barrier fdor treatments of tumors.	Preliminary programming studies after FDA approval is received for Phase I study and its implementation in the USA and additional countries.	Recruitment of 10 patients.	FDA approval for beginning of Phase 1 study during 2018.	Patient recruitment is funded by the executing site.	The target market in the USA is approximately 50,000 patients for whom treatment with the brain system may be appropriate[11]. The estimated cost of the treatment is 10,000-30,000 United States dollars.	Cannot be estimated at this stage	Cannot be estimated at this stage
Epilepsy	Planned phase I preliminary feasibility studies.	Completing recruitment of the first 5 patients.	Recruitment of the first of 5 patients.	Patient recruitment is funded by the executing site.	The target market is approximately 17,000 patients for whom treatment with the brain system may be appropriate[12]. The estimated cost of the treatment is 10,000-30,000 United States dollars.	Cannot be estimated at this stage	InSightec estimates that at the stage of market penetration, the relevant segment will be approximately 80% of the target market
Body system	Uterine myomas [13] (including adenomyosis where approvei exists)	FDA and CE approval and Medical Device Approval exist.	No expected milestones	No plans	No plans	Every year, approximately 1.3 surgeries for treatment of uterine myomas are carried out in the USA. InSightec estimates that approximately 30% – 50% of the patients will be able to benefit from the treatments and they are the target market.
					To date the annual cost of uterine myoma treatments in the USA (direct costs of surgical treatment) is approximately 3 billion dollar[14]. The estimated cost of the treatment is approximately 5,000-15,000 United States Dollars	Commercialization and treatment approvals have been issued in the USA, Israel, and Europe	Marketing approval has been obtained and InSightec aspires to achieve a market share of approximately 40% – 60% of the target market.
Treatment of metastases and tumors in bone.[15]	CE approval and Medical Device Approval exist for treatment of metastases and tumors in bone.
FDA approval exists for treatment of metastases in bone.[16]
*An additional configuration of the device (CBS) has CE approval only.	No expected milestones	No expected milestones	Negligible costs	There are approximately 320,000 patients a year globally that suffer from metastatic-induced bone pain[17]. The annual financial scope of treatment of cancer metastases in bones in the USA is currently estimated at approximately 10 billion dollars.
					Approximately 50% of the patients with pain induced by metastases (that are not in the spine) will be a fit for treatment with the product and form the target market. The estimated cost of treatment is approximately 5,000-15,000 United States Dollars.	CE approval and Medical Device Approval exist for commercialization in Europe and Israel. FDA approval exists in the USA.	Marketing approval has been obtained and InSightec aspires to achieve a market share of approximately 14% of the target market.
Prostate cancer	CE approval exists. FDA Phase I study protocol has been approved in the USA and in additional countries.	Patient recruitment for Phase I study to be completed in 2018	Patient recruitment for Phase I to be completed in 2018	$ 2 million	There are approximately 1.1 million patients a year diagnosed for prostate cancer, mostly in the developed countries[18]. To date the annual costs of treatment of prostate cancers in the USA is estimated at over 5 billion dollars[19].
					Approximately 40% of the patients are diagnosed with intermediate-risk cancer and will be a fit for local treatment with InSightec product and form the target market[20]. The estimated cost of treatment is approximately 10,000-30,000 United States Dollars.	InSightec cannot currently estimate the date FDA approval for marketing of the product will be received in the USA (if at all).	InSightec estimates that, at the market penetration stage, its share will be approximately 80% of the intermediate-risk cancer cases forming the target market.

[2]	Insightec’s estimate is for the potential market segment for which treatment in its product only is appropriate. Except where this is stated explicitly, Insightec cannot evaluate the expected market segment for the medical product it is developing. The estimate for the disease’s prevalence pertains only to the USA with the assumption that in different geographies the prevalence of the various indications will be similar, proportionately to the country’s population.

[3]	Insightec is developing an innovative treatment, which is not a direct replacement of the treatment existing today. Therefore, its estimates of the market’s size are based on data and articles regarding the number of potential patients, and Insightec’s evaluation regarding the number of patients for which treatment with the device is appropriate. For this reason, articles and publications central to each of the three indications are attached.
[4]	Insurance coverage for this application of the brain system has been approved, as stated in Section __ below.
[5]	Medical Accessories and Devices approved by the Ministry of Health (Hereinafter: “MAD”)
[6]	In April 2017, Insightec informed the company that the FDA’s approval for commercial use of the brain system in the USA for treatment of essential tremors in patients that do not respond to drug treatment has been expanded to include also use of the brain system on 1.5-Tesla MRI systems. The FDA approval reported in the past, on 12/07/2016, was given for use of the brain system with a 3-Tesla MRI system. (This is the magnetic power of the MRI machine). The expansion of the FDA approval as stated above is expected to broaden the market of products with which Insightec’s brain system is compatible, in a manner in which it will be possible to integrate it both in an MRI machine of 1.5 Tesla as well as in MRI machines of 3 tesla.
[7]	http://www.essentialtremor.org/wp-content/uploads/2013/07/FactSheet012013.pdf. The estimate for the disease’s prevalence pertains only to the USA with the assumption that in different geographies the prevalence of the various indications will be similar, proportionately to the country’s population.
[8]	http://www.healthcommunities.com/parkinsons-disease/incidence-prevalence.shtml
[9]	The estimations regarding the amount of patient’s requiring a surgical treatment is based on InSightec’s own estimates.
[10]	The data is based on InSightec estimates.
[11]	The data is based on InSightec estimates.
[12]	The data is based on InSightec estimates.
[13]	Insurance coverage for this application has been approved.
[14]	1)http://www.ahrq.gov/research/womenh2.htm;
2)http://www.cdc.gov/chronicdisease/resources/publications/fact_sheets/cancer.htm;
3) Saigal CA, Litwin MS. Economic costs of early stage prostate cancer. Pharmaeconomics 2002:20:869-78. figures ($4.75B) interpolated for 2009 based on 1990 CPI (Consumer Price Index) of 193 and 2009 CPI of 379. www.bls.gov;
4) LaVallee RW, Simpson KN, LaVallee RL; International Society of Technology Assessment in Health Care. Meeting Breast cancer, bone metastasis and episodes of care: a basis for cost effectiveness analysis. https://www250.safesecureweb.com/hcvadvocate/hepatitis/About_Hepatitis_pdf/1.1_Hepatits_C/Burden.pdf
[15]	Insurance coverage for this application has been approved.
[16]	It shall be clarified that no FDA approval has been received for treatment of tumors and the approval is to treat metastases in bone only.
[17]	Cancer induced bone pain. Kane et al. BMJ 2015; 350 doi: http://dx.doi.org/10.1136/bmj.h315
[18]	WHO Cancer report 2014
[19]	Kommu SS, Eden CG, Luscombe CJ, Golash A, Persad RA. Initial treatment costs of organ-confined prostate cancer: a general perspective Int. 2011 Jan;107(1):1-3
[20]	He et al. European Urology 2016; pii: S0302-2838(16)30883-1. doi: 10.1016/j.eururo.2016.11.031

Regulatory approvals

Below is a table listing the approvals received by InSightec products from the Ministry of Health in Israel:

Name of the product approved	Indication	Medical Device Approval number	Medical Device Approval date	Approval term
Body system	General surgery – treatment (heating destruction – ablation and pain removal) in soft tissue, including adenomyosis, uterine myomas, bone and nerve growth by focused heating of segments using ultrasonic energy.	8960000	August 2002	May 2019
Brain system	Functional disorders (essential tremor, Parkinson’s disease, neuropathic pain)	8960401	October 2013	December 2019

Below is a table listing the approvals received by InSightec products from the FDA21:

Name of the product approved	Indication	Approval process	Approval number	Approval date	Predicate device [bilingual text]
Body system	Uterine myomas	FULL PMA	P040003[22]	October 2004	None
Body system	Metastases in bone	PMA	P110039[23]	October 2012	None
Brain system	Essential tremor	PMA	P150038[24]	July 2016	None

Below is a table listing the approvals received by InSightec products from the CE:

Name of the product approved	Indication	Notified Body	Approval number	Approval date	Approval term	Last date of notified body inspection and its results
Body system	Uterine myomas	DEKRA	2110597CE01	October 2002	January 2023	December 2017
Body system	Adenomyosis	DEKRA	2110597CE01	May 2010	January 2023	December 2017
Body system	Bone tumors	DEKRA	2110597CE01	May 2007	January 2023	December 2017
Body system	Uterine myomas, adenomyosis, bone tumors	DEKRA	2110597CE01	September 2009	January 2023	December 2017
Body system	Expanding bone treatment indications and approval for CBS system.	DEKRA	2110597CE01	June 2013	January 2023	December 2017
Body system	Prostate cancer	DEKRA	2110597CE01	December 2016	January 2023	December 2017
Brain system	Functional disorders (essential tremor, Parkinson’s disease, neuropathic pain)	DEKRA	2110597CE01	November 2012	January 2023	December 2017
Brain system	Compatibility with 1.5 MRI	DEKRA	2110597CE01	October 2015	January 2023	December 2017
Brain system	Software update version 7.0	DEKRA	2110597CE01	April 2016	January 2023	December 2017

** The notified body inspection for each indication is carried out soon after the approval date. Beyond this, at least one inspection is carried out each year, and an overall inspection is carried out every 3 years, renewing the certificate.

[21]	The table present the regulatory approvals given granted by the FDA for InSightec systems and does not contain all the expansions and updates of technical systems made for the same indication over the years.
[22]	It shall be clarified that this approval has been granted 18 expansions since the date of its original issue, which do not substantially affect the Company.
[23]	It shall be clarified that this approval has been granted 18 expansions since the date of its original issue, which do not substantially affect the Company.
[24]	It shall be clarified that this approval has been granted 3 expansions since the date of its original issue, which do not substantially affect the Company.

Below is a table listing the approvals received by InSightec products in Japan, China, Korea, Taiwan and Canada:

Japan

Name of the product approved	Indication	Approval process	Approval date	Predicate device [bilingual text]
Japan
Body system	Uterine myomas	Full registration	August 2009	None
Body system	Bone metastases and UF updates	Partial change	November 2014	None
Brain system	Essential tremors	Full registration	December 2016	None

China
Body system	Uterine myomas	Full registration	July 2013	Yes
Body system	Uterine myomas Compatibility with additional MR systems	Full registration	December 2014	Yes

Korea
Brain system	Movement, pain, and psychiatric disorders	Full registration	November 2015	None
Body system	Uterine myomas, breast cancer	Full registration	November 2005	None
Body system	Adenomyosis	Partial change	June 2011	None
Body system	Metastases in bone	Full registration	March 2009	None

Taiwan
Brain system	Essential tremor	Full registration	November 2017	None

Canada
Brain system	Essential tremor	Full	May 2016	אין
Body system	Uterine myomas and metastases in bone	Full	August 2013	אין

Insurance coverage

As to InSightec’s best knowledge, as of the date of the report, insurance coverage is available for (a) Treatment of uterine myomas, by a number of health insurers in the USA and in Europe and by the HMOs in Israel (included in the medicine basket); (b) treatment by pain caused by cancer metastases in bones by the body system, by a number of health insurers in the USA and in Europe and by the HMOs in Israel (included in the medicine basket); (c) Insurance coverage for treatment of essential tremor by the brain system , by a number of health insurers in the USA and in Europe and by the HMOs in Israel (included in the medicine basket);

In July 2016 a range of American insurance companies25 providing insurance coverage for about 99.8 million members have published updates in their policies regarding treatment with the MRgFUS technology so as to include coverage for MRI-guided focused ultrasound treatment for pain caused by bone cancer. InSightec estimates that the aforementioned updates will enable access of these insurance coverage for treatments for this indication with InSightec’s ExAblate, as a treatment option approved by the FDA.

In November 2016, the CMS has decided to give treatment of essential tremor using InSightec’s brain system (hereinafter: “the treatment”) the status of a treatment for which refunds are available. This changes the treatment’s status from the status of a treatment for which insurance compensation is not available to one that enables insurance compensations to a level of 9,751 dollars.

Later, the CMS decided that starting on 01/01/2018 the primary code for movement disorders (essential tremors) will be assigned to a new technology level enabling an insurance compensation of 17,500 dollars t for those insured for whom the aforementioned treatment is appropriate.

[25]	The publications are pursuant to a change of the insurance policy by insurance companies from the Blue Cross Blue Shield Association Health Care Service Corporation Group.

The CMS decision is only one of the necessary conditions necessary to receive an insurance compensation for the treatment. Pursuant to the CMS approval, the approval of each of the regional CMS representatives in the USA is required in order to receive insurance compensation for patients for the treatment. As of the date, an approval from a CMS representative in one area only (National Government Services Medicare, Local Medicare Contractor (MAC) for jurisdiction 6andK26) has been received and the Company is acting to receive the rest of the CMS representatives’ approvals, but cannot estimate when whether these approvals will be received.

InSightec is acting to expand the number of health insurance providing insurance coverage as described above, as well as the geographical area where the aforementioned health insurance will be provided to insured patients. For this purpose, InSightec is acting in a range of avenues, as follows: (1) Working with hospitals in the USA and Europe and supporting them in the process of applying to local insurance companies in order to receive insurance coverage (2) Forming a call center for support for patients whose applications for coverage from the insurance companies that are insuring them; (3) Direct activity with insuring entities, as well as entities setting policy in the matters of insurance coverage. In addition, in this context InSightec is also evaluating the possibility to make use of existing insurance codes, to receive insurance coverage as described for oncological applications. Expenses for this InSightec activity are included in InSightec sales and marketing expenses, as described in the financial reports.

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

Distribution and Marketing

InSightec has two main distributing channels; the first one is InSightec’s independent business department and the second one is by distributors and local agencies among them is GE healthcare representatives (usually without exclusivity) and other distribution agreements with third parties. Distribution agreements are generally for a term of between one and five years, with an option to extend the agreement based on the performance of the distributor.

Accumulated orders

As of 31/2017, InSightec has accumulated orders resulting from obligating orders (Which can be canceled pursuant to the conditions of the contract with the distributor/client) for its products (in millions of dollars):

Period	Revenues
2018 – Q1	2.8
2018 – Q2	2
2018 – Q3	0.9
2018 – Q4	8.4
Total for 2018	14.1
Revenues for 2019	0.4
Total accumulated orders	14.5

Material agreements

InSightec is a party to a number of substantial agreements that are outside of the normal scope of business and were valid in the period described in this report, or affected its activities in this period:

Shareholders agreement

The Company, KDT, GE, MTA, the York Foundation, GEOC, Ferré, Focused Holdings LP, InSightec, and a number of additional shareholders are a party to a shareholder agreement, as amended from time to time, establishing the relationship between the parties and their rights.

The cooperation agreement with GE Healthcare

On December 5, 2012 an agreement for cooperation between InSightec and GE was signed, and subsequently amended. This agreement provides the following as of the date of the report.

[26]	This region refers to the following states: Illinois, Minnesota, Maine, Massachusetts, New Hampshire, Connecticut, New York, Rhode Island Vermont and Wisconsin.

InSightec appointed GE as a non-exclusive distributor of its products, for the period ending at the end of 2020. The Agreement sets prices for InSightec products and the rates of the sales commission, refunds, and supports development of ties to radiologists using its products.

It shall be noted that, until the agreement was first amended (in June 2014), the cooperation agreement included, among other provisions, a commitment of InSightec to grant GE exclusivity, so that InSightec’s products would only be compatible with MRI machines made by GE. This exclusivity has been subsequently been terminated with the parties consent, and InSightec even entered into, in August 2016, a non-exclusive cooperation agreement with Siemens, an international company that is a leading manufacturer and developer of MRI imaging machines, for the purpose of adapting InSightec’s systems for work with the MRI imaging machines made by Siemens, in order to expand the market of products that InSightec systems are compatible with.

That said, correct to the date of the report, InSightec’s products are still only regulatory approved as compatible with GE MRI machines. From a technological point of view, InSightec is capable, subject to investing financial resources (the costs of developing hardware and software interface) and within an appropriate time period, to make changes to InSightec products so as to make them compatible also with other manufacturers’ MRI machines, as well as receive regulatory approval for the new system. As per InSightec’s estimate, it may require approximately two years in order to enable compatibility with non-GE imaging systems, and to create an agreement infrastructure for distribution of such products, similar to the relationship currently in place with GE Healthcare, also with another MRI system supplier. As per InSightec’s estimate, a termination of the relationship with GE Healthcare will not cause its activity to stop, but may lead to a slowdown in activity during the aforementioned period of adaptation. For compatibility between InSightec’s MRI guided Focused Ultrasound Systems (MRgFUS) and Siemens MRI scanners please refer to Section __.

It has been established in the agreement that InSightec carries the sole liability for defects in the manufacturing, planning, and initial assembly of the products. Moreover, InSightec is obligated to compensate GE Healthcare, its employees and representatives, for any damage, costs, or obligations resulting from a third-party suit resulting from the contract between the parties. GE Healthcare, on the other hand, is obligated to compensate InSightec, its employees and representatives, for damages caused by GE Healthcare products and/or changes made to these products without InSightec’s authorization. For the implementation of the provisions of this agreements, the parties have obligates themselves to purchase (each) an insurance policy to the extent of at least 5,000,000 dollars.

Moreover, the agreement originally established that InSightec will serve as a non-exclusive distributor of GE MR scanners, in order to enable InSightec to sell the scanners as part of its combined treatment system. This section was terminated with the consent of both parties in December 2017. The agreement establishes the price per unit and technological compatibility with InSightec products, to which GE is obligated

Cooperation agreement with Siemens

On August 15, 2016, we announced that InSightec Ltd. signed a non-exclusive cooperation agreement with Siemens, a leading manufacturer and developer of diagnostic imaging equipment in general and Magnetic Resonance scanners specifically, to develop compatibility between InSightec’s MRgFUS and Siemens’ MRI scanners (the “Systems”) with the intention to expand the MRgFUS market globally. According to the co-operation agreement, the Parties will cooperate regarding the performance of R&D, integration, testing and approving the compatibility of the systems of the parties. Each party shall be solely responsible, at its own cost, to obtain the regulatory approval for its systems, and InSightec shall be solely responsible, at its sole cost, to obtain the regulatory approval for the combined system. Each party shall bear all of its internal and external costs relating to its performance under the co-operation agreement, except that InSightec shall reimburse Siemens an amount agreed upon in the co-operation agreement, for its R&D costs. The co-operation agreement also provides that each party shall act independently in the marketing and sales of its component portion of the Combined System, and determines the amount InSightec shall pay Siemens for sales of the Combined Systems and in case of sales for installed MR base.

The term of the co-operation agreement is five (5) years from the first commercial sale of the combined system and shall automatically renew for additional 1-year periods, unless either Party has provided a notice for its non-renewal or of its termination, in accordance with the terms of the co-operation agreement.

Business Strategy

Insightec’s vision is global leadership in the field of non-invasive treatment using magnetic resonance guided focused ultrasound technology (MRgFUS), made available for broad use for the benefit and welfare of the patients.

Insightec’s strategy is focused on development of two product lines, a product line in the field of body systems (oncology and gynecology) and a line of products in the field of brain treatment systems (neurological disorders and tumors).

In the field of brain systems, Insightec intends to develop applications that will make use of advanced mechanisms of interactions between tissues and acoustic fields (for example, Targeted Drug Delivery), neuromodulation, and more. The brain applications currently supported by Insightec’s current systems and those planned in the future are based on thermal ablation. Insightec utilizes the technology used in this system in non-invasive brain treatments. To the best of Insightec’s knowledge, this field was a research field only in the first years of Insightec’s activity. As technology allowing brain treatment without trepanation became possible, this field became central for Insightec.

In order to realize its vision, Insightec intends to continue developing the MRgFUS technology and the systems based thereon, which will allow the replacement of surgical procedures, minimally-invasive procedures, and radiation treatment. Moreover, Insightec intends to continue searching for strategic partners acting in the markets relevant for its products in order to cooperate with them on entering the markets in an efficient, low-cost, broad entry of its technology into the target markets. In addition, Insightec is also working to raise funding from existing shareholders or from new sources of funding, which will support the acceleration of business and other activities.

Insightec intends to develop a future surgical system that will replace the invasive operating room currently in use. The system will allow treatment in a variety of clinical applications, all of this while generating more value for its products and Insightec itself. Moreover, Insightec is evaluating the use of MRgFUS technology as an additional tool for Radiation Oncology departments, which will enable treatment of patients for whom radiation treatments are not currently providing a satisfactory response, or for whom a combination of MRgFUS treatment and radiation treatments will serve as a preferable treatment solution.

Insightec aspires to expand the marketing of its systems in additional countries in America, Europe, Asia and Oceania. For this purpose, Insightec intends to expand its distribution network, as well as evaluating various possibilities for marketing the product in the USA – by means of distribution agreements, direct marketing, or partnership with a strategic partner. Beyond that, Insightec intends to expand the volume of its activities in China and Japan, for which purpose Insightec has set up a fully owned subsidiary company in China and in Japan, and recruited a number of local employees.

Insightec aspires to complete the development of additional applications for its products, so that every product purchase can serve for the treatment of a great number of disorders, which will significantly increase the profitability of purchasing it.

Gamida Cell Ltd.

Holdings in Gamida’s shares

As of the date of the report’s publication, we indirectly hold, through Elbit Medical, approximately 16% of the outstanding share capital (12% on a fully diluted basis) of Gamida, as listed below:

Share types	Issued share capital	Number of stock held by the Company	Number of stock held by the Company of the same class of shares	Number of shares held by the Company of the same class of shares on a fully diluted basis
Common stock	549,990	450,000	81.8%	43.5%
Type B common stock	139,908	-	-	-
Type A preferred stock	600,000	-	-	-
Type B preferred stock	1,453,846	517,637	35.6%	35.6%
Type C preferred stock	2,827,430	990,460	35.0%	25.0%
Type D preferred stock	3,473,345	265,343 (5,380 following adjustment (*))	7.8%	7.8%
Type E-1 preferred stock	571,478	-	-	-
Type E-2 preferred stock	1,023,312	436,681	42.7%	42.7%
Type F-1 preferred stock	4,274,363	-	-	-
Type C preferred stock options	1,129,008
Common stock options for investors, employees, and consultants	1,506,510	-	-	-
Type F-2 preferred stock options	2,564,619

(*) It should be noted that, as of the date of this filing, 265,343 of the abovementioned Type D preferred shares are convertible to 270,723 ordinary shares, and this comes following the increase in the conversion ratio resulting from the activation of the anti-dilution mechanism included in Gamida’s Articles, within the scope of previous rounds of raising capital that Gamida has performed.

The following is a summary of the material provisions in the Articles of Association of Gamida (and the rights attached to its shares):

Liquidation and Dividend Preference

Upon the occurrence of a distribution, liquidation or deemed liquidation, including (a) the merger or consolidation or other reorganization of the company with or into any other corporate entity; or (b) a sale or perpetual exclusive license (in any two of the following territories: (i) substantially all of North America, (ii) substantially all countries in Europe, taken as a whole, and (iii) substantially all other countries (i.e., other than North America and Europe, taken as a whole) or (c) other irrevocable disposition of all or of substantially all of the company’s shares or intellectual property or assets, subject to certain exceptions:

(a) The holders of the Series F Preferred Shares shall first be entitled to receive $9.44 for each Preferred F-1 Share and $11.33 for each Preferred F-2 Share;

(b) Thereafter, the holders of the Series E Preferred Shares shall be entitled to receive $3.1503 per each Preferred E-1 Share and $3.7288 per each Preferred E-2 Share; provided that each of the holders of the Ordinary C Shares shall be entitled to receive out of the aggregate amount paid to the Series E Preferred Shares under this section an amount for each Ordinary C Share equal to the product of the aggregate amount paid to the Series E Preferred Shares under this section multiplied by the ratio that such Ordinary C Share bears to the total number of the outstanding shares of Gamida on a fully diluted basis (the “Gamida Share Ratio”);

(c) Thereafter, the holders of the Series D Preferred Shares shall be entitled to receive $6.3111 for each Series D Preferred Share; provided that each of the holders of the Ordinary C Shares shall be entitled to receive out of the aggregate amount paid to the Series D Preferred Shares under this section an amount for each Ordinary C Share equal to the product of the aggregate amount paid to the Series D Preferred Shares under this section multiplied by the Gamida Share Ratio;

(d) Thereafter, the holders of the Series C Preferred Shares shall be entitled to receive $1.9553 for each Series C Preferred Share; provided that each of the holders of the Ordinary C Shares shall be entitled to receive out of the aggregate amount paid to the Series C Preferred Shares under this section an amount for each Ordinary C Share equal to the product of the aggregate amount paid to the Series C Preferred Shares under this section multiplied by the Gamida Share Ratio;

(e) Thereafter, the holders of the Series B Preferred Shares shall be entitled to receive $1.8052 for each Series B Preferred Share; provided that each of the holders of the Ordinary C Shares shall be entitled to received out of the aggregate amount paid to the Series B Preferred Shares under this section an amount for each Ordinary C Share equal to the product of the aggregate amount paid to the Series B Preferred Shares under this section multiplied by the Gamida Share Ratio;

(f) Thereafter, the holders of the Series A Preferred Shares shall be entitled to receive $1.3720 for each Series A Preferred Share; provided that each of the holders of the Ordinary C Shares shall be entitled to received out of the aggregate amount paid to the Series A Preferred Shares in this section an amount for each Ordinary C Share equal to the product of the aggregate amount paid to the Series A Preferred Shares in this section multiplied by the Gamida Share Ratio;

Under no circumstances shall the aggregate preference amounts payable in respect of any outstanding Preferred Shares, or that are underlying any outstanding convertible securities , as of July 3, 2017, exceed US$ 36,078,000.

(g) After the aforesaid preferences the remaining distributable assets, if any, shall be distributed among the holders of Ordinary Shares, Ordinary B Shares, Ordinary C Shares and Preferred Shares on a pro rata, pari passu, and as-converted basis.

Conversion

At any time, the holders of Preferred Shares may convert all or any portion of their shares into the number of Ordinary Shares computed by dividing the applicable original issue price paid for the class of Preferred Share held by such holders (“Original Issue Price”) by the applicable conversion price for such Preferred Share, which initially is the Original Issue Price (other than the Preferred D Shares for which the Original Issue Price is $9.56 and the conversion price is $9.37).

The preferred shares shall convert: (i) immediately prior to and conditioned upon the consummation of a public offering that yields gross proceeds of at least $30,000,000 at a pre-money value of at least $150,000,000, (ii) on the date specified in a written consent of the holders of at least a majority of voting power represented by the then issued and outstanding Preferred Shares (voting together as one class, on an as-converted basis), including the consent of the holders of at least a majority (or, in the case of the Preferred F Shares – 60%) of each of the series of Preferred Shares (other than the Series A Preferred Shares) then outstanding; or (iii) upon the date specified in a written consent of the holders of at least a majority (or, in the case of the Preferred F Shares – 60%) of the voting power represented by the then issued and outstanding shares of a certain series of Preferred Shares (with the shares of such series of Preferred Shares voting together as one class, on an as-converted basis), delivered to the Company, all issued and outstanding shares of such series of Preferred Shares shall automatically be converted.

The Preferred Shares have broad based weighted average protection formula (the Preferred F Shares are subject to a special anti-dilution mechanism).

Other Restriction of Transferability of Shares in Gamida

The shares in Gamida (with certain standard exceptions) are subject to a right of first refusal, co-sale and bring-along rights (if approved by 60% of the shares voting together as a single class).

Board of Directors

The number of Directors in Gamida shall not exceed 10 directors.

Any one or more shareholder(s) (with certain exclusions) who hold(s), together with its or their permitted transferees, shares of Gamida (other than Preferred F Shares) representing an aggregate of 11% or more of the voting power of Gamida on an as-converted basis, shall have the right to appoint, replace and remove one (1) director by virtue of such aggregate 11% holdings.

Special Voting Provisions/Veto Rights

Among other special voting rights, Gamida shall not effect a deemed liquidation in which holders of Gamida’s Preferred Shares receive equity in a private corporation in consideration for the transaction, other than such a transaction in which holders of Preferred Shares receive no less than their entire preference amounts in cash and/or publicly-traded securities, without the consent or vote of 60% of the Preferred F Shares.

The board of directors shall not undertake certain actions, including the following, without consent of a majority of the members of the Board appointed by the holders of the Preferred F Shares or shareholders holding an aggregate of 11% or more of the voting power represented by the then issued and outstanding share capital: (a) make any fundamental changes to the business of Gamida; or (b) any transaction out of the ordinary course of business not contemplated by the company’s budget then in effect.

Business Concept

Gamida deals in the research and development of medical products based on stem cells, the source of which is mainly from umbilical cord blood (hereinafter: “Umbilical Blood”).

Gamida operates in the field of research, development and manufacture of products designated for bone marrow transplants in leukemia or lymph node cancer sufferers, non - malignant blood diseases such as Sickle Cell Anemia and Thalassemia, metabolic genetic diseases. In addition, Gamida is in further advanced stages of research development and manufacture of products for the immunological treatment of cancer sufferers by means of Natural Killer Cells27 (hereinafter: “NK Cells”) (hereinafter together: “Field of Activities”).

The main product that Gamida is developing is the NiCord® (hereinafter “NiCord”), based upon the enrichment of umbilical cord blood with stem cells, in technology process that makes use of Nicotinamide molecules (hereinafter: “NAM”). It would be prudent to state that Gamida is working to develop additional products, which are also based on the NAM technology, including the CordIn and the NK cell product. These products are also in clinical development, but at a less advanced stage of development than the NiCord.

[27]	NK Cells are white blood cells which act to kill off body cells that have been infected with viruses or have developed into cancerous cells.

Investments in Gamida’s capital

Below are details regarding investments in Gamida’s capital in the last two years:

In July 2017, Gamida completed a round of fundraising of a scope of approximately 40 million dollars (Hereinafter in this paragraph: “The Investment”) in consideration for 4,274,363 f-1 shares. Immediately following the closing: (i) the Series F-1 Preferred Shares issued represented approximately 28.7% (21.9% on a fully-diluted basis) of Gamida’s share capital; (ii) the options to Series F-2 Preferred Shares issued represented approximately (13.1 on a fully-diluted basis) of Gamida’s share capital. The Investment was led by the Shavit Capital Fund, which was joined by Novartis and other investors, including the VMS Investment Group, IHCV, Israel Biotech Fund and the Company (hereinafter in this paragraph: “The Investors”). In return for the investment, Gamida issued preferred shares to the investors (hereinafter: “The Allocated Shares”) pursuant to a value of 120 million dollars (before the money). The portion of the company in the investment was 1.5 million dollars. In addition, options were allocated to the investors to purchase preferred shares in a quantity constituting 60% of the number of the preferred shares allocated (hereinafter in this paragraph: “The Options”). The exercise price of the options is 120% of the preferred share price paid by the investors at the time of the completion of the investment. The options are exercisable during the course of a period of up to 5 years from the date of completion of the investment. It would be prudent to state that as at this date, there is no certainty that the investors will exercise the options.

Products

Following is a table detailing the main products being developed by Gamida:

Name of the Medical Product under Development	Outline for which the medical product under development is designated	Development stage of the medical product as at the date of the report	Milestones expected over the next 12 months	Next milestone and the expected date of achieving it.	Estimated cost of achieving the next milestone	Size of the potential target market – the number of sufferers, patients or procedures, and the annual financial scope of the potential target market of the medical product under development as at the date of publication of the report	Gamida’s estimate regarding the date of commencement of the marketing of the medical product under development	Gamida’s estimate regarding the expected market share for the medical product under development under the assumption of obtaining authorization to market it
NiCord	Malignant Hematology diseases	Phase III	Continuation of recruiting patients for Phase III trials.	Completion of the recruiting of patients in Phase III trials in the second half of 2019.	About $ 30 million	The market potential in the USA, Europe and Japan is estimated to be about 30,000 – 40,000 patients per annum requiring transplants from a unrelated[28]. As at the date of the report, Gamida has no estimate regarding the annual financial scope of the target market.	Gamida estimates that the marketing commencement date will be at H1 of 2021.	Gamida hired consultants and conducting market research in order to examine the matter.

CordIn[29]	Non - malignant hematology diseases, genetic diseases	Phase I / II	The continuation of the recruitment of patients for Phase I / II trials, for Sickle Cell Anemia and Thalassemia (in a configuration of one or two units of cord blood)	Completion of the recruitment of patients for Phase I / II trials during the course of 2019	About $ 1 million	About 100,000 patients per year are diagnosed in the USA with Sickle Cell Anemia. [30] Each year about 2,000 – 3,000 new cases are diagnosed. [31] As at the report date, there is no estimate as to the financial scope of the target market.	Gamida has no ability to accurately estimate, at this stage, the date of receipt of the authorization to market.	Gamida has no ability to accurately estimate, at this stage, the specific market size (out of this market) to which the product will be aimed.

			Continuation of the recruitment of patients for Phase I / II Acute Aplastic Anemia and Myelodysplastic diseases.	Completion of the recruitment of patients in 2020	About $ 1 million

Name of the Medical Product under Development	Outline for which the medical product under development is designated	Development stage of the medical product as at the date of the report	Milestones expected over the next 12 months	ext milestone and the expected date of achieving it.	Estimated cost of achieving the next milestone	Size of the potential target market – the number of sufferers, patients or procedures, and the annual financial scope of the potential target market of the medical product under development as at the date of publication of the report	Gamida’s estimate regarding the date of commencement of the marketing of the medical product under development	Gamida’s estimate regarding the expected market share for the medical product under development under the assumption of obtaining authorization to market it
Product based on NK Cells which have been enhanced using NAM technology	Malignant hematology diseases	Phase I	Continuation of recruitment of patients or Phase I trials in multiple myeloma and NHL type lymphoma.	Completion of the recruitment of patients in 2019	About $ 2.5 million	Gamida has not, at this stage, estimated the size and / or the financial scope of the potential market.	Gamida has no ability to accurately estimate, at this stage, the date of receipt of the authorization to market.	Gamida has no ability to accurately estimate, at this stage, the specific market size (out of this market) to which the product will be aimed.

Due to the inherently unpredictable nature of the research and development processes, we are unable to estimate with any certainty the estimated cost of achieving the next milestone.

[28]	WMDA Report 2015.
[29]	Another product based on the technology, makes use of the NAM molecules and is adapted for treatment of non - malignant diseases.
[30]	https://www.cdc.gov/ncbddd/sicklecell/data.html August 19 2017 Centers for Disease Control Atlanta GA USA.
[31]	Modell B & Darlison M. Global epidemiology of hemoglobin disorders and derived service indicators. Bull World Health Organ. 2008 June; 86(6): 480-487

Clinical and Regulatory Development

Nicord

NiCord is the lead product of Gamida Cell for the treatment of patients with Hematological Malignancies such as Leukemia and Lymphoma who require a donor derived (allogeneic) bone marrow transplantation.

NiCord is composed from stem cells derived from umbilical cord blood which were expanded and enriched using Gamida’s proprietary NAM technology.

NiCord is enrolling patients in a Phase III registration study. NiCord received a breakthrough Therapy designation from the FDA and Orphan drug designation from the FDA and EMA.

The following items describe the significant clinical and regulatory events related to NiCord®:

●

On March 20, 2018, Gamida presented new data on immune reconstitution (IR) from its phase I/II study of NiCord® in high-risk hematologic malignancies (the “Study”). The IR findings of a random subgroup of 22 adults patients (median age approximately 22 years) from the Study, as compared to 47 young patients (median age approximately 22 years) with hematologic malignancies treated by unmanipulated CB and unrelated bone marrow without ATG (the “Comparison Group”), were presented. The primary endpoint was the probability of achieving CD4+ IR within the first 100 days, a level indicating a significant reconstitution of the immunity system. Additional cellular components of the immunity system were evaluated. Key findings include:

•     More than 90% of patients have met the primary endpoint (achieved successful CD4+ IR at 100 days after transplantation with NiCord).

•     T-cell IR with NiCord was similar to that observed in the Comparison Group, in which younger patients typically achieved better results after stem cell transplantation.

•     Immune reconstitution of NK cells, B cells and monocytes, was faster, in a statistically significant manner, after transplantation with NiCord when compared to the Comparison.

●	On February 28, 2017, Gamida announced that that the first patient has been transplanted in Gamida’s Phase 3 study of NiCord® which is in development as a cure for patients with blood cancer. The trial will evaluate the safety and efficacy of transplanting NiCord® as compared to transplanting un-manipulated cord blood in patients with hematological malignancies (blood cancers). The primary end point is the time estimation to neutrophil engraftment.

●	On January 17, 2018, Gamida announced its initiation of a Phase I study evaluating its proprietary NAM-expanded natural killer cells (NAM-NK Cells) in patients with relapsed or refractory CD20+ non-Hodgkin lymphoma (NHL) and multiple myeloma. The Phase I study will be conducted at the medical center of the University of Minnesota Health and is designed to determine the maximum tolerated dose of NAM-NK Cells. Secondary endpoints of the study include overall antitumor response and toxicity. The study is currently recruiting and will enroll approximately 24 patients aged 18 to 70 years old. Participants will undergo a lymphodepleting preparative regimen, and then receive two doses of NAM-NK Cells.

●	On December 12, 2017 the Company announced that Gamida has presented final results from the phase I/II trial evaluating NiCord® (the “Trial”) at the annual meeting of the American Society for Hematology (ASH).The Trial that included 36 patients with hematologic malignancies, met its primary endpoint as well as safety and efficiency targets, as follows: (i) Participants treated with NiCord® had rapid and durable engraftment of neutrophils and platelets, as we all as prompt immune reconstitution; (ii) The Trial met its primary endpoint - median time to neutrophil engraftment was 11 days (95% CI: 9-13 days); (iii) Patients treated with NiCord® had a median time to platelet engraftment of 34 days (95% CI: 32-42 days); (iv) NiCord® demonstrated an acceptable safety profile, with moderate/severe cGvHD of 9.8% at one year following transplantation. By day 100 20.2% of participants experienced grade 2-3 bacterial or grade 3 fungal infections; and (v) Results from the Trial participants were compared to a database of matched patients from the Center for Internal Blood and Marrow Transplant Research (CIBMTR). According to the CIBMTR data, patients who received UCBT had a median time to neutrophil engraftment of 21 days and a median time to platelet engraftment of 46 days. Gamida highlighted that the final results of the Trial supports the basis for the global phase III trial of Nicord®.

●	In March 2017, the orphan drug designation which has been granted by the European Medicines Agency’s (EMA) Committee for Orphan Medicinal Products (COMP) regarding NiCord® has been broadened and now includes any treatment which is based on the transplant of blood system stem cells (haematopoetic stem cells). The EMA grants an orphan drug designation to promote the development of products that demonstrate promise for the treatment of rare diseases. EMA orphan drug designation provides 10 years of market exclusivity in the EU, as well as, prospective grants receiving easement and assistant with developing and registration of drugs for marketing.

●	In December 12, 2016, Gamida announced that it has been cleared by the FDA to begin enrolling for the Phase 3, international, multicenter trial of Gamida’s NiCord® for patients with high risk hematological malignancies (blood cancers) (the “Trial”). In addition, Gamida announced that clearance to begin enrolling for the NiCord study has also been received for an additional European territory. The Trial is planned to be a randomized-controlled study comparing transplantation of NiCord® to that of un-manipulated umbilical cord blood. A total of 120 patients will be enrolled at transplantation centers throughout the US and Europe. Gamida estimates that patient recruitment will take approximately two years to complete. The primary endpoint of the study is to examine the time from transplant to engraftment of neutrophils.

●	On October 10, 2016, Gamida announced that the FDA granted Breakthrough Therapy Designation status to NiCord®, due to improvement in absorption of neutrophils blood cells in bone marrow transplant for patients with high risk hematological malignancies (blood cancers). Breakthrough therapy designation is granted to a drug that is intended to treat serious or life-threatening diseases, and that preliminary clinical evidence indicates that the drug may demonstrate substantial improvement on a clinically significant endpoint(s) over available therapies. A breakthrough therapy designation entitles the company to various benefits, such as: (i) intensive FDA guidance; (ii) involvement of senior FDA managers in the process; and (iii) option for a FDA rolling review of Nicord® marketing approval application in the U.S (i.e. the FDA may agree to review parts of the application file which are submitted in phases, with no obligation of filling the whole file prior to the review commencement).

●	In December 2015, Gamida announced that following the initial data analysis of 16 patients who were treated with NiCord® in the Phase I/II study for treating patients with hematological malignancies (leukemia or lymphoma), NiCord® demonstrated absorption in all patients and in an average timeframe of 10 days. This timeframe is significantly shorter than absorption timeframes reported in transplanted untreated cord blood, where reported absorption timeframes averaged 23-27 days. The clinical study demonstrated a positive drug safety profile, and proper rehabilitation of blood systems post-transplant. On January 8, 2015, the first person was successfully transplanted with cryopreserved (frozen) NiCord® in Gamida’s ongoing Phase I/II clinical study for blood cancer patients. After thaw the cryopreserved product maintained the advantage of NiCord® in demonstrating very rapid engraftment (white blood cell recovery). Gamida expects that this rapid engraftment will reduce the risk of opportunistic infections, will lower the morbidity associated with cord blood transplantation and shorten hospitalization.

●	On January 8, 2015, the first person was successfully transplanted with cryopreserved (frozen) NiCord® in Gamida’s ongoing Phase I/II clinical study for blood cancer patients. After thaw the cryopreserved product maintained the advantage of NiCord® in demonstrating very rapid engraftment (white blood cell recovery). Gamida expects that this rapid engraftment will reduce the risk of opportunistic infections, will lower the morbidity associated with cord blood transplantation and shorten hospitalization.

●	In January 2014, orphan drug designation has been granted to NiCord® by The US Department of Health and Human Services, The FDA Office of Orphan Products Development, for treatment of several medical conditions. The Orphan Drug Act of 1983, or Orphan Drug Act, encourages manufacturers to seek approval of products intended to treat “rare diseases and conditions” with a prevalence of fewer than 200,000 patients in the U.S. or for which there is no reasonable expectation of recovering the development costs for the product. For products that receive Orphan Drug designation by the FDA, the Orphan Drug Act provides tax credits for clinical research, FDA assistance with protocol design, eligibility for FDA grants to fund clinical studies, waiver of the FDA application fee, and a period of seven years of marketing exclusivity for the product following FDA marketing approval.

●	In February 14, 2013 Gamida announced successful results of NiCord’s Phase I/II study for treating patients with hematological malignancies. On September 9, 2013 Gamida announced the successful transplantation of the first patient in Gamida’s Phase I/II study of NiCord using a single unit of cord blood. Additional indications and products are in development for cancer, genetic l diseases, immune therapy for cancer and refractory autoimmune diseases.

Cordin

Another product based on the technology used in the NAM molecules for the treatment by means of the transplants of umbilical cord blood enriched with stem cells in patients with non - malignant hematological diseases (such as: Thalassemia, Sickle Cell Anemia, and Aplastic Anemia).

At the date of the publication of the report, Gamida is conducting a Phase I / II trial with CordIn, which is transplanted in patients with Sickle Cell Anemia, together with a unit of umbilical blood which has not undergone any treatment (in a configuration of two units of umbilical blood).

Furthermore, in July 2016, Gamida began Phase I / II trials on patients with Sickle Cell Anemia and Thalassemia using CordIn (in a configuration of one umbilical blood unit).

In addition, in August 2017, a transplant was performed on the first patients as part of the Phase I / II trial on patients with severe Aplastic Anemia, and Myelodysplastic diseases (Hypoplastic Myelodysplastic syndromes – MDS) using CordIn.

The following items describe the significant clinical and regulatory events related to CordIn:

●

On February 21, 2018, Gamida presented additional data from its phase I/II study in sickle Cell Disease (the “Study”) at the 2018 BMT Tandem Meetings (the “Meeting”). The results of 13 patients with SCD treated with CordIn in combination with an unmanipulated unrelated umbilical cord blood (UCB) were presented at the Meeting. The primary endpoint of the Study was evaluating the safety and efficacy of CordIn and cumulative incidence of neutrophil engraftment following transplantation. Key results include: (i) Rapid engraftment was observed in all 13 patients at a median of seven days (range: 6-20 days); (ii) 11 of 13 (84.6%) patients were alive at a median follow-up of 22 months (range: 1-63 months). Two patient deaths were observed due to secondary graft failure and severe GvHD respectively; (iii) 8 participants experienced grade II-IV acute GvHD; (iv) 2 participants experienced extensive chronic GvHD; (v) The 9 patients with long-term follow-up achieved transfusion independence with normal hemoglobin profile and no active GvHD.

It should be noted that as of this date, the Study has not been completed yet

●	in August 2017, a transplant was performed on the first patients as part of the Phase I / II trial on patients with severe Aplastic Anemia, and Myelodysplastic diseases (Hypoplastic Myelodysplastic syndromes – MDS) using CordIn.

●	in July 2016, Gamida began Phase I / II trials on patients with Sickle Cell type Hemoglobinopathy Anemia and Thalassemia using CordIn (in a configuration of one umbilical blood unit)

Material agreements

The Lonza Agreement

On February 13, 2016, Gamida entered into a framework agreement, for a five year period, with Lonza Walkersville Inc (“Lonza”) for the supply of service and operation of manufacturing facilities, as well as a service agreement for purposes of the manufacturing of NiCord and CordIn (mainly for the Phase III clinical trials of the NiCord product). The parties agreed that, in the event that Gamida will want to commercialize NiCord, the parties will discuss between them (with no obligations), the continuation of manufacturing for such commercial stage. The period of service agreement is until to December 2018 and Gamida has the option of extending the agreement period by an additional 6 months against additional payment. The total cost of the agreement is several millions of dollars. Gamida can terminate the agreement by means of a 6 month prior notice. Lonza can terminate the agreement as of December 31, 2017, by means of a 12 month prior notice. Likewise, the two parties can terminate the agreement by means of a two month prior notice in the event that the clinical trial is suspended by the FDA.

In Gamida’s opinion, in the case of the replacement of Lonza, a great deal of resources will be required, both from the aspect of locating alternate vendors that comply with the stringent standards as well as from the aspect of preparing a new production facility, the transfer of technology training workers, etc., which is estimated to be a period of approximately one year and, as a result, Gamida is liable to be dependent on this vendor.

The Kiryat Gat Premises Lease Agreement

In December 2017, Gamida entered into a lease agreement of a property in Kiryat Gat of 5,000 sq. m. designated for use as a production site for the commercial stage. The lease agreement is for a 10 year period and includes an option to extend it for an additional 5 years.

Plots in Eastern Europe initially designated for development of commercial centers plots in Eastern Europe (and in Greece) held by our subsidiary Plaza Centers N.V. (“PC“) whose business strategy is to no longer develop commercial centers but to dispose its real estate assets at optimal market conditions.

Business Concept and Strategy

PC business concept and strategy is to no longer develop commercial centers, but to solve existing bureaucratic or legal issues and dispose its real estate assets.

PC’s financial reports for 2017 indicate the existence of a material uncertainty that casts significant doubt about PC’s ability to continue as a going concern.

Plots owned by PC

Casa Radio, Romania

One of PC’s most significant projects is the Casa Radio project in Bucharest, Romania. The carrying amount of this project in the company’s financial statements as of December 31, 2017, amounts to NIS 263 million (2016 - NIS 263 million).

In 2006 PC entered into an agreement according to which it acquired a 75% interest in a company (“Project SPV”) which is under a Public Private Partnership (“PPP”) agreement with the Government of Romania to develop the Casa Radio site in the center of Bucharest (“Project”). After signing the PPP agreement, PC holds indirectly 75% of the shares in the Project SPV, the remaining 25% are held by the Romanian authorities (15%) and a third party private investor (10%).

As part of the PPP, the Project SPV was granted with development and exploitation rights in relation to the site for a period of 49 years, starting December 2006. As part of its obligations under the PPP, the Project SPV has committed to construct a Public Authority Building (“PAB”) measuring approximately 11.000 square meters for the Romanian Government at its own expense.

Large scale demolition, design and foundation works (financed by loans given to the Project SPV by PC) were performed on the construction site until 2010, when construction and development was put on hold due to lack of progress in the renegotiation of the PPP agreement with the authorities, as detailed below, and the global financial crisis. These circumstances (and mainly the bureaucratic deadlock with the Romanian Authorities to deal with the issues detailed below) caused the Project SPV not to meet the development timeline of the Project, as specified in the PPP. However, PC’s management believes that it had legitimate reasons for the delays in this timeline, as detailed below.

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

Additional information in respect of PC’s trading property:

However, due to substantial differences between the approved PUD and stipulations in the PPP agreement as well as changes in the EU directives concerning environmental considerations in buildings used by public authorities the Project SPV attempted to renegotiate the future development of the Project with the Romanian Authorities on items such as time table, structure and milestones as well as adaptation of the PAB development to the current EU requirements. Despite many notifications sent to the Romanian Authorities expressing a wish to renegotiate the existing PPP agreement no major breakthrough could be achieved. PC could be subject to significant delay penalties under the terms of the PPP agreement if it is determined that PC was at fault in causing the delays.

Because of the failure of the public authorities to cooperate, negotiate and adjust the PPP agreement, the Project SPV was not able to meet its obligations under the PPP. This resulted in a situation where the Project SPV could not “de facto” continue the execution of the Project and created a risk that the public authorities could attempt to terminate the PPP agreement. In the event that the public authorities seek to terminate the PPP Agreement and/or seek to impose penalties, PC may incur penalties and/or recover less than the carrying amount of the Casa radio asset recorded in the consolidated financial statements as at year end (€ 50.4 million). As of the date of approval of PC's consolidated financial statements for 2017 the Project SPV did not receive any termination notification by the public authorities.

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

PC also believes that the risk that the public authorities may seek to terminate the PPP and/or relevant permits on the basis of the perceived breach of the PC’s commitments and/or may seek to impose delay penalties on the basis of the PPP contract is unlikely given the public authorities have not sought to do such since the perceived breach in 2012 and given PC believes that it has basis for counter claims against the relevant public authorities.

In the case of termination for breach under the PPP agreement the relationship and compensation between the parties is to be decided by a competent court of arbitrations. PC’s management believe that, in the case of termination, PC has a strong case to claim compensation for damages.

Since 2016 PC’s management has taken a number of steps in order to unblock the development of the project and mitigate the risk of termination of the PPP agreement, including commencing a process to identify third party investors willing and capable to join PC for the development of the project and/or potential buyers for the Project. PC’s management believes that reputable investors with considerable financial strength can enhance PC’s negotiation position vis-à-vis the authorities and assist in advancing an amicable agreement with the relevant authorities with respect to the development of the project.

Whereas PC’s management considers the risk of termination of the PPP agreement and/or the imposition of penalties by the authorities to be unlikely, the consolidated financial statements do not include any provision in respect to any potential future penalties in respect to the breach of the PPP agreement. The increased risk arising from the above matters has been reflected in the valuation of the Project.

Co-operation with the Romanian Authorities regarding potential irregularities

In 2015, PC’s board and management became aware of certain issues with respect to certain agreements that were executed in the past in connection with the Project. In order to address this matter, PC’s board appointed the chairman of its Audit Committee to investigate the matters and independent law firms to analyze the available alternatives in this respect. The chairman of the Audit Committee did not conclude the investigation as the person with key information was not available to answer questions. PC’s Board, among other steps, implemented a specific policy in order to prevent the reoccurrence of similar events and appointed the chairman of the audit committee to monitor the policy’s implementation by PC’s management. In addition, it was decided that in the future certain agreements will be brought to PC’s board’s approval prior to signing.

PC has approached and is co-operating fully with the relevant Romanian Authorities regarding the matters that have come to its attention and in March 2016 it has submitted its initial findings to the Romanian Authorities. During this process PC has been verbally informed by the Romania Authorities that it has received immunity from certain potential criminal charges and received further verbal assurance that the mentioned investigation should have no effect on the PC’s existing legal rights to the Project and the PPP Agreement. As the investigation by the Romanian Authorities is still on-going, the Company in unable to comment further on any details related to this matter. Management is currently unable to estimate any monetary sanctions in respect to the potential irregularities, consequently no provision has been recorded in connection with these matters.

As mentioned above, when PC entered into an agreement to acquire 75% interest in the Project SPV it assumed a commitment to construct the PAB at its own expense for the benefit of the Romanian Government. Consequently, the statement of financial position includes a provision in the amount of EUR 12.8 million ($ 15 million) in respect of the construction of the PAB (December 31, 2016: EUR 13.2 million). During 2017, the Company recorded income in total amount of EUR 0.4 million from change in PAB provision as part of write down of trading properties (in 2016 - EUR 1.7 thousand).

In addition to the Casa Radio project, the following table provides additional information in respect of PC plots which are designated for sale, as of December 31, 2017:

Name of Project	Location	Designation	Title	PC Share %
Csiki Plaza	Miercurea Ciuc, Romania	Commercial and Entertainment Center	Ownership	100
Pireas Helios Plaza (1)	Athens, Greece	Offices/Retail	Ownership	100
Lodz Plaza (2)	Lodz, Poland	Retail and Entertainment Center	Perpetual Usufruct	100
Lodz (Residential)	Lodz, Poland		Ownership/Perpetual Usufruct	100
Brasov,	Romania	Retail and entertainment scheme	Ownership	100
Krusevac	Serbia	Retail and entertainment scheme	Ownership	100
Casa Radio	Romania	Mixed-use retail and leisure plus office scheme	Remained Lease period 37 years	75

(1) Following the preliminary agreement regarding the disposal of a plot in Piraeus, Greece, several amendments were signed during 2016-2017. The latest amendment deadline expired on January 20, 2018. In order to secure the prolonged validity of the initial agreement, the purchaser made advance payments in a total amount of EUR 0.3 million (non-refundable) to PC. The completion of the transactions are expected to be concluded during 2018 as an asset deal (instead of the original agreement regarding a share deal) with a lower sales price of EUR 3.35 million.

(2) On June 13, 2017, PC announced that it has signed a preliminary sale agreement for the sale of a 13,770 square meter plot at its second land holding in Lodz, Poland, (representing 22% of this holding) to a retail developer, for €1.2 million. The purchaser made a down payment of EUR 0.035 million and a second payment of EUR 0.085 million shall be paid when the purchaser obtains environmental permit for investing in the access road to the plot. The remaining balance minus 50% of the sum invested in the road (up to maximum amount of EUR 0.12 million) will be paid once a building permit is obtained for development of the plot which is expected to be granted till the end of 2018.

Plots in India

Joint Venture with PC in respect of Plots in India

Our plots in India are owned by our subsidiary, Elbit Plaza India Real Estate Holdings Limited("EPI"). EPI is held 47.5% directly by us and 47.5% by our subsidiary PC (the remaining 5% are held by the Company's former Executive Vice Chairman (VC) of the Board). EPI holds two plots in India (in Bangalore and Chennai).

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

Additional information in respect of the Chennai Project

In December 2007 EPI established a special purpose vehicle (“Chennai Project SPV”) which acquired 74.73 acres of land situated in the Sipcot Hi-Tech Park in Siruseri District in Chennai (“Property”).

On July 21, 2016, Chennai Project SPV signed a Joint Development Agreement with a local developer (“Developer” and “JDA”, respectively) with respect to the Property.

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

In order to secure its obligation, the Developer paid a total refundable deposit of INR 10 Crores ($ 1.6 million) following the signing and registration of the JDA.

The JDA may be terminated in the event that the required governmental approvals for establishment of an access road to the Property has not been achieved within the 12 (twelve) month period from the execution date of the JDA. The required approvals were not obtained by the target date (and as of this date they have not yet been obtained), but none of the parties has canceled the agreement at this juncture. Upon such termination, the Developer shall be entitled to a refund of the relevant amounts paid as refundable deposit and any other cost related to such access road or the title over the Property. The JDA may also be terminated by the Chennai Project SPV, inter alia, if the Developer has not obtained certain development milestone and/or breached the terms of the JDA.

Additional information in respect of Bangalore project

In March, 2008 EPI entered into a share subscription and framework agreement (the “Agreement”), with a third party local developer (the “Partner”), and a wholly owned Indian subsidiary of EPI which was designated for this purpose (“SPV”), to acquire together with the Partner, through the SPV, up to 440 acres of land in Bangalore, India (the “Project”) in certain phases as set forth in the Agreement. As of December 31, 2017, the Partner has surrendered sale deeds to the SPV for approximately 54 acres (the “Plot”). In addition, under the Agreement the Partner has also been granted with 10% undivided interest in the Plot and have also signed a Joint Development Agreement with the SPV in respect of the Plot.

On December 2, 2015 EPI has signed an agreement to sell 100% of its interest in the SPV to the Partner (the “Sale Agreement”). The total consideration upon completion of the transaction was INR 3,210 million (approximately EUR 42 million) which should have been paid no later than September 30, 2016 (“Long Stop Date”). On November 15, 2016, the Partner informed EPI that it will not be able to execute the advance payments.

As a result of the foregoing, the Company has received from the escrow agent the sale deeds in respect of additional 8.3 acres (the “Additional Property”) which has been mortgaged by the Partner in favor of the SPV in order to secure the completion of the transaction on the Long Stop Date. The Additional Property has not yet been registered in favor of the SPV.

As a result of the failure of the Partner to complete the transaction under the Sale Agreement and in accordance with the provisions thereto, the partner is no longer entitled to receive the 50% shareholding.

New payment structure for sale of Project in Bangalore, India

In June 2017, EPI signed a revised sale agreement with the former Partner according to which the parties have agreed that the purchase price will be amended to INR 338 Crores (approximately Euro 44.2 million) instead of the INR 321 Crores (approximately Euro 42 million) agreed in the previous Agreement. As part of the new agreement, INR 110 Crores (approximately Euro 14.4 million) will be paid in instalments until the final closing that is scheduled to take place on September 1, 2018 (the "Final Closing"), when the final instalment of INR 228 Crores (approximately Euro 29.8 million) will be paid to EPI.

If the Partner defaults before the Final Closing, EPI is entitled to forfeit certain amounts paid by the Partner as stipulated in the new agreement. All other existing securities granted to EPI under the previous Agreement will remain in place until the Final Closing.

In January 2018, the Partner has notified EPI that due to a proposed zoning change (initiated by the Indian authorities) which could potentially impact the development of the land, all remaining payments under the new agreement will be stopped until a mutually acceptable solution is reached on this matter. EPI has rejected the Partner’s claims, having no relevance to the new agreement, and started to evaluate its legal options.

Since the signing of the revised new agreement, the Partner has paid non-refundable advance payments totaling INR 46 Crores (approximately € 5.9 million).

In March 2018, an amended to the agreement was signed and the Partner and EPI have agreed that the total purchase price shall be increased to INR 350 Crores (approximately €45.8 million). Following the signing of the new agreement, the Partner paid EPI an additional INR 9 Crores (approximately €1.3 million) further to the INR 46 Crores (approximately €5.9 million) that were already paid during the recent year. Additional INR 83 Crores (approximately €10.8 million) will be paid by the Partner in unequal monthly installments until the Final Closing that will take place on August 31, 2019 (the “New Final Closing”) when the final installment of approximately INR 212 Crores (approximately €27.8 million) will be paid to EPI against the transfer of the outstanding share capital of the SPV.

If the Partner defaults before the new Final Closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreements will remain in place until the New Final Closing.

Environmental update on Bangalore project - India

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

See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a plot in Bangalore, India”.

Additional information in respect of the Kochi project

The Company has rights under certain share subscription agreement to hold 50% shareholding in Indian SPV (“Project SPV”). The Project SPV has entered into an agreement for the purchase of a land located in Kochi, India according to which it has acquired 13 acres (“Property A”) for a total consideration of INR 1,495 million ($ 23 million) payable subject to fulfillment of certain obligations and conditions by the seller. Up to the balance sheet date the Project SPV has paid INR 718 million ($ 11 million) to the seller in consideration for the transfer of title in Property A to the Project SPV and as advance towards for property. Our share in such acquisition amount to approximately $ 6 million.

On January 14, 2016, the Company signed an agreement to waive any of its rights and interest in the Project SPV, subject to receipt of agreed upon consideration. The total consideration for the Company is INR 10 Crores (approximately €1.4 million and approximately $1.5 million), which will be paid to the Company upon the closing of the transaction. The transaction is subject to certain conditions precedent, and closing will take place once these conditions are met and no later than June 30, 2018.

.

Revenues classified by geographical markets and by business segments

The following table sets forth our breakdown of revenues by each geographic market in which we operate, for each of the last three years (in NIS thousands):

	2017	2016	2015	Convenience Translation in U.S. Dollars for 2017

Central and Eastern Europe	814,826	328,275	133,631
India	-	-	150,296	235,023
Other and Allocations	-	-	6,712	-
Total Revenues	814,826	328,275	290,639	235,023

The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2017	2016	2015	Convenience Translation in U.S. Dollars for 2017

Commercial and Entertainment Centers	814,826	210,014	309,302	235,023
Medical Companies*	117,488	96,333	69,432	33,888
Plots in India	-	-	-	-
Other and Allocations*	(117,488)	(113,911)	(88,095)	(33,888)
Total	814,826	192,436	290,639	235,023

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

InSightec’s intellectual property includes ownership of 171 patents. In addition, InSightec has submitted 57 patent applications, which remain pending and in process. InSightec has registered trademarks for “ExAblate” and “InSightec” in the United States, European Union, Canada and Israel as well as “INSIGHTEC BRINGING THERAPY INTO FOCUS & DESIGN” (Old company logo) in the United States..

Gamida’s patent portfolio is comprised of 7 issued U.S. patents, 25 issued non-U.S. patents, 2 pending U.S. patent applications, 10 pending non-U.S. patent applications, and 1 pending patent applications under the Patent Cooperation Treaty.

Competition

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

Two US-guided systems for treatment of prostate cancer, Ablatherm (EDAP TMS) and Sonablate (SonaCare Medical) have registered a CE Mark. Recently SonaCare succeeded the changing of the category of their device into category II, and approved the Sonablate for treatment of prostate tissue.

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

NiCord®

NiCord® may face indirect competition from other pharmaceutical and biotechnology companies that develop products for the treatment of the diseases that we target. If these therapies are successful in curing these diseases, they may reduce the number of patients undergoing hematopoietic (blood) stem cell transplantation (HSCT) procedures. Other new medications may allow more patients to be eligible to transplant.

HSCT from cord blood in general may face additional competition from haplo-identical transplantation, another therapeutic approach currently being studied. This approach uses cells from a non-matched family related donor and is not currently regulated by the FDA. Companies like MolMed S.p.A. and Kiadis Pharma B.V. and Bellicum are developing technologies aiming to improve the clinical outcomes of haplo-identical transplantation.

Other companies are developing clinical-stage technologies that aim to improve the clinical outcomes of HSCT from cord blood by expanding HSCT from cord blood. These companies include Magenta, Nohla and Targazyme.

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

CordIn

In the field of treatment of non - malignant hematology diseases and, in particular, Thalassemia and Sickle Cell Anemia, Gamida has, at this stage, two main competitors, who are at stages of clinical trials, BlueBird Bio and Bellicum. In addition, it is possible that the other technologies for the expansion of stem cells, will also suit a similar treatment use as that of CordIn.

Plots in India

Our plot in Bangalore, India is relatively larger in size when compared to other plots available in its vicinity. Further, our plot is irregularly shaped and non-contiguous as there are pockets of land parcels within our plot which are owned by third parties. Our plot is in close proximity to the Varthur Lake with water drains crossing it, and is therefore subject to the NGT order. Consequently, a third party prospective buyer may claim that the new NGT order may create significant limitations on the development of our plot. The presence of residential developments by reputed developers near our plot exposes us to increasing residential competition in the local market.

Our residential development in Chennai faces competition from other developers who have readily available inventory for sale, and have larger resources and larger market presence than our local partner. The Chennai market has been adversely impacted due to repeated floods in the last few years and certain political uncertainty in recent months. Our plot does not have a designated access road and there are high power tension lines running adjacent to our plots which may cause significant limitations on the development of our plot.

Governmental Regulation

Plots in Eastern Europe initially designated for Commercial centers

The development, construction and operation of commercial centers are subject to various regulatory directives, which vary according to the country of activity. Some countries require that a developer provide an environmental report for the land before building permit applications are examined. In certain European countries, antitrust permits must be obtained before a foreign investor is allowed to acquire shares of a local entity. In most Eastern European countries, construction work may only begin after the lapse of the objection period provided for third parties whose interests may be affected by such permits, at which time the contestation permit becomes final. If restitution claims made by former land owners in respect of project sites are upheld, these claims can jeopardize the integrity of title to the land and the ability to develop the land. Generally, construction must commence within a specified period following issuance of the permit, otherwise, the construction permit may expire.

Plots in India

Foreign Exchange Management Act

In order for a nonresident entity (i.e. person resident outside India) to invest in the capital of an Indian company (under Indian Law, holding a real estate property by a nonresident entity can only be done through an entity) it needs to meet the provisions of the Foreign Exchange Management Act, in the construction development sector and certain conditions under the Foreign Direct Investment Policy (“FDI”). According to the FDI, a nonresident entity has two alternatives to invest in the capital of an Indian company: (i) Automatic Route that doesn’t require approval from Government of India for the investment; or (ii) Government Route, that requires prior approval of the Government of India.

The automatic route is subject to meeting certain restrictions pertaining, inter alia, to the following matters: (a) the investor will be permitted to exit on the earlier of (i) completion of the project, (ii) development of trunk infrastructure, i.e. roads, water supply, street lighting, drainage and sewerage, or (iii) expiry of 3 years (lock-in period); (b) project completion schedule; (c) conformance with local laws and applicable standards; (d) obtaining necessary approvals; (e) supervision by the state government/municipal/local body concerned, and (f) ability to sell developed plots only (developed plots has been defined to mean plots where trunk infrastructure i.e. roads, water supply, street lighting, drainage and sewerage has been made available).

The Reserve Bank Of India (“RBI”) has from time to time, amended certain provisions under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations (2000), relating to the pricing norms for issuance of shares by an Indian company to persons residing outside India. These regulations include provisions stipulating that the shares of an unlisted company have to be issued at a price not less than the fair valuation of the shares (calculated in accordance with international pricing methodology), in case of issuance on preferential allotment, and such issue price cannot be less than the relevant price. Also, in case of transfer of shares of an unlisted company from resident to non-resident, the relevant price will serve as the minimum price payable by the non-resident to the resident. In the case of transfer of shares of an unlisted company from a non-resident to a resident, the relevant price will serve as the maximum price payable by the resident to the non-resident. Furthermore, certain provisions of the Companies Act, 2013 have also recently been amended, which pertain to compliance by Indian companies in relation to the issue and allotment of shares on rights or preferential basis. These provisions include a new requirement of obtaining a valuation report from a registered value agency where shares are to be issued on a preferential basis.

National Green Tribunal – New Order

The new order by the National Green Tribunal (“NGT”) which passed on May 4, 2016, may significantly limit the ability of the prospective purchasers to develop the land in the most efficient way, and may significantly affect our ability to dispose of such asset and complete our strategy relating to our plots in Bangalore. The NGT established that the following areas are to be treated as “no construction zones”: (a) In the case of lakes, 75 meters from the periphery of the water body; (b) in the case of primary storm water drains, 50 meters from the edge of such primary storm water drains; (c) in the case of secondary storm water drains, 35 meters from the edge of such secondary storm water drains; and (d) in the case of tertiary storm water drains, 15 meters from the edge of such tertiary storm water drains.

An appeal was filed before the Supreme Court of India objecting to the new NGT order. Accordingly, the impact of the new NGT order cannot be fully determined until the Supreme Court of India adjudicates upon the matter. The issues and the uncertainty arising upon potential implementation of the new NGT order may impede the disposal of our Bangalore plot.

Master Plan

The local authorities have proposed a revised master plan -2031 (provisional) (under the provisions of Section 9 of the Karnataka Town and Country Planning Act, 1961 (the “Act”) for Bangalore under which it is inter alia proposed to change certain regulations pertaining to zoning of the plot which if given effect might adversely affect the development prospects on the plot. The Company being aggrieved by the proposed change was entitled to and has filed the necessary objections with the concerned authorities and believes that the current zoning regulations will be maintained.

The Act does not contemplate any compensation mechanism for persons affected by changes in master plans, as the zoning is supposed to achieve the common good.

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

The Japanese MHLW (Ministry of Health, Labor, and Welfare) with JPAL (Japan Pharmaceutical Affairs Law) also requires company registration and a device license. InSightec obtained a device license in September 2009. In December 2016 a full registration for was received for Essential Tremor.

The Chinese CFDA requires the ExAblate to be registered as high risk as well under the relevant regulatory orders. ExAblate has been registered in the Chinese CFDA since July 2013.

The ExAblate has been registered in Canada’s Food and Drugs Act and Regulations “Health Canada” since August 2013 and from May 2016 a registration for Essential Tremor was received.

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

C.	ORGANIZATIONAL STRUCTURE

Our significant subsidiaries and companies in which we have a significant interest as of the date of this annual report are as follows:

NAME OF COMPANY	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
Plaza Centers N.V.	The Netherlands	44.9	%(1)
Elscint Holdings and Investment N.V.	The Netherlands	100	%(2)
Elbit Medical Technologies Ltd.	Israel	89	%(3)
Elbit Plaza India Real Estate Holdings Limited	Cyprus	50	%(4)(5)
Elbit Ultrasound (Luxemburg) B.V./S.a r.l.	The Netherlands and Luxemburg	100%

(1)	Approximately 42.7% on a fully diluted basis.

(2)	Under liquidation proceedings.

(3)	Approximately 58% on a fully diluted basis.

(4)	We hold 47.5% of the shares in EPI directly, and an additional 47.5% through PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4B – Business Overview – Plots in India.”

(5)	5% of the equity in EPI was allotted to Mr. Avraham (Rami) Goren who served as our former Executive vice chairman of the Board. The shares allotted are entitled to distribution only following their return of Investment of the Company and PC plus agreed interest.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our operational portfolio consists of various freeholds, leaseholds and other tangible assets. For details as to such real estate portfolio, see “Item 4B – Business Overview”. Below we present information regarding certain tangible fixed assets including leasehold properties that do not form part of our operational portfolio, but rather serve as basis for our and our subsidiaries’ offices and management, as of March 31, 2017.

On December 2017, we signed a lease agreement for approximately 121 square meters of space, including parking spaces, for management and administrative purposes in an office building in Petach Tikva, Israel. The annual aggregate rental fee (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) to be paid by us will be approximately NIS 150,000 (approximately $43,000).

PC’s headquarters are located in an office located on Bajcsy-Zsilinszky út, Budapest, Hungary. The rental area is 55 square meter plot. The annual aggregate rental fee (including management fees and index linkage pursuant to the lease agreement, and excluding VAT) to be paid by us will be approximately €26,100 (approximately $31,264) on an annual basis.

On June 29, 2015 Elbit Plaza India Management Services Pvt. Ltd. signed a lease agreement for approximately 70 square meters of office space in Bangalore, Karnataka, India, for its management and administration activities. The term of the lease was until June 14, 2016, and was thereafter renewed by mutual consent of both parties until April 30, 2018. The annual lease payments payable by Elbit Plaza India Management Services Pvt. Ltd. is INR 2,90,400 (approximately $4,470), with an annual increase in the monthly rental fees of 10%.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

To date we operate primarily in the following fields of business:

Medical Industries – through our indirect holdings in two companies which operates in the field of life science: (i) InSightec Ltd. (“InSightec”) - InSightec operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; (ii) Gamida Ltd. (“Gamida”) – Gamida operates in the field of research, development and manufacture of products designated for certain cancer diseases.

Plots in India – we have holdings in plots of land in India which are designated for sale (and which were initially designated for residential projects).

Plots in Eastern Europe initially designated for development of commercial centers - plots in Eastern Europe (and in Greece) held by our subsidiary Plaza Centers N.V. (“PC”) whose business strategy is to no longer develop commercial centers but to dispose its real estate assets at optimal market conditions.

PC’s financial reports for 2017 indicate the existence of a material uncertainty that casts significant doubt about PC’s ability to continue as a going concern.

Following our sale of the Radisson Hotel Complex in Bucharest, Romania, the Company is no longer directly involved in the hotel industry. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of our holdings in the Radisson complex in Bucharest, Romania.”

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

Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.467 to $1.00, the representative exchange rate on December 31, 2017, and we have translated € amounts into U.S. Dollars and NIS at the respective exchange rates of $1.1978 to €1.00 and NIS 4.1526 to €1.00, the representative exchange rates on December 31, 2017.

The following activities affected our operational results for 2015, 2016 and 2017 and may continue to affect our operational results and cash flow in the coming years.

2018

●	On March 22, 2018 we announced that EPI signed a revised agreement for the sale of the SPV which holds a plot in Banglore, India in consideration for approximately EURO 45.8 million. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a plot in Bangalore, India”.

●	On March 15, 2018, we announced the Company’s buy-back plan for our Series H Notes. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Notes Buy-back plan.”

●	On March 12, 2018 we announced that the SEC approved an offer of settlement by the Company regarding concerns of a violations of the books and records and internal accounting controls provisions of the FCPA. See “Item 4- Information on the Company – History and Development of the Company – Recent Events – approval of an Offer of Settlement with the SEC in the matter of Alleged Violations of FCPA”.

●	On March 9, 2018 we announced a buy-back plan for the Company’s Series I Notes. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Note (Series I) Buy-back plan.”

●	On March 9, 2018 we announced that Elbit Medical had made an early repayment of its debt to the Company of approximately NIS 151 million (approximately $ 43.7 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company.”

●	On January 15, 2016, we announced that we signed an agreement to waive any of our rights and interests in a special purpose vehicle which holds a land plot in Kochi, India. The total consideration for us is INR 10 Crores (approximately €1.4 million), which will be paid to us upon the closing of the transaction. On March 20, 2018 we announced that the long stop date will be extended to June 30, 2018. See “Item 4 - Information on the Company – Business Overview – Plots in India – Additional information in respect of the Kochi project.”

2017

●	On December 18, 2017 we announced the completion of the transaction for the sale of our rights in the Radisson Hotel Complex in Bucharest, Romania. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of our holdings in the Radisson Hotel Complex in Bucharest, Romania.”

●	On November 21, 2017 we announced that PC has completed the sale of the Torun Plaza shopping and entertainment center in Poland (the “Project”) to a private investment fund for a purchase price reflecting a total forecasted value for the Project of Euro 70.6 million (approximately $ 84 million). See “Item 4- Information on the Company – History and Development of the Company – Recent Events – Sale of Torun Plaza”.

●	On October 2, 2017 we announced that PC’s has concluded the transaction with an international investor, NEPI Rockcastle. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of land plot in Budapest, Hungaria.”

●	On September 27, 2017, we announced that the district court in Israel approved in principle a settlement with the plaintiffs in a November 1999 claim initiated against us and certain other third parties, including former directors of the Company and Elscint Ltd. (our former subsidiary), in connection with the change of control of our Company and Elscint and the acquisition of the hotel businesses and the Arena Commercial Center in Israel by Elscint in September 1999 from Europe Israel (our former controlling shareholder) (Gadish et al v. Elscint et al). This lawsuit was later certified in part as a class action. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Gadish Settlement”.

●	On August 31, 2017, we announced, in further to our announcement dated June 21, 2017, regarding the sale of Toruń Plaza commercial center in Poland, that the completion of the transaction has been postponed and is now expected to conclude in the fourth quarter of this year.

●	On August 7, 2017, we announced that PC has completed the sale of a plot in Timisoara, Romania, for €7.25 million and a plot in Constanta, Romania, for €1.3 million. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Completing the sale of plots in Timisoara and Constanta, Romania, by PC”.

●	On March 2, 2017, we announced that PC completed the sale of Belgrade Plaza shopping and entertainment center, to a subsidiary of BIG Shopping Centers Ltd. On September 14, 2017 we announced that Plaza has received a further payment of €13.4 million from the Purchaser. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Belgrade Plaza Commercial Center”.

●	On February 1, 2017, we announced that PC completed the sale of Suwałki Plaza shopping and entertainment center in Poland to an investment fund for €42.3 million (approximately $45 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Suwalki Plaza Commercial Center.”

2016

●	On December 6, 2016, we announced that PC has acquired a bank loan of approximately €10 Million (approximately $10.5 million), which is held against PC’s plot in Romania, for a total consideration of €1.35 million (approximately $1.43 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events –“Acquiring bank loan for PC’s plot in Romania.”

●	On December 6 , 2016, we announced, that we and Klepierre S.A. (“Klepierre”) reached a settlement relating to the International Court of Arbitration’s ruling on July 7, 2016, with respect to a transaction agreement between the parties, according to which PC is liable for an indemnification claim totaling approximately €2 million (approximately $2.1 million), including costs arising from the legal process. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Klepierre Settlement.”

●	On December 1, 2016, we announced the proposed amendments to the Restructuring Plan of PC, that the holders of PC Notes have approved the proposed amendments by the required majorities. See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Amendment of the Restructuring Plan of PC.”

●	On September 15, 2016 we announced that PC completed the sale of Riga Plaza shopping and entertainment center in Riga, Latvia, to a global investment fund. The agreement reflects a value for the business of €93.4 million (approximately $98.6 million) (reflecting 100%). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Riga Plaza Center.”

●	On September 14, 2016 we announced that it completed the sale of the shares in Zgorzelec Plaza commercial Center in Poland. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Debt Repayment and Sale of Zgorzelec Plaza Commercial Center.”

●

On June 1, 2016 and August 18, 2016, we approved two new programs to repurchase up to NIS forty (40) million (approximately $10.4 million) and NIS 50 million (approximately $13.3 million), respectively of the Notes, which are traded on the Tel Aviv Stock Exchange. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Notes Repurchase Program.”

●	On August 2, 2016, we announced that an Indian subsidiary (“SPV”) signed a Joint Development Agreement (“JDA”) relating to its 74.7 acre plot in Chennai, India. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement with respect to our plot in Chennai, India”.

●	On August 1, 2016, we announced that we received from the ILA an amount of approximately NIS 7 million following the termination of our lease agreement with respect to a plot near Tiberius, Israel. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Termination of Lease Agreement – Plot in Tiberius”.

●	On June 29, 2016, we announced that PC completed the sale of the MUP plot and related real estate in Belgrade, Serbia, for €15.75 million (approximately $16.6 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Belgrade, Serbia”.

●	On June 28, 2016, we announced that PC signed an agreement for the sale of a 20,700 square meters Plot of land in Lodz, Poland, to a residential developer, for €2.4 million. See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Lodz, Poland”.

●	On March 31, 2016, we announced that PC has completed the sale of its subsidiary holding Liberec Plaza, a shopping and entertainment center in the Czech Republic, for €9.5 million (approximately $10 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Liberec Plaza Commercial Center”.

2015

●	On December 15, 2015, we announced, that our subsidiaries, S.C. Bucuresti Turism S.A. (“BUTU”) and Plaza Centers N.V. (“PC”) have signed a transaction for the sale of the Cina property in Bucharest, Romania in consideration for €4 million. The expected net proceeds, after related taxes and transaction costs, is approximately €2.26 million for Plaza and approximately €1.3 million for BUTU.

●	On November 4, 2015, we announced that we successfully closed a transaction for sell of Elbit Medical shares. At closing, we sold and transferred 41,000,000 Elbit Medical Shares (the “Sold Shares”) to a third party (the “Purchaser”).

●	In September 2015, we announced that our subsidiary EPI obtained a commitment for the purchase of the Chennai, India project which was due to be completed by January 15, 2016 (the “Long Stop Date”) for a total net consideration of INR 167 Crores (approximately €23 million). In line with the sale transaction agreement, since the local Indian partner (the “Partner”) failed to complete the transaction by the Long Stop Date, EPI exercised its right and received the Indian partner’s 20% holdings in the Indian company, Kadavanthara Builders Private Limited.

●	On September 29, 2015, we announced that PC won a tender to buy the loan in respect of the Liberec Plaza commercial center in the Czech Republic. The €20.4 million bank loan was granted by two commercial banks which PC has agreed to buy for €8.5 million reflecting a discount of 58%.

●	On June 11, 2015, we announced that we closed the Share Purchase Agreement with Astrid JV Sarl with regards to the sale of our entire (100%) holdings in our wholly owned subsidiary which owns and operates our hotels in Antwerp, Belgium. The asset value reflected in the transaction was approximately €48 million for both hotels subject to working capital and other adjustments as specified in the agreement. The total net consideration paid to the Company’s wholly owned subsidiary, following the repayments of the target’s banks loan, and the aforementioned adjustments, was approximately €27 million.

●	On May 13, 2015, we announced that PC reached an agreement to sell Koregaon Park Plaza the retail, entertainment and office scheme located in Pune, India for approximately INR 250 crore. The net cash proceeds (after repayment of the related bank loan, other liabilities and transaction costs) from the sale were INR 51.6 crore (approximately EURO 11 million].

●	On February 18, 2015, the shareholders of our subsidiary Bucuresti Turism S.A. (“BUTU”), whose shares were traded on the RASDAQ market, resolved, amongst other things, that BUTU will not take the necessary legal actions for the shares issued by it to be admitted for trading on a regulated market or to be listed on an alternate trading system. Our subsidiary which is the direct owner of the shares in BUTU voted in favor of the above resolution. On June 9, 2015, we announced that shareholders holding 21.48% of BUTU exercised their right to withdraw from BUTU. The total amount paid by BUTU for such withdrawal requests is approximately €13.9 million. An amount of €2 million was financed by BUTU from its own resources and the remainder in the amount of approximately €11.9 million was financed by us through a shareholder loan granted to BUTU. Following the expiration of the withdrawing term and following the payment of the aforesaid amount to the withdrawing shareholders, BUTU was delisted from the RASDAQ and all the shares acquired by BUTU during the delisting process were cancelled and the share capital of BUTU was decreased accordingly. Following the share capital decrease, we hold (indirectly) approximately 98% of BUTU’s share capital.

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

For special assumption see note 4B, and note 4C(1)(e) to our consolidated financial statements included elsewhere in this report.

Litigation and other contingent liabilities

We are involved in litigation, tax assessments and other contingent liabilities in substantial amounts including class actions concerns of a violation of the FCPA and potential legal proceedings (see note 4(C)(1), 13A and note 13B to our consolidated financial statements included elsewhere in this report). We recognize a provision for such litigation when it is probable that we will be required to settle the obligation, and the amount of the obligation can be reliably estimated. We evaluate the probability and outcome of such litigation based on, among other factors, legal opinions and consultation, and past experience. The outcome of such contingent liabilities may differ materially from management’s estimation. We periodically evaluate these estimations and makes appropriate adjustments to the provisions recorded in the consolidated financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the consolidated financial statements. In rare circumstances, when the case is unique, complicated and involves prolong and uncommon proceedings, we cannot reliably predict the outcome of said case.

Accounting for income taxes

The calculation of our tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which we operate and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner different than that which we adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax liabilities may be significantly increased. In calculating deferred taxes, we are required to evaluate: (i) the probability of the realization of our deferred income tax assets against future taxable income, and (ii) the anticipated tax rates in which our deferred taxes would be utilized.

Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the ongoing construction activities, and result from obligations we have towards third parties such as banks and municipalities. Our management is required to provide estimations regarding risks evolving from penalties that we may have to settle. In addition, our operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances we are required to determine whether the building permits we obtain have not yet expired. It may occur that building permits have expired which might impose on us additional costs and expenses, or delays, and may even cause us to abandon projects under construction. For additional information see also note 4(C) (1) to our consolidated financial statements included elsewhere in this report.

Fair value of hotel

Our fair value of the Radisson Hotel Complex is determined based upon the discounted cash flows (“DCF”) approach. The assumptions underlying this model, as well as the ability to support them by means of objective and reasonable market benchmarks so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the hotels. The predominant assumptions that may cause substantial changes in the fair value are: the capitalization rate, exit yield rate, the expected net operating income of the hotel (which is mainly affected by the expected average room rate and the occupancy rate as well as the level of operational expenses of the hotels) the level of refurbishments reserve and the capital expenditures that need to be invested in the hotel. Our fair value of the Radisson Hotel Complex is performed by independent appraisals with a local knowledgeable in the hotels business.

Critical judgment in applying accounting policies

De facto Control

As for December 31, 2017 and 2016, we held approximately 44.9% of PC’s share capital; DK hold approximately 26.3% of PC’s share capital and the rest is widely spread through the public. We are of the opinion that based on the absolute size of our holdings, the relative size of the other shareholdings and due to the fact that PC’s directors are appointed by a regular majority in PC’s general meeting of shareholders, we have a sufficiently dominant voting interest to meet the power criterion, therefore we have de facto control over PC.

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

Presentation method of financial statements

We are involved in investments in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “single-step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. We also believe that our operating expenses should be classified by a function of: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

PC’s strategy in respect of its commercial centers was to dispose of the commercial centers upon completion, subject to certain exceptions. However, as of this date of this report, PC’s strategy is to solve existing bureaucratic or legal issues and dispose its real estate assets. The Group is unable to clearly identify its actual operating cycle with respect to trading property. Under such circumstances, we decided to utilize for accounting reporting purposes an assumed operating cycle of 12 months. Revenues from these commercial centers are mainly derived from their disposal to third parties, while until a disposal occurs we collect rental income from our completed commercial centers. Therefore, rental income from commercial centers (from the first day of their operations until the sale thereof) may not be sustainable in the future upon PC selling the commercial centers as part of its business cycle.

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

All of the hotel’s results are presented as discontinued operations. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of our holdings in the Radisson complex in Bucharest, Romania”.

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

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2017, 2016 and 2015:

	Year ended December 31
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$’000
	(Except for per-share data)
Revenues and gains
Revenues
Revenues from sale of commercial centers	782,829	126,019	200,078	225,794
Total revenues	782,829	126,019	200,078	225,794
Gains and other
Rental income from Commercial centers	31,997	66,417	83,849	9,229
Gain from sale of investees	-	-	6,712	-
Total gains	31,997	66,417	90,561	9,229
Total revenues and gains	814,826	192,436	290,639	235,023
Expenses and losses
Commercial centers	805,523	159,806	290,360	232,369
General and administrative expenses	14,930	10,257	16,678	4,306
Share in losses of associates, net	20,202	54,313	42,925	5,827
Financial expenses	112,296	124,354	207,721	32,390
Financial income	(1,811)	1,056	(2,154)	(522)
Change in fair value of financial instruments measured at fair value through profit and loss	-	(2,707)	2,568	-
Write-down, charges and other expenses, net	101,120	162,318	99,292	29,166
	1,052,360	509,397	(657,390)	303,536
Profit (loss) before income taxes	(237,534)	(316,961)	(366,751)	(68,513)
Income taxes expenses (tax benefits)	11,244	3,020	(4,402)	3,243
Profit (loss) from continuing operations	(248,778)	(319,981)	(371,153)	(71,756)
Profit (loss) from discontinued operations, net	(152,903)	7,913	56,231	(44,102)
Profit (loss) for the year	(401,681)	(312,068)	(314,922)	(115,858)

	Year ended December 31
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 1 7
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$’000
	(Except for per-share data)

Attributable to:
Equity holders of the Company	(338,034)	(194,830)	(186,150)	(97,500)
Non-controlling interest	(63,647)	(117,238)	(128,772)	(18,358)
	(401,681)	(312,068)	(314,922)	(115,858)

Profit (loss) from continuing operations
Equity holders of the Company	(185,132)	(202,724)	(242,709)	(53,398)
Non-controlling interest	(63,647)	(117,257)	(128,463)	(18,358)
	(248,779)	(319,981)	(371,172)	(71,756)

Profit (loss) from discontinued operation, net
Equity holders of the Company	(152,903)	7,893	56,540	(44,102)
Non-controlling interest	-	20	(309)	-
	(152,903)	7,913	56,231	(44,102)

Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:

From continuing operation	(20.14)	(22.05)	(21.73)	(5.80)
From discontinued operations	(16.64)	0.85	1.48	(4.80)
	(36.78)	(21.20)	(20.25)	(10.60)
Diluted earnings (loss) per share:
From continuing operation	(20.14)	(22.05)	(21.73)	(5.80)
From discontinued operations	(16.64)	0.85	(1.48)	(4.80)
	(36.78)	(21.20)	(20.25)	(10.60)

2017 compared to 2016

Income - Revenues and Gains

Total income (revenues and gains) in 2017 amounted to NIS 815 million ($235 million), compared to NIS 192 million in 2016.

Total revenues in 2017 amounted to NIS 783 million ($225 million), compared to NIS 126 million in 2016. The decrease is mainly attributable to:

(i)	Revenues from the sale of commercial centers amounted to NIS 783 million ($225 million) in 2017 compared to NIS 126 million in 2016. Our revenues in 2017 were attributable to the consummations of transactions for the sale of Salwaki Plaza, Torun Plaza, Sport star Plaza and Timisoara plaza in Poland , Constanta Plaza in Romania, Shumen Plaza in Bulgaria and Arena Plaza Extension in Hungary. In 2016, such revenues were attributable to the sale of the Liberec Plaza in the Czech Republic in Serbia, Romania and Poland.

(ii)

Total gains in 2017 amounted to NIS 32 million ($9 million), compared to NIS 66 million in 2016.

The decrease of total gains in 2017 compared to those in 2016, mainly attributable to Rental income from commercial centers as a result of selling the commercial centers as detailed above.

Expenses and losses

Our expenses and losses in 2017 amounted to NIS 1,052 million ($303 million), compared to income NIS 509 million in 2016. Set forth below is an analysis of our expenses and losses:

(i)	Expenses of commercial centers amounted to NIS 805 million ($232 million) in 2017, compared to NIS 160 million in 2016. Such increase was mainly attributable to: (i) an increase in the amount of NIS 659 million in the cost of trading property sold, that was partially offset by. (ii) a decrease in operational expenses of commercial centers in the amount of NIS 8 million mainly due to the sales of the commercial centers during 2016 and 2017.

(ii)	General and administrative expenses increased to NIS 15 million ($4 million) in 2017, compared to NIS 10 million in 2016. The increase was mainly attributable to additional costs incurred by the Company due to the delay in filling of the Company's annual financial statements for December 31, 2016 and the replacement of its auditors.

(iii)	Share in losses of associates, net decreased to NIS 20 million ($6 million) in 2017, compared to NIS 54 million in 2016. The decrease is mainly attributable to the Company's share in InSightec's losses and in Gamida's losses of which were taken in 2017 only in amounts that set the investments in InSightec and Gamida into zero.

(vi)

Financial expenses decreased to NIS 112 million ($32 million) in 2017, compared to NIS 124 million in 2016. Such decrease of approximately NIS 12 million is mainly due to the followings:

a.           Decrease in loss from foreign currency exchange rates and other in the amount of NIS 23 million ($7 million). The exchange rate losses are mainly attributable to the effect of the variation in the exchange rate between the € and NIS on the PC Notes, which are recorded in NIS and are measured in €, as well as a decrease in the level of debt due to repayment of notes and on the company € loans which are recorded in € and are measured in NIS.

b.           Decrease in the interest and CPI-linked expenses in the amount of NIS 67 million ($19 million) which was mainly attributable to a decline in PC debt due to the realization of assets and the repayment of loans in respect thereof, as well as early repayments of notes. Off set by:

c.           In 2016 there was Gain from a buyback of bank loans and Notes (as mention above) in the amount of NIS 78 million.

(vii)	Write-down, charges and other expenses, net, decreased to NIS 101 million ($29 million) in 2017, compared to NIS 162 million in 2016. The write-down was mainly attributable to the write-down in PC’s trading property in Eastern Europe and India in the amount of NIS 90 million ($26 million) in 2017 compared to NIS 190 million in 2016. The following table provides information in respect of the write-down of the trading property in each of the years ended on December 31, 2017 and 2016:

	Year ended December 31
	2017	2016
	(In thousand NIS)
Project name (City, Country)

Non-Operational:
Chennai (Kadavantara, India)	7,879	24,564
Banglore (Ayyas, India)	35,178	-
Helios Plaza (Athens, Greece)	-	2,992
Lodz Plaza (Lodz, Poland)	4,983	1,618
Krusevac (Krusevac, Serbia)	1,661	809
Casa radio (Bucharest, Romania)	40,305	130,376
Constanta (Constanta, Romania)	-	3,445
Ciuc (Ciuc, Romania)	-	3,842
Timisoara (Timisoara, Romania)	-	10,514
Lodz residential (Lodz, Poland)	415
Kielce (Kielce, Poland)	-	4,448
BAS (Romania)	-	3,235
Arena Plaza extention (Budapest, Hungary)	336	3,749
Others	-	-
	90,757	189,592

	90,757	189,592

The above expenses for 2016 were offset by income of NIS 35 million which was attributable mainly to firstly consolidation of the Bangalore project in India.

As a result of the foregoing factors, we recognized a loss before income tax in the total amount of NIS 238 million ($68.6 million) in 2017, compared to loss before income tax in the total amount of NIS 317 in 2016.

Income taxes expenses amounted to 11 million ($3 million) related to previous years in 2017 compared NIS 3 million in 2016.

The above resulted in a loss from continuing operations in the amount of NIS 249 million ($72 million) in 2017, compared to a loss from continuing operations in the amount of NIS 320 million in 2016.

Loss from discontinued net operation amounted to NIS 153 ($44 million) in 2017 compared profit from discontinued net operation amounted to NIS 8 million in 2016. The loss in 2017 was attributable mainly to realization of foreign currency translation reserves to profit and loss in the total amount of NIS 213 million .The discontinued operations was attributable to our former hotel operations.

The above resulted in a loss of NIS 402 million ($116 million) in 2017, of which a loss of NIS 338 million ($97 million) was attributable to our equity holders and a loss in the amount of NIS 64 million ($18 million) was attributable to the non-controlling interest. Loss of NIS 312 million in 2016, of which a loss of NIS 195 million was attributable to our equity holders and a loss in the amount of NIS 117 million was attributable to the non-controlling interest.

The deficit in the shareholders’ equity attributable to our equity holder as of December 31, 2017 amounted to NIS 194 million ($56 million). Our total deficit in the shareholder equity as of December 31, 2017 amount to NIS 149 million ($43 million).

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2017 (in NIS million):

Segment	Commercial Centers	Medical Industries	India plots	Other and Allocations	Total
Revenues	783	117	-	(117)	783
Rental income from commercial centers	32	-	-	-	32
Total revenues and gains	815	117	-	(117)	815
Costs and expenses	806	252	-	(252)	806
Other expenses (income), net	46	-	56		102
Segment profit (loss)	(37)	(135)	(56)	135	(93)
Financial (expenses) income, net	(5)	-	-	-	(5)
Share in losses of associates, net	-	(15)	-	(5)	(20)
Unallocated general and administrative expenses					(15)
Unallocated other expenses					(1)
Unallocated financial expenses					(107)
Financial income					(2)
Changes in fair value of financial instruments measured at FVTPL					-
Loss before income taxes					(238)
Income taxes					(11)
Loss from continuing operations					(249)
Income from discontinued operation					(153)
Loss for the year					(402)

2016 compared to 2015

Income - Revenues and Gains

Total income (revenues and gains) in 2016 amounted to NIS 192 million, compared to NIS 290 million in 2015.

Total revenues in 2016 amounted to NIS 126 million, compared to NIS 200 million in 2015. The decrease is mainly attributable to:

(i)	Revenues from the sale of commercial centers amounted to NIS 126 million, in 2016 compared to NIS 200 million in 2015. Our revenues in 2016 were attributable to consummations of transaction for the sale of the Liberec Plaza in Czech Republic center and plots in Serbia, Romania and Poland. In 2015, such revenues were attributable to sale of Koregon commercial center in India and plots in Romania and Poland.

(iii)	Total gains and other in 2016 amounted to NIS 66 million, compared to NIS 84 million in 2015. Set forth below is an analysis of our gains and other:

a.	Rental income from commercial centers decreased to NIS 66 million, in 2016 compared to NIS 84 million in 2015, mainly as a result of: selling the Koregaon Park commercial center in May 2015, the Liberece Plaza commercial center in March 2016 and the sell to the bank of the Zgorzelec Plaza commercial center in September 2016.

b.	Gain from a sale of investee companies decreased to nil in 2016, compared to NIS 7 million in 2015. The gain in 2015 is attributable to the closing of Gamida’s investment rounds with Novartis, as described above.

Expenses and losses

Our expenses and losses in 2016 amounted to NIS 509 million, compared to income NIS 657 million in 2015. Set forth below is an analysis of our expenses and losses:

(i)	Expenses of commercial centers amounted to NIS 160 million in 2016, compared to NIS 290 million in 2015. Such decrease was mainly attributable to (i) decrease in the amount on NIS 115 million in the cost of trading property sold. (ii) Decrease in operational expenses of commercial centers in the amount of NIS 15 million mainly due to the sale Liberece Plaza and Zgorzelec Plaza commercial centers during 2016 and the Koregaon Park commercial center during 2015.

(iii)	General and administrative expenses decreased to NIS 10 million in 2016, compared to NIS 17 million in 2015. The decrease was mainly attributable to the efficiency measures taken to reduce the general and administrative costs in our headquarters.

(iv)	Share in losses of associates, net increased to NIS 54 million in 2016, compared to NIS 43 million in 2015. The increase is mainly attributable to the sale of PC’s 50% shareholding in in the commercial center in Riga, Latvia in September, 2016.

(v)	Financial expenses decreased to NIS 124 million in 2016, compared to NIS 208 million in 2015. Such decrease of approximately NIS 84 million is explained mainly by follows:

a.	Gain from a buyback of bank loans and Notes (as mention above) in 2016 in the amount of NIS 78 compared to NIS 55 gain in 2015;

b.	Decrease in interest and CPI-linked expenses in our headquarters of NIS 16 million as a result of the decrease in the level of our corporate debts following partial repayment of bank loan and buyback of debenture.

c.	Decrease in loss from foreign currency translation exchange and other in the amount of NIS 44 million. The exchange rate losses are mainly attributable to the effect of the variation in the exchange rate between the € and NIS on the PC Notes, which are recorded in NIS and are measured in €.

d.	Decrease in the interest and CPI-linked expenses of PC in the amount of NIS 10 million which was mainly attributable to capitalization of finance expenses on qualified asset and decrease in PC’s interest on bank loans due to the sale of commercial centers during 2016 and 2015;

(vi)	Losses from changes in fair value of financial instruments (including derivatives, embedded derivatives and marketable securities) amounted to NIS 3 million in 2016 compared to gain in the amount of NIS 5 in 2015.

(vii)	Write-down, charges and other expenses, net, increased to NIS 162 million in 2016, compared to NIS 99 million in 2015. The write down was mainly attributable to the write-down in PC’s trading property in Eastern Europe and India in the amount of NIS 196 million in 2016 compared to NIS 87 million in 2015. The following table provides information in respect of the write down of the trading property in each of the years ended on December 31, 2016 and 2015:

	Year ended December 31
	2 0 1 6	2 0 1 5
	(In thousand NIS)
Project name (City, Country)

Operational:
Koregaon Park (Pune, India)	-	6,547
Zgorzelec (Zgorzelec, Poland)	-	6,233
Liberec (Liberec, Czech Republic)	-	26,466
	-	39,246
Non-Operational:
Chennai (Kadavantara, India)	24,564	-
Helios Plaza (Athens, Greece)	2,992	1,913
Sportstar Plaza Visnjicka (Belgrade, Serbia)	-	(23,814)
Lodz Plaza (Lodz, Poland)	1,618	9,460
Krusevac (Krusevac, Serbia)	809	3,401
Casa radio (Bucharest, Romania)	130,376	36,139
Constanta (Constanta, Romania)	3,445	1,701
Ciuc (Ciuc, Romania)	3,842	-
Timisoara (Timisoara, Romania)	10,514	1,110
Lodz residential (Lodz, Poland)	-	9,070
Kielce (Kielce, Poland)	4,448	723
BAS (Romania)	3,235	-
Arena Plaza extention (Budapest, Hungary)	3,749	5,323
Others	-	2,716
	189,592	47,742

	189,592	86,988

The above expenses for 2016 were offset by income of NIS 32 million which was attributable mainly to firstly consolidation of the Bangalore project in India.

As a result of the foregoing factors, we recognized a loss before income tax in the total amount of NIS 317 million in 2016, compared to loss before income tax in the total amount of NIS 367 in 2015.

Income taxes expenses amounted to 3 million in 2016 compared to tax benefits amounted to NIS 6 million in 2015.

The above resulted in a loss from continuing operations in the amount of NIS 319 million in 2016, compared to a loss from continuing operations in the amount of NIS 371 million in 2015.

Profit from discontinued net operation amounted to NIS 8 million in 2016, compared to loss from discontinued net operation amounted to NIS 56 million in 2015. In 2016 the discontinued operations was attributable to our former hotel operations. In 2015, the discontinued operations was attributable to our former Mango operational hotel operations.

The above resulted in a loss of NIS 312 million in 2016, of which a loss of NIS 195 million was attributable to our equity holders and a loss in the amount of NIS 117 million was attributable to the non-controlling interest. Loss of NIS 315 million in 2015, of which a loss of NIS 186 million was attributable to our equity holders and a loss in the amount of NIS 129 million was attributable to the non-controlling interest.

The deficit in the shareholders’ equity attributable to our equity holder as of December 31, 2016 amounted to NIS 88 million. Our total shareholder equity as of December 31, 2016 amount to NIS 49 million.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2016 (in NIS million):

Segment	Commercial Centers	Medical Industries	India plots	Other and Allocations	Total
Revenues	126	96	-	(96)	126
Rental income from commercial centers	84	-	-	(18)	66
Total revenues and gains	210	96	-	(114)	192
Costs and expenses	174	216	-	(230)	160
Other expenses (income), net	171	-	(9)	-	162
Segment profit (loss)	(135)	(120)	9	116	(130)
Financial (expenses) income, net	60	-	-	-	60
Share in losses of associates, net	-	(8)	-	(46)	(54)
Unallocated general and administrative expenses					(10)
Unallocated other expenses					(1)
Unallocated financial expenses					(185)
Financial income					(1)
Changes in fair value of financial instruments measured at FVTPL					3
Loss before income taxes					(317)
Income taxes					(3)
Loss from continuing operations					(320)
Income from discontinued operation					8
Loss for the year					(312)

B.	Liquidity and Capital Resources

General

Our capital resources include the following: (a) proceeds from sales of trading property and real estate assets subject to market condition (b) lines of credit obtained from banks, and others; (c) proceeded from sales of shares in the Group held companies in the medical field (d) available cash and cash equivalents.

Such resources are generally used for the following purposes:

(i)	Interest and principal payments on the notes and loans (including purchase of our debts); and

(ii)	Payment of general and administrative expenses;

See ” - Overview” above for information on the major transactions and events carried out by us in 2015, 2016 and 2017, which resulted in material changes in our liquidity and capital resources.

Liquidity

PC's strategy in respect of its commercial centers was to dispose of the commercial centers upon completion, subject to certain exceptions. However, as of this date of this report, PC's strategy is to solve existing bureaucratic or legal issues and dispose its real estate assets. Therefore, we do not foresee significant investments by us in the development of our real estate business in the years to come. Our medical business, however, require a substantial amount of cash in order to finance their R&D and other expenses. The major source to finance these operations will be by means of equity financing by other shareholders in these companies (both existing and new shareholders) while we will consider to partially participate (through our subsidiary – Elbit Medical) in these rounds subject to our cash resource at the that time as well as other factors.

The followings list describes major transactions and events in 2017, 2016 and 2015, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

●	On March 22, 2018 we announced that EPI signed a revised agreement for the sale of the SPV which holds a plot in Banglore, India in consideration for approximately EURO 45.8 million. See "Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a plot in Bangalore, India".

●	On March 12, 2018 we announced that the SEC approved an offer of settlement that was submitted to it by the Company regarding concerns of a violations of the books and records and internal accounting controls provisions of the FCPA. See "Item 4- Information on the Company – History and Development of the Company – Recent Events - Approval of an offer of Settlement with the SEC in the matter of Alleged Violations of FCPA"
●	On February 2018 Elbit Medical completed a public offering of a new series of notes. The trust deed of the notes includes, inter alia, provisions prohibiting Elbit Medical from distributing dividends until full repayment of the notes, unless it deposit in the trust account sums in the amount of the outstanding balance of the notes.

●	On February 28, 2018 our Board of Directors approved a new plan for the repurchase of the Company's Series I Notes, for a total consideration of up to NIS 50 million (approximately $ 14.3 million). On March 9, 2018 we announced that the Company's buy-back plan for its Series I Notes, approved by the Board of Directors on February 28, 2018, had been completed in the total amount of NIS 49 million. See "Item 4- Information on the Company – History and Development of the Company – Recent Events – Notes Buy-back plan"

●	On February 19, 2018 we announced that Elbit Medical completed a public offering of NIS 180 par value notes convertible into ordinary shares of Elbit Medical and secured by a pledge on a portion of Elbit Medical's holdings in InSightec and Gamida. The proceeds (in the amount of NIS 180 million were mainly used by Elbit Medical to repay its debt to the Company in the amount of approximately NIS 150 million. See "Item 4- Information on the Company – History and Development of the Company – Recent Events – Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company"

●	On January 17, 2018, we announced that the district court in Israel granted its final approval to a settlement with the plaintiffs in a November 1999 claim initiated against us and certain other third parties, including former directors of the Company and Elscint Ltd. (our former subsidiary), in connection with the change of control in our Company and in Elscint and the acquisition of the hotel businesses and the Arena Commercial Center in Israel by Elscint in September 1999 from Europe Israel (our former controlling shareholder) (Gadish et al v. Elscint et al). See "Item 4- Information on the Company – History and Development of the Company – Recent Events - Gadish Settlement".

73

2017

●	On December 19, 2017, we announced that we completed the sale of our holdings in a SPV that held the Radisson Hotel Complex in Bucharest, Romania based on a property value of Euro 169.2 million so that the net proceeds received by the SPV was approximately Euro 81 million. €8 million were deducted from the net proceeds as it was used to finance a vendor loan which has been provided by the SPV to the purchaser for a period of three years, bearing interest at a rate of 5% per annum. See "Item 4 - Information on the Company – History and Development of the Company – Recent Events Sale of our holdings in the Radisson complex in Bucharest, Romania"

●	On August 7, 2017, we announced that PC has completed the sale of a plot in Timisoara, Romania, for €7.25 million (approximately $7.65 million) and a plot in Constanta, Romania, for €1.3 million (approximately $1.37 million). See "Item 4- Information on the Company – History and Development of the Company – Recent Events – Completing the sale of plots in Timisoara and Constanta, Romania, by PC"

●	On November 21, 2017 we announced that PC has completed the sale of the Torun Plaza shopping and entertainment center in Poland (the “Project”) to a private investment fund for a purchase price reflecting a total forecasted value for the Project of Euro 70.6 million (approximately $ 84 million). See "Item 4- Information on the Company – History and Development of the Company – Recent Events –Sale of Torun Plaza".

●	On October 2, 2017 PC's subsidiary concluded a transaction with an international investor, NEPI Rockcastle (the "Buyer"), regarding the termination of land use rights and a preliminary easement agreement which created certain easement rights over the Arena Plaza plot. In consideration for the net sum of EUR 2.5 million (NIS 10.4 million) and recorded revenue in the amount of EUR 2.5 million (NIS 10.4 million). See "Item 4- Information on the Company – History and Development of the Company – Recent Events – Sale of Land plot in Budapest, Hungary"

●	On March 2, 2017 we announced that PC has completed the sale of Belgrade Plaza commercial center to BIG Shopping Centers Ltd. See "Item 4- Information on the Company – History and Development of the Company – Recent Events – Sale of Belgrade Plaza commercial center"

●	On February 1, 2017, we announced that PC completed the sale of Suwałki Plaza shopping and entertainment center in Poland to an investment fund for € 42.3 million (approximately $45 million). PC received approximately €17 million (approximately $18 million) net cash, after the repayment of the bank loan, and other working capital adjustments. See "Item 4- Information on the Company – History and Development of the Company – Recent Events - Sale of Suwałki Plaza commercial center".

74

2016

During 2016 PC has executed transactions for the sale of plots to third parties in Poland and Romania for the total amount of approximately €4 million ($4 million).

●	On December 6, 2016, PC has acquired a bank loan of approximately €10 Million (approximately $10.5 million), which is held against PC’s plot in Brasov, Romania, for a total consideration of €1.35 million (approximately $1.4 million). See "Item 4 – Information on the Company - History and Development of the Company -Recent Events – Acquiring bank loan for PC’s plot in Brasov, Romania”.

●	On December 1, 2016, the holders of PC Notes have approved a proposed amendments to the restructuring plan of PC. See “Item 4 – Information on the Company - History and Development of the Company -Recent Events - Amendment of the Restructuring Plan of PC”.

●	On September 15, 2016 PC completed the sale of Riga Plaza shopping and entertainment center in Riga, Latvia, to a global investment fund. See “Item 4 – Information on the Company - History and Development of the Company -Recent Events – Sale of Riga Plaza Center”.

●	On September 14, 2016 PC completed the sale of the shares in Zgorzelec Plaza commercial center in Poland. See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Sale of Zgorzelec Plaza Commercial Center”.

●	On June 1, 2016 and August 18, 2016, we approved two new programs to repurchase up to NIS forty (40) million (approximately $10.4 million) and NIS 50 million (approximately $13.3 million), of our Notes. See "Item 4 – Information on the Company – History and Development of the Company – Recent Events – Notes Repurchase Program”.

●	On August 2, 2016, a subsidiary of EPI (“SPV”) signed a Joint Development Agreement relating to the Chennai, India project, owned 100% by EPI. See "Item 4 – Information on the Company – History and Development of the Company – Recent Events –Joint Development Agreement with respect to our plot in Chennai, India”.

●	On August 1, 2016, we received from the Israeli Land Administration an amount of approximately NIS 7 million (approximately $2 million) following the termination of our lease agreement with respect to a plot near Tiberius, Israel. See "Item 4 – Information on the Company – History and Development of the Company – Recent Events – Termination of Lease Agreement – Plot in Tiberius”.

●	On June 30, 2016, PC has signed a Debt Repayment Agreement (“DRA”) with the financing bank (the “Bank”) of Zgorzelec Plaza commercial Center in Poland. As part of the DRA, PC paid of €1.1 million ($1.2 million) (in escrow) to the financing bank of the commercial Center. The DRA stated that PC is obliged to make its best effort and cooperate with the Bank in trying to sell Zgorzelec Plaza commercial Center. Simultaneous with this, the financing bank will seek a third party to be an appointed shareholder to purchase the shares of Zgorzelec Plaza commercial Center for €1.

●	On June 29, 2016, PC completed the sale of its wholly owned subsidiary, which holds the “MUP” plot and related real estate in Belgrade, Serbia, for €15.75 million (approximately $15.8 million). See "Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Belgrade, Serbia”.

●	On June 28, 2016, PC signed an agreement for the sale of a 20,700 square meters plot of land in Lodz, Poland, to a residential developer, for €2.4 million (approximately $2.5 million). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Lodz, Poland”.

●	On June 21, 2016, PC signed a €42.5 million loan agreement to support the development of Belgrade Plaza (Visnjicka) in the Serbian capital, Belgrade, from a consortium of banks led by the Hungarian bank OTP Bank Plc. As for the sale of Belgrade Plaza and the repayment of the loan agreement.

●	On March 31, 2016, PC has completed the sale of its subsidiary holding Liberec Plaza, a shopping and entertainment center in the Czech Republic, for €9.5 million ($10 million).

2015

●	On June 11, 2015, we announced that we closed the Share Purchase Agreement with Astrid JV Sarl with regards to the sale of our entire (100%) holdings in our wholly owned subsidiary which owns and operates our hotels in Antwerp, Belgium. For more information see our Forms 6-K filed on May 10, 2015 and June 11, 2015 and see “Item 5 – Operating and Financial Review and Prospects – 2015”.

●	On May 13, 2015, we announced that PC reached an agreement to sell Koregaon Park Plaza the retail, entertainment and office scheme located in Pune, India for approximately INR 250 crore. See “Item 5 – Operating and Financial Review and Prospects – 2015”.

The following table sets forth the components of our cash flows statements for the periods indicated:

	Year ended December 31,
	2 0 1 7	2 0 1 7	2 0 1 6	2 0 1 5
	Convenience translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands
Net cash provided by (used in) operating activities	125,126	433,812	77,030	191,353
Net cash provided by investing activities	132,451	459,206	89,886	235,796
Net cash used in financing activities	(149,911)	(519,743)	(233,259)	(579,557)
Increase (decrease) in cash and cash equivalents	107,665	373,275	(66,343)	(152,408)

Cash flow in or from operating activities

Our cash flow from operating activities is affected by our policy in respect of PC’s real estate assets which are classified as trading property since it is PC’s management goal to sell these assets. Accordingly, our cash flow from operating activities includes all the costs of acquisition and construction of a trading property and also the proceeds from sale of trading properties after their disposition. Therefore, in periods in which our investments in construction and/or acquisition of trading properties are higher than the proceeds from the sale of trading properties, we will have a negative cash flow from operating activities.

Net cash from operating activities was NIS 434 million (approximately $125 million) in 2017 compared to net cash provided by operating activities of NIS 77 million in 2016 and net cash from operating activities of NIS 191 million in 2015.

Our cash flow from operating activities in 2017, 2016 and 2015 was influenced by the following significant factors:

(i)	Cash flow from operating activities in 2017 included positive cash flow mainly attributable to the sale of trading properties in an amount of NIS 427 million ($123 million), mostly from the sale of Belgrade Plaza (Leisure) in Serbia, Torun, Swalallki Plaza in Poland and Timisoara in Romania.

(ii)	Cash flow from operating activities in 2016 included positive cash flow attributable to proceeds from sale of trading property mostly from the sale of “MUP” in Belgrade and Liberec Plaza commercial center in Czech in an amount of NIS 84 million.

(iii)	Cash flow from operating activities in 2015 included positive cash flow attributable to proceeds from sale of trading properties in an amount of NIS 182 million mostly from the sale of Koregaon park shopping center in India.

Cash from investment activities

Cash flow from investment activities in 2017, 2016 and 2015 amounted to NIS 459 million ($132 million), NIS 90 million and NIS 236 million, respectively.

Our cash flow from investing activities in 2017 was influenced by the following factors:

(i)	Proceeds from the realization of investments in subsidiaries, mainly Butu in Romania, in an amount of NIS 430 million ($133 million) and Plaza House in Hungary in an amount of NIS 12 million ($3 million)

(ii)	Purchase of property, plant and equipment and other assets in the amount of NIS 4 million ($1 million) mainly attributable to the Radisson Hotel Complex.

(iii)	Proceeds from realization of property plant and equipment assets in the amount of NIS 4 million ($1 million), mainly attributable to Tiberius plot.

(iv)	Proceeds from the sale of investment in a joint venture (sale of Riga Plaza commercial center) in an amount of NIS 2 million ($ 1 million).

(v)	Proceeds from the realization of long-term deposits and long term loans in the amount of NIS 1 million ($0 million).

(vi)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 13 million ($4 million).

Our cash flow from investment activities in 2016 was influenced by the following factors:

(i)	Proceeds from sale of investment in a joint venture (sale of Riga Plaza commercial center) in an amount of NIS 83 million.

(ii)	Proceeds from sale of property, plant and equipment, mainly sell of Tiberius plot in an amounted of NIS 22 million.

(iii)	Purchase of property, plant and equipment and other assets in the amount of NIS 3 million mainly attributable to the renovation which was executed in the Radisson Hotel Complex during 2015 and was paid during 2016.

(iv)	Proceed from realization of long-term deposits and long term loans in the amount of NIS 7 million.

(v)	Investment in long-term deposits and long term loans in the amount of NIS 11 million.

(vi)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 10 million.

Our cash flow from investment activities in 2015 was influenced by the following factors:

(i)	Proceeds from realization of investments in subsidiaries (our hotel in Belgium) in an amount of NIS 192 million.

(ii)	Proceeds from sale of property, plant and equipment, mainly sell of Cina and Plaza Offices in Romania e amounted to NIS 13 million.

(iii)	Purchase of property, plant and equipment and other assets in the amount of NIS 24 million mainly attributable to the renovation which was executed in the Radisson Hotel Complex during 2015.

(iv)	Proceed from realization of long-term deposits and long term loans in the amount of NIS 10 million.

(v)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 5 million.

Cash flow from financing activities

Cash flow used in financing activities in 2017, 2016 and 2015 amounted to NIS 520 million ($150 million), NIS 233 million and NIS 580 million, respectively.

Our cash flow used in financing activities in 2017 was influenced by the following factors:

(i)	Interest paid in cash by us in the amount of NIS 76 million ($22 million) on our borrowings (mainly notes issued by us and by PC and loans provided to our hotels and commercial centers).

(ii)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 461 million ($133 million), mainly attributable to repayment of PC Notes and repayments of loans provided to our operating commercial centers and our hotels.

(iii)	Proceeds from long-term borrowings in an amount of NIS 16 million ($5 million) which is attributed to Plaza Centers.

Our cash flow used in financing activities in 2016 was influenced by the following factors:

(i)	Interest paid in cash by us in the amount of NIS 107 million on our borrowings (mainly notes issued by us and by PC and loans provided to our hotels and commercial centers).

(ii)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 129 million, mainly attributable repayment of PC Notes and repayments of loans provided to our operating commercial centers and our hotels.

Our cash flow used in financing activities in 2015 was influenced by the following factors:

(iii)	Purchase of non-controlling interests in an amount of NIS 62 million which is attributed to shares acquired by BUTU during delisting process.

(iv)	Interest paid in cash by us in the amount of NIS 129 million on our borrowings (mainly the Notes, PC Notes and loans provided to our hotels and commercial centers).

(v)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 377 million, mainly attributable repayment of PC Notes and repayments of loans provided to our operating commercial centers and our hotels.

(vi)	Repayment of short-term credit in the amount of NIS 7 million.

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2017, 2016 and 2015:

	2017		2016		2015
	NIS million	%	NIS million	%	NIS million	%
Current assets	483	47%	179	8%	218	8%
Current liabilities	847	83%	1,210	54%	806	30%
Non-current assets	534	53%	2,083	92%	2,486	92%
Non-current liabilities	319	31%	1,003	44%	1,593	59%
Shareholders’ equity (Deficiency):
Attributable to our equity holders	(194)	(19%)	(88)	(4%)	19	1%
Non-controlling interest	46	5%	137	6%	285	10%

2017 compared to 2016

The increase in current assets in the amount of NIS 304 million ($88 million) in 2017 was mainly attributable to an increase in each of: (i) cash and cash equivalents in an amount of NIS 375 million ($108 million) mainly due to the completion of the sale of the Radisson Hotel Complex and Torun, (ii) decrease in trade account receivables in the amount of NIS 34 million ($10 million) due to the sale of all of PC’s commercial centers and the Radisson Hotel Complex, and (iii) a decrease in short term deposits in the amount of NIS 30 million ($9 million).

The decrease in current liabilities in the amount of NIS 363 million ($105 million) in 2017 was mainly attributable to: (i) repayment of our bank loan in the amount of NIS 59 million ($17 million), (ii) repayment of PC loans in the amount of NIS 333 million ($96 million), (iii) early redemption of PC notes in the amount of NIS 31 million ($9 million) due to asset sales, and (iv) decreases in amount due to suppliers and service providers in the amount of NIS 236 million ($68 million) due to the sale of all of PC's commercial centers and the Radisson hotel.

The said decrease in current liabilities was partially offset by: (i) the classification of current maturities of Series H debentures in the amount of NIS 296 million ($85 million) and (ii) an increase in payables in respect of transactions in India in the amount of NIS 12 million ($3 million) and in provisions to government authorities in the amount of NIS 12 million ($ 3 million).

The decrease in non-current assets in the total amount of NIS 1,549 million ($447million) in 2017 was mainly attributable to: (i) the write-down of PC trading properties in an amount of NIS 91 million ($26 million); (ii) sale of all the commercial centers and other plots of PC in the total amount of NIS 750 million ($216 million) and (iii) disposal of the Radisson Hotel Complex, net of depreciation and foreign currency adjustments, during the year in the total amount of NIS 720 million ($208 million).

The said decrease in current liabilities was partially offset by: (i) increase of foreign currency adjustments in the amount of NIS 16 million ($5 million)

The decrease in non-current liabilities in the amount of NIS 683 million ($197) in 2017 was mainly attributable to: to (i) the classification of our notes in the amount of NIS 296 million ($85 million) from non-current liabilities to current liabilities, (ii) repayment of our hotel’s loan in an amount of NIS 353 million ($101 million) as part of the sale of the Radisson Hotel Complex and (iii) the decrease of deferred taxes due to the sale of the Radisson Hotel in an amount of NIS 92 million ($27 million).

The said decrease in non-current liabilities was partially offset by: (i) the reducing of our bond discount, net, in amount of NIS 40 million ($12 million) and (ii) an increase in advances on account of India transactions in the amount of NIS 22 million ($6 million).

2016 compared to 2015

The decrease in current assets in the amount of NIS 39 million in 2016 was mainly attributable to a decrease in each of: (i) cash and cash equivalents in an amount of NIS 68 million mainly due to repayment and buyback of the Notes and loans, payment of interest on notes and loans and general and administrative expenses; offset by (ii) increase in trade account receivable in the amount of NIS 21 million due to receivable from sale of PC’s plots in the amount of NIS 23 million (iii) increase in short term deposits in the amount of NIS 9 million

The increase in current liabilities in the amount of NIS 404 million in 2016 was mainly attributable to: (i) increase in current maturities of PC project company loans in the amount of NIS 62 million; (ii) classification of our bank loans in an amount of NIS 59 million from non- current liabilities to current liabilities due to current maturities (iii) classification of PC notes and loans in the amount of NIS 666 million from non-current liabilities to current liabilities due to the risk that PC’s notes holders could argue there exists a substantial suspicion with respect to PC’s ability to repay its obligations to its noteholders that entitles them to demand immediate repayment of the notes. Should this occur there is a risk that the banks that provided loans to PC will demand immediate repayment of the loans made to PC. The said increase in current liabilities was partially offset by (i) classification of our hotel’s loans in an amount of NIS 238 million from current liabilities to non - current liabilities due to refinance of the loan during 2016; (ii) decrease in the PC Notes in the total amount of NIS 145 million due to repayments made;

The decrease in non-current assets in the total amount of NIS 403 million in 2016 was mainly attributable to (i) write-down of PC trading properties in an amount of NIS 190 million; (ii) sale of Liberace Plaza in Czech republic commercial center and other plots of PC in the total amount of NIS 166 million; (iii) foreign currency in translation adjustments in the amount of NIS 65 million; The sale of our plot designated for hotel in Tiberius in the amount of NIS 15 million; (iv) sale of our Investments in joint venture in the amount of NIS 85 million; (v) our share in losses of associates, net, in the amount of NIS 54 million; offset by (i) the revaluation of our hotel net of depreciation and foreign currency translation adjustment during the year in the total amount of NIS 33 million; (ii) Increase in construction costs in our trading property mainly due to our activity in Serbia in the amount of NIS 109 million; increase in our investment in the plot of Bangalore in the total amount of NIS 30 million due to firstly consolidation.

The decrease in non-current liabilities in the amount of NIS 590 million in 2016 was mainly attributable to (i) classification of PC notes and loans in the amount of NIS 666 million from non-current liabilities to current liabilities due to the risk that PC’s noteholders could argue there exists a substantial suspicion with respect to PC’s ability to repay its obligations to its noteholders that entitles them to demand immediate repayment. Should this occur there is a risk that the banks that provided loans to PC will also demand immediate repayment of the loans made to PC (ii) repayment of our Notes (net from increase in bearing interest) and loan in the amount of NIS 153 million and classification of our loan to current liabilities in the amount of NIS 59 million; and (iii) decrease in the PC Notes and loans, net, in the total amount of NIS 65 million. The said increase in non - current liabilities was partially offset by classification and increase of our hotel’s loan in an amount of NIS 353 million from current liabilities to non - current liabilities due to refinance of the loan during 2016.

Derivative Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks”.

Other Loans

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, to provide capital for the purchase, construction, and renovation and operation of commercial and entertainment centers and hotels as well as for various investments in our other operations. Set forth below is certain material information with respect to material loans extended to us, our subsidiaries and our jointly controlled companies as of December 31, 2017.

The loans granted to our jointly controlled companies, as of December 31, 2017, are presented in the following table at their 100% amount, unless otherwise specified.

For information regarding notes issued by our subsidiary, Elbit Medical, in February 2018, see Item 4 – Information on the Company – Recent Events – “Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company “.

Borrower	Lender	Original Amount (par value)	Amount Outstanding on Dec. 31, 2017 (par value)	Interest	Payment Terms
EI	Series I public notes issued to the Public as part of the debt Arrangement	NIS 218 million (approx. $63 million)	NIS 260 million (approximately $75 million)	6% per annum, linked to the Israeli CPI.	Principal and accrued interest is paid in one installment on December 1, 2019.
Principal Security and Covenants

●    Second ranking floating charge over all the Company’s assets.

●    Second ranking fixed pledges granted by each of the Company and EUL over the current and future shares of EUL and all rights associated therewith.

●    Second ranking fixed pledges granted by each of the Company and EUL over all intercompany receivables and shareholders loans provided by us to EUL.

●    Negative Pledge by each of the Company and EUL. With respect to EUL the Negative Pledge also applies to EUL’s share in PC, including all rights associated therewith.

●    Corporate guaranty by EUL, which guarantees the Company’s obligations to the Series H and Series I Trustees.

It should be noted that the collaterals securing the Series I notes are subordinated to the collaterals securing the Series H notes. It should be noted, further, that those pledges are recorded in Israel, the Netherlands and Luxemburg. The pledges include exemptions allowing the disposition of the pledged assets so long as the Company is not in default under the Notes nor Material Adverse Event (as defined under the Notes) shall have been occurred.

It should also be noted, that on December 2017 we signed an amendment to the Trust Deed of (Series I) notes, so that all collateral relating to our wholly owned subsidiary EH were canceled and in return the Company undertook to use 75% of the net proceeds from the sale of the Radisson Hotel Complex for an early repayment on account of the (Series H) notes. The early repayment was made in January 2018.

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

Borrower	Lender	Original Amount	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms
EI	Series I public notes issued to the Public as part of the debt Arrangement	NIS 218 million (approx. $63 million)	NIS 260 million (approximately $75 million)	6% per annum, linked to the Israeli CPI.	Principal and accrued interest is paid in one installment on December 1, 2019.

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

Borrower	Lender	Adjusted Original Amount following debt restructuring (par value)	Amount Outstanding on Dec. 31, 2017 (par value)	Interest	Payment Terms
PC	Series A notes issued to the public	NIS 299.6 million (approximately $77.63 million) Interest payments accrued and not paid until the end of 2013 were added to the principal and are paid together with it.	NIS 166.6 million (approximately $48 million).	● 6% per annum, linked to the Israeli CPI.

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

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms

On November 29, 2016, PC's Noteholders approved a postponement of the Early Prepayment date by up to four months and the reduction of the total amount of the required Early Prepayments to at least NIS 382 million (€94.5 million, $99 million) (a reduction of 12% on the original amount).

In addition, PC agreed to pay to its Noteholders, on March 31, 2018, a one-time consent fee in the amount of approximately €231 thousand (which is equal to 0.25% from PC's outstanding debt under the PC Notes at that time) (the "Consent Fee"). The Consent Fee paid to the PC's noteholders on a pro rata basis.

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

During first three months of 2017, PC paid to its noteholders a total amount of NIS 191.7 million (EUR 49.2 million) as an early redemption. Upon such payments, PC complied with the Early Prepayment Term (early redemption at the total sum of at least NIS 382,000,000) and thus obtained a deferral of one year for the remaining contractual obligations of the notes.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms

In January 2018, a settlement agreement was signed by and among PC and the two Israeli Series of notes ("Settlement Agreement"). In the Settlement Agreement it was agreed, inter alia, to approve:

• New repayment ratios between the two Israeli Series of notes (new ratio: notes A- 39% notes B- 61%);

• An increase in the level of the mandatory early repayments from 75% to 78% of the relevant net income;

• New repayment schedule;

• An increase in the compensation to be paid to the noteholders in the event of successful disposal of Casa Radio Project;

• A waiver of claims to PC and its directors and officers; and

• To waive the request for publication of quarterly financial reports by PC.

As a result of settlement agreement signing, Series A noteholders withdraw their request for immediate repayment.

It is clarified that the Settlement Agreement is a separate agreement among the parties thereto with respect to PC's restructuring plan, and as such has no effect on the Polish noteholders.

On January 21, 2018 the PC paid the noteholders a total amount of principal and interest of EUR 38,487 thousand.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms
Principal Security and Covenants

Negative pledge on all of the real estate assets of PC and its subsidiaries.

“Net asset value” coverage ratio - In case the up-to-date and adjusted “net asset value” coverage ratio against debt is lower than 118% (“Minimal Coverage Ratio”) in two consecutive examination dates after the first examination date (in which a decline under the minimal coverage ratio was created) then cause for immediate prepayment will be created.

The “net asset value” coverage ratio is the ratio between: (a) the value of all assets including balances of cash and cash equivalents deducting preceding / specific bank debts, and (b) the PC’s debts that are not preceding / specific and/or debts subordinate to the debts included in the restructuring.

In the event that the Coverage Ratio is lower than the Minimum Coverage Ratio, then commencing on the first Examination Date in which a breach of the Coverage Ratio covenant has been established and for as long as the breach is continuing, PC shall not perform any of the following: (a) a sale, directly or indirectly, of a Real Estate Asset owned the PC or a Subsidiary, with the exception that it shall be permitted to transfer Real Estate Assets in performance of an obligation to do so that was entered into prior to the said Examination Date, (b) investments in new Real Estate Assets; or (c) an investments that regards an existing project of PC or of a subsidiary, unless it does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the LTC Ratio of the project remains equal to or greater than the Minimum LTC Ratio.

Other Information

The notes have been registered for trade on the TASE.

Prepayments – PC is allowed at any time to prepay any debt balance at the adjusted par value of the note, but it will have to execute prepayment upon disposal, raising new financial debt or refinancing of assets (see "Item 5 - Operating and Financial Review and Prospects").

The notes are not registered under the Securities Act.

The Coverage Ratio Covenant ("CRC"), as defined in the restructuring plan, as at December 31, 2017 the CRC was 103%, in comparison with 118% minimum ratio required. As a result of covenants breach, PC classified its notes in the total amount of EUR 116,914 thousand as current liabilities in the financial statements as of 31 December 2017.

On September 28, 2017 Standard & Poor's Maalot ("Maalot"), the Israeli credit rating agency which is a division of International Standard & Poor's, has reduced its credit rating of PC’S two series of Notes traded on Tel Aviv Stock Exchange from "ilCCC" to "ilCC" with negative outlook on a local Israeli scale. In January 2018, Maalot has discontinued tracking PC's rating at the PC's request.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms

During first three months 2017, the Company paid to its bondholders a total amount of NIS 191.7 million (EUR 49.2 million) as an early redemption. Upon such payments, the Company complied with the Early Prepayment Term (early redemption at the total sum of at least NIS 382,000,000) and thus obtained a deferral of one year for the remaining contractual obligations of the bonds.

In January 2018, a settlement agreement was signed by and among the Company and the two Israeli Series of Bonds (“Settlement Agreement”). In the Settlement Agreement it was agreed, inter alia, to approve:

●    New repayment ratios between the two Israeli Series of Bonds (new ratio: Bond A- 39% Bond B- 61%);

●    An increase in the level of the mandatory early repayments from 75% to 78% of the relevant net income;

●    New repayment schedule;

●    An increase in the compensation to be paid to the Bondholders in the event of successful disposal of Casa Radio Project;

●    A waiver of claims to the Company and its directors and officers; and

●    To waive the request for publication of quarterly financial reports by the Company.

As a result of settlement agreement signing, Series A Bondholders withdraw their request for immediate repayment.

It is clarified that the Settlement Agreement is a separate agreement among the parties thereto with respect to the Company’s restructuring plan, and as such has no effect on the Polish Bondholders.

On January 21, 2018 the Company paid the bondholders a total amount of principal and interest of EUR 38,487 thousand.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms
Principal Security and Covenants

Negative pledge on all of the real estate assets of PC and its subsidiaries.

“Net asset value” coverage ratio - In case the up-to-date and adjusted “net asset value” coverage ratio against debt is lower than 118% (“Minimal Coverage Ratio”) in two consecutive examination dates after the first examination date (in which a decline under the minimal coverage ratio was created) then cause for immediate prepayment will be created.

The “net asset value” coverage ratio is the ratio between: (a) the value of all assets including balances of cash and cash equivalents deducting preceding / specific bank debts, and (b) the PC’s debts that are not preceding / specific and/or debts subordinate to the debts included in the restructuring.

In the event that the Coverage Ratio is lower than the Minimum Coverage Ratio, then commencing on the first Examination Date in which a breach of the Coverage Ratio covenant has been established and for as long as the breach is continuing, PC shall not perform any of the following: (a) a sale, directly or indirectly, of a Real Estate Asset owned the PC or a Subsidiary, with the exception that it shall be permitted to transfer Real Estate Assets in performance of an obligation to do so that was entered into prior to the said Examination Date, (b) investments in new Real Estate Assets; or (c) an investments that regards an existing project of PC or of a subsidiary, unless it does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the LTC Ratio of the project remains equal to or greater than the Minimum LTC Ratio.

Other Information

The notes have been registered for trade on the TASE.

Prepayments – PC is allowed at any time to prepay any debt balance at the adjusted par value of the note, but it will have to execute prepayment upon disposal, raising new financial debt or refinancing of assets (see "Item 5 - Operating and Financial Review and Prospects").

The notes are not registered under the Securities Act.

The Coverage Ratio Covenant ("CRC"), as defined in the restructuring plan, as at December 31, 2017 the CRC was 103%, in comparison with 118% minimum ratio required. As a result of covenants breach, PC classified its notes in the total amount of EUR 116,914 thousand as current liabilities in the financial statements as of 31 December 2017.

On September 28, 2017 Standard & Poor's Maalot ("Maalot"), the Israeli credit rating agency which is a division of International Standard & Poor's, has reduced its credit rating of PC’S two series of Notes traded on Tel Aviv Stock Exchange from "ilCCC" to "ilCC" with negative outlook on a local Israeli scale. In January 2018, Maalot has discontinued tracking PC's rating at the PC's request.

Borrower	Lender	Adjusted Original Amount following debt restructuring (par value)	Amount Outstanding on Dec. 31, 2017 (par value)	Interest	Payment Terms
PC	Series B notes issued to the public

NIS 586.3 million (*) (approximately $169.1 million)

(*) Following treasury notes cancellation

Interest payments accrued and not paid until the end of 2013 were added to the principal and will be paid together with it.

			NIS 251.6 million (approximately $72.6 million).	6.9% per annum, linked to the Israeli CPI

The Unpaid Principal Balance of the Notes shall be called for repayment in two (2) equal payments to be paid on July 1, 2018 and July 1, 2019.

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

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms

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

Casa radio proceeds – If PC shall sell the Casa radio project located in Romania (hereinafter: the “Project”) to a third party, including by way of selling its holdings in any of the entities through which PC holds the project (and said sale shall be carried out before the full repayment of the PC Notes and until no later than December 31, 2019, and for an amount which exceeds €45 million net (i.e. after brokerage fees (if any), taxes, fees, levies or any other obligatory payment due to any authority in respect to the said sale) which shall actually be received by PC), then the holders of notes shall be eligible for a one-time payment (which shall come in addition to the principal and interest payments in accordance with the repayment schedule), in certain amounts.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms

Deferred debt ratio of Series B notes – were reduced to 68.24% from 70.44% following the cancellation of the treasury. The ratio has been changed for Series B notes in order to maintain a distribution ratio between the three series.

During first three months 2017, PC paid to its noteholders a total amount of NIS 191.7 million (EUR 49.2 million) as an early redemption. Upon such payments, PC complied with the Early Prepayment Term (early redemption at the total sum of at least NIS 382,000,000) and thus obtained a deferral of one year for the remaining contractual obligations towards the notes.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms

In January 2018, a settlement agreement was signed by and among PC and the two Israeli Series of notes ("Settlement Agreement"). In the Settlement Agreement it was agreed, inter alia, to approve:

• New repayment ratios between the two Israeli Series of notes (new ratio: notes A- 39% notes B- 61%);

• An increase in the level of the mandatory early repayments from 75% to 78% of the relevant net income;

• New repayment schedule;

• An increase in the compensation to be paid to the noteholders in the event of successful disposal of Casa Radio Project;

• A waiver of claims to PC and its directors and officers; and

• To waive the request for publication of quarterly financial reports by PC.

As a result of settlement agreement signing, Series A noteholders withdraw their request for immediate repayment.

It is clarified that the Settlement Agreement is a separate agreement among the parties thereto with respect to PC's restructuring plan, and as such has no effect on the Polish noteholders.

On January 21, 2018 PC paid the noteholders a total amount of principal and interest of EUR 38,487 thousand.

Borrower	Lender	Adjusted Original Amount following debt restructuring	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms
Principal Security and Covenants

Negative pledge on all of the real estate assets of PC and its subsidiaries.

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

In the event that the Coverage Ratio is lower than the Minimum Coverage Ratio, then as from the first Examination Date on which a breach of the Coverage Ratio covenant has been established and for as long as the breach is continuing, PC shall not perform any of the following: (a) a sale, directly or indirectly, of a Real Estate Asset owned by PC or a Subsidiary, with the exception that it shall be permitted to transfer Real Estate Assets in performance of an obligation to do so that was entered into prior to the said Examination Date, (b) investments in new Real Estate Assets; or (c) an investments that regards an existing project of PC or of a subsidiary, unless it does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the LTC Ratio of the project remains equal to or greater than the Minimum LTC Ratio.

Other Information

The notes have been registered for trade on the TASE.

Prepayments – PC is allowed at any time to prepay any debt balance at the adjusted par value of the note, but it will have to execute prepayment upon disposal, raising new financial debt or refinancing of assets (see "Item 5 - Operating and Financial Review and Prospects").

The notes are not registered under the Securities Act.

The CRC as at December 31, 2017 the CRC was 103%, in comparison with 118% minimum ratio required. As a result of covenants breach, PC classified its notes in the total amount of EUR 116,914 thousand as current liabilities in the financial statements as of 31 December 2017.

On September 28, 2017 Standard & Poor's Maalot ("Maalot"), the Israeli credit rating agency which is a division of International Standard & Poor's, has reduced its credit rating of PC’S two series of Notes traded on Tel Aviv Stock Exchange from "ilCCC" to "ilCC" with negative outlook on a local Israeli scale. In January 2018, Maalot has discontinued tracking PC's rating at PC's request

Borrower	Lender	Adjusted Original Amount Following debt restructuring (par value)	Amount Outstanding on Dec. 31, 2017 (par value)	Interest	Payment Terms
PC	Private notes issued to Polish institutional investors	PLN 62.76 million Interest payments accrued and not paid until the end of 2013 were added to the principal and are paid together with it.	PLN 21.7 million	6 Month WIBOR + 6%

“Redemption Date” shall mean the day falling seven and a half years after the Issue Date (i.e May 16, 2018), subject to acceleration in the event that prior to December 1, 2016 PC does not manage to repay (through redemption or otherwise) the Plan Debt Securities in the principal amount of NIS 434,000,000 (or equivalent of such amount in other currencies as of the repayment date), the Redemption Date of all the outstanding PC Notes shall accelerated to May 16, 2017. Interest is payable in semi-annual installments.

On November 29, 2016, PC’s Noteholders approved a postponement of the Early Prepayment date by up to four months and the reduction of the total amount of the required Early Prepayments to at least NIS 382 million (€94.5 million) (a reduction of 12% on the original amount).

Borrower	Lender	Adjusted Original Amount Following debt restructuring	Amount Outstanding on Dec. 31, 20176	Interest	Payment Terms

In addition, PC agreed to pay to its Noteholders, on March 31, 2018, a one-time consent fee in the amount of approximately €488 thousand (which is equal to .25% from PC’s outstanding debt under the PC Notes at that time) (the “Consent Fee”). The consent Fee shall be paid to PC’s Noteholders on a pro rata basis.

Casa radio proceeds – If PC shall sell the Casa radio project located in Romania (hereinafter: the “Project”) to a third party, including by way of selling its holdings in any of the entities through which PC holds the project (and said sale shall be carried out before the full repayment of the PC Notes and until no later than December 31, 2019, and for an amount which exceeds €45 million net (i.e. after brokerage fees (if any), taxes, fees, levies or any other obligatory payment due to any authority in respect to the said sale) which shall actually be received by PC) then the holders of notes shall be eligible for a one-time payment (which shall come in addition to the principal and interest payments in accordance with the repayment schedule), in certain amounts specified in tranches.

During first three months 2017, the PC paid to its noteholders a total amount of NIS 191.7 million (EUR 49.2 million) as an early redemption. Upon such payments, PC complied with the Early Prepayment Term (early redemption at the total sum of at least NIS 382,000,000) and thus obtained a deferral of one year for the remaining contractual obligations of the notes.

Borrower	Lender	Adjusted Original Amount Following debt restructuring	Amount Outstanding on Dec. 31, 2017	Interest	Payment Terms
On January 21, 2018 PC paid the noteholders a total amount of principal and interest of EUR 38,487 thousand.
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

The CRC as at December 31, 2017 the CRC was 103%, in comparison with 118% minimum ratio required. As a result of covenants breach, PC classified its notes in the total amount of EUR 116,914 thousand as current liabilities in the financial statements as of 31 December 2017.

Financial Instruments

For information on financial instruments used, profile of debt, currencies and interest rate structure, see “Item 11. Quantitative and Qualitative Disclosure about Market Risks” below.

Material Commitments for Capital Expenditure

See “Tabular Disclosure of Contractual Obligations” below.

Designated Disclosure with Respect to the Company’s Projected Cash Flows

Whereas the Company was incorporated in Israel and its securities are also traded in the Tel Aviv Stock Exchange (“TASE”), it is subject to certain reporting requirements under the Israeli Securities Law, 1967, inter alia, the requirement to publish a projected cash flow for a period of 24 months (the “Projected Cash Flow”) if and to the extent that Warning Signs (as defined below) exists in the Company’s financial statements; and also provide explanations on differences between previously disclosed Projected Cash Flow with actual cash flow.

”Warning Signs” are defined under the Securities Regulations (Immediate and Periodic Notices) 5730-1970 (the “Regulations”), as one of the following: (i) A deficit in shareholders ‘equity; (ii) An opinion or review by the corporation’s auditors as of the report date that includes reference to the corporation’s financial condition; (iii) A deficit in working capital or in working capital for a period of twelve months together with a persistent negative cash flow from ongoing activity; (iv) A deficit in working capital or in working capital for a period of twelve months or an ongoing negative cash flow from ongoing activity and the Board of Directors of the corporation has not determined that this is not an indication of a liquidity problem in the corporation; (v) An opinion or review by the corporation’s auditors as of the report date which includes reference to any material doubts concerning the continuation of the corporation’s activities as a going concern;

The first three Warning Signs as described above exists in the Company’s financial statements for December 31, 2017. Therefore the Company publishes this Projected Cash Flow of the Company (on a standalone basis) and the assumptions upon which it is based:

	January 1, 2018- December 31, 2018 (NIS Thousands)	January 1, 2019- December 31, 2019 (NIS Thousands)
Opening balance: Cash and cash equivalents	269	52
Projected Sources

Sources from realization of assets and business:
Cash flow from sale of our holdings in plot in India (Bangalore site) (1)	8	43
Cash flow from sale of our holdings in plot in India (Chennai site) (2)	-	28
Cash flow from selling our medical business (3)	-	196
Cash flow from repayment of Elbit Medical loan (4)	149	-
Total Sources	426	319

Projected uses:

Debt service:
Buy back of Series H (5)	7	-
Buy back of Series I (6)	49	-
Principal payment to Series H note holders (7)	289	-
Interest payment to Series H note holders (7)	2	-
Principal payment to Series I note holders (8)	-	250
Payments to our subsidiary Plaza centers NV (9)	7	-
Other operating expenses

General and administrative expenses	9	8
Other non-recurring expenses (10)	11	8
Total Uses	374	266
Closing balance: Cash and cash equivalents	52	53

Assumptions and explanations pertaining to the above table:

General assumption: the projected cash flow was prepared based on the exchange rates, interest rates and the quoted market price of Elbit medical shares known close to the date of the approval of this annual report as follow:

USD/NIS Exchange rate	3.52
Euro/NIS exchange rate	4.33
Indian Rupee/NIS exchange rate	0.0532
Euro Libor rate (%)	-
Elbit Medical share price on the TASE	0.961

(1)

The value of the Asset in the table above is based on a valuation of the Asset that was determined based on appraisal done by external valuator for the financial statements as of December 31, 2017 which is lower than the consideration in the agreement signed on March, 2018 with our partner in the project (“Buyer”) (for additional information see “Item 4 - Information on the Company – History and Development of the Company – Recent Events”).

The main assumptions with respect to this valuation are: (i) that there will be no material delays in payments by the Buyer which could mainly result from liquidity problems of the Buyer including difficulties in obtaining financing for the project in order to execute the payments and to close the transaction; (ii) execution of offshore payments from India are subject to substantive regulations. Changes in the regulations (as was done in previous years) might cause delays in payments or even inability to execute the transaction in its current structure; and (iii) The transaction is quoted in Indian Rupee (“INR”) and therefore any change in the INR/NIS exchange rate might affect the net proceed in NIS.

(2)	This amount are based on realization of our shares in the company holds the Chennai project, the value of the plot was determined based on appraisal done by external valuator for the financial statements as of December 31, 2017. The main assumptions with respect to this valuation are: (i) the ability of a potential Buyer to overcome certain architectural difficulties (i.e.: achieving the access road) to the project; (ii) general trend of the residential market in Chennai; (iii) execution of offshore payments from India are subject to substantive regulations. Changes in the regulations (as was done in previous years) might cause delays in payments or even inability to execute the transaction in its current structure; and (iv) The transaction is quoted in Indian Rupee (“INR”) and therefore any change in the INR/NIS exchange rate might affect the net proceed in NIS.

(3)	Those amounts are based on realization of our shares in Elbit Medical based on the quoted price of Elbit Medical shares in the TASE (As of April 23, 2018 which was NIS 96.1 per share). The main assumptions that might affect those amounts are: (i) the share price of Elbit Medical in the TASE which can change due to changes in the business of Elbit Medical (i.e. in the business of InSightec and Gamida) and / or due to trading trends on the TASE; (ii) the business of Elbit Medical (i.e. in the business of InSightec and Gamida) is denominated and measured in US Dollar, therefore changes in the USD/NIS exchange rate might affect the share price of Elbit Medical and in turn affect the net proceed in NIS; and (iii) Low trading volumes in Elbit Medical’s share on the TASE in a manner that will not enable the sale under such terms (i.e. price and timing).

(4)	On February 19, 2018 Elbit Medical has completed a public offering of a new series of notes convertible into ordinary shares in a total amount of NIS 180 million. NIS 149 million from the proceeds were used to repay Elbit Medical’s debt to the Company.

(5)

During March, 2018 the Company executed a buyback plan for its (Series H) notes and purchased NIS 7 million par value notes in consideration for NIS 7 million.

According to the buyback plan that was approved by the board of directors, the Company may purchase (Series H) notes for a total consideration of up to NIS57.6 million.

(6)	During February, 2018 the Company executed a buyback plan for its (Series I) notes and purchased NIS42 par value notes in consideration for NIS 49 million.

(7)

In accordance with the terms of the (Series H) notes, in January 2018 the Company made an early repayment of interest and principal to its (series H) noteholders in the amount of NIS 240 million.

The outstanding (Series H) notes (after the buyback and the early repayment) in the total amount of approximately NIS 51 million (NIS 49 principal plus NIS 2 million interest) are due on May 31, 2018.

(8)	The outstanding (Series I) notes (after the buyback) in the total amount of NIS 250 million is due in November, 2019.

(9)	The Company has an outstanding debts to PC in the amount of approximately Euro 1.7 million. The debt (principal and interest) is due on June 30, 2018 with early mandatory prepayments upon the sale of our plots in India. The principal and the interest payments to PC can mainly be affected by the Euro/ NIS exchange rate.

(10)	The non-recurring expenses include mainly expenses due to: (i) expenses related to termination of employment relations and expenses related to bonus to officers and employees in connection with the sale of the Radisson blu Hotel; (ii) the Company estimation for governmental institutes payments due to previous year exposures (for additional information regarding legal proceedings in connection with VAT assessments for the years 2006-2012 and legal proceedings concerning those assessments see note 13 a 2 of the financial statements); (iii) settlement with the SEC (for additional information see "Item 4 – History and Development of the Company – Recent Events – Approval of an offer of settlement with the SEC in the matter of alleged violation of the FCPA"). This amount can mainly be affected by the court final decision (regarding the VAT assessments), by different arguments of the tax authorities and by the changes in the interest rate and CPI

The Company has additional cash generating abilities that were not taken in to account in preparing the Projected Cash Flow detailed above. The following describes the Company’s assumptions regarding these additional cash generating abilities:

Item	Amount (NIS million)	Additional information

Plot in Kochi, India	5	Based on transaction signed on January 14, 2016_for the sale of this plot. For additional information see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement for the sale of Land Plot in Kochi, India”.

Shares in Olive	4	The Company’s holdings in Olive is approximately 16.3%. The estimation of the consideration for the Company’s holdings in Olive is based on preliminary analysis done internally by the Company.

Share in PC (45%)	-	Due to the significant debt burden of PC and the going concern note included in PC’s financial statements, the Company assume that its equity position in PC is negligible.

Vendor loan in respect of the sale of our holding in Radisson	36	Represents the principal and interest payments with respect to the vendor loan which was granted by the Company to the Purchased of the Radisson Blu Hotel. The vendor loan is due 3 years from the closing date (i.e.: December 2020).

Total	45

There were no material differences between the projected cash flow and actual cash flow in 2017 and therefore the Company does not attach a comparison table between them.

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

The Israeli government encourages industrial companies by grants for research and development activities through grants by the National Authority for Technological Innovation, or ("NATI") (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS).

Each of InSightec’s and Gamida’s research and development efforts had been financed, in part, through NATI grants. InSightec and Gamida (only for Gamida’s NiCord development) have received or were entitled to receive grants totaling $29.8 million and $25.3 million, respectively, from NATI since their respective inception and each of them is required to repay such grants through payment of royalties to NATI each respective revenues until the entire amount is repaid.

Each of InSightec’s and Gamida’s technology developed with NATI funding is subject to transfer restrictions, which may impair their ability to sell their technology assets or to outsource manufacturing. The restrictions continue to apply even after InSightec or Gamida has paid the full amount of royalties’ payable for the grants. In addition, the restriction may impair InSightec’s and Gamida’s ability to consummate a merger or similar transactions in which the surviving entity is not an Israeli company.

The total NATI grants received by InSightec during 2017, 2016 and 2015 were $ 0.1millon, $1.5 million and $0.3 million, respectively, and the total NATI grants received by Gamida during 2017, 2016 and 2015 were $1.5 million, $4.3 million and $3.2 million, respectively.

D.	TREND INFORMATION

Romania – Romania is a business destination for global investors and enjoys a growing, stable economy. In 2017, Romania registered GDP growth of approximately 7%, the highest in the European Union, following a strong 2016, when GDP increased by 4.8%, which was also the highest in the European Union. This was the seventh consecutive year of growth. Retail sales, which registered one of the highest growths in the EU (10.7% in 2017, year on year), continue to be the main driver of the economy, fueled by the increase in net average wages (11.7% year on year, reaching €567 in December 2017), although this is based on a low base.

In 2007/2008 Romania had a very liquid real estate investment market with total volumes of over €2 billion and €1 billion respectively, despite the limited availability of modern products at the time. Romania was then the third largest investment market in terms of deal flow in the CEE (after Poland and the Czech Republic). Between 2009 and 2013, volumes decreased significantly, as the number of active players plunged sharply. Transactional activity picked up in 2014, when approximately €1.17 billion was transacted (including a number of unique, very large deals) and 2015, when the property investment volume was approximately €670 million. The increasing trend continued in 2016 and 2017, when close to €900 million and €1 billion were transacted. Given its size in terms of population and forecasted GDP, it is expected that Romania should be second only to Poland in the CEE in terms of investment volumes at some point over the coming years.

Prime office yields are at 7.5%, prime retail yields at 7.25%, while prime industrial yields are at 8.5%. Yields for office and retail are at the same level as 12 months ago, while industrial yields have compressed by 50 bps over the year. There is soft downward pressure on yields and in 2018 there may be limited compression in case prime assets will transact.

India

Amidst the uncertainty in the world economy and the challenges being faced by emerging economies, India’s macro-economic stability continues to improve. Consumer Price Inflation (CPI) accelerated to 5.2% in December, 2017 over the same month the previous year. CPI Inflation reached 4.88% in November and 3.58 % in October, 2017. India’s Current Account Deficit, on a cumulative basis, narrowed to 0.7 per cent of GDP in 2016-17 from 1.1 per cent in 2015-16 on the back of the contraction in the trade deficit. India’s trade deficit narrowed to $ 112.4 billion in 2016-17 from $ 130.1 billion in 2015-16. Foreign Direct Investment (FDI) inflows to India in 2016-17 at $60.2 billion increased significantly from $55.6 billion in 2015-16. A number of global reports and assessments, over the last two years, have shown that India has considerably improved its policies, practices and economic profile. According to IMF forecast, India is expected to be one of the fastest growing major economies in 2018.

With the objective of doing away with the need for multiple indirect taxes and thereby making it easier for doing business, the government of India introduced the Goods and Service Tax (“GST”) effective from July 1, 2017. The GST is India’s biggest tax reform.

With the objective to safeguard consumer interests, the Government of India enforced the Real Estate (Regulation and Development) Act, 2016 nationwide on May 1, 2017. For a sector that did not have any regulatory structure, this historic move was heralded as an inflection point that will change the manner in which real estate is transacted in India. Provisions such as mandatory disclosures by promoters and prior approvals before launching the project, were targeted to weed out fly-by-night operators and bring financial discipline, which will spike investor interest.

The slew of simultaneous policy reforms in the form of the Real Estate (Regulation and Development) Act, 2016 (RERA) and GST implementation have increased the gestation period for sale closures though buyers remaining positive about ready to occupy products

In 2017, Bengaluru’s residential market surrendered to the pressures of crumbling sales volume. From a peak of 57,366 residential units sold in 2013, the sales volume noted a stark 40% decline at the end of 2017, albeit green shoots of recovery were visible in the latter half of 2017. No longer bucking the trend, Bengaluru’s residential market has been impacted by a variety of factors impacting both demand and supply. The stress in the market is also captured in the age of unsold inventory, which has progressively increased from 7.5 quarters in 2014 to 13 quarters in 2017.

The Chennai residential market that had just begun to show some promise of a recovery during the second half of2017, once again broke new lows in terms of sales and supply numbers during the second half of 2017. The ongoing slowdown in the country in coupled with to its own issues ranging from political uncertainty to floods, the Chennai residential market had been in a downward slope over the past three years. The 33% year-on-year (YoY) drop in the second half of 2017 residential supply levels, pushed down the annual supply number under 10,000 units for the first time during this decade. Both supply and sales for the Chennai residential market came in at their lowest levels since 2011.

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

●	A former subsidiary of PC incorporated in Prague (“Bestes”), which was sold in June 2006 is a party to an agreement with a third party (“Lessee”), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for €6.9 million, which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions set forth in the agreement. In case the Lessee leaves the mall before expiration of lease period PC will be liable to repay the remaining consideration in amount of €1.9 Million as of balance sheet date. PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

●	We and our subsidiaries have entered into indemnification agreements with our respective directors and officers. For more information, see Note 13C to our consolidated financial statements for the year ended December 31, 2017.

●	As required under the lease agreement for our new and previous executive offices we provided bank guarantees to secure our compliance with the terms of the agreement in the total amount of approximately NIS 1.3 million ($0.3 million).

●	We have provided bank guarantees in the total amount of NIS 0.7 million ($0.2 million) and corporate guarantees for the benefit of the Israeli Customs Authority in the framework of a dispute between our subsidiary and the Israeli Customs Authority which was engaged in the Retail business regarding customs duties charged with respect to the importation of the Mango and GAP brands to Israel. The Customs Authority had agreed that the collection of the disputed customs charges will be put on hold until the resolution of our motion.

●	PC has contractual commitments in respect of its project in Serbia (Visnjicka) in a total amount of € 19 million ($20 million) in respect of construction activities, to be paid during 2017.

●	We have contractual commitments in respect of lease agreement in a total amount of NIS 2 million ($0.6 million).

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations consist mainly of: (i) long-term borrowings (mainly loans from banks and financial institutions and non-convertible notes); (ii) commitments towards suppliers, subcontractors and other third parties in respect of land acquisitions and operational lease; and (iii) other long term liabilities reflected in the balance sheet. Our contractual obligations are generally linked to foreign currencies (mainly Euro and U.S. dollar) and/or other indexes (such as the Israeli consumer price index). Below is a summary of our significant contractual obligations as of December 31, 2017 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date, against the currency in which the obligation is originally denominated or based on the respective index of the Israeli consumer price index as of December 31, 2017. Actual payments of these amounts (as are presented in our consolidated financial statements) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (in NIS thousands)
Contractual Obligations as of December 31, 2017	Total	Less than 1 Year	2-3 Years	4-5 Years (and thereafter)
Long-Term Debt (1)	1,215,010	612,410	602,599	-
Operating Leases (2)	2,263	589	951	723
Total	1,217,272	612,999	603,550	723

(1)	Long term debt includes interest that we will pay from January 1, 2017 through the loan maturity dates. Part of our loans bear variable interest rates and the interest presented in this table is based on the LIBOR rates known as of December 31, 2017. Actual payments of such interest (as presented in our consolidated financial statements) are significantly dependent upon the LIBOR rate prevailing as of the date of payment of such interest. For additional information in respect of the long term debt, see “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Other Loans.”

(2)	Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. This table includes the lease obligation based on the most recent available information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees of the company as of the date of this annual report except as otherwise noted below:

NAME	AGE	POSITION
Ron Hadassi	53	CEO and Chairman of the Board of Directors and Director
Alon Bachar (1) (2)	47	Director
Nitzan Gozlan (1) (2)	52	Director
Boaz Lifschitz (2)	48	Director
Nadav Livni (1)	43	Director
Yael Naftali	38	Chief Financial Officer

(1)	Member of the audit committee

(2)	Member of the compensation committee

RON HADASSI. Mr. Hadassi serves as the Chairman of our Board of Directors since March 2014 and as the Chief Executive Officer of the Company since January 2018.  Mr. Hadassi also serves as the Chairman of Elbit Medical Technologies Ltd Board of Directors since March 2014. Mr. Hadassi serves as the Chairman of Plaza Centers N.V Board of Directors since March 2014. Mr. Hadassi has served as Senior Manager of the Bronfman-Fisher Group until 2002, as well as the Vice Chairman of Super-Sol Ltd., Isralom Properties Ltd., and Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries Ltd.). Mr. Hadassi also served until the summer of 2015 as Executive Chairman and until March 2014 as acting Chief Executive Officer of Nanette Real Estate Group N.V. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), and until 2015 as Chairman of a subsidiary. Mr. Hadassi serves as a director of the Carmel Winery. Mr. Hadassi has served on the boards of public companies, including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group N.V. Ltd. and Olimpia Real Estate Holdings (as well as its subsidiaries). Mr. Hadassi is a banking and finance lecturer at Hebrew University, Jerusalem, the Interdisciplinary Center, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and a MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

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

NITZAN GOZLAN – Ms. Gozlan served as a member of our Board of Directors since December 2017. Ms. Gozlan is a co-founder of a company that provides lectures on the topics of financial management of companies, and is a lecturer at the MA program in Kibbutzim Education College, Tel Aviv. From 2011 until 2016 Ms. Gozlan served as an external director, chairman of the balance committee and a member of the audit committee of Isralom Properties Ltd. From 1996 until 1998 Ms. Gozlan served as the Head of Policy Production Department at Peltours Insurance Company Ltd. From 1994 until 1995 Ms. Gozlan served as an Internal Auditor in Bank Egud Ltd and from 1991 until 1994 she served as a business analyst in Dan and Bradstreet, Israel Ltd. Ms. Gozlan holds a BA in Finance and Marketing and an MA in Educational Management and Leadership, both from the Centre for Academic Studies, Or Yehuda, Israel. In addition, Ms. Gozlan holds a Ph.D in Education from the International University of Business & Law – IUBL, USA.

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

YAEL NAFTALI On May 1, 2016, Ms. Naftali was appointed as our Chief Financial Officer. In addition, Ms. Naftali served as our Chief Controller from 2010 until 2016. Ms. Naftali also serves as Chief Executive Officer of Elbit Medical as of January 1, 2018. From 2007 until 2010 Ms. Naftali served as the Controller for a public company in the field of real estate and from 2004 until 2007 she was an intern at KPMG Israel. Ms. Naftali holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem and is a Certified Public Accountant.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

Aggregate 2017 Compensation of Directors and Officers

The aggregate compensation paid to or accrued on behalf of all persons as a group (8 persons – who served in the capacity of director or executive officer in the year ended December 31, 2017 was approximately NIS 6,024 (approximately $1,738). Such aggregate amount includes management fees, director’s fees salaries and certain fringe benefits and accrued amounts in respect of pensions and retirement benefits, but does not include stock-based compensation expenses relating to options granted to our directors and officers.

In addition, the company issued option to its officers pursuant to various Employees Stock Option Plans adopted by us, our subsidiaries and our associates. For information regarding the terms of grant and exercise under all plans, see “Item 6E – Share Ownership".

The table below reflects the compensation granted (including accrued compensation) during the year ended December 31, 2017 to office holders in the Company and its controlled companies in connection with their service in the Company and/or in its controlled subsidiaries. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2017 plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by the respective D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law.

Name and Principal Position (1)	Salary Cost (2)	Consultancy Fees	Bonus (3)	Equity-Based Compensation (4)	Termination cost (5)	Total (NIS Thousands)
	(NIS Thousands)
Maurice R. Ferre InSightec’s Chairman of the Board and CEO	1,288	-	532	2,188	-	4,008
Kobi Vortman InSightec’s vice chairman of the Board and director	1,944	-	500	704	-	3,148
Ron Hadassi – Elbit Imaging's - Chairman of the Board	487	773	619	399	62	2,278
Doron Moshe Elbit Imaging's CEO	1,265		732	-	138	2,135
Jim (Jun) Tao - InSightec’s Chief Commercial Officer	1,211	-	368	396	-	1,975

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis. The positions of the Covered Executives in this table represent their position as of the date of this filling.

(2)	Salary cost includes the Covered Executive’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective employment agreements.

(4)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2017 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2Q to our consolidated financial statements included in this annual report on Form 20-F for the year ended December 31, 2017.

(5)	Termination costs include payment made to retired employees during the year ended December 31, 2017 and/or accrued provision recorded in the Company’s consolidated financial statements for the retirement of any Covered Executive.

Director Compensation

We pay our directors (other than our Chairman and CEO, Ron Hadassi) based on the amount payable to external directors under the Companies Regulations (rules regarding compensations and expenses to external directors), 2000 (the “Compensation Regulations”) taking into account our shareholders’ equity as of the end of the previous year. Accordingly, in 2017, we paid each of our directors (both external and others) NIS 37,115 (approximately $ 10,705 per year and NIS 3,300 (approximately $ 952 per meeting (or a smaller amount in case they did not physically attend the meeting).

Adoption of Compensation Policy

In August 2014, following our shareholders’ approval, we adopted a compensation policy for our officers and directors (the “Compensation Policy”), in accordance with Amendment No. 20 to the Israeli Companies Law, pursuant to which we are required to determine the compensation of our officers and directors in accordance with a compensation policy. In March 2016 and in October 2016, following our shareholders’ approvals, we adopted an amendments to our compensation policy (the “Amendments”). The Compensation Policy and the Amendments was previously approved by our board of directors, upon recommendation of our Compensation Committee. An English translation of the Compensation Policy and the Amendments were filed with the Securities and Exchange Commission. For further discussion regarding the Compensation Policy and the Amendments, please see "Item 10B – Memorandum and Articles of Association, below and our Reports on Form 6-K filed on July 10, 2014, August 14, 2014, February 24, 2016 and September 6, 2016 (as exhibit to the proxy statement of the March 31, 2016 extraordinary shareholders meeting and the October 13, 2016 annual shareholders meeting, respectively) which are incorporated herein by reference.

Services of Our Chairman and CEO, Mr. Ron Hadassi

In December 2017, our shareholders approved a compensation plan for Ron Hadassi for his services as the Chairman of our Board of Directors and our Chief Executive Officer, effective as of January 1, 2018. The main terms of the consideration for such services are as follows:

In December 2017, our shareholders approved the terms of a compensation for Mr. Hadassi for his services as the Chairman of our Board of Directors and our Chief Executive Officer as part time position (80% of his working time), effective as of January 1, 2018. The main terms of his compensation are as follows:

●	A fixed cash fee of NIS 60,000 per month, which will be linked to the Israeli consumer price index (the “Fixed Compensation”). Additional payments, benefits and expenses, including a company car and related expenses, income tax and VAT in the total amount of 55% of the Fixed Compensation, including any applicable taxes deriving from the Fixed Compensation and benefits. Notwithstanding the foregoing, any amounts of VAT refundable to (or subject to offset by) the Company shall be in addition to the Fixed Compensation and such 55% addition. Compensation for Ron Hadassi's position as the Chairman of our affiliate, PC, is at monthly cost of up to $18,000 Furthermore, the total fixed cost per annum of Ron Hadassi's employment with the Company as the CEO and Chairman of the Board of the Company and as the Chairman of PC shall not exceed NIS 1,900,000 and if required, Ron Hadassi’s fixed monthly compensation from the Company shall be reduced accordingly in order to meet this limitation.
●

Annual bonus of up to 5 salaries (i.e., NIS 300,000) for achieving Company goals determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy.

In addition, And notwithstanding the provisions of the Company’s Compensation Policy, in case there is a "going concern note", then the entitlement to a bonus for that year (beginning from the year 2016) will be brought for further discussion and approval before the Compensation Committee, which will decide as follows:

1. If and to the extent that the Committee believes that the "going concern note" is due to the Company’s cash flow difficulties, then the bonus will not be paid.

2. If and to the extent that the Committee believes that the "going concern note" is not due to a difficulty in the cash flow of the Company, then it may approve the bonus in whole or in part according to the relevant circumstances.

●	A special bonus based on the realization of two main assets of the Company (one of them is the Radisson Blu Hotel that was sold and the other is the holdings in InSightec).
●	The payment of the annual bonus plus the special bonus for each of the years 2017 through 2019 shall not exceed the aggregated amount of NIS 300,000, subject to the specific terms set in the Company’s Compensation Policy.
●	38,445 options exercisable (in consideration price for an exercise price of 13.426 NIS per share) into 38,445 ordinary shares, with no par value, of the Company, constituting approximately 0.4% of the Company’s issued and outstanding share capital on a fully diluted basis, and 12,298,913 options exercisable (in consideration price for an exercise price of 0.106 NIS per share) into 6,149,456 ordinary shares, with no par value, of our subsidiary Elbit Medical Technologies Ltd. ("Elbit Medical"), constituting approximately 0.33% of Elbit Medical’s issued and outstanding share capital on a fully diluted basis, both with a vesting period of 3 years, subject to Mr. Hadassi’s continued service with the Company.
●	Mr. Hadassi shall be entitled to a three month notice period prior to the termination of his position.
●	Mr. Hadassi shall be entitled to receive six salaries retirement bonus (i.e., NIS 360,000).
●	Mr. Hadassi shall be covered under the Company’s Directors and Officers liability insurance policies and the Company’s indemnification to its officers.

Services of our CFO, Ms. Yael Naftali

In November 2017, our shareholders approved the terms of compensation for Ms. Naftali for her services as the Company's Chief Financial Officer and as the Chief Executive Officer of Elbit Medical, effective as of January 1, 2018. The main terms of her compensation are as follows:

●	A fixed salary of NIS 50,500 per month and as of January 1, 2019 NIS 52,500 per month.
●

Annual bonus of up to 4 salaries (i.e. NIS 202,000 in 2018 and NIS 210,000 in 2019) for achieving Company goals determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy.

In addition, And notwithstanding the provisions of the Company’s Compensation Policy, in case there is a "going concern note", then the entitlement to a bonus for that year (beginning from the year 2016) will be brought for further discussion and the approval before the Compensation Committee, which will decide as follows:

1. If and to the extent that the Committee believes that the "going concern note" is due to the Company’s cash flow difficulties, then the bonus will not be paid.

2. If and to the extent that the Committee believes that the "going concern note" is not due to a difficulty in the cash flow of the Company, then it may approve the bonus in whole or in part according to the relevant circumstances.

●	Ms. Naftali was granted 6,371,100 options exercisable into 3,185,550 shares of Elbit Medical and subsequently exercised all such options. During 2016 Ms. Naftali was granted 10,000,000 options exercisable (in consideration for an exercise price of NIS 0.1 per share) into 5,000,000 shares of Elbit Medical. One third of such options were vested and exercised. Another third of those options have vested but have not been exercised and another third of such options have not yet vested.
●	Ms. Naftali will be entitled to receive a retirement bonus equal to 6 salaries (3 salaries calculated based on the gross monthly salary and 3 salaries calculated based on the cost of salary to the Company).
●

Special bonus: (i) bonus for the realization of two main assets of the Company (one of them is the Radisson Blu Hotel that was sold and the other is the holdings in InSightec), and (ii) NIS 255,000 if and to the extent that the following two criteria are met:

(i) Full repayment of the Company’s notes (series I); and (ii) continuous employment of Ms. Naftali by the Company until December 31, 2019 (provided however that Ms. Naftali’s term of office was not terminated by the Company except for termination for cause).

A two month notice prior to termination of employment.

●	Ms. Naftali shall be covered under the Company’s Directors and Officers liability insurance policies and the Company’s indemnification to its officers.

Services of our Director, Mr. Boaz Lifschitz

In December 2017, our shareholders approved a one-year renewal (until October 2018) of the consultancy agreement with Mr. Lifschitz, of his advisory services in the field of life sciences (i.e. InSightec and Gamida) (the “Services”) to be provided to the Company and its subsidiaries (and other related companies). In consideration for such services, the Company shall pay Mr. Lifschitz an annual fee of NIS 29,270 plus VAT, payable in quarterly installments in arrears and a meetings attendance fee of NIS 930 per meeting (i.e. meeting of the board of directors of InSightec and Gamida and any of their committees). Such fees are in addition to the fees Mr. Lifschitz is entitled to in his capacity as member of the board of directors of the Company and of Elbit Medical.

Services of Mr. Doron Moshe

In March 2016, our shareholders approved the terms of office and employment for Mr. Moshe for his services as the chief executive officer of our Company. The main terms of office and employment for his service are as follows:

●	A fixed cash fee of NIS 72,800 per month, which will be linked to the Israeli consumer price index (the “Fixed Compensation”). In addition Mr. Moshe shall be entitled to certain customary benefits, such as, use of a car, phone and cell phone and other work related expenses in accordance with the Company’s practices, managers insurance and/or pension funds, vacation days and sick leave, as well as other benefits consistent with employee social welfare benefits, such as contributions to pension funds and a study fund and recuperation pay (“dmei havraa”). In addition, Mr. Moshe will be entitled to company car, personal laptop, communication expenses reimbursement and cell phone. The tax cost of the company car, certain contribution by the Company to the pension fund and study funds that are higher than maximum amount under the Israeli tax regulations, and communication expenses shall be grossed up as part of Mr. Moshe salary.

●	Target-based Bonus, for each calendar year during his Term of office, which will be based on pre-defined objectives determined by the Company’s compensation committee and approved by the Company’s Board of Directors, up to an amount not exceeding 5 Monthly gross salaries.

●	Special Bonus based on the realization of two main assets of the Company (one of them is the Radisson Blu Hotel that was sold and the other is the holdings in InSightec). The payments of bonuses (target based Bonus plus Special Bonus) for the year 2017 shall not exceed the aggregated amount equal to eight monthly gross Salaries (NIS 582,400 for 2017) subject to the specific terms set in the Company’s Compensation Policy.

●	Equity Incentive: Mr. Moshe holds the following - 19,851,000 Elbit Medical’s options exercisable in to 9,925,500 ordinary shares; 16,666 PC’s options exercisable in to 16,666 ordinary shares.

●	Mr. Moshe shall be entitled to a period of three months’ notice prior of his employment. In addition, Mr. Moshe Shall be entitled to retirement bonus of nine additional months, during which he shall be entitled to payment of Salary and all applicable social benefits contributions, as well as to continue the use of the company car and cell phone.

●	Mr. Moshe shall be covered under the Company’s Directors and Officers Liability insurance policies and the Company’s indemnification undertaking shall remain valid and binding and shall not be changed, cancelled or nullified by virtue of the aforementioned engagement.

C.	BOARD PRACTICES

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

Election of Directors

Pursuant to our Amended and Restated Articles of Association, the size of our board of directors shall be no less than 4 persons but no more than 7, excluding any external directors. Our directors are generally elected by our shareholders at the annual meeting of the shareholders by a simple majority. The directors hold office until the next annual meeting of our shareholders. Our board of directors may appoint additional directors to our board of directors in the event of a vacancy on or an enlargement of the board of directors up to the maximum number provided in our articles of association. Any director so appointed will hold office until the next annual meeting of the shareholders. Our board of directors currently consists of six members.

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

Adoption of Companies Regulation Leniency with Respect to Composition of Board of Directors

On August 18, 2016, our Board resolved to adopt the corporate governance structure set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees are exempt from the composition requirements set forth in the Israeli Companies Law.

In accordance with such resolution, for so long as the Company does not have a controlling shareholder as defined in the Companies Law, the Company shall comply with the NASDAQ Listing Rules in connection with the number of independent directors on the Board, and the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Israeli Companies Law.

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

The members of our audit committee are Alon Bachar, Nitzan Gozlan and Nadav Livni.

Compensation Committee

Due to recent amendments to Israeli legislation, as mentioned above, “dual listed” companies that: (i) has no Controlling (as such term is defined under the Companies Law) shareholder; and (ii) are in compliance with SEC and Nasdaq requirements regarding nomination of independent directors and regarding the composition of the audit committee and compensation committee); are exempt, inter alia, from the requirement to comply with the Companies law provisions regarding the compensation committee composition.

Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to approval by the board of directors, and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval. The members of our compensation committee are Nitzan Gozlan, Boaz Lifschitz and Alon Bachar.

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

For information on the duties of directors, officers and shareholders and requirements for the approval of related-party transactions, please see "Item 10B - Memorandum and Articles of Association".

D.	EMPLOYEES

As of March 31, 2018, we employed or contracted 5 persons as employees, administration and managerial services, all of whom work out of our headquarters in Israel. As of March 31, 2018, PC had 11 employees and consultants in the Netherlands, Greece and India.

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

None of our officers and/or directors beneficially own at least 1% of the Company’s share capital.

Incentive Plan for the Chairman of our Board, Mr. Ron Hadassi

As part of the compensation plan for the Chairman of our Board, Mr. Ron Hadassi, approved at our General Meeting held in October 2016 (the “Chairman’s Incentive Plans”), Mr. Hadassi was granted options exercisable in to 38,445 ordinary shares, no par value, of the Company, constituting approximately 0.4% of our issued and outstanding share capital on a fully diluted basis. In addition Mr. Hadassi has been granted with 12,298,913 options convertible into maximum 6,149,456 shares of Elbit Medical constituting approximately 0.33% of our issued and outstanding share capital on a fully diluted basis.

2011 Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares

In April 2011, our board of directors adopted the Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s shares (the “2011 Plan”) for the grant of up to 19,829,625 options exercisable into 9,930,437 ordinary shares of Elbit Medical for an exercise price of NIS 0.40. The exercise price of each option will be reduced upon distribution of dividends, stock dividends etc. The exercise mechanism of the options into Elbit Medical’s shares will be as follows: at the exercise date the Company shall transfer to each exercising option holder shares of Elbit Medical (owned by the Company) equal to the difference between (A) the price of Elbit Medical’s shares on the TASE on the exercise date, provided that if such price exceeds 100% of the exercise price, the opening price shall be set as 100% of the exercise price (the “Capped Exercise Price”); less (B) the exercise price of the options; and the result (A minus B) will be divided by the Capped Exercise Price. In November 2012, our board of directors adopted an amendment to the 2011 Plan increasing the number of options issuable from 19,829,625 to 23,463,500 and resolved to grant an additional 3,633,875 options to employees and officer of the Company. Further, the Board had decided to amend the exercise price per share to NIS 0.133 and extend the expiration date of such options to November 29, 2017 in respect of employees and officers who served at Elbit Group at that time.

In September 2014, we granted an additional 1,800,000 options to past and present officers of Elbit Medical with an exercise price of NIS 0.115 per share.

In March 2016, we granted an additional 1,250,000 options to the new appointed chief financial officer of Elbit Medical at a price of NIS 0.10 per share.

In October 2016, we granted an additional 1,537,364 options to our chairman of the Board with an exercise price of NIS 0.106 per share .In March 2017 our board of directors has approved a grant of additional 62,500 options to an employee of the company and decided to extend the terms of the option to December 31, 2018 for the Company’s officers and June 30, 2019 for the company’s employees who served at Elbit at that time

As of March 31, 2018, 2,821,455 options were outstanding under the 2011 Plan of which 127,543,835 were vested.

All options under the 2011 Employees Stock Option plan has expired.

PC Share Option Scheme, as amended

PC’s Option Plan, as amended in August 2007, November 2008 and November 2011 (“PC’s First Option Plan”) provides for the grant of up to 338,385 options to employees, directors, officers and other persons who provide services to PC, including our employees for no consideration. In November 2012 the number of options to be granted was increased by 14,000,000 additional options (“PC’s Second Option Plan”). The exercise price per option is the average closing price of PC’s shares traded on the London Stock Exchange (“LSE”) during the fifteen-day period prior to the date of grant.

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

As of March 31, 2018, 253,520 options to purchase ordinary shares were outstanding under PC’s Option Plan of which 253,520 options were vested.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

We had 9,190,808 ordinary shares outstanding as of April 26, 2018. The voting rights of all shareholders are the same. The following table sets forth certain information as of April 26, 2018, unless stated otherwise, concerning (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares Beneficially Owned	Approximate Percentage of Shares
York Capital Management Global Advisers LLC and/or certain funds and/or accounts managed by it or its affiliates (1)	1,802,428	19.6%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates (2)	1,314,528	14.3%
All of our officers and directors as a group. (3)	12,815	0.14%

(1)	Based on the Schedule 13D filed with the SEC on February 14, 2017.

(2)	Based on information provided by the shareholder to the Company.

(3)	Taking into account options that are vested.

York Capital Management Global Advisers LLC and Davidson Kempner Capital Management LLC, together with their respective affiliates, are holders of the Notes and PC Notes. For further detail, see note 18D to our annual consolidated financial statements incorporated herein by reference.

B.	RELATED PARTY TRANSACTIONS

Repayment of Elbit Medical debt to the Company

On March 9, 2018, we announced that following Elbit Medical’s public offering of a new series of notes, Elbit Medical had transferred approximately NIS 151 million (approximately $ 43.7 million) to the Company as an early repayment on account of its debt to the Company. The balance of Elbit Medical’s debt to the Company, in the total amount of approximately NIS 2 million (approximately $ 580 thousand) was converted into approximately NIS 2 million of par value notes from the new series.

York’s investment in InSightec Series E Investment Agreement

See "Item 4B – Business Overview – Medical Companies – InSightec – Preferred stock investment round E."

InSightec Amendment to Series D Investment Agreement

In June 2014, InSightec entered into a Series D Preferred Share Purchase agreement with York Global Finance II S.à r.l. (an affiliate of York which is a related party of the Company) and other investors for an investment of up to USD 62.5 million in series D preferred shares of InSightec which than constitutes approximately 25% of InSightec’s issued and outstanding share capital on a fully diluted basis. By the end of May 2015 the entire amount was invested (“Series D Preferred Share Purchase Agreement“) ..On December 31, 2015, InSightec and some of its existing and new shareholders signed and executed an amendment to the Series D Preferred Share Purchase Agreement, as amended from time to time (the “Amendment to the Share Purchase Agreement”), under which InSightec completed an investment of $22 million in consideration for approximately 7.3% of InSightec’s outstanding share capital, on a fully diluted basis. The terms and conditions of the investment were the same as in the original Series D Preferred Share Purchase Agreement, based on the same pre-money valuation and subject to certain adjustments. InSightec.

Joint venture agreement with PC

As detailed in Item 4B – Business Overview, in August 2008 we entered into the EPI Agreement with PC, under which, amongst other things, PC was allotted 47.5% of the EPI share capital. EPI is holding two plots in India (in Bangalore and Chennai) in conjunction with local Indian partners and has engaged with certain third parties with respect of the Kochi Island project. As of the date of the execution of the EPI Agreement through the date of this annual report, the Kochi Island project was held through a special purpose vehicle other than EPI. We agreed that 50% of our rights in the Kochi Island project will be held in favor of PC, and we undertook and guaranteed to transfer the holdings in the Kochi project to EPI or 50% to PC within 12 months following the execution of the EPI Agreement, or alternatively to repay the consideration paid by PC for the rights in the project. This undertaking and guarantee have since been extended until August 25, 2013. On November 11, 2013, PC notified us of its demand that we repay the amount paid by PC for the Kochi Island project together with the interest accumulated thereupon, amounting to approximately €4.3 million (US$ 5.2 million) due to alleged failure to timely meet certain conditions set forth in the EPI Agreement. Following the approval of the Audit committee of PC and us we agreed that we will have the full rights in the Kochi Project and the amount outstanding from the Company to PC will be repaid in installments as scheduled in the agreement. As of the filing of this annual report the total amount outstanding under this loan is approximately €2.7 million.

Relationship Agreement with PC

On October 27, 2006, we entered into an agreement with PC pursuant to which we undertook, as long as we hold at least 30% of the issued share capital of PC, that neither we nor any person connected with us will compete with the business of PC related to the development of commercial and entertainment centers in Central and Eastern Europe or India or the development of the Dream Island or Casa Radio projects. The Relationship Agreement terminates in the event that PC’s shares capital ceases to be admitted to the main market of the London Stock Exchange. In the framework of the Amended PC Plan we were required by the UK Listing Authority to enter into an amended and restated relationship agreement on basically the same terms, with minor adjustments due to regulatory changes not affecting the essence of the agreement.

Guarantee Agreement with PC

On October 27, 2006, PC agreed, with effect from January 1, 2006, to pay a commission to us in respect of any and all outstanding corporate and first demand guarantees which have been issued by us in favor of PC and which remain valid and outstanding (“EI Guarantees”). The amount of the commissions to be paid will be agreed upon between us and PC at the beginning of each fiscal year, and will apply to all EI Guarantees which remain outstanding during the course of that relevant fiscal year, subject to a cap of 0.5% of the amount or value of the relevant EI Guarantee, per annum. During 2017, no guarantees were provided by us to PC.

Indemnification, Insurance and Exemption

For information regarding the grant of insurance, exemption and indemnification to our directors and officers, by us or our subsidiaries, see "Item 10B – Memorandum and Articles of Association – Insurance, Indemnification and Exemption”.

Inter-company Loans and Guarantees

From time to time we invest in our subsidiaries and jointly controlled companies, by way of equity or capital investments, or otherwise provide loans or guarantees to such companies, in order to finance their operations and businesses. All such investments are eliminated in our consolidated financial statements. Details as to material guarantees are provided in Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – “Loans” above.

Under the terms of a management agreement with Elbit Medical, we provide services of chairman of the board (20% working time) and chief executive officer and chief financial officer (each 50% working time) for a monthly payment of NIS 67,000 per month. The management agreement was approved by Elbit's audit committee, board of directors and shareholders and is in effect until November 9, 2020.

For amounts paid under our related party transactions, see note 27C to our annual consolidated financial statements incorporated herein by reference.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Legal Proceedings

For information regarding the legal proceeding we are involved in, see "Item 4 – Information on the Company – History and Development of the Company – Recent Events, and note 13B to our annual consolidated financial statements".

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

Information regarding the price history of the stock listed

The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2017	3.63	2.22	3.6	2.16
2016	4.01	2	4.18	1.88
2015	2.14	0.65	2.09	0.64
2014	26.4	1.25	26.48	1.21
2013	70	13.8	68.2	14.6

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)
2018
Q1	3.04	2.70	2.92	2.64
Q2 (through April 23, 2018)	2.75	2.69	2.66	2.65

2017
Q1	3.63	3.23	3.60	3.27
Q2	3.54	2.83	3.44	2.75
Q3	3.20	2.77	3.12	2.75
Q4	2.90	2.22	2.93	2.16

2016
Q1	3.00	2.00	2.76	1.88
Q2	2.85	2.33	2.65	2.28
Q3	4.01	2.31	4.18	2.28
Q4	3.96	3.39	3.83	3.37

The monthly high and low sale prices for our ordinary shares during the past six months were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)
April 2018 (through April 23)
March 2018	2.80	2.75	2.76	2.67
February 2018	2.85	2.70	2.83	2.64
January 2018	3.04	2.78	2.92	2.72
December 2017	2.90	2.30	2.93	2.27
November 2017	2.48	2.22	2.44	2.16
October 2017	2.80	2.47	2.75	2.43

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

Rights Attached to Shares

Our registered share capital consists of a single class of 11,666,667 ordinary shares, of no par value, of which 9,190,808 ordinary shares were issued and outstanding as of April 27, 2018.

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis. Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future, subject to applicable law. For information on our dividend policy, see "Item 8A – Financial Information – Consolidated Statements and Other Financial Information – Dividend Distribution Policy.”

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

Anti-Takeover Provisions

The Companies Law prohibits the purchase of our shares if the purchaser’s holding following such purchase increases above certain percentages without conducting a tender offer or obtaining shareholder approval. Our Amended and Restated Articles of Association increased the required amount of such tender offer to at least 10% of our outstanding ordinary shares See "Item 3D – Risk Factors - Risks Relating to Israel – "Provisions of Israeli law may delay, prevent or make more difficult a merger or other business combination, which may depress our share price.” above.

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

Issuance of a new series of convertible notes by Elbit Medical

For discussion about the issuance of a new series of convertible notes by EI – See "Item 4 – Information on the Company – History and Development of the Company – Recent Events – "Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company".

Sale of Belgian Hotels

For discussion about the sale of our hotels in Antwerp Belgium –See “Item 5 - Sources of Cash from Major Transactions and Events – 2015.”

Sale of the Radisson Complex

For a discussion of the sale of the Radisson Hotel Complex see "Item 4 – Information on the Company – History and Development of the Company – Recent Events – Sale of our holdings in the Radisson complex in Bucharest, Romania"

Sale of plot in Bangalore, India

For a discussion of sale agreement of our plot in Bangalore (including amendment thereto) see "Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to Sell a Plot in Bangalore, India”.

Acquisition of a loan to control the Liberec Plaza

For a discussion regarding our acquisition of Liberec Plaza, see "Item 5 – Operating and Financial Review and Prospects – 2015”.

Debt repayment agreement and Sale of Zgorzelec Plaza commercial Center

For a discussion regarding debt repayment agreement and the sale of Zgorzelec commercial center see "Item 4 - Information on the Company – History and Development of the Company – Recent Events – Debt repayment agreement and Sale of Zgorzelec Plaza Shopping Commercial Center”.

Acquiring bank loan for PC’s plot in Brasov, Romania

For a discussion regarding acquiring bank loan in Brasov, Romania see "Item 4 - Information on the Company – History and Development of the Company – Recent Events – Acquiring bank loan for PC’s plot in Brasov, Romania”.

The Debt Restructuring

For a discussion of the Debt Restructuring, see above "Item 4 – Information on the Company – History and Development of the Company – Recent Events – “Our Debt Restructuring”.

The PC Debt Restructuring

For a discussion of the Amended PC Plan, see above "Item 4 – Information on the Company – History and Development of the Company – Recent Events – PC Debt Restructuring”.

124

\

Issuance of Series I Notes

For a discussion of the our Series I Notes, see above "Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Liquidity – Other Loans”.

Medical

For information regarding the investment in InSightec by Koch Disruptive Technologies, York Global Finance II S.à r.l., an affiliate of York Capital Management which is a related party of the Company certain other investors see Item 4 - Information on the Company – History and Development of the Company – Recent Events –
“InSightec Equity Round”.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding shares (by vote or value); U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding our ordinary shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar; real estate investments trusts, regulated investment companies, insurance companies, tax-exempt organizations, qualified retirement plan or individual retirement account; financial institutions, grantor trusts, S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate, or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.

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

Disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if we are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares (other than in certain non-recognition transactions), a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held our ordinary shares for more than one year at the time of the disposition. Under current law, long-term capital gains are subject to a maximum rate of 20%. Capital gain from the sale, exchange or other disposition of our ordinary shares held for one year or less is short-term capital gain and taxed at ordinary income tax rates. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A U.S. holder that receives foreign currency upon the disposition of our ordinary shares and converts the foreign currency into U.S. dollars after the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

We believe that we were not a PFIC in 2017. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. In addition, there can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2018 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes, or to “mark-to-market” the ordinary shares or to become subject to the “excess distribution” regime. If we are a PFIC, U.S. holders will generally be required to file an annual report with the IRS.

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

Information Reporting and Backup Withholding

U.S. holders (other than certain exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid on our ordinary shares in the United States or by a U.S. payor or U.S. middleman or the gross proceeds from disposing of our ordinary shares. U.S. holders generally are also subject to backup withholding (currently 24%) on dividends paid in the United States or by a U.S. payor or U.S. middleman on our ordinary shares and on the gross proceeds from disposing of our ordinary shares, unless the U.S. holder provides an IRS Form W-9 or otherwise establishes that such holder is exempt from backup withholding.

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

As of December 31, 2017, we had exposure to the following risks that are related to financial instruments:

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

In addition a significant part of our business/investments are denominated in foreign currencies (Euro for the commercial center business and plots in Eastern Europe, US dollar for the Medical business and INR for the plots in India) while the corporate obligations of us and PC and Elbit Medical (mainly notes) are linked to the Israeli NIS. Our main source to serve these corporate debts will arrive mainly from the sale of these assets/investments. Therefore a devaluation of each of these currencies against the NIS until the date of the execution of the relevant sale transaction may significantly affect us and PC cash flow and our ability to repay our debts in a timely manner. As of the filling of this annual report we do not actively hedge this risk.

The following table details sensitivity analysis to a change of 10% in our main foreign currencies, as of December 31, 2017, against the relevant functional currency and their effect on the statements of income and the shareholder’s equity (before tax and before capitalizing any exchange results to qualified assets):

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
	(In NIS thousands)
Financial assets
Cash and deposits	NIS	EURO	+10%	368
Cash and deposits	NIS	USD	+10%	131
Cash and deposits	Euro	PLN	+10%	174
Cash and deposits	Euro	USD	+10%	243
Cash and deposits	Euro	NIS	+10%	13,305
Total				14,221
Financial Liabilities
Loans at amortized cost	Euro	PLN	+10%	(2,125)
Notes at amortized cost	RON	Euro	+10%	(46,425)
Total				(48,550)

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

Due to the nature of its activity, our commercial centers business do not materially exposed to credit risks stemming from dependence on a given customer. Our company examined on an ongoing basis the credit amounts extended to its customers and, accordingly, records a provision for doubtful debts based on those factors it considers having an effect on specific customers.

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

The following table presents the effect of an increase of 1% in the LIBOR rate with respect to financial assets and liabilities as of December 31, 2017, which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

Profit (loss)
NIS thousands
Notes linked to the PLN	(213)

The following table presents our long-term financial liabilities classified according to their interest rate and their contractual maturity date: (*)

Functional	Linkage	Interest	Average Interest	Repayment Years
Currency	Currency	Rate %	Rate %	1	2	3	4	5	Total

€	PLN	6M WIBOR+6	7.8	21.2	-	-	-	-	21.2
€	NIS (linked to CPI)	6-6.9	6-6.9	(*)213.1	223.2	53.9	-	-	490.2
NIS	NIS (linked to CPI)	6	6	296.2	275.6	-	-	-	571.8
				530.5	498.8	53.9	-	-	1,083.2

(*) Regarding PC Notes - the repayment take into account the minimum contractual payments on the PC Notes to achieve the Deferral see note 11 E.

Israeli consumer price index risk

A significant part of our borrowings consists of notes raised by us on the TASE and which are linked to the increase in the Israeli consumer price index above the base index at the date of the Notes issuance. An increase of 2% in the Israeli consumer price index will cause an increase in our finance expenses for the year ended December 31, 2017 (before tax) in the amount of NIS 19 million (approximately $5 million).

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

The following table presents the book value and fair value of our financial assets (liabilities), which are presented in our consolidated financial statements at other than their fair value:

	As of December 31, 2017
	Book Value	Fair Value
Notes	(1,024,168)	(911,051)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

PC Debt Restructuring

On November 18, 2013, our subsidiary PC announced that it had filed for reorganization proceedings and submitted a restructuring plan to the Dutch Court proposed to its creditors, which was further amended. For more information, see "Item 4 – Information on the Company – History and Development of the Company – Recent Events –PC Debt Restructuring” and "Item 4 – Information on the Company – History and Development of the Company – Recent Events – Amendment of the Restructuring Plan of PC".

Our Debt Restructuring

See "Item 4 – Information on the Company – History and Development of the Company – Recent Events –PC Debt Restructuring” and "Item 4 – Information on the Company – History and Development of the Company – Recent Events – Our Debt Restructuring".

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2017.

There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on this evaluation, our principal executive officer and chief financial officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013). Based on the above, our management has assessed and concluded that, as of December 31, 2017, our internal control over financial reporting is effective.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting other than the recommendations of the special committees as described below:

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

Potential violation of the requirements of the FCPA in Agency and SEC agreement from 2011

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

For more information see "Item 4 – Information on the Company – History and Development of the Company – Recent Events –Approval of an offer of Settlement with the SEC in the matter of Alleged PC Violations of FCPA”.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with Nasdaq Corporate Governance Rules, our board of directors has determined that both Mr. Alon Bachar and Mr. Nadav Livni are “audit committee financial experts” as defined in the instructions to Item 16A. of Form 20-F and are independent in accordance with the NASDAQ listing standards for audit committees applicable to us.

ITEM 16B.	CODE OF ETHICS

Our principal executive officer, principal financial officer as well as all other directors, officers and employees are bound by a Code of Ethics and Business Conduct. Our Code of Ethics and Business Conduct is posted on and can be accessed via our web-site at www.elbitimaging.com. We will provide any person, without charge, upon request, a copy of our Code of Ethics. Such request should be submitted to our Corporate Secretary at Shimshon 3, Petah Tikva, Israel and should include a return mailing address.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by Deloitte and by EY for professional services for each of the last two fiscal years were as follows:

Services Rendered	EY 2017 Fees	EY 2016 Fees	Deloitte 2016 Fees
Audit (a)	$723,477	$1,096,498	$382,484
Audit-related (b)	$16,007	-	$2,574
Tax (c)	$48,023	$57,354	$14,804
All other fees (d)	-	-	-
Total	$787,506	$1,153,852	$399,862

(a)	Audit Fees

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

None of the Audit-Related Fees, Tax Fees or Other Fees paid by us for services provided by Deloitte and/or EY were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by Section 10A of the Exchange Act.

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

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for adjourned shareholder meetings, as described in Item 10B – Memorandum and Articles of Association – “Voting Rights”; (ii) executive sessions of independent directors, which are not required under the Companies Law; (iii) that director nominees either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors, and (iv) shareholder approval with respect to issuance of securities under equity based compensation plans. NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require compensation committee and shareholder approval.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements for the period ending December 31, 2017 are found at the end of this Annual Report, beginning on page F-1.

PART III

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 filed on March 13, 2014).
1.2	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 filed on March 13, 2014).
2.1	Form of ordinary share certificate (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 filed on March 13, 2014).
4.1	English translation of the Plan of Arrangement as approved by the Tel-Aviv Jaffa District Court on January 1, 2014 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed on April 30, 2014).
4.2	English translation of the Company’s compensation policy for officers and directors, adopted on August 14, 2014, as amended on March 31, 2016 and on October 13, 2016 (incorporated by reference to our Report on Form 6-K filed on September 6, 2016).
4.3	Restructuring Plan of Plaza Centers N.V as approved by the District Court of Amsterdam in the Netherlands on July 10, 2014 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed on April 30, 2015).
4.4	Terms of Consultancy Agreement with our director Boaz Lifschitz (incorporated by reference to Exhibit 99.2 of our Report on Form 6-K filed on July 11, 2014).
4.5	Series D Preferred Share Purchase Agreement, dated as of June 26, 2014, among certain purchasers and InSightec, as amended on September 7, 2014, December 15, 2014, June 10, 2015 and on December 30, 2015 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F dated April 30, 2015).
4.6	Fourth Supplement and Amendment dated June 10, 2015 to the Series D Preferred Share Purchase Agreement among certain purchasers and InSightec dated June 26, 2014 (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F dated April 21, 2016).
4.7	Fifth Supplement and Amendment dated December 30, 2015 to the Series D Preferred Share Purchase Agreement among certain purchasers and InSightec dated June 26, 2014 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F dated April 21, 2016)
4.8	Share Purchase Agreement, dated May 7, 2015, Astrid Hotel Holdings B.V and Astrid JV S.A.R.L (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F dated April 21, 2016).
4.9*	Fifth Amendment Agreement to Facilities Agreement, dated March 10, 2016, between Raiffeisen Bank International Ag, Raiffeisen Bank S.A., and Bucuresti Turism S.A, and the Company and Term Facility Agreement, dated March 10, 2016 between Raiffeisen Bank International Ag, Raiffeisen Bank S.A., and Bucuresti Turism S.A, and the Company (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F dated April 21, 2016).
4.10	Securities Purchase Agreement and Supplemental Agreement, dated December 2, 2015, as was amended on June 16, 2017, between AAYAS Trade Services Private Limited, Elbit Plaza India Real Estate Holdings Limited, Koyenco Limited, Minerva Infratech Private Limited, and Mantri Developers Private Limited (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F dated November 13, 2017).
4.11	Consensual Terms of Loan Transfer, dated September 29, 2015 between MKB Bank Zrt. and Plaza Centers Enterprises B.V with respect to Liberec Plaza commercial center (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F dated April 21, 2016).
4.12	Bank loan acquired by PC, dated December 6, 2016 which is held against PC’s plot in Brasov, Romania (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F dated November 13, 2017).
4.13	Debt Repayment Agreement in relation to Zgorzelec Plaza commercial in Poland, dated June 28, 2016 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F dated November 13, 2017).
4.14	Receivable Transfer Contract regarding the Acquisition of a loan to control the Liberec Plaza commercial center, dated March 31, 2016 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F dated November 13, 2017).
4.15**	Amended and restated Securities Purchase Agreement dated March 27, between AAYAS Trade Services Private Limited, Elbit Plaza India Real Estate Holdings Limited, Koyenco Limited, Minerva Infratech Private Limited, and Mantri Developers Private Limited.
4.16**	Master Agreement for the Sale and Purchase of Shares in Bucuresti Turism s.a., Bea Hotels Eastern Europe (Romania) s.a. and indirectly Romextur s.a.
4.17**	Trust Deed for Elbit Medical Technologies (Series C) convertible notes issued on February 2018.
4.18**	Trust Deed for the Company's (Series I) notes issued on February 2014.
8.1**	List of subsidiaries
12.1**	Certification of the principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of the principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Table of advisors relied upon in the consolidated financial statements as of December 31, 2017 for the years ended December 31, 2017, 2016 and 2015.
15.2**	Consent of Colliers international
15.3**	Consent of Cushman and Wakefield
15.4**	Consent of Cushman and Wakefield
15.5**	Consent of Jones Lang LaSalle Services SRL
15.6**	Consent of Pulvernis Bareket Ben-Yehuda Ltd.
15.7**	Consent of Greenberg Olpiner and Co.
15.8**	Consent of Jones Lang LaSalle SP. Z o.o.
15.9**	Consent of Jones Lang LaSalle Kft.
15.10**	Consent of BRIGHTMAN ALMAGOR ZOHAR and CO for the Company’s consolidated financial statements.
15.11**	Consent of BRIGHTMAN ALMAGOR ZOHAR and CO for InSightec’s consolidated financial statements.
15.12**	Consent of KOST FORER GABBAY and KASIERE for the Company’s consolidated financial statements.

*	Confidential treatment granted with respect to certain portions of this Exhibit.
**	Filed herewith

ELBIT IMAGING LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

F-1

ELBIT IMAGING LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Elbit Imaging Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Elbit Imaging Ltd and its subsidiaries (the “Company”), as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations, changes in equity, and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also audited the adjustments described in Note 19 that were applied to adjust the 2015 consolidated financial statements due to discontinued operation. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2015 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 consolidated financial statements taken as a whole.

We did not audit the financial statements of an associate, in which the Company has an 22.5% interest and are accounted for using the equity method, stated at NIS 0 thousand and NIS 5,300 thousand as of December 31, 2017 and 2016, respectively, and the Company’s share of its losses amounted to NIS 5,300 thousand for the years ended December 31, 2017 and NIS 49,670 thousand for the year ended December 31, 2016. The financial statements of this associate were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this associate is based solely on the reports of the other auditors.

Emphasis of matters:

1.	Note 1(C) to the consolidated financial statements, which describes the Company’s financial position and the resources until November 2019 that are expected to serve the repayment of Company’s liabilities. The Company’s management and board of directors are of the opinion, based on its projected cash flows and the assumptions described, that the Company can execute its plans and that it would be able to serve its indebtedness in the foreseeable future.

2.	Note 7(B)(2) to the consolidated financial statements, which describes conditions that indicate the existence of a material uncertainty that casts significant doubts about the ability of Company’s subsidiary to continue as a going concern. Subsidiary’s management plans with regard to these matters are discussed in Note 7(B)(2). The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company’s subsidiary were unable to continue as a going concern.

3.	Note 4(C)(1)(c) which discloses potential irregularities regarding to Casa Radio project in Romania and their potential implications.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

4.	Note 4(c)(1)(b) which discloses the risk that the public authorities my seek to terminate the Public Private Partnership Agreement (“PPP Agreement”) and/or relevant permits and/or could seek to impose delay penalties on the basis of perceived breaches of the subsidiary’s commitments under the PPP Agreement. In the event that the public authorities seek to terminate the PPP Agreement and/or seek to impose penalties, the Company’s subsidiary may incur penalties and/or recover less than the carrying amount of the Casa radio asset recorded in the consolidated financial statements as at year end (NIS 209.7 million).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2017.

Tel-Aviv, Israel

April 25, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Elbit Imaging Ltd.

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 19 to the consolidated financial statements, the consolidated statements of income, comprehensive income, changes in equity, and cash flows of Elbit Imaging LTD and its subsidiaries (the “Company”) for the year ended December 31, 2015 (the 2015 consolidated financial statements before the effects of the adjustments discussed in Note 19 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such 2015 consolidated financial statements, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 19 to the consolidated financial statements, present fairly, in all material respects, the financial performance and cash flows of Elbit Imaging Ltd and subsidiaries for the year ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations discussed in Note 19 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Without qualifying our opinion, we draw attention to:

1.	Note 4 (c) (1) (c) and note 13 (c) (12) in the consolidated financial statements which disclose, among other things, potential irregularities concerning the Casaradio Project in Romania and their potential consequences, including Foreign Corrupt Practice Act implications as of December 31, 2015.

2.	As discussed in Note 13, claims have been filed against Group companies as of December 31, 2015, one of which was certified as a class action.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel

March 31, 2016

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT FINANCIAL POSITION

		December 31
				Convenience translation (note 2d)
		2017	2016	2017
	Note	NIS in thousands		USD in thousands
ASSETS
CURRENT ASSETS
Cash and cash equivalents		465,739	89,688	134,335
Short-term deposits and investments	(3a)	10,495	39,527	3,027
Trade accounts receivables	(3b)	-	34,168	-
Other receivables	(3c)	7,222	13,344	2,083
Inventories		-	1,865	-

		483,456	178,592	139,445

NON-CURRENT ASSETS
Trading property	(4)	492,619	1,310,549	142,088
Deposits, loans and other long-term balances	(3d)	34,874	23,484	10,058
Investments in associates and joint venture	(5,6)	5,592	26,949	1,613
Property, plant and equipment, net	(8)	830	721,635	239

		533,915	2,082,617	153,998

		1,017,371	2,261,209	293,443

CURRENT LIABILITIES
Current maturities of long term borrowings and short-term credits	(9)	780,861	1,128,768	225,226
Suppliers and service providers		2,720	34,160	785
Payables and other credit balances	(10)	63,293	46,699	18,255

		846,874	1,209,627	244,266
NON-CURRENT LIABILITIES
Borrowings	(11)	243,311	852,870	70,179
Other liabilities	(4c1d), (4d2)	75,970	57,155	21,913
Deferred taxes	(12)	-	92,942	-

		319,281	1,002,967	92,092
Commitments, Contingencies, Liens and Collaterals	(13)

Shareholders’ Equity	(14)
Share capital and share premium		1,105,974	1,105,974	319,000
Reserves		(870,043)	(787,765)	(250,951)
Retained losses		(430,366)	(406,698)	(124,131)

Attributable to equity holders of the Company		(194,435)	(88,489)	(56,082)
Non-controlling interest		45,651	137,103	13,167

		(148,784)	48,614	(42,915)

		1,017,371	2,261,209	293,443

April 25, 2018
Date of approval of the financial statements	Yael Naftali Chief Financial Officer	Ron Hadassi Chairman of the Board of Directors and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

 ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

		Year ended December 31
					Convenience translation (note 2d)
		2017	(*)2016	(*)2015	2017
	note	NIS in thousands			USD in thousands

REVENUES AND GAINS

REVENUES
Revenues from sale of commercial centers		782,829	126,019	200,078	225,794

Total revenues		782,829	126,019	200,078	225,794

GAINS AND OTHER
Rental income from commercial centers		31,997	66,417	83,849	9,229
Gain from sale of investees		-	-	6,712	-

Total gains		31,997	66,417	90,561	9,229

Total revenues and gains		814,826	192,436	290,639	235,023

EXPENSES AND LOSSES
Cost of commercial centers	16a	805,623	159,806	290,360	232,369
General and administrative expenses	16b	14,930	10,257	16,678	4,306
Share in losses of associates, net	6,7	20,202	54,313	42,925	5,827
Financial expenses	16c	112,296	124,354	207,721	32,390
Financial income	16d	(1,811)	1,056	(2,154)	(522)
Change in fair value of financial instruments measured at fair value through profit and loss	16e	-	(2,707)	2,568	-
Write-down, charges and other expenses, net	16f	101,120	162,318	99,292	29,166

		1,052,360	509,397	657,390	303,536

Loss before income taxes		(237,534)	(316,961)	(366,751)	(68,513)

Income taxes expenses	12	11,244	3,020	4,402	3,243

Loss from continuing operations		(248,778)	(319,981)	(371,153)	(71,756)

Profit (loss) from discontinued operations, net	19	(152,903)	7,913	56,231	(44,102)

Loss for the year		(401,681)	(312,068)	(314,922)	(115,858)

(*) Reclassified (discontinued operations). Refer to Note 19.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS (Cont.)

		Year ended December 31
					Convenience translation (note 2d)
		2017	(*)2016	(*)2015	2017
	note	NIS in thousands			USD in thousands
		(Except share and per share data)
Attributable to:
Equity holders of the Company		(338,034)	(194,830)	(186,150)	(97,500)
Non-controlling interest		(63,647)	(117,238)	(128,772)	(18,358)

		(401,681)	(312,068)	(314,922)	(115,858)

Loss from continuing operations
Equity holders of the Company		(185,132)	(202,724)	(242,709)	(53,398)
Non-controlling interest		(63,647)	(117,257)	(128,463)	(18,358)

		(248,779)	(319,981)	(371,172)	(71,756)

Profit (loss) from discontinued operation, net
Equity holders of the Company		(152,903)	7,893	56,540	(44,102)
Non-controlling interest		-	20	(309)	-

		(152,903)	7,913	56,231	(44,102)

Loss per share - (in NIS)	(16j)
Basic and diluted earnings (loss) per share:
From continuing operation		(20.14)	(22.05)	(21.73)	(5.8)
From discontinued operations		(16.64)	0.85	1.48	(4.8)

		(36.78)	(21.20)	(20.25)	(10.6)

(*) Reclassified (discontinued operations). Refer to Note 19.

The accompanying notes are an integral part of the consolidated financial statements.

 ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31
				Convenience translation (note 2d)
	2017	2016	2015	2017
	NIS in thousands			USD in thousands
	(Except share and per share data)

Loss for the year	(401,681)	(312,068)	(314,922)	(115,858)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(13,597)	(33,933)	(91,319)	(3,926)
Gain from cash flow hedge	-	1,670	2,081	-
Reclassification adjustments relating to foreign operations disposed of in the year	213,848	-	(32,454)	61,681
	200,251	(32,263)	(121,692)	57,755

Items not to be reclassified to profit or loss in subsequent periods (*):
Additions during the year	9,763	90,410	83,582	2,816

	9,763	90,410	83,582	2,816

Other comprehensive income (loss)	210,014	58,147	(38,110)	60,571

Comprehensive loss	(191,667)	(253,921)	(353,032)	(55,287)

Attributable to:
Equity holders of the Company	(127,918)	(128,114)	(206,504)	(36,896)
Non-controlling interest	(63,749)	(125,807)	(146,528)	(18,387)

	(191,667)	(253,921)	(353,032)	(55,283)
Loos from continuing operations
Equity holders of the Company	(198,441)	(211,394)	(206,597)	(57,236)
Non-controlling interest	(63,935)	(127,281)	(143,610)	(18,441)

	(262,376)	(227,675)	(350,208)	(75,677)

Profit (loss) from discontinued operation, net
Equity holders of the Company	70,895	83,279	(3,226)	20,449
Non-controlling interest	(186)	1,474	402	(54)

	70,708	84,753	(2,824)	20,395

(*)   All amounts are presented net of related tax.

The accompanying notes are an integral part of the consolidated financial statements.

 ELBIT IMAGING LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital and premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	NIS in thousands

Balance -January 1, 2015	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	481,258	713,237

Loss for the year	-	-	-	-	-	(186,150)	(186,150)	(128,772)	(314,922)
Other comprehensive income (loss)	-	8,007	60,783	-	(109,649)	20,504	(20,355)	(17,756)	(38,111)
Stock based compensation expenses	-	-	-	845	-	-	845	(175)	670
Transaction with non-controlling interest	-	(148,066)	37,413	-	94,933	8,142	(7,578)	(50,565)	(58,143)
Expiration of options held by minority	-	-	-	546			546	787	1,333
Cancelation of treasury stock and old stock	50,918	-	-	(50,918)	-	-	-	-	-

Balance -December 31, 2015	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	284,777	304,064

(*)     Includes transactions with non-controlling interest reserve and hedging reserve.

 ELBIT IMAGING LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Cont.)

	Share capital and premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	NIS in thousands

Balance -January 1, 2016	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	284,777	304,064

Loss for the year	-	-	-	-	-	(194,830)	(194,830)	(117,238)	(312,068)
Other comprehensive income (loss)	-	2,015	76,025	-	(24,089)	12,765	66,716	(8,569)	58,147
Stock based compensation expenses	-	-	-	27	-	-	27	149	176
Transaction with non-controlling interest	-	40,903	-	-	(27,369)	-	13,534	(15,239)	(1,705)
Forfeiture of stock options granted	-	6,777	-	-	-	-	6,777	(6,777)	-

Balance -December 31, 2016	1,105,974	(292,212)	304,770	27	(800,350)	(406,698)	(88,489)	137,103	48,614

(*)       Includes transactions with non-controlling interest reserve and hedging reserve.

 ELBIT IMAGING LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Cont.)

	Share capital and premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	NIS in thousands

Balance -January 1, 2017	1,105,974	(292,212)	304,770	27	(800,350)	(406,698)	(88,489)	137,103	48,614

Loss for the year	-	-	-	-	-	(338,034)	(338,034)	(63,647)	(401,681)
Other comprehensive income (loss)	-	-	(1,960)	-	200,518	11,556	210,114	(100)	210,014
Stock based compensation expenses	-	-	-	199	-	-	199	503	702
Disposal as a result of sale of subsidiary (see note 19)	-	-	(302,810)	-	-	302,810	-	(6,433)	(6,433)
Change in holding rate in subsidiary	-	1,537	-	-	-	-	1,537	(1,537)	-
Forfeiture of stock options granted	-	20,238	-	-	-	-	20,238	(20,238)	-

Balance -December 31, 2017	1,105,974	(270,437)	-	226	(599,832)	(430,366)	(194,435)	45,651	(148,784)

(*)       Includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes are an integral part of the consolidated financial statements.

 ELBIT IMAGING LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Cont.)

	Share capital and premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders’ equity
	USD in thousands

Balance -January 1, 2017	319,000	(84,284)	87,906	8	(230,848)	(117,305)	(25,523)	39,545	14,022

Loss for the year	-	-	-	-	-	(97,500)	(97,500)	(18,358)	(115,858)
Other comprehensive income (loss)	-	-	(565)	-	57,836	3,333	60,604	(29)	60,575
Stock based compensation expenses	-	-	-	57	-	-	57	145	202
Disposal as a result of sale of subsidiary (see note 19)	-	-	(87,341)	-	-	87,341	-	(1,856)	(1,856)
Change in holding rate in subsidiary	-	443	-	-	-	-	443	(443)	-
Forfeiture of stock options granted	-	5,837	-	-	-	-	5,837	(5,837)	-

Balance -December 31, 2017	319,000	(78,004)	-	65	(173,012)	(124,131)	(56,082)	13,167	(42,915)

(*)       Includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes are an integral part of the consolidated financial statements.

 ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31
				Convenience translation (note 2d)
	2017	2016	2015	2017
	NIS in thousands			USD in thousands

Cash Flows From Operating Activities

Loss for the year	(401,681)	(312,068)	(321,796)	(115,858)

Adjustments to profit (loss):
Tax expenses recognized in profit and loss	11,164	2,906	5,631	3,220
Finance expenses recognized in profit and loss, net	344,434	142,336	239,598	99,346
Income tax paid in cash	(1,856)	(803)	(509)	(535)
Depreciation, amortization and other (including impairment)	119,694	196,141	123,145	34,524
Realization of foreign currency translation reserve in connection with sale operations	-	-	(56,063)	-
Profit from realization of subsidiary (Appendix A)	(56,544)	-	(4,147)	(16,309)
Profit from realization of investments in associates and joint venture	-	-	(6,713)
Share in losses of associates, net	20,202	54,312	42,925	5,827
Profit from realization of assets and liabilities	(3,204)	(7,973)	(4,872)	(924)
Stock based compensation expenses	719	189	1,047	207
Other	(759)	(412)	(488)	(219)
Change in trade accounts receivables	10,000	(22,797)	3,415	2,884
Change in receivables and other debit balances	(21,657)	61	10,968	(6,247)
Change in Inventories	187	106	(118)	54
Change in trading property	385,127	18,708	181,680	111,084
Change in suppliers and service providers	(1,301)	20,929	(7,095)	(375)
Change in payables and other credit balances	29,287	(14,605)	(13,241)	8,447

Net cash provided by operating activities of continuing operations	433,812	77,030	193,367	125,126

Net cash used in discontinued operating activities	-	-	(2,014)	-

Net cash provided by operating activities	433,812	77,030	191,353	125,126

 ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Year ended December 31
				Convenience translation (note 2d)
	2017	2016	2015	2017
	NIS in thousands			USD in thousands
	(Except share and per share data)
Cash flows from investing activities

Proceeds from realization of investments in subsidiaries (a)	442,708	-	192,026	127,693
Proceeds from realization of investments in associates and joint venture	1,983	83,792	76	572
Purchase of property plant and equipment, and other assets	(4,095)	(2,872)	(23,630)	(1,181)
Proceeds from realization of property plant and equipment	3,635	22,278	12,916	1,048
Proceed from realization of long-term deposits and long-term loans	1,085	7,128	10,197	313
Investment in long-term deposits and long-term loans	974	(10,851)	-	281
Interest received in cash	-	328	1,404	-
Change in short-term deposits and marketable securities, net and changes in restricted cash	12,916	(9,917)	5,070	3,725

Net cash provided by continued investing activities	459,206	89,886	198,059	132,451

Net cash provided by discontinued investing activities	-	-	37,737	-

Net cash provided by investing activities	459,206	89,886	235,796	132,451

 ELBIT IMAGING LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

		Year ended December 31
		2017	2016	2015	Convenience translation (note 2d) 2017
		NIS in thousands			USD in thousands
		(Except share and per share data)
	Cash flows from financing activities

	Interest paid in cash	(75,584)	(107,297)	(129,350)	(21,801)
	Purchase of non-controlling interest	-	(701)	(62,059)	-
	Proceeds from long-term borrowings	16,364	204,615	-	4,720
	Repayment of long-term borrowings	(460,523)	(332,553)	(377,406)	(132,830)
	Proceeds (payments) from hedging activities through sale of options and forwards	-	2,677	(1,610)	-
	Repayment of short-term credit	-	-	(6,997)	-

	Net cash used in continued financing activities	(519,743)	(233,259)	(577,422)	(149,911)

	Net cash used in discontinued financing activities	-	-	(2,135)	-

	Net cash used in financing activities	(519,743)	(233,259)	(579,557)	(149,911)

	Increase (decrease) in cash and cash equivalents	373,275	(66,343)	(152,408)	107,665
	Cash and cash equivalents at the beginning of the year	89,688	157,851	323,182	25,869

	Cash and cash equivalents related to discontinued operations at the end of the year	-	-	-	-

	Net effect on cash due to currency exchange rate changes	2,776	(1,820)	(12,923)	801

	Cash and cash equivalents at the end of the year	465,739	89,688	157,851	134,335

(a)	Proceeds from realization of investments in subsidiaries:

	Working capital (excluding cash), net	1,426	-	(15,591)	411
	Long term deposits	9,302	-	-	2,683
	Property, plant equipment and other assets	705,809	-	203,470	203,579
	Bank loans	(231,631)	-	-	(66,810)
	Deferred taxes	(92,309)	-	-	(26,625)
	Non- controlling interests	(6,433)	-	-	(1,855)
	Profit from realization of subsidiaries	56,544	-	4,147	16,309

		442,708	-	192,026	127,692

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Elbit Imaging Ltd. (“the Company”) was incorporated in Israel. The Company’s shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on the NASDAQ Global Select Market. Following debt restructuring plan approved in 2014 the Group main focus is to reduce corporate debt by early repayments following sale of assets and to continue with efficiency measures and cost reduction where possible.

b.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

●	Medical industries and devices - through the Company indirect holdings in two companies which operates in the field of life science: (i) INSIGHTEC which operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; and (ii) Gamida which operates in the field of research, development and manufacture of products designated for certain cancer diseases.

●	Plots in India - plots designated for sale which were initially designated to residential projects.

●	Plots in Eastern Europe initially designated for development of commercial centers - includes plots in Eastern Europe (and in Greece) held by our subsidiary Plaza Centers N.V. (“PC”) whose business strategy is to no longer develop commercial centers but to dispose of its real estate assets at optimal market conditions.

●	With regards to the sale of Radisson hotel Complex in Bucharest Romania on December 18, 2017, see note 19. Accordingly, this operation is presented in these financial statements as discontinued operation.

c.	Financial position as of December 31, 2017:

As of the financial statements’ approval date, the Company’s standalone financial position includes liabilities to Series H and Series I notes in the aggregate principal amount of approximately NIS 271 million. An amount of approximately NIS 50 million (principal plus future accrued interest) is due to Series H notes until May 30, 2018. The remaining amount of approximately NIS 250 million (principal plus future accrued interest) will become due until November 2019. In addition, until November 2019 the Company has certain operational expenses and other current liabilities for its ongoing operations in the amount of approximately NIS 28 million.

The Company has prepared a projected cash flow that outlines the relevant resources until November 2019 that are expected to serve the repayments to Series H and I notes which includes the following resources : (i) cash and cash equivalents (on a standalone basis) of approximately NIS 113 million; (ii) proceeds from payments on account of the sale of the Company’s plot in Bangalore (India) in the amount of approximately NIS 51 million based on the current valuation which is lower than the sale agreement signed on March 2018 as mentioned in note 4 d.; (iii) proceeds from the Company’s plot in Chennai in the amount of NIS 28 million based on the current valuation of the plot (iv) proceeds from sale of the Company’s shares in Elbit Medical.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

c.	Financial position as of December 31, 2017 (Cont.):

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

f.	Definitions:

The Company	-	Elbit Imaging

Group	-	The Company and its Investees

Investees	-	Subsidiaries, joint ventures and associates

PC	-	Plaza Centers N.V. Group, a subsidiary of the Company, which in past operated mainly in the field of commercial centers and is traded in the Main Board of the London Stock Exchange, the Warsaw stock Exchange (“WSE”) and Tel Aviv Stock Exchange. As of December 31, 2017, the Company holds 44.9% in PC.

Elbit Medical	-	Elbit Medical Technologies Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange. As for December 31, 2017, the Company holds approximately 89% of Elbit Medical share capital (88.7% on a fully diluted basis).

Related parties	-	As defined in International Accounting Standard (“IAS”) no. 24 see note 17.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance:

The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

b.	Basis for preparation:

The audited consolidated financial statements have been prepared on the historical cost basis except for (i) financial instruments measured at fair value; (ii) certain trading property measured at net realizable value (see note 2w.(1)a.); and (iii) certain property, plant and equipment (hotels) were presented until their disposal at the revaluation model (based on fair value). The principal accounting policies are set out below.

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

The balance sheet as of December 31, 2017, and statement of income, statement of other comprehensive income, statement of changes in shareholders’ equity and statement of cash flows for the year then ended have been translated into USD using the representative exchange rate as of that date (USD 1= NIS 3.467). Such translation was made solely for the convenience of the U.S. readers. The USD amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in USD or convertible into dollars but only a convenience translation of reported NIS amounts into USD, unless otherwise indicated. The convenience translation supplementary financial data is audited and is not presented in accordance with IFRSs.

e.	Operating cycle:

The Group is unable to clearly identify its actual operating cycle with respect to trading property. As such, the Group’s operating cycle relating to trading property and corresponding borrowings is 12 months. Trading property and borrowings associated therewith are presented as non-current assets and non-current liabilities, respectively.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Basis for consolidation:

1.	Assessment of control:

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

As for de facto control of the Company in PC see w (2) below.

2.	Changes in the Group’s ownership interests in existing subsidiaries:

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Investments in associates and joint ventures:

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Foreign currency:

1.	Foreign currency transactions:

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

Exchange rate differences as a result of the above are recognized in statement of income, except for: (i) exchange rate differences charged to foreign currency translation reserve (see (2) below); and (ii) exchange rate differences charge to revaluation of property plant and equipment carried at fair value (see l below)

2.	Financial statements of foreign operations:

For the purpose of the audited consolidated financial statements, the assets and liabilities of foreign operations (the functional currency of each foreign operation is the currency of the primary economic environment in which it operates) are translated to New Israeli Shekels (“NIS”) which is the functional currency and the presentation currency of the Company, based on the foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency of the Company based on exchange rates as at the date of each transaction or for sake of practicality using average exchange rates for the period.

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Foreign currency (Cont.):

2.	Financial statements of foreign operations (Cont.):

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

3.	Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	December 31
	2017	2016

USD ($)	3.467	3.845
EURO (EUR)	4.153	4.044
Romanian New Lei (RON)	0.8912	0.8905
Indian Rupee (INR)	0.0544	0.0565

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	December 31,
	2017	2016	2015

USD ($)	(10)	(1)	-
EURO (EUR)	3	(5)	(10)
Romanian New Lei (RON)	(3)	(5)	(11)
Indian Rupee (INR)	(4)	(4)	(5)

i.	Cash and cash equivalents:

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Trading property

Real estate properties for future sale are classified as trading properties and are stated at the lower of cost and net realizable value.

Net realizable was determined based on the residual method using the estimated selling price less cost for completion and executing the sale discounted in the applicable discount rate without taking into account the developer’s profit and assuming that marketing period is restricted to a period which is lower than the normal one or the comparable method taking into account the specific restrictions that the Group has on the property. See also 2 w (1)a below and note 4 c (1) and note 4 d.

Costs of commercial centers include costs directly associated with their purchase (including payments for the acquisitions of leasehold rights and borrowing cost and all subsequent direct expenditures for the development and construction of such properties. Cost of trading property is determined mainly on the basis of specific identification of their individual costs.

As for borrowing costs capitalized to trading property - see s below.

As for write down of trading property - see w1a) below.

As for the operating cycle of trading property - see e above.

l.	Property plant and equipment:

1.	The Group’s hotel was presented in the consolidated balance sheets according to the revaluation model.

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

2.	Depreciation is calculated by the straight-line method over the assets estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period (including the period of renewal options that the Group intends to exercise).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Property plant and equipment (Cont.):

Annual depreciation rates are as follows:

%

Hotel	5
Other buildings	2.0 - 2.5
Building operating systems	7.0 (average)
Others (*)	6.0 - 33.0

(*)	Consists mainly: office furniture, machinery and equipment, electronic equipment, computers and peripheral equipment.

m.	Income taxes:

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Income taxes (Cont.):

Deferred taxes (Cont.):

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Financial liabilities and equity instruments issued by the Group (Cont.):

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

p.	Provisions:

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Rental income from commercial centers - Revenues from leasing of property and management fees, as well as rental income relating to the operations of commercial centers are measured at the fair value of the consideration received or receivable. The lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

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

2.	Revenues from hotel operations are recognized upon performance of service.

3.	Revenues and Gains from sales of real estate assets (including hotels), property, plant and equipment and trading properties are recognized when all the following conditions are satisfied:

a)	the Group has transferred to the buyer the significant risks and rewards of ownership of the asset sold;
b)	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the asset sold;
c)	the amount of income can be measured reliably;
d)	it is probable that the economic benefits associated with the transaction will flow to the Group (including the fact that the buyer’s initial and continuing investment is adequate to demonstrate commitment to pay);
e)	the costs incurred or to be incurred in respect of the transaction can be measured reliably; and
f)	there are no significant acts that the Group is obliged to complete according to the sale agreement.

For the Group, these conditions are usually fulfilled upon the closing of a binding sale contract.

s.	Capitalization of borrowing costs:

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Capitalization of borrowing costs (Cont.):

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

v.	Discontinued operation:

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

(1)	Represents a separate major line of business or geographical area of operations;
(2)	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
(3)	Is a subsidiary acquired exclusively with a view to re-sale.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Discontinued operation (Cont.):

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

1.	Use of estimates:

a)	Write down of trading properties

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

For special assumption see note 4b, 4c1e and 4d.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Critical judgment in applying accounting policies and use of estimates (Cont.):

1.	Use of estimates (Cont.):

b)	Litigation and other contingent liabilities:

The Group is involved in litigation, tax assessments and other contingent liabilities in substantial amounts including class actions, FCPA and potential legal acts (see also note 4c1, 13b and note 13c). The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management’s estimation. The Group periodically evaluates these estimations and makes appropriate adjustments to the provisions recorded in the audited consolidated financial statements. In addition, as facts concerning contingencies become known, the Group reassesses its position and makes appropriate adjustments to the audited consolidated financial statements. In rare circumstances, when the case is unique, complicated and involves prolong and uncommon proceedings, the Group cannot reliably estimate the outcome of said case

c)	Accounting for income taxes:

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

d)	Potential penalties, guarantees issued and expired building permits:

Penalties and guaranties are part of the on-going construction activities of the Group, and result from obligations the Group has towards third parties, such as banks and municipalities. The Group’s management is required to provide estimations regarding risks evolving from penalties that the Group may have to settle. In addition, the Group’s operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances the Group is required to determine whether the building permits it obtained have not yet expired. It may occur that building permits have expired which might impose on the Group additional costs and expenses, or delays and even abandon project under construction see also note 4c1.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Critical judgment in applying accounting policies and use of estimates (Cont.):

1.	Use of estimates (Cont.):

e)	Fair value of hotel:

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

2.	Critical judgment in applying accounting policies:

De facto Control:

As for December 31, 2017 and 2016, the Company holds approximately 44.9% of PC share capital; DK holds approx. 26.3% of PC share capital and the rest is widely spread by the public. The Company’s management is of the opinion that based on the absolute size of its holdings, the relative size of the other shareholdings and due to the fact that PC’s directors are appointed by normal majority of PC’s General Meeting, it has a sufficiently dominant voting interest to meet the power criterion, therefore the Company has de facto control over PC.

x.	New accounting standards and interpretation issued, that are not yet effective:

The following are new accounting standards, amendments to standards and clarifications which are applicable or expected to be applicable, to the Group, and which have not yet become effective:

-	IFRS 9 Financial Instruments

‘In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	New accounting standards and interpretation issued, that are not yet effective (Cont.):

-	IFRS 9 Financial Instruments (Cont.)

The Group plans to adopt the new standard on the required effective date and will not restate comparative information. During 2017, the Group has performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9. Overall, the Group expects no significant impact on its statement of financial position and equity except for the effect of applying the impairment requirements of IFRS 9. The Group expects an increase in the loss allowance resulting in a negative impact on equity as discussed below. In addition, the Group will implement changes in classification of certain financial instruments.

Loans are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, adoption of IFRS 9 will not have a material effect on the classification and measurement of financial assets.

In addition, on adoption of IFRS 9, effective interest rate calculated on Company’s bonds at amortized costs, will be adjusted as necessary in order to reflect the change in accounting policy related to modification of trust deeds terms.

The initial application of IFRS 9 will impact the Group’s accounting treatment for the modification of financial liabilities without this resulting in derecognition.

Under IAS 39, no gain or loss was recognized at the date of modification of the loans’ terms, instead the difference between the original and modified cash flows was amortized over the remaining term of the modified liability by re-calculating the effective interest rate.

Under IFRS 9, a gain or losses should be recognised in profit or loss. These gains or losses, under IFRS 9, will be calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

In summary, the impact of IFRS 9 adoption is expected to be, as follows:

Impact on equity (increase/(decrease)) as of 31 December 2017:

	Adjustments	NIS000

Liabilities and shareholders’ equity
Bonds at amortized cost		(5,751)
Total liabilities		(5,751)
Net impact on equity		(5,751)
Retained earnings		(5,751)

-	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	New accounting standards and interpretation issued, that are not yet effective (Cont.):

-	IFRS 15 Revenue from Contracts with Customers (Cont.)

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. The Group plans to adopt the new standard on the required effective date using a modified retrospective method. During 2016, the Group performed a preliminary assessment of IFRS 15, which was continued with a more detailed analysis completed in 2017.

1.	Sale of goods

For contracts with customers in which the sale of trading property is generally expected to be the only performance obligation, adoption of IFRS 15 is not expected to have any impact on the Group’s revenue and profit or loss. The Group expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the trading property. In preparing to adopt IFRS 15, the Group is considering the following:

a)	Variable consideration

One contract with a buyer provide a final agreed value depends on sustainable NOI following 12 months of operation of the mall, followed by re-examined NOI again after 24 and 36 months of operation which may lead to an upward price adjustment. Currently, the Group recognizes revenue from the sale of trading property measured at the fair value of the consideration received or receivable. If revenue cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15 and will be required to be estimated at contract inception and updated thereafter.

IFRS 15 requires the estimated variable consideration to be constrained to prevent over-recognition of revenue. The Group does not expect that application of the constraint will result in more revenue being deferred than undercurrent IFRS.

b)	Warranty obligations

The Group generally provides for warranties for general repairs and does not provide extended warranties in its contracts with buyers. As such, most existing warranties will be assurance-type warranties under IFRS 15, which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, consistent with its current practice.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	New accounting standards and interpretation issued, that are not yet effective (Cont.):

-	IFRS 15 Revenue from Contracts with Customers (Cont.)

1.	Sale of goods (Cont.)

c)	Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the Group’s financial statements. Many of the disclosure requirements in IFRS 15 are new and the Group has assessed that the impact of some of these disclosures requirements will not be significant. In particular, the Group expects that the notes to the financial statements will be expanded because of the disclosure of significant judgements made: when determining the transaction price of those contracts that include variable consideration, how the transaction price has been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling prices of each performance obligation.

In addition, as required by IFRS 15, the Group will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. In 2017 the Group continued testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

-	IFRS 16, “Leases”:

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	New accounting standards and interpretation issued, that are not yet effective (Cont.):

-	IFRS 16, “Leases” (Cont.):

Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

In 2018, the Group will continue to assess the potential effect of IFRS 16 on its consolidated financial statements. Since the Company’s lease contracts are not significant, the Company estimates that the adoption of the new Standard will not have a material impact on the Company’s assets and liabilities. However, at this stage, the Company is unable to quantify the impact on the financial statements.

-	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

●	Whether an entity considers uncertain tax treatments separately;
●	The assumptions an entity makes about the examination of tax treatments by taxation authorities;
●	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates;
●	How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available. The Group will apply interpretation from its effective date. Since the Group operates in a complex multinational tax environment, applying the Interpretation may affect its consolidated financial statements and the required disclosures. In addition, the Group may need to establish processes and procedures to obtain information that is necessary to apply the Interpretation on a timely basis.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	DEPOSITS, RECEIVABLES AND OTHER INVESTMENTS

a.	Short-term deposits and investments

	December 31
	2017	2016
	NIS in thousands
Deposits at banks:
EURO (1)	-	26,795
NIS (2)	6,463	6,426
Other restricted deposits (3)	-	2,215

	6,463	35,436

Available for sale financial assets	4,032	4,091

	10,495	39,527

(1)	As of December 31, 2016, EUR 4 million (NIS 16 million) and EUR 2.5 million (NIS 10 million) is restricted mainly in respect of bank facilities agreements signed to finance Projects in Poland and Serbia, respectively. During 2017 the project’s companies have been sold.
(2)	As of December 31, 2017 and December 31, 2016 NIS 4.6 million and NIS 4 million respectively is restricted due to the Company’s settlement agreement as described in note 13a1.
(3)	As of December 31, 2016 Euro 0.5 million (NIS 2 million) is secured tenants deposit in respect of Suwalki and Torun malls that were sold during 2017.

b.	Trade account receivable

	December 31,
	2017	2016

Trade receivables (1)	-	38,210
Less - Allowance for doubtful debts	-	(4,042)

	-	34,168

(1)	In December 31, 2016 Includes EUR 5.6 million (NIS 23 million) from sale of plots see also note 4c.

c.	Other Receivables

	December 31
	2017	2016
	NIS in thousands

Income taxes	1,258	1,298
Governmental institutions	936	6,362
Advance to suppliers	-	525
Prepaid expenses	1,818	3,510
Interest to receive	46	514
Other	3,164	1,135

	7,222	13,344

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	DEPOSITS, RECEIVABLES AND OTHER INVESTMENTS (Cont.)

d.	Deposits and other long-term balances

	December 31,
	2017	2016
	NIS in thousands

Deposits at banks (1)	-	11,453
Available for sale financial assets	1,596	1,596
Vendor loan (see note 19)	33,221	-
Prepaid expenses	-	7,064
Other	57	3,371

	34,874	23,484

(1)	Was deducted in 2017 due to the sale of the Company’s subsidiary that holds the Radisson Complex (see note 19).

NOTE 4:-	TRADING PROPERTY

a.	Composition:

	December 31,
	2017	2016
	NIS in thousands

Balance as of January, 1	1,310,549	1,467,760

Construction costs (1)	7,895	108,511
Disposal during the year (2)	(736,484)	(158,786)
Write-down to net realizable value (see b below )	(92,398)	(196,333)
Firstly consolidated entity (see note 4d2 )	-	154,598
Foreign currency translation adjustments	3,057	(65,201)

Balance as of December, 31	492,619	1,310,549

(1)	2017 and 2016 - mainly due to construction activities in Serbia.
(2)	As for disposition of trading properties in 2017 see c2- c10 below.

Composition of trading property per stages of development:

	December 31,
	2017	2016
	NIS in thousands

Projects designated for development	-	226,449
Other trading properties	492,619	1,084,100

Total	492,619	1,310,549

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

b.	Additional information:

Composition of trading property distinguished between freehold and leasehold rights:

	December 31,
	2017	2016
	NIS in thousands

Freehold	212,075	973,217
Leasehold	280,544	337,332

	492,619	1,310,549

Write down trading properties per project:

	Year ended December 31,
	2017	2016
	NIS in thousands

Project name (City, Country)
Chennai (Kadavantara, India) (see d1 below)	7,879	24,564
Bangalore (Aayas, India) (see d2 below)	35,178	-
Helios Plaza (Athens, Greece)	-	2,992
Lodz Plaza (Lodz, Poland)	4,983	1,618
Krusevac (Krusevac, Serbia)	1,661	809
Casa radio (Bucharest, Romania) (See c1 below)	41,946	137,117
Constanta (Constanta, Romania)	-	3,445
Ciuc (Ciuc, Romania)	-	3,842
Timisoara (Timisoara, Romania)	-	10,514
Lodz residential (Lodz, Poland)	415	-
Kielce (Kielce, Poland)	-	4,448
BAS (Romania)	-	3,235
Arena Plaza extention (Budapest, Hungary)	336	3,749

	92,398	196,333

Change in provision in respect to PAB	(1,641)	(6,741)

	90,757	189,592

The 2017 write-downs were caused mainly due to the following factors:

-	EUR 1.2 million (NIS 5 million) of write-down in Lodz Plaza project, Poland, which reflects a discount rate of 30% on the market value under special assumption that the marketing period is limited to 12-15 months.

EUR 9.7 million (NIS 40 million) of write-down (net of change in provision in respect to PAB) in Casa Radio project, Romania due to the following: a slight increase in construction cost, a slight decrease in financing interest rate, prolongation of lead-in period in half a year and an increase in the discount factor for restricted marketing period from 25% to 35%. As compared to 2016, deals take longer to exchange as the level of due diligence and scrutiny is heightened domestically and internationally. As a consequence a restricted marketing period would have a marked impact on the realizable value as a greater discount would be sought by a purchaser.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property:

1.	Casa radio:

One of PC’s most significant projects under development is the Casa radio project in Bucharest, Romania. The Casa radio Project cost in the Group’s financial statements as of December 31, 2017, amount to NIS 263 million (2016 - NIS 296 million).

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

As part of the PPP, the Project SPV was granted with development and exploitation rights in relation to the site for a period of 49 years, starting December 2006 (37 years remaining at the end of the reporting period). As part of its obligations under the PPP, the Project SPV has committed to construct a Public Authority Building (“PAB”) measuring approximately 11.000 square meters for the Romanian Government at its own cost.

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (Cont.):

1.	Casa radio (Cont.):

b)	Discussions with authorities on construction time table deferral (Cont.)

However, due to substantial differences between the approved PUD and stipulations in the PPP agreement as well as changes in the EU directives concerning environmental considerations in buildings used by public authorities the Project SPV attempted to renegotiate the future development of the Project with the Romanian Authorities on items such as time table, structure and milestones as well as adaptation of the PAB development to the current EU requirements. Despite many notifications sent to the Romanian Authorities expressing a wish to renegotiate the existing PPP agreement no major breakthrough could be achieved. PC could be subject to significant delay penalties under the terms of the PPP agreement if it is determined that PC was at fault in causing the delays.

Because of the failure of the public authorities to cooperate, negotiate and adjust the PPP agreement, the Project SPV was not able to meet its obligations under the PPP. This resulted in a situation where the Project SPV could not “de facto” continue the execution of the Project and created a risk that the public authorities could attempt to terminate the PPP agreement. In the event that the public authorities seek to terminate the PPP Agreement and/or seek to impose penalties, PC may incur penalties and/or recover less than the carrying amount of the Casa radio asset recorded in the consolidated financial statements as at year end (NIS 209.7 million). As of the date of approval of PC’s consolidated financial statements the Project SPV did not receive any termination notification by the public authorities.

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (Cont.):

1.	Casa radio (Cont.):

b)	Discussions with authorities on construction time table deferral (Cont.)

Since 2016 PC’s management has taken a number of steps in order to unblock the development of the project and mitigate the risk of termination of the PPP agreement, including commencing a process to identify third party investors willing and capable to join PC for the development of the project and/or potential buyers for the Project. PC’s management believes that reputable investors with considerable financial strength can enhance PC’s negotiation position vis-à-vis the public authorities and assist in advancing an amicable agreement with the relevant authorities with respect to the development of the project.

PC’s management considers the risk of termination of the PPP agreement and/or the imposition of penalties by the authorities to be unlikely and the consolidated financial statements do not include any provision in respect to any potential future penalties in respect to the breach of the PPP agreement.

c)	Co-operation with the Romanian Authorities regarding potential irregularities:

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

For more information see note 13 b12.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (Cont.):

1.	Casa radio (Cont.):

d)	Provision in respect of PAB:

As mentioned in point a above, when PC entered into an agreement to acquire 75% interest in the Project SPV it assumed a commitment to construct the PAB at its own costs for the benefit of the Romanian Government. Consequently, the statement of financial position includes a provision in the amount of EUR 12.8 million (NIS 53 million) in respect of the construction of the PAB (December 31, 2016: EUR 13.2 million) which is presented as part of other non-current liabilities. During 2017, the Company recorded income in total amount of EUR 0.4 million from change in PAB provision as part of write down of trading properties (in 2016 - EUR 1.7 thousand).

PC’s management believes that the current level of provision is an appropriate estimation in the current circumstances. Upon reaching concrete agreements with Authorities, PC will be able to further update the provision.

e)	Casa radio valuation was prepared based on the assumption that the net realizable value (“NRV”) refers to the net amount that the Group expects to realize from the sale of its trading property in the ordinary course of business.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (Cont.):

1.	Casa radio (Cont.):

Significant estimates:

The following table shows the valuation techniques used in measuring the net realizable value of the Casa radio project:

Valuation technique	Significant unobservable inputs	Inter-relationship between key unobservable inputs and fair value measurement
Residual method: The valuation model considers the net present value (based on an NPV factor) based on the estimated value of the project upon completion less the estimated development cost including a provision for the profit for the potential development; Restricted marketing period

•   Estimated weighted average monthly rental prices per sqm is EUR 26 for the mall, EUR 16 for offices and 14.2 for Hotel/Conference Center (2016: EUR 26.3 for the mall, EUR 15.8 for offices, EUR 14.2 for Hotel/Conference Center);

•   The Estimated Exit Yield is 8.75% for the mall, 9.25 % for the office component and 10.25% for Hotel/Conference center including additional 1.5% yield to cover for several risks related to the complexity and large scale of the project (2016 - the same)

•   The construction hard costs of the project are 760 EUR/sqm for the mall; 1,098 EUR/sqm for Hotel; 751 EUR/sqm for the offices; 370 EUR/sqm for parking (2016: 780 EUR/sqm for the mall; 740 EUR/sqm for the offices; 1,010 EUR/sqm for Hotel, 370 EUR/sqm for parking);

•   The development finance rate is 5.25% (2016:5.5%);

•   The scheme would compose the following components: (i) retail; (ii) offices; (iii) hotel & conference center;

•   Developers profit -15% (2016: 15%);

•   Discount to Market Value - 35% (2016: 25%);

•   Start of construction in 3.5 years (2016: 3 years).

The estimated fair value would increase (decrease) if:

•   The estimated rental prices per sqm were higher (lower);

•   The estimated yield rates were lower (higher);

•   The construction cost of the project were lower (higher);

•   The developer’s profit provision for the project were lower (higher);

•   The development finance provision for the project were lower (higher);

•   The estimated completion of the project were shorter (longer);

•   The occupancy of the mall were higher (lower);

•   The characteristics of the project would be changed;

•   The discount to market value would decrease (increase)

The following tables provide a sensitivity analysis on the value of PC’s certain trading properties (in millions of NIS) assuming the following changes in key inputs used in the valuations:

Plots	Exit Yield					Rental income for all phases					Construction Cost					Delay in construction commencement date (months)
	0	+15bps	+25bps	+40bps	+50bps	-10%	-5%	0	+5%	+10%	-10%	-5%	0	+5%	+10%	0	6	12	18	24
Casa Radio	209.7	193.2	182.7	167.3	157.6	111.3	160.5	209.7	258.6	307.6	285.6	248.1	209.7	171	132.4	209.7	204.3	198.9	194	189

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (Cont.):

2.	Sale of Suwalki Plaza commercial center:

On February 1, 2017 PC has completed the sale of SPV holding Suwalki Plaza commercial center in Poland to an investment fund. On completion PC has received approximately EUR 16.7 million (NIS 69 million) net cash and recorded a gain of EUR 0.8 million (NIS 3.3 million) and revenue of EUR 43.1 million (NIS 174.7 million) from the disposal.

3.	Sale of plot in Shumen:

On February 23, 2017 PC concluded the sale of a 26,057 sqm plot of land in Shumen, Bulgaria for approximately EUR 1 million (NIS 4 million). PC recorded a gain of Euro 0.2 million (NIS 0.8 million) and revenue of EUR 1 million (NIS 3.9 million) from the disposal.

4.	Sale of SPV holding Belgrade Plaza commercial center:

On March 2, 2017, an indirect subsidiary of the PC, has completed the sale of SPV holding Belgrade Plaza commercial center (the “SPV”), to a subsidiary of BIG Shopping Centers Ltd. (the “Purchaser”).

The shopping center, which was over 97% pre-let, opened on 20th of April 2017 and PC had remained responsible for the development and leasing of the asset until the opening.

Upon completion of the transaction, PC has received an initial payment of EUR 31.7 million (NIS 125 million) from the purchaser, further EUR 2 million (NIS 8 million) has been received following the opening, further payment of EUR 13.35 million (NIS 53 million) has been received during September 2017 and additional payments are contingent upon certain operational targets and milestones being met. The Purchaser has provided a guarantee to secure these future payments. The received consideration is after the deduction of the bank loan (circa EUR 15.4 million) (NIS 60 million).

The final agreed value of Belgrade Plaza, which will comprise circa 32,300 sqm of GLA, will be calculated based on a general cap rate of 8.25% as well as the sustainable NOI after 12 months of operation, which PC estimates will be approximately EUR 6.2-6.5 million per annum.

Further instalments will be due to PC during the first year of operation based on this 12-month figure. The NOI will be re-examined again after 24 months and 36 months of operation, which may lead to an upward adjustment of the final purchase price.

PC recorded revenue of EUR 62.5 million (NIS 246 million) from the disposal and a gain of EUR 3.2 million (NIS 13 million). Expected future purchase price adjustment are not included.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (Cont.):

5.	Final agreement for sale of Kielce Plaza, Poland:

On June 19, 2017, PC has signed the final sale agreement for the disposal of its 2.47-hectare plot in the center of Kielce, Poland, for EUR 2.28 million (NIS 9 million).

PC received a down payment of EUR 0.465 million (NIS 1.8 million) when the preliminary sale agreement was signed at 2016 and the remaining EUR 1.815 million (NIS 7.2 million) has been paid to PC during June 2017.

PC recorded revenue of EUR 2.2 million (NIS 9 million) from the disposal no gain was recorded.

6.	Completed sale of Plot in Leszno, Poland:

In July 2017, PC has signed the final sale agreement for the disposal of a 1.8-hectare plot in the city of Leszno for EUR 0.81 million (NIS 3 million). PC recorded revenue of EUR 0.81 million (NIS 3 million) from the disposal.

7.	Sale of plots in Timisoara and Constanta, Romania:

On August 7, 2017 PC has completed the sale of a plot totaling approximately 32,000 sqm in Timisoara, Romania, for Euro 7.25 million (NIS 30.9 million) and a plot totaling approximately 30,000 sqm in Constanta, Romania, for Euro 1.3 million. (NIS 5.5 million).

8.	Sale of Land plot in Budapest, Hungary:

On October 2, 2017 PC’s subsidiary has concluded the transaction with an international investor, NEPI Rockcastle (the “Buyer”), on the termination of land use right and preliminary easement agreement which created certain easement rights over the Arena Plaza plot registered in favor of PC subsidiary In consideration for termination of the land use right and the preliminary easement agreement, PC’s subsidiary received the net sum of EUR 2.5 million (NIS 10.4 million) and recorded revenue in the amount of EUR 2.5 million (NIS 10.4 million).

9.	Sale of SPV holding of the Torun Plaza shopping and entertainment center in Poland:

On November 21, 2017 PC has completed the sale of shares with an investment fund (the “Purchaser”) regarding the sale of SPV holding of the Torun Plaza shopping and entertainment center in Poland. PC has received a net cash of approximately Euro 28.3 million, (NIS 117.1 million). This net cash is after the deduction of the bank loan (circa EUR 43.3 million) (NIS 179.3). The above-mentioned sums do not include the earn out payments in an amount of EUR 0.35 million (NIS 1.4 million), reduced by NAV adjustment of EUR 0.2 million (NIS 0.8 million). PC recorded revenue of EUR 71.6 million (NIS 296.4 million) from the disposal and recorded a loss from the sale in amount of EUR 1.5 million (NIS 6.4 million) (not including the earn-out payment mentioned).

10.	Disposal of plot in Belgrade, Serbia:

Following the sale of “MUP” plot in Belgrade, Serbia, PC was entitled to an additional contingent consideration of EUR 0.6 million (NIS 2.5 million) once the purchaser successfully develops at least 69,000 sqm above ground. The consideration was received in September 2017 and is recorded as revenue from disposal of trading properties.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (Cont.):

Additional information in respect of trading property:

The following table summarizes general information regarding the Group’s significant trading property projects.

		Purchase/	Rate of ownership	As of December 31,	As of December 31,
		transaction	by the	2017	2017	2016
Project	Location	date	group (%)	Nature of rights	Carrying Amount (MNIS)
Operational
Suwalki Plaza	Poland	Jun-06	100	Ownership	Sold	163.5
Torun Plaza	Poland	Feb-07	100	Ownership	Sold	281.8
Undeveloped lands designated for development
Sport-Star Plaza	Serbia	Dec-07	100	Ownership	Sold	226.2
Undeveloped lands not designated for development
Casa Radio (see c1 above)	Romania	Feb-07	75	Leasing for 37 years	(*)262.5	(*)296.4
Lodz residential	Poland	Sep-01	100	Ownership/ Perpetual usufruct	1.7	2.0
Timisoara Plaza	Romania	Mar-07	100	Ownership	Sold	28.3
Lodz - plaza	Poland	Sep-09	100	Perpetual usufruct	16.2	20.6
Kielce Plaza	Poland	Jan-08	100	Perpetual usufruct	Sold	8.9
Lesnzo Plaza	Poland	Jun-08	100	Perpetual usufruct	Sold	3.2
Miercurea Csiki Plaza	Romania	Jul-07	100	Ownership	4.2	4.0
Constanta Plaza	Romania	July-09	100	Ownership	Sold	5.3
Shumen Plaza	Bulgaria	Nov-07	100	Ownership	Sold	3.2
Arena Plaza Extension	Hungary	Nov-05	100	Land use rights	Sold	6.1
Helios Plaza	Greece	May-02	100	Ownership	13.7	13.3
Bangalore (see d below )	India	Mar-08	100	Ownership	113.7	154.6
Chennai (see d below)	India	Dec-07	100	Ownership	73.4	84.5
Other small plots, grouped					7.2	8.6

					492.6	1,310.5

(*)	Represents gross value including commitment for PAB construction, which is presented as non-current provision in amount of NIS 53 million as of December 31, 2017, (in 2016 – NIS 54 million).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

d.	Additional information in respect of trading property in India:

The following information relates to trading property held by Elbit-Plaza India Real Estate Holding Limited (“EPI”), the total amount of which as of December 31, 2017, amounts to NIS 187.1 million. EPI is jointly controlled by the Company and PC (see note 7c).

1.	Chennai, India:

In December 2007, EPI executed agreements for the establishment of a special purpose vehicle (“Chennai Project SPV”) together with a local developer in Chennai (“Local Partner”). The Chennai Project SPV acquired 74.73 acres of land situated in the Sipcot Hi-Tech Park in Siruseri District in Chennai (“Property”).

On September 16, 2015, EPI has obtained a backstop commitment from the Local Partner for the purchase of its 80% shareholding in the Chennai SPV by January 15, 2016, for a net consideration of approximately INR 161.7 Crores (NIS 87 million). Since the Local Partner had breached its commitment, EPI exercised its rights and forfeited the Local Partner’s 20% holdings in the Chennai Project SPV. Accordingly, as of the balance sheet date EPI has 100% of the equity and voting rights in the Chennai Project SPV.

During 2016, Chennai Project SPV has signed a Joint Development Agreement with a local developer (“Developer” and “JDA”, respectively) with respect to the Property.

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

In order to secure its obligation, the Developer paid a total refundable deposit of INR 10 Crores (NIS 5.5 million) following the signing and registration of the JDA.

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

d.	Additional information in respect of trading property in India (Cont.):

1.	Chennai, India (Cont.):

Due to this fact, the financial statements of the SPV include a provision in an amount of INR 30 Crores (NIS 16 million) for cost reimbursement, including INR 10 Crores (NIS 5.5 million) advanced payment received.

Net realizable value measurement of Chennai project

The valuation of the property is based on the comparable method.

The following parameters have been considered to arrive at the land value of the subject property:

Parameter	Premium (Discount)
Accessibility	-12.5%
Discount for shape and contiguity	-20%
Location and Neighborhood profile	-5%
Size	-10%
Negotiation	-5%
Conversion	5%
Topography	-5%
Additional cost to be incurred at the site due to illegal excavation	-5%
Total	-58%

2.	Bangalore:

In March, 2008 EPI entered into a share subscription and framework agreement (the “Agreement”), with a third party local developer (the “Partner”), and a wholly owned Indian subsidiary of EPI which was designated for this purpose (“SPV”), to acquire together with the Partner, through the SPV, up to 440 acres of land in Bangalore, India (the “Project”) in certain phases as set forth in the Agreement. As of December 31, 2017, the Partner has surrendered sale deeds to the SPV for approximately 54 acres (the “Plot”). In addition, under the Agreement the Partner has also been granted with 10% undivided interest in the Plot and have also signed a Joint Development Agreement with the SPV in respect of the Plot.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

d.	Additional information in respect of trading property in India (Cont.):

2.	Bangalore (Cont.):

2015 agreement

On December 2, 2015 EPI has signed an agreement to sell 100% of its interest in the SPV to the Partner (the “Sale Agreement”). The total consideration upon completion of the transaction was INR 3,210 million (approximately EUR 42 million) which should have been paid no later than September 30, 2016 (“Long Stop Date”). On November 15, 2016, the Partner informed EPI that it will not be able to execute the advance payments.

As a result of the foregoing, the Company has received from the escrow agent the sale deeds in respect of additional 8.3 acres (the “Additional Property”) which has been mortgaged by the Partner in favour of the SPV in order to secure the completion of the transaction on the Long Stop Date. The Additional Property has not yet been registered in favour of the SPV. In addition, as per the Sale Agreement, the Company took actions in order to get full separation from the Partner with respect to the Plot and specifically the execution of the sale deed with respect of the 10% undivided interest, all as agreed in the Sale Agreement.

As a result of the failure of the Partner to complete the transaction under the Sale Agreement and in accordance with the provisions thereto, EPI has 100% control over the SPV and the partner is no longer entitled to receive the 50% shareholding.

2017 agreement

In June 2017, EPI signed a revised sale agreement with the former partner (the “Purchaser”).

The Purchaser and EPI have agreed that the purchase price will be amended to INR 338 Crores (approximately Euro 44.2 million) instead of the INR 321 Crores (approximately Euro 42 million) agreed in the previous agreement. As part of the agreement, INR 110 Crores (approximately Euro 14.4 million) will be paid by the Purchaser in instalments until the Final Closing. The Final Closing will take place on September 1, 2018, when the final instalment of INR 228 Crores (approximately Euro 29.8 million) will be paid to EPI.

If the Purchaser defaults before the Final Closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreement will remain in place until the Final Closing.

2018 agreement

In January 2018, the Purchaser has notified EPI that due to a proposed zoning change (initiated by the Indian authorities) which could potentially impact the development of the land, all remaining payments under the Agreement will be stopped until a mutually acceptable solution is reached on this matter. EPI has rejected the Purchaser’s claims, having no relevance to the existing Agreement, and started to evaluate its legal options.

Since the signing of the revised agreement, the Purchaser has paid non-refundable advance payments totaling INR 55 Crores (circa NIS 30 million).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

d.	Additional information in respect of trading property in India (Cont.):

2.	Bangalore (Cont.):

In March 2018, the Company signed an amended revised agreement as follows: The Purchaser and EPI have agreed that the total purchase price shall be increased to INR 350 Crores (approximately NIS 190 million). Following the signing of the revised agreement the Purchaser paid EPI additional INR 10 Crores (approximately NIS 5 million) further to the INR 45 Crores (approximately NIS 25 million) that were already paid during the recent year. Additional INR 83 Crores (approximately NIS 45 million) will be paid by the Purchaser in unequal monthly installments until the Final Closing. The Final Closing will take place on 31 August 2019 when the final installment of INR 212 Crores (approximately NIS 115 million) will be paid to EPI against the transfer of the outstanding share capital of the SPV.

If the Purchaser defaults before the Final Closing, EPI is entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreements will remain in place until the Final Closing.

As of 31 December 2017 advances received from the Purchaser in the amount of NIS 21.8 million are included in the financial statements as part of other non-current liabilities.

Environmental update on Bangalore project - India:

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

Net realizable value measurement of Bangalore project

As for December 31, 2017 and 2016 the Group measured the net realizable value of the project.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADING PROPERTY (Cont.)

d.	Additional information in respect of trading property in India (Cont.):

2.	Bangalore (Cont.):

The plot in Bangalore is still in land stage and therefore the value of the plot has been derived using land comparable method. The valuation of the property reflects the risk related to NGT order described above, the interest that the partner still holds in the plot (10% as described above), the size of the plot and the non-contiguous land parcel. The decrease in the value during 2017 is attributable mainly to the proposed change in zoning regulations. The local authorities have proposed a revised master plan for Bangalore under which it is proposed to change certain regulations pertaining to zoning of the plot which if given effect might adversely affect the development prospects on the plot. The Company being aggrieved by the proposed change was entitled to and has filed the necessary objections with the concerned authorities and believes that the current zoning regulations will be maintained. Management believes that the current discount rate used towards this end is an appropriate estimation in the current circumstances.

The following parameters have been considered to arrive at the land value of the subject property:

Parameter	Premium (Discount)
Accessibility	10%
FSI permissible	10%
Location and Neighborhood profile	5%
Contiguous Land Parcel	-15%
Size	-10%
Negotiation (Trans/Quote)	-15%
Total Premium/Discount	-15%
Discount on account of NGT order and presence of Drain	-20%
Presence of minority shareholder	-20%
Discount on account of possible change in zoning (open space/parks)	-25%

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN ASSOCIATES

a.	InSightec Ltd. (“InSightec”):

1.	Insightec Ltd. (the “Company”) was incorporated in the State of Israel in March 1999 and commenced operations in the development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment shortly thereafter. The Company operates in one operating segment.

As for December 31, 2017, the Company holds (directly and indirectly, through Elbit Medical), 22.5% of InSightec’s voting and equity rights (18.6% on a fully diluted basis). Yet, due to the fact that the Group invested in preferred shares and regular shares which are subordinated to the share granted in the last rounds of investment, the Group share in InSightec loss is 41.5%.

Substantially all of InSightec’s current sales are derived from a few applications of InSightec’s products. Other applications of InSightec’s technology are in the early stages and there can be no assurance that these applications will be successful. InSightec is continuing research and development for additional applications for such products.

2.	Financing round in Insightec:

On December 14, 2017 InSightec Ltd. (“Insightec”), has signed a Share Purchase Agreement with Koch Disruptive Technologies, pursuant to which Koch Disruptive Technologies together with other investors will invest in Insightec a total amount of between US$75 million and US$150 million, in consideration for the issuance of a new series of preferred stock of Insightec (Preferred E share). The main terms of the Transaction are as follows:

1)	The Transaction reflects a pre money valuation for Insightec of approximately USD 460 million (on a fully-diluted basis).

2)	Holders of Preferred E share shall have preferred rights in the event of a dividend distribution and certain material events as set forth in the transaction documents.

3)	The transaction documents also set forth the rights of Koch Disruptive Technologies and other major shareholders of Insightec (in an amended Securityholders Agreement and amended Articles of Association), including, that following the consummation of the Transaction, Insightec’s board of directors shall consist of a maximum of nine (9) board members. Each of the four major shareholders in Insightec (including Elbit Medical) will be entitled to appoint one director for as long as each of them holds at least 5% of the outstanding share capital of Insightec. The directors appointed by three of the major shareholders (including the one appointed by Elbit Medical) may together appoint up to four (4) additional directors. The CEO of Insightec will also serve as director.

On December 28, 2017 Insightec completed the initial closing of the transaction in which it raised approximately US$90 million (out of which US$75 million was invested by Koch Disruptive Technologies).

On January Insightec has completed the second (and final) closing of its Series E investment round in a total amount of $60 million.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN ASSOCIATES (Cont.)

a.	InSightec Ltd. (“InSightec”) (Cont.):

2.	Financing round in Insightec (Cont.):

The lead investor in the round was Koch Disruptive Technologies (a subsidiary of Koch Industries, Inc.) who invested in total $100 million in Insightec. York participated in this round as well in the total investment of 6 million $.

The Series E Preferred Shares of Insightec issued in the first and second closings represent, immediately following their issuance, approximately 29.1% of the outstanding share capital (24.7% on a fully-diluted basis) of INSIGHTEC’s share capital. The Company did not participate in the investment rounds.

Following the completion of the second closing, the Company holds (directly and indirectly through its subsidiary - Elbit Medical Technologies Ltd.) approximately 19.8% (16.7% on a fully-diluted basis) and York holds 22.6% of InSightec issued and outstanding share capital (19.1% on a fully diluted basis).

3.	Significant events in Insigctec during 2016-2017:

●	On November 14, 2017 the Taiwanese Food and Drug Administration (TFDA) has approved its Exablate Neuro system for the treatment of essential tremor in patients who do not respond to medication.
●	On December 14, 2017 The Centers for Medicare and Medicaid Services (the “CMS”) updated the reimbursement code for Exablate Neuro treatment for essential tremor, as follows:

1.	On November 2016 the CMS has decided to associate Insightec’s Exablate Neuro system (for essential tremor treatment), a reimbursement code with a payment level of USD 9,751.

2.	Beginning January 1, 2018, the primary procedure code for Movement Disorders (essential tremor) is assigned to new technology level and will be paid at USD 17,500.50 for medicare beneficiaries (if deemed medically appropriate).

3.

The CMS decision is only one of the necessary conditions necessary to receive an insurance compensation for the treatment. Pursuant to the CMS approval, the approval of each of the regional CMS representatives in the USA is required in order to receive insurance compensation for patients for the treatment. As of the date, an approval from a CMS representative in one area only (National Government Services Medicare, local Medicare contractor (MAC) for jurisdictions 6 & K1 (has been received and Insightec is acting to receive the rest of the CMS representatives’ approvals, but cannot estimate when whether these approvals will be received.

●	On May 24, 2016, InSightec Health Canada has approved InSightec’s Exablate Neuro system for the treatment of essential tremor.

●	On July 2016, the FDA has approved InSightec’s Exablate Neuro system for a non-invasive treatment of essential tremor (ET) in patients who have not responded to medication.

Exablate Neuro uses focused ultrasound waves to precisely target and ablate issue deep within the brain with no incisions or implants. The treatment is done under Magnetic Resonance Imaging (MRI) guidance for real time treatment monitoring.

1 This region refers to the following states: Illinois, Minnesota, Maine, Massachusetts, New Hampshire, Connecticut, New York, Rhode Island Vermont and Wisconsin.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN ASSOCIATES (Cont.)

a.	InSightec Ltd. (“InSightec”) (Cont.):

3.	Significant events in Insigctec during 2016-2017 (Cont.):

●	Insightec has signed a cooperation agreement with Siemens

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

1.

Gamida is engaged in developing cellular and immune therapies for the treatment of cancer and orphan genetic diseases. As of December 31, 2017, the Group holds, through Elbit Medical, approximately 16% in Gamida’s voting and equity rights (approximately 12% on a fully diluted basis).

Gamida is devoting substantially all of its efforts toward research and development activities. In the course of such activities, Gamida has sustained operating losses and expects such losses to continue in the foreseeable future. Gamida’s accumulated deficit as of December 31, 2017, is USD 116,282 thousand and negative cash flows from operating activities for years ended December 31, 2017 are $17,760. Gamida requires additional financing in order to continue to fund its current operations and pay existing and future liabilities

Gamida’s auditor’ report with respect to Gamida’s 2017 financial statements includes emphasize of matter with respect to going concern uncertainty.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN ASSOCIATES (Cont.)

b.	Gamida Cell Ltd. (“Gamida”) (Cont.):

2.	Financing round in Gamida:

On July 9, 2017, the Company was informed by Gamida that an approximately $40 million private financing investment has been completed (“the Investment”). The Investment was led by Shavit Capital Fund joined by the pharmaceutical company Novartis and additional investors, including VMS Investment Group, Israel Biotech Fund, IHCV and Clal Biotechnology Industries (the “Investors”). Following the Investment, a preferred shares were allotted to the Investors, based on $120 million pre-money valuation to Gamida (the “Allotted Shares”). In addition, the investors received options to preferred shares in the amount of 60% of the Allotted Shares. The exercise price of the options is 120% of the shares price which have been paid on the Investment closing date. The options will expire 5 years after the Investment closing date. The Company did not participate in the investment rounds.

3.	Significant events in Gamida during 2016-2017:

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

On December 12, 2017 Gamida presented final results from the phase I/II trial evaluating NiCord® (the “Trial”) at the annual meeting of the American Society for Hematology (ASH). The Trial that included 36 patients with hematologic malignancies, met its primary endpoint as well as safety and efficiency targets

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN ASSOCIATES (Cont.)

c.	Aggregate information of associates:

	Year ended December 31
	2017	2016
	NIS in thousands

The Group’s share of loss from continuing operations	(20,202)	(57,630)

The Group’s share of total comprehensive income	(20,202)	(57,630)

Aggregate carrying amount of the Group’s interests in these associates	-	21,215

NOTE 6:-	INVESTMENTS IN JOINT VENTURES

a.	Investment in joint venture held in Kochi, India:

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

On January 14, 2016, the Company has signed an agreement to waive any of its rights and interest in the Project SPV. The total consideration for the Company is INR 10 Crores (approximately NIS 5 million), which will be paid to the Company upon the closing of the transaction.

The transaction is subject to certain conditions precedent, and closing will take place (as extended) once these conditions are met and no later than June 30, 2018. The local Investor has provided certain security in order to guarantee the aforementioned deadline.

b.	Aggregate information of joint ventures that are not individually material:

	December 31
	2017	2016
	NIS in thousands

The Group’s share of profit (loss) from continuing operations	-	3,317
The Group’s share of total comprehensive income (loss)	-	3,317
Aggregate carrying amount of the Group’s interests in these joint ventures	5,592	5,750

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF

a.	Elbit Medical Technologies:

Elbit Medical Technologies Ltd., is an Israeli company traded on the TASE (“Elbit Medical”) which holds the medical business of the Group through the holdings of two portfolio companies: InSightec (approximately 19% holding on a fully diluted basis) and Gamida (approximately 13% holding on a fully diluted basis). For additional information in respect of InSightec and Gamida - see note 5a and 5b.

As for December 31, 2017, the Company holds 89% (88.7% on a fully diluted basis) of the issued and outstanding share capital of Elbit Medical.

For the issuance of convertibles notes by Elbit Medical after the balance sheet date see note 13c11.

b.	Plaza Center N.V. (“PC”):

1.	PC conducts its activities in the field of establishing, selling and operating (until their sale) Commercial centers, as well as other mixed use projects (retail, office, residential) in Central and Eastern Europe. As of December 31, 2017, the Group holds 44.9% in PC’s voting and equity rights (42.7% on a fully diluted basis).

2.	Going concern and liquidity position of PC:

PC consolidated financial statements have been prepared on a going concern basis, which assumes that PC will be able to meet the mandatory repayment obligations of its bonds and other working capital requirements.

PC primary need for liquidity is to repay its debts and fund general corporate purposes. PC has incurred losses and experienced negative operating cash flows for the past several years, and accordingly, it has taken a number of actions to continue to support its operations and meet its obligations.

As at December 31, 2017 PC’s outstanding obligations to bondholders are EUR 123.2 million (NIS 512 million).

In November 2016, PC agreed with its bondholders to amend the terms of the early repayment requirement under the original debt restructuring plan (the “Restructuring Plan”). On March 15, 2017, PC repaid the required minimum early repayment to its bondholders and thus obtained a deferral of one year for the remaining contractual obligations of the bonds. In January 2018, a settlement agreement was signed by and among PC and the two Israeli Series of Bonds including a new repayment schedule (See Note 11e3).

Information concerning the PC’s obligations and commitments to make future payments under contracts such as debt agreements in the 15 months starting April 1, 2018 is aggregated in the following tables.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (Cont.)

b.	Plaza Center N.V. (“PC”) (Cont.):

2.	Going concern and liquidity position of PC (Cont.):

	Total Payment Due by period (in TEUR)		Total Payment Due by period (in TNIS)
Liquidity Requirements	Within 1 year	Within 1-1.25 years	Within 1 year	Within 1-1.25 years

Debentures including current portion and interest	(*) 23,700	36,700	(*) 98,426	152,415
General & administrative	3,100	600	12,874	2,492
Total liquidity requirements	26,800	37,300	111,300	154,907
Total Sources (**)	16,300	4,400	67,694	18,273
Total deficit	(10,500)	(32,900)	(43,606)	(136,634)

(*)	An amount of circa EUR 37.45 million (NIS 155.5 million) was repaid (excluding interest) following the balance sheet date.

(**)	The Company expects to increase the amount of its liquid balances during the 15 months starting April 1, 2018, by sale of plots of lands (including India) and others.

PC’s board and management estimate that there are significant doubts regarding the PC’s ability to serve its entire debt according to the current repayment schedule. Moreover, following the new payment structure for the sale of the project in Bangalore, India, it is expected that PC will not be able to meet its entire contractual obligations in the following 12 months.

PC’S Management acknowledges that the above expected cash flows are based on forward-looking plans and estimations which rely on the information known to PC management at the time of the approval of these financial statements. The materialization of the above forecast is not certain and is subject to factors beyond PC’s control. Therefore, delays in the realization of the PC’s assets and investments or realization at lower price than expected by management could have an adverse effect on the PC’s liquidity position and its ability to meet its contractual obligations on a timely manner.

PC’S management further acknowledges that the PC is exposed to foreign currency risk derived from borrowings denominated in currency other than the functional currency of the PC, more specifically a further devaluation of the EUR against the NIS can significantly increase the remaining contractual obligation to bondholders.

As of December 31, 2017 PC is not in compliance with Coverage Ratio Covenant (“CRC”) as defined in the restructuring plan. This may entitle the bondholders to declare that all or a part of their respective (remaining) claims become immediately due and payable.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (Cont.)

b.	Plaza Center N.V. (“PC”) (Cont.):

2.	Going concern and liquidity position of PC (Cont.):

PC’s financial statements as of December 31, 2016 include an auditor’s opinion with emphasis of matter to going concern uncertainty as well as auditor’s review report on interim financial statements as of June 30, 2017 include the same. As a result, there is a risk that the bondholders could argue that there exists a substantial suspicion with respect to the PC’s ability to repay its obligations that entitles them to immediate repayment.

In addition, based on trust deeds in case of material deterioration in the PC’s business and substantial suspicion exists that the PC will not be able to repay the bonds on time, the bondholders may declare immediate repayment of bonds.

In the case that the bondholders would declare their remaining claims to become immediately due and payable, PC would not be in a position to settle those claims and would need to enter to an additional debt restructuring or might cease to be a going concern. As at the date of these financial statements the bondholders have not taken steps to assert their rights.

A combination of the abovementioned conditions indicates the existence of a material uncertainty that casts significant doubt about the PC’s ability to continue as a going concern.

3.	PC’s non-controlling interest details:

Place of incorporation	Proportion of ownership interests and voting rights held by non-controlling interests		Loss allocated to non-controlling interests		Accumulated non-controlling interests
	December 31
	2017	2016	2017	2016	2017	2016
			NIS’000	NIS’000	NIS’000	NIS’000

Netherland	55%	55%	(51,986)	(109,934)	60,617	121,615

4.	PC’s summarized financial information (The summarized financial information below represents amounts before intragroup eliminations):

	December 31
	2017	2016
	NIS in thousands

Current assets	189,546	94,721
Non-current assets	394,622	1,207,882
Current liabilities	(496,081)	(1,098,525)
Non-current liabilities	(53,353)	(55,990)
Equity attributable to owners of the Company	25,884	(26,473)
Non-controlling interests	(60,617)	(121,615)

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF (Cont.)

b.	Plaza Center N.V. (“PC”) (Cont.):

4.	PC’s summarized financial information (The summarized financial information below represents amounts before intragroup eliminations) (Cont.):

	Year ended December 31,
	2017	2016	2015
	NIS in thousands

Revenue	814,826	192,435	283,926
Expenses	(923,646)	(394,085)	(500,262)
Loss for the year from continuing operations	(108,820)	(201,650)	(216,336)

Loss for the year	(108,820)	(201,650)	(216,336)

Loss attributable to owners of the Company	(48,833)	(91,080)	(97,122)
Loss attributable to the non-controlling interests	(59,987)	(110,570)	(119,214)

Loss for the year	(108,820)	(201,650)	(216,336)

Other comprehensive income attributable to owners of the Company	(3,095)	519	5,452
Other comprehensive income attributable to the non-controlling interests	(3,798)	636	6,690

Other comprehensive income for the year	(6,893)	1,155	12,142

Total comprehensive (loss) attributable to owners of the Company	(51,928)	(90,561)	(91,670)
Total comprehensive (loss) attributable to the non-controlling interests	(63,785)	(109,934)	(112,524)

Total comprehensive (loss) for the year	(115,771)	(200,495)	(204,194)

Net cash inflow (outflow) from operating activities	(1,637)	(260,148)	(10,481)

Net cash inflow (outflow) from investing activities	400,812	165,014	92,273
Net cash (outflow) from financing activities	(239,979)	(144,980)	(159,363)

Net cash inflow (outflow)	159,196	(240,114)	(77,571)

5.	Pursuant to PC’s restructuring PC shall not make any dividend distributions, unless (i) at least 75% of the Unpaid Principal Balance of the Notes has been repaid and the Coverage Ratio on the last Examination Date prior to such Distribution is not less than 150% following such distribution, or (ii) a Majority of the Plan Creditors consents to the proposed distribution.

Notwithstanding the aforesaid, in the event an additional capital injection of at least NIS 85 million occurs, then after one year following the date of the additional capital injection million, no restrictions other than those under the applicable law shall apply to dividend distributions in an aggregate amount of up to 50% of such additional capital injection.

6.	Pursuant to PC’s restructuring plan, PC will assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of the Unsecured Debt.

As for the amendment to an early prepayment term under the restructuring plan see note 11e

c.	Elbit- Plaza India Real Estate Holding Ltd. (“EPI”):

The Company and PC each holds 47.5% of the shares of of Elbit Plaza India Real Estate Holdings Limited (“EPI”) which holds plots in Bangalore and Chennai, India (see note 4d). The remaining 5% equity rights are held by the Company’s former Executive Vice Chairman (VC) of the Board. The VC Shares shall not be entitled to receive any distributions or payment from the EPI until the Group’s investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in EPI have been fully repaid. The Company and PC each have the right to appoint 50% of the board members of EPI.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	PROPERTY, PLANT AND EQUIPMENT

a.	Composition:

	December 31, 2017
	Real estate
	Hotels at revaluation model	At cost model
	Operating	Land and buildings	Other fixed assets	Total
	NIS in thousands

Cost:
Balance as of January, 1	711,906	15,236	31,516	758,658
Adjustment of Depreciation and amortization balance as of December 31, 2017	(28,880)	-	-	(28,880)
Additions during the year	3,156	-	-	3,156
Revaluation of hotels during the year	11,637	-	-	11,637
Disposals during the year (*)	(696,072)	(15,288)	(3,685)	(715,045)
Foreign currency translation adjustments	(1,748)	72	463	(1,213)

Balance as of December, 31	-	20	28,294	28,314

Accumulated depreciation:
Balance as of January 1,	-	7,482	25,051	32,533
Adjustment of Depreciation and amortization balance as of December 31, 2017	(28,880)	-	-	(28,880)
Additions during the year	28,880	52	71	29,003
Disposals during the year	-	(7,514)	(2,528)	(10,042)
Foreign currency translation adjustments	-	-	380	380

Balance as of December, 31	-	20	22,974	22,994

Provision for impairment:
Balance as of January, 1	-	-	4,490	4,490

Balance as of December, 31	-	-	4,490	4,490

Net book value	-	-	830	830

(*)	See also Note 19.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	PROPERTY, PLANT AND EQUIPMENT (Cont.)

a.	Composition (Cont.):

	December 31, 2016
	Real estate
	Hotels at revaluation model (*)		At cost model
	Operating	plot designated for hotel	Land and buildings	Other fixed assets	Total
	NIS in thousands

Cost:
Balance as of January, 1	678,516	18,700	16,049	38,078	751,343
Adjustment of Depreciation and amortization balance as of December 31, 2016	(37,017)	-	-	-	(37,017)
Additions during the year	2,473	-		68	2,541
Revaluation of hotels during the year	106,842	-	-	-	106,842
Disposals during the year	-	(18,700)	-	(5,712)	(24,412)
Foreign currency translation adjustments	(38,908)	-	(813)	(918)	(40,639)

Balance as of December, 31	711,906	-	15,236	31,516	758,658

Accumulated depreciation:
Balance as of January 1,	-	-	7,858	31,129	38,987
Adjustment of Depreciation and amortization balance as of December 31, 2016	(37,032)	-	-	-	(37,032)
Additions during the year	37,032	-		307	37,339
Disposals during the year	-	-		(5,513)	(5,513)
Foreign currency translation adjustments	-	-	(376)	(872)	(1,247)

Balance as of December, 31	-	-	7,482	25,051	32,533

Provision for impairment:
Balance as of January, 1	-	3,700	-	4,490	8,190

Balance as of December, 31	-	-	-	4,490	4,490

Net book value	711,906	-	7,754	1,975	721,635

(*)	Had the Group continued to present the hotel based on the cost model, their net book value as of December 31, 2016, would have been NIS 284 million.

b.	Composition of real estate assets included in property plant and equipment distinguished between freehold and leasehold rights:

	Year ended December 31,
	2017	2016
	NIS in thousands

Freehold rights	-	711,906
Leasehold rights	-	-

Net book value	-	711,906

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	PROPERTY, PLANT AND EQUIPMENT (Cont.)

c.	Annual depreciation rates - see note 2l.

d.	On June 23, 2016, the Company announced a termination of the lease agreement with the Israel Land Administration (“ILA”) in respect of plot located in, Tiberias Israel.

Following the termination of the Agreement, ILA released two bank guarantees in the aggregated amount of approximately NIS 13 million, which have been provided to ILA in order to secure the Company’s undertakings under the lease agreement and an additional amount of approximately NIS 27 million. The company recorded in the year ended December 31 2017 and 2016 a gain in the amount of NIS 3 million and NIS 8 million respectively.

NOTE 9:-	CURRENT MATURITIES OF LONG TERM BORROWING AND SHORT-TERM CREDITS

a.	Composition:

	December 31,
	2017	2016
	NIS in thousands

Current maturities and short term credits (*) (**)	780,861	1,128,768

(*)	The Balance as of December 31, 2017, is comprised mainly:

(I)	PC’s notes in the total amount of NIS 486 million which was reclassified as current liabilities due to the breach of covenants set in trust deeds (see note 7 b 2).

(II)	The Company notes in the amount of NIS 295 which are due on May 2018 (see note 11d).

(**)	During December 2017, the Company repaid the entire loan to Bank Hapoalim in amount of approximately NIS 59 million.

(***)	Following the sale of PC subsidiaries, all PC bank loan were derecognized in amount of approximately NIS 333 million.

b.	For liens - see note 13d.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	PAYABLES AND OTHER CREDIT BALANCES

	December 31,
	2017	2016
	NIS in thousands

Income taxes	437	3,070
Other governmental institutions	14	1,235
Wages and fringe benefits	6,488	2,235
Derivative (i)	-	1,831
Provision for real estate tax (see also note 13.b13)	4,213	-
Income in advance	136	6,429
Provision in respect of plots in India (see also note 4.d.)	16,308	5,646
Provision (see also note 13)	29,167	15,354
Accrued expenses, and others	6,530	10,899

	63,293	46,699

NOTE 11:-	BORROWINGS

a.	Composition:

	December 31,
	2017	2016
	NIS in thousands

At amortized cost:
Loans from banks and financial institutions (see c below)	-	761,710
Notes issued by the Company (see d below)	538,668	498,637
Notes issued by PC (see e below)	485,504	721,292

	1,024,172	1,981,639
Less - current maturities (see note 9)	(780,861)	(1,128,769)

	243,311	852,870

b.	Linkage basis and interest rates:

	December 31, 2017
	Interest rates	NIS in thousands
	%

NIS	Israeli CPI + 6 - 6.9	1,002,913
PLN	6m Wibor + 6	21,259

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	BORROWINGS (Cont.)

c.	The following table provides breakdown of the Group’s loans from banks and financial institutions:

	December 31,
	2017	2016
	NIS in thousands

Loans provided to the Company (*)	-	59,082
Loans provided to PC (mainly with respect to trading property) (**)	-	332,705
Loans provided to SPV holding the Radisson Complex (see note 19)	-	369,923

	-	761,710

(*)	During December 2017, the Company repaid the entire loan to Bank Hapoalim in amount of approximately NIS 59 million.
(**)	Following the sale of PC subsidiaries, all PC bank loan were derecognized in amount of approximately NIS 333 million.

For collaterals see also note 13d.

d.	1.	Issuance of notes by the Company:

On February 20, 2014 two series of notes were issued by the Company:

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	BORROWINGS (Cont.)

The following table present the terms of the Company’s Notes as for December 31, 2017:

	Effective interest rate	interest rate	Principal final maturity	Adjusted par value	Carrying amounts as at December 31, 2017
	%	%	NIS in thousands

Series H notes	9.47	CPI+6	2018	296,160	295,363
Series I notes	12.8	CPI+6	2019	217,279	184,955
Accumulated interest on Series I notes				58,350	58,350

				571,789	538,668

The Company’s notes as for December 31, 2016:

	Effective interest rate	interest rate	Principal final maturity	Adjusted par value	Carrying amounts as at December 31, 2016
	%	%		NIS in thousands

Series H notes	9.47	CPI+6	2018	296,160	282,935
Series I notes	12.8	CPI+6	2019	217,279	172,954
Accumulated interest on Series I notes				42,748	42,748

				556,187	498,637

For collaterals see note 13d2.

2.	Buyback and early repayment plan of Company’s debentures:

Series H

As for December 31, 2017, the Company purchased NIS 150 million par value from series H, for a total consideration of NIS 138 million, resulting in a gain of NIS 2.3 million in 2016 and NIS 3.4 million 2015 which was recorded in the statement of income. All the notes repurchased have been fully redeemed. See also note 16c.

On January 5, 2018, the Company repaid an early repayment of NIS 240 million par value of Series H.

During March 2018 the Company repurchase NIS 7.1 million par value of series H for a total consideration of NIS 7.2 million. As a result, no material income/expenses is expected to be recorded in the statement of profit and loss.

The remaining amount of Series H as for the date of approving the financial statement is NIS 50 million and are due on May 2018.

Series I

During March 2018, the Company purchased NIS 42.2 million par value from series I, for a total consideration of NIS 49.2 million. As a result, the Company is expected to be recorded NIS 2 million expenses in the statement of profit and loss.

The remaining amount of Series I as for the date of approving the financial statement is NIS 226 million and are due on November 2019.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	BORROWINGS (Cont.)

e.	PC’s notes:

The following table present PC’s notes as of December 31, 2017:

	Effective interest rate	Contractual interest rate	Principal final maturity(*)	Adjusted par value	Carrying amounts as at December 31 2017
	%	%		NIS in thousands

Series A Notes	9.47%	CPI+6	2020	198,974	190,865
Series B Notes	13.48%	CPI+6.9	2019	291,333	273,380
Polish Notes	10.46%	6%+ 6M WIBOR	2018	21,176	21,259

				511,483	485,504

The following table present PC’s notes as of December 31, 2016:

	Effective interest rate	Contractual interest rate	Principal final maturity (*)	Adjusted par value	Carrying amounts as at December 31 2016
	%	%		NIS in thousands
Series A Notes	9.47%	CPI+6	2020	257,772	248,716
Series B Notes	13.48%	CPI+6.9	2019	453,264	429,871
Polish Notes	10.46%	6%+ 6M WIBOR	2018	42,988	42,705

				754,024	721,292	(*)

(*)	The Debentures are classified as current liabilities (see note 7 b2).

(1)	Pursuant to PC’s Restructuring Plan, PC will assign 75% of the net proceeds received from the sale or refinancing of any of its assets as early repayment.

(2)	Approved amendment to an early prepayment term under the Restructuring

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	BORROWINGS (Cont.)

e.	PC’s notes (Cont.):

On November 29, 2016, PC’s note holders approved to a postponement of the Early Prepayment date by up to four months and the reduction of the total amount of the required Early Prepayments to at least NIS 382 million (a reduction of 12% on the original amount).

In addition, PC agreed to pay to its Noteholders, on March 31, 2018, a one-time consent fee in the amount of approximately EUR 488 thousand (NIS 2 million) (which is equal to 0.25% from the Company’s outstanding debt under the Notes at that time) (the “Consent Fee”). The consent Fee has been paid to PC’s Noteholders on a pro rata basis.

During first three months 2017, PC paid to its bondholders a total amount of NIS 191.7 million as an early redemption. Upon such payments, the PC complied with the Early Prepayment Term (early redemption at the total sum of at least NIS 382,000,000) and thus obtained a deferral of one year for the remaining contractual obligations of the bonds.

In addition to the above, the following terms were approved by the Note holders:

a.	Casaradio proceeds - If PC shall sell the Casaradio project located in Romania (hereinafter: the “Project”) to a third party, including by way of selling its holdings in any of the entities through which the Company holds the Project (and said sale shall be carried out before the full repayment of the debentures and until no later than December 31, 2019 (“Final Date”), for an amount which exceeds EUR 45 million net (.e. after brokerage fees (if any), taxes, fees, levies or any other obligatory payment due to any authority in respect to the said sale) which shall actually be received by PC, then the holders of notes shall be eligible for a one-time payment (which shall come in addition to the principal and interest payments in accordance with the repayment schedule), in certain amounts specified in tranches.

b.	Registering of Polish bonds for trade - PC has committed to undertake best efforts to admit the Polish bonds for trading on the Warsaw Stock Exchanges and proceeding in this respect are ongoing.

(3)	Settlement agreement with Bondholders of Israeli Series of Bonds

In January 2018, a settlement agreement was signed by and among the PC and the two Israeli Series of Bonds (“Settlement Agreement”). In the Settlement Agreement it was agreed, inter alia, to approve:

●	New repayment ratios between the two Israeli Series of Bonds (new ratio: Bond A- 39% Bond B- 61%);
●	An increase in the level of the mandatory early repayments from 75% to 78% of the relevant net income;
●	New repayment schedule;
●	An increase in the compensation to be paid to the Bondholders in the event of successful disposal of Casa Radio Project;
●	A waiver of claims to the PC and its directors and officers; and
●	To waive the request for publication of quarterly financial reports by the Company.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -	BORROWINGS (Cont.)

e.	PC’s notes (Cont.):

As a result of settlement agreement signing, Series A Bondholders withdraw their request for immediate repayment.

It is clarified that the Settlement Agreement is a separate agreement among the parties thereto with respect to the PC’s restructuring plan, and as such has no effect on the Polish Bondholders.

On January 31, 2018 the PC paid the bondholders a total amount of principal and interest of EUR 38,487 thousands.

(4)	The net cash flow received by the PC following an exit or raising new financial indebtedness (except if taken for the purpose of purchase, investment or development of real estate asset) or refinancing of real estate assets after the full repayment of the asset’s related debt that was realized or in respect of a loan paid in case of debt recycling (and in case where the exit occurred in the subsidiary - amounts required to repay liabilities to the creditors of that subsidiary) and direct expenses in respect of the asset (any sale and tax costs, as incurred) , will be used for repayment of the accumulated interest till that date in all of the series (in case of an exit which is not one of the four shopping centers only 50% of the interest) and 78% of the remaining cash (following the interest payment) will be used for an early repayment of the close principal payments for each of the series (A, B, Polish) each in accordance with its relative share in the deferred debt. Such prepayment will be real repayment and not in bond purchase.

Mandatory repayment of subsequent to the reporting date (without early repayments):

As a result of the non-substantial modifications of terms regarding the approved amendment described above, PC calculated a new effective interest rate as follows:

	EUR	NIS
2018	24,175	100,398
2019	84,568	351,210
2020	14,417	59,874
	123,160	511,482

For PC’s notes collaterals and covenants - see note 13d2 13c2. For liens - see note 13d13c.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES

a.	Composition:

	Year ended December 31,
	2017	2016	2015
	NIS in thousands

Current	-	804	2,166
For previous year	11,404	-	-
Deferred	(160)	2,216	2,236

	11,244	3,020	4,402

b.	Principle tax laws applicable the major Group companies in their country of residence:

1.	Israel:

a)	Corporate tax rate applicable to companies in Israel in 2017 and 2018 is 24% and 23% respectively (in 2016 was 25% and in 2015 - 26.5%).

b)	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

1)	(a)	Taxation of profits of foreign companies considered as Controlled Foreign Companies (“CFC”), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) more than 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed as a dividend representing its respective share in such profits (“Deemed Dividend”).

(b)	Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES (Cont.)

b.	Principle tax laws applicable the major Group companies in their country of residence (Cont.):

1.	Israel (Cont.):

2)	Capital gain from the realization of assets which were acquired subsequent to January 1, 2003 will be taxed at a rate of 25%. Capital gain for assets which were acquired before January 1, 2003, will be taxed at a rate of 25% for the portion of the gain relating to the period subsequent to this date up to the realization date and corporate tax rate for the portion of the gain relating to the period from the acquisition date up to January 1, 2003.

3)	Method of loss offsetting - regarding business losses, capital losses, passive losses, marketable securities losses and CFC losses.

2.	The Netherlands:

a)	Companies resident in the Netherlands are subject to corporate income tax at the general rate of 25%. The first EUR 200,000 of profits is taxed at a rate of 20%. Tax losses may be carried backwards for one year and carried forward for nine years.

b)	The Dutch participation exemption gives a full exemption from corporation tax applies to benefits such as dividends and capital gains derived from a qualifying participation. The participation exemption generally applies if the parent Company holds at least 5 percent of the shares in the participation. The requirements to meet the participation exemption are as follows:

1.	The parent Company has an interest of at least 5 percent in the participation; and

2.	At least one of the following three tests is met:

a)	The parent Company’s objective with respect to its participation is to obtain a return that is higher than a return that may be expected from normal active asset management (“Motive Test”); or

b)	The participation is subject to a “reasonable taxation” according to Dutch tax standards (“Subject-to-Tax Test”); or

c)	The direct and indirect assets of the participation generally consist of less than 50 percent of ‘low taxed free passive investments’ (“Asset Test”).

d)	Dividend distributions from a Netherlands company to qualifying Israeli corporate shareholders holding at least 25% of the shares of such Netherlands company is subject to withholding tax at a rate of 5% provided certain compliance related formalities have been satisfied.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES (Cont.)

c.	Effective tax rate:

The following is reconciliation between the income tax expenses computed on the pretax income at the ordinary tax rates applicable for the Company (“the theoretical tax”) and the tax amount included in the consolidated statement of operations:

	Year ended December 31,
	2017	2016	2015
	NIS in thousands

Profit (loss) before income taxes	(237,534)	(316,961)	(366,751)

Israeli company’s statutory tax rate (%)	24	25	26.5

The theoretical tax	(57,008)	(79,241)	(97,189)
Differences in tax burden in respect of:
Exempt income, net of unrecognized expenses	11,139	673	9,991
Prior-year losses for which deferred taxes had not previously been recorded, including utilization	(940)	(2,873)	(17,805)
Losses and other timing differences for which deferred taxes had not been recorded	39,272	60,545	104,115
The effect of different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	5,330	(1,493)	7,457
Differences in tax rates on income of foreign subsidiaries	(2,034)	11,830	(13,916)
The Group’s share in results of associated companies	4,849	13,579	11,620
Taxes for prior years	11,404	-	-
Other differences, net	(768)	-	129

	11,244	3,020	4,402

d.	Carry forward losses and deductions:

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

Tax laws in respect of certain Group subsidiaries operating outside of Israel have set a time limitation on the utilization of losses. Accordingly, the right to utilize carry-forward losses in the amount of NIS 1,207 million, against taxable income, will gradually expire over the following years:

December 31
2017
(in thousand NIS)

2018	3,339
2019	26,157
2020	47,601
2021 and thereafter	805,601

882,698

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES (Cont.)

e.	Deferred income taxes:

1.	Composition:

	Year ended December 31, 2017
	Balance as of January 1, 2017	Charge to profit and loss account	Deconsolidation (*)	Foreign currency translation adjustments	Balance as of December 31, 2017
	NIS in thousands

Differences between book value of property, plant and equipment and value for income tax purposes	(92,472)	-	92,472	-	-
Temporary difference associated with investment in subsidiaries	(7,216)	7,216	-	-	-
Timing differences - income and expenses	(8,654)	1,880	-	291	(6,483)
Carry forward tax losses and deductions	15,400	(8,936)	-	19	6,483

Net deferred taxes	(92,942)	160	92,472	310	-

(*) See Note 19.

	Year ended December 31, 2016
	Balance as of January 1, 2016	Charge to profit and loss account	Charged to revaluation reserve	Foreign currency translation adjustments	Balance as of December 31, 2016
	NIS in thousands

Differences between book value of property, plant and equipment and value for income tax purposes	(82,990)	1,319	(17,046)	6,245	(92,472)
Temporary difference associated with investment in subsidiaries	-	(7,216)	-	-	(7,216)
Timing differences - income and expenses	(15,969)	6,721	(319)	913	(8,654)
Carry forward tax losses and deductions	17,900	(425)	-	(2,075)	15,400

Net deferred taxes	(81,059)	399	(17,365)	5,083	(92,942)

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	INCOME TAXES (Cont.)

e.	Deferred income taxes (Cont.):

2.	The Group did not record deferred tax assets in respect of the following items:

	December 31,
	2017	2016
	NIS in thousands

Timing differences - income and expenses	1,429	1,602
Carry forward tax losses and deductions	271,542	270,882

	272,971	272,484

f.	Final tax assessments:

The Company and certain Israeli subsidiaries have received final tax assessments, through 2010. Currently the Company is discussing the tax assessments for the years 2011-2014. Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

a.	Claims:

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

In the opinion of the managements of the Group’s companies, the amount of the additional exposure as of December 31, 2017, in respect of claims with chances to be realized which are not remote, amounts to approximately NIS 7 million, excluding the class action and VAT assessments. Said amount does not include interest. In respect to motions to certify a claim as class actions, see items (1) below. In respect of VAT assessments see (3) below.

Following are the Group’s material claims as of December 31, 2017:

1.	The Company - application for 1999 class action:

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

The plaintiffs argued that a continued and systematic oppression of the minority shareholders of Elscint took place, causing the minority monetary damage. According to the plaintiffs, said oppression started with the oppressive agreements made by Elscint for the realization of its main assets, continued with the sale of the control in the Company by Elron Ltd (and therefore indirectly also in Elscint) to companies held by former controlling shareholders (“Harmful Sale”),continued further with the breach of a tender offer made by Company to purchase the minority shares in Elscint (“Breach of Tender Offer”) and ended with an agreement between Elscint and companies held by the former controlling shareholder for the acquisition by Elscint of the hotels portfolio and the Arena commercial center in Israel in exchange to excessive payment from Elscint. (“Hotels and Marina Transactions”). It should be mentioned that the Harmful Sale allegation is directed first and foremost against Elron which was the controlling shareholder of the Company at that time.

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

a.	Claims (Cont.):

1.	The Company - application for 1999 class action (Cont.):

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

On January 8, 2018, the District Court approved settlement agreement according to which the plaintiffs, their attorneys and the class members will receive NIS 50 million as a final compensation in a final court ruling. On March 15, 2018, the District Court have also ruled to approve the Additional Agreement.

The Company’s share in the aforementioned compensation is NIS 4.6 million and the rest will be financed by the Company’s D&O Insurance.

A motion for leave to appeal the District Court’s ruling of 27 September, 2017 was filed by Be’eri to the Supreme Court, constituting of claims that are similar in nature to the claims that Be’eri had previously raised in his objection to the Settlement Agreement (that the settlement agreement is a result of a conspiracy, and so forth).

Initially, the court’s secretary refused to receive Be’eri’s motion and initiate an appeal procedure. Be’eri objected the secretary’s decision, and on December 26, 2017 a Supreme Court Registrar decided to annul the secretary’s decision and allow Be’eri to initiate a motion for leave to appeal.

However, Be’eri did not initiate such an appeal procedure, and on February 13, 2018 the court was asked by some of the defendants to declare that Be’eri is barred from appealing the District Court’s decision due to his inactivity.

On March 12, 2018 Be’eri declared he does not have the means to pay the fees and deposits needed in order to initiate the motion for leave to appeal, and informed the Supreme Court that he intended to ask the court to exempt him from making such payments. No such motion for exemption was filed so far, and therefore the Supreme Court has not yet decided on the issue. Subsequently, no motion for leave to appeal was opened. On April 20, 2018 The Supreme Court decided that Be’eri is exempted from paying court fees but obligated to pay a 5,000 NIS deposit until May 6, 2018. Failing to pay the deposit could lead to striking out the appeal.

According to The District Court’s decision of April 20, 2018, the compensation will be held by the Plaintiff’s counsel in escrow and will not be distributed until it is clear that (a) Be’eri did not initiate an appellate procedure; or (b) an appellate procedure, if filed, would end without significantly changing the settlement agreement.

The Company based on its legal advisor cannot estimate the chances of an appellate procedure that was not filed yet, but considering the nature of Be’eri’s claims the Company asses that his motion for leave to appeal, should it be filed, is more likely to be denied than successful.

As for a dispute with an insurer which insured this law suit, see c7 below.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

a.	Claims (Cont.):

2.	VAT and Customs assessments:

The Company received from the respective VAT and Customs authorities assessments for the years 2006-2012 in the total amount of approximately NIS 25 million (excluding interest linkage and penalties). The Company filed appeals on the assessments it received. Discussions were held and summaries were submitted by both sides to the court.

As of signing the financial statements, the Company is awaiting for the court ruling. Management, based on its tax advisor opinion, recorded an appropriate provision in the financial statement for this exposure.

3.	Other legal proceedings in the ordinary course of business:

As of December 31, 2017, the Company and its subsidiaries are involved in various legal proceeding relating to their ordinary course of business. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims, individually and in the aggregate, are not expected to materially impact the Company’s financial statements.

b.	Other contingent liabilities:

1.	Indemnification to directors and officers of the Company:

The General Meeting of the Company’s shareholders has approved the grant of prospective indemnification undertaking to the Company’s directors (including the controlling shareholder) and officers (including for their service as officers at the Company’s subsidiaries, where applicable). The total aggregate indemnification shall not exceed USD 40 million, and all in excess of an amount paid (if paid) by insurance companies under applicable insurance policy/ies. The Company’s Board of directors and Audit committee has also approved an exemption of officers from liability for any damage caused by breach of a duty of care towards the Company.

2.	Indemnification to directors and officers of Elscint:

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

b.	Other contingent liabilities (Cont.):

3.	Indemnification to directors and officers of Plaza Centers:

PC has entered into an indemnity agreement with directors (including the Company’s chairman of the board and other director of the Company at their role as directors of PC) and PC’s senior management. The maximum indemnification amount to be granted by PC to its directors shall not exceed 25% of the shareholders’ equity of PC based on PC’s shareholders’ equity set forth in PC last audited consolidated financial statements prior to such payment.

4.	Indemnification to directors and officers of InSightec:

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

5.	Indemnification to directors and officers of Gamida:

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

6.	Indemnification to directors and officers of Elbit Medical Technologies:

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

b.	Other contingent liabilities (Cont.):

7.	The Company received, in 2003, a letter from a certain insurer (“the Insurer”) of EIL, Elscint and the Company (the “Insured Companies”), which insured against, inter alia, the lawsuit as described in item b1 above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the “Policy”), effective as of July 1999 (the “Additional Cover”), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the “Replacement Cover”). The letter states that the Policy, Additional Cover and Replacement Cover (the “Insurance Cover”) issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company’s legal counsel replied on behalf of the Insured Companies in March 2003, rejecting all allegations. The parties conducted discussions between them pertaining to the matter referred to herein to negotiate a settlement.

8.	Indemnifications relating to sale of real estate assets:

In the framework of the transactions for the sale of the Group’s real estate as well other transactions, the Group has undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e: that the assets and/or the shares sold are owned by the Group and are free from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are capped to the purchase price in each respective transaction and (ii) Indemnifications in respect of other representation and warranties included in the sales agreements (such as: development of the project, responsibility to defects in the development project, tax matter, environmental matters, employees and others). Such indemnifications are limited in time and are generally caped to certain percentages of the purchase price.

9.	Pending lease payments to a purchaser of a commercial center:

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

In case the Lessee leaves the mall before expiration of lease period PC will be liable to repay the remaining consideration in amount of EUR 1.9 Million (NIS 8 million) as of balance sheet date, unless the buyer finds other tenant that will pay higher annual lease payment than the Lessee. PC’s management does not expect to bear a material loss.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

b.	Other contingent liabilities (Cont.):

10.	Waiver and reimbursement to Gamida and/or its officers:

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

11.	During February 2018, Elbit Medical completed the issuing of convertible Notes (Series C), which are convertible to regular shares of Elbit Medical and are secured by a lien on part of Elbit Medical’s shares in Gamida Cell Ltd. (“Gamida”) and Insightec Ltd. (“Insightec”). The lien on Gamida and Insightec’s shares was made possible following an amendment to both of their Articles of association (‘Articles’) to reflect that the lien on Gamida and Insightec’s shares does not constitute a Right of First Refusal that Gamida Cell and Insightec’s shareholders have arising out of the Articles, and that solely realization of these shares will activate the aforementioned Right of First Refusal (the “Amendment”).

As a precondition for the Amendment, Elbit Medical undertook to indemnify Insightec and each of its officers, directors, mangers, members, partners, employees and agents, shareholders and any other persons controlling Insightec or any of its affiliates (collectively: “Indemnified Persons”) to the fullest extent lawful, from and against any liabilities, losses, damage or expenses (including payment to advisors) incurred that arises out of or in connection with the Amendment, whether or not resulting from an Indemnified Person’s negligence (“Losses”), provided, however, that Elbit Medical shall not be responsible for any Losses that arise out of or are based on any action of or failure to act by Insightec to the extent such Losses are determined, by a final, non-appealable judgment by a court, to have resulted solely from Insightec’s gross negligence or willful misconduct.

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

b.	Other contingent liabilities (Cont.):

12.	Foreign Corrupt Practices Act (FCPA) Issues:

On March 12, 2018, the Securities and Exchange Commission (“SEC”) approved an offer of settlement that was submitted to it by the Company regarding concerns of a violations of the books and records and internal accounting controls provisions of the Foreign Corrupt Practices Act of 1977 (“FCPA”), as follows: 1. In March 2016 Plaza Centers N.V. (a subsidiary of the Company) (“PC”) announced that its board of directors became aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania (see also note 4c1) that may indicate potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA. 2. In addition, in April 2017 the Company’s board of directors and PC’s board of directors became aware of certain issues with respect to an agency and commission agreement from 2011 regarding the sale in 2012 of property in the U.S. jointly owned by PC and the Company. The characteristics of the said agreements could raise red flags that this agreements may be a potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA. 3. Upon the discovery of each of the cases described above, the Company appointed an internal committees to examine these events and at the same time updated the SEC. 4.

The internal committees has concluded their examination of these matters and submitted their recommendations to the Company’s board of directors. The Company’s board of directors fully adopted the committee’s recommendations, and is working to implement them. 5. Following discussions with the SEC regarding the potential violation of the requirements of the FCPA, the Company submitted an Offer of Settlement (“Offer”). 6. Solely for the purpose of the proceedings brought by or on behalf of the SEC and without admitting or denying the findings in the Offer (except as to the SEC’s jurisdiction over it and the subject matter of these proceedings, which are admitted) the Company consented to the entry of an order containing the SEC’s findings. -2- 15527/1403/7157186v1 7. The SEC has determined to accept the Offer and ordered that: 7.1. Pursuant to Section 21C of the Securities Exchange Act of 1934 (“Exchange Act”), the Company cease and desist from committing or causing any violations and any future violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. 7.2. The Company paid a civil money penalty in the amount of $500,000 to the SEC for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3). 8. In determining to accept the Offer, the SEC considered remedial acts that the Company promptly undertook, its self-reporting, and its cooperation afforded to the SEC staff, including having conducted a thorough internal investigation, voluntarily providing detailed reports to the staff, fully responding to the staff’s requests for additional information in a timely manner, and providing translations of certain documents.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

b.	Other contingent liabilities (Cont.):

13.	Contingent liability due to Tax:

•	In respect of PC subsidiary which holds a plot in the Europe region, certain tax aspects have been raised in respect to the past. PC management decided, following a thorough analysis and based on it tax advisor’s estimations, to record a provision in amount of EUR 1 million (NIS 4.2 million) for potential losses which are recorded in other losses in the profit or loss financial statements. In respect of a potential real estate tax claim, PC has been advised by its external advisors that notwithstanding the overall ambiguities of the applicable framework and its implementation that could result to a possible tax dispute there are good chances of success in case of litigation since the shares of the subsidiary are ultimately held by entities which shares are admitted for trading in regulated Stock Exchanges and therefore the substantial requirements for the tax exemption are met. Accordingly, no provision for any liability has been made in these financial statements.

•	Following analysis of certain tax aspects, a provision of approximately NIS 8 million was recorded, at amount which management believes is appropriate.

c.	Liens, collateral and guarantees:

1.	The Company notes:

Series H notes are secured by a first ranking floating charge on all the Company’s property and assets and first ranking charges over the Company’s existing and future interest and rights in and to the Company’s wholly owned subsidiaries and Elbit Ultrasound (Luxembourg) B.V./Sa.r.l (“EUL LUX”), including rights to any amount owed to the Company by EUL LUX. Series I notes has similar second ranking charges. In addition the Company has granted to both series H and series I notes) a corporate guarantee by EUL LUX and a negative pledge over the respective assets of EUL LUX. The collaterals securing the notes are subject to exceptions as set forth in the Arrangement. The Company holds through EUL LUX its shareholdings in PC.

The Company and its wholly owned subsidiaries, EUL LUX have not created, nor undertook to create any pledges contrary to their obligations under the notes.

In 2018, the Company mortgaged the repayments of the Vender loan (as mention in note 19), with a first-ranking lien, in favor of the trustee of holders of Series H.

And in a second lien in favor of the trustee of the holders of Series I.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

2.	PC notes:

The following provisions will apply to PC’s notes:

a)	Restrictions on issuance of additional notes - PC undertake not to issue any additional notes other than as expressly provided for in the Restructuring Plan.

b)	Restrictions on amendments to the terms of the bonds- PC shall not be entitled to amend the terms of the bonds, with the exception of purely technical changes, unless such amendment is approved under the terms of the relevant series and the applicable law and PC also obtains the approval of the holders of all other series of bonds issued by PC by ordinary majority.

c)	Negative Pledge on Real Estate Asset (“REA”) of PC - PC undertakes that until the notes has been repaid in full, it shall not create any encumbrance on any of the REA, held, directly or indirectly, by PC except in the event that the encumbrance is created over PC’s interests in a subsidiary as additional security for financial indebtedness (“FI”) incurred by such subsidiary which is secured by encumbrances on assets owned by that subsidiary.

d)	Negative Pledge on the REA of Subsidiaries - PC’s subsidiaries shall undertake that until the notes have been repaid in full, none of them will create any encumbrance on any of REA except in circumstances permitted under the provision of the notes.

e)	Limitations on incurring new FI by PC and the subsidiaries - PC undertakes not to incur any new FI (including by way of refinancing an existing FI with new FI) until the outstanding notes debt (as of November 30, 2014,) have been repaid in full, except in circumstances permitted under the provision of the notes.

f)	Limitation on distribution dividend - see note 7b5.

g)	75% mandatory early repayment - see note 11e to other sections in this note.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

d.	PC’s notes financial covenants:

a)	Coverage Ratio Covenant (“CRC”):

The CRC is a fraction calculated based on known Group valuations reports and consolidated financial information available at each reporting period. The CRC to be complied with by the Group is 118% (“Minimum CRC”) in each reporting period. As of December 31, 2017 calculated CRC is 103%. In the event that the CRC is lower than the Minimum CRC, then as from the first cut -off date on which a breach of the CRC has been established and for as long as the breach is continuing, PC shall not perform any of the following: (a) a sale, directly or indirectly, of a Real Estate Asset (“REA”) owned by PC or its subsidiaries, with the exception that it shall be permitted to sell the REA if it has an obligation to do so which was entered into prior to the said cut-off date, (b) investments in new REA’s; or (c) an investments that regards an existing project of the Company or of a subsidiary, unless it does not exceed a level of 20% of the construction cost of such project (as approved by the lending bank of these projects) and the certain loan to cost ratio of the projects are met.

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

As a result of covenants breach, PC classified its bonds in the total amount of EUR 116,914 thousands (NIS 485,498 thousands) as current liabilities in the financial statements as of 31 December 2017.

b)	Minimum Cash Reserve Covenant (MCRC):

cash reserve of PC has to be greater than the amount estimated by PC’s management required to pay all administrative and general expenses and interest payments to the Note holders falling due in the following six months, minus sums of proceeds from transactions that have already been signed (by PC or a subsidiary) and closed and to the expectation of the PC’s management have a high probability of being received during the following six months. As for December 31, 2017, the MCRC is maintained.

c)	PC is allowed to execute actual investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for the Unsecured Debt for a six-month period (for this purpose also receivables with a high probability of being collected in the subsequent six-month period will be taken into account for the required minimal cash reserve).

NOTE 14 -	SHARE CAPITAL

Composition:

	Ordinary shares
	of NIS no par value each
	2017	2016	2015
	No nominal par value	NIS 1.00 par value	NIS 1.00 par value

Authorized share capital	11,666,667	11,666,667	35,000,000

Issued and outstanding	9,190,808	9,190,808	27,572,426

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -	OPTIONS PLANS

a.	Options plan adopted by the Company and its subsidiaries:

1.	On October 13, 2016, the Company’s general meeting adopted option plan to the Company’s executive Chairmen of the board (“The Chairman”). According to the plan, the Chairman was granted options exercisable into 38,445 ordinary shares, no par value, of the Company, constituting approximately 0.4% of the Company’s issued and outstanding share capital on a fully diluted basis. The exercise price of the options is equal to NIS 13.426 per share. The option term is for 5 years and it will be vested equally over a period of 3 years.

2.	Elbit Medical plan:

	Year ended December 31
	2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(NIS)		(NIS)

Balance at the beginning of the year	158,592,747	0.14	140,035,935	0.14
Granted (1)	500,000	0.13	22,298,912	0.10
Forfeited	(104,685,257)	0.13	(3,742,100)	0.40
Exercised	(36,670,449)	0.13	-	-

Balance at the end of the year	17,737,041	0.11	158,592,747	0.11

Options exercisable at the year end	2,371,100	0.13	136,293,835	0.13

3.	Includes 8,199,275 options granted to the Company’s Chairman of the Board on October 13, 2016 for a period of 5 years and an exercise price of NIS 0.106 per option. The options will be vested equally over a period of 3 years.

b.	Options plan adopted by PC:

Over the years, the PC has adopted few option plans over its shares. The below table summarized the significant terms in respect of PC’s option plans as for December 31, 2017

	Number of options	Max exercisable number of shares	average exercise price	Vested as of December 31, 2017	average contractual life	Option granted to key personnel

PC’s plan	235,520	356,781	GBP 43	253,520	5.06 years	30,000

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

	Year ended December 31,
	2017	2016	2015
	NIS in thousands
a. Cost of commercial centers

Direct expenses:
Cost of trading property sold	771,765	112,346	227,910
Wages and fringe benefits	396	1,503	3,341
Energy costs	1,900	3,868	6,073
Taxes and insurance	2,405	4,764	6,999
Maintenance of property and other expenses	2,442	5,351	8,286

	778,908	127,832	252,609
Other operating expenses:
Wages and fringe benefits	11,726	13,497	16,716
Professional services	9,224	8,458	7,638
Advertising	2,884	6,685	7,247
Other	2,759	2,932	5,363

	26,593	31,572	36,964
Depreciation and amortization	122	402	787

	805,623	159,806	290,360

b. General and administrative expenses

Wages and fringe benefits	4,372	3,744	6,687
Stock-based compensation expenses	325	27	1,086
Depreciation and amortization	12	19	29
Expenses relating to the Company’s plan of arrangement	122	221	412
Professional expenses	5,728	2,326	2,867
Other	4,371	3,920	5,597

	14,930	10,257	16,678
c. Financial expense

Interest and CPI linkage on borrowings	103,360	193,116	200,169
Gain from buy back of notes and bank loan (see note 11d2)	-	(78,193)	(55,475)
Loss from foreign currency translation differences	7,273	30,018	69,003
Other financial expenses (income)	1,651	1,405	(5,976)
Total financial expenses	112,284	146,346	207,721
Financial expenses capitalized to qualified assets	12	(21,992)	-

	112,296	124,354	207,721

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -	ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (Cont.)

	Year ended December 31,
	2017	2016	2015
	NIS in thousands

d. Financial income

Interest on deposits and receivables	168	203	649
Gain (loss) from foreign currency translation differences	91	(1,259)	1,505
Other financial income	1,552	-	-

	1,811	(1,056)	2,154

e. Change in fair value of financial instruments measured at fair value through profit and loss

Loss from change in fair value of derivatives (mainly swap and forward transactions)	-	(2,707)	-
Gain on marketable securities	-	-	2,568

	-	(2,707)	2,568

f. Write down, charges and other expenses, net

Write down of trading property (i)	89,345	189,592	86,717
Realization of foreign currency translation reserve to the profit and loss	-	-	3,534
Initiation expenses (ii)	12,461	1,796	6,239
Other, net (iii)	(686)	(29,070)	2,802

	101,120	162,318	99,292

(i)	See note 4b regarding trading property write downs.
(ii)	Includes mainly cost and expenses in respect of the Group’s operations in India.
(iii)	In 2016 -Including gain from increase in holdings in Indian subsidiaries. Refer also to note 4d.

j. Earnings per share (*)

Basic and diluted earnings per share:
The earnings and weighted average number of ordinary shares used in the calculation of the basic earning per share are as follows:
Profit (Loss) from continuing operations	(185,132)	(202,630)	(242,709)
Profit (Loss) from discontinued operation	(152,903)	7,913	56,231
Weighted average number of shares used in computing basic earnings per share (thousands)	9,191	9,191	9,191

(*)	The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -	RELATED PARTIES

a.	Transactions with related parties:

Transactions between the Company and its subsidiaries which are related parties of the Company, have been eliminated on consolidation and therefore are not disclosed in this note.

As of December 31, 2017, the Company does not have ultimate controlling party. The Company identifies the following entities, inter alia, as the Company’s related parties: York Capital Management Global Advisors, LLC (“York”) which holds approximate 19.6% of Company’s share capital and Davidson Kempner Capital Management LLC (“DK”) which holds approximate 14.3% of Company’s share capital.

As for the investment agreement in InSightec by York and other investors see note 5a.

b.	Benefits to key management personnel:

1.	a)	Insurance policy for the Company’s directors and officers:

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

b)	Insurance policy for PC’s directors and officers:

PC maintains Directors’ and Officers’ liability insurance policy, presently at the maximum amount of USD 60 million which will expire on November 1 2017. The new policy does not exclude past public offering and covers the risk that may be incurred by the Directors through public offerings of equity up to USD 50 million.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -	RELATED PARTIES (Cont.)

b.	Benefits to key management personnel (Cont.):

c)	Insurance policy for InSightec’s directors and officers:

InSightec’s directors and officers are covered by two insurance policies; (i) Run Off policy, which is valid for a period of 7 years commencing December 2012, covering damages that has occurred until December 2012 uo to USD 20 million, and (ii) a second policy covering damages that had occurred or might occur from December 2012 and on up to USD 60 million, and it precedes and does not have the right to participate in the policies of directors and officers held by any of the shareholders of InSightec, including a component of special coverage for risk management (up to an amount of USD 100 thousands) with worldwide coverage. InSightec’s directors and officers insurance includes a retroactive cover and contains a 7 year extended reporting period provision.

d)	Insurance policy for the Gamida’s directors and officers:

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

2.	As for directors’ indemnification - see note 13b1 – 13b6

3.	Options issued to related parties - see note 15.

c.	The following table presents the components of the Group related party transactions and benefit (including bonus) granted to the Group’s key management personnel:

	Year ended December 31,
	2017	2016	2015
	NIS in thousands
Benefits to key management personnel

Salaries, directors’ fees and bonuses	4,655	3,373	4,798
Termination benefits of former key personnel	200	-	-
Post-employment benefits	-	239	257
Amortization of stock based compensation expenses	399	53	866

	5,254	3,665	5,921

Number of recipients (excluding directors)	7	7	7

d.	Balances with related parties:

	December 31,
	2017	2016
	NIS in thousands
Liabilities:
The Company’s and PC’s traded notes	116,130	211,790
Benefits payable to key management personnel	3,499	2,114

	119,629	213,904

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING

a.	General:

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

Investments in INSIGHTEC is reviewed by the CODM in the same manner as subsidiary companies, i.e. each investment’s income, expenses are reviewed on a separate basis. The amounts included are not adjusted to reflect the Group’s share and accordingly reviewed in its entirety (100%). Accordingly, the amounts within each segment include these components of equity method investments, and are reconciled to the consolidated statements as adjustments.

For purpose of these financial statements the following business segments were identified:

●	Medical Industries and devices - through the Company indirect holdings in two companies which operates in the field of life science: (i) INSIGHTEC which operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; and (ii) Gamida which operates in the field of research, development and manufacture of products designated for certain cancer diseases.

●	Plots in India - plots designated for sale, initially designated to residential projects.

●	Plots in Eastern Europe- initially designated for development of commercial centers - includes plots in Eastern Europe (and in Greece) held by our subsidiary Plaza Centers N.V. (“PC”) whose business strategy is to no longer develop commercial centers but to dispose of its real estate assets at optimal market conditions.

The Group’s reportable segments for each of the years ended December 31 2017, 2016 and 2015 are: Medical Industries and devices, Plots in India and Commercial Centers, All other operations identified by the CODM are included as “other activities”. The assets of a reportable segment include plots in India and trading property attributable to the Commercial Centers. Unallocated assets include mainly cash and cash equivalent as well as short and long term deposits and investments.

The liabilities of the reportable segments include mainly specific borrowings provided directly to the Project Companies (mainly companies which are engaged in the operation, construction and initiations of commercial centers) and which are usually secured by a mortgage on the property owned by these Project Companies. Other borrowings which were raised by the Group with no identification to certain operations (mainly notes issued by the Company and PC) were considered as unallocated liabilities.

The accounting policies of all reportable segments are the same as those of the Group, as described in note 2.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

b.	Data regarding business segments:

Year ended December 31, 2017

	Commercial centers	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total

Revenues	814,826	117,488	-	-	(117,488)	814,826

Segment profit (loss)	(36,929)	(135,445)	(55,422)	-	135,445	92,450

Financial income (expenses)	(5,281)	-	-	-	-	(5,281)
Share in losses of associates, net	-	(15,156)	-	-	(5,047)	(20,202)
Adjustments: Unallocated general and administrative expenses						(14,930)
Unallocated other expenses						532
Unallocated financial expenses						(107,015)
Financial income						1,811
Loss before income taxes						(237,534)

Additions to segment assets	7,895	-	-	-	-	7,895
Unallocated						3,156
Total additions						11,051
Depreciation and amortization of segment assets	52	-	-	-	-	52
Unallocated						28,951
Total Depreciation and amortization						29,003
Impairment of segment assets	47,700	-	43,057	-	-	90,757
Unallocated						-
Total Impairment						90,757
Assets and Liabilities December 31, 2017:
Segment assets	305,503	-	187,509	5,845	-	498,856
Equity basis investments	-	-	-	-	5,437	5,437
Unallocated						513,078
Total Assets						1,017,371
Liabilities
Segment liabilities	54,792	-	38,477	-	-	93,269
Unallocated liabilities						1,072,887

Total Liabilities						1,166,156

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

b.	Data regarding business segments (Cont.):

Year ended December 31, 2016

	Commercial centers (i)	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total

Revenues	210,014	96,333	-	-	(113,911)	192,436

Segment profit (loss)	(135,061)	(119,689)	9,354	-	116,361	(129,035)

Financial income (expenses)	60,454	-	-	-		60,454
Share in losses of associates, net	-	(7,960)	-	-	(46,353)	(54,313)
Adjustments: Unallocated general and administrative expenses						(10,257)
Unallocated other expenses						(652)
Unallocated financial expenses						(184,809)
Financial income						(1,056)
Change in fair value of financial instruments measured at FVTPL						2,707
Loss before income taxes						(316,961)
Additions to segment assets	94,406	-	154,598	-	-	249,004
Unallocated						2,473
Total additions						251,477
Depreciation and amortization of segment assets	306	-	-	-	-	306
Unallocated						37,109
Total Depreciation and amortization						37,415
Impairment of segment assets	165,028		24,564			189,592
Unallocated						-
Total Impairment						189,592
Assets and Liabilities December 31, 2016:
Segment assets	1,126,871	-	245,092	6,453	(5,702)	1,372,714
Equity basis investments		15,916			11,033	26,949
Unallocated						861,546
Total Assets						2,261,209
Liabilities
Segment liabilities	428,386	-	3,319	-	(43)	431,662
Unallocated liabilities						1,780,933

Total Liabilities						2,212,595

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of commercial centers.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

b.	Data regarding business segments (Cont.):

Year ended December 31, 2015

	Commercial centers (i)	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total
	NIS in thousands

Revenues	309,302	69,432	-	-	(88,095)	290,639

Segment profit (loss)	(74,170)	(95,805)	(12,325)	-	92,656	(89,644)

Financial income (expenses)	29,605	1,353	-	-	-	(30,958)
Share in losses of associates, net	-	(13,465)	-	-	(29,460)	(42,925)
Adjustments:
Unallocated general and administrative expenses						(16,678)
Unallocated other expenses						(9,369)
Unallocated financial expenses						(176,763)
Financial income						2,154
Change in fair value of financial instruments measured at FVTPL						(2,568)
Loss before income taxes						(366,751)

Additions to segment assets	28,562	-	-	133	-	28,695
Unallocated						23,183
Total additions						51,878
Depreciation and amortization of segment assets	863	-	-	38	-	896
Unallocated						32,184
Total Depreciation and amortization						33,085
Impairment of segment assets	85,918	-	-	-	-	85,918
Unallocated						-
Total Impairment						85,918
Assets and Liabilities December 31, 2015:
Segment assets	1,579,921	262,183	247,383	7,081	(599,531)	1,497,038
Equity basis investments	-	24,233	-	-	267,950	292,183
Unallocated						914,331
Total Assets						2,703,552
Liabilities
Segment liabilities	658,994	92,644	2,624	-	(217,930)	536,332
Unallocated liabilities						1,863,156
Total Liabilities						2,399,488

(i)	Includes mainly revenues from commercial centers under operation until their sale and consideration from sales of commercial centers.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	SEGMENTS REPORTING (Cont.)

c.	Data regarding geographical areas:

1.	Revenues by geographical areas:

Revenues information above is based, mainly, on the locations of the assets.

	Year ended December 31,
	2017	2016	2015
	NIS in thousands

East and central Europe(i)	814,826	192,436	133,631
India	-	-	150,296
Other	-	-	6,712

	814,826	192,436	290,639

(I)	The following table provides an additional information in respect of the revenues in east and central Europe per countries:

	Year ended December 31,
	2017	2016	2015
	NIS in thousands

Poland	514,291	76,724	71,219
Czech Republic	-	43,519	9,240
Romania	36,538	2,898	45,217
Serbia	246,534	68,165	3,832
Other	17,463	1,130	4,123

	814,826	192,436	133,631

2.	Non-current assets by geographical areas:

The Group’s non-current assets provided in the following table include also trading property and payment on account of trading property.

	Segment assets
	December 31,
	2017	2016
	NIS in thousands

East and central Europe	300,165	1,084,749
Israel	1,599	24,189
India	193,450	245,091

	495,214	1,354,029

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	DISCONTINUED OPERATIONS

Sale of the “Radisson complex”

On November 29, 2017, the Company has announced, that its wholly owned indirect subsidiary (the “Vendor”) has signed a definitive sale and purchase agreement (the “Agreement”) for the sale of its entire shareholding (comprising approx. 98.2% of the outstanding share capital) in the company (the “SPV”) which owns the Radisson Hotel Complex in Bucharest, Romania, based on a property value of €169.2 million (the “Transaction”). The Agreement has been signed with an acquisition vehicle jointly owned by two international investment funds (the “Purchaser”).

The net proceeds that was derived from the Transaction (after offsetting the SPV’s senior bank loan, working capital and other adjustments, as well as transaction expenses) was approximately €81 million. Part of the net proceeds equal to €8 million was used to finance a vendor loan which has been granted for a period of 3 years, bearing interest at the rate of 5% per annum (the “Vendor Loan”).

The Vendor Loan acts as collateral for customary post-closing liabilities of the SPV, whereby the Purchaser may offset adjudicated losses which may be incurred by it as a result of a breach of warranties or in respect of certain indemnities given by the Vendor in terms of the Agreement. Additionally, the Company has granted a letter of guarantee in favor of the Purchaser pursuant to which it has undertaken to fulfill the Vendor’s undertakings and obligations under the Agreement (if and to the extent that the Vendor fails to do so).

On December 18, 2017 the Company has completed the transaction. Part of the Net Proceeds were applied in order to repay the Company outstanding loan to Bank Hapoalim Ltd. in the amount of approximately Euro 11.6 million and NIS 240 million were applied to an early repayment of interest and principal to the Company (series H) noteholders

Following the Closing and consummation of the transaction, the Company has ceased to operate the “Radisson Complex” hotel activity, and accordingly the said activity was classified as discontinued operation including comparative information.

Sale of Elbit Fashion

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	DISCONTINUED OPERATIONS (Cont.)

Results of discontinued operations:

	Year ended December 31,
	2017	2016	2015
	NIS in thousands (except for per-share data)

Revenues from hotel operations and management	130,142	135,839	147,886
Revenues from fashion merchandise	-	-	1,857

	130,142	135,839	149,743

Expenses and losses
Cost of fashion merchandise	-	-	4,123
Cost of hotel operations and management	105,678	115,367	126,849
Financial expenses	20,103	19,634	31,444
Other income, net	(669)	(6,961)	(70,133)

	(125,112)	(128,040)	(92,283)

Profit (loss) from discontinued operations before income taxes	(5,030)	7,799	57,460

Income tax (income) expenses	80	(114)	1,229

Profit (loss) from discontinued operations	(5,110)	7,913	56,231

Gain from sale of hotels	(55,835)	-	-
Release of capital funds as a result of the sale of hotels	213,848	-	-
Total Profit from discontinued operations	152,903	7,913	56,231

Basic and diluted earnings per share	(16.64)	0.85	6.11

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	DISCONTINUED OPERATIONS (Cont.)

Reclassification of comparative information:

	As previously reported	Amendment	As presented in these financial statements
	NIS in thousands

Revenues
Revenues from sale of commercial centers	200,078	-	200,078
Revenues from Hotels operations and management	147,886	(147,886)	-

Total revenues	347,964	(147,886)	200,078

Gains and other
Rental income from commercial centers	83,849	-	83,849
Gain from sale of investees	6,712	-	6,712

Total gains	90,561	-	90,561

Total revenues and gains	438,525		290,639

Expenses and losses
Cost of commercial centers	290,360	-	290,360
Hotels operations and management	126,849	(126,849)	-
General and administrative expenses	16,678	-	16,678
Share in losses of associates, net	42,925	-	42,925
Financial expenses	236,288	(28,567)	207,721
Financial income	(2,154)	-	(2,154)
Change in fair value of financial instruments measured at fair value through profit and loss	5,446	(2,878)	2,568
Write-down, charges and other expenses, net	38,298	60,994	99,292

	754,690	(97,300)	657,390

Loss before income taxes	(316,165)	(50,586)	(366,751)

Income taxes expenses (tax benefits)	5,631	(1,229)	4,402

Loss from continuing operations	(321,796)	(49,357)	(371,153)

Profit from discontinued operations, net	6,874	49,357	56,231

Loss for the year	(314,922)	-	(314,922)

Attributable to:
Equity holders of the Company	(186,150)	-	(186,150)
Non-controlling interest	(128,772)	-	(128,772)

	(314,922)	-	(314,922)

Loss from continuing operations
Equity holders of the Company	(193,024)	(49,685)	(242,709)
Non-controlling interest	(128,772)	309	(128,463)

	(321,796)	(49,376)	(371,172)

Profit from discontinued operation, net
Equity holders of the Company	6,874	49,666	56,540
Non-controlling interest	-	(309)	(309)

	6,874	49,357	56,231

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -	DISCONTINUED OPERATIONS (Cont.)

Statement of Cash flows

The statement of cash flows includes the following amounts relating to discontinued operations, the majority of which as of December 2015, are attributable to the discontinued fashion apparel and hotels operations:

	Year ended December 31,
	2017	2016	2015
	NIS in thousands (except for per-share data)

Operating activities	49,142	26,443	(5,921)
Other investment activities	297,875	14,082	216,957
Other financing activities	(157,948)	118,556	(189,203)

Net cash provided by (used in) discontinued operations	189,069	159,081	(21,833)

NOTE 20 -	FINANCIAL INSTRUMENTS

a.	Principal accounting policies:

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income and other comprehensive income are included in note 2.

b.	Balances of financial instruments by categories:

1.	Composition:

	December 31,
	2017	2016
	NIS in thousands

Financial assets
Cash and cash equivalents	465,740	89,688
Loans and receivables	44,545	88,199
Available for sale financial instruments	4,032	4,091

	514,317	181,978
Financial Liabilities
Derivative financial liabilities at fair value through profit and loss	-	1,832
Financial liabilities at amortized cost	1,088,479	2,051,905

	1,088,479	2,053,737

2.	Additional information:

As for financing income and expenses resulting from the aforementioned financial instruments - see note 16e.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks:

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

The Group has exposure to the following risks which are related to financial instruments:

1.	Foreign currency risk:

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

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks (Cont.):

1.	Foreign currency risk (Cont.):

The following tables present sensitivity analysis to a change of 10% in the Group’s main foreign currencies against their relevant functional currency and their effect on the statements of income and the shareholders’ equity (before tax and before capitalizing any exchange results to qualified assets):

As of December 31, 2017:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	EURO	+10%	368
Cash and deposits	NIS	USD	+10%	131
Cash and deposits	EURO	PLN	+10%	174
Cash and deposits	EURO	USD	+10%	243
Cash and deposits	EURO	NIS	+10%	13,305
				14,221
Financial liabilities
Loans at amortized cost	EURO	PLN	+10%	(2,125)
Notes at amortized cost	EURO	NIS	+10%	(46,425)
				(48,550)

As of December 31, 2016:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	EURO	+10%	501
Cash and deposits	NIS	USD	+10%	181
Cash and deposits	EURO	PLN	+10%	947
Cash and deposits	EURO	USD	+10%	135
Cash and deposits	EURO	USD	+10%	260

				2,024
Financial liabilities
Loans at amortized cost	NIS	EURO	+10%	(5,908)
Loans at amortized cost	EURO	PLN	+10%	(4,271)
Notes at amortized cost	EURO	NIS	+10%	(67,859)
Loans at amortized cost	RON	EURO	+10%	(36,992)

				(115,030)

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks (Cont.):

1.	Foreign currency risk (Cont.):

As of December 31, 2015:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	EURO	+10%	1,637
Cash and deposits	EURO	NIS	+10%	857
Cash and deposits	EURO	PLN	+10%	883
Cash and deposits	EURO	RON	+10%	1,163
Cash and deposits	EURO	USD	+10%	1,005

				5,545
Financial liabilities
Loans at amortized cost	NIS	EURO	+10%	(15,746)
Loans at amortized cost	EURO	PLN	+10%	(5,503)
Notes at amortized cost	EURO	NIS	+10%	(71,615)
Loans at amortized cost	RON	EURO	+10%	(25,344)

				(118,208)

2.	Credit risk:

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

Due to the nature of it activity, the company, which operate at commercial centers, are not materially exposed to credit risks stemming from dependence on a given customer. The company examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

3.	Interest rate risk:

Fair value risk:

A significant portion of the Group’s long term loans and notes bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and notes are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income.

For further information see note 11.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks (Cont.):

3.	Interest rate risk (Cont.):

Cash flow risk

Part of the Group’s long term borrowings are bearing variable interest rate (see note 11). Cash and cash equivalent, short term deposits and short term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect the Group’s finance income and expenses and its cash flow.

The following table presents the effect of an increase of 1% in the Libor rate with respect to financial assets and liabilities which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

	Profit (loss)
	Year ended December 31,
	2017	2016	2015
	NIS in thousands

Loans linked to the EURO (*)	-	(3,918)	(5,928)
Notes linked to the PLN	(213)	(427)	(550)

	(213)	(4,345)	(6,478)

4.	Liquidity risk:

The Group’s capital resources include the following: (a) proceeds from sales of trading property and real estate assets subject to market condition (b) lines of credit obtained from banks, and others; (c) proceeded from sales of shares in the Group held companies in the medical field (d) available cash and cash equivalents. Such resources are used for the following activities:

a)	Interest and principal payments on the Group notes and loans;

b)	Payment of general and administrative expenses;

As for the Company’s financial positon and PC’s going concern - see note 1c and 7 b2 respectively.

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks (Cont.):

4.	Liquidity risk (Cont.):

The following tables present the cash flow of financial liabilities and assets (principal and interest) in accordance with the contractual repayment dates:

As of December 31, 2017:

	1st year (i)	2nd year	3rd year	4th year	5th year and thereafter	Total
	NIS in thousands
Financial liabilities
Borrowing with fixed interest rate
PC’s notes linked to the Israeli CPI (1)	238,898	236,812	55,566	-	-	531,276
Notes linked to the Israeli CPI	303,564	310,222	-	-	-	613,786

	542,462	547,034	55,566	-	-	1,145,062
Borrowing with variable interest rate
Notes linked to the PLN	21,949	-	-	-	-	21,949

Suppliers, payable and other credit balances	47,999	-	-	-	-	47,999

Total financial liabilities	612,410	547,034	55,566	-	-	1,215,010

Financial assets
Cash and cash equivalent	465,740	-	-	-	-	465,740
Short term deposits	10,496	-	-	-	-	10,496
Trade receivables and other receivables	3,210	-	-	-	-	3,210
Long term deposits, loans and investments	-	-	33,221	-	1,653	34,874

Total financial assets	479,446	-	33,221	-	1,653	514,320

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks (Cont.):

4.	Liquidity risk (Cont.):

As of December 31, 2016:

	1st year (i)	2nd year	3rd year	4th year	5th year and thereafter	Total
	NIS in thousands
Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO	29,376	29,719	30,495	334,890	-	424,480
PC’s notes linked to the Israeli CPI (1)	211,934	152,116	387,256	61,481	-	812,787
Notes linked to the Israeli CPI	17,770	303,564	310,486	-	-	631,820

	259,080	485,399	728,237	396,371	-	1,869,087
Borrowing with variable interest rate
Loans linked to the EURO	261,453	9,923	10,588	89,784	53,240	424,988
Notes linked to the PLN	16,542	30,393	-	-	-	46,935

	277,995	40,316	10,588	89,784	53,240	471,923
Suppliers, payable and other credit balances	53,532	-	-	1,972	-	55,504

Total financial liabilities	590,607	525,715	738,825	488,127	53,240	2,396,514

Financial assets
Cash and cash equivalent	89,688	-	-	-	-	89,688
Short term deposits	39,527	-	-	-	-	39,527
Trade receivables and other receivables	54,577	-	-	-	-	54,577
Long term deposits, loans and investments	-	2,827	-	13,593	-	16,420

Total financial assets	183,792	2,827	-	13,593	-	200,212

(1)	This note assumes the minimum contractual payments on the debentures to achieve the Deferral see note 11 e

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks (Cont.):

5.	Consumer Price Index (“CPI”) risk:

A significant part of the Group borrowings consists of notes raised by the Company and PC in the Tel Aviv Stock Exchange which are linked to the increase in the Israeli CPI above the base index at the date of the notes issuance. An increase of 2% in the Israeli CPI will cause an increase in the Group finance expenses for the years ended December 31, 2017, 2016 and 2015 (before tax) in the amount of NIS 20 million, NIS 23 million and NIS 25 million, respectively.

6.	Collaterals:

The following table presents the book value of financial assets which are used as collaterals for the Group’s liabilities:

	December 31,
	2017	2016
	NIS in thousands

Long term borrowings	-	38,117
Guarantees provided by the Group	1,813	2,363

	1,813	40,480

d.	Fair value levels:

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1: fair value measurements derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2: fair value measurements derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3: fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

ELBIT IMAGING LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	FINANCIAL INSTRUMENTS (Cont.)

d.	Fair value of financial instruments (Cont.):

The following table presents the book value and fair value of the Group’s financial assets (liabilities), which are presented in the financial statements at other than their fair value:

		December 31
		2017		2016
		Book Value	Fair Value	Book Value	Fair Value
	Level	NIS in thousands

Long- term loans at fixed interest rate	Level 3	-	-	(369,923)	(369,923)
Notes	Level 1	(1,024,168)	(911,051)	(1,219,929)	(1,071,436)

		(1,024,168)	(911,051)	(1,589,852)	(1,441,359)

NOTE 21 -	SUBSEQUENT EVENTS

a.	On February 19, 2018 Elbit Medical has completed a public offering of notes convertible into ordinary shares of Elbit Medical and secured by a pledge on a portion of Elbit Medical’s holdings in INSIGHTEC Ltd. and Gamida Cell Ltd. (the “Notes”). The main terms of the Notes are: (1) Total amount raised: NIS 180 million. (2) Maturity Date: March 1, 2022. (3) Interest: Annual interest of 5% in the first two years and 10% in the remaining period, payable twice a year - in March and September. (4) Conversion: Each NIS1.47 par value in Notes into convertible into one Elbit Medical ordinary share. (5) Certain Covenantsas loan to value: certain limitations including on the ability of Elbit Medical to distribute dividends or raise additional debt. (6) Collateral: The Notes are secured by a pledge on a portion of Elbit Medical’s holdings in INSIGHTEC Ltd. and Gamida Cell Ltd in a “value to loan” ratio of 200%. (7) Use of Proceeds: (a) payment of all expenses in connection with the issuance of the Notes (approximately NIS6 (approx. US$ 1.7 million)); (b) NIS18 million (approx. US$ 5 million) were deposited with the trustee for interest payments due on the Notes for the first two years; (c) NIS4 million (approx. US$ 1 million) for ongoing operational expenses; and (d) the remaining proceeds was used to repay Elbit Medical’s intercompany debt to the Company (approximately NIS 154 million (approx. US$ 43 million)). In April, 2018 the balance of Elbit Medical’s debt to the Company, in the total amount of approximately NIS2 million (approximately USD 580 thousand) was converted to approximately NIS2 million par value Notes.

b.	Motion to reveal and review internal documents:

In March 2018, a Shareholder of the Company has filed a motion with the Financial Department of the District Court in Tel-Aviv to reveal and review internal documents of the Company and of PC., with respect to the events surrounding that certain agreements that were signed in connection with the Casa Radio Project in Romania and the sale of the US portfolio. Such events were previously announced by the Company and are detailed in notes 4.c.1.c and 13.b.12. The Company is currently examining the motion with its legal advisors and intend to respond in due course.

- - - - -- - - - - - - - - - - - - - - - -

SCHEDULE X – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

ELBIT IMAGING LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF

ELBIT IMAGING LTD.

We have audited the consolidated financial statements of Elbit Imaging Ltd. and subsidiaries (the "Company") as of December 31, 2017 and December 31, 2016 and for each of the two years in the period ended December 31, 2017, and have issued our report thereon dated April 25, 2018. Our audit also included the condensed financial statement as of December 31, 2017 and December 31, 2016 and for each of the two years in the period ended December 31, 2017, included under schedule of the Company ("the financial statement schedule"). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule present fairly, in all material respects, the information set forth therein when considered in conjunction with the consolidated financial statements.

We also audited the adjustments described in Note 5 that were applied to adjust the 2015 financial statements due to discontinued operation. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2015 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 financial statements taken as a whole.

Emphasis of matters:

1.	Note 1(C) to the consolidated financial statements, which describes the Company's financial position and the resources until November 2019 that are expected to serve the repayment of Company's liabilities. The Company's management and board of directors are of the opinion, based on its projected cash flows and the assumptions described, that the Company can execute its plans and that it would be able to serve its indebtedness in the foreseeable future.
2.	Note 7(B)(2) to the consolidated financial statements, which describes conditions that indicate the existence of a material uncertainty that casts significant doubts about the ability of Company's subsidiary to continue as a going concern. Subsidiary's management plans with regard to these matters are discussed in Note 7(B)(2). The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company's subsidiary were unable to continue as a going concern.
3.	Note 4(C)(1)(c) which discloses potential irregularities regarding to Casa Radio project in Romania and their potential implications.

4.	Note 4(c)(1)(b) which discloses the risk that the public authorities may seek to terminate the Public Private Partnership Agreement (“PPP Agreement”) and/or relevant permits and/or could seek to impose delay penalties on the basis of perceived breaches of the subsidiary’s commitments under the PPP Agreement. In the event that the public authorities seek to terminate the PPP Agreement and/or seek to impose penalties, the Company's subsidiary may incur penalties and/or recover less than the carrying amount of the Casa radio asset recorded in the consolidated financial statements as at year end (NIS 209.7 million).

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 25, 2018	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Elbit Imaging Ltd.

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 19 to the consolidated financial statements, the consolidated statements of income, comprehensive income, changes in equity, and cash flows of Elbit Imaging Ltd. and subsidiaries (the "Company") for the year ended December 31, 2015, and have issued our report thereon dated March 31, 2016. Our audit also included the condensed financial information schedule, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 5 to the condensed financial information schedule, for the year ended December 31, 2015 (the 2015 condensed financial information schedule before the effects of the adjustments discussed in Note 5 to the condensed financial information schedule are not presented herein). This condensed financial information schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such condensed financial information schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations discussed in Note 5 to the condensed financial information schedule and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Without qualifying our opinion, we draw attention to:

1.	Note 4 (c) (1) (c) and note 13 (c) (12) in the consolidated financial statements which disclose, among other things, potential irregularities concerning the Casaradio Project in Romania and their potential consequences, including Foreign Corrupt Practice Act implications as of December 31, 2015.

2.	As discussed in Note 13, claims have been filed against group companies as of December 31, 2015, one of which was certified as a class action.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

March 31, 2016

ELBIT IMAGING LTD.

CONDENSED BALANCE SHEETS

		December 31
		2 0 1 7	2 0 16	2 0 1 7
				Convenience translation (note 2D)
	Note	(in thousand NIS)		U.S.$'000

Current Assets
Cash and cash equivalents		265,877	43,771	76,688
Short-term deposits and investments		6,464	6,426	1,864
Other receivables		2,281	1,778	658

		274,622	51,975	79,210

Non-Current Assets
Deposits, loans and other long-term balances		34,856	1,596	10,054
Loans and investments in subsidiaries, associates and joint venture	3	71,672	455,129	20,673
Property, plant and equipment		87	33	25
		106,615	456,758	30,752

		381,237	508,733	109,962

ELBIT IMAGING LTD.

CONDENSED BALANCE SHEETS

		December 31
		2 0 1 7	2 0 1 6	2 0 1 7
				Convenience translation (note 2D)
	Note	(in thousand NIS)		U.S.$'000

Current Liabilities
Current maturities of long term borrowings and short-term credits		295,363	59,082	85,193
Payables and other credit balances		36,082	17,787	10,407
		331,445	76,869	95,600

Non-Current Liabilities
Borrowings		243,306	498,637	70,178
Other liabilities		921	21,716	266
		244,227	520,353	70,444

Shareholders' Equity
Share capital and share premium		1,105,974	1,105,974	319,000
Reserves		(870,043)	(787,765)	(250,950)
Retained losses		(430,366)	(406,698)	(124,132)
		(194,435)	(88,489)	(56,082)

		381,237	508,733	109,962

The accompanying notes are an integral part of the financial statements.

Ron Hadassi Chief Executive Officer and Chairman of the Board of Directors	Yael Naftali Chief Financial Officer

Approved by the Board of Directors on: April 25, 2018

ELBIT IMAGING LTD.

CONDENSED STATEMENTS OF INCOME

		Year ended December 31
		2 0 1 7	(*)2 0 1 6	(*)2 0 1 5	2 0 17
					Convenience translation (Note 2D)
	Note	(in thousand NIS)			U.S.$'000

Revenues from providing management services		796	1,035	1,472	230

General and administrative expenses		(13,081)	(8,745)	(11,868)	(3,773)

Financial expenses, net		(21,858)	(38,332)	(58,605)	(6,305)

Other income (expense), net		712	(485)	(116,658)	205

Loss before income taxes		(33,431)	(46,527)	(185,659)	(9,643)

Income tax expenses		(7,000)	-	-	(2,019)

		(40,431)	(46,527)	(185,659)	(11,662)
Company's share in results of investee companies		(144,700)	(156,196)	(57,031)	(41,736)

Lloss from continuing operations		(185,131)	(202,723)	(242,690)	(53,398)

Profit (loss) from discontinued operations, net		(152,903)	7,893	56,540	(44,102)

Loss for the year		(338,034)	(194,830)	(186,150)	(97,500)

The accompanying notes are an integral part of the financial statements.

(*)	Reclassified (discontinued operations); refer to Note 5.

ELBIT IMAGING LTD.

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2 0 1 7	2 0 1 6	2 0 1 5	2017
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year from continued operations	(338,034)	(194,830)	(192,780)	(97,500)
Finance expenses recognized in profit and loss	227,149	32,717	67,888	65,518
Depreciation and amortization	12	80	640	3
Share in losses of associates, net	91,513	155,846	40,755	26,395
Stock based compensation expenses	336	27	845	97
Other	(759)	(55)	(488)	(219)
Receivables and other debit balances	(33,724)	3,516	3,101	(9,727)
Payables and other credit balances	18,127	(3,877)	(6,180)	5,228
Net cash used in operating activities of continuing operations	(35,380)	(6,576)	(86,219)	(10,205)
Net cash used in discontinued operating activities	-	-	(2,700)	-

Net cash used in operating activities	(35,380)	(6,576)	(86,219)	(10,205)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and equipment, investment property and other assets	-	-	(103)	-
Proceeds from realization of investments in subsidiaries and associates	-	-	1,925	-
Investments and loans to subsidiaries and associates	204,084	172,027	180,406	58,865
Proceed from dividend	131,645	-	-	37,971
Proceed from realization of (investment in) long-term deposits and long-term loans	-	15,785	(1,184)	-
Short-term deposits and marketable securities, net	(40)	(3,009)	(481)	(12)
Net cash provided by investing activities	335,689	184,803	180,563	96,824

ELBIT IMAGING LTD.

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2 0 1 7	2 0 1 6	2 0 1 5	2 0 17
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
CASH FLOWS FROM FINANCING ACTIVITIES
Interest paid in cash	(19,603)	(23,717)	(37,902)	(5,654)
Interest received in cash	-	-	32	-
Repayment of long-term borrowings	(58,600)	(182,025)	(75,577)	(16,902)
Net cash used in financing activities	(78,203)	(205,742)	(113,447)	(22,556)

Increase (decrease) in cash and cash equivalents	222,106	(27,515)	(21,803)	64,063
Cash and cash equivalents at the beginning of the year	43,771	71,286	95,086	12,625
Net effect on cash due to currency exchange rate changes	-	-	(1,996)	-
Cash and cash equivalents at the end of the year	265,877	43,771	71,287	76,688

The accompanying notes are an integral part of the financial statements.

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.	Elbit Imaging Ltd. ("the Company") was incorporated in Israel. The Company's shares are registered for trade on the Tel Aviv Stock Exchange and in the United States of America on the NASDAQ Global Select Market. Following debt restructuring plan approved in 2014 the Group main focus is to reduce corporate debt by early repayments following sale of assets and to continue with efficiency measures and cost reduction where possible

B.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

•	Medical industries and devices - through the Company indirect holdings in two companies which operates in the field of life science: (i) INSIGHTEC which operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; and (ii) Gamida which operates in the field of research, development and manufacture of products designated for certain cancer diseases.

•	Plots in India - plots designated for sale which were initially designated to residential projects.

•	Plots in Eastern Europe initially designated for development of commercial centers - This segment includes plots in Eastern Europe (and in Greece) held by our subsidiary Plaza Centers N.V. ("PC") whose business strategy is to no longer develop commercial centers but to dispose of its real estate assets at optimal market conditions.

•	With regards to the sale of Radisson hotel Complex in Bucharest Romania on December, 18 2017, see note 5. Accordingly, this operation is presented in these financial statements as discontinued operation.

C.	Financial position:

With respect to the Company's financial position, including the consummation of the Plan of Arrangement, see note 1c and 1d of the annual consolidated financial statements.

D.	Definitions:

The Company	-	Elbit Imaging Ltd.

Group	-	The Company and its Investees

Investees	-	Subsidiaries, joint ventures and associates

PC	-	Plaza Centers N.V. Group, a subsidiary of the Company, which in past operated mainly in the field of commercial centers and is traded in the Main Board of the London Stock Exchange, the Warsaw stock Exchange ("WSE") and Tel Aviv Stock Exchange. As of December 31, 2017, the Company holds 44.9% in PC.

Elbit Medical	-	Elbit Medical Technologies Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange. As for December 31, 2017, the Company holds approximately 89% of Elbit Medical share capital (88.7% on a fully diluted basis).

Related parties	-	As defined in International Accounting Standard ("IAS") No. 24. For details see note 17 of the annual consolidated financial statements.

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance:

The condensed financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB").

B.	Basis for preparation:

1.	The Parent Company financial information is prepared in accordance with the Israeli SEC regulations for stand alone financial statements. Based on those regulations the investment in subsidiaries, joint ventures and associates are accounted for using the equity method. Moreover the net profit and the equity of Company in those financial statements equals the amounts in the consolidated financial statements.

2.	The accounting policies applied in the above condensed data are identical to those applied in the consolidated financial statements as detailed in Note 2, except:

The accounting treatment of investments in shares of investees - pursuant to IAS 27:

When presenting the data from the separate financial statements of the parent company ("solo"), investments in shares of subsidiaries and jointly controlled entities are accounted for at cost, at fair value in accordance with IAS 39 or at equity. The Company has elected to account for said investments at equity and, accordingly, the investments in shares of subsidiaries, jointly controlled entities and associates are presented at equity.

C.	Presentation of the income statements:

The Groups operations are characterized by diverse activities. Accordingly, management believes that its income statements should be presented in the “Single - step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of the overall revenues and gains. Management also believes that its operating expenses should be classified by function to: (i) those directly related to each revenue (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

D.	Convenience translation:

The balance sheet as of December 31, 2017 and statement of income, statement of other comprehensive income and statement of cash flows for the year then ended have been translated into U.S. Dollar using the representative exchange rate as of that date ($1= NIS 3.467). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but only a convenience translation of reported NIS amounts into U.S. Dollar, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRS.

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3 - LOANS AND INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE

Investment in joint venture held in Kochi, India:

The Company has rights under certain share subsection agreement to hold 50% shareholding in Indian SPV ("Project SPV"). The Project SPV has entered into an agreement for the purchase of a land located in Kochi, India according to which it has acquired 13 acres ("Property A") for a total consideration of INR 1,495 million (NIS 84 million) payable subject to fulfilment of certain obligations and conditions by the seller. Up to the balance sheet date the Project SPV has paid INR 720 million (NIS 40 million) to the seller in consideration for the transfer of title in Property A to the Project SPV. The Company's share in such acquisition amounts to approximately NIS 20 million.

On January 14, 2016, the Company has signed an agreement to waive any of its rights and interest in the Project SPV. The total consideration for the Company is INR 10 Crores (approximately NIS 5 million), which will be paid to the Company upon the closing of the transaction.

The transaction is subject to certain conditions precedent, and closing will take place (as extended) once these conditions are met and no later than June 30, 2018. The local Investor has provided certain security in order to guarantee the aforementioned deadline.

Additional information

	December 31
	2 0 1 7	2 0 16
	(In thousand NIS)

Loans	37,661	291,780
Investments	34,011	163,349
	71,672	455,129

NOTE 4 - COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.	With respect to the Company's claims, see note 13a of the annual consolidated financial statements.

B.	With respect to the Company's other contingent liabilities, see note 13b of the annual consolidated financial statements.

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5 - DISCONTINUED OPERATIONS

Sale of the "Radisson complex"

On November 29, 2017, the Company has announced, that its wholly owned indirect subsidiary (the "Vendor") has signed a definitive sale and purchase agreement (the "Agreement") for the sale of its entire shareholding (comprising approx. 98.2% of the outstanding share capital) in the company (the "SPV") which owns the Radisson Hotel Complex in Bucharest, Romania, based on a property value of €169.2 million (the "Transaction"). The Agreement has been signed with an acquisition vehicle jointly owned by two international investment funds (the "Purchaser").

The net proceeds that was derived from the Transaction (after offsetting the SPV's senior bank loan, working capital and other adjustments, as well as transaction expenses) was approximately €81 million. Part of the net proceeds equal to €8 million was used to finance a vendor loan which has been granted for a period of 3 years, bearing interest at the rate of 5% per annum (the "Vendor Loan").

The Vendor Loan acts as collateral for customary post-closing liabilities of the SPV, whereby the Purchaser may offset adjudicated losses which may be incurred by it as a result of a breach of warranties or in respect of certain indemnities given by the Vendor in terms of the Agreement. Additionally, the Company has granted a letter of guarantee in favor of the Purchaser pursuant to which it has undertaken to fulfill the Vendor's undertakings and obligations under the Agreement (if and to the extent that the Vendor fails to do so).

On December 18, 2017 the Company has completed the transaction. Part of the Net Proceeds were applied in order to repay the Company outstanding loan to Bank Hapoalim Ltd. in the amount of NIS 49 million (approximately Euro 11.6 million) and NIS 240 million were applied to an early repayment of interest and principal to the Company (series H) noteholders.

Following the Closing and consummation of the transaction, the Company has ceased to operate the "Radisson Complex" hotel activity, and accordingly the said activity was classified as discontinued operation including comparative information.

Sale of Elbit Fashion

On January 5, 2015 Elbit Fashion has completed the sale of the operation and business of "Mango" retail stores in Israel from Elbit Fashion to Fox- Wiesel Ltd (the "Closing") for consideration of approximately NIS 37.7 million. Following the Closing and consummation of the transaction, Elbit Fashion has ceased to operate the "Mango" retail stores activity, and accordingly the said activity was classified as discontinued operation.

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5 - DISCONTINUED OPERATIONS (Cont.)

Results of discontinued operations:

	Year ended December 31
	2 0 1 7	2 0 1 6	2 0 1 5
	(in thousand NIS)

Revenues from providing management services	2,340	1,928	-
General and administrative expenses	-	-	-
Financial income (expenses) , net	(205,290)	5,615	(9,525)
Other expense, net	(3,139)	-	45,860
Profit (loss) before income taxes	(206,089)	7,543	36,335
Income tax expenses	-	-	-
	(206,089)	7,543	36,335
Company's share in results of investee companies	53,186	350	20,205
Profit (loss) from discontinuing operations	(152,903)	7,893	56,540

Reclassification of comparative information:

	Year ended December 31, 2015
	As previously reported	Amendment	Reclassified
	(in thousand NIS)

Revenues from providing management services	1,472	-	1,472
General and administrative expenses	(11,868)	-	(11,868)
Financial expenses, net	(67,888)	9,527	(58,605)
Other expense, net	(73,741)	(42,917)	(116,658)
Profit (loss) before income taxes	(152,025)	(33,390)	(185,659)
Income tax expenses	-	-	-
	(152,025)	(33,390)	(185,659)
Company's share in results of investee companies	(40,755)	(16,276)	(57,031)
Profit (loss) from continuing operations	(192,780)	(49,666)	(242,690)
Profit (loss) from discontinued operations, net	6,630	49,666	56,540
Profit (loss) for the year	(186,150)	-	(186,150)

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5 - DISCONTINUED OPERATIONS (Cont.)

Statement of Cash flows

The statement of cash flows includes the following amounts relating to discontinued operations, the majority of which as of December 2015, are attributable to the discontinued fashion apparel and hotels operations:

	Year ended December 31
	2 0 1 7	2 0 1 6	2 0 1 5
	(in thousand NIS) (except for per-share data)

Operating activities	(1,692)	1,928	42,916
Other investment activities	298,434	152,951	136,495
Other financing activities	-	-	-
Net cash provided by (used in) discontinued operations	296,742	159,081	179,411

INSIGHTEC LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

INSIGHTEC LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors and of Insightec Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Insightec Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brightman Almagor Zohar &Co.

Certified Public Accountants

A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

February 8, 2018

We have served as the Company’s auditor since 1999

INSIGHTEC LTD.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

		December 31,
	Note	2 0 1 7	2 0 1 6

ASSETS

Current assets
Cash and cash equivalents		$21,891	$6,975
Deposits		70,036	30,516
Trade accounts receivables		13,928	3,377
Inventories	3	5,792	3,186
Other receivables and current assets	4	2,765	1,972
		114,412	46,026

Fixed assets, net	5	3,230	850

Other long-term assets
Long term deposits and prepaid expenses		172	3,177

Total Assets		$117,814	$50,053

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables		$8,370	$3,576
Other payables and current liabilities	6	18,787	14,520
		27,157	18,096

Long-term liabilities		926	546

Total Liabilities		28,083	18,642

Shareholders’ equity	8
Ordinary shares, NIS 0.01 par value; authorized 243,380,611; shares issued and outstanding 14,240,462 on December 31, 2017 and 14,176,212 on December 31, 2016.		35	35
Preferred B shares, NIS 0.01 par value; Authorized 14,037,888; shares issued and outstanding 14,037,888 on December 31, 2017 and 2016.		34	34
Preferred B1 shares, NIS 0.01 par value; Authorized 32,201,524; shares issued and outstanding 32,201,524 on December 31, 2017 and 2016.		85	85
Preferred C shares, NIS 0.01 par value; Authorized 27,519,390; shares issued and outstanding 27,519,390 on December 31, 2017 and 2016.		72	72
Preferred D shares, NIS 0.01 par value; Authorized 48,473,238; shares issued and outstanding 48,473,238 on December 31, 2017.and 2016.		133	133
Preferred E shares, NIS 0.01 par value; Authorized 55,970,149; shares issued and outstanding 33,378,830 on December 31, 2017.		95	-
Additional paid-in capital		419,083	329,613
Accumulated deficit		(329,806)	(298,561)
		89,731	31,411

		$117,814	$50,053

The accompanying notes are an integral part of the consolidated financial statements.

INSIGHTEC LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Revenues	$32,083	$25,074	$16,146

Cost of revenues	16,390	13,671	9,854

Gross profit	15,693	11,403	6,292

Research and development expenses, net of participations of $306, $1,543 and $2,159, on December 31, 2017, 2016 and 2015, respectively	24,840	18,823	14,291

Sales and marketing expenses	16,699	13,833	9,417

General and administrative expenses	4,914	5,242	6,710

Operating loss	30,760	26,495	24,126

Financing (income) expenses, net	135	(393)	70

Loss before taxes on income	30,895	26,102	24,196

Taxes on income	350	93	48

Loss for the year	$31,245	$26,195	$24,244

The accompanying notes are an integral part of the consolidated financial statements.

INSIGHTEC LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

Dollars in thousands, except share and per share data

	Number of Ordinary Shares	Number of Preferred B Shares	Number of Preferred B1 Shares	Number of Preferred C Shares	Number of Preferred D Shares	Number of Preferred E Shares	Ordinary Shares		Preferred B Shares	Preferred B1 Shares	Preferred C Shares	Preferred D Shares	Preferred E Shares	Accumulated deficit	Additional paid-in capital	Total

Balance – January 1, 2015	14,056,212	14,037,888	32,201,524	27,519,390	30,417,587	-	$35		$34	$85	$72	$88	-	$(248,122)	$295,621	$47,813
Issuance of Preferred Shares D (Note 8)	-	-	-	-	13,146,693	-	-		-	-	-	32	-	-	25,407	25,439
Stock-based compensation	-	-	-	-	-	-	-		-	-	-	-	-	-	4,251	4,251
Loss for the period	-	-	-	-	-	-	-		-	-	-	-	-	(24,244)	-	(24,244)

Balance - December 31, 2015	14,056,212	14,037,888	32,201,524	27,519,390	43,564,280	0	$35		$34	$85	$72	$120	0	$(272,366)	$325,279	$53,259

Issuance of Preferred Shares D (Note 8)	-	-	-	-	4,908,958	-	-		-	-	-	13	-	-	1,987	2,000
Exercise of share options	120,000	-	-	-	-	-	-	(*)	-	-	-	-	-	-	134	134
Stock-based compensation	-	-	-	-	-	-	-		-	-	-	-	-	-	2,213	2,213
Loss for the period	-	-	-	-	-	-	-		-	-	-	-	-	(26,195)	-	(26,195)
Balance - December 31, 2016	14,176,212	14,037,888	32,201,524	27,519,390	48,473,238	0	$35		$34	$85	$72	$133	0	$(298,561)	$329,613	$31,411

Issuance of Preferred Shares E (Note 8)	-	-	-	-	-	33,378,830	-		-	-	-	-	$95	-	87,650	87,745
Exercise of share options	64,250	-	-	-	-	-	-	(*)	-	-	-	-	-	-	60	60
Stock-based compensation	-	-	-	-	-	-	-		-	-	-	-	-	-	1,760	1,760
Loss for the period	-	-	-	-	-	-	-		-	-	-	-	-	(31,245)	-	(31,245)
Balance - December 31, 2017	14,240,462	14,037,888	32,201,524	27,519,390	48,473,238	33,378,830	$35		$34	$85	$72	$133	$95	$(329,806)	$419,083	$89,731

(*) Less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

INSIGHTEC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Cash flows - Operating Activities:
Loss for the year	$(31,245)	$(26,195)	$(24,244)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	634	404	391

Stock-based compensation	1,760	2,213	4,251
Decrease (increase) in Interest Receivable	212	(117)	(17)
Decrease (increase) in trade accounts receivable	(10,551)	754	219
Decrease (increase) in other receivables and Prepaid expenses	(1,059)	513	(715)
Decrease (increase) in inventories	(2,606)	2,117	(2,249)
Increase (decrease) in trade accounts payables, other payables, current liabilities and other long term liabilities	9,441	3,948	(413)

Net cash used in operating activities	(33,414)	(16,363)	(22,777)

Cash flows - Investing Activities:

Purchase of fixed assets	(3,014)	(511)	(551)
Bank Deposit	(36,461)	6,500	8,000

Net cash provided by (used in) investing activities	(39,475)	5,989	7,449

Cash flows - Financing Activities:
Issuance of Preferred Shares, net	87,805	2,134	25,439

Net cash provided by financing activities	87,805	2,134	25,439

Increase (decrease) in cash and cash equivalents	14,916	(8,240)	10,111

Cash and cash equivalents at beginning of the year	6,975	15,215	5,104

Cash and cash equivalents at end of the year	$21,891	$6,975	$15,215

Supplemental information:
Income tax paid	350	33	77

Interest received in cash	478	247	279

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

The current main shareholders of the Company are as follows: Elbit Medical Technologies Ltd. (“EMT”); York Global Finance II S.à r.l., (“York”); Koch Disruptive Technologies (“Koch”); Focused Holdings LP and Focused Holdings Canada Limited (“Exigent”); Shanghai GEOC Hengtong Investment Limited Partnership (“GEOC”); General Electric Company (through its Healthcare division) (“GE Company” or “GE” ) and MediTech Advisors LLC (“MTA”).

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

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

Fair value is determined on the basis of private placements or other transactions in the Company’s equity securities and on the basis of other available evidence and management’s estimates, with the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Risk-free interest rate	1.6%	1.63%	1.73%
Expected life of options	4.25-7	5	5
Forfeiture rate	3%	3%	9%
Expected volatility	55%	55%	60%
Expected dividend yield	None	None	None

P.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, short and long-term interest-bearing bank deposits, current and non-current accounts receivable and trade accounts payable. In view of their nature, the fair value of the financial instruments is usually identical or close to their carrying amounts.

Q.	New Accounting Pronouncements:

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments. This ASU provides updated guidance on eight specific cash flow issues to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments are effective for nonpublic business entities for fiscal years beginning after December 15, 2018, and interim periods for fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the impact of the adoption on the statement of cash flows.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2	- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	New Accounting Pronouncements: (Cont.)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. With respect to assets measured at amortized cost, such as held-to-maturity assets, the update requires presentation of the amortized cost net of a credit loss allowance. The credit loss estimate can now reflect an entity’s current estimate of all future expected credit losses as opposed to the previous standard, when an entity only considered past events and current conditions. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption on the financial condition and results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases, in order to establish the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. This update introduces a new standard on accounting for leases, including a lessee model that brings most leases on the balance sheet.. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently evaluating the impact of the adoption on the financial condition and results of operations but would not expect the update to have a material effect on its financial operations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, in order to clarify the principles of recognizing revenue. This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods or services in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. The FASB defines a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity’s performance obligation. By completing all five steps of the process, the core principles of revenue recognition will be achieved. In March 2016, the FASB issued an update to the new revenue standard (ASU 2014-09) in the form of ASU 2016-08, which amended the principal-versus-agent implementation guidance and illustrations in the new revenue guidance. In April 2016, the FASB issued another update to the new revenue standard in the form of ASU 2016-10, which amended the guidance on identifying performance obligations and the implementation guidance on licensing. The new revenue standard (including updates) will be effective for nonpublic entities annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company’s intends to early adopt the requirements of this standard effective January 1, 2018.Although not completed, the Company started its evaluation of the effect of the new revenue recognition standard. Based on the initial evaluation, the Company expects that deliverables in legacy GAAP will be similar to performance obligations under the new standard and as such would not expect a material effect on its financial position and operations.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2	- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	New Accounting Pronouncements: (Cont.)

In November 2016 the FASB issued ASU 2016-18 Statement of Cash Flows - Restricted Cash, the key requirements of the ASU are as follows:

1.	An entity should include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU does not define the terms “restricted cash” and “restricted cash equivalents” but states that an entity should continue to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with other GAAP. The ASU also states that any change in accounting policy will need to be assessed under ASC 250.

2.	A reconciliation between the statement of financial position and the statement of cash flows must be disclosed when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents.

3.	Changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the statement of cash flows.

4.	An entity with a material balance of amounts generally described as restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions.

5.	For the Company is the effectiveness will be for fiscal years beginning after December 15, 2018, and interim periods thereafter. Early adoption is permitted, and must be applied retrospectively to all periods presented. The company would not expect the update to have a material effect on its financial position.

In August 2017, the FASB issued Accounting Standard Update (“ASU”) 2017-12 which targets improvements to accounting for hedging activities which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company early adopted this guidance withy no impact on its consolidated financial statements.

NOTE 3	- INVENTORIES

Composition:

	December 31,
	2 0 1 7	2 0 1 6

Raw materials	$4,451	$2,790
Finished products	1,341	396
	$5.792	$3.186

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 4	- OTHER RECEIVABLES AND CURRENT ASSETS

Composition:

	December 31,
	2 0 1 7	2 0 1 6

Office of the Chief Scientist	$235	$417
Prepaid expenses	700	705
Governmental authorities (Mainly V.A.T)	451	203
Others	1,379	647
	$2,765	$1,972

NOTE 5	- FIXED ASSETS, NET

Composition:

	December 31,
	2 0 1 7	2 0 1 6
Cost:
Electronic and medical equipment	$9,906	$7,292
Demo systems	555	555
Office furniture and equipment	570	495
Leasehold improvements	2,083	1,758
	$13,114	$10,100

Accumulated depreciation:
Electronic and medical equipment	$7,131	$6,559
Demo systems	555	555
Office furniture and equipment	419	388
Leasehold improvements	1,779	1,748
	$9,884	$9,250

Net book value	$3,230	$850

Depreciation expense amounted to$391 and $404 and $651 for the years ended December 31, 2015, 2016 and 2017, respectively.

NOTE 6	- OTHER PAYABLES AND CURRENT LIABILITIES

Composition:

	December 31,
	2 0 1 7	2 0 1 6

Payroll and related amounts	$4,950	$4,294
Advances and deferred income	5,578	4,205
Accrued expenses to clinical researches	3,263	3,320
Accrued for royalties	742	615
Accrued commission	708	390
Other accrued expenses	3,546	1,696
Net book value	$18,787	$14,520

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 7	- COMMITMENTS AND CONTINGENT LIABILITIES

A.	As of December 31, 2017, the Company has received or was entitled to receive, grants in the aggregate amount of $29,802 from the OCS. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3.5% of the revenues until the entire amount is repaid. The royalties will be paid up to the amount of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. Refund of the grants thereon is contingent on future revenues and the Company has no obligation to refund grants if sufficient revenues are not generated. The Company provides for such royalties based on its total revenues. The technology developed with OCS funding is subject to transfer restrictions.

These restrictions may impair the Company’s ability to sell its technology assets (know-how) or to outsource manufacturing and the restrictions continue to apply even after the Company has paid the full amount of royalties, payable for the grants. In addition, the restrictions may impair the Company’s ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

The total amounts of grants received or were entitled to receive net of royalties paid or accrued including interest as of December 31, 2017 was approximately $35,878.

Royalty expenses to the OCS in the year ended December 31, 2015, 2016 and 2017, amounted to $790, $565 and $1,123, respectively and included in cost of revenues.

B.	The Company rents its facilities under various operating lease agreements, which expire on various dates. In March 2005 the Company signed an operating lease agreement for its main facility in Israel which was amendment several times. The Last amendment was in December 2015, according to which the Company extended the leased in the same building for a period of 3 years until March 2019.

The minimum rental payments (assuming no exercise of extension options in the agreements) are as follows:

Year
2018	$1,603
2019	$739
2020	$384
2021	$384

Rental expense for the facilities amounted to $1,272, $1,285 and $1,611 for the years ended December 31, 2015, 2016 and 2017, respectively.

The Company leases vehicles under various operating lease agreements, which expire on various dates. The minimum rental payment is $147 which was already paid and included as part of short-term and long-term prepaid expenses in the balance sheet.

Vehicle lease expense amounted to $766, $804 and $1,030 for the years ended December 31, 2015, 2016 and 2017, respectively.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 7	- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	In October 17, 2012 Technology, Co-operation, and Distribution Agreement, between the Company and GE (the “2012 Distribution Agreement”) was signed in which GE Company was awarded world-wide distribution rights for marketing and sales of the Company’s products.

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

In connection with the initial closing of the Series E Transaction (December 27, 2017) specified below, the Company and GE executed a fourth amendment to the 2012 Distribution Agreement, pursuant to which the Company is no longer authorized to serve as a non-exclusive distributer for GEHC’s MR Scanners in conjunction with the Company’s products as an Integrated Therapy Platform (ITP).  In addition, the fourth amendment: (i) Makes changes to the applicable procedures for adding new products to the 2012 Distribution Agreement such that all new products will automatically be added to the agreement and thereafter the parties will have 60 days to agree upon pricing terms; (ii) Provides that “other MRI system original equipment manufacturers (OEMs)” to third parties and the Company’s dealers are to be included in the Company’s obligation to ensure that the transfer price for GE is lower than the lowest applicable price in the applicable territory; (iii) Provides that GE is no longer permitted to sell competing MRgFUS products in certain circumstances; and (iv) Includes a new provision which provides that, subject to GE giving the Company access to scanners for integration and validation and providing support for approving InSightec coils, InSightec will  complete the compatibility, verification and testing between the (a) InSightec neuro system and GE’s Artist and Architect MRI systems by December 31, 2017; and (b) the Company’s “table top” neuro system and GE’s Premier (Rio) MRI system by June 30, 2018.

D.	The FUS Foundation (“FUSF”), a non-profit organization, whose mission is to develop new applications and accelerate the worldwide adoption of MRgFUS through research programs with leading research institutions.

The FUSF agreed to finance the stage 1 Neuro research treatments during these years.

Expenses related to the FUSF support for the years ended December 31 2015 and 2016, amounted to $247 and $ 152 respectively.

E.	On August 11, 2016 the Company entered into a non-exclusive Cooperation Agreement with Siemens Healthcare GmbH. In accordance with this Agreement the Company and Siemens will collaborate regarding R&D and the development of integration and system compatibility between the Siemens MR scanners and the Company’s therapy platforms. Upon the completion of the integration and system compatibility, each party will market and sell its component portion of the combined system. Each party will also provide end user support, warranty and maintenance services with regard to its component portion of the combined system. The term of the agreement commenced on the August 11, 2016 and will continue for a period of five years from the first commercial sale of the combined system (as defined in the agreement), and shall automatically renew for additional one year periods.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 8	- SHAREHOLDERS’ EQUITY

A.	Registered Share Capital:

The registered share capital of the Company is NIS 4,215,828 divided into (a) 243,380,611 Ordinary Shares, having a par value of NIS 0.01 each; (b)  55,970,149 Series E Preferred Shares, having a par value of NIS 0.01 each, (c) 48,473,238 Series D Preferred Shares, having a par value of NIS 0.01 each, (d) 27,519,390 Series C Preferred Shares, having a par value of NIS 0.01 each, (e) 14,037,888 Series B Preferred Shares, having a par value of NIS 0.01 each, and (f) 32,201,524 Series B-1 Preferred Shares, having a par value of NIS 0.01 each.

B.	Series E Transaction:

On December 13, 2017 the Company entered into a Series E Preferred Share Purchase Agreement with KDT Medical Investments Corporation (“KDT”), pursuant to which KDT and subsequent investors (including shareholders of the Company) invested a total sum of $150 million in the Company, at a price per share equals to $2.68 (the “Series E Transaction”) in consideration for 55,970,149 Series E Preferred Shares. The Series E Transaction was consisted of two closings: Initial closing, in which the Company raised approximately $90 million and subsequent closing, in which the Company raised approximately $60 million. [TBC following the Second Closing]

The Series E Transaction reflects a pre-money valuation for Insightec of approximately USD460 million (on a fully-diluted basis).

Holders of Preferred Stock shall have preferred rights in the event of a dividend distribution and certain material events as set forth in the transaction documents.

Following the consummation of the Series E Transaction

C.	Series D Transaction:

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

The Series D Transaction reflected a pre-money valuation (prior to the first Series D investment consummated on June 2014) of the Company of $200 million (on a fully diluted, as-converted basis).

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

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 8	- SHAREHOLDERS’ EQUITY (Cont.)

D.	General Provisions:

(1)	Series E Preferred Shares are senior to all other outstanding shares of the Company. Secondary to Series E Preferred Shares are Series D Preferred Shares. Following Series D Preferred Shares are Series C Preferred Shares. Following Series C Preferred Shares are Series B and Series B-1 Preferred Shares. The rights provided to the holders of Series B-1 Preferred and Series B Preferred Shares are similar, mutatis mutandis (other than the original purchase price thereof).

(2)	Each Ordinary Share and each Preferred Share shall confer upon its holder the right to receive notices of, and to attend and vote in General Meetings. Each holder of Ordinary Shares shall have one vote for each Ordinary Share held by him. Each holder of Preferred Shares shall have one vote for each Ordinary Share into which the Preferred Shares held by such holder may be converted.

(3)	The Company’s Amended and Restated Articles of Association (the “AOA”) provides, inter alia, for (i) special majority requirements with respect to certain resolutions, e.g. dividend distribution, issuance of shares ranking equal or senior to the Preferred Shares, material change in the line of business, certain initial public offering, Exit Event; and (ii) restrictions on certain transfers of Company’s shares and bring along and tag along rights.

(4)	According to the AOA, the holders of the Preferred Shares are entitled, inter alia, to a ‘dividend preference’, to the extent such dividend is declared by the Board of Directors of the Company, and a ‘liquidation preference’ in the events stipulated thereunder.

(5)	The AOA further provides that the holders of the Preferred Shares have the right, at any time, to convert all or any of the shares held by them into Ordinary Shares and that automatic conversion shall apply in certain circumstances.

NOTE 9	- STOCK OPTION PLANS

As of December 31, 2017, 34,438,755 options are outstanding under all the Company’s options plans.

A.	2006 Option Plan (“2006 Original Plan”) and 2006 Revised Option Plan (“2006 Revised Plan”):

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

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 9	- STOCK OPTION PLANS (Cont.)

A.	2006 Option Plan (“2006 Original Plan”) and 2006 Revised Option Plan (“2006 Revised Plan”) (Cont.):

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

On March 28, 2017 the Company’s Shareholders approved, following the Board’s approval, to amend the 2006 Revised Plan and the US Annex and to extend the term of all options granted under 2006 Revised Plan by three years (the “Extension”). Following the Extension, the revised term of the Options will be 10 years from the Commencement Date, as such term defined under the 2006 Revised Plan. The Extension would apply to all options granted with the exception of options granted to employees who ceased to be employed by the Company prior to February 7, 2017 and have not exercised their options as of this date. For the avoidance of any doubt, the Extension will apply to options granted to directors, who ceased to be directors of the Company prior to February 7, 2017, which were not expired as of the date of the above shareholders resolution.

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

On December 28, 2015, the Company granted an option to purchase 250,000 Ordinary Shares of the Company to Dr. Kobi Vortman, the Company’s CEO at that time and currently an executive vice chairman of the Board. The grant date of the options shall be January 1, 2016. The exercise price per share shall be $1.94 (which was reduced to $1.78). The options shall vest as follows: (i) 25% of the options shall have immediate vesting upon allocation; (ii) 25% shall vest one year after the grant date; and (iii) 50% shall vest upon the achievement of certain goals and milestones (as specified in the grant letter). The options were granted under the 2006 Revised Plan and in accordance with the terms of the grant letter, which will provide a cashless exercise mechanism. The value of the benefit calculated under the Black-Scholes formula, is about $174.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 9	- STOCK OPTION PLANS (Cont.)

B.	Grant of Options: (Cont.)

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

On March 2017, the Company approved to each of the following directors: Jeremy Blank, Morry Blumenfeld, Ron Hadasi, Boaz Lifschitz and Howard Chu a grant of 30,000 options (“Directors Options”), each option to purchase one Ordinary Share of the Company, at an exercise price per share of $1.30. 50% of the Options shall become vested 2 years after the Grant Date and additional 25% each year thereafter (i.e. on the 3rd and 4th anniversary of the Grant Date (as defined below), such that the Directors Options shall be fully vested on the fourth anniversary of the Grant Date). The Directors Options shall be granted under 2006 Revised Plan and the US Annex. The grant of the options to each director is subject to the approval of each shareholder that appointed the director. The Grant Date of the Directors Options (“Grant Date”) shall be the later of: (i) the date of the approval of the Company’s shareholders meeting, and: (ii) the date of the approval of the shareholder who appointed the director. The Company received the approval of the shareholders appointed Morry Blumenfeld and Howard Chu.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 9	- STOCK OPTION PLANS (Cont.)

B.	Grant of Options: (Cont.)

On December 27, 2017, as part of finder’s fee consideration in connection with the Series E Transaction, the Company issued such finder a warrant to purchase 1,995,240 Ordinary Shares of the Company (the “Warrant”). The Warrant shall be exercisable, in whole or in part, at any time during the period commencing December 27, 2017 and ending on the earliest of: (i) December 31, 2024; (ii) immediately prior to consummation of an Exit Event; and (iii) immediately prior to consummation of an IPO, as such terms defined in the Warrant. The exercise price per share shall be $2.68 and the Warrant also includes a cashless exercise mechanism.

In addition, during 2015, 2016 and 2017 additional options were granted to new and current employees, officers and others.

C.	Fair value:

The weighted average fair value (in dollars) of the options granted during 2015, 2016 and 2017 according to Black-Scholes option-pricing model, amounted to $0.7, $0.15 and $0.04per option, respectively. Fair value was determined on the basis of private placements of the Company’s equity securities and on the basis of other available evidence and management’s estimates.

D.	A summary of the status of the Company’s share option plans as of December 31, 2014, 2015 and 2016, as well as changes during each of the years and period then ended, is presented below:

	2 0 1 7		2 0 1 6		2 0 1 5
	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price
		(US dollars)		(US dollars)		(US dollars)

Outstanding - beginning of year	30,699,015	4.06	23,803,919	1.50	23,533,919	1.49
Granted	3,986,240	1.99	9,194,096	10.13	500,000	1.94
Cancelled	(182,250)	0.92	(2,179,000)	1.84	(230,000)	1.87
Exercised	(64,250)	0.92	(120,000)	1.12	-
Outstanding - year end	34,438,755	3.84	30,699,015	4.06	23,803,919	1.50

Options exercisable year end	22,322,450	1.88	15,432,993	1.40	10,905,764	1.56

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 9	- STOCK OPTION PLANS (Cont.)

E.	The following table summarizes information about share options outstanding as of December 31, 2017 and 2016:

Outstanding as of December 31, 2017				Exercisable as of December 31, 2017
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.92	12,391,485	5.4	0.92	11,893,735	0.92
1.30	12,934,934	7.6	1.30	6,651,951	1.30
2.68	1,995,240	7	2.68	1,995,240	2.68
6-12.57	7,117,096	8.5	12.56	1,781,524	12.56
	34,438,755			22,322,450

Outstanding as of December 31, 2016				Exercisable as of December 31, 2016
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.0025	25,000	0.3	0.0025	25,000	0.0025
1.12	12,480,985	3.4	1.12	9,000,543	1.12
1.78	10,205,934	5.2	1.78	6,094,450	1.78
1.94	870,000	5.4	1.94	310,000	1.94
6-12.57	7,117,096	6.5	12.56	3,000	6
	30,699,015			15,432,993	1.4

Total estimated share-based compensation expense, related to all of the Company’s share-based awards, recognized in the year ended December 31, 2017 and 2016 was comprised as follows:

	Year ended December 31,
	2 0 1 7	2 0 1 6

Cost of revenues	$48	$72
Research and development	396	672
Sales and marketing	228	257
General and administrative	1,088	1,212
Total share-based compensation expense	$1,760	$2,213

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 10	- INCOME TAXES

A.	Law for the Encouragement of Capital Investments-1959:

The tax rates applicable to Approved Industrial Enterprise would be 6% and 12% for those located in Preferred Area A or elsewhere, respectively, with effectiveness for the taxable year of 2015 and onwards.

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

The Company has accumulated losses for Israeli tax purposes as of December 31, 2017 in the amount of approximately $300,000.

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

The corporate tax rate in Israel is 25% and 24% in 2016 and 2017.

On August 5, 2013 the Israeli parliament (the Knesset) passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) - 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014. On January 4, 2016, the Knesset plenum approved a bill to amend the Income Tax Ordinance, including a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016.

Under an amendment enacted in December 2016 to the Israel Income Tax Ordinance of 5721-1961, or the Tax Ordinance, the corporate tax rate will decrease to 24% for 2017 and 23% for 2018 and thereafter.

E.	Tax Assessments:

The Company and InSightec Inc. have not received final tax assessments since inception. The Company and InSightec Inc. have tax assessments considered final through the year 2012 and 2013, respectively. InSightec Japan Y.K. had final tax assessment through the year 2012.

In light of losses for both financial reporting and tax purposes for all years presented, a reconciliation of the effective income tax rate has not been presented.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 11	- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

A.	Geographic information:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	%	%	%
Revenues:
America	43	43	23
Europe	23	13	38
ROW	34	44	39

B.	Revenues by major customers:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	%	%	%

Customer A	14	10	34
Customer B	8	9	12

C.	Fixed assets: Substantially all fixed assets are located in Israel.

NOTE 12	- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

A.	Transactions:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Revenues	$-	$-	$4,811

Cost of revenues	$-	$-	$254

Research and development costs (14.C)	$-	$-	$-

Sales and marketing	$-	$-	$-

B.	Balances:

December 31,
	2 0 1 7	2 0 1 6

Trade accounts receivables	$-	$-
Trade accounts payables	$-	$-

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Elbit Imaging Ltd.

Date: April 26, 2018	By:	/s/ Ron Haddasi
	Name:	Ron Haddasi
	Title:	CEO&Chairman of the Board