Form 20-F
period 2018-12-31
ELBIT IMAGING LTD
filed 2019-05-13
CIK 1027662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

3 SHIMSHON STREET, PETACH TIKVA 4900102, ISRAEL
(Address of principal executive offices)

RON HADASSI

Tel: +972-3-608-6000

Fax: +972-3-608-6050

3 SHIMSHON STREET, PETACH TIKVA 4900102, ISRAEL

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

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 9,190,808 ordinary shares, no par value per share, as of December 31, 2018.

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

YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

INTRODUCTION

To date we operate primarily in the following fields of business:

Medical Industries – through our indirect holdings in two companies which operates in the field of life science: (i) InSightec Ltd. (“InSightec”) - InSightec operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; (ii) Gamida Ltd. (“Gamida”) – Gamida operates in the field of research, development and manufacture of products designated for certain cancer diseases (As of October 26, 2018, Gamida’s shares are traded on the NASDAQ (Nasdaq: GMDA)).

Plots in India – we have indirect holdings in plots of land in India which are designated for sale (and which were initially designated for residential projects). The plots in India are held by Elbit Plaza India Real Estate Holdings Limited (“EPI”) which is a joint venture held by us (47.5%) and by Plaza Centers N.V. (“PC”) (47.5%). It should also be noted that we hold 44.9% of the equity (but not voting) rights in PC.

On December 19, 2018 we announced that we no longer consider ourselves to be the controlling shareholder of PC. In light of PC’s current financial situation, the Company estimates that the loss of control therein is not material to the Company. Accordingly, PC’s financial statement are no longer consolidated with the Company’s financial statement and the review of the development of the Company’s business in 2018 does not relate to PC (However, this report does include reference to the events that occurred in PC until 2017 (inclusive)).

References in this annual report to Elbit Imaging Ltd. and its subsidiaries are referred to herein as “EI,” “Elbit,” the “Company,” “our,” “we” or “us”.

Special Explanatory Note

Share and share price information in this annual report have been adjusted to reflect the 1-for-3 reverse share split effected by us on June 28, 2016.

FORWARD-LOOKING STATEMENTS

THIS ANNUAL REPORT ON FORM 20-F CONTAINS “FORWARD-LOOKING STATEMENTS,” WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY AND ITS MANAGEMENT ABOUT THE COMPANY’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, PROJECTED CASH FLOW, INITIATION, TIMING, PROGRESS AND RESULTS OF RESEARCH, MANUFACTURING, PRECLINICAL STUDIES, CLINICAL TRIALS, AND OTHER RESEARCH AND DEVELOPMENT EFFORTS OF INSIGHTEC AND/OR GAMIDA, RELATIONSHIPS WITH EMPLOYEES, BUSINESS PARTNERS AND OTHER THIRD PARTIES, THE CONDITION OF ITS PROPERTIES, LOCAL AND GLOBAL MARKET TERMS AND TRENDS, AND THE LIKE. WORDS SUCH AS “BELIEVE,” “EXPECT,” “INTEND,” “ESTIMATE” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE EXCLUSIVE MEANS OF IDENTIFYING SUCH STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED, EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, WITHOUT LIMITATION, THE FACTORS SET FORTH BELOW UNDER THE CAPTION “RISK FACTORS.” ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT SPEAK ONLY AS OF THE DATE HEREOF, AND WE CAUTION EXISTING AND PROSPECTIVE INVESTORS NOT TO PLACE UNDUE RELIANCE ON SUCH STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES, AND THEREFORE, THERE CAN BE NO ASSURANCE THAT ANY FORWARD- LOOKING STATEMENT CONTAINED HEREIN WILL PROVE TO BE ACCURATE. WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS.

CURRENCY TRANSLATION

For the reader’s convenience, financial information for 2018 has been translated from various foreign currencies to the U.S. dollar (“$” or “U.S. dollar”), as of December 31, 2018, in accordance with the following exchange rates:

Currency	$1.00 as of December 31, 2018
1 New Israeli Shekel (NIS)	0.2668
1 Euro	1.145
1 Indian Rupee (INR)	0.0144
1 Crore (10 million INR)	143,615

ii

The U.S. dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in U.S. dollars or convertible into U.S. dollars (unless otherwise indicated), nor do such convenience translations mean that the foreign currency amounts (i) actually represent the corresponding U.S. dollar amounts stated, or (ii) could be converted into U.S. dollars at the assumed rate. The Federal Reserve Bank of New York does not certify for customs purposes a buying rate for cable transfers in New Israeli Shekel (“NIS”). Therefore, all information about exchange rates is based on the Bank of Israel rates.

EXCHANGE RATES

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.584 to the U.S. dollar on May 10, 2019. The exchange rate has fluctuated during the six month period beginning November 2018 through May 10, 2019 from a high of NIS 3.781 to the U.S. dollar to a low of NIS 3.558 to the U.S. dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning November 2018, through May 10, 2019 as published by the Bank of Israel, were as follows:

	HIGH	LOW
MONTH	1 U.S. dollar =NIS	1 U.S. dollar =NIS
November 2018	3.743	3.668
December 2018	3.781	3.718
January 2019	3.746	3.642
February 2019	3.662	3.604
March 2019	3.636	3.600
April 2019	3.628	3.558
May 2019 (until May 10, 2019)	3.601	3.584

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each colander month during the period, for each of the five most recent fiscal years was as follows:

PERIOD	AVERAGE EXCHANGE RATE

January 1, 2014 - December 31, 2014	3.577 NIS/$1
January 1, 2015 – December 31, 2015	3.885 NIS/$1
January 1, 2016 – December 31, 2016	3.841 NIS/$1
January 1, 2017 – December 31, 2017	3.599 NIS/$1
January 1, 2018 – December 31, 2018	3.5949 NIS/$1

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial data of Elbit Imaging Ltd. and its subsidiaries are derived from our 2018 consolidated financial statements and are set forth below in table format. Our 2018 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The 2018 consolidated financial statements were audited by Ernst and Young Israel – Kost Forer Gabbay and Kasierer (“Ernst and Young Israel”), a firm of certified public accountants in Israel and a member of Ernst and Young Global. See “Item 16F - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT” for more information regarding the appointment of our new independent auditors in 2017.

The consolidated financial statements for all years since 2016 (including 2016) presented in this filing were audited by Ernst and Young Israel. The consolidated financial statements for all years prior to 2016 (not including 2016) were audited by Brightman Almagor Zohar and Co., a Member Firm of Deloitte Touche Tohmatsu. However, the financial data presented in this filing regarding the annual years 2015 and 2014 were reclassified due to the loss of control over PC and were not audited by any of the said auditors. Our selected consolidated financial data are presented in NIS. A convenience translation to U.S. dollars is presented for 2018 only.

The selected financial data for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 which are presented in the table below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP.

CONSOLIDATED STATEMENTS OF OPERATIONS IN ACCORDANCE WITH IFRS

(In thousands of USD, except share and per share data)

	2018 Convenience translation	2018	2017	2016	2015	2014
	($’000)		(NIS’000)
Gains and other
Gains from sale of investees		-	-	-	6,712	11,301
Gains from loss of significant influence in associate		71,265	-	-	-	-
Gain from fair value adjustment		13,915		-
Total gains		85,180	-	-	6,712	11,301
Total income revenues and gains		85,180	-	-	6,712	11,301

Expenses and losses
General and administrative expenses		11,940	14,723	10,003	13,053	37,895
Share in losses of associates, net		-	20,202	54,313	52,871	38,159
Financial expenses		55,715	69,457	60,280	69,647	106,778
Financial income		(1,801)	(1,720)	(2,318)	(3,248)	(3,245)
Exchange differences, net		(14,796)	816	(2,602)	(889)
Change in fair value of financial instruments measured at fair value through profit and loss		(31,220)	-	-	5,459	(400)
Financial gain from debt restructuring		-	-	-	-	(1,616,628)
Write-down, charges and other expenses, net		4,877	1,596	567	121,170	86,700
		24,716	101,882	120,243	258,063	(1,350,741)

Profit (loss) before income taxes		60,464	(101,882)	(120,243)	(251,351)	1,362,042
Income taxes (tax benefits)		(5,245)	7,000	-	8,804	(14)
Profit (loss) from continuing operations		65,709	(108,882)	(120,243)	(260,155)	1, 362,028
Profit(loss) from discontinued operations, net		(650,077)	(292,799)	(191,825)	(54.767)	(577,672)
Profit (loss) for the year		(584,368)	(401,681)	(312,068)	(314,922)	784,357

Attributable to:
Equity holders of the Company		(584,368)	(338,034)	(194,830)	(186,150)	1,008,999
Non-controlling interest		(66,535)	(63,647)	(117,238)	(128,772)	(224,642)
			(401,681)	(312,068)	(314,922)	784,357

Earnings per share - (in NIS)
Basic and diluted earnings (loss) per share:
From continuing operations		4.56	(11.46)	(12.36)	(13.45)	141.38
From discontinued operations		(60.90)	(25.32)	(8.83)	(6.83)	(22.77)
		(56.34)	(36.78)	(21.20)	(20.28)	118.61

SELECTED BALANCE SHEET DATA IN ACCORDANCE WITH IFRS

	2018 Convenience translation	2018	2017	2016	2015	2014
	($’000)		(NIS’000)	(NIS’000)	(NIS’000)	(NIS’000)

Current Assets	11,999	44,970	483,456	178,592	217,544	488,702
Non-current Assets	56,284	210,954	533,915	2,082,617	2,486,008	3,172,611
Total	68,283	255,924	1,017,371	2,261,209	2,703,552	3,661,313

Current Liabilities	41,238	154,563	846,874	1,209,627	806,251	358,985
Non-current Liabilities	43,086	161,488	319,281	1,002,967	1,593,237	2,589,091
Shareholders’ equity Attributable to:
Equity holders of the company	(10,590)	(39,695)	(194,435)	(88,489)	19,287	231,979
Non-controlling interest	(5,451)	(20,432)	45,651	137,103	284,777	481,258
Total	68,283	255,924	1,017,371	2,261,209	2,703,552	3,661,313

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

The following is a list of the material risk factors that may affect our business, our financial condition, results of operations and our cash flows. We cannot predict nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those projected in any forward-looking statement. Furthermore, we cannot assess the occurrence, probability or likelihood of any such risk factor, or a combination of factors, to materialize, nor can we provide assurance that we will not be subject to additional risk factors resulting from local and/or global changes and developments not under our control that might impact our businesses or the markets in which we operate.

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

A company wishing to develop a medical product and receive approval to market it must pass through a series of trials catalogued according to various phases, and each of them may end in failure. In such circumstances, InSightec’s and Gamida’s research and development activities do not carry with them a certainty of succeeding and reaching the phase of commercial sales of their products/additional applications to its existing products. Furthermore, it is not possible to predict the results of the later-phase trials based on the results of the preclinical trials and the first clinical trials carried out in the same product. Furthermore, a large part of the costs is invested in research and development expenses before the company begins to derive revenue from the sales of the products/applications in development. A failure in one of the trial phases may cause the loss of the entire investments. Furthermore, there is no certainty regarding the price that may be received for the products/applications under development when they begin to be marketed.

Our medical companies need considerable funds for research and development in order to be successful

InSightec invests significant resources into the research and development of new applications for its existing products, and most of Gamida’s operations is in the research and development field. So long as InSightec and Gamida continue with their product development processes, their development costs will remain high, as will their need for considerable funds. Also, so long as Insightec will not generate revenues for its new applications, and Gamida will not generate revenues from its products. Both InSightec and Gamida are dependent on the success of their respective research and development process, and if its research and development efforts, including clinical trials, fail in part or in whole, or significantly deviate from their objectives in terms of the development time or development costs, it could have a material adverse effect on Insightec and/or Gamida, as the case may be.

The clinical trials may not be successful and may be delayed or discontinued

The continued development of the products/applications being developed by Gamida and InSightec, respectively, is conditioned on the conduct of clinical trials and the success of these trials at each of the regulatory phases. The conduct of clinical trials depends on a range of factors, including the ability to recruit a satisfactory number of both ill and healthy candidates. The necessity to receive the consent of clinical research entities for the trials, approvals for the conduct of the trials, as well as the possibility for unpredicted side effects may negatively impact the success of our medical companies’ successful completion of their clinical trials. All these may delay, or even cause a discontinuation of, the clinical trials, and lead to a postponement of the approvals and permits, as described above. Moreover, it is not possible to know when the clinical trials will be completed, if at all.

Our medical companies may experience difficulties and delays in recruiting candidates for clinical trials

Continued development of InSightec’s and Gamida’s applications and products, respectively, and completion of the clinical trials depend, among other factors, on the recruitment of appropriate candidates for the aforementioned trials. A lower than expected rate and/or delay of the recruitment of trial candidates may be caused by a variety of factors, such as the low prevalence of patients fitting the trial criteria, competition between the companies for candidate participation in trials, changes in the candidates’ willingness to volunteer for the trial, and a lack of budgets.

Our medical companies’ operations (which include clinical trials) may lead to exposure to legal claims.

Our medical companies’ activities include clinical trials, which raise exposure to legal claims due to bodily injury or side effects resulting from the usage of such medical devices or treatment or the negligence or improper usage of such equipment/medicine by the medical staff performing the treatment. Any such claims could result in harm to our business and results of operations.

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

For more information regarding reimbursement for InSightec’s products see “Item 4B – Business Overview – Insightec – Insurance Coverage”.

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

Grants and benefits from government entities and limits on realization of holdings

InSightec and Gamida benefit from the budgets of government entities, such as the Israeli Innovation Authority. These grants and benefits impose limitations on the activities of recipient companies (e.g. restrictions on production outside Israel and a prohibition on sales of knowledge to foreign entities). Moreover, limitations exist on the possibility to sell InSightec’s and Gamida’s operations to foreign investors, which may limit the options for realizations of the Company’s holdings in InSightec and/or Gamida. A violation of the limitations may subject InSightec and Gamida to a range of penalties, including financial and criminal penalties. Furthermore, changes in the budgets of the aforementioned government entities that may prevent or reduce the grants and/or benefits that InSightec and Gamida may receive in the future and therefore may substantially impact their operations and results.

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

Limits on the realization of InSightec and Gamida holdings

From time to time, InSightec enters into agreements that impose restrictions on the holdings of parties to the agreement or on third parties, including the Company, related to their holdings in InSightec, such as refusal rights and tag along rights. The aforementioned restrictions may limit the Company’s ability to realize its holdings in InSightec and even deter potential investors from entering into investment agreements with the Company with regard to InSightec.

In addition, in connection with the initial public offering of Gamida, we (together with other major shareholders and officers of Gamida) have signed a lock-up agreements pursuant to which, we agreed, subject to certain exceptions, not to sell or otherwise dispose our holdings in Gamida, for a period of 180 days after the date of Gamida’s prospectus (i.e. until April 27, 2019).

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

Technological compatibility

As of the date of this annual report, ExAblate is compatible only with certain Magnetic Resonance Imaging (MRI) systems of: (i) GE Healthcare, a division of the General Electric Company (“GE”); and (ii) MRI systems of Siemens Healthcare GmbH (“Siemens”); which may limit InSightec’s potential market.

In light of the above, we depend on collaboration with GE and Siemens to ensure the compatibility of the ExAblate with new models of GE and Siemens MRI systems and upgrades to existing GE and Siemens MRI systems. If InSightec is unable to receive information regarding new models of the GE and Siemens MRI systems or upgrades to existing GE and Siemens MRI systems, and coordinate corresponding upgrades to the ExAblate to ensure continued compatibility with new and existing GE and Siemens MRI systems, its ability to generate sales of its system will be adversely affected.

A termination of the cooperation with one or both MRI manufacturers may cause a delay in the sale of InSightec products and a need for additional funding in order to make its products compatible with the MRI systems of other manufacturers.

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

If the ExAblate systems does not achieve broad market acceptance, InSightec will not be able to generate sufficient sales to support its business.

InSightec must achieve broad market acceptance of the approved ExAblate systems among physicians, patients and third-party payors in order to generate sufficient sales to support its business. Physicians will not recommend the use of any of the approved systems unless InSightec can demonstrate that it produces results comparable or superior to existing alternative treatments. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the particular approved system has negative side effects on patients; then physicians may not adopt or may not continue to use them. Even if InSightec demonstrates the effectiveness of the approved systems, physicians may still not use the systems for a number of other reasons. Physicians may continue to recommend traditional treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments. If, due to any of these factors, the approved ExAblate systems do not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales. In this event, InSightec’s business, financial condition and results of operations would be significantly harmed, and InSightec’s ability to develop additional treatment applications for the ExAblate would be adversely affected.

Insightec’s ability to initiate an IPO requires the consent of the holders of its preferred shares.

Following the completion of Insightec’s Series E investment round during 2018, Insightec’s shareholders approved certain amendments to Insightec’s Article of Association, including that prior to December 27, 2021, initiating an initial public offering of capital stock of Insightec pursuant to an effective registration statement 41 under the Securities Act, or pursuant to similar laws in any other jurisdiction other than a Qualified IPO is subject to the approval of the holders of at least 66% of the Series E Preferred Shares then issued and outstanding.

In addition, initiating an initial underwritten primary public offering of capital stock of Insightec pursuant to an effective registration statement under the Securities Act, or pursuant to similar laws in any other jurisdiction, other than a Qualified IPO is subject to the approval of the holders of at least 85% of the Preferred Shares voting together as a single class on an as converted basis.

Qualified IPO is defined as the initial underwritten public offering pursuant to an effective registration statement under the Securities Act or similar laws in effect in the State of Israel that (i) raises at least $75.0 million of gross proceeds, (ii) public offering which will result in the Ordinary Shares being listed either on the New York Stock Exchange or NASDAQ; and (iii) if such public offering were to occur prior to December 27, 2021, then such public offering would result in a per share issue price of not less than $4.02 per Ordinary Share (“Qualified IPO”).

For more information regarding InSightec’s Article of Association see “Item 4B – Business Overview – Insightec – Holdings in InSightec’s shares”.

RISKS RELATING TO GAMIDA

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

RISKS RELATING TO OUR REAL ESTATE ASSETS IN INDIA

The fair value of our real estate assets may be harmed by certain factors that may entail impairment losses not previously recorded, which would affect our financial results.

Certain circumstances may affect the fair value of our real estate assets, including, among other things: (i) the absence of or modifications to permits or approvals required for the development of the plots; (ii) pending lawsuits that may affect our operations, whether or not we are a party thereto; (iii) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets; (iv) findings indicating soil or water contamination or the existence of historical or geological antiquities that may require us to absorb significant cleaning, purification or preservation costs; (v) sale done under time constrains which prevents us from making a sale in optimal conditions. In addition, certain laws and regulations applicable to our business in India where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied by a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset.

Real estate investments are relatively illiquid.

As of the date of this report, we have entered into sale agreements for the sale of all the land plots held by us in India (however, we are in dispute with the purchasers of the plot in Chennai and Bangalore).

For further information regarding our plot in Bangalore, India, See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a Plot in Bangalore, India”.

For further information regarding our plot in Chennai, India, See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement and Term Sheet with respect to our Plot in Chennai, India”).

The following refers to circumstances in which any of the sale agreements will not materialize.

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

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, supply and demand for space, and trends, that are beyond our control. As our assets are subject to numerous factors that are not under our control, there is no assurance that our predictions and estimations of the timing in which we will be able to sell any property and/or the price or terms we set will actually materialize as predicted. There is no assurance that our predictions and estimations as to the length of time needed to find a willing purchaser and to close the sale of a property will be correct.

In addition, current economic and capital market conditions might make it more difficult for us to sell properties or might adversely affect the price we receive for properties that we do sell. Finally, attempting to sell any of our assets at an accelerated pace due to cash flow needs may result in receiving a lower purchase price for such investments.

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

We may have difficulties in realization of the sale of the plot in Bangalore, India; or alternatively we may have difficulties exercising a full separation from the buyer of the plot in Bangalore, India

Our strategy with respect to our plots in India is to dispose of such assets under the most optimal market conditions. Due to regulatory, physical and other limitations to develop our project in Bangalore, India, on December 2, 2015, we announced that EPI signed an agreement to sell 100% of its interest in a special purpose vehicle which holds a plot in Bangalore, India to a local Investor (the “Purchaser”) which should had been closed on September 30, 2016. The Purchaser has failed to close the transaction in the agreed time line. As a result of this breach, the Purchaser was required to carry out an agreed upon separation mechanism in such manner that EPI will have full title over the plot. Such mechanism include mainly the execution of certain title documents transferring and duly registering the 10% undivided interest in the plot that are being held by the Purchaser in EPI’s favor. Since the separation mechanism has not been executed by the Purchaser, EPI has received from the escrow agent, the sale deeds and transfer documents for land plots covering approximately 8.7 acres which had been mortgaged by the Purchaser under the agreement.

On June 19, 2017, we announced that EPI has signed a revised agreement for the sale of the plot in Bangalore to the Purchaser. As part of the agreement, part of the consideration will be paid by the Purchaser in installments until the final closing that was set to take place on September 1, 2018. All other existing securities granted to EPI under the previous agreement will remain in place until the final closing.

In January 2018, the Purchaser has notified EPI that due to a proposed zoning change (initiated by the Indian authorities) which could potentially impact the development of the land, all remaining payments under the Agreement will be stopped until a mutually acceptable solution is reached on this matter. EPI has rejected the Purchaser’s claims, having no relevance to the existing Agreement, and started to evaluate its legal options. INR 46 Crores (approximately EUR 6.06 million) were paid till March 2018.

In March 2018, an amended revised agreement was signed, and the Purchaser and EPI have agreed that the total purchase price shall be increased to INR 350 Crores (approximately €44.5 million). The Final Closing will take place on 31 August 2019 when the final installment of circa INR 212 Crores (approximately EUR 26.9 million) will be paid to EPI against the transfer of the outstanding share capital of the SPV.

On February 4, 2019, the Company announced that the Purchaser defaulted on payments and EPI is considering all legal measures available to it to protect its interest.

During March 2019, the Company announced that the Purchaser has further paid INR 9.25 Crores (approximately €1.15 million).

During April 2019 EPI has reached an understanding with the Purchaser according to which: (i) the closing date for the transaction will be extended to November 2019 (instead of August 2019) (the “Closing Date”); and (ii) the consideration will be increased to approximately €45.64 (INR 356 crores) (instead of INR 350 crores) (the “Consideration”). The Closing Date can be further extended to August 2020, subject to mutually agreed payment terms.

 On May 13, 2019, the Company announced that the Purchaser defaulted on payments of INR 10 crores (approximately €1.27 million) according to the new understandings signed on April 2019. EPI has initiated legal process to protect its interest while it continues to negotiate with the Purchaser for payment of the amount due.

As of the date of this report, the Purchaser paid in total INR 80 crores (approximately EUR 10.26 million) as against INR 90 crores (approximately EUR 11.5 million) that was supposed to be paid by end of April 2019 according to the mutual understating.

If the Purchaser defaults before the final closing, EPI is entitled to forfeit the amounts paid by the Purchaser until this date (approximately €10.26 million) as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreements will remain in place until the final closing. However, it should be noted that, in case of a breach by the Purchaser of the new agreement, we will still should achieve full separation from the Purchaser, which might be a long and tedious process and we are not certain that we will be able to achieve it. In case such separation would not be achieved it may cause a significant impairment to the value of the property and may cause significant difficulties to find another third-party buyer to this plot taking into account that there is no clean title on the property. This may have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner.

Even if we are able to properly execute the separation mechanism (in particular with respect to the transfer of the Purchaser’s 10% undivided interest in our favor) and/or exercise the guarantees placed by the Purchaser, there is no guarantee that we will be able to dispose of the land in the Bangalore project to a third party on efficient economic terms due to proprietary claims to certain parts of the Bangalore project, and other third party holdings on parts of the land within the Bangalore project thus making the holdings in the land a non-contiguous property. In addition, legal and regulatory restrictions placed by local authorities can materially impede our ability to dispose of the land on optimal commercial terms which may materially adversely affect our ability to dispose of the land to third parties which may jeopardize our business strategy, planning and operations, and could cause severe delays in disposition of the plots and could have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner.

We may have difficulties in realization of the sale of the plot in Chennai, India; or alternatively we may have difficulties exercising a full separation from the buyer of the plot in Chennai, India

Our strategy in respect of our projects in India is to liquidate our assets at the most commercially optimal prices.

However, in 2016 we have entered into a Joint Development Agreement (“JDA”) transaction with a local developer (the “Developer”) in order to develop our project in Chennai, India. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement and Term Sheet with respect to our Plot in Chennai, India”.

On July 5, 2018, due to delays in the commencement of the project, we announced that EPI signed a term sheet with the Developer in respect to the sale of the SPV which holds our project in Chennai, India. Under the terms of the term sheet the Developer is to purchase the SPV in consideration for €13.8 million, subject to adjustment with respect to the previous amount deposited and the existing cash in the SPV.

In the period of time following the signing of the term sheet EPI and the Developer agreed on: (i) updating the consideration (following a due diligence) to €13.2 million; (ii) the local developer will pay EPI an additional consideration that will be calculated as an annual interest of 12% on the consideration amount (calculated from December 1, 2018 till the closing date; (iii) several postponement of the closing date.

On January 14, 2019, we announced that EPI has granted the Developer until mid-February 2019, to complete the transaction. However, On February 11, 2019, we announced that the Developer has defaulted to complete the transaction and EPI has terminated the JDA and the Term Sheet with the Developer.

On March 4, 2019, we announced that the SPV (a subsidiary of EPI) holding the plot in Chennai has initiated an arbitration proceeding against the Developer in accordance with the Arbitration Rules of the Singapore International Arbitration Center (as required by the agreement between the parties). The reliefs sought in the framework of the arbitration are as follows: (a) a declaration that the JDA stands terminated validly; and (b) to instruct the Developer to compensate for damages caused due to the breach of the Joint Development Agreement by the Developer.

Even though we announced the termination of the term sheet and the JDA and initiated the arbitration process, we still should achieve full separation from him, which might be a long and tedious process and we are not certain that we will be able to achieve it. In case such separation would not be achieved it may cause a significant impairment to the value of the property and may cause significant difficulties to find another third-party buyer to this plot since new buyer would likely to ask that we terminate our JDA with the Developer, which is possible only under certain events detailed in the JDA. This may have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner.

Our plots located in India are subject to a highly regulated legal regime which is burdensome for foreigner investors

Our plots are located in India and are subject to the Indian Foreign Exchange Management Act, 1999, and the regulations framed thereunder with respect to the construction development sector in India. That sector is governed by provisions of the Foreign Exchange Management Act and the consolidated Foreign Direct Investment (“FDI”) policy issued by the Department of Industrial Policy and Promotion (“DIPP”) of the Indian Ministry of Commerce and Industry and updated/revised from time to time through various Press Notes (“FDI Policy”). The latest release with respect to the FDI Policy was a Consolidated FDI Policy circular issued by the DIPP, with effect from August 28, 2017. These regulations forbid the sale of undeveloped land in view of blocking speculative real-estate investments by foreigners and require a minimum lock-in period of 3 years for each tranche of an investment. Additional regulations promulgated under the FDI Policy and the Reserve Bank of India (“RBI”) subject the repatriation of capital to strict regulatory procedures and time-consuming bureaucratic processes. Failure to comply with the requirements of the FDI Policy or RBI regulations will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment and/or repatriation restrictions may result in the imposition of penalties and the inability to dispose of our projects. Such limitations block or limit our ability to separate and walk away from unsuccessful joint ventures, terminate land acquisition contracts, dispose of land inventory that the development thereof is not economical for us or control the timing of such disposition. In addition, that legislation is subject to continuous rapid and unexpected changes that can jeopardize our business strategy, planning and conduct, and can cause severe delays in timetables for the disposition of the plots and could have a material adverse effect on our operations, cash flow and in turn, our ability to repay our debts in timely manner. For additional information regarding the relevant regulation to our business in India see “Item 4B – Business Overview – Governmental Regulation.”

Real estate legislation in India does not assure clear title and ownership status.

Under Indian law, the registration of ownership in land with the land registration offices does not automatically guarantee the absence of third-party rights to such land. In contrast to other countries, India does not have a central title registry for real property. Title registries are maintained at the state and district level and, since the process of storing such records digitally has only recently started, such records may not be available online for inspection. In addition, because it is common practice in some parts of India (especially in villages) for transfers of title upon deaths of family members and in certain other circumstances to be made only by notation in local revenue records, changes in the ownership of land may not be registered with the relevant land registry in a timely manner or at all. Title registries and local revenue records may not be updated or complete. As such, legal defects and irregularities may exist in the title to the plots owned by us. While we utilize all reasonable efforts to ensure integrity of title in the plots acquired by us, the system of recording ownership and rights in and to immovable property is not conclusive. Our rights in respect of such properties may be threatened by improperly executed, unregistered or insufficiently stamped conveyance instruments, unregistered encumbrances in favor of third parties, rights of adverse possessors, ownership claims of family members of prior owners, or other defects of which we may not be aware. These defects may arise after land is acquired by us, and are not necessarily revealed by due diligence, due to various factors, including incomplete land records, transactions without registered documents, the decentralized nature of land registries and local revenue records, property-related litigation in India and family disputes in previous sellers’ families. Any defects or irregularities of title may result in litigation and/or the loss of development rights over the affected property. With respect to projects on leasehold land, revocation/expiry of the lease and any defect or irregularity in the lessor’s title may result in loss of our rights over affected property. This would have an adverse effect on our business and results of operations.

The proposed Master Plan may significantly limit the ability of a prospective purchaser to develop the land in the most efficient way and may significantly affect our ability to dispose of such asset and complete our strategy relating to our plots in Bangalore.

On February 2018 the Company was informed about the preparation of a new master plan in the State of Karnataka, India (“Master Plan”) which effects major portions of the Varthur Land. Under the Master Plan a major portion of the Varthur Land is classified as “buffer/valley/open space/park”. The Master Plan does not contemplate any compensation mechanism for persons affected by changes in master plans, as the zoning is supposed to achieve the common good. This may significantly affect our ability to dispose of such asset and complete our strategy relating to our plots in Bangalore.

We have filed objections to the proposed Master Plan to seek the re-classification of the proposed zoning of the Varthur Land.

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

There are ongoing court cases with respect to third party proprietary claims to certain parcels of land within our projects in India which further impede our ability to dispose of the asset. Physical and geographical limitations, such as the lack of an access road leading to the Chennai project territory, theft of sand and destruction of property, and third party holdings throughout our Indian project territory (which we are unable to purchase from such third parties at all or on reasonable market terms) may also impede our ability to dispose of projects on optimal commercial terms.

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

We are impacted by exchange rate fluctuations as a significant part of our cash flow is dependent on our assets and investments which are acquired and managed in foreign currencies (mainly EUR, US Dollar and Rupee) while our debts (mainly our Notes (Series I) (for more details regarding our Notes (Series I) see: “Item 5 – operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Other Loans”) (the “Notes” or “Notes Series I”) and Elbit Medical Technologies Ltd Notes) are mainly incurred in NIS. As a result of this currency discrepancy, the proceeds from the realization of our assets and investments may significantly fluctuate and we may be adversely affected by such discrepancy. Currently we do not have any material hedges against exchange rate fluctuations. If a devaluation of the foreign currency against the NIS will occur when we will realize these assets and investments our cash flow may be significantly harmed, and it may cause us not to serve our indebtedness in full and on timely manner. In addition, such exchange rate fluctuations will affect our shareholders equity and our net asset value in the event we will have currency exchange losses that are attributed to the profit and loss or directly to our shareholders equity in accordance with accounting standard.

Delays in the realization of our assets could result in significant harm to our financial condition and our ability to repay our indebtedness in a timely manner.

Our business objective is to create value with our assets and, as a result, following the realization of such assets, to create value for our company. Our cash flow is dependent upon maintaining synchronization between the realization schedules to the payment schedule of our Notes (the balance of which, as of May 10, 2019, is approximately NIS 140 (approximately USD 39 million) including principal and accrued interest) which are due on November 2019. Delays or inability to realize our assets in a timely and optimal manner could harm our cash flow and our ability to serve our Notes in a timely manner (i.e. on or before November 2019).

Difficulties in realizing our assets may be attributed to a number of factors as listed above, including - regarding our real estate business - delays in obtaining permits and licenses from municipal and planning authorities, a tougher approach and stricter demands by banks and financial institutions for the financing of potential purchasers and other factors beyond our control.

We are dependent on realizing a significant part of our assets in order to serve our Notes in a timely and optimal manner. There is no assurance that we will succeed in the realization of our assets in synchronization with the maturity date of our Notes, which may lead us to an event of default under our Notes which may lead to legal actions by our Notes holders which may result in insolvency proceedings against the Company.

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

In particular, adverse economic conditions may have the following consequences on our business: (i) slowdown in our business resulting from potential buyers experiencing difficulties in raising capital from financial institutions in order to finance the purchase of our assets from us, which may significantly impact our cash flow and our ability to serve our debts in a timely manner (ii) decrease in asset values that are deemed to be permanent, (iii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, which would harm our ability to refinance our indebtedness, and (iv) imposition of regulatory limitations on financial institutions with respect to their ability to provide financing to companies such as us and/or projects such as those in which we are engaged and/or to potential buyers of our assets, while creating a credit crunch. If such financial and economic uncertainty shall occur, in part or in whole, it may materially adversely affect our results of operations and cash flow.

We are highly leveraged.

We are highly leveraged and have significant debt service obligations. As of the balance sheet date our consolidated debt toward note holders amount to NIS 324 million ($86 million), out of which a corporate -level debt (i.e.: debts of the Company on a standalone balance sheet) amounted to NIS 144 million (approximately $125 million).

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

Our ability to satisfy our obligations under our notes depends on the value of our assets.

Although the use of borrowings is intended to enhance the returns on our invested capital when the value of our underlying assets increases, it may have the opposite effect where the value of underlying assets falls. Any fall in the value of any of our assets, may significantly reduce the value of our equity investment in the entity which holds such asset, meaning that we may not make a profit, may incur a loss on the sale or impairment of any such asset and/or increase the likelihood of breaching certain financial covenants and trigger potential defaults. The occurrence of one or more of these factors may have a material adverse effect on our business, financial condition, prospects and/or results of operations and cash flow.

We have and, in the future, may be exposed to liabilities under the Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, and any determination that we or any of our subsidiaries has violated the Foreign Corrupt Practices Act or similar worldwide laws could have a material adverse effect on our business.

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

While our employees and agents are required to comply with these laws, we operate in India that have experienced governmental and commercial corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our commitment to legal compliance and corporate ethics, we cannot ensure that our policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in financial penalties, debarment from government contracts, third party claims and other consequences that may have a material adverse effect on our business, financial condition or results of operations.

On March 12, 2018 the Company announced that the Securities and Exchange Commission (“SEC”) approved an offer of settlement that was submitted to it by the Company regarding concerns of a violations of the books and records and internal accounting controls provisions of the FCPA. For additional information See “Item 4- Information on the Company – History and Development of the Company – Recent Events – Approval of an Offer of Settlement with the SEC in the matter of Alleged Violations of FCPA”.

We have no controlling shareholders who are able to influence the composition of our Board of Directors.

Our largest shareholders include affiliates of York Capital Management Global Advisers LLC and affiliates of Davidson Kempner Capital Management LP who beneficially own an aggregate of approximately 18.9% and 14.3% respectively, of our outstanding ordinary shares. To our knowledge, these shareholders are not party to a shareholders’ agreement between them or with any other shareholders. As a result, we have no controlling shareholder able to influence the composition of our Board of Directors. Consequently, following the next annual general meeting of our shareholders, a Board of Directors comprised of new individuals may be elected. Such new Board of Directors may have significantly different corporate strategies than our current Board of Directors, which may cause a material change in our operations and financial results.

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

We are restricted from receiving dividends from Elbit Medical Technologies Ltd, PC and other affiliates.

The Elbit Medical Technologies Ltd (“Elbit Medical”) Notes and the notes issued by PC (“PC Notes”) include certain limitations on the distribution of dividends as well as subordination provisions, which would significantly limit our ability to generate cash flow from Elbit Medical and PC and may significantly affect our cash flow and operations. In addition, other subsidiaries of ours are subject to limitations on the payment of dividends by virtue of legal or regulatory restrictions in their respective jurisdictions. These limitations may have material adverse effects on our cash flow and in turn our ability to repay our debts in timely manner.

If Elbit Medical fail to comply with the provisions of the Elbit Medical Notes, it may enter into liquidation or we may lose our control over Elbit Medical.

Elbit Medical has a considerable amount of debt to serve in the coming year to the Elbit Medical Noteholders. If Elbit Medical will not be able to meet its obligations under the Elbit Medical Notes, then it will enter into a default under its Notes and there is no obligation or assurance that we will be able to further support Elbit Medical. Such defaults may lead to creditors realizing liens imposed on the assets of Elbit Medical.

Our EI Notes are subject to changes in the consumer price index which may have a negative impact on our earnings, balance sheet and cash flows.

The principal and interest of most of our debt instruments are determined by reference to the Israeli consumer price index (the “CPI”), which may entail significant risks not associated with similar investments in a conventional fixed or floating rate debt security. The historical value of the CPI is not indicative of future CPI performance and its value is affected by, and sometimes depends on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control. An increase in the CPI will result in additional financing expenses to our profits and losses and will have a negative impact on our cash flows. Currently we do not have any material hedges against fluctuations in the CPI.

The failure to comply with government regulation may adversely affect our business and results of operations.

Our business is subject to numerous national and local government regulations, including those relating to real estate properties (in India) and Securities Law (in both Israel and the US). In addition, we are subject to laws governing our relationships with employees, including overtime and working conditions. A determination that we are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our operations into compliance with such laws and regulations.

Operating globally exposes us to additional and unpredictable risks.

We conduct our businesses in multiple countries. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including changes in exchange rates, general economic conditions, regulatory requirements, dividend restrictions, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International operations may be limited or disrupted by the imposition of governmental controls and regulations, political instability, hostilities, natural disasters and difficulties in managing international operations. In India, laws and regulations, particularly those involving taxation, foreign investment and trade, title to securities, and transfer of title that are applicable to our activities, can change quickly and in a far more volatile manner than in developed market economies. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition results of operations and our cash flow. A failure to effectively manage the expansion of our business could have a negative impact on our business.

We believe that we likely were characterized as a passive foreign investment company for U.S. federal income tax purposes in 2018, and, as a result, our U.S. holders may suffer adverse tax consequences.

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

We believe it is likely that we were a PFIC in 2018, because we likely did not satisfy the asset test, and possibly the income test, in 2018, primarily due to the decrease in our ownership of Insightec. If we were a PFIC in 2018, our U.S. holders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares taxed at ordinary income rates, rather than capital gain rates. Similar rules apply to distributions that are classified as “excess distributions”. In addition, both gains upon disposition and amounts received as excess distributions could be subject to an additional interest charge by the United States Internal Revenue Service, or IRS. The determination that we are a PFIC could also have an adverse effect on the price and marketability of our ordinary shares.

U.S. holders that own our ordinary shares may be able to avoid (or minimize) the adverse tax consequences described above if they can, and do, elect to apply one of two alternative taxing regimes - the “qualified electing fund” (“QEF”) and “mark-to-market” regimes, which are described below in Item 10E - Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if we are a Passive Foreign Investment Company. In general, a U.S. holder may make a QEF election so long as we provide U.S. holders with certain information to enable a U.S. holder to compute the U.S. holder’s pro rata share of our ordinary earnings and net capital gain under U.S. tax principles. We do not intend to provide U.S. holders with such information. As a result, U.S. holders may not be able to make a QEF election. In general, a U.S. holder may make a mark-to-market election if our ordinary shares are considered “marketable stock.” A class of stock is “marketable stock” if it is “regularly traded” on a “qualified exchange or other market” (within the meaning of Treasury Regulation Section 1.1296-2(c)). Our ordinary shares and the shares of Elbit Medical are currently traded on the Tel Aviv Stock Exchange in Israel. While it is not entirely clear, we believe that the Tel Aviv Stock Exchange should be considered such a “qualified exchange or other market.”

Unless a QEF election or mark-to-market election is made with respect to our ordinary shares, the determination that we are a PFIC in a taxable year generally will cause such PFIC status to apply with respect to a U.S. holder who held our shares in such year to all future taxable years in which such holder continues to own our shares, notwithstanding that we may not be a PFIC in such other taxable years.

Provided that we are a PFIC, a U.S. holder will be deemed to own shares in any of our subsidiaries that is also a PFIC. We believe that Elbit Medical was a PFIC in 2018. As a result, distributions from Elbit Medical to us, and sales by us of Elbit Medical shares at a gain, may be subject to the “excess distribution” regime described above, regardless of whether a mark-to-market election has been made with respect to our shares. However, subject to the limitations and requirements described above, a U.S. holder may be able to make a separate mark-to-market election with respect to the shares of Elbit Medical. Doing so should avoid application of the “excess distribution” regime to distributions by, and sales of shares of, Elbit Medical.

U.S. holders of our shares are urged to review “Item 10E - Taxation - U.S. Federal Income Tax Considerations – Tax Consequences if we are a Passive Foreign Investment Company” and consult with their tax advisors regarding the potential application and effects of the PFIC rules to their acquisition, ownership and disposition of our ordinary shares.

Changes to the U.S. federal tax laws, including the enactment of certain tax reform measures, could have an impact on a shareholder’s investment in the Company.

U.S. federal income tax laws and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. On December 22, 2017, P.L. 115-97 was signed into law making significant changes to U.S. federal tax laws. The impact of these provisions on the Company’s operations and on its investors is uncertain and may not become evident for some period of time. Since enactment, the IRS has issued proposed and final regulations, some of which may be further revised and possibly withdrawn, implementing the changes to the U.S. federal tax laws. Prospective investors are urged to consult their tax advisors regarding the effect of these changes to the U.S. federal tax laws on an investment in our shares.

Our ordinary shares have been delisted from trading on Nasdaq.

On February 7, 2019, the Company announced that NASDAQ had informed the Company that the Hearings Panel has determined to delist the Company’s ordinary shares. Nasdaq subsequently suspended Company from trading shares on Nasdaq effective at the open of business on February 11, 2019 and filed a Form 25 (Notification of Removal from Listing) with the SEC after applicable appeal periods lapsed to notify the SEC of the delisting of the Company’s ordinary shares, effective at the opening of the trading session on May 13, 2019.

Nasdaq had previously informed the Company that it did not meet Nasdaq Listing Rule 5450(b)(3)(C) (under which the Company must maintain a minimum market value of its publicly held shares of $15,000,000 for 30 consecutive business days), and that the Company would be subject to delisting if such requirements were not met within a certain time period.

The Company’s ordinary shares continue to be listed on the Tel Aviv Stock Exchange, and its ordinary shares are currently quoted on the OTC Markets.

As a result of the delisting from Nasdaq, an investor may find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares, and our ability to raise future capital through the sale of our shares will be adversely affected. Moreover, we are unable to use the SEC’s “short form” Form F-3 to register the offering and sale of securities, even for limited primary offerings. In addition, we are required to comply with enhanced reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the U.S. securities laws, which could require additional management attention, increase our legal and accounting expenses and raise our exposure to sanctions for possible violations of Israeli securities laws.

If Elbit Medical does not satisfy the applicable stock exchange conditions for continued listing, its shares could be delisted from the Tel Aviv Stock Exchange.

The shares of our subsidiary Elbit Medical Technologies Ltd. are listed on the Tel-Aviv Stock Exchange under the symbol “EMTC”. If Elbit Medical Technologies Ltd. do not satisfy the conditions of the stock exchange for continued listing (such as, but not limited to, free-float requirements), its shares could be delisted. Such occurrences would make the realization of this investment or any part thereof by us more difficult and could limit the possibility to attract new investors to this portfolio.

If the convertible notes issued by Elbit Medical are converted into ordinary shares of Elbit Medical, our holdings in Elbit Medical will be diluted.

On February 19, 2018, we announced that Elbit Medical completed a public offering of notes with a principal amount of NIS 180 million convertible into ordinary shares of Elbit Medical. The notes bear annual interest at 5% in the first two years and 10% in the remaining period and are convertible at any time until the maturity date of the notes, March 1, 2022, at a price per Elbit Medical ordinary share equal to NIS 1.47 in notes. In the event the entire principal amount of the convertible notes is converted into Elbit Medical ordinary shares, our holdings in Elbit Medical will be diluted and assuming no additional ordinary shares are issued by Elbit Medical, our holdings in Elbit Medical will be reduced to 41% of the issued share capital of Elbit Medical. In addition, the price per ordinary share of Elbit Medical may decline as a result of the issuance of a significant number of shares.

If Elbit Medical defaults on its obligations to the holders of its convertible notes, the holders may foreclose on Elbit Medical’s holdings in InSightec and Gamida.

As described above, on February 19, 2018, we announced that Elbit Medical completed a public offering of notes with a principal amount of NIS 180 million convertible into ordinary shares of Elbit Medical. The notes bear annual interest at 5% in the first two years and 10% in the remaining period and are convertible into Elbit Medical ordinary share. The trust agreement of the notes includes certain limitations, including on the ability of Elbit Medical to distribute dividends and raise additional debt. In addition, the notes are secured by a pledge on a portion of Elbit Medical’s holdings in InSightec and Gamida in a “value to loan” ratio of 200% (as of the issuance date of the notes). In the event Elbit Medical defaults on its obligations to the holders of its convertible notes, the holders may foreclose on Elbit Medical’s holdings in Insightec and Gamida, which would have a material adverse effect on our business.

We granted a vendor loan of approximately €8 million to the purchaser of the Radisson Hotel, and if the purchaser doesn’t repay the loan, it may be a material adverse effect on our projected cash flow.

On December 19, 2017, we announced that we completed the sale of our holdings in a SPV that held the Radisson Hotel Complex in Bucharest, Romania.

As part of the transaction we granted the purchaser an €8 million vendor loan for a term of three years, bearing interest at a rate of 5% per annum. The loan was given as collateral for customary post-closing liabilities of the SPV, whereby the purchaser may offset adjudicated losses which may be incurred by it as a result of a breach of warranties or in respect of certain indemnities given under the agreement.

On April 2, 2018 we announced that we received a notice from the purchaser claiming that it is entitled to indemnification in the amount of approximately €3 million, due to the alleged breach of certain warranties made by the Subsidiary in the Agreement (the “Notice”). In the Notice the purchaser has informed the Company that it has submitted claims under the policies of Warranty & Indemnity Insurance and Title Insurance taken out in terms of the agreement, which provides that where loss arising from a warranty claim may reasonably be anticipated to be covered by such insurance policies, the purchaser will firstly attempt to recover such loss out of the proceeds paid out under such policies. The Company is currently examining the Notice with its legal advisors. After a preliminary review of the Notice, the Company believes that the warranty claims are without merit and intends to vigorously contest same. See–“Item 4 - Information on the Company – History and Development of the Company – Recent Events Sale of our holdings in the Radisson complex in Bucharest, Romania”

If the SPV fails to pay the loan under any circumstances (such as a result of a breach of warranties or certain indemnities given under the agreement), it may be a material adverse effect on our projected cash flow.

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

Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since all of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Furthermore, our Debt Restructuring included an exemption from personal civil liability with respect to our then-current officers and directors (other than the deceased Mr. Mordechai Zisser) for actions and omission during the period preceding the consummation of the Debt Restructuring. This also limits the ability to pursue legal action against such individuals.

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

The described restrictions could prevent or make more difficult an acquisition involving us, which could depress our share price

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and significantly reducing the roles of the state governments in the Indian economy as producers, consumers and regulators. The Indian Government has announced policies and taken initiatives that support the continued economic liberalization pursued by previous governments. However, this trend of liberalization may not continue in the future. The rate of economic liberalization could change, and specific laws and policies generally affecting, among other things, foreign investments, currency exchange, local taxation legislation, repatriation of profits and other matters affecting our investments, as well as specifically affecting the sectors of commercial activity in which we operate, could also change. A significant shift in India’s economic liberalization and deregulation policies could materially adversely affect business and economic conditions in India generally, as well as our business operations in particular. In addition to potential economic instability, the Indian economy and business practices are relatively unsophisticated and lacking in experience, and there have been some instances of political and criminal corruption. Furthermore, India continues to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict. Indian governments are democratically elected but are invariably comprised of a coalition of several political parties. The withdrawal of one or more of these parties from the coalition could cause the government to fall, resulting in political instability or stagnation pending new elections. Such events could delay or even halt the progress and development of the Indian economy and its receptiveness to foreign investment and may have a material adverse effect on our business.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Elbit Imaging Ltd. was incorporated in 1996 under the laws of the State of Israel. Our shares were listed on the NASDAQ Global Select Market (ticker symbol: EMITF) until February 11, 2019 and are currently quoted on the OTC Markets and listed on the Tel Aviv Stock Exchange (“TASE”). Our executive offices are located at 3 Shimshon Street, Petach Tikva 4952801, Israel. You may reach us by telephone at (972-3) 608-6000 or by fax at (972-3) 608-6050.

For a summary of our recent acquisitions, dispositions and other activities and of our capital expenditures and divestitures during the years 2016, 2017 and 2018, and that are currently in progress, see “Item 5 – Operating and Financial Review and Prospects – Overview.”

Recent Events

InSightec’s Medical Updates

See “Item 4B – Business Overview – Medical Companies – Insightec – Clinical and Regulatory Development in InSightec’s Products”.

Gamida Medical Updates

See “Item 4B – Business Overview – Medical Companies- Gamida – Clinical and Regulatory Development”.

The Company sold 63,847,954 Elbit Medical shares under two share purchase agreements with Exigent

Second SPA with Exigent Capital Group

On February 2019 we signed a second Share Purchase Agreement (the “Second SPA”) with an SPV related to Exigent Capital Group for the sale of between 3,760,417 ordinary shares of Elbit Medical (1.6% of its outstanding share capital) and 57,968,760 ordinary shares of Elbit Medical (25% of its outstanding share capital).

As of May 13, 2019 (under the Second SPA), Exigent Capital Group purchased a total of 3,760,417 shares of Elbit Medical, constituting approximately 1.6% of Elbit Medical’s issued and outstanding share capital, at a price per share of NIS 0.96 and a total consideration of approximately NIS 3.6 million (approximately US$ 1 million), and waived the option it had to purchase additional shares of Elbit Medical.

The Company currently holds (as of May 13, 2019) approximately 62% of Elbit Medical’s issued and outstanding share capital.

First SPA with Exigent Capital Group

On August 2018 we signed a Share Purchase Agreement (the “First SPA”) with an SPV related to Exigent Capital Group (“SPV”) for the sale of between 11,574,146 ordinary shares of Elbit Medical (5% of its outstanding share capital) and 115,741,467 ordinary shares of Elbit Medical (50% of its outstanding share capital) for a price per share of NIS 0.96.

During August through November (under the First SPA) 2018 we sold to the SPV a total of 60,087,537 Elbit Medical shares, constituting approximately 26% of Elbit Medical’s issued and outstanding share capital, at a price per share of NIS 0.96, and total consideration of approximately US$ 15,548,275.

The parties also entered into a three-year voting agreement regarding the appointment of directors in Elbit Medical.

Gamida Cell has raised USD50 Million in an IPO in the United States

On October 26, 2018, we announced that Gamida completed the pricing for initial public offering of its ordinary shares in the United States and application to list 6.65 million of its ordinary shares on NASDAQ. The price set in the pricing procedure was eight (8) dollars per share, a price that reflect a post-money valuation of Gamida of approximately 215 million dollars.

The consideration for Gamida in the IPO was approximately 53 million dollars (including the consideration received from the exercise of the option to the underwriters but not including underwriters’ fees and other expenses in connection with the IPO). Gamida’s shares started trading on the NASDAQ in October 26, 2018 (Nasdaq: GMDA).

Delisting from the NASDAQ

On December 27, 2018, the Company received a letter from the Listing Qualifications Department of The NASDAQ (the “Staff”) indicating that the Company did not meet the Staff’s December 24, 2018 deadline to regain compliance with NASDAQ Listing Rule 5450(b)(3)(C) due to the Company’s failure to maintain a minimum market value of its publicly held shares of $15,000,000 for 30 consecutive business days. As a result, the Company would be subject to delisting on January 4, 2019 unless it requests a hearing before a Nasdaq Hearings Panel (the “Panel”).

On January 3, 2019, the Company announced that The NASDAQ granted the Company’s request for a hearing before the Panel at which time the Company will present its plan to regain compliance with NASDAQ Listing Rule 5450(b)(3)(C), under which the Company must maintain a minimum market value of its publicly held shares of $15,000,000 for 30 consecutive business days, and request a further extension of time to comply.

On February 7, 2019, the Company announced that NASDAQ had informed the Company that the Hearings Panel has determined to delist the Company’s ordinary shares. Nasdaq subsequently suspended Company shares from trading on Nasdaq effective at the open of business on February 11, 2019 and filed a Form 25 (Notification of Removal from Listing) with the SEC after applicable appeal periods lapsed to notify the SEC of the delisting of the Company’s ordinary shares, effective at the opening of the trading session on May 13, 2019.

The Company’s ordinary shares continue to be listed on the Tel Aviv Stock Exchange, and its ordinary shares are currently quoted on the OTC Markets.

Change in Status as Controlling Shareholder of Plaza Centers N.V.

On December 19, 2018 we announced that we signed a trust agreement according to which the Company will deposit its shares of PC with a trustee. In accordance with the trust agreement, we redeem the voting rights and retains the ownership rights of PC’s shares, other than the voting rights which are irrevocably vested with the trustee for all matters and purposes effective from December 18, 2018. We may instruct the trustee, from time to time, to sell all or any portion of the Shares. The trust agreement shall terminate upon the earlier of: (i) a sale of all of the shares to a third party; and (ii) the date on which actions have been taken for realization of any of the liens we granted in favor of the holders of the Series I Notes issued by the Company. As a result, we no longer consider ourselves to be the controlling shareholder of PC. In light of PC’s current financial situation, the Company estimates that the loss of control therein is not material to the Company. Accordingly, PC’s financial statement are no longer consolidated with the Company’s financial statement and the review of the development of the Company’s business in 2018 does not relate to PC.

Settlements with Israeli Tax Authorities

On July 2, 2018 we announced that an Israeli court issued a decision in a lawsuit brought by us against the Israeli Tax Authority relating to VAT assessments issued to us and relating to the period from April 2006 to June 2011. In the decision, the court accepted in part the Israeli Tax Authority’s position and ruled that we should have deducted input tax at rates lower than those actually deducted by us. Accordingly, the court rules that we are required to pay the Israeli Tax Authority a payment of approximately NIS 16.5 million (excluding interest and linkage differentials) for the relevant period.

On November 19, 2018 we announced that we reached a settlement agreement with the Israeli Tax Authority pursuant to which we will pay approximately NIS 5.7 million in connection with VAT assessments for the years 2013 through 2018.

Sale of Holdings in Olive Software Inc.

On June 11, 2018 we announced that Olive Software Inc. (an affiliate in which the Company indirectly holds 16% of the outstanding share capital) was merged into another corporation in a cash transaction. In consideration for our holdings in Olive, the Company received approximately $1.8 million gross.

Full redemption of Series H Notes.

On May 31, 2018 the Company repaid its Series H Notes in full and as of the date of this report, there remains a financial debt for the Series I Notes only, as detailed below in this report.

Agreement to sell a Plot in Bangalore, India

In March, 2008 EPI entered into a share subscription and framework agreement (the “Agreement”), with a third party local developer (the “Purchaser”), and a wholly owned Indian subsidiary of EPI which was designated for this purpose (“SPV”), to acquire together with the Purchaser, through the SPV, up to 440 acres of land in Bangalore, India (the “Project”) in certain phases as set forth in the Agreement. As of December 31, 2018, the Partner has surrendered sale deeds to the SPV for approximately 54 acres (the “Plot”). In addition, under the Agreement the Partner has also been granted with 10% undivided interest in the Plot and have also signed a Joint Development Agreement with the SPV in respect of the Plot.

On December 2, 2015 EPI has signed an agreement to sell 100% of its interest in the SPV to the Purchaser (the “Sale Agreement”). The total consideration upon completion of the transaction was INR 3,210 million (approximately EUR 42 million) which should have been paid no later than September 30, 2016 (“Long Stop Date”). On November 15, 2016, the Purchaser informed EPI that it will not be able to execute the advance payments.

As a result of the foregoing, the Company has received from the escrow agent the sale deeds in respect of additional 8.7 acres (the “Additional Property”) which has been mortgaged by the Purchaser in favor of the SPV in order to secure the completion of the transaction on the Long Stop Date. The Additional Property has not yet been registered in favor of the SPV.

As a result of the failure of the Purchaser to complete the transaction under the Sale Agreement and in accordance with the provisions thereto, the Purchaser lost its right to receive the 50% shareholding.

New payment structure for sale of Project in Bangalore, India

On June 19, 2017 we announced that EPI signed a revised agreement in relation to the sale of a 100% interest in a special purpose vehicle which holds a site in Bangalore, India to the Purchaser. The Purchaser and EPI agreed that the purchase price will be amended to INR 338 Crores (approximately €42.4 million and approximately $48.5 million) instead of the INR 321 Crores (approximately €40 million and approximately $46 million) agreed to in the previous agreement signed in December 2015. As part of the revised agreement, INR 110 Crores (approximately €14 million and approximately $16 million) will be paid by the Purchaser in installments until September 1, 2018, when the final installment of INR 228 Crores (approximately Euro 30 million and approximately $34 million) will be paid to EPI. If the Purchaser defaults prior to such date, EPI will be entitled to forfeit certain amounts paid by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreement, signed in December 2015, will remain in place until the final closing.

In January 2018, the Purchaser has notified EPI that due to a proposed zoning change (initiated by the Indian authorities) which could potentially impact the development of the land, all remaining payments under the Agreement will be stopped until a mutually acceptable solution is reached on this matter. EPI has rejected the Purchaser’s claims, having no relevance to the existing Agreement, and started to evaluate its legal options. INR 46 Crores (approximately EUR 6.06 million) were paid till March 2018

In March 2018, we signed an amended revised agreement as follows: The Purchaser and EPI have agreed that the total purchase price shall be increased to INR 350 Crores (approximately EUR 44.5 million) The Final Closing will take place on 31 August 2019 when the final installment of circa INR 212 Crores (approximately EUR 26.9 million) will be paid to EPI against the transfer of the outstanding share capital of the SPV.

On February 4, 2019, we announced that the Purchaser defaulted on payments and EPI is considering all legal measures available to it to protect its interest.

During March 2019, the Company announced that the Purchaser has further paid INR 9.25 Crores (approximately €1.15 million).

During April 2019 EPI has reached an understanding with the purchaser according to which: (i) the closing date for the transaction will be extended to November 2019 (instead of August 2019) (the “Closing Date”); and (ii) the consideration will be increased to approximately €45.64 (INR 356 crores) (instead of INR 350 crores) (the “Consideration”). The Closing Date can be further extended to August 2020, subject to mutually agreed payment terms.

On May 13, 2019, the Company announced that the Purchaser defaulted on payments of INR 10 crores (approximately €1.27 million) according to the new understandings signed on April 2019. EPI has initiated legal process to protect its interest while it continues to negotiate with the Purchaser for payment of the amount due.

As of the date of this report, the Purchaser paid in total INR 80 crores (approximately EUR 10.26 million) as against INR 90 crores (approximately EUR 11.5 million) that was supposed to be paid by end of April 2019 according to mutual understating.

EPI is entitled to forfeit the amounts paid by the Purchaser until this date (approximately €10.26 million) as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreements will remain in place until the final closing.

Environmental update on Bangalore project – India

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

The government of Karnataka had been directed to incorporate the above conditions in respect of all construction projects in the city of Bangalore including the Company’s project which is adjacent to the Varthur Lake and have several stormwater crossing it.

An appeal was filed before the Supreme Court of India against the Order. The Supreme Court has set aside the Order thereby restoring the position as it existed before the Order was passed by NGT.

Joint Development Agreement and Term Sheet with respect to our Plot in Chennai, India

In December 2007 EPI established a special purpose vehicle (“SPV”) which acquired 74.73 acres of land situated in the Sipcot Hi-Tech Park in Siruseri District in Chennai.

On August 2, 2016, we announced that the SPV signed a Joint Development Agreement (“JDA”) relating to the plot in Chennai, India project, owned 100% by EPI. Under the terms of the JDA, the SPV will confer the property development rights to a reputable local developer (the “Developer”) who will carry full responsibility for all of the project costs and liabilities, as well as for the marketing of the scheme. The JDA also stipulates specific project milestones, timelines and minimum sale prices. Development will commence subject to the obtainment of the required governmental/municipal approvals and permits, and it is intended that 67% of the land will be allocated for the sale of plotted developments (whereby a plot is sold with the infrastructure in place for the development of a residential unit by the end purchaser), while the remainder will comprise residential units fully constructed for sale. The SPV will receive 73% of the total revenues from the plotted development and 40% of the total revenues from the sale of the fully constructed residential units. In order to secure its obligation, the Developer will pay a total refundable deposit of INR 35.5 Crores (approximately €4.5 million), with INR 10 Crores (approximately €1.3 million) paid following the signing and registration of the JDA, INR 17 Crores (approximately €2million) payable when planning permission for the first phase of the development project is obtained (the “Project Commencement Date”), and the remaining INR 8.5 Crores (approximately €1 million) payable six months after the Project Commencement Date.

On July 5, 2018 we announced that EPI signed a term sheet with the Developer in respect to the sale of the SPV. Under the terms of the Term Sheet, the Developer was provided with period of 60 (sixty) days to undertake a due diligence process solely with respect to the SPV, following which definitive agreements for the sale of the SPV, in consideration for INR 110 Crores (approximately €13.8 million, subject to adjustment with respect to the previous amount deposited and the existing cash in the SPV), shall be signed and closing shall take place on the same day.

On October 18, 2018 we announced that the closing date of the transaction was extended to November 10, 2018. It was further agreed that the consideration will be reduced to 106 Crores (approximately €13.2million) instead of 110 Crores (approximately €13.8 million).

On January 14, 2019, we announced that EPI has granted the Developer until mid-February 2019, to complete the transaction. However, On February 11, 2019, we announced that the Developer has defaulted to complete the transaction and EPI has terminated the JDA and the Term Sheet with the Developer.

On March 4, 2019, we announced that the SPV (a subsidiary of EPI) holding the plot in Chennai has initiated an arbitration proceeding against the Developer in accordance with the Arbitration Rules of the Singapore International Arbitration Center (as required by the agreement between the parties). The reliefs sought in the framework of the arbitration are as follows: (a) a declaration that the JDA stands terminated validly; and (b) to instruct the Developer to compensate for damages caused due to the breach of the Joint Development Agreement by the Developer.

Agreement to sell a land located in Kochi, India

The Company has rights under certain share subscription agreement to hold 50% shareholding in Indian SPV (“Project SPV”). The Project SPV has entered into an agreement for the purchase of a land located in Kochi, India according to which it has acquired 13 acres (“Property A”) for a total consideration of INR 1,495 million ($21 million) payable subject to fulfillment of certain obligations and conditions by the seller. Up to the balance sheet date the Project SPV has paid INR 718 million ($ 10 million) to the seller in consideration for the transfer of title in Property A to the Project SPV Our share in such acquisition is approximately $ 6 million.

On January 14, 2016, the Company signed an agreement to waive any of its rights and interest in the Project SPV, subject to receipt of INR 10 Crores (approximately €1.2 million and approximately $1.4 million) (the “Consideration”), which will be paid to the Company upon the closing of the transaction.

On December 12, 2018, after several delays by the Purchaser in making the payments, we announced that it was agreed that the Consideration will be paid in two installments as follows: 50% until December 31, 2018 and the remaining 50% until April 30, 2019.

On January 8, 2019, we announced that the amount that was supposed to be paid to the Company until December 31, 2018 (50% of the Consideration) was not received yet.

On April 1, 2019, following a revised agreement between the parties, we announced that the Company has sold 50% of its stake in the Project SPV and received $0.72 million, i.e., 50% out of the Consideration. The remaining 50% will be paid to the Company in Q1 of 2020.

Notes Buy-Back Plans

Notes	Date of approval of the plan	Maximum amount approved for the buyback	Amount of notes repurchased (in par value)	Actual amount used for the buyback
(Series H)	October 12, 2015	NIS 50 million	56 million	NIS 50 million
(Series H)	February 1, 2016	NIS 40 million	43 million	NIS 40 million
(Series H)	June 1, 2016	NIS 40 million	34 million	NIS 36 million
(Series H)	August 18, 2016	NIS 50 million	15 million	NIS 15 million
(Series I)	February 28, 2018	NIS 50 million	42.2 million	NIS 49 million
(Series H)	March 15, 2018	NIS 57.6 million	7 million	NIS 7 million
(Series I)	July 18, 2018	NIS 70 million	54.3million	NIS 70 million
(Series I)	November 20, 2018	NIS 80 million	19.1 million	NIS 25 million

Since the issuance of the Series H Notes (in February 2014) until the date of this annual report, the Company has published 5 programs for the repurchase of up to NIS 237.6 million of Series H notes. As of the date of this report the Company has purchased par value NIS 155 million Series H notes for a total cash consideration of NIS 148 million. On May 31, 2018 the Company repaid its Series H Notes in full.

Since the issuance of the Series I notes (in February 2014) and as of the date of this report, the Company has published 3 programs for the repurchase of up to NIS 200 of Series I notes. As of the date of this report the Company has purchased par value NIS 115.6 Series I notes for a total cash consideration of NIS 144 million

Approval of an offer of Settlement with the SEC in the matter of Alleged Violations of FCPA

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

The internal committees have concluded their examination of these matters and submitted their recommendations to the Company’s board of directors. The Company’s board of directors fully adopted the committee’s recommendations and is working to implement them. Following discussions with the SEC regarding the potential violation of the requirements of the FCPA, the Company submitted an Offer of Settlement (“Offer”).

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

On March 2018, a Shareholder of the Company (the “Plaintiff”) has filed a motion with the Financial Department of the District Court in Tel-Aviv to reveal and review internal documents of the Company and of PC., with respect to the events surrounding that certain agreements that were signed in connection with the Casa Radio Project in Romania and the sale of the U.S. portfolio (the “Motion”).

On July 2018, the Company has filed its response to the Motion together with a motion to dismiss the Motion.

On January 13, 2019, a Court hearing was held following which the judge decided that the board of directors of each of the two companies will examine the relevant facts and the allegations raised by the Plaintiff in connection with the said events and decide whether or not they should file a law suit against any of its officers. The two companies are required to submit their conclusion to both the court and the plaintiff (not later than May 12, 2019) and afterwards the Plaintiff will notify the court weather or not he wishes to continue with the Motion.

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

The use of proceeds from the Notes were as follows: (a) payment of all expenses in connection with the issuance of the notes (approximately NIS6 (approximately US$ 1.7 million)); (b) NIS18 million (approximately $ 5 million) to be deposited with the trustee and used for interest payments due on the notes for the first two years; (c) NIS 4 million (approximately $ 1 million) for ongoing operational expenses; and (d) the remaining proceeds will be used to repay Elbit Medical’s intercompany debt to the Company in the amount of approximately NIS 153 million (approximately $ 43 million). The balance of Elbit Medical’s debt to the Company, in the total amount of approximately NIS2 million (approximately USD 580 thousand) will be converted to approximately NIS2 million par value Notes. The Notes were not registered under the U.S. Securities Act of 1933.

On March 9, 2018 the Company announced that following the completion of the offering of Elbit Medical Notes, Elbit Medical had transferred approximately NIS 151 million (approximately $ 43.7 million) to the Company as an early repayment on account of its debt to the Company. The balance of Elbit Medical’s debt to the Company, in the total amount of approximately NIS 2 million (approximately $ 580 thousand) was be converted into approximately NIS 2 million of par value notes that were issued to the Company in a private offering that took place on March 2018.

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

On January 17, 2018 the Company announced that the court has given its final approval of the settlement. However, one of the plaintiffs initiated a motion for leave to appeal against the settlement. In August 2018 the Supreme Court decided to reject the appeal and the settlement became final.

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

On April 2, 2018 we announced that we received a notice from the purchaser claiming that it is entitled to indemnification in the amount of approximately €3 million, due to the alleged breach of certain warranties made by the Subsidiary in the Agreement (the “Notice”). In the Notice the purchaser has informed the Company that it has submitted claims under the policies of Warranty & Indemnity Insurance and Title Insurance taken out in terms of the agreement, which provides that where loss arising from a warranty claim may reasonably be anticipated to be covered by such insurance policies, the purchaser will firstly attempt to recover such loss out of the proceeds paid out under such policies. The Company is currently examining the Notice with its legal advisors. After a preliminary review of the Notice, the Company believes that the warranty claims are without merit and intends to vigorously contest same.

Investment in Gamida

On July 10, 2017, we announced that an approximately $40 million private financing investment round in Gamida has been completed (the “Investment”). The investment was led by Shavit Capital Fund joined by the pharmaceutical company Novartis and additional investors, including VMS Investment Group, Israel Biotech Fund, IHCV and Clal Biotechnology Industries (the “Investors”). Following the Investment, preferred shares were allotted to the Investors, based on $120 million pre-money valuation to Gamida (the “Allotted Shares”). In addition, the investors received options to preferred shares in the amount of 60% of the Allotted Shares. The exercise price of the options is 120% of the shares price which have been paid on the Investment closing date. The options will expire 5 years after the Investment closing date. Elbit Medical didn’t take part in the Investment. Following the closing of the Investment, Elbit Medical holds approximately 17.87% of the share capital in Gamida (13.63% on a fully diluted basis). As of the date herein, there is no certainty that the Investors will exercise their options. Gamida informed the Company that the Investment proceeds will be used to (i) complete Nicord©’s Phase III clinical trial; (ii) to prepare for product commercialization by expanding its in-house manufacturing capacity; (iii) expanding Gamida’s presence in the US; (iv) continuing to develop additional pipeline products.

Non-Exclusive Cooperation Agreement with Siemens

See “Item 4B – Business Overview – Medical Companies – Insightec – Cooperation agreement with Siemens”.

Termination of lease agreement - plot in Tiberius, Israel.

On August 1, 2016, we announced that we received from the Israeli Land Administration (“ILA”) an amount of approximately NIS 7 million (approximately $1.8 million) (in addition to the amount of approximately NIS 13 million, which related to the release of bank guarantees discussed below) following the termination of our lease agreement with respect to a plot near Tiberius, Israel (the “Plot”). The lease agreement was signed on July 2007, with the ILA, according to which, we leased a plot of approximately 44,600 square meters near Tiberius, Israel for a term of 49 years (through 2056). Following the termination of the lease agreement, the ILA released two bank guarantees in the aggregated amount of approximately NIS 13 million, (approximately $3 million) which have been provided to the ILA in order to secure our undertakings under the lease agreement. In addition, on December 1, 2016 we announced that the LA reimbursed to us a gross amount of approximately NIS 27 million (approximately $7 million) with respect to development fees paid by us on account of the plot.

Filing a Lawsuit against the Municipality of Tiberias

On May 5, 2019, we announced that we filed a lawsuit against the Municipality of Tiberias (the “Defendant”) regarding the Plot. the Company is suing to obtain a refund of approximately NIS 7 million (including interest and linkage) that was deposited in the Defendant’s bank account and designated for development charges and fees related to the Plot. The Defendant made no such use of the deposit and hence the Company’s lawsuit.

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

B.	BUSINESS OVERVIEW

To date we operate primarily in the following fields of business:

●	Medical Industries – through our indirect holdings in two companies which operates in the field of life science: (i) InSightec Ltd. (“InSightec”) - InSightec operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; and (ii) Gamida Cell Ltd. (“Gamida”) – Gamida operates in the field of research, development and manufacture of products designated for certain cancer diseases (As of October 26, 2018, Gamida’s shares are traded on the NASDAQ (Nasdaq: GMDA)); and

●	Plots in India – we have holdings in plots of land in India which are designated for sale (and which were initially designated for residential projects).

On December 19, 2018 we announced that we no longer consider ourselves to be the controlling shareholder of PC. Accordingly, PC’s financial statement are no longer consolidated with the Company’s financial statement and the review of the development of the Company’s business does not relate to PC.

Following our sale of the Radisson Hotel Complex in Bucharest, Romania, during 2017, the Company is no longer involved in the hotel industry. See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of our holdings in the Radisson complex in Bucharest, Romania”.

Medical Companies

Our medical portfolio is held by Elbit Medical Technologies Ltd. (an Israeli company traded on the TASE (“Elbit Medical”). Elbit Medical holds shares in two medical companies: InSightec and Gamida.

On November 29, 2018 we completed the sale of an aggregate total of 60,087,537 Elbit Medical shares held by us, constituting approximately 26% of Elbit Medical’s issued and outstanding share capital, at a price per share of NIS 0.96, and total consideration of US$ 15,548,275, to an affiliate of Exigent Capital Group pursuant to the August 8, 2018 Share Purchase Agreement between the parties.

On February 8, 2019 we signed a second share purchase agreement with Exigent Capital Group for the sale of up to 57,968,760 additional shares of Elbit Medical. As of May 13, 2019, Exigent Capital Group purchased (under the second share purchase agreement) 3,760,417 shares of Elbit Medical at a price per share of NIS 0.96 and a total consideration of approximately NIS 3.6 million, and waived the option it had to purchase additional shares of Elbit Medical.

As of the date of this annual report, we hold approximately 62% of Elbit Medical’s share capital (approximately 40% on a fully diluted basis).

In addition to our holding in the shares of Elbit Medical, we provided throughout the years credit lines and services to Elbit Medical. As of December 31, 2017, Elbit Medical has a total of NIS 153 million (approximately $43 million) outstanding loans and current accounts due to us. However, on February 2018, Elbit Medical raised a total of NIS180 million through a public offering of a new series of notes convertible into shares of Elbit Medical and used the proceeds to repay its debt to the Company.

For more information regarding the new convertible notes of Elbit Medical see “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Payment of Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company”.

InSightec

Holdings in InSightec’s shares

As of the date of the report’s publication, we hold, indirectly through Elbit Medical, approximately 22.0% of InSightec’s issued capital (approximately 18% at full dilution.), as listed below:

Share types	Issued share capital	Number of stocks held by the Company	Number of stocks held by the Company of the same class of shares	Number of shares held by the Company of the same class of shares on a fully diluted basis
Common stock	14,244,962	8,993,762	63.1%	16.6%
Type B preferred stock	14,037,888	9,039,612	64.4%	64.4%
Type B1 preferred stock	32,201,524	24,242,023	75.3%	75.3%
Type C preferred stock	27,519,390	-	-	-
Type D preferred stock	48,473,238	-	-	-
Type E preferred stock	55,970,149	-	-	-
Employee options	39,904,255	-	-	-
Total	232,351,407	42,275,397	22.0%	18.2%

In addition, the Company holds directly (and not through Elbit Medical) 450,000 Ordinary Shares of InSightec.

The following is a summary of certain provisions in the articles of association of InSightec:

Dividends

The Articles of Association provides that Insightec’s holders of Series E, Series D and Series C Preferred Shares, in that order, have dividend preference based on the original issue price for their shares plus 8% per annum.

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

All preferred shares shall automatically convert upon a Qualified IPO.

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

Investments in InSightec capital

Below are details regarding investments in InSightec capital in the last two years:

Preferred stock investment round E

On January 31, 2018, we announced that InSightec completed the second (and final) closing of its Series E investment round in a total amount of $150 million (approximately $90 million, in the first closing and approximately $60 million in the second closing) in return for the issuance of 55,970,149 preferred Insightec stock from a new Series E (with a price of 2.68 dollars per share). The lead investor in the round was KDT Medical Investments Corporation (a subsidiary of Koch Industries, Inc.) which invested in total $ 100 million in InSightec (York participated in this round as well in the total investment of $ 6 million). Immediately following the closing, the Series E Preferred Shares of InSightec issued in the first and second closings represented approximately 29.1% (24.7% on a fully diluted basis) of InSightec’s share capital. Following the completion of the second closing, Elbit Medical holds (directly and indirectly through its subsidiary Elbit Medical) approximately 22% (18% on a fully diluted basis) of InSightec’s share capital.

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

Clinical and regulatory Development in InSightec’s Products

ExAblate Neuro (“Brain System” or “Neuro system”)

The brain system is based on the MRgFUS technology, which relies on MRI imaging to plan, guide execution, and receive real-time response during treatment, adopted for use on the brain. The patient interface in this system consists of a helmet-like acoustic projection system with the patient’s head held within the helmet. The projector allows electronic shaping of the acoustic beam, as required for intracranial treatment. The brain system has been given approval for commercial use in the USA, Europe, Japan, Korea, Canada, Taiwan, and Israel for treatment of functioning disorders (essential tremors, and/or tremors resulting from Parkinson’s disease, and/or neuropathic pain). So far, more than 1000 patients have received treatment on a commercial basis. The system is also undergoing clinical evaluation for the treatment of advanced Parkinson’s disease, epilepsy, OCD, depression, neuropathic pain as well as drug-based and treatment by means of temporary and transient opening of the blood-brain barrier for treatment of brain tumors and Alzheimer’s Disease. The system is compatible with several MRI systems from both GE and Siemens.

As of the date of the publication of this report, 45 brain systems are operational in leading hospitals around the world and 17 are in the process of installation.

The following items describe the significant clinical and regulatory events regarding the ExAblate Neuro:

●	On February 25, 2019, we announced that an additional Local Medicare Contractor of the Centers for Medicare and Medicaid Services (“CMS”), Noridian Medicare, has posted a positive Local Coverage Determination for MR-guided focused ultrasound (MRgFUS) for the incisionless treatment for essential tremor that has not responded to medication, effective April 1, 2019. Noridian coverage will include the following 13 states: Alaska, Arizona, California, Hawaii, Idaho, Montana, Nevada, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. At this stage, Noridian Medicare administers benefits to approximately 7 million Medicare beneficiaries. Following the updated insurance cover by Noridian as detailed above, MRgFUS for the treatment of essential tremor will be covered by five of the Local Medicare Contractors: National Government Services (NGS), Palmetto GBA, CGS Medicare, Wisconsin Physician Services (WPS) and Noridian Medicare, representing 38 States

●	On January 30, 2019, we announced that Insightec and the Brain Research Institute at Yonsei University College of Medicine in Seoul, South Korea, announced that the first patient worldwide completed chemotherapy cycles in a clinical trial to investigate the safety and efficacy of focused ultrasound for disrupting the blood brain barrier (BBB) in patients with glioblastoma (GBM). This first patient successfully completed all six sessions of their planned complete adjuvant temozolomide (TMZ) with BBB disruption treatment. There were no complications or side effects following disruption of the BBB with focused ultrasound. Glioblastoma is the most common primary malignant brain tumor in adults. The blood brain barrier not only protects the brain from toxins, it also prevents the effective delivery of therapeutic agents to treat brain tumors, such as GBM, which is why disrupting the BBB is key for introducing treatment options. The investigational Exablate Neuro device from INSIGHTEC delivers low frequency focused ultrasound without surgical incisions to temporarily disrupt the BBB. In the clinical trials, following surgical resection and radiotherapy plus concomitant TMZ, focused ultrasound is delivered during the first treatment of each of the six maintenance cycles of TMZ.

●	On December 19, 2018 we announced that Insightec informed that the Center for Devices and Radiological Health has approved an expansion of the indication of Exablate Neuro to include the treatment of patients with tremor-dominant Parkinson’s disease (“PD”). This expansion adds medication-refractory tremor from PD to the current Exablate Neuro indication for incisionless, focused ultrasound thalamotomy for medication-refractory essential tremor.

●	On December 11, 2018 we announced the European CE Mark approval of the Exablate Neuro™ compatibility with Magnetom Skyra, Prisma and Prisma fit scanners from Siemens Healthineers, to treat patients with essential tremor (ET), Tremor Dominant PD and Neuropathic Pain.

●	On November 12, 2018 we announced that the CMS posted the final rule, updating the reimbursement levels for MRgFUS FDA approved indications. Effective January 1, 2019, (MRgFUS in the treatment of essential tremor) will be reimbursed at USD$12,500.50 for Medicare beneficiaries (if deemed medically appropriate). MRgFUS in the treatment of pain palliation of bone metastases will be reimbursed at USD $10,936.00. Currently, MRgFUS for the treatment of essential tremor is covered by four of the Local Medicare Contractors. These include National Government Services (NGS), Palmetto GBA, CGS Medicare and Wisconsin Physician Services (WPS), representing 25 States.

●	On September 26, 2018, we announced that Insightec informed us that the U.S. Food and Drug Administration (FDA) has approved Exablate Neuro™ compatibility for the MRI Scanners from Siemens Healthineers (models: Magnetom Skyra, Prisma and Prismafit) to treat patients with essential tremor (ET) Who do not respond to medication.

●	On July 26, 2018 we announced that the FDA has approved the initiation of a clinical study using Insightec’s MRgFUS to treat patients with Alzheimer’s disease.

●	On June 21, 2018, we announced that Insightec informed that the National Institute for Health and Care Excellence (NICE) issued a positive NICE guidance for unilateral MRI-guided focused ultrasound thalamotomy for treatment-resistant essential tremor (ET). The treatment is performed using Insightec’s Exablate Neuro technology.

●	On June 4, 2018 we announced that CMS benefit coverage will be available to patients in the United States for MRgFUS treatment of essential tremor in six more states (Indiana, Iowa, Kansas, Nebraska, Michigan and Missouri.

●	On January 17, 2018 we announced that InSightec’s treatment of essential tremors through focused ultrasound guided MRI will be included as part of the health services covered under the Israeli National Health Insurance Law for year 2018.

●	On December 14, 2017, we announced that we were informed by InSightec, that the CMS updated the reimbursement code for ExAblate Neuro treatment for essential tremor, as follows: (i) on November 2016 the CMS decided to associate InSightec’s ExAblate Neuro system (for essential tremor treatment), a reimbursement code with a payment level of $ 9,751; (ii) beginning January 1, 2018, the primary procedure code for Movement Disorders (essential tremor) is assigned to a new technology level and will be paid at $17,500.50 for Medicare beneficiaries (if deemed medically appropriate); and (iii) the CMS decision is one of several steps toward gaining appropriate reimbursement for MRgFUS for essential tremor. This needs to be followed by CMS regional offices approval to the reimbursement for the ExAblate Neuro treatment for their patients.

●	On November 23, 2017 we announced that InSightec informed us that the Taiwanese Food and Drug Administration (TFDA) has approved its Exablate Neuro system for the treatment of essential tremor in patients who do not respond to medication.

●	On October 25, 2017, we announced that the FDA has approved the commencement of Phase III clinical trial for the treatment of neuropathic pain by InSightec’s ExAblate Neuro system, for treating dyskinesia symptoms or motor fluctuations of advanced Parkinson’s disease patients who have not responded to medication. InSightec estimates that Parkinson’s disease afflicts millions of people worldwide, including approximately one million in the United States alone with 60,000 additional diagnoses each year. Treatment with the ExAblate Neuro is intended to improve motor function and reduce dyskinesia, one debilitating symptom that presents as uncontrolled, involuntary movement of the arms and/or legs. One May 3, 2018 we announced that Insightec initiated treatment of its first patient in the Phase III clinical trial pivotal.

●	On June 26, 2017, we announced that the FDA has approved the commencement of Phase I clinical trial for the treatment of neuropathic pain by InSightec’s ExAblate Neuro system (the “Trial”). The Trial will include 10 patients and will be fund by the Focused Ultrasound Foundation. InSightec is the regulatory sponsor of the clinical Trial. The purpose of the Trial is to examine the safety and the efficiency of the treatment.

●	In April 2017, the FDA has extended its approval of InSightec’s Exablate Neuro system for a non-invasive treatment of essential tremor in patients who have not responded to medication and now it’s including the usage on 1.5 Tesla MRI systems (the former FDA approval, which was announced on July 12, 2016, was given for the usage of the ExAblate Neuro on 3 Tesla magnet strength MRI systems).

●	In March 2017, the first treatment was performed under Phase I clinical trial to investigate the use of MRI guided by Focused Ultrasound (MRgFUS) technology for opening the blood brain barrier in patients with early Alzheimer’s disease. The treatment was conducted at Sunnybrook Health Sciences Centre in Toronto, Canada and used InSightec’s ExAblate Neuro system. InSightec is the regulatory sponsor of the clinical trial.

●	On July 12, 2016, we were informed by InSightec Ltd., that the FDA approved its Exablate Neuro system for a non-invasive treatment of essential tremor (ET) in patients who have not responded to medication. ExAblate Neuro uses focused ultrasound waves to precisely target and ablate tissue deep within the brain with no incisions or implants. The treatment is done under Magnetic Resonance Imaging (MRI) guidance for real time treatment monitoring. Essential tremor is the most common movement disorder, affecting more than 5 million people in the United States, and millions more worldwide. Hand tremor is the most common symptom, but tremors can also affect the head, arms, voice, legs, and torso. For these patients, performing everyday tasks presents a challenge and impacts their quality of life.

●	In May 2016 InSightec informed us that Health Canada approved its Exablate Neuro system for the treatment of ET for further information see “Item 4 - Information on the Company – History and Development of the Company - Recent Events – Approval of Exablate Neuro by Health Canada”.

●	In November 2015 InSightec informed us that the Korean Ministry of Food and Drug Safety (MFDS) has approved its Exablate Neuro system to treat movement, pain and behavioral disorders which allows Korean patients suffering from neurological disorders which cause significant disability access to a new, non-invasive treatment option that does not require open surgery.

●	In November 2015, InSightec informed us that they are investigating the use of MR Guided Focused Ultrasound technology to temporarily open the blood brain barrier which is a protective barrier that restricts the passage of substances from the bloodstream into the brain, protecting it from toxic chemicals and preventing the delivery of essential medication to reach the brain.

ExAblate for Body Platform (the “Body System”)

The body system, like the brain system, based on the MRgFUS technology, which relies on MRI imaging for treatment planning and guidance, and for real-time feedback. As of the date of the report, the body system is adapted for use with MRI machines made by GE Healthcare only. The body system constitutes a multi-application treatment platform. The system is being sold to customers interested in treating various body applications, requiring the use of any of body transducers (a component converting a physical signal into an electric one). The system has been planned for treatment of fibroids, organ-confined, prostate cancer, bone tumors and in various configurations, and in the future potentially for liver, pancreas and renal tumors. Some of the indications have received regulatory approval in various parts of the world, and some are still in the research and development stage.

The body system is a therapeutic device incorporating an MRI table converted to contain a robotic system broadcasting a focused, high-energy ultrasound beam targeted towards the tissue intended to be ablated (tumor) is located. The focused ultrasound beam transmitted from the transducer heats the targeted tissue and ablates it in an incisionless manner, and without damaging beam trajectory, thus, essentially, destroying the targeted benign or malignant tumor.

MRI imaging is included in all steps of development: at the first step, before treatment is carried out, the treating physician uses MRI imaging for precise identification of the affected tissue. Based on the imaging, the treating physician plans the treatment and marks the boundaries of the tissue requiring treatment. At the second stage, during the treatment itself, the treating physician uses thermal imaging (a temperature map) received from the MRI machine in real time, measuring the heat at the target and in its environs. Based on this information, treatment parameters can be adapted to the characteristics of the tissue being treated, and the efficacy of the treatment can be verified in real-time. At the third stage, MRI imaging enables the treating physician to identify the changes that have taken place in the tissues as a result of the thermal treatment. For this purpose, the tissue is scanned by the MRI machine and evaluated in comparison to the images taken at the beginning of the treatment. This enables the physician to verify that the treatment was in fact carried out in a satisfactory fashion (receiving a real-time response). The MRI machine used for treatment by Insightec products can be used also for additional diagnostic testing and is not limited to exclusive use with the product as part of a system. Connection of Insightec products to the diagnostic system for treatment takes only a few minutes.

To the best of Insightec’s knowledge, as of this date, the body system is in use with 84 active sites (in commercial, research, and combined commercial and research use).

The following items describe the significant clinical and regulatory events regarding the Exablate for Body Platform:

●	In October 2015 InSightec informed us that the FDA approved InSightec’s Exablate For Body Platform to treat symptomatic uterine fibroids and changed the labeling to allow consideration for women who desire to maintain fertility. The updated labeling specifies that ablation of uterine fibroid tissue can now be considered for women with symptomatic uterine fibroids, who desire to retain fertility and spare their uterus. InSightec estimates that such change in labeling provides younger women suffering from symptomatic fibroids access to a new, non-invasive treatment option that is safe, effective and keeps their uterus intact without compromising their existing ability to get pregnant. The approval is based on accumulated, documented clinical data on 118 patients’ pregnancies post Exablate MRgFUS treatments.

●	In October 2004, InSightec received FDA approval to market the ExAblate For Body Platform in the United States for the treatment of uterine fibroids, a type of benign tumor of the uterus. InSightec also has regulatory approval to market the ExAblate For Body Platform for the treatment of uterine fibroids in Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan, China and the European Union Economic Area (“EEA”), as well as for the treatment of breast cancer in Korea. In February 2013, the Clalit healthcare fund agreed to cover treatments executed at Sheba Medical Center using ExAblate For Body Platform technology to treat uterine fibroids. In May 2007, InSightec received CE marking for the pain palliation of bone metastases. In October 2012, the U.S. FDA approved ExAblate For Body Platform to treat pain from bone metastases in patients who do not respond or cannot undergo radiation treatment for their pain. In July 2013 ExAblate For Body Platform also received an extended European CE Mark for the local treatment of cancerous and benign primary and secondary bone tumors. In August 2013 InSightec received the approval of the Health Canada Administration, and in November 2014 the approval of Japanese Ministry of Health, for the treatment for pain result from bone tumors.

Products

Below is a table listing the main products of InSightec including products/applications in development stages:

The medical product	The indication for which the medical product is intended as of the date of the report	The stage of the medical product developments’ as of the date of the report	Milestones expected in the coming 12 months	The nearest milestone and the expected date of its achievement	Cost estimate for achieving the nearest milestone	InSightec’s estimate regarding the size of the expected target audience (no. of patients or procedures) and the expected financial extent of the potential target market for the medical product in development correct at the date of the report.	InSightec’s estimate regarding the date approval for the commercialization of the medical product under development	Insightec’s estimate regarding the expected market segment for the medical product under development, assuming commercialization approval is received[1]
The brain system[2]	Essential tremors[3]	The following approvals exist: for the integration of the device in Europe and in the USA with both GE and Siemens MRI devices: Medical Device Approval [4], CE, FDA[5], TFDA, Taiwanese Food and Drug Administration, Japanese Ministry of Health, Canadian Food and Drugs Administration, and Korean Ministry of Health, Thailand and Australia.	Approval of additional compatibility with MRI models from GE and Siemens. .	Expansion of MRI Commercial releases expected in 2019	2-5M$

The prevalence of the disease in the USA is approximately 10 million patients.[6]

InSightec estimates that approximately 1% - 5% patients will form the potential target market (approximately 100-500 thousand patients). The estimated cost of the treatment is 10,000-30,000 United States dollars.

							Expansion of MRI Commercial releases expected 2019	Insightec estimates that at the stage of market penetration, the relevant segment will be approximately 10% of the relevant target market.

[1]	Insightec’s estimate is for the potential market segment for which treatment in its product only is appropriate. Except where this is stated explicitly, Insightec cannot evaluate the expected market segment for the medical product it is developing. The estimate for the disease’s prevalence pertains only to the USA with the assumption that in different geographies the prevalence of the various indications will be similar, proportionately to the country’s population.
[2]	Insightec is developing an innovative treatment, which is not a direct replacement of the treatment existing today. Therefore, its estimates of the market’s size are based on data and articles regarding the number of potential patients, and Insightec’s evaluation regarding the number of patients for which treatment with the device is appropriate. For this reason, articles and publications central to each of the three indications are attached.
[3]	Insurance coverage for this application of the brain system has been approved.
[4]	Medical Accessories and Devices approved by the Ministry of Health of Israel (Hereinafter: “MAD”)
[5]	In April 2017, Insightec informed the company that the FDA’s approval for commercial use of the brain system in the USA for treatment of essential tremors in patients that do not respond to drug treatment has been expanded to include also use of the brain system on 1.5-Tesla MRI systems. The FDA approval reported in the past, on 12/07/2016, was given for use of the brain system with a 3-Tesla MRI system. (This is the magnetic power of the MRI machine). The expansion of the FDA approval as stated above is expected to broaden the market of products with which Insightec’s brain system is compatible, in a manner in which it will be possible to integrate it both in an MRI machine of 1.5 Tesla as well as in MRI machines of 3 tesla.
[6]	http://www.essentialtremor.org/wp-content/uploads/2013/07/FactSheet012013.pdf. The estimate for the disease’s prevalence pertains only to the USA with the assumption that in different geographies the prevalence of the various indications will be similar, proportionately to the country’s population.

The medical product	The indication for which the medical product is intended as of the date of the report	The stage of the medical product developments’ as of the date of the report	Milestones expected in the coming 12 months	The nearest milestone and the expected date of its achievement	Cost estimate for achieving the nearest milestone	InSightec’s estimate regarding the size of the expected target audience (no. of patients or procedures) and the expected financial extent of the potential target market for the medical product in development correct at the date of the report.	InSightec’s estimate regarding the date approval for the commercialization of the medical product under development	Insightec’s estimate regarding the expected market segment for the medical product under development, assuming commercialization approval is received[1]
	Parkinson’s disease	MAD, CE, FDA, Thailand, Australia and Korean approval exist for the treatment of Parkinson’s disease tremors. Treatment of advanced Parkinson’s Diseases CE, Australia, Thailand and Korean approval.	Approval of Parkinson’s Disease treatment in Japan expected in 2019	The next milestones for complete enrollment of the FDA study, 2020	1M$

The number of Parkinson’s sufferers in the USA is estimated at about 1 million.[7] Of their number, approximately 150 thousand patients require surgical treatment[8], for whom the InSightec treatment is relevant and who comprise the target population. The estimated cost of the treatment is 10,000-30,000 United States dollars.

							Approval for Advanced Parkinson may be achieved in the USA in 2021. Approval of Parkinson’s Disease treatment in Japan expected in 2019	Insightec estimates that at the stage of market penetration, the relevant segment will be approximately 40% – 60% of the relevant target market.

[7]	http://www.healthcommunities.com/parkinsons-disease/incidence-prevalence.shtml
[8]	The estimations regarding the amount of patient’s requiring a surgical treatment is based on InSightec’s own estimates.

The medical product	The indication for which the medical product is intended as of the date of the report	The stage of the medical product developments’ as of the date of the report	Milestones expected in the coming 12 months	The nearest milestone and the expected date of its achievement	Cost estimate for achieving the nearest milestone	InSightec’s estimate regarding the size of the expected target audience (no. of patients or procedures) and the expected financial extent of the potential target market for the medical product in development correct at the date of the report.	InSightec’s estimate regarding the date approval for the commercialization of the medical product under development	Insightec’s estimate regarding the expected market segment for the medical product under development, assuming commercialization approval is received[1]
	Neuropathic pain	CE, MAD and also in Australia and Thailand.	No plans for FDA approval exist as of the date of the report.	None	None planned	The target market in the USA is approximately 75,000 patients for whom treatment with the brain system may be appropriate[9]. The estimated cost of the treatment is 10,000-30,000 United States dollars.	The date for FDA approval in the USA cannot be estimated at this stage.	Insightec estimates that at the stage of market penetration, the relevant segment will be approximately 50% of the relevant target market.

	Opening of the blood-brain barrier for treatments of tumors.	Preliminary feasibility studies after FDA approval is received for Phase I study and its implementation in the USA and additional countries.	Recruitment of 10 patients in GBM Studies	Completion of FDA phase-I study expected in 2020.	$2M	The target market in the USA is approximately 50,000 patients for whom treatment with the brain system may be appropriate[10]. The estimated cost of the treatment is 10,000-30,000 United States dollars.	Cannot be estimated at this stage	Cannot be estimated at this stage

[9]	The data is based on InSightec estimates.

[10]	The data is based on InSightec estimates.

The medical product	The indication for which the medical product is intended as of the date of the report	The stage of the medical product developments’ as of the date of the report	Milestones expected in the coming 12 months	The nearest milestone and the expected date of its achievement	Cost estimate for achieving the nearest milestone	InSightec’s estimate regarding the size of the expected target audience (no. of patients or procedures) and the expected financial extent of the potential target market for the medical product in development correct at the date of the report.	InSightec’s estimate regarding the date approval for the commercialization of the medical product under development	Insightec’s estimate regarding the expected market segment for the medical product under development, assuming commercialization approval is received[1]
	Epilepsy	Planned phase I preliminary feasibility studies.	Completing recruitment of the first 5 patients.	Recruitment of the first of 5 patients.	Patient recruitment is funded by the executing site.	The target market is approximately 17,000 patients for whom treatment with the brain system may be appropriate[11] . The estimated cost of the treatment is 10,000-30,000 United States dollars.	Cannot be estimated at this stage	InSightec estimates that at the stage of market penetration, the relevant segment will be approximately 80% of the target market

Body system	Uterine myomas[12] (including adenomyosis where approved exists)	FDA, CE, MAD and other countries.	No expected milestones	No plans	No plans

Every year, approximately 1.3 surgeries for treatment of uterine myomas are carried out in the USA. InSightec estimates that approximately 30% – 50% of the patients will be able to benefit from the treatments and they are the target market.

To date the annual cost of uterine myoma treatments in the USA (direct costs of surgical treatment) is approximately 3 billion dollar[13]. The estimated cost of the treatment is approximately 5,000-15,000 United States Dollars

							Commercialization and treatment approvals have been issued in the USA, Israel, and Europe	Marketing approval has been obtained and InSightec aspires to achieve a market share of approximately 40% – 60% of the target market.

[11]	The data is based on InSightec estimates.
[12]	Insurance coverage for this application has been approved.

[13]	1)	http://www.ahrq.gov/research/womenh2.htm;
2)	http://www.cdc.gov/chronicdisease/resources/publications/fact_sheets/cancer.htm;
3)	Saigal CA, Litwin MS. Economic costs of early stage prostate cancer. Pharmaeconomics 2002:20:869-78. figures ($4.75B) interpolated for 2009 based on 1990 CPI (Consumer Price Index) of 193 and 2009 CPI of 379. www.bls.gov;

4)	LaVallee RW, Simpson KN, LaVallee RL; International Society of Technology Assessment in Health Care. Meeting Breast cancer, bone metastasis and episodes of care: a basis for cost effectiveness analysis. https://www250.safesecureweb.com/hcvadvocate/hepatitis/About_Hepatitis_pdf/1.1_Hepatits_C/Burden.pdf

The medical product	The indication for which the medical product is intended as of the date of the report	The stage of the medical product developments’ as of the date of the report	Milestones expected in the coming 12 months	The nearest milestone and the expected date of its achievement	Cost estimate for achieving the nearest milestone	InSightec’s estimate regarding the size of the expected target audience (no. of patients or procedures) and the expected financial extent of the potential target market for the medical product in development correct at the date of the report.	InSightec’s estimate regarding the date approval for the commercialization of the medical product under development	Insightec’s estimate regarding the expected market segment for the medical product under development, assuming commercialization approval is received[1]
Treatment of metastases and tumors in bone.[14]	CE approval and MAD exist for treatment of metastases and tumors in bone.
FDA approval exists for treatment of metastases in bone.[15]
		*An additional configuration of the device (CBS) has CE approval (and other countries).	No expected milestones	No expected milestones	Negligible costs

There are approximately 320,000 patients a year globally that suffer from metastatic-induced bone pain[16]. The annual financial scope of treatment of cancer metastases in bones in the USA is currently estimated at approximately 10 billion dollars.

Approximately 50% of the patients with pain induced by metastases (that are not in the spine) will be a fit for treatment with the product and form the target market. The estimated cost of treatment is approximately 5,000-15,000 United States Dollars.

							CE approval and MAD exist for commercialization in Europe and Israel. FDA approval exists in the USA.	Marketing approval has been obtained and InSightec aspires to achieve a market share of approximately 14% of the target market.

	Prostate cancer	CE approval exists. FDA study protocol has been approved in the USA.	Complete patient follow up in 2019	Complete patient follow up in 2019	$ 2 million

There are approximately 1.1 million patients a year diagnosed for prostate cancer, mostly in the developed countries[17]. To date the annual costs of treatment of prostate cancers in the USA is estimated at over 5 billion dollars[18].

Approximately 40% of the patients are diagnosed with intermediate-risk cancer and will be a fit for local treatment with InSightec product and form the target market[19]. The estimated cost of treatment is approximately 10,000-30,000 United States Dollars.

							InSightec cannot currently estimate the date FDA approval for marketing of the product will be received in the USA (if at all).	InSightec estimates that, at the market penetration stage, its share will be approximately 80% of the intermediate-risk cancer cases forming the target market.

[14]	Insurance coverage for this application has been approved.

[15]	It shall be clarified that no FDA approval has been received for treatment of tumors and the approval is to treat metastases in bone only.
[16]	Cancer induced bone pain. Kane et al. BMJ 2015; 350 doi: http://dx.doi.org/10.1136/bmj.h315
[17]	WHO Cancer report 2014
[18]	Kommu SS, Eden CG, Luscombe CJ, Golash A, Persad RA. Initial treatment costs of organ-confined prostate cancer: a general perspective Int. 2011 Jan;107(1):1-3
[19]	He et al. European Urology 2016; pii: S0302-2838(16)30883-1. doi: 10.1016/j.eururo.2016.11.031

Regulatory approvals

Below is a table listing the approvals received by InSightec products from the Ministry of Health in Israel:

Name of the product approved	Indication	Medical Device Approval number	Medical Device Approval date	Approval term
Body system	General surgery – treatment (heating destruction – ablation and pain removal) in soft tissue, including adenomyosis, uterine myomas, bone and nerve growth by focused heating of segments using ultrasonic energy.	8960000	August 2002	May 2019

Brain system	Functional disorders (essential tremor, Parkinson’s disease, neuropathic pain)	8960401	October 2013	December 2019

Below is a table listing the approvals received by InSightec products from the FDA20:

Name of the product approved	Indication	Approval process	Approval number	Approval date	Predicate device [bilingual text]
Body system	Uterine myomas	FULL PMA	P040003	October 2004	None
Body system	Metastases in bone	PMA	P110039	October 2012	None
Brain system	Essential tremor	PMA	P150038	July 2016	None
Brain system	Essential tremor – Siemens approval	PMA	P150038/005	September 2018	None

Below is a table listing the approvals received by InSightec products from the CE:

Name of the product approved	Indication	Notified Body	Approval number	Approval date	Approval term	Last date of notified body inspection and its results
Body system	Uterine myomas	DEKRA	2110597CE01	October 2002	January 2023	December 2017
Body system	Adenomyosis	DEKRA	2110597CE01	May 2010	January 2023	December 2017
Body system	Bone tumors	DEKRA	2110597CE01	May 2007	January 2023	December 2017
Body system	Uterine myomas, adenomyosis, bone tumors	DEKRA	2110597CE01	September 2009	January 2023	December 2017
Body system	Expanding bone treatment indications and approval for CBS system.	DEKRA	2110597CE01	June 2013	January 2023	December 2017
Body system	Prostate cancer	DEKRA	2110597CE01	December 2016	January 2023	December 2017
Brain system	Functional disorders (essential tremor, Parkinson’s disease, neuropathic pain)	DEKRA	2110597CE01	November 2012	January 2023	December 2017
Brain system	Essential tremor	DEKRA	2110597CE01	December 2018	January 2023	October 2018

[20]	The table present the regulatory approvals given granted by the FDA for InSightec systems and does not contain all the expansions and updates of technical systems made for the same indication over the years.

**	The notified body inspection for each indication is carried out soon after the approval date. Beyond this, at least one inspection is carried out each year, and an overall inspection is carried out every 3 years, renewing the certificate.

Below is a table listing the approvals received by InSightec products in Japan, China, Korea, Taiwan, Canada, Australia and Thailand:

Name of the product approved	Indication	Approval process	Approval date	Predicate device [bilingual text]
Japan
Body system	Uterine myomas	Full registration	August 2009	None
Body system	Bone metastases and UF updates	Partial change	November 2014	None
Brain system	Essential tremors	Full registration	December 2016	None
China
Body system	Uterine myomas	Full registration	July 2013	Yes
Korea
Brain system	Movement, pain, and psychiatric disorders	Full registration	November 2015	None
Body system	Uterine myomas, breast cancer	Full registration	November 2005	None
Body system	Adenomyosis	Partial change	June 2011	None
Body system	Metastases in bone	Full registration	March 2009	None
Taiwan
Brain system	Essential tremor	Full registration	November 2017	None
Canada
Brain system	Essential tremor	Full	May 2016	None
Body system	Uterine myomas and metastases in bone	Full	August 2013	None
Australia
Brain system	Functional disorders (essential tremor, Parkinson’s disease, neuropathic pain)	Full registration	September 2015	None
Body system	Uterine myomas ,metastases in bone, Bone tumors Adenomyosis and Prostate cancer	Full registration	September 2015	None
Thailand
Brain system	Functional disorders (essential tremor, Parkinson’s disease, neuropathic pain)	Full registration	May 2018	None
Body system	Uterine myomas, metastases in bone, Bone tumors Adenomyosis and Prostate cancer	Full registration	May 2018	None

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

In 2018 a range of American insurance companies21 providing insurance coverage for about 99.8 million members have published updates in their policies regarding treatment with the MRgFUS technology so as to include coverage for MRI-guided focused ultrasound treatment for pain caused by bone cancer. InSightec estimates that the aforementioned updates will enable access of these insurance coverage for treatments for this indication with InSightec’s ExAblate, as a treatment option approved by the FDA.

In November 2016, the American Medical Association (AMA) assigned a specific Current Procedural Technology (CPT) code for the treatment of essential tremor using Insightec’s brain system (hereinafter: “the treatment”), leading to the CMS to assign a payment level of $9,751 USD for the brain system. In this manner, the status of the treatment was changed from a non-entitled Medicare approved treatment to a treatment eligible for Medicare reimbursement.

Later, the CMS decided that starting on 01/01/2018 the primary code for movement disorders (essential tremors) will be assigned to a new technology level enabling an insurance compensation of 17,500 dollars t for those insured for whom the aforementioned treatment is appropriate.

In November 2018, the CMS decided that, commencing on 01/01/2019 the primary code for movement disorders (essential tremors) will be reassigned to a new technology level enabling an insurance compensation of 12,500 dollars for those insured for whom the aforementioned treatment is appropriate. MRgFUS in the treatment of pain palliation of bone metastases will be reimbursed at USD $10,936.00.

The CMS reimbursement level decision is only one of the necessary conditions necessary to receive an insurance compensation for the treatment. Pursuant to the CMS payment level assignment, coverage decisions from the regional Medicare Contractors in the USA is required in order to receive insurance compensation for patients for the treatment. As of this date, an approval from five of the seven Local Medicare Contractors have been received (National Government Services (NGS), Palmetto GBA, CGS Medicare, Wisconsin Physician Services (WPS) and Noridian Medicare), representing 38 States. Insightec is acting to receive the remaining CMS MAC approvals, but cannot estimate when these approvals will be received.

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

[21]	The publications are pursuant to a change of the insurance policy by insurance companies from the Blue Cross Blue Shield Association Health Care Service Corporation Group.

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

Accumulated orders

As of 31/12/2018, InSightec has accumulated orders resulting from obligating orders (Which can be canceled pursuant to the conditions of the contract with the distributor/client) for its products (in millions of dollars)22:

Period	Revenues
2019 – Q1	1.3
2019 – Q2	2
2019 – Q3	2.1
2019 – Q4	8.7
Total for 2019	14.1
Revenues for 2020	1.8
Total accumulated orders	15.9

Material agreements

InSightec is a party to a number of substantial agreements that are outside of the normal scope of business and were valid in the period described in this report, or affected its activities in this period:

Shareholders agreement

The Company, KDT, GE, MediTech Advisors LLC, York, Shanghai GEOC Hengtong Investment Limited Partnership, Mr. Ferré, Focused Holdings LP, InSightec, and a number of additional shareholders are a party to a shareholder agreement, as amended from time to time, establishing the relationship between the parties and their rights.

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

[22]	It should be noted that the data regarding accumulated InSightec orders are not reviewed by InSightec’s inspecting CPA. Furthermore, these orders depend on InSightec aprocuring appropriate regulatory approvals for the client, and should InSightec fail to receive these approvals, the order won’t be supplied.

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

Insightec goals for the current year’s (2019) activities:

●	Development of the business markets with a stress on brain systems and continued sales growth.

●	Investment of resources and acceleration of insurance coverage in the USA.

●	Continued research and development to expand the research in the field of brain systems and prostate research.

Gamida Cell Ltd.

Holdings in Gamida’s shares

Starting from October 26, 2018, Gamida’s shares are traded on the NASDAQ (Nasdaq: GMDA) and as of the date of the report’s publication, we indirectly hold, through Elbit Medical, approximately 11% of the outstanding share capital (8% on a fully diluted basis).

Gamida’s Business Overview

Gamida is a clinical-stage biopharmaceutical company committed to developing advanced cell therapies with the potential to cure cancer and rare, serious hematologic diseases. While cell therapies have the potential to address a variety of diseases, they are limited by availability of donor cells, matching a donor to the patient, and the decline in donor cell functionality when expanding the cells to achieve a therapeutic dose. Gamida have leveraged our nicotinamide-based, or NAM-based, cell expansion technology to develop a pipeline of products designed to address the limitations of cell therapies. Gamida’s proprietary technology is designed to allow for the proliferation of donor cells while maintaining the cells’ functional therapeutic characteristics, which, if approved, will provide a treatment alternative for patients.

Gamida’s most advanced product candidate, NiCord, is an investigational advanced cell therapy based on NAM-expanded cord blood designed to enhance and expand the life-saving benefits of hematopoietic stem cell (bone marrow) transplant, or HSCT. Gamida is currently enrolling patients in a pivotal Phase 3 clinical trial in approximately 120 patients with various hematologic malignancies, including high risk leukemias such as acute myeloid leukemia, or AML, acute lymphocytic leukemia, or ALL, chronic myeloid leukemia, or CML, myelodysplastic syndrome, or MDS and lymphomas. Gamida anticipate reporting top-line data from this trial in the first half of 2020. In Gamida’s Phase 1/2 clinical trials, patients who were transplanted with NiCord achieved rapid engraftment and immune reconstitution, which are key indicators of clinical benefits. Data from the Phase 1/2 clinical study were published in the Journal of Clinical Oncology in December 2018. Based on the results of Gamida’s Phase 1/2 clinical trials, Gamida received Breakthrough Therapy Designation for NiCord in the United States from the U.S. Food and Drug Administration, or the FDA. Furthermore, Gamida received orphan drug designation from both the FDA and the European Medicines Agency, or the EMA.

Gamida also developing NiCord for the treatment of other rare, life-threatening hematologic diseases, including severe aplastic anemia, a bone marrow failure disease, which is currently being investigated in a Phase 1/2 trial sponsored by the National Institutes of Health, or NIH. In addition, Gamida applied its NAM-based cell expansion technology to natural killer, or NK, cells, to develop Gamida’s product candidate, NAM-NK, an innate immunotherapy for the treatment of hematologic and solid tumors, now being evaluated in a Phase 1 investigator-sponsored trial for the treatment of relapsed or refractory non-Hodgkin lymphoma, or NHL, and multiple myeloma, or MM.

Cell therapies involve the delivery of human cells to replace or repair damaged tissue or cells in order to treat a variety of cancers and other diseases. Hematopoietic stem cell transplantation with donor cells, or allogeneic HSCT, also called bone marrow transplantation, is the most frequently used cell therapy and is used to treat a variety of hematologic malignancies and other serious conditions. HSCT involves reconstituting a patient’s bone marrow from a seed population of stem cells obtained from a donor whose blood-forming and immune-system-forming cells are both cancer-free and effective at carrying out their functions.

There are multiple sources of donor cells. The best source for donor cells is a sibling who is a matched related donor, or MRD, but the chances of having a sibling match in the United States are only 25% to 30%. The majority of patients rely on alternate sources of donor cells, including matched unrelated donor, or MUD, haploidentical, or “half-matched” donors, and umbilical cord blood. However, due to disease progression and other complications during the time needed to find a suitable donor, more than 40% of all patients who are candidates for HSCT do not receive a transplant.

Notwithstanding the various potential sources of donor cells, HSCT is subject to a number of significant limitations, including: (i) delays in finding a suitable match, during which disease progression may make patients ineligible for transplant; (ii) an insufficient number or delayed engraftment of donor cells, leaving patients without a functioning immune system and leading to potentially life-threatening immune deficiency following transplant; and (iii) a lack of long-term compatibility between the donor cells and the patient’s own cells, resulting in potentially fatal graft versus host disease, or GvHD.

Umbilical cord blood offers promise as a readily available source of stem cells for patients who need HSCT and do not have a MRD source. It is easier to find a match when using stem cells derived from cord blood, since a full match is not required for a successful transplant using cord blood. This broadens the pool of potential donors and shortens the process of finding a suitable match. However, on average, a typical cord blood graft contains approximately one-tenth the number of stem and progenitor cells compared to stem cell grafts from adult bone marrow or peripheral blood donors. This lower number of cells may delay engraftment of the donor cells and reconstitution of the immune system. This, in turn, increases both time in the hospital and the likelihood that a patient might contract a life-threatening infection.

NiCord, Gamida’s lead product candidate, is designed to address the limitations of HSCT and cord blood as a source of donor cells. NiCord is composed of cord blood that has been manufactured using Gamida’s proprietary NAM-based cell expansion technology, which increases engraftment efficiency in HSCT and enables rapid engraftment and immune system reconstitution. This reduces the risk of infections and other complications after transplant. In addition, the donor T cells in cord blood are naïve, meaning that they have not matured and may more readily adapt to the recipient. This results in greater immunologic compatibility, or the matching of the donor cells with the recipient’s cells, reducing the frequency and severity of GvHD, a medical complication following the receipt of transplanted tissue from a genetically different person, when compared to HSCT with a MUD. In light of these advantages, NiCord, if approved, may serve as a universal, readily-available, reliable and effective alternative to existing sources of donor cells for HSCT.

NiCord has the potential to be a universal stem cell graft in two broad patient groups: (i) patients with high-risk leukemias and lymphomas who require HSCTs but who lack access to genetically matched donors; and (ii) patients with severe hematologic disorders such as severe aplastic anemia. In the first patient population, Gamida is currently enrolling an international, multicenter, randomized, pivotal Phase 3 clinical trial with top-line data expected in the first half of 2020. In Gamida’s company-sponsored, Phase 1/2 clinical trial in hematologic malignancies, NiCord was observed to help patients achieve rapid neutrophil and platelet engraftment. Neutrophil engraftment is defined as achieving a minimum neutrophil count of at least 0.5 x 109 per liter on three consecutive measurements on different days. Platelet engraftment is defined as achieving a platelet count of at least 20 x 109 per liter on three consecutive measurements on different days, with no platelet transfusion in the preceding seven days. Based on these promising clinical results, believe NiCord has curative potential for hematologic malignancies initially, and eventually other rare hematologic conditions such as severe aplastic anemia. In the second patient population, Gamida is currently conducting a Phase 1/2 clinical trial of NiCord sponsored by the NIH, under an Investigational New Drug, or IND, application for CordIn. In February 2019, Gamida reported preliminary data from three patients at the Transplantation and Cellular Therapy Meeting, or TCT Meeting. All three patients were successfully transplanted and engrafted. These data enable the initiation of the second cohort evaluating NiCord as a stand-alone graft in patients with severe aplastic anemia. Patient enrollment in Cohort 2 is expected to begin in the first half of 2019.

Gamida also applying its technology to develop NAM-NK for innate immunotherapy of expanded natural killer, or NK, cells for application in additional cancer indications when combined with standard-of-care antibody therapies. NK cells are highly potent cytotoxic lymphoid cells that can kill tumor cells in the absence of prior sensitization by other components of the immune system. By expanding NK cells with Gamida’s NAM technology, Gamida has the potential to increase the number and functionality of therapeutic NK cells targeting tumors. When NAM-NK is combined with targeted antibodies, Gamida has shown that there is enhanced antibody-dependent cellular toxicity, or ADCC. NAM-NK is currently being evaluated in an ongoing investigator-sponsored Phase 1 clinical trial projected to enroll 24 patients with NHL and MM in combination with rituximab or elotuzumab, respectively. In February 2019, Gamida reported preliminary data at the TCT Meeting. The data from the first 14 patients demonstrated that NAM-NK was clinically active and generally well tolerated. Among the 12 patients evaluable for activity, six NHL patients, three patients achieved a complete response, one patient achieved a partial response, and two patients experienced progressive disease. Two of the patients who achieved a complete response subsequently received a bone marrow transplant. Among the six MM patients evaluable for activity, one patient achieved a complete response, two patients experienced stable disease, and three patients experienced progressive disease. Activity was observed at all three dose levels evaluated.

In addition, on February 12, 2019, Gamida Cell and Editas Medicine entered into a collaboration agreement to evaluate the potential use of Editas Medicine’s CRISPR technology to edit NAM-NK cells. The two companies will engage in joint research to evaluate unnamed targets by combining Gamida’s proprietary NAM-based cell expansion technology with Editas Medicine’s CRISPR technology. The research initiative is focused on exploring the potential to edit NAM-NK cells to further optimize their tumor-killing properties.

Investments in Gamida’s capital

Below are details regarding investments in Gamida’s capital in the last two years:

●

On October 26, 2018, Gamida completed the pricing for initial public offering of its ordinary shares in the United States and application to list 6.65 million of its ordinary shares on NASDAQ. The price set in the pricing procedure was eight (8) dollars per share, a price that reflect a post-money valuation of Gamida of approximately 215 million dollars. As part of the IPO, Gamida gave the underwriters an option to purchase up to 937,500 additional shares. The consideration for Gamida in the IPO was approximately 53 million dollars (including the consideration received from the exercise of the option to the underwriters but not including underwriters’ fees and other expenses in connection with the IPO).

Gamida’s shares started trading on the NASDAQ in October 26, 2018 (Nasdaq: GMDA).

●	In July 2017, Gamida completed a round of fundraising of a scope of approximately 40 million dollars (Hereinafter in this paragraph: “The Investment”) in consideration for 4,274,363 f-1 shares. Immediately following the closing: (i) the Series F-1 Preferred Shares issued represented approximately 28.7% (21.9% on a fully-diluted basis) of Gamida’s share capital; (ii) the options to Series F-2 Preferred Shares issued represented approximately (13.1 on a fully-diluted basis) of Gamida’s share capital. The Investment was led by the Shavit Capital Fund, which was joined by Novartis and other investors, including the VMS Investment Group, IHCV, Israel Biotech Fund and the Company (hereinafter in this paragraph: “The Investors”). In return for the investment, Gamida issued preferred shares to the investors (hereinafter: “The Allocated Shares”) pursuant to a value of 120 million dollars (before the money). The portion of the company in the investment was 1.5 million dollars. In addition, options were allocated to the investors to purchase preferred shares in a quantity constituting 60% of the number of the preferred shares allocated (hereinafter in this paragraph: “The Options”). The exercise price of the options is 120% of the preferred share price paid by the investors at the time of the completion of the investment. The options are exercisable during the course of a period of up to 5 years from the date of completion of the investment. It would be prudent to state that as at this date, there is no certainty that the investors will exercise the options.

Gamida’s Products and Clinical development

NAM-Based Cell Expansion Technology

While cell-based therapies have the potential to address a variety of medical conditions, one of the key technical challenges for developing treatments with this approach is the expansion of therapeutically functional cells. In order for cell therapies to be clinically effective, there must be a sufficient quantity of therapeutically active cells for treatment, which requires the donor cells to be expanded in artificial culture conditions. While this may increase the number of cells, the functionality of those cells often diverges from the therapeutic functionality of the original donor cells. This shortcoming in the cells used for treatment can result in suboptimal clinical outcomes.

Gamida’s NAM-based epigenetic technology for expanded cell products addresses this challenge by leveraging the biochemical properties of the small molecule nicotinamide in our manufacturing process. Gamida expand the number of donor cells while maintaining their functional therapeutic characteristics through the proprietary combination of NAM, intended to maintain silencing of cell differentiation and preservation of gene expression, and particular cytokines which promote cell growth. Gamida’s optimized manufacturing process results in robust and replicable batch production, enabling the generation of standardized donor-derived cell products, potentially resulting in better clinical outcomes.

The first application of the NAM-based technology is in umbilical cord blood cells. Gamida’s lead product candidate, NiCord, contains standard umbilical cord blood-derived stem cells that are expanded to obtain a critical number of effective cells for HSCT. A typical umbilical cord sample has a relatively low number of stem and progenitor cells, which currently limits the use of cord blood in HSCT, and hence, would ideally be increased for more successful treatment purposes.

A key component of Gamida’s cell expanded product candidates is NAM, which is a naturally occurring substance that regulates multiple processes including cellular stress, cellular energy, mitochondrial functions and gene expression. Gamida had successfully demonstrated the effectiveness of NAM-based technology in cord blood expansion cultures. Gamida incubated two cultures of cord blood cells, one treated with NAM and one untreated, for three weeks with cytokines known to induce numerical expansion of cord blood cells. The NAM-treated umbilical cord blood cell cultures had 30 times more stem cells than NAM-untreated umbilical cell cultures, as measured by the abundance of stem-cell-related surface markers. Furthermore, when examining the gene expression pattern of NAM-treated proliferating cord blood stem cells, Gamida observed a high degree of resemblance with the gene expression pattern of original stem cell populations inoculated in expansion cultures. In contrast, the gene expression pattern of cells incubated for three weeks without NAM was very different than that of the original stem cells. This confirms that NAM has the ability to preserve the characteristics of the original stem cell population.

Gene expression of cord blood CD34+ cells before culturing or after three weeks of culture with or without NAM. The levels of expression of clusters of thousands of genes are represented by the density of vertical bars. Three independent samples are shown as individual rows for each condition.

In line with demonstrating the ability of Gamida’s proprietary cell expansion technology to increase the quantity while maintaining the quality of the therapeutic cells, Gamida had also been able to demonstrate that this could translate to clinical benefit. In pre-clinical models, NAM-treated cord blood cells demonstrated a 7.6-fold improved ability to establish stable grafts versus cord blood cells expanded without NAM. This resulted in a nine-fold increase in the number of engraftable cells over a cord blood unit before expansion. While test subjects receiving the same number of stem cells cultured without NAM had a low number of engrafted cells, NAM-treated stem cells exhibited a significant increase in the level of engraftment. Thus, not only do NAM-treated stem cells appear to be more stem-like, but they also retain stem cell-like functions and improve the ability to establish stable grafts.

Cord blood cells cultured with NAM result in a significantly higher number of engrafted cells in a preclinical model.

*A result is considered to be statistically significant when the probability of the result occurring by random chance, rather than from the efficacy of the treatment, is sufficiently low. The conventional method for measuring the statistical significance of a result is known as the “p-value,” which represents the probability that random chance caused the result (e.g., a p-value = 0.001 means that there is a 0.1% or less probability that the difference between the control group and the treatment group is purely due to random chance). Generally, a p-value less than 0.05 is considered statistically significant, and may be supportive of a finding of efficacy by regulatory authorities. However, regulatory authorities, including the FDA and EMA, do not rely on strict statistical significance thresholds as criteria for marketing approval and maintain the flexibility to evaluate the overall risks and benefits of a treatment.

Based on the preclinical results, Gamida advanced NiCord into the clinic. Gamida had also applied NAM-based technology for Gamida’s second product candidate, NAM-NK, and plan to explore this technology for other cells with therapeutic potential.

Allogeneic HSCT

Allogeneic hematopoietic stem cell transplantation, or HSCT, is the transplantation of hematopoietic stem cells, derived from a donor’s bone marrow, peripheral blood or standard umbilical cord blood. HSCT involves reconstituting a person’s entire blood and bone marrow from a seed population of cells. In some clinical settings, autologous HSCT may be performed, in which cells are derived from the patient and reinfused at a later date. In leukemia and other hematologic malignancies, it is more appropriate to use allogeneic HSCT obtained from a donor, which ensures that the graft does not contain the patient’s malignant cells and leverages the ability of donor cells to fight against a patient’s cancer, which is known as the “graft versus leukemia” effect.

In an HSCT procedure, a patient is treated with chemotherapy and/or radiation to destroy the residual cancerous or defective cells that reside in the bone marrow. This procedure, called myeloablation, also destroys the hematopoietic stem cells that are responsible for forming red blood cells, platelets and white blood cells. Stem cells from a donor are then infused into a patient who is now in remission, migrate and home to the bone marrow and begin to proliferate and differentiate into various types of blood cells, eventually leading to a full reconstitution of the bone marrow and immune system.

Dosing patients with stem cell graft

The intent of HSCT is to cure patients of their hematologic malignancies. As of 2016, more than 500,000 allogeneic HSCT procedures have been performed worldwide over the past 50 years with over 30,000 being performed per year, of which 8,500 are in the United States. Approximately half of such patients are cured of their hematologic malignancies. From 2006 to 2016, the number of patients receiving an allogeneic HSCT procedure increased by approximately 5% per year in the United States due to multiple factors, including an aging population and new transplant modalities. Approximately 90% of HSCT procedures performed in the United States are for patients with various hematologic malignancies.

Although the number of allogeneic HSCT procedures performed is growing and there are new modalities for the procedure, HSCT continues to have a number of limitations. There are two major areas of unmet need. First, of those who receive a transplant, there is concomitant morbidity and mortality associated with the treatment. Second, a significant number of patients who are candidates for transplant do not receive one in a timely fashion. Gamida believe that NiCord can address significant limitations.

Current Sources of Donor Cells for Allogeneic HSCT

There are multiple potential sources of donor cells for transplants. For each donor, there are various baseline requirements including age and overall health. In general, younger donors produce more and better cells for HSCT than older donors. The optimal source of donor cells is a sibling who is a MRD, but the chances of having a sibling match are only 25% to 30%. An alternate source of donor cells is a MUD, but only 30% of patients requiring a transplant have a good to intermediate probability of finding a MUD. Furthermore, it takes approximately four months on average to identify an appropriate MUD who is medically suitable and willing to donate. During this lengthy time period, there is a risk of disease recurrence. Over time, the patient may also become ineligible due to other health complications. Moreover, prolonged donor searches heighten anxiety for patients and their families. The ability to find a match through this process is particularly challenging for individuals of ethnic backgrounds that are not well represented in donor databases.

Donor matching is determined by human leukocyte antigens, or HLA, which are proteins present on most cells and inherited genetically. HLA are recognized by the immune system, and “foreign” or nonmatching HLA may be rejected. Therefore, matching of HLA between bone marrow donor and recipient is needed for a successful transplant outcome. There are rules for the minimum, or lowest, HLA match needed between a donor and recipient. In general, patients have better transplant outcomes with a closely matched donor. Research has found that a donor must match a minimum of six HLA markers. In some centers, eight markers are tested. In transplantation with a matched related donor or matched unrelated donor, there must be a six of six or eight of eight HLA match with the recipient.

If a matched donor cell source is not identified, there are two alternatives for transplant candidates: haploidentical donors and umbilical cord donors. Haploidentical, or “half-matched” donors, are only partially compatible with the recipient. Because of the immune incompatibility in a haploidentical transplant, there is a high risk of GvHD, infection and other complications. There are two types of GvHD. Acute GvHD primarily affects the skin, the liver and the gastrointestinal tract (stomach, intestines and colon). Chronic GvHD begins later after transplant and lasts longer. It can be associated with damage to the liver, joints, skin and lungs. An approach to reduce these complications is to reduce the number of immune cells by giving cyclophosphamide after the transplant. However, this treatment modality may be associated with a decreased graft versus leukemia effect resulting in a higher rate of relapse, delayed time to engraftment associated with increased risk of infections and other complications.

Alternatively, donor cells can be obtained from umbilical cord blood. There are over a million publicly available cord blood units, making this a readily available source of cells. In contrast to matched unrelated donor transplants, which require a greater degree of matching, cord blood transplantation can be performed successfully with a match of four of six, five of six, or six of six HLA. Because cord blood requires a less stringent degree of genetic matching than other graft sources, it is suitable in approximately 95% of all patients. This obviates the need to go through a prolonged search process with uncertain outcomes in order to find a donor and arrange for the collection of donor cells. Because the donor T cells in cord blood are naïve, meaning that they have not matured, they readily adapt to the recipient and are associated with a low risk of a patient developing GvHD, in particular chronic GvHD. Furthermore, transplantation with cord blood reduces the risk of potential transmission of infections from the donor.

Limitations of Allogeneic HSCT

There are three critical limitations to successful HSCT:

●	delays in finding a suitable match, during which disease progression may make patients ineligible for a transplant;

●	insufficient number or delayed engraftment of donor cells, leaving patients without a functioning immune system and leading to potentially life-threatening immune deficiency following transplant; and

●	lack of long-term compatibility between the donor cells and the patient’s own cells, resulting in potentially fatal GvHD.

NiCord is Designed to Address the Limitations of HSCT

NiCord is an investigational advanced cell therapy designed to enhance and expand the life-saving benefits of hematopoietic stem cell (bone marrow) transplant. NiCord utilizes the NAM-based cell expansion technology, to expand the number of donor cord blood stem cells while maintaining the cells’ functional therapeutic characteristics.

NiCord consists of two fractions of a unit of cord blood separated based on the expression of a marker on the surface of individual cells known as CD133. A cell’s CD133 status reflects its “stem cell” properties. Those cells that express CD133 represent a pool of stem or progenitor cells, cells that are capable of generating blood cells that can differentiate into a variety of cell subtypes. The CD133-positive stem or progenitor cells are also capable of reproducing themselves. Once Gamida had isolated cells bearing this marker, we then culture them using Gamida’s proprietary technology to expand their number while maintaining their regenerative properties. After approximately three weeks, Gamida harvest and cryopreserve these cultured cells.

Those cells that do not express CD133 represent other types of more mature, differentiated cells, including essential components of the immune system such as T cells. These mature cells cannot engraft but can provide immunological support until T cells derived from the stem cell graft recover. Gamida cryopreserve the CD133-negative cells at the outset of manufacturing and retain them for use as the second component of NiCord.

The NiCord production process

The cryopreserved NiCord product is shipped cryogenically to transplant centers where both components are thawed and infused to patients on the day of transplantation. The thawing process occurs in a closed system and can also be performed at the patient’s bedside for ease of administration. Gamida’s cryopreserved product resulted in engraftment results similar to those obtained with non-cryopreserved product in the pilot study at Duke University.

NiCord is designed to address the limitations of the current standard of care for HSCT. The NAM-expanded portion is designed to provide a therapeutically effective dose of stem cells to drive rapid engraftment, reconstitution of the entire immune system and long-term graft survival while the CD133-negative portion provides an immediate immune system benefit by supplying T cells.

●	NiCord is a universal stem cell graft, intended to reduce problems with donor matching. If approved, this will provide a pharmaceutical grade option for the patients who have lengthy searches to find a suitable match and the 40% of patients who are candidates for HSCT and never receive one.

●	NiCord is designed to deliver a therapeutic dose of stem cells which leads to rapid engraftment and immune reconstitution.

●	NiCord provides a compatible graft, observed to reduce morbidities including GvHD and infections.

Given these characteristics, NiCord may serve as a reliable alternative to existing sources of donor cells as well as expand the transplant market for those who are unable to find a match.

NiCord for HSCT and Hematologic Malignancies

NiCord is in an international, multicenter, randomized, pivotal Phase 3 clinical trial in 120 patients for the treatment of hematologic malignancies. Gamida anticipate reporting top-line data from this trial in the first half of 2020. In Gamida’s completed Phase 1/2 clinical trials, patients who were transplanted with NiCord achieved rapid engraftment and immune reconstitution, which are key indicators of clinical benefits. Based on these results, Gamida received Breakthrough Therapy Designation from the FDA for NiCord. In addition, Gamida received orphan drug designation from both the FDA and the EMA.

Hematologic Malignancies

Hematologic malignancies are characterized by an abnormal and excessive proliferation of malignant blood cells that replace normal blood cells in the bone marrow and the circulation. In some patients, these cancerous cells proliferate rapidly, requiring urgent treatment. Patients are initially treated with chemotherapy in order to destroy the malignant cells in a rapid manner. However, in most patients, remission is temporary and the disease will return after initial treatment. One of the most effective treatment options for these patients is HSCT, where the blood forming cells in the patient are destroyed using chemotherapy, radiation or a combination of both. These patients then receive new bone marrow stem cells from a healthy donor.

NiCord: Phase 1/2 Clinical Trial Results

After an initial safety evaluation of NiCord in a pilot study at Duke University, an international, multi-center open-label study was conducted. The results of this single-arm Phase 1/2 trial of NiCord were published in the Journal of Clinical Oncology on December 4, 2018. The study enrolled 36 adolescent and adult patients with hematologic malignancies who did not have a suitably matched donor. All patients in the trial had been previously treated for various hematologic malignancies, including ALL, AML, MDS, CML and lymphoma. These patients were deemed to be in remission and at high risk of subsequent relapse.

The main objective of the study was to evaluate the safety and efficacy of NiCord treatment in patients with hematologic malignancies following myeloablative conditioning therapy. Myeloablative conditioning therapy is a combination of chemotherapy agents, and in some cases radiotherapy, that is expected to produce low blood counts and is administered in order to reduce the tumor burden, suppress the patient’s immune system, and allow engraftment of donor stem cells. The study compared outcomes against a group of historic controls that were identified from data collected by the Center for International Blood and Marrow Transplant Research, or CIBMTR, which tracks all allogeneic transplants conducted in the United States. From the CIBMTR database, we identified 146 age and disease matched patients who received standard cord blood transplants and served as historic controls.

In this study, NiCord was administered via central venous catheter after thawing and reconstitution of the two infusion bags, the first containing the NiCord-cultured fraction and the second the noncultured fraction. The NiCord-cultured fraction contains at least 8.0 x 108 total nucleated cells, or TNC, while the noncultured fraction contains at least 4.0 x 108 TNC. The final volume of the NiCord-cultured fraction is 100 milliliters and the final volume of the noncultured fraction is 50 milliliters.

The study’s primary endpoint was time to neutrophil engraftment and was met based on recovery of neutrophils. Patients treated with NiCord recovered their neutrophils (500 cells per microliter) with a median recovery of 11.5 days after transplantation, which is significantly shorter than the 21 days observed in the historic controls (p<0.001). Platelet counts recovered within a median time period of 34 days in the NiCord treated patients, compared to 46 days in the historic controls (p<0.001). For both neutrophils and platelets, the percentage of patients who achieved engraftment was higher than in the historic controls. The age-adjusted cumulative incidence of neutrophil engraftment at 42 days following transplantation was 94% for NiCord recipients and 85% for the CIBMTR comparator cohort.

Neutrophils are infection-fighting white blood cells circulating in healthy individuals. A minimum neutrophil count, or ANC, of 0.5 x 109 cells per liter is necessary to prevent life-threatening infections. In all NiCord clinical trials, neutrophil engraftment is defined as achieving an ANC > 0.5 x 109 per liter on three consecutive measurements on different days. The day of neutrophil engraftment is designated as the first of the three consecutive measurements and must occur on or before 42 days post-transplant.

Platelets are required for normal blood clotting. Low platelet counts are associated with life-threatening hemorrhage. Platelet counts of >20 x 109 per liter are the minimum needed for the prevention of serious bleeding. Patients who have platelet counts lower than 20 x 109 per liter are usually given platelet transfusions in order to maintain their blood clotting function. In all NiCord clinical trials, platelet engraftment is defined as achieving a platelet count >20 x 109 per liter on three consecutive measurements on different days, with no platelet transfusions in the preceding seven days. The first day of the three measurements is designated the day of platelet engraftment.

Additional endpoints included rates of acute GvHD, chronic GvHD, infections, hospitalization and overall survival. In the Phase 1/2 trial of NiCord, rates of high grade acute GvHD were 11% in patients treated with NiCord and 27% in the CIBMTR cohort (p=0.09 by Fine-Gray analysis). For chronic GVHD, the cumulative incidence of all grades (including mild, moderate, and severe) was 40% for NiCord recipients and 30% for the CIBMTR comparator cohort (p = 0.1 by Fine-Gray analysis). Rates of the most clinically serious grades of chronic GVHD, moderate and severe, were 10% in both the NiCord and CIBMTR groups. The two-year estimates of disease-free survival, or DFS, were 43% in the NiCord group and 45% in the CIBMTR group, while overall survival rates, or OS, were 48% and 51%, respectively; neither DFS or OS were significantly different between the two groups. Other serious adverse events attributed to NiCord were hypertension (3%), infusion reaction (3%), thrombocytopenia, or low platelets (3%), and transaminitis, or elevated liver enzymes (3%). Of the 16 patients who died, eight deaths (50%) were attributed to relapsed disease, five (31%) to infection, two (13%) to GvHD, and one (6%) to organ failure.

The clinical impact associated with rapid engraftment was assessed in 18 patients treated with NiCord at Duke University. The patients who received NiCord had a decreased frequency of infections compared to 86 patients who received a standard cord blood transplant at the same institution. In particular, serious, Grade 2 and Grade 3 infections were significantly reduced (p<0.01).

NiCord treated patients have significantly lower rates of serious infections than standard cord blood controls.

The speed and robustness of the immune system reconstitution also likely contributed to an observed reduction of 20 days in the number of days, post-transplant, that patients were hospitalized when compared to the length of hospital stays for similar patients treated with standard cord blood also at Duke University.

Patients with hematologic malignancies treated with NiCord had significantly fewer days of hospitalization than comparable patients receiving standard umbilical cord blood.

NiCord: Ongoing Phase 3 Clinical Trial for Hematologic Malignancies

Based on the results of Gamida’s Phase 1/2 trials, Gamida received Breakthrough Therapy Designation from the FDA for NiCord; and currently enrolling an international, multicenter, randomized, pivotal Phase 3 clinical trial of transplantation of NiCord versus transplantation of one or two standard cord blood units in approximately 120 patients with ALL, AML, MDS, CML or lymphoma. Gamida is conducting the Phase 3 clinical trial with the same eligibility criteria and endpoints as our Phase 1/2 trials to confirm the superiority of using NiCord in HSCT over standard cord blood. All patients enrolled in this trial are candidates for allogeneic HSCT who do not have a suitable matched donor. The primary endpoint of this trial is time to neutrophil engraftment. Gamida anticipate completing patient enrollment by the end of 2019, and reporting topline data from this trial in the first half of 2020. Additional endpoints include platelet engraftment, and rates of acute and chronic GvHD, infections, hospitalization and overall survival.

Ongoing Phase 3 trial of NiCord for HSCT in patients with hematologic malignancies.

NiCord: Health Economic Implications

The potential clinical advantages of NiCord could lead to societal benefits such as enabling patients to return to work, spend time with loved ones and enjoy improved quality of life. NiCord may also reduce the costs to the healthcare system versus standard cord HSCT due to potentially shortened isolation and intensive care hospital stays, reduced re-admission rates and decreased severity and rates of infections and GvHD. In the ongoing Phase 3 clinical trial, Gamida is collecting data to assess these endpoints. In parallel, Gamida is conducting a “real world” outcomes data study that is a prospective observational study designed to capture clinical and economic endpoints for haploidentical, mismatched unrelated, and matched unrelated transplant. The data Gamida collect from these efforts will inform a Health Economics Outcomes Research study that will be used to inform pricing and reimbursement.

Gamida expect private payers to cover NiCord, and plan to apply for an add-on reimbursement code for NiCord in HSCT under private insurance. Gamida also plan to pursue reimbursement for NiCord under the NTAP program. NTAP provides Medicare and Medicaid beneficiaries timely access to breakthrough therapies that, absent any additional payments, would be inadequately covered under the existing Diagnosis Related Group payment system. Notably, two companies who are commercializing advanced cell therapy products for the treatment of hematologic malignancies – Gilead (Yescarta) and Novartis (Kymriah) – recently received NTAP status.

NiCord for the Treatment of Other Hematologic Disorders

In addition to hematologic malignancies, Gamida is pursuing the development of NiCord for the treatment of bone marrow failure disorders. The goal in treating these diseases is to replace defective bone marrow cells with cells derived from cord blood donors. NiCord is currently being evaluated in a Phase 1/2 NIH-sponsored clinical trial for the same investigational development candidate as NiCord, under an IND for the brand name CordIn. In this trial, NiCord is administered in combination with a reduced conditioning preparative protocol, which is designed to minimize toxicity, in up to 62 patients with severe aplastic anemia or hypoplastic myelodysplastic syndrome, another bone marrow failure disease. This research protocol is designed to evaluate the safety and effectiveness of transplantation with CordIn to overcome the high incidence of graft rejection associated with standard cord blood HSCT in severe aplastic anemia patients, where graft rejection occurs in up to 50% of subjects. In February 2019, Gamida reported preliminary data from the first cohort of patients. In this initial cohort of three patients, all successfully underwent a stem cell transplant consisting of NiCord plus a haploidentical stem cell graft. The rapid engraftment, sustained hematopoiesis and accelerated immune recovery observed in these patients enable the initiation of a second cohort of patients to be treated with NiCord as a stand-alone graft. Additionally, these data suggest that NiCord could potentially overcome some of the limitations of umbilical cord blood transplantation for severe aplastic anemia.

Overview of Severe Aplastic Anemia

Severe aplastic anemia is a rare disease, with an estimated incidence in the United States of 600-900 patients per year. Underlying causes include autoimmune disease, certain medications or toxic substances, and inherited conditions. However, the cause is unknown in approximately half of all cases of severe aplastic anemia. The disease is characterized by stem cells in the bone marrow that are damaged and unable to produce enough new blood cells. This leads to extremely low blood cell counts and platelet levels, and often requires patients to be immediately hospitalized for treatment.

Allogeneic HSCT is the treatment of choice for patients with severe aplastic anemia who have an available matched sibling donor. Among the 2,471 patients with severe aplastic anemia receiving HSCT with a matched sibling donor between 2005 and 2015, the three-year probability of survival was 91% for those younger than 18 years, and 78% for patients 18 years of age or older. Among the 1,751 recipients of HSCT with a MUD during the same period, the probabilities of survival were 78% and 68% for severe aplastic anemia patients under 18 years and greater than or equal to18 years, respectively. Unfortunately, because of the severity of the disease, some patients cannot wait to find an ideal match and use haploidentical matches that have a lower survival rate. Among those who are able to find a matched donor in a timely manner, the survival rates are very good. We believe NiCord may be able to provide a treatment option for those patients who are unable to locate such a donor in time.

NAM-NK: Our Immuno-Oncology Product Candidate

NAM-NK is our cell therapy product candidate generated by the expansion of NK cells using the NAM-based technology platform. NAM-NK addresses a key limitation in the therapeutic potential of NK cells by increasing the cytotoxicity and in vivo retention and proliferation in the bone marrow and lymphoid organs of NK cells expanded in culture conditions. NAM-NK is currently in an investigator-sponsored Phase 1 trial for the treatment of MM and NHL. Gamida believe that NAM-NK may have broad potential in both hematologic and solid tumors.

Limitations of Therapeutic Antibodies in Cancer Treatment

NHL is the most common malignancy of B cells. An estimated 74,680 new cases of NHL were diagnosed in the United States in 2018. The five-year survival rate for those with NHL is approximately 70%. The combination of an antibody such as rituximab and chemotherapy is the standard of care for patients with NHL. However, many patients develop resistance to rituximab, and when used as monotherapy, only 15% of patients respond. One mechanism that contributes to this resistance is the inability of patient or autologous NK cells to locate and kill tumor cells that rituximab has bound to. Treatment with donor-derived NK cells may overcome this resistance.

MM is a hematologic malignancy characterized by the proliferation of monoclonal plasma cells in the bone marrow. It is more common in elderly patients, with a median age at diagnosis of 65 to 74 years. The National Cancer Institute estimated that there were approximately 30,770 new cases of myeloma diagnosed in the United States in 2018. The preferred treatment for myeloma is an autologous stem cell transplant, but due to other pre-existing conditions, not all patients are eligible for this. These, and the majority of patients who relapse following initial treatment, are then treated with various chemotherapy and antibody-based therapies that have significant anti-cancer activity when used in combination. However, there is still a large unmet clinical need as the five-year survival rate for patients with myeloma is approximately 50%.

NK Cells: Broad Anti-Cancer Potential

Extensive research efforts are ongoing to generate cellular products for the treatment of cancer patients. There is much interest in the field in the potential of NK cells because they have potent anti-tumor properties. In contrast to other immune cell therapies, NK cells can be used independently from genetic matching, potentially enabling NK cells to serve as a universal donor-based therapy when combined with certain antibodies.

NK cells’ tumor killing activity is greatly enhanced by antibodies that recognize tumor cells, which trigger antibody-dependent cellular toxicity, or ADCC. In ADCC, the binding of an antibody to a cell marks it for destruction by NK cells. A number of antibody products have been approved by the FDA as therapeutics in oncology, each of which has limited efficacy as monotherapy. The effectiveness of these antibodies can potentially be enhanced through co-administration with NK cells. A key limitation in the application of NK cells in cell therapy has been the traditionally challenging task of generating sufficient numbers of highly functional NK cells in culture.

Gamida’s Solution: NAM-NK

Gamida has developed NAM-NK, a cell therapy product candidate generated by expansion of NK cells using our NAM-based technology. Gamida believe that NAM-NK has potential application in boosting the innate immune response to cancer. Functional studies have shown that Gamida’s NAM-NK cells expanded in culture with our NAM technology and the cytokine IL-15 display increased tumor killing activity over NK cells expanded with IL-15 but without NAM. Gamida’s pre-clinical studies have demonstrated the potential of NAM-NK product to eradicate tumor cells to increase survival rates.

Further, Gamida has demonstrated that NAM-NK cells can kill B cell lymphoma in culture. The efficacy of this killing is further enhanced by the addition of rituximab, which drives ADCC. In a cell lysis experiment, NAM-NK cell-dependent killing of B cells was enhanced by rituximab. No killing was obtained in the groups treated with rituximab and without NK cells.

Rituximab enhanced lysis of lymphoma by NAM-NK

An investigator-sponsored Phase 1 trial of NAM-NK cells in up to 24 patients with NHL or MM was initiated in 2017 at the University of Minnesota. These patients have relapsed or refractory NHL or MM, meaning that their disease has come back after standard therapy and/or they are not responding to standard therapy for their disease. In combination with NAM-NK cells, these patients also receive therapeutic antibodies, which, in the case of NHL, includes rituximab and in the case of MM, includes elotuzumab. In February 2019, Gamida reported preliminary data at the TCT Meeting. The data reported from the first 14 patients demonstrated that NAM-NK was highly active and generally well tolerated. Among the six NHL patients evaluable for activity, three patients achieved a complete response, one patient achieved a partial response, and two patients experienced progressive disease. Two of the patients who achieved a complete response subsequently received a bone marrow transplant. Among the six MM patients evaluable for activity, one patient achieved a complete response, two patients experienced stable disease, and three patients experienced progressive disease. Activity was observed at all three dose levels evaluated. All 14 patients were evaluable for safety, and data from these patients showed that NAM-NK was generally well tolerated, with no GvHD, no tumor lysis syndrome and no neurotoxicity syndrome observed. Grade 3 (n = 3) and Grade 4 (n = 1) hematologic adverse events were observed. Non-hematologic adverse events were mostly Grade 1 and Grade 2. There was one case of Grade 3 cytokine release syndrome and one death due to sepsis. Based on these data, the Gamida expects to initiate a multicenter Phase 1/2 clinical trial of NAM-NK in 2020.

Phase 1 trial of NAM-NK in patients with MM or NHL

The results of this study will also provide the basis for potential exploration in solid tumors.

NiCord for the Treatment of Non-Malignant Disorders

NiCord has also been tested in patients with sickle cell disease, or SCD, for which HSCT is currently the only clinically established cure. In Phase 1/2 clinical trials, 14 patients with SCD were treated with a standard unit of cord blood followed by NiCord, administered via central venous catheter after thawing and reconstitution of the infusion bags. The standard cord blood unit was infused first, with the dose consisting of the entire unit, or one infusion bag. The NiCord infusion consisted of two infusion bags, the first containing the NiCord cultured fraction and the second, the non-cultured fraction. The NiCord-cultured fraction contained at least 8.0 x 10 8  TNC, while the non-cultured fraction contained at least 4.0 x 10 8  TNC. The final volume of the NiCord-cultured fraction was 100 milliliters and the final volume of the non-cultured fraction was 50 milliliters. All patients initially engrafted at a median of seven days. Twelve patients had long-term engraftment and were disease free after 22 months. Two of the patients died, one due to chronic GvHD and the other due to secondary graft failure. There were no other serious adverse events attributed to NiCord in patients with SCD. These results are favorable when compared to those from a study of 29 patients with SCD who underwent HSCT with cells from an MUD donor. In that study, 27 of the patients had neutrophil engraftment, and the median time to engraftment was 12 days. There were eight deaths, seven due to GvHD and one due to graft rejection; 19 of 29 were disease-free at two years. The SCD trial is currently closed to further enrollment, and data will be analyzed when patient follow-up is completed in the second half of 2019.

Gamida believe that NiCord has potential to replace other allogeneic HSCT procedures in other hematologic diseases and some metabolic disorders. The following table illustrates the annual incidence of certain non-malignant diseases in the United States, according to the U.S. National Marrow Donor Program.

Material agreements

The Lonza Agreement

Gamida’s product candidates are currently manufactured at Gamida’s Jerusalem, Israel facility and in the United States by Lonza Walkersville, Inc., or Lonza US, using a scalable self-assembly process with well-defined unit operations. This highly specialized and precisely controlled manufacturing process enables Gamida and Lonza to manufacture product candidates reproducibly and efficiently for clinical and commercial applications. Gamida currently rely on Lonza US, to conduct a material portion of Gamida’s product manufacturing for NiCord and CordIn and intend to do so at Lonza US or a Lonza affiliate, at least until Gamida’s manufacturing facility is expected to be completed.

In February 2016, and as amended, Gamida entered into a Manufacturing Services Agreement, or the Manufacturing Agreement, with Lonza US for the production of products containing human cells intended for therapeutic use in humans. Under the terms of the Manufacturing Agreement, Lonza US manufactures, packages, ships, and handles quality assurance and control products, based on statements of work, which Gamida submit with respect to each development of a process or product and as may be further be amended by change orders. Each statement of work describes the activities to be performed by the parties and is subject to the terms of the Manufacturing Agreement unless the parties have agreed otherwise. In February 2016, Gamida signed a statement of work for technology transfer and clinical manufacturing of Nicord and CordIn for a period ended December 2018. In February 2019, the SOW was extended and is effective until November 30, 2019.

The term of the Manufacturing Agreement is five years, unless terminated earlier pursuant to its terms. The Manufacturing Agreement may be terminated in the event of an uncured material breach by one of the parties. In addition, the Manufacturing Agreement or any statement of work thereunder may be terminated by Gamida by providing six months prior written notice or by Lonza US by providing 12 months prior written notice. In addition, the Manufacturing Agreement may be terminated if either NiCord or Cordin, which are being produced thereunder, has been or will be suspended or terminated by the FDA due to the failure of the product candidate, by providing two months prior written notice. Further, the Manufacturing Agreement may be terminated by either party upon notice in the event of dissolution, termination of existence, liquidation or business failure of the other party, the uncured appointment of a custodian or receiver to the other party or un-dismissed institution of insolvency, reorganization or bankruptcy proceedings.

As of the date of December 31, 2018, Gamida have paid Lonza an aggregate of approximately $11.7 million pursuant to the Manufacturing Agreement.

The Kiryat Gat Premises Lease Agreement

In December 2017, Gamida entered into a lease agreement for an approximately 52,000 square foot facility in Kiryat Gat, Israel, where Gamida intend to build a commercial-grade cGMP manufacturing. The lease agreement is for a 10 year period and includes an option to extend it for an additional 5 years.

The Jerusalem Lease Agreement

Gamida’s principal executive offices are located at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340, Israel, where Gamida lease an approximately 1,300 square foot facility. This facility houses Gamida’s administrative headquarters, research and development laboratories and pilot manufacturing facility.

Gamida’s strategy

Gamida’s goal is to deliver curative cell therapies to patients with serious and life-threatening medical conditions. The key strategies to achieve Gamida’s goal are the following:

●	Complete Phase 3 clinical development and obtain regulatory approval for NiCord in hematologic malignancies. Gamida has initiated an international, multicenter, randomized, pivotal Phase 3 clinical trial comparing transplantation with NiCord versus standard cord blood in approximately 120 patients with various hematological malignancies, including acute lymphocytic leukemia, or ALL, acute myeloid leukemia, or AML, myelodysplastic syndrome, or MDS, chronic myeloid leukemia, or CML, and lymphoma. In this Gamida is evaluating time to neutrophil engraftment as the primary endpoint. Gamida expect to report topline data in the first half of 2020. Assuming positive results from the Phase 3 clinical trial, Gamida plan to seek regulatory approval for NiCord in the United States, the European Union and other geographies.

●	Advance NiCord for the treatment of severe aplastic anemia in an ongoing Phase 1/2 clinical trial. In addition to hematologic malignancies, Gamida is pursuing NiCord in severe aplastic anemia. NiCord is currently being evaluated in a NIH-sponsored, Phase 1/2 clinical trial in patients with severe aplastic anemia under an IND for the brand name CordIn. In February 2019, Gamida reported preliminary data from the first cohort of patients. In this initial cohort of three patients, all successfully underwent a stem cell transplant consisting of NiCord plus a haploidentical stem cell graft. The rapid engraftment, sustained hematopoiesis and accelerated immune recovery observed in these patients enable the initiation of a second cohort of patients to be treated with NiCord as a stand-alone graft. Beyond this disease there are a multitude of rare, life threatening conditions in which NiCord has curative potential.

●	Investigate the potential of NAM-NK in conjunction with therapeutic antibodies in additional cancer indications. Gamida has applied its NAM-based technology platform for expanded cell products to develop a second product candidate, NAM-NK, which has potential application in boosting the innate immune response to cancer. NAM-NK is currently being evaluated in an investigator-sponsored, Phase 1 clinical trial in patients with NHL or MM, in combination with rituximab or elotuzumab, respectively. In February 2019, Gamida reported preliminary data at the TCT Meeting. The data from the first 14 patients demonstrated that NAM-NK was highly active and generally well tolerated. Among the 12 patients evaluable for activity, six NHL patients, three patients achieved a complete response, one patient achieved a partial response, and two patients experienced progressive disease. Two of the patients who achieved a complete response subsequently received a bone marrow transplant. Among the six MM patients evaluable for activity, one patient achieved a complete response, two patients experienced stable disease, and three patients experienced progressive disease. Activity was observed at all three dose levels evaluated. Based on these data, Gamida expects to initiate a multicenter Phase 1/2 clinical trial of NAM-NK in 2020.

●	Maximize commercial value of our product candidates. If NiCord is approved for stem cell transplantation, Gamida intend to independently pursue the commercialization of NiCord in the United States, where Gamida plan to build a sales force focused on the approximately 200 domestic stem cell transplant centers. Outside of the United States, Gamida may pursue the approval and commercialization of NiCord in collaboration with strategic partners, particularly in Europe, Japan, Taiwan, Korea and other geographies which are more effectively managed by companies with local expertise.

●	Centralize manufacturing capabilities to deliver a pharmaceutical grade product to meet commercial demand. Gamida has devoted significant resources to optimizing and standardizing process development and manufacturing, which are key components to successfully delivering cell therapies. Gamida has limited in-house GMP manufacturing capabilities and we are working to build additional manufacturing infrastructure at an identified site to diversify production of NiCord and in preparation for commercialization. Gamida’s cryopreservation capabilities enable Gamida to deliver Gamida’s cell therapies globally, ready for infusion. Gamida believe that these efforts will lead to an efficient production cycle and improved access for patients seeking suitable donor solutions. Gamida goal is to carefully manage our fixed cost structure, maximize efficiency and scale, and reduce the cost of manufacturing its products.

●	Demonstrate NiCord’s value through Health Economics Outcomes Research. Gamida believe that a favorable outcome of its ongoing Health Economics Outcomes Research analysis will inform price, reimbursement and adoption. Additionally, Gamida is developing a reimbursement strategy modeled upon recently approved cell therapies in oncology through the New Technology Add-on Payment program.

●	Expand its pipeline of cell therapy product candidates by leveraging its cell expansion technology. Gamida plan to continue to leverage its platform technology in the effort to discover additional product candidates and expand into new therapeutic areas, to address the significant unmet needs of patients with serious medical conditions. Gamida believe its technology can be applied to other cells with therapeutic potential. To accomplish this, Gamida plan to continue to invest in its research and development activities.

Plots in India

Joint Venture with PC in respect of Plots in India

Our plots in India are owned by our subsidiary, Elbit Plaza India Real Estate Holdings Limited (“EPI”). EPI is held 47.5% directly by us and 47.5% by our subsidiary PC (the remaining 5% are held by the Company’s former Executive Vice Chairman (VC) of the Board). EPI holds two plots in India (in Bangalore and Chennai).

Business concept and strategy

Our business concept and strategy in respect of our Bangalore, India project and the Chennai, India project is to transfer our proprietary interests in the plots to third parties.

For information regarding our plot in Bangalore, India, See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a Plot in Bangalore, India”.

For information regarding our plot in Chennai, India, See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Joint Development Agreement and Term Sheet with respect to our Plot in Chennai, India”.

Information in respect of the Kochi project

For information regarding the agreement to sale our land in Kochi, India, See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a land located in Kochi, India”.

Revenues classified by business segments

The following table sets forth our breakdown of revenue by business segments for each of the last three years (in NIS thousands):

	2018	2017	2016	Convenience Translation in U.S. Dollars for 2018

Medical Companies*	136,810	117,488	96,333	36,502
Plots in India	-	-	-	-
Other and Allocations*	(136,810)	(117,488)	(96,333)	(36, 502)
Total	-	-	-	-

* ‘Other and Allocations’ includes equity method adjustments to eliminate revenues of our equity method investments that are reviewed on a full basis. See Note 18 to our consolidated financial statements.

InSightec

Most of InSightec’s revenue is derived from sale of systems to hospitals and research centers that are generally funded by public budget.

Patents and Proprietary Rights; Licenses

InSightec’s intellectual property includes ownership over 171 patents. In addition, InSightec has submitted over 70 patent applications, which remain pending and in process. InSightec has registered trademarks for “ExAblate” and “InSightec” in the United States, European Union, Canada and Israel as well as “INSIGHTEC BRINGING THERAPY INTO FOCUS & DESIGN” (Old company logo) in the United States.

As of December 31, 2018, Gamida own 40 issued patents and 15 pending patent applications worldwide, including 12 U.S. issued patents, two pending U.S. non-provisional patent applications, one pending U.S. provisional patent application and three pending PCT applications. Gamida own two issued patents in the United States and 16 issued foreign patents related to Gamida’s NiCord product candidate. The patents that Gamida own outside of the United States are granted in Australia, Canada, Europe, Hong Kong, Israel, Japan, Singapore, and South Africa. In addition, Gamida own one pending U.S. non-provisional patent application, one pending U.S. provisional patent application and two pending PCT applications related to our NiCord product candidate. These patents and pending patent applications contain composition-of-matter claims to Gamida’s NiCord product candidate and claims to methods of producing and methods of treatment using Gamida’s NiCord product candidate. Gamida own six issued foreign patents related to Gamida’s NAM-NK product candidate. The patents that Gamida own outside of the United States are granted in Australia, Europe, Hong Kong, Israel, and Japan. In addition, Gamida own one pending U.S. non-provisional patent application, one pending PCT application and six pending foreign patent applications related to our NAM-NK product candidate. These patents and pending patent applications contain composition-of-matter claims to Gamida’s NAM-NK product candidate and claims to methods of producing and methods of treatment using Gamida’s NAM-NK product candidate. In addition, Gamida filed for and obtained trademark registration in the United States, China, Europe, Hong Kong and Israel for “NiCord”. Gamida also rely upon trade secrets, know-how and continuing technological innovation to develop, strengthen and maintain Gamida’s competitive position.

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

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While Gamida believe that its technology platform, development experience and scientific knowledge provide them with competitive advantages, Gamida face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that Gamida successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Gamida anticipate intensifying competition in the field of cell therapies as new therapies are approved and advanced technologies become available. Many of Gamida’s competitors will have substantially greater financial, technical and human resources. Competitors may also have more experience developing, obtaining approval for, and marketing novel treatments in the indications that Gamida pursuing. These factors could give Gamida’s competitors an advantage over Gamida in recruiting and retaining qualified personnel, completing clinical development, and commercializing their products. Competitors that are able to obtain FDA or other regulatory approval for their products more rapidly than Gamida can for its products may also establish a stronger market position, diminishing Gamida’s commercial opportunity. Key considerations that would impact Gamida’s capacity to effectively compete include the efficacy, safety, ease of use, as well as pricing and reimbursement of Gamida’s products.

There are several clinical-stage development programs that seek to improve human umbilical cord blood transplantation through the use of an allogeneic HSCT graft. In addition, there are clinical-stage development programs that focus on natural killer cells. Companies active in these areas include, but are not limited to:

Allogeneic HSCT Graft: Nohla Therapeutics, Inc., Magenta Therapeutics, Inc., Fate Therapeutics, Inc., ExCellThera Inc., Aldagen, Inc., a wholly-owned subsidiary of Cytomedix, Inc., Angiocrine Bioscience Inc., Medipost Co., Ltd., Kiadis Pharma NV, MolMed S.p.A., Bellicum Pharmaceuticals, Inc.; and

Natural Killer Cell product: AbbVie Inc., Affimed N.V., Innate Pharma SA, Agilent Technologies Inc., Altor Bioscience Corp., Bayer HealthCare Pharmaceuticals LLC, Bellicum Pharmaceuticals, Inc., Bristol-Myers Squibb, Celgene Corporation, Celularity Inc., Fortress Biotech, Inc., Fate Therapeutics, Inc., Genexine Inc., Sanofi Genzyme, Glycostem Therapeutics B.V., Green Cross Lab Cell Corporation, Incyte Corporation, Ivy Life Sciences, Co., Ltd., Takeda Pharmaceutical Company Limited, Miltenyi Biotec GmbH, multimmune GmbH, NantKwest, Inc., Nkarta Therapeutics, Inc., NKBio Co., Ltd., PersonGen BioTherapeutics Suzhou Co. Ltd., United Therapeutics Corporation, Y-mAbs Therapeutics, Inc., Ziopharm Oncology, Inc.

Plots in India

Our plot in Bangalore, India is relatively larger in size when compared to other plots available in its vicinity. Further, our plot is irregularly shaped and non-contiguous as there are pockets of land parcels within our plot which are owned by third parties. Our plot is in close proximity to the Varthur Lake with water drains crossing it, and is therefore subject to buffer zone requirements as per RMP-2015. Consequently, creating limitations on the development of our plot. The presence of residential developments by reputed developers near our plot exposes us to increasing residential competition in the local market.

Our residential development in Chennai faces competition from other developers who have readily available inventory for sale and have larger resources and larger market presence than us. The Chennai market has been adversely impacted due to repeated floods in the last few years and certain political uncertainty in recent months. Our plot does not have a designated access road and there are high power tension lines running adjacent to our plots which may cause significant limitations on the development of our plot.

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

An appeal was filed before the Supreme Court of India against the Order. The Supreme Court has set aside the Order thereby restoring the position as it existed before the Order was passed by NGT.

Master Plan

The local authorities in the State of Karnataka, India have proposed a revised master plan -2031 (provisional) (under the provisions of Section 9 of the Karnataka Town and Country Planning Act, 1961) (the “Act”) for Bangalore under which it is inter alia proposed to change certain regulations pertaining to zoning of the plot which if given effect might adversely affect the development prospects on the plot. The Company being aggrieved by the proposed change was entitled to and has filed the necessary objections with the concerned authorities and believes that the current zoning regulations will be maintained.

The Act does not contemplate any compensation mechanism for persons affected by changes in master plans, as the zoning is supposed to achieve the common good.

Medical Companies

InSightec

The testing, manufacture and sale of InSightec’s products are subject to regulation by numerous governmental authorities, principally the FDA, the EEC and corresponding state and foreign regulatory agencies.

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

In June 1993, directive 93/42/EEC for medical devices was adopted by the EEC. In June 1998, this directive replaced the local regulation and ensured free transfer of qualified medical equipment among member states. Medical devices that meet the established standards, receive certification represented by the symbol “CE”. There are two types of certifications that are granted: (1) general certification of a company and (2) CE certification for a specific product. InSightec decided to comply with Medical Device Directive 93/42/EEC (“MDD”) and with the international standard ISO 13485 entitled “Medical Devic–s - Quality management syste–s - requirements for regulatory purposes”. InSightec obtained a certification of compliance with the standard in May 2001, and is subject to annual audits by the European Notified Body to renew the certification in accordance with all applicable updates of the standard and the MDD.

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

Gamida

The FDA and other regulatory authorities at federal, state, and local levels, as well as in non-U.S. countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those Gamida is developing. Gamida, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which it wish to conduct studies or seek approval or licensure of Gamida’s product candidates.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices (“GLP”) regulation;

●	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

●	approval by an independent Institutional Review Board (“IRB”) or ethics committee at each clinical site before the trial is commenced;

●	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

●	preparation of and submission to the FDA of a Biologics License Application, or BLA after completion of all pivotal clinical trials;

●	satisfactory completion of an FDA Advisory Committee review, if applicable;

●	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with Good Clinical Practices, or GCP; and

●	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, Gamida must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

●	Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

●	Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

●	Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so- called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. The submission of a BLA requires payment of a substantial application user fee to FDA, unless a waiver or exemption applies.

Once a BLA has been submitted, the FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Post-Approval Requirements

Any products manufactured or distributed by Gamida pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon Gamida and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon Gamida and any third-party manufacturers that Gamida may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-approval clinical studies;

●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

●	product seizure or detention, or refusal of the FDA to permit the import or export of products; or

●	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by Gamida and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Breakthrough Therapy Designation

A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation allows more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Other Healthcare Regulations

Gamida’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose Gamida to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Gamida conduct its operations, including how Gamida research, market, sell and distribute its product candidates, if approved. Such laws include those described below.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. The term remuneration has been interpreted broadly to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all facts and circumstances. Additionally, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the PPACA, amended the intent requirement of the federal Anti-Kickback Statute, and other healthcare criminal fraud statutes, so that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute. The PPACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil and criminal false claims laws, including the federal civil False Claims Act, or FCA, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the U.S. federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged impermissible promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Additionally, the PPACA amended the intent requirement of some of these criminal statutes under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the PPACA and its implementing regulations, require some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members.

In addition, Gamida may be subject to data privacy and security regulation of both the federal government and the states in which Gamida conduct its business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities subject to the law, such as health plans, healthcare clearinghouses, and certain healthcare providers, and their business associates, defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. Among other things, HITECH created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties and HIPAA’s security standards directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Gamida may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require the registration of pharmaceutical sales representatives, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information, and/or state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Ensuring that Gamida’s internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that Gamida’s business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Gamida’s operations were found to be in violation of any of these laws or any other governmental regulations that may apply to Gamida, it may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if Gamida become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of its operations, any of which could substantially disrupt Gamida’s operations. If the physicians or other providers or entities with whom Gamida expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Coverage and Reimbursement

Gamida’s ability to successfully commercialize any products for which Gamida receive approval will depend in part on the extent to which coverage and adequate reimbursement for the procedures utilizing its products will be available to health care providers from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors determine which procedures, and the products utilized in such procedures, they will cover and establish reimbursement levels. Assuming coverage is obtained for procedures utilizing a given product, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who undergo procedures for the treatment of their conditions, and their treating physicians, generally rely on third-party payors to reimburse all or part of the costs associated with the procedures which utilize Gamida’s products. Treating physicians are unlikely to use and order Gamida’s products unless coverage is provided, and the reimbursement is adequate to cover all or a significant portion of the cost of the procedures which utilize Gamida’s products. Therefore, coverage and adequate reimbursement for procedures, which utilize new products, is critical to the acceptance of such new products. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

Government authorities and other third-party payors are developing increasingly sophisticated methods of cost containment, such as price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Increasingly, government and other third-party payors are increasingly challenging the prices charged for health care products and procedures, examining the cost effectiveness of procedures, and the products used in such procedures, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement. Further, no uniform policy requirement for coverage and reimbursement exists among third-party payors in the United States, which causes significant uncertainty related to the insurance coverage and reimbursement of newly approved products, and the procedures which may utilize such newly approved products. Therefore, coverage and reimbursement can differ significantly from payor to payor and health care provider to health care provider. As a result, the coverage determination process is often a time-consuming and costly process that requires the provision of scientific and clinical support for the use of new products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

There may be significant delays in obtaining coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA. Moreover, eligibility for coverage and reimbursement does not imply that a product, or the procedures which utilize such product, will be paid for in all cases or at a rate which the health care providers who purchase those products will find cost effective.

Healthcare Reform Measures

The United States and some non-U.S. jurisdictions are considering or have enacted a number of legislative and regulatory proposals designed to change the healthcare system. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the pharmaceutical industry in the United States has been affected by the passage of PPACA, which, among other things: imposed new fees on entities that manufacture or import certain branded prescription drugs; expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs; implemented a licensure framework for follow-on biologic products; expanded health care fraud and abuse laws; revised the methodology by which rebates owed by manufacturers to the state and federal government under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including products that are inhaled, infused, instilled, implanted or injected; imposed an additional rebate similar to an inflation penalty on new formulations of drugs; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; expanded the 340B program which caps the price at which manufacturers can sell covered outpatient pharmaceuticals to specified hospitals, clinics and community health centers; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the PPACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the PPACA will impact the PPACA.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2.0% per fiscal year, which went into effect in April 2013, and due to subsequent legislative amendments, including the BBA, will remain in effect through 2027, unless additional U.S. Congressional action is taken. In addition, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional changes that may affect Gamida’s business include new quality and payment programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, which will be fully implemented in 2019.

In addition, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of prescription drugs under Medicare and reform government program reimbursement methodologies for pharmaceutical products. The Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a blueprint to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. In addition, individual states in the United States have become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of products.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any non-U.S. official, political party or candidate for the purpose of influencing any act or decision of the non-U.S. entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Non-U.S. Government Regulation

To the extent that any of Gamida’s product candidates, once approved, are sold in a country outside of the United States, Gamida may be subject to similar non-U.S. laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

In order to market Gamida’s future products in the EEA (which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein) and many other jurisdictions, Gamida must obtain regulatory approvals from such jurisdictions. More precisely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

●	the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union; and

●	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and Marketing Exclusivity

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until 10 years have elapsed from the initial authorization of the reference product in the European Union. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric Investigation Plan

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the European Union and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Orphan Drug Designation

In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, the EMA or the member state competent authorities, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for medicines that have also complied with an agreed PIP.

This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of “clinical superiority” by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs pursuant are eligible for incentives made available by the European Union and its Member States to support research into, and the development and availability of, orphan drugs.

C.	ORGANIZATIONAL STRUCTURE

Our significant subsidiaries and companies in which we have a significant interest as of the date of this annual report are as follows:

NAME OF COMPANY	COUNTRY OF ORGANIZATION	DIRECT/INDIRECT OWNERSHIP PERCENTAGE
Elbit Medical Technologies Ltd.	Israel	62% (1)
Elbit Plaza India Real Estate Holdings Limited	Cyprus	47.5% (2)(3)
Elbit Ultrasound (Luxemburg) B.V./S.a r.l.	The Netherlands and Luxemburg	100%

(1)	Approximately 40% on a fully diluted basis.

(2)	We hold 47.5% of the shares in EPI directly. Another 47.5% are being held by PC. For additional information as to the joint venture signed between us and PC regarding EPI, see “Item 4B – Business Overview – Plots in India.”

(3)	5% of the equity in EPI was allotted to Mr. Avraham (Rami) Goren who served as our former Executive vice chairman of the Board. The shares allotted are entitled to distribution only following their return of Investment of the Company and PC plus agreed interest.

D.	PROPERTY, PLANTS AND EQUIPMENT

For our operational portfolio see “Item 4B – Business Overview”. Below we present information regarding certain tangible fixed assets including leasehold properties that do not form part of our operational portfolio, but rather serve as basis for our and our subsidiaries’ offices and management, as of March 31, 2019.

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

On June 29, 2015 Elbit Plaza India Management Services Pvt. Ltd. signed a lease agreement for approximately 70 square meters of office space in Bangalore, Karnataka, India, for its management and administration activities. The term of the lease was until June 14, 2016, and was thereafter renewed by mutual consent of both parties from time to time until February 29, 2020. The annual lease payments payable by Elbit Plaza India Management Services Pvt. Ltd. is INR 351,383 (approximately $5,100), with an annual increase in the monthly rental fees of 10%.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

Overview

To date we operate primarily in the following fields of business:

●	Medical Industries – through our indirect holdings in two companies which operates in the field of life science: (i) InSightec Ltd. (“InSightec–) - InSightec operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; (ii) Gamida Ltd. (“Gamida”) – Gamida operates in the field of research, development and manufacture of products designated for certain cancer diseases (As of October 26, 2018, Gamida’s shares are traded on the NASDAQ (Nasdaq: GMDA)).

●	Plots in India – we have holdings in plots of land in India which are designated for sale (and which were initially designated for residential projects).

On December 19, 2018 we announced that we no longer consider ourselves to be the controlling shareholder of PC. In light of PC’s current financial situation, the Company estimates that the loss of control therein is not material to the Company. Accordingly, PC’s financial statement are no longer consolidated with the Company’s financial statement and the review of the development of the Company’s business does not relate to PC. For further information, see “Item 5- Operating and Financial Review and Prospects - Critical Judgment in Applying Accounting Policies - De Facto Control”.

Our functional currency is NIS and our consolidated financial statements are also presented in NIS Since our revenues and expenses are recorded in various currencies, our results of operations are affected by several inter-related factors, including the fluctuations of the NIS compared to other currencies at the time we prepare our consolidated financial statements.

 Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million. Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.748 to $1.00, the representative exchange rate on December 31, 2018, and we have translated € amounts into U.S. Dollars and NIS at the respective exchange rates of $1.145 to €1.00 and NIS 4.292 to €1.00, the representative exchange rates on December 31, 2018.

The following activities affected our operational results for 2016, 2017 and 2018 and may continue to affect our operational results and cash flow in the coming years.

2019

●	On April 1, 2019, we announced that we signed an agreement for the sale of our rights and interests in a special purpose vehicle which holds a land plot in Kochi, India. The total consideration for us is INR 10 Crores (approximately €1.4 million). See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a land located in Kochi, India”.

●	On February 2019 we signed a second Share Purchase Agreement (the “Second SPA”) with an SPV related to Exigent Capital Group for the sale of between 3,760,417 ordinary shares of Elbit Medical (1.6% of its outstanding share capital) and 57,968,760 ordinary shares of Elbit Medical (25% of its outstanding share capital). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – The Company sold 63,847,954 Elbit Medical shares under two share purchase agreements with Exigent”.

2018

●

On December 19, 2018 we announced that we signed a trust agreement according to which the Company will deposit its shares of PC. In accordance with the trust agreement, we retain the right to receive any and all rights in connection with the shares, other than the voting rights which are vested with the trustee for all matters and purposes effective from December 18, 2018. We may instruct the trustee, from time to time, to sell all or any portion of the Shares. The trust agreement shall terminate upon the earlier of: (i) a sale of all of the shares to a third party; and (ii) the date on which actions have been taken for realization of any of the liens we granted in favor of the holders of the Series I Notes issued by the Company. As a result, we no longer consider ourselves to be the controlling shareholder of PC and subsequently we no longer see ourselves as the controlling shareholder in EPI.

●	On November 26, 2018 we announced the third buy-back plan for the Company’s Series I Notes. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Notes Buy-Back plans.”

●	On October 26, 2018 we announced that Gamida completed the pricing for initial public offering of its ordinary shares in the United States and application to list 6.65 million of its ordinary shares on NASDAQ. The price set in the pricing procedure is eight (8) dollars per share, a price that reflect a post-money valuation of Gamida of approximately 215 million dollars. The consideration for Gamida in the IPO is approximately 53 million dollars (including the consideration received from the exercise of the option to the underwriters) and not including underwriters’ fees and other expenses in connection with the IPO.

●

On July 2, 2018 we announced that an Israeli court issued a decision in a lawsuit brought by us against the Israeli Tax Authority relating to VAT assessments issued to us and relating to the period from April 2006 to June 2011. In the decision, the court accepted in part the Israeli Tax Authority’s position and ruled that we should have deducted input tax at rates lower than those actually deducted by us. Accordingly, the court rules that we are required to pay the Israeli Tax Authority a payment of approximately NIS 16.5 million (excluding interest and linkage differentials) for the relevant period.

On November 19, 2018 we announced that we reached a settlement agreement with the Israeli Tax Authority pursuant to which we will pay approximately NIS 5.7 million in connection with VAT assessments for the years 2013 through 2018.

●	On August 2018 we signed a Share Purchase Agreement (“SPA”) with an SPV related to Exigent Capital Group (“SPV”) for the sale of between 11,574,146 ordinary shares of Elbit Medical (5% of its outstanding share capital) and 115,741,467 ordinary shares of Elbit Medical (50% of its outstanding share capital) for a price per share of NIS 0.96. During August through November 2018 we sold to the SPV a total of 60,087,537 Elbit Medical shares, constituting approximately 26% of Elbit Medical’s issued and outstanding share capital, at a price per share of NIS 0.96, and total consideration of approximately US$ 15,548,275.

●	On July 19, 2018 we announced the second buy-back plan for the Company’s Series I Notes, commencing on August 26, 2018. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Notes Buy-Back plans.”

●

On June 11, 2018 we announced that Olive Software Inc. (an affiliate in which the Company indirectly holds 16% of the outstanding share capital) was merged into another corporation in a cash transaction. In consideration for our holdings in Olive, the Company received approximately $1.8 million gross.

●	On March 22, 2018 we announced that EPI signed a revised agreement for the sale of the SPV which holds a plot in Bangalore, India in consideration for approximately EURO 45.8 million. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a plot in Bangalore, India”.

●	On March 15, 2018, we announced an additional Buy-Back Plan for our Series H Notes. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Notes Buy-Back Plans.” On June 5, 2018 we completed the full redemption of our Series H Notes.

●	On March 12, 2018 we announced that the SEC approved an offer of settlement by the Company regarding concerns of a violations of the books and records and internal accounting controls provisions of the FCPA. See “Item 4- Information on the Company – History and Development of the Company – Recent Events – approval of an Offer of Settlement with the SEC in the matter of Alleged Violations of FCPA”.

●	On February 28, 2018 we announced the first buy-back plan for the Company’s Series I Notes. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Notes Buy-Back plans.”

●	On February 19, 2018 we announced that Elbit Medical completed a public offering of NIS 180 par value notes convertible into ordinary shares of Elbit Medical and secured by a pledge on a portion of Elbit Medical’s holdings in InSightec and Gamida. The proceeds (in the amount of NIS 180 million) were mainly used by Elbit Medical to repay its debt to the Company in the amount of approximately NIS 150 million. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company.

2017

●	On December 18, 2017 we announced the completion of the transaction for the sale of our rights in the Radisson Hotel Complex in Bucharest, Romania. On April 2, 2018 we announced that we received a notice from the purchaser claiming that it is entitled to indemnification in the amount of approximately €3 million, due to the alleged breach of certain warranties in the agreement. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Sale of our holdings in the Radisson Hotel Complex in Bucharest, Romania.”

●	On November 21, 2017 we announced that PC has completed the sale of the Torun Plaza shopping and entertainment center in Poland (the “Project”) to a private investment fund for a purchase price reflecting a total forecasted value for the Project of Euro 70.6 million (approximately $ 84 million). See “Item 4- Information on the Company – History and Development of the Company – Recent Events – Sale of Torun Plaza”.

●	On October 2, 2017 we announced that PC’s has concluded the transaction with an international investor, NEPI Rockcastle. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Sale of land plot in Budapest, Hungaria.”

●	On September 27, 2017, we announced that the district court in Israel approved in principle a settlement with the plaintiffs in a November 1999 claim initiated against us and certain other third parties, including former directors of the Company and Elscint Ltd. (our former subsidiary), in connection with the change of control of our Company and Elscint and the acquisition of the hotel businesses and the Arena Commercial Center in Israel by Elscint in September 1999 from Europe Israel (our former controlling shareholder) (Gadish et al v. Elscint et al). This lawsuit was later certified in part as a class action. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Gadish Settlement”.

●	On August 31, 2017, we announced, in further to our announcement dated June 21, 2017, regarding the sale of Toruń Plaza commercial center in Poland, that the completion of the transaction has been postponed and is now expected to conclude in the fourth quarter of this year.

●	On August 7, 2017, we announced that PC has completed the sale of a plot in Timisoara, Romania, for €7.25 million and a plot in Constanta, Romania, for €1.3 million. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events –Completing the sale of plots in Timisoara and Constanta, Romania, by PC”.

●	On March 2, 2017, we announced that PC completed the sale of Belgrade Plaza shopping and entertainment center, to a subsidiary of BIG Shopping Centers Ltd. On September 14, 2017 we announced that Plaza has received a further payment of €13.4 million from the Purchaser. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events –Sale of Belgrade Plaza Commercial Center”.

●	On February 1, 2017, we announced that PC completed the sale of Suwałki Plaza shopping and entertainment center in Poland to an investment fund for €42.3 million (approximately $45 million). See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Suwalki Plaza Commercial Center.”

2016

●	On December 6, 2016, we announced that PC has acquired a bank loan of approximately €10 Million (approximately $10.5 million), which is held against PC’s plot in Romania, for a total consideration of €1.35 million (approximately $1.43 million). See “Item–4 - Information on the Company – History and Development of the Company – Recent Events –Acquiring bank loan for PC’s plot in Romania.”

●	On December 6, 2016, we announced, that we and Klepierre S.A. (“Klepierre”) reached a settlement relating to the International Court of Arbitration’s ruling on July 7, 2016, with respect to a transaction agreement between the parties, according to which PC is liable for an indemnification claim totaling approximately €2 million (approximately $2.1 million), including costs arising from the legal process. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events –Klepierre Settlement.”

●	On December 1, 2016, we announced the proposed amendments to the Restructuring Plan of PC, that the holders of PC Notes have approved the proposed amendments by the required majorities. See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Amendment of the Restructuring Plan of PC.”

●	On September 15, 2016 we announced that PC completed the sale of Riga Plaza shopping and entertainment center in Riga, Latvia, to a global investment fund. The agreement reflects a value for the business of €93.4 million (approximately $98.6 million) (reflecting 100%). See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Riga Plaza Center.”

●	On September 14, 2016 we announced that it completed the sale of the shares in Zgorzelec Plaza commercial Center in Poland. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Debt Repayment and Sale of Zgorzelec Plaza Commercial Center.”

●

On June 1, 2016 and August 18, 2016, we approved two new programs to repurchase up to NIS forty (40) million (approximately $10.4 million) and NIS 50 million (approximately $13.3 million), respectively of the Notes, which are traded on the Tel Aviv Stock Exchange. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Notes Repurchase Program.”

●	On August 2, 2016, we announced that an Indian subsidiary (“SPV”) signed a Joint Development Agreement (“JDA”) relating to its 74.7 acre plot in Chennai, India. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events –Joint Development Agreement and Term Sheet with respect to our plot in Chennai, India”.

●	On August 1, 2016, we announced that we received from the ILA an amount of approximately NIS 7 million following the termination of our lease agreement with respect to a plot near Tiberius, Israel. See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Termination of Lease Agreement – Plot in Tiberius”.

●	On June 29, 2016, we announced that PC completed the sale of the MUP plot and related real estate in Belgrade, Serbia, for €15.75 million (approximately $16.6 million). See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Belgrade, Serbia”.

●	On June 28, 2016, we announced that PC signed an agreement for the sale of a 20,700 square meters Plot of land in Lodz, Poland, to a residential developer, for €2.4 million. See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Lodz, Poland”.

●	On March 31, 2016, we announced that PC has completed the sale of its subsidiary holding Liberec Plaza, a shopping and entertainment center in the Czech Republic, for €9.5 million (approximately $10 million). See “Item–4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Liberec Plaza Commercial Center”.

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

This valuation becomes increasingly difficult as it relates to estimates and assumptions for projects in the preliminary stage of development in addition to the lack of transactions in the real estate market in India for same or similar properties.

We are responsible for determining the net realizable value of our trading properties. In determining net realizable value of the vast majority of trading properties, we usually utilize the services of an independent third party recognized as a specialist in valuation of properties.

For special assumption see note 4b, and note 4c to our consolidated financial statements included elsewhere in this report.

Litigation and other contingent liabilities

From time to time we are involved in litigation, tax assessments and other contingent liabilities in substantial amounts (see note 4C(c), 13a and note 13b to our consolidated financial statements included elsewhere in this report). We recognize a provision for such litigation when it is probable that we will be required to settle the obligation, and the amount of the obligation can be reliably estimated. We evaluate the probability and outcome of such litigation based on, among other factors, legal opinions and consultation, and past experience. The outcome of such contingent liabilities may differ materially from management’s estimation. We periodically evaluate these estimations and make appropriate adjustments to the provisions recorded in the consolidated financial statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the consolidated financial statements. In rare circumstances, when the case is unique, complicated and involves prolong and uncommon proceedings, we cannot reliably predict the outcome of said litigation.

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

Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the ongoing construction activities, and result from obligations we have towards third parties such as banks and municipalities. Our management is required to provide estimations regarding risks evolving from penalties that we may have to settle. In addition, our operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances we are required to determine whether the building permits we obtain have not yet expired. It may occur that building permits have expired which might impose on us additional costs and expenses, or delays, and may even cause us to abandon projects under construction. For additional information see also note 4 C (c) to our consolidated financial statements included elsewhere in this report.

Fair value of financial instruments at fair value through profit or loss

We exercises judgment in selecting appropriate valuation techniques and assumptions to determine the fair value of financial instruments at fair value through profit or loss, which have no quoted market price in an active market. In addition, the valuations based on non-observable parameters and assumptions. For additional information see also note 20d to our consolidated financial statements included elsewhere in this report.

Critical judgment in applying accounting policies

De facto control:

As for December 31, 2017 and 2016, we held approximately 44.9% of PC share capital; DK holds approximately 26.3% of PC share capital and the rest is widely spread by the public. We were of the opinion that based on the absolute size of its holdings, the relative size of the other shareholdings and due to the fact that PC’s directors are appointed by normal majority of PC’s General Meeting, it had a sufficiently dominant voting interest to meet the power criterion, therefore we had de facto control over PC.

In December 2018, we had deposited our entire shares of PC with a trustee. Effective from December 18, 2018 the voting rights were vested with the trustee for all matters and purposes. As a result, we no longer consider ourselves to be the controlling shareholder of PC. See also note 19b to our consolidated financial statements included elsewhere in this report.

Examination of significant influence:

An affiliated company is an entity in which we have significant influence. Significant influence is the ability to participate in making decisions relating to the financial and operating policy of the affiliated company, which does not constitute a control over the decision making. Significant influence exists, as a rule, when we holds 20% or more of the voting power of the investee (unless it can be clearly demonstrated that this is not the case). Significant influence also exists where the holding in the associate is less than 20%, provided that such influence is clearly demonstrated. As for the examination of the existence of significant influence of Elbit Medical in Insightec after the capital transactions carried out during 2017-2018 - see Note 5 b 1 to our consolidated financial statements included elsewhere in this report.

With regard to Elbit Medical loss of significant influence in respect of Gamida, see Note 8 3 to our consolidated financial statements included elsewhere in this report.

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

Presentation method of financial statements

See “Item 5- Operating and Financial Review and Prospects - Critical Judgment in Applying Accounting Policies - De Facto Control”.

Translation of statements of income of foreign operations

The majority of our businesses, which operate in various countries, report their operational results in their respective functional currency which differs from the NIS (our reporting and functional currency. We translate our subsidiaries’ results of operations into NIS based on the average exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

Statements of income –

The following table presents our statements of income for each of the three years ended December 31, 2018, 2017 and 2016

	Year ended December 31
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$’000
	(Except for per-share data)

Revenues and gains

Gains and other
Gain from loss of significant influence in associate	71,265	-	-	19,014
Gain from fair value adjustment	13,915	-	-	3,713
Total gains	85,180	-	-	22,727

Total revenues and gains	85,180	-	-	22,727

Expenses and losses
General and administrative expenses	(11,940)	(14,723)	(10,003)	(3,186)
Share in losses of associates, net	-	(20,202)	(54,313)	-
Financial expenses	(55,716)	(69,457)	(60,280)	(14,867)
Financial income	1,801	1,720	2,318	481
Exchange differences, net	14,796	816	2,602	3,948
Change in fair value of financial instruments measured at fair value	31,220	-	-	8,331
Write-down, charges and other expenses, net	(4,877)	1,596	(567)	(1,301)
	(24,716)	(101,882)	(120,243)	(6,594)

Profit (loss) before income taxes	60,464	(101,882)	(120,243)	16,133

Income taxes expenses (tax benefits)	(5,245)	7,000	-	(1,399)

Profit (loss) from continuing operations	65,709	(108,882)	(120,243)	17,532

Profit (loss) from discontinued operations, net	(650,077)	(292,799)	(191,825)	(173,446)

Profit (loss) for the year	(584,368)	(401,681)	(312,068)	(155,914)

	Year ended December 31
	2 0 1 8	2 0 1 7	2 0 1 6	2 0 1 8
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$’000
	(Except for per-share data)

Attributable to:
Equity holders of the Company	(517,833)	(338,034)	(194,830)	(138,162)
Non-controlling interest	(66,535)	(63,647)	(117,238)	(17,752)
	(584,368)	(401,681)	(312,068)	(155,914)

Profit (loss) from continuing operations
Equity holders of the Company	41,910	(105,331)	(113,642)	11,182
Non-controlling interest	23,799	(3,551)	(6,601)	6,350
	65,709	(108,882)	(120,243)	17,532

Profit (loss) from discontinued operation, net
Equity holders of the Company	(559,743)	(232,703)	(81,188)	(149,344)
Non-controlling interest	(90,334)	(60,096)	(110,637)	(24,102)
	(650,077)	(292,799)	(191,825)	(173,446)

Earnings (loss) p–r share - (in NIS)
Basic and diluted earnings (loss) per share:

From continuing operation	4.56	(11.46)	(12.36)	1.22
From discontinued operations	(60.90)	(25.32)	(8.83)	(16.25)
	(56.34)	(36.78)	(21.20)	(15.03)

2018 compared to 2017

Income - Gains

Total gains in 2018 amounted to NIS 85 million ($23 million), compared to nil in 2017. In 2018, such gains were attributable to loss of significant influence over Gamida in the total amount of NIS 71 ($19 million) and gain from fair value adjustment of our investment in Gamida in the total amount of NIS 14 million ($ 4 million).

Operating Expenses

Our operating expenses amounted to NIS 16 million ($4.5 million) compared to NIS 33 million in 2017. Set forth below is an analysis of our expenses and losses:

(i)	General and administrative expenses decreased to NIS 12 million ($3 million) in 2018, compared to NIS 15 million in 2017. The decrease was mainly attributable to additional costs incurred through 2017 by us due to the delay in filling of our annual financial statements for December 31, 2017 and the replacement of its auditors.

(ii)	Share in losses of associates, net decreased to nil in 2018, compared to NIS 20 million in 2017. The decrease is mainly attributable to Elbit Medical’s share in InSightec’s losses and in Gamida’s losses of which were taken in 2017 in amounts that set the investments in InSightec and Gamida into zero.

(iii)	Other expenses, net, increased to NIS 5 million ($1.3million) in 2018, compared to NIS 1.5 million income in 2017. The expenses in 2018 was mainly attributable to expenses related to government institutions.

Financial expenses, net

(iv)	Financial expenses decreased to NIS 56 million ($15 million) in 2018, compared to NIS 69 million in 2017. Such decrease of approximately NIS 13 million is mainly due to the followings:

(i) Decrease in the interest and CPI-linked expenses in the amount of NIS 28 million ($7.5 million) which was mainly attributable to a reduction in our debt due to repayment of notes and loans and a buyback of notes. $.(ii) decrease in interest and linkage to the CPI in the amount of NIS 5 million recorded in 2017 in respect of provisions for institutions due to final settlement with the authorities. Offset by (iii) an increase in interest expenses in Elbit Medical due to the issue of convertible bonds in the beginning of 2018 in the amount of NIS 21.

(v)	Financial income amounted to NIS 2 million in 2017 and 2018.

(vi)	Exchange differences, net amounted to income in the amount of NIS 15 in 2018 comparing to expenses in the amount of NIS 1 in 2018. Such increase was mainly attributable to changes in the exchange rate between the USA $ and NIS on Elbit Medical’s notes, which are recorded in NIS and are measured in USA.

(vii)	Change in fair value of financial instruments at fair value amounted to income of NIS 32 million ($ 8 million) in 2018 compared to nil in 2017. This amount is attributable to change in Elbit Medical component of convertible note.

As a result of the foregoing factors, we recognized a profit before income tax in the total amount of NIS 60 million ($16 million) in 2018, compared to loss before income tax in the total amount of NIS 102 in 2017.

Income taxes benefits amounted to NIS 5 million ($1.4 million) in 2018 related to reverse of previous year provision compared to tax expenses in the total amount of NIS 7 million 2017.

The above resulted in a profit from continuing operations in the amount of NIS 66 million ($17.5 million) in 2018, compared to a loss from continuing operations in the amount of NIS 109 million in 2017.

Loss from discontinued net operation amounted to NIS 650 ($173 million) in 2018 compared to NIS 293 million in 2017. The loss in 2018 was mainly attributable to realization of foreign currency translation reserves to profit and loss in the total amount of NIS 594 million ($158 million). In 2018 the discontinued operations were attributable mainly to our commercial centers operations and plots in India.

The above resulted in a loss of NIS 584 million ($156 million) in 2018, of which a loss of NIS 518 million ($138 million) was attributable to our equity holders and a loss in the amount of NIS 66 million ($15 million) was attributable to the non-controlling interest. Loss of NIS 402 million in 2017, of which a loss of NIS 338 million was attributable to our equity holders and a loss in the amount of NIS 64 million was attributable to the non-controlling interest.

The deficit in the shareholders’ equity attributable to our equity holder as of December 31, 2018 amounted to NIS 40 million ($11 million). Our total deficit in the shareholder equity as of December 31, 2018 amount to NIS 60 million ($16 million).

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2018 (in NIS million):

Segment	Medical Industries	India plots	Other and Allocations	Total

Revenues	137	-	(137)	-
Total revenues and gains	137	-	(137)	-
Costs and expenses				-
Other expenses (income), net				-
Segment profit (loss)	(153)	7	146	-
Unallocated gains				85
Share in losses of associates, net				-
Unallocated general and administrative expenses				(12)
Unallocated other expenses				(5)
Unallocated financial expenses				(56)
Financial income				2
Exchange differences, net				15
Changes in fair value of financial instruments measured at FVTPL				31
Profit before income taxes				60
Income taxes				(4)
Profit from continuing operations				66
Income from discontinued operation				(650)
Loss for the year				(584)

2017 compared to 2016

Operating Expenses

Our operating expenses in 2017 amounted to NIS 33 million, compared to NIS 65 million in 2016. Set forth below is an analysis of our operating expenses:

(i)	Share in losses of associates, net decreased to NIS 20 million in 2017, compared to NIS 54 million in 2016. The decrease is mainly attributable to the Company’s share in InSightec’s losses and in Gamida’s losses of which were taken in 2017 only in amounts that set the investments in InSightec and Gamida into zero.

(ii)	General and administrative expenses increased to NIS 15 million in 2017, compared to NIS 10 million in 2016. The increase was mainly attributable to additional costs incurred by the Company due to the delay in filling of the Company’s annual financial statements for December 31, 2016 and the replacement of its auditors.

(iii)	Other expenses, net, amounted to income in the total amount of NIS 1.5 million in 2017, compared to NIS 0.6 million expense in 2016.

Financial expenses, net

(iv)	Financial expenses net, increased to NIS 69 million in 2017, compared to NIS 60 million in 2016. Such increase of approximately NIS 9 million is mainly due to an increase in the interest and CPI-linked expenses related to provision for government instantiation.

(v)	Financial income amounted to NIS 2 million in 2017 and 2016.

(vi)	Exchange differences, net amounted to expenses in the amount of NIS 1 in 2017 comparing to income in the amount of NIS 3 in 2016.

As a result of the foregoing factors, we recognized a loss before income tax in the total amount of NIS 102 million in 2017, compared to loss before income tax in the total amount of NIS 120 million in 2016.

Income taxes expenses amounted to NIS 7 million related to previous years in 2017 compared to nil in 2016.

The above resulted in a loss from continuing operations in the amount of NIS 109 million in 2017, compared to a loss from continuing operations in the amount of NIS 120 million in 2016.

Loss from discontinued net operation amounted to NIS 293 in 2017 compared to NIS 192 million in 2016. The loss in 2017 was attributable mainly to realization of foreign currency translation reserves to profit and loss in the total amount of NIS 213 million. The discontinued operations were attributable to our former hotel operations, commercial centers operations and plots in India.

The above resulted in a loss of NIS 402 million in 2017, of which a loss of NIS 338 million was attributable to our equity holders and a loss in the amount of NIS 64 million was attributable to the non-controlling interest. Loss of NIS 312 million in 2016, of which a loss of NIS 195 million was attributable to our equity holders and a loss in the amount of NIS 117 million was attributable to the non-controlling interest.

The deficit in the shareholders’ equity attributable to our equity holder as of December 31, 2017 amounted to NIS 194 million. Our total deficit in the shareholder equity as of December 31, 2017 amount to NIS 149 million.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2017 (in NIS million):

Segment	Medical Industries	India plots	Other and Allocations	Total

Revenues	117	-	(117)	-
Total revenues and gains	117	-	(117)	-
Costs and expenses
Other expenses (income), net
Segment profit (loss)	(135)	(56)	191	-

Share in losses of associates, net	(15)	-	(5)	(20)
Unallocated general and administrative expenses				(15)
Unallocated other expenses				2
Unallocated financial expenses				(69)
Financial income				1
Exchange differences, net				(1)
Changes in fair value of financial instruments measured at FVTPL				-
Loss before income taxes				(102)
Income taxes				7
Loss from continuing operations				(109)
Income from discontinued operation				(293)
Loss for the year				(402)

B.	Liquidity and Capital Resources

General

Our capital resources include the following: (a) proceeds from sales of trading property subject to market conditions, (b) lines of credit obtained from banks, and others; (c) proceeded from sales of shares in the Group held companies in the medical field; (d) available cash and cash equivalents; and (e) proceeds from capital raising of equity or debt, if and to the extent completed.

Such resources are generally used for the following purposes:

(i)	Interest and principal payments on the Group notes (including purchase of our debts); And

(ii)	Payment of general and administrative expenses;

See “ - Overview” above for information on the major transactions and events carried out by us in 2016, 2017 and 2018, which resulted in material changes in our liquidity and capital resources.

Liquidity

Our strategy concerning our real estate business is to solve existing bureaucratic or legal issues and to sell our real estate assets. Therefore, we do not foresee significant investments by us in the development of our real estate business in the years to come. Our medical business, however, require a substantial amount of cash in order to finance their R&D and other expenses. The major source to finance these operations will be by means of equity financing by other shareholders in these companies (both existing and new shareholders).

The audit opinion for our financial statements for the fiscal year ended December 31, 2018 includes a qualification raising substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing and repay our outstanding loans.

Based on existing trust deed of (Series I) notes,  in case of a material deterioration in our business compared to our condition at the date of the debt arrangement,  and a substantial concern exists that we will not be able to repay the bonds on time  the Series I noteholders may call for immediate repayment of the Series I Notes.

The followings list describes major transactions and events in 2019, 2018, 2017 and 2016, which resulted in material changes in our liquidity:

Sources of Cash from Major Transactions and Events:

2019

●	On April 1, 2019, we announced that we signed an agreement for the sale of our rights and interests in a special purpose vehicle which holds a land plot in Kochi, India. The total consideration for us is INR 10 Crores (approximately €1.4 million). See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a land located in Kochi, India”

●	On February 2019 we signed a second Share Purchase Agreement (the “Second SPA”) with an SPV related to Exigent Capital Group for the sale of between 3,760,417 ordinary shares of Elbit Medical (1.6% of its outstanding share capital) and 57,968,760 ordinary shares of Elbit Medical (25% of its outstanding share capital). See “Item 4 - Information on the Company – History and Development of the Company – Recent Events – The Company sold 63,847,954 Elbit Medical shares under two share purchase agreements with Exigent”.

2018

●	On August 2018 we signed a Share Purchase Agreement (“SPA”) with an SPV related to Exigent Capital Group (“SPV”) for the sale of between 11,574,146 ordinary shares of Elbit Medical (5% of its outstanding share capital) and 115,741,467 ordinary shares of Elbit Medical (50% of its outstanding share capital) (the “Maximum Quantity”) for a price per share of NIS 0.96 (“Per Share Price”). During August through November 2018 we sold to the SPV a total of 60,087,537 Elbit Medical shares, constituting approximately 26% of Elbit Medical’s issued and outstanding share capital, at a price per share of NIS 0.96, and total consideration of approximately NIS 58 million (US$ 15.5 million).

●	On July 2, 2018 we announced that an Israeli court issued a decision in a lawsuit brought by us against the Israeli Tax Authority relating to VAT assessments issued to us and relating to the period from April 2006 to June 2011. In the decision, the court accepted in part the Israeli Tax Authority’s position and ruled that we should have deducted input tax at rates lower than those actually deducted by us. Accordingly, the court rules that we are required to pay the Israeli Tax Authority a payment of approximately NIS 16.5 million (excluding interest and linkage differentials) for the relevant period. On November 19, 2018 we announced that we reached a settlement agreement with the Israeli Tax Authority pursuant to which we will pay approximately NIS 5.7 million in connection with VAT assessments for the years 2013 through 2018.

●	On June 11, 2018 we announced that Olive Software Inc. (an affiliate in which the Company indirectly holds 16% of the outstanding share capital) was merged into another corporation in a cash transaction. In consideration for our holdings in Olive, the Company received approximately $1.8 million gross.

●	On May 31, 2018 the Company repaid its Series H Notes in full in the amount of NIS 49 million ($13 million).

●	During 2018 and 2019 we continued with the execution of several buy back plans for our Series H and Series I Notes. For additional information see “Item 4 – Information on the Company. A – History and development of the Company. Notes Buy-Back Plans.”.

●	On March 22, 2018 we announced that EPI signed a revised agreement for the sale of the SPV which holds a plot in Bangalore, India in consideration for approximately EURO 44.5 million. See–“Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to sell a plot in Bangalore, India”.

●	On March 12, 2018 we announced that the SEC approved an offer of settlement that was submitted to it by the Company regarding concerns of a violations of the books and records and internal accounting controls provisions of the FCPA. As part of the settlement the Company paid a civil money penalty in the amount of $500,000 to the SEC. See “Item 4- Information on the Company – History and Development of the Company – Recent Events - Approval of an offer of Settlement with the SEC in the matter of Alleged Violations of FCPA”

●	On February 19, 2018 we announced that Elbit Medical completed a public offering of NIS 180 par value notes convertible into ordinary shares of Elbit Medical and secured by a pledge on a portion of Elbit Medical’s holdings in InSightec and Gamida. The trust deed of the notes includes, inter alia, provisions prohibiting Elbit Medical from distributing dividends until full repayment of the notes, unless it deposits in the trust account sums in the amount of the outstanding balance of the notes. The proceeds (in the amount of NIS 180 million) were mainly used by Elbit Medical to repay its debt to the Company in the amount of approximately NIS 153 million. See “Item 4- Information on the Company – History and Development of the Company – Recent Events – Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company”

●	On January 17, 2018, we announced that the district court in Israel granted its final approval to a settlement with the plaintiffs in a November 1999 claim initiated against us and certain other third parties, including former directors of the Company and Elscint Ltd. (our former subsidiary), in connection with the change of control in our Company and in Elscint and the acquisition of the hotel businesses and the Arena Commercial Center in Israel by Elscint in September 1999 from Europe Israel (our former controlling shareholder) (Gadish et al v. Elscint et al). See “Item 4- Information on the Company – History and Development of the Company – Recent– Events - Gadish Settlement”.

2017

●	On December 19, 2017, we announced that we completed the sale of our holdings in a SPV that held the Radisson Hotel Complex in Bucharest, Romania based on a property value of Euro 169.2 million so that the net proceeds received by the SPV was approximately Euro 81 million. €8 million were deducted from the net proceeds as it was used to finance a vendor loan which has been provided by the SPV to the purchaser for a period of three years, bearing interest at a rate of 5% per annum. On April 2, 2018 we announced that we received a notice from the purchaser claiming that it is entitled to indemnification in the amount of approximately €3 million, due to the alleged breach of certain warranties in the agreement. See–“Item 4 - Information on the Company – History and Development of the Company – Recent Events Sale of our holdings in the Radisson complex in Bucharest, Romania”

●	On August 7, 2017, we announced that PC has completed the sale of a plot in Timisoara, Romania, for €7.25 million (approximately $7.65 million) and a plot in Constanta, Romania, for €1.3 million (approximately $1.37 million). See “Item 4- Information on the Company – History and Development of the Company – Recent Events – Completing the sale of plots in Timisoara and Constanta, Romania, by PC”

●	On November 21, 2017 we announced that PC has completed the sale of the Torun Plaza shopping and entertainment center in Poland (the “Project”) to a private investment fund for a purchase price reflecting a total forecasted value for the Project of Euro 70.6 million (approximately $ 84 million). See “Item 4- Information on the Company – History and Development of the Company – Recent Events –Sale of Torun Plaza”.

●	On October 2, 2017 PC’s subsidiary concluded a transaction with an international investor, NEPI Rockcastle (the “Buyer”), regarding the termination of land use rights and a preliminary easement agreement which created certain easement rights over the Arena Plaza plot. In consideration for the net sum of EUR 2.5 million (NIS 10.4 million) and recorded revenue in the amount of EUR 2.5 million (NIS 10.4 million). See “Item 4- Information on the Company – History and Development of the Company – Recent Events – Sale of Land plot in Budapest, Hungary”

●	On March 2, 2017 we announced that PC has completed the sale of Belgrade Plaza commercial center to BIG Shopping Centers Ltd. See “Item 4- Information on the Company – History and Development of the Company – Recent Events – Sale of Belgrade Plaza commercial center”

●	On February 1, 2017, we announced that PC completed the sale of Suwałki Plaza shopping and entertainment center in Poland to an investment fund for € 42.3 million (approximately $45 million). PC received approximately €17 million (approximately $18 million) net cash, after the repayment of the bank loan, and other working capital adjustments. See “Item 4- Information on the Company – History and Development of the Company – Recent– Events - Sale of Suwałki Plaza commercial center”.

2016

During 2016 PC has executed transactions for the sale of plots to third parties in Poland and Romania for the total amount of approximately €4 million ($4 million).

●	On December 6, 2016, PC has acquired a bank loan of approximately €10 Million (approximately $10.5 million), which is held against PC’s plot in Brasov, Romania, for a total consideration of €1.35 million (approximately $1.4 million). See “Item 4 – Information on the–Company - History and Development of the Company -Recent Events – Acquiring bank loan for PC’s plot in Brasov, Romania”.

●	On December 1, 2016, the holders of PC Notes have approved a proposed amendments to the restructuring plan of PC. See “Item 4 – Information on the–Company - History and Development of the Company -Recent– Events - Amendment of the Restructuring Plan of PC”.

●	On September 15, 2016 PC completed the sale of Riga Plaza shopping and entertainment center in Riga, Latvia, to a global investment fund. See “Item 4 – Information on the–Company - History and Development of the Company -Recent Events – Sale of Riga Plaza Center”.

●	On September 14, 2016 PC completed the sale of the shares in Zgorzelec Plaza commercial center in Poland. See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Sale of Zgorzelec Plaza Commercial Center”.

●	On June 1, 2016 and August 18, 2016, we approved two new programs to repurchase up to NIS forty (40) million (approximately $10.4 million) and NIS 50 million (approximately $13.3 million), of our Notes. See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Notes Repurchase Program”.

●	On August 2, 2016, a subsidiary of EPI (“SPV”) signed a Joint Development Agreement relating to the Chennai, India project, owned 100% by EPI. See “Item 4 – Information on the Company – History and Development of the Company – Recent Events –Joint Development Agreement and Term Sheet with respect to our plot in Chennai, India”.

●	On August 1, 2016, we received from the Israeli Land Administration an amount of approximately NIS 7 million (approximately $2 million) following the termination of our lease agreement with respect to a plot near Tiberius, Israel. See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Termination of Lease Agreement – Plot in Tiberius”.

●	On June 30, 2016, PC has signed a Debt Repayment Agreement (“DRA”) with the financing bank (the “Bank”) of Zgorzelec Plaza commercial Center in Poland. As part of the DRA, PC paid of €1.1 million ($1.2 million) (in escrow) to the financing bank of the commercial Center. The DRA stated that PC is obliged to make its best effort and cooperate with the Bank in trying to sell Zgorzelec Plaza commercial Center. Simultaneous with this, the financing bank will seek a third party to be an appointed shareholder to purchase the shares of Zgorzelec Plaza commercial Center for €1.

●	On June 29, 2016, PC completed the sale of its wholly owned subsidiary, which holds the “MUP” plot and related real estate in Belgrade, Serbia, for €15.75 million (approximately $15.8 million). See–“Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Belgrade, Serbia”.

●	On June 28, 2016, PC signed an agreement for the sale of a 20,700 square meters plot of land in Lodz, Poland, to a residential developer, for €2.4 million (approximately $2.5 million). See–“Item 4 - Information on the Company – History and Development of the Company – Recent Events – Sale of Plot in Lodz, Poland”.

●	On June 21, 2016, PC signed a €42.5 million loan agreement to support the development of Belgrade Plaza (Visnjicka) in the Serbian capital, Belgrade, from a consortium of banks led by the Hungarian bank OTP Bank Plc. As for the sale of Belgrade Plaza and the repayment of the loan agreement.

●	On March 31, 2016, PC has completed the sale of its subsidiary holding Liberec Plaza, a shopping and entertainment center in the Czech Republic, for €9.5 million ($10 million).

The following table sets forth the components of our cash flows statements for the periods indicated

	Year ended December 31,
	2 0 1 8	2 0 1 8	2 0 1 7	2 0 1 6
	Convenience translation in $ thousands	NIS Thousands	NIS Thousands	NIS Thousands
Net cash provided by (used in) operating activities	(5,417)	(20,293)	433,812	77,030
Net cash provided by investing activities	12,064	45,214	459,206	89,886
Net cash used in financing activities	(122,755)	(460,084)	(519,743)	(233,259)
Increase (decrease) in cash and cash equivalents	(116,108)	(435,169)	373,275	(66,343)

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

In 2018 our net cash used in operating activities was NIS 20 million (approximately 5.4 million) compared to net cash provided by operating activities of NIS 434 million in 2017 and net cash from operating activities of NIS 77 million in 2016.

Our cash flow from operating activities in 2018, 2017 and 2016 was influenced by the following significant factors:

(i)	Cash flow used in operating activities in 2018 included negative cash flow mainly attributable to the ongoing expenses of the group and payments made to the VAT institution

(ii)	Cash flow from operating activities in 2017 included positive cash flow mainly attributable to the sale of trading properties in an amount of NIS 427 million ($123 million), mostly from the sale of Belgrade Plaza (Leisure) in Serbia, Torun, Swalallki Plaza in Poland and Timisoara in Romania.

(iii)	Cash flow from operating activities in 2016 included positive cash flow attributable to proceeds from sale of trading property mostly from the sale of “MUP” in Belgrade and Liberec Plaza commercial center in Czech in an amount of NIS 84 million.

Cash from investment activities

Cash flow from investment activities in 2018, 2017 and 2016 amounted to NIS 45 million ($12 million), NIS 459 million and NIS 90 million, respectively.

Our cash flow from investing activities in 2018 was influenced by the following factors:

(i)	Cash withdrawals due to loss of control of subsidiaries in an amount of NIS 14 million ($4 million).

(ii)	Proceeds from sale of Elbit Medical shares in an amount of NIS 58 million ($15 million).

(iii)	Proceeds from sale of property, plant and equipment and other assets in the amount of NIS 9 million ($2 million) mainly attributable to the sale of Olive.

(iv)	Investment in long-term deposits and long-term loans in an amount of NIS 14 million ($4 million).

(vi)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 6 million ($2 million).

Our cash flow from investing activities in 2017 was influenced by the following factors:

(i)	Proceeds from the realization of investments in subsidiaries, mainly Butu in Romania, in an amount of NIS 430 million ($133 million) and Plaza House in Hungary in an amount of NIS 12 million ($3 million)

(ii)	Purchase of property, plant and equipment and other assets in the amount of NIS 4 million ($1 million) mainly attributable to the Radisson Hotel Complex.

(iii)	Proceeds from realization of property plant and equipment assets in the amount of NIS 4 million ($1 million), mainly attributable to Tiberius plot.

(iv)	Proceeds from the sale of investment in a joint venture (sale of Riga Plaza commercial center) in an amount of NIS 2 million ($1 million).

(v)	Proceeds from the realization of long-term deposits and long-term loans in the amount of NIS 1 million ($0 million).

(vi)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 13 million ($4 million).

Our cash flow from investment activities in 2016 was influenced by the following factors:

(i)	Proceeds from sale of investment in a joint venture (sale of Riga Plaza commercial center) in an amount of NIS 83 million.

(ii)	Proceeds from sale of property, plant and equipment, mainly sell of Tiberius plot in an amounted of NIS 22 million.

(iii)	Purchase of property, plant and equipment and other assets in the amount of NIS 3 million mainly attributable to the renovation which was executed in the Radisson Hotel Complex during 2015 and was paid during 2016.

(iv)	Proceed from realization of long-term deposits and long-term loans in the amount of NIS 7 million

(v)	Investment in long-term deposits and long-term loans in the amount of NIS 11 million.

(vi)	Disposition of short-term deposits and marketable securities, net, in the amount of NIS 10 million.

Cash flow from financing activities

Cash flow used in financing activities in 2018, 2017 and 2016 amounted to NIS 460 million ($123 million), NIS 520 million and NIS 233 million, respectively.

Our cash flow from financing activities in 2018 was influenced by the following factors:

(i)	Interest paid in cash in an amount of NIS 66 million ($18 million) on our borrowings (mainly notes issued by us, by PC and by Elbit Medical).

(ii)	Proceed from issuance of convertible debentures by Elbit Medical in the net amount of NIS 175 million ($47 million).

(iii)	Repayment of long-term borrowings in the amount of NIS 569 million ($152 million), mainly attributable repayment of the Company and PC’s Notes.

Our cash flow from financing activities in 2017 was influenced by the following factors:

(i)	Interest paid in cash in the amount of NIS 76 million ($22 million) on our borrowings (mainly notes issued by us and by PC and loans provided to our hotels and commercial centers).

(ii)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 461 million ($133 million), mainly attributable to repayment of PC Notes and repayments of loans provided to our operating commercial centers and our hotels.

(iii)	Proceeds from long-term borrowings in an amount of NIS 16 million ($5 million) which is attributed to PC.

Our cash flow used in financing activities in 2016 was influenced by the following factors:

(i)	Interest paid in cash in the amount of NIS 107 million on our borrowings (mainly notes issued by us and by PC and loans provided to our hotels and commercial centers).

(ii)	Repayment of borrowings, net, of proceeds from loans in the amount of NIS 129 million, mainly attributable repayment of PC notes and repayments of loans provided to our operating commercial centers and our hotels.

Major balance sheet changes

The following table discloses the balance sheet balances in NIS million and major balance sheet items as a percentage of total assets as of December 31, 2018, 2017 and 2016:

	2018		2017		2016
	NIS million	%	NIS million	%	NIS million	%
Current assets	46	18%	483	47%	179	8%
Current liabilities	155	60%	847	83%	1,210	54%
Non-current assets	211	82%	534	53%	2,083	92%
Non-current liabilities	161	63%	319	31%	1,003	44%
Shareholders’ equity (Deficiency):
Attributable to our equity holders	(40)	(16)%	(194)	(19)%	(88)	(4)%
Non-controlling interest	(20)	(8)%	46	5%	137	6%

2018 compared to 2017

The decrease in current assets in the amount of NIS 437 million ($117 million) in 2018 was mainly attributable to a decrease the cash and cash equivalents in an amount of NIS 433 million ($116 million) mainly due to repayments of our and PC notes.

The decrease in current liabilities in the amount of NIS 692 million ($185 million) in 2018 was mainly attributable to: (i) repayment and buyback of our and PC notes in the amount of NIS 466 million ($124 million) (ii) cancellation of a short-term liability in the amount of NIS 331 million ($88 million) due to loss of control on PC, offset by (iii) classification of current maturities to current liabilities in the amount of NIS 136 million ($36 million)

The decrease in non-current assets in the total amount of NIS 323 million ($86 million) in 2018 was mainly attributable to(i) decrease in trading properties in the total amount of NIS 492 ($132 million) mainly due to write down of PC’s trading property in the amount of NIS 107 million ($29 million) and loss of control on PC and EPI in the amount of NIS 382 million ($102 million); offset by (ii) increase in investments in associates and joint venture due to loss of control on EPI and recording of an investment in the equity method in the amount of NIS 76 million ($ 20 million) (iii) increase in financial asset through profit and loss in the total amount of NIS 86 million ($ 21 million) due to loss of significant influence on Gamida.

The decrease in non-current liabilities in the amount of NIS 158 million ($42 million) in 2018 was mainly attributable to: (i) elimination of other liabilities due to loss of control on PC and EPI in the amount of NIS 75 million ($20 million); (ii) the classification of our notes in the amount of NIS 136 million ($36 million) from non-current liabilities to current liabilities, (iii) buyback of our notes in an amount of NIS 109 million ($29 million). offset by: (iv) issue of convertible bonds in Medical in an amount of NIS 145 million ($39 million) and by other financial liability due to recognition of the conversion component in an amount of NIS 16 million ($4 million).

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

The decrease in current liabilities in the amount of NIS 363 million ($105 million) in 2017 was mainly attributable to: (i) repayment of our bank loan in the amount of NIS 59 million ($17 million), (ii) repayment of PC loans in the amount of NIS 333 million ($96 million), (iii) early redemption of PC notes in the amount of NIS 31 million ($9 million) due to asset sales, and (iv) decreases in amount due to suppliers and service providers in the amount of NIS 236 million ($68 million) due to the sale of all of PC’s commercial centers and the Radisson hotel.

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

Other Loans

We have entered into or assumed liability for various financing agreements, either directly or indirectly through our subsidiaries, for various investments. Set forth below is certain material information with respect to material loans extended to us and our subsidiaries as of December 31, 2018.

Borrower	Lender	Original Amount (par value)	Amount Outstanding on Dec. 31, 2018 (par value)	Interest	Payment Terms
EI	Series I public notes issued to the Public as part of the debt Arrangement	NIS 218 million (approximately $63 million)	NIS 145 million (approximately $39 million)	6% per annum, linked to the Israeli CPI.	Principal and accrued interest is paid in one installment on December 1, 2019.
Principal Security and Covenants

●     First ranking floating charge over all the Company’s assets.

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

●     First ranking fixed pledge on the Company’s rights for repayment of the vendor loan that that was given to the purchaser of the Radisson hotel in Romania (the rights for the repayment of the vendor loan were assigned from the SPV that sold the hotel to the Company). For additional information regarding the vendor loan see “Item 4 – Information on the Company. A – History and development of the Company. Sale of our holdings in the Radisson complex in Bucharest, Romania.”

It should be noted that those pledges are recorded in Israel, the Netherlands and Luxemburg. The pledges include exemptions allowing the disposition of the pledged assets so long as the Company is not in default under the Notes nor Material Adverse Event (as defined under the Notes) shall have been occurred.

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

Events of default include, among other things, the occurrence of an event of default under the Notes or an event that would entitle the Trustee under the Notes or the noteholders to accelerate and redeem the Notes, as well as cross default with other series of notes and delisting from the TASE.

On July 10, 2017, the series “I” noteholders approved a resolution to waive their immediate repayment right, pursuant to the delay in publications of the financial statements and to extend the submission date of the Company’s annual financial statements for the year of 2016 until December 31, 2017 (the “Resolution”).

Borrower	Lender	Original Amount (par value)	Amount Outstanding on Dec. 31, 2018 (par value)	Interest	Payment Terms
Elbit Medical	Series C public notes issued to the Public	NIS 182 million (approximately $49 million)	NIS 182 million (approximately $49 million)	5% in the first two years and 10% in the remaining period	Principal is paid in one installment on March 1, 2022. Accrued interest is paid in semi-annual payments every March 1 and September 1 beginning September 1, 2018 and ending on March 1, 2022
Principal Security and Covenants

●     First ranking fixed pledge on 2,000,162 Ordinary shares of Gamida Cell (and the rights attached thereto) held by the Company.

●     First ranking fixed pledge on 6,774,995 Ordinary shares of Insightec (and the rights attached thereto) held by the Company.

●     First ranking fixed pledge on 6,809,458 Preferred Shares B of Insightec (and the rights attached thereto) held by the Company.

●     First ranking fixed pledge on 18,261,298 Preferred Shares B-1 of Insightec (and the rights attached thereto) held by the Company.

Other Information

The Notes are registered for trade on the TASE.

The Notes are not registered under the Securities Act.

Each NIS1.47 par value in notes are convertible into one Elbit Medical ordinary share.

The trust agreement of the notes includes certain limitations, including on the ability of Elbit Medical to distribute dividends and raise additional debt.

The use of proceeds from the Notes were as follows: (a) payment of all expenses in connection with the issuance of the notes (approximately NIS6 (approximately US$ 1.7 million)); (b) NIS18 million (approximately $ 5 million) were deposited with the trustee and are used for interest payments due on the notes for the first two years; (c) NIS 4 million (approximately $ 1 million) for ongoing operational expenses; and (d) the remaining proceeds were used to repay Elbit Medical’s intercompany debt to the Company in the amount of approximately NIS 153 million (approximately $ 43 million).

The Notes were not registered under the U.S. Securities Act of 1933.

Events of default include, among other things, material deterioration in the Company’s business, the occurrence of an event of default under the Notes or an event that would entitle the Trustee under the Notes or the noteholders to accelerate and redeem the Notes, as well as cross default with other series of notes and delisting from the TASE.

On July 10, 2017, the series “I” noteholders approved a resolution to waive their immediate repayment right, pursuant to the delay in publications of the financial statements and to extend the submission date of the Company’s annual financial statements for the year of 2016 until December 31, 2017 (the “Resolution”).

Should there be grounds for the realization of any of the collaterals, or should a substantial event as defined below occur, then, starting from that date, the following provisions shall apply (hereinafter: “the restricting provisions”); (1) After the Company’s Series "H" bonds are fully repaid, any receipt that the Company is entitled to receive from Elbit Ultrasound (Luxemburg) B.V./S.a will be transferred to the trust account, and used for early repayment of the debt to the series “I” noteholders; (2) The Company shall not be entitled to sell its assets (including, but not limited to, shares in Elbit Ultrasound (Luxemburg) B.V./S.a) valued over 50 million NIS. Despite the above, should the ground for realizing one of the collaterals and/or the substantial event cease to apply (in a manner in which none of the events defined below as a substantial events continue to apply) and within six sequential months no substantial event, nor any grounds for realization of any of the encumbrances apply, then the restricting provisions shall cease to apply at the end of the aforementioned six months. Moreover, should a substantial event apply only as defined in the third alternative in the definition of this term below (a breach against a bank or a financing entity as described below) and should this substantial event cease to apply, and no grounds exist for realization of the collaterals, then, even before sixth sequential months pass after the cessation of the substantial event, the Company will be entitled to sell an asset for a sum greater than 50 million NIS, as long as the proceeds are transferred to a trust account in the trustee’s name, and used for early repayment to the series “I” noteholders.

A “substantial event” means one or more of the following three events: (1) The Company has made a substantial breach (including non-payment) of its obligations against the trustee for the Series I notes or the series “I” noteholders; (2) The Company’s financial reports (published for a period after the execution of the arrangement) carry a going concern notice; (3) The Company is in breach of a payment obligation or financial covenant towards a bank or any other entity that has provided it with credit or a loan.

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

The first four Warning Signs as described above exists in the Company’s financial statements for December 31, 2018. Therefore, the Company publishes this Projected Cash Flow of the Company (on a standalone basis) and the assumptions upon which it is based:

January 1, 2019- November 30, 2019 (NIS Thousands)
Opening balance: Cash and cash equivalents	29
Projected Sources

Sources from realization of assets and business:
Cash flow from sale of our holdings in plot in India (Bangalore site)(1)	15
Cash flow from selling our medical business (2)	4
Cash flow from selling our medical business (3)	129
Cash flow from selling 50% from plot in Kochi (4)	3
Total Sources	180

Projected uses:

Debt service:
Buy back of Series I (5)	8
Principal and interest payment to Series I note holders (6)	144
Other operating expenses

General and administrative expenses	10
Other non-recurring expenses (7)	7
Total Uses	169
Closing balance: Cash and cash equivalents	11

Assumptions and explanations pertaining to the above table:

General assumptions: (i) The Projected Cash Flow is until November 30, 2019, since it assumes full repayment of the Notes (Series I) on November 30, 2019; (ii) the projected cash flow was prepared based on the exchange rates, interest rates and the quoted market price of Elbit medical shares known close to the date of the approval of this annual report as follow:

EURO/NIS	4.09
$USD/NIS exchange rate	3.6
Indian Rupee/NIS exchange rate	0.052
Elbit Medical share price on the TASE	0.91

(1)	On June 2017 EPI signed an agreement for the sale of the plot for a consideration of approximately €44.5 million. On February 4, 2019, the Company announced that the purchaser defaulted on payments and that EPI is considering all legal measures available to it to protect its interest.

During March 2019, the purchaser paid EPI an additional INR 9.25 cores (approximately EUR 1.15 million) and during April 2019 EPI has reached an understandings with the purchaser according to which: (i) the closing date for the transaction will be extended to November 2019 (instead of August 2019), however, the closing date can be further extended to August 2020, subject to mutually agreed payment terms; and (ii) the consideration will be increased to approximately €45.64 (INR 356 crores instead of INR 350 crores).

As of May 10, 2019, the purchaser paid EPI a total of approximately INR 80 crores (approximately €10.25 million) instead of INR 90 crores (approximately €11.8 million) that were supposed to be paid by the end of April 2019. The Company is entitled to 50% out of the consideration paid to EPI (subject to deduction of expenses and taxes).

On May 13, 2019, the Company announced that the purchaser defaulted on payments according to the new understandings signed on April 2019 and that EPI is considering all legal measures available to it to protect its interest.

For additional information see –“Item 4 - Information on the Company – History and Development of the Company – Recent Events - Agreement to sell a Plot in Bangalore, India”.

The Company estimates that notwithstanding the above, EPI will receive €7.3 million from the purchaser until November 30, 2019 (on account of the consideration). The Company is entitled to 50% out of the consideration paid to EPI (subject to deduction of expenses and taxes).

The main assumptions with respect to this valuation are: (i) that there will be no material delays in payments by the purchaser (which could mainly result from liquidity problems of the purchaser including difficulties in obtaining financing for the project in order to execute the payments and to close the transaction); (ii) execution of offshore payments from India are subject to substantive regulations. Changes in the regulations (as was done in previous years) might cause delays in payments or even inability to execute the transaction in its current structure; and (iii) The transaction is quoted in Indian Rupee (“INR”) and therefore any change in the INR/NIS exchange rate might affect the net proceed in NIS.

(2)	On March 27, 2019 Exigent purchased from the Company 3.76 million shares of Elbit Medical in consideration for NIS 3.6 million (i.e. NIS 0.96 per share).

The SPV waived the option it had to purchase additional 54.2 million shares of Elbit Medical.

For more information see “Item 4 - Information on the Company – History and Development of the Company – Recent Events - The Company sold 63,847,954 Elbit Medical shares under two share purchase agreements with Exigent”.

(3)	Those amounts are based on realization of all our remaining shares in Elbit Medical (i.e. 61% of Elbit Medical outstanding share capital) for a price of NIS 0.91 per share which based on Elbit Medical’s average share price on the Tel-Aviv stock exchange during April 2019.

The main assumptions that might affect our ability to sell the said amount of shares for that consideration are: (i) the share price of Elbit Medical in the TASE which can change due to changes in the business results of Elbit Medical (i.e. in the business results of InSightec and Gamida) and / or due to trading trends on the TASE; (ii) the business of Elbit Medical (i.e. in the business of InSightec and Gamida) is denominated and measured in US Dollar, therefore changes in the USD/NIS exchange rate might affect the share price of Elbit Medical and in turn affect the net proceed in NIS; (iii) Low trading volumes in Elbit Medical’s share on the TASE in a manner that will not enable the make such a sale in the TASE under such terms (i.e. amount, price and timing)’ (iv) The absence of buyers / buyers who would be interested in purchasing such a large amount of Elbit Medical shares.

(4)	During March 2019 the Company sold 50% of its stake in the SPV which holds a land plot in Kochi, India in consideration for USD 0.72 million.

(5)	During November 2018 the Company approved a buyback plan for its (Series I) notes in the total amount of NIS 80 million. Since January 1, 2019 till May 10, 2019 the Company purchased NIS 6 million par value notes in consideration for NIS 8 million.

(6)	The outstanding (Series I) notes, as of May 10, 2019 in the total amount of NIS 144 million (including interest until November 30, 2019) is due on November 2019.

(7)	The non-recurring expenses include mainly expenses due to: (i) VAT payments for the years 2006-2018 as mentioned in note 13 a 2 of the Company’s financial statements; (ii) expenses related to bonus to officers and employees of the Company. This amount can mainly be affected by changes in the interest rate and CPI.

It should be clarified that since there is no certainty regarding the Company’s ability to realize the above projection (which is based mainly on the realization of the Company’s assets), concurrently, the Company is examining the possibilities of raising capital and/or debt (private and/or public) to repay its Notes (Series I). The Company is also examining various possibilities for combining the two (i.e. realization of assets together with raising funds). If and to the extent that the Company will not be able to realize assets and/or raise funds in the amount required to repay the Notes (Series I) in full on November 31, 2019, the Company will not have liquid resources for such repayment, and in these circumstances the Company will be in breach of the terms of the Notes (Series I) and might be forced to enter into a debt arrangement with the holders of the Notes (Series I), with all the implications thereof.

The Company has additional cash generating abilities that were not taken into account in preparing the Projected Cash Flow detailed above due to the uncertainty surrounding them. The following describes those additional potential sources and the Company’s assumptions regarding those sources:

Item	Amount (NIS million)	Additional information

Plot in Chennai, India	27	Based on a valuation of the asset done by external valuator for the financial statements as of December 31, 2018. The said amount is the amount that the Company will receive from a future sale of the plot (if any) taking into account the Company’s holding percentage in EPI.
		It should be noted that EPI signed a term sheet for the sale of its rights in the plot in consideration for USD14.4 million, however, on March 4, 2019, we announced the initiation of an arbitration proceeding against the buyer due to failure of the buyer to complete the transaction. For additional information see–“Item 4 - Information on the Company – History and Development of the Company – Recent Events - Joint Development Agreement and Term Sheet with respect to our Plot in Chennai, India”.

Plot in Bangalore, India	47	Based on a valuation of the Asset that was determined based on appraisal done by external valuator for the financial statements as of December 31, 2018 net from expected amounts during 2019 as mention above. The said valuation is lower than the consideration that was determined in the agreement for the sale of the plot that was breached. For additional information about the agreement for the sale of the plot (that was breached) see –“Item 4 - Information on the Company – History and Development of the Company – Recent Events - Agreement to sell a Plot in Bangalore, India”.

Plot in Kochi, India	2.5	Based on transaction signed on January 14, 2016 for the sale of this plot. For additional information see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement for the sale of Land Plot in Kochi, India”.

Elbit Medical converted notes	2

The Company holds 2.1 million par value notes of Elbit Medical (which are subject to certain restrictions on sale pursuant to the Israeli Securities Law). For additional information see–“Item 4 - Information on the Company – History and Development of the Company – Recent Events - Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company”.

The said amount is based on the average closing price of the notes during April 2019 in the Tel Aviv Stock Exchange.

Share in PC (45%)	-	Due to the significant debt of PC to its creditors and the going concern note included in PC’s financial statements, the Company assume that its equity position in PC is negligible.

Vendor loan in respect of the sale of our holding in Radisson	36

Represents the principal and interest payments with respect to a €8 million vendor loan which was granted by the Company to the purchased of the Radisson Blu Hotel, however, on April 2019 the Company received a notice from the purchaser claiming that it is entitled to indemnification in the amount of approximately €3 million, due to the alleged breach of certain warranties in the purchase agreement. The Company objects to the indemnification demand, but if and insofar as the indemnity claim is found justified, then under certain circumstances it may be offset from the vendor loan.

For further details regarding the said transaction and the vendor loan see Item 4 - Information on the Company – History and Development of the Company – Recent Events - Sale of our holdings in the Radisson complex in Bucharest, Romania”).

The main assumptions that might affect those amounts are: (i) The loan was given as collateral for customary post-closing liabilities of the SPV, whereby the purchaser may offset adjudicated losses which may be incurred by it as a result of a breach of warranties or in respect of certain indemnities given under the agreement; (ii) The transaction is quoted in EURO and therefore any change in the EURO/NIS exchange rate might affect the net proceed in NIS.

Total	114.5

Previous cash flow – actual vs. plan

There were material differences between the projected cash flow as published by the Company on its 2018 semi-annual financial statements and the actual cash flow as for 31.12.2018 and therefore the Company includes a comparison table between them and its explanations for those differences:

	July 1, 2018- December 31, 2018 (NIS Thousands) (Forecast)	July 1, 2018- December 31, 2018 (NIS Thousands) (Actual cash flow)
Opening balance: Cash and cash equivalents	68	68
Projected Sources

Sources from realization of assets and business:
Cash flow from sale of our holdings in plot in India (Bangalore site) (1)	4	1
Cash flow from sale of our holdings in plot in India (Chennai site) (2)	28	0
Cash flow from selling our medical business (3)	111	58
Total Sources	143	59

Projected uses:

Debt service:
Buy back of Series I (4)	70	87
Payments to our subsidiary Plaza centers NV	7	5.5
Other operating expenses

General and administrative expenses	4	3.5
Other non-recurring expenses (5)	7	2
Total Uses	88	98
Closing balance: Cash and cash equivalents	123	29

(1)	The difference between the actual to the projected cash flow is due to the default of the purchaser on payments due to EPI. However, the entire amount was paid by the end of the first quarter of Q1 2019. For additional information see sub section (1) above and – “Item 4 - Information on the Company – History and Development of the Company – Recent Events - Agreement to sell a Plot in Bangalore, India”.

(2)	The difference between the actual to the projected cash flow is due to the default of the purchaser on payments due to EPI. For additional information see –“Item 4 - Information on the Company – History and Development of the Company – Recent Events - Joint Development Agreement and Term Sheet with respect to our Plot in Chennai, India”.

(3)	On August 2018 the company signed a Share Purchase Agreement (“SPA”) with an SPV related to Exigent Capital Group (“SPV”) for the sale of between 11,574,146 to 115,741,467 ordinary shares of Elbit Medical for a price per share of NIS 0.96. In November the company completed the sale of 60,087,537 ordinary shares of Elbit medical for total consideration of NIS 58 million. The SPV waived the option it had to purchase additional shares of Elbit Medical for an additional NIS53 million. For more information see “Item 4 - Information on the Company – History and Development of the Company – Recent Events - The Company sold 63,847,954 Elbit Medical shares under two share purchase agreements with Exigent”.

(4)	During November 2018 the Company’s board of directors approved a new buyback plan for its Notes (Series I) in the total amount of NIS 80 million and the Company purchased additional Notes (Series I). For additional information see sub section (4) above.

(5)	The difference in the non-recurring expenses were mainly due to a settlement agreement between the Company and the Israeli Tax authorities. For more information see “Item 4 - Information on the Company – History and Development of the Company – Recent Events - Settlements with Israeli Tax Authorities”.

This Section contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and includes relating to: (i) the possibility of completing the transaction for the sale of Elbit Medical’s shares; (ii) executing the buyback plan for the Notes (Series I); and/or (iii) Receipt of funds from transactions for the sale of any of the plots in India. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those projected, expressed or implied in the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company will not succeed in selling Elbit Medical’s shares, the risk that the parties will fail to satisfy conditions precedent for closing the transaction, the risk that the buyer of Elbit Medical’s shares will be unable to complete the transaction and purchase Elbit Medical shares, the risk that the Company will decide to suspend the buyback Plan for the Notes (including due to market conditions), and risk that the Company will be unable to sale the plots in India (inter alia due to market conditions or lack of demand for such plots in India). More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in “Item 3 - Key Information - Risk Factors”. Any forward-looking statements contained in this Section speaks only as of the date of this report, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in this Section will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Israeli government encourages industrial companies by grants for research and development activities through grants by the National Authority for Technological Innovation, or (“NATI”) (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS).

Each of InSightec’s and Gamida’s research and development efforts had been financed, in part, through NATI grants. InSightec and Gamida (only for Gamida’s NiCord development) have received or were entitled to receive grants totaling $29.8 million and $29.3 million, respectively, from NATI since their respective inception and each of them is required to repay such grants through payment of royalties to NATI each respective revenues until the entire amount is repaid.

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

The total NATI grants received by InSightec during 2018, 2017 and 2016 were nil, $ 0.1millon and $1.5 million, respectively, and the total NATI grants received by Gamida during 2018, 2017 and 2016 were $ 2.4 million $2.9 million and $4.3 million, respectively.

D.	TREND INFORMATION

India

Amidst the uncertainty in the world economy and the challenges being faced by emerging economies, India continues to be a vibrant economy. According to a new study by the World Economic Forum, the Indian economy is expected to become the world’s third largest consumer market. It will be second only to the United States and China. Presently, the Indian economy is the sixth largest economy in the world. The study by World Economic Forum stated that by 2030 private consumption, which is more than 50% of the GDP, will grow to approximately USD 6 trillion. According to the IMF’s database, India’s contribution to world growth has risen from 7.6 per cent during 2000-2008 to 14.5 per cent in 2018 Indian economy has witnessed an accelerated pace of domestic reforms in recent years. These reforms include, inter alia, the flexible inflation-targeting monetary policy framework, the Insolvency and Bankruptcy Code (IBC), the Goods and Services Tax (GST) and steps for enhancing foreign investments by liberalizing the FDI regime and undertaking efforts to provide a conducive business climate. India has witnessed significant disinflation since 2012-13 - with headline CPI inflation moderating from an annual average of 10.0 per cent in 2012-13 to 3.6 per cent in 2017-18 and 3.7 per cent in 2018-19 so far (April-December).

India’s external sector has remained resilient in recent period despite terms of trade losses due to the firming up of international crude prices and uncertain global demand conditions. The current account deficit since FY 2013-14 has been below 2 per cent of GDP, though it rose to 2.7 per cent in the first half of the financial year 2018-19 reflecting elevated crude oil prices

The Indian economy is likely to grow at 7% in 2018-19 as against 6.6% in 2017-18.

The real estate sector in India is witnessing a charged pace of transformation. Being India’s second largest employer, the sector holds a prominent place in the country’s commercial system, and any shifts in its impact the economy as a whole. The residential market in India has seen a steady upward momentum during 2016 and 2017 with the cumulative sales of residential apartments standing at 2,44,830 units and new apartment launches at 2,33,387 units. The housing sector, which currently contributes to nearly 5-6% of India’s GDP, will nearly double its contribution to an estimated 11.2% by 2020.

Bangalore

In comparison to 2017 there was three times rise in new launches in the city in 2018. New launches during Q4 of 2018 were dominated by the mid segment which accounted for 49% of the share, followed by the affordable category with a 16% share. 2018 clocked a strong finish for the Bengaluru office market which saw gross leasing activity exceeding 15 MSF. and vacancy remaining anchored to single digits. At nearly 8.0 MSF, net absorption was largely on par with 2017.Chennai

Quarterly launches were higher on a QoQ basis for the second consecutive quarter, with around 3000 units launched in Q4 of 2018, an increase of 7% QoQ. A major chunk of the new units launched in Q4 were in the affordable segment with 70% of the units launched priced below INR 3.5 million in ticket size terms. Most of the affordable launches were seen in peripheral locations which have benefited from improved connectivity in recent times. Sale momentum has shown signs of a slow revival with buyers who were fence-sitters executing their purchase decisions and this is allowing sales to hold steady. Buyers continue to prefer completed projects over under-construction properties. With sentiments improving and buyers getting active, we expect capital values to remain largely range bound with a slightly upward bias in the coming quarters.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The following are our off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe are material to investors:

●	In the framework of the transactions for the sale of our holdings in certain subsidiaries or projects, or the realization and sale of certain business activities, we have undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e.: that the assets and/or the shares sold are owned by us and are free from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are capped to the purchase price in each respective transaction. (ii) Indemnifications in respect of other representations and warranties included in the sales agreements (such as: development of the project, responsibility to defects in the development project, tax matter, environmental matters, employees and others). Such indemnifications are limited in time and are generally caped to certain percentages of the purchase price. To our best knowledge as of the approval date of our consolidated financial statements, no claim of any kind which was not reflected in the financial statement was received by us with respect to these indemnifications.

●	A former subsidiary of PC incorporated in Prague (“Bestes”), which was sold in June 2006 is a party to an agreement with a third party (“Lessee”), for the lease of commercial areas in a center constructed on property owned by it, for a period of 30 years, with an option to extend the lease period by an additional 30 years, in consideration for €1.9 million, which has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease, subject to fulfillment of certain conditions set forth in the agreement. In case the Lessee leaves the mall before expiration of lease period PC will be liable to repay the remaining consideration in amount of €1.77 Million as of balance sheet date. PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it. The Company is guarantor to this agreement.

●	We and our subsidiaries have entered into indemnification agreements with our respective directors and officers. For more information, see Note 13b to our consolidated financial statements for the year ended December 31, 2018.

●	As for indemnification agreements granted by Elbit medical to Gamida and Insightec and their officers, employee and shareholders, see Note 13b5 to our consolidated financial statements for the year ended December 31, 2018.

●	As required under the lease agreement for executive offices we provided bank guarantees to secure our compliance with the terms of the agreement in the total amount of approximately NIS 0.1 million ($0.03 million).

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations consist mainly of: (i) long-term borrowings (mainly notes); (ii) commitments towards suppliers and government institutions and (iii) other long-term liabilities reflected in the balance sheet are generally linked to other indexes (such as the Israeli consumer price index). Below is a summary of our significant contractual obligations as of December 31, 2018 in NIS, based upon the representative exchange rate of the NIS as of the balance sheet date, against the currency in which the obligation is originally denominated or based on the respective index of the Israeli consumer price index as of December 31, 2018. Actual payments of these amounts (as are presented in our consolidated financial statements) are significantly dependent upon such exchange rates or indexes prevailing as at the date of execution of such obligation, and therefore may significantly differ from the amounts presented herein below.

	Payments due by Period (in NIS thousands)
Contractual Obligations as of December 31, 2018	Total	Less than 1 Year	2-3 Years	4-5 Years (and thereafter)
Long-Term Debt (1)	388,775	163,095	36,660	189,000
Operating Leases (2)	133	133	-	-
Total	388,888	163,228	36,660	189,000

(1)	Long term debt includes interest that we will pay from January 1, 2019 through the loan maturity dates. For additional information in respect of the long-term debt, see “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Other Loans.”

(2)	Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. This table includes the lease obligation based on the most recent available information.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors, executive officers and other key employees of the company as of the date of this annual report except as otherwise noted below:

NAME	AGE	POSITION
Ron Hadassi	54	CEO and Chairman of the Board of Directors and Director
Alon Bachar (1) (2)	48	Director
Nitzan Gozlan (1) (2)	53	Director
Boaz Lifschitz (2)	49	Director
Nadav Livni (1)	44	Director
Yael Naftali	39	Chief Financial Officer

(1)	Member of the audit committee

(2)	Member of the compensation committee

RON HADASSI. Mr. Hadassi serves as the Chairman of our Board of Directors since March 2014 and as the Chief Executive Officer of the Company since January 2018. Mr. Hadassi also serves as the Chairman of Elbit Medical Technologies Ltd Board of Directors since March 2014. Mr. Hadassi also serves as the Chairman of Plaza Centers N.V Board of Directors since March 2014. Mr. Hadassi has served as Senior Manager of the Bronfman-Fisher Group until 2002, as well as the Vice Chairman of Super-Sol Ltd., Isralom Properties Ltd., and Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries Ltd.). Mr. Hadassi also served until the summer of 2015 as Executive Chairman and until March 2014 as acting Chief Executive Officer of Nanette Real Estate Group N.V. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), and until 2015 as Chairman of a subsidiary. Mr. Hadassi serves as a director of the Carmel Winery. Mr. Hadassi has served on the boards of public companies, including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group N.V. Ltd. and Olimpia Real Estate Holdings (as well as its subsidiaries). Mr. Hadassi is a banking and finance lecturer at Hebrew University, Jerusalem, the Interdisciplinary Center, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL. B and a MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

ALON BACHAR. Mr. Bachar serves as a member of our Board of Directors since March 2014. Mr. Bachar serves as a member of Elbit Medical Board of Directors since March 2014. Mr. Bachar has served as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and in addition currently serves as a Chief Executive Officer of Shefa Success Logistic (B.P) Ltd. Mr. Bachar served in the past as a director of various private and public companies, such as Sufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

NITZAN GOZLAN – Ms. Gozlan served as a member of our Board of Directors since December 2017. Ms. Gozlan is a co-founder of a company that provides lectures on the topics of financial management of companies and was a lecturer at the MA program in Kibbutzim Education College, Tel Aviv, from 2015 until 2018. From 2011 until 2016 Ms. Gozlan served as an external director, chairman of the balance committee and a member of the audit committee of Isralom Properties Ltd. From 1996 until 1998 Ms. Gozlan served as the Head of Policy Production Department at Peltours Insurance Company Ltd. From 1994 until 1995 Ms. Gozlan served as an Internal Auditor in Bank Egud Ltd and from 1991 until 1994 she served as a business analyst in Dan and Bradstreet, Israel Ltd. Ms. Gozlan holds a BA in Finance and Marketing and an MA in Educational Management and Leadership, both from the Centre for Academic Studies, Or Yehuda, Israel. In addition, Ms. Gozlan holds a Ph. D in Education from the International University of Business & Law – IUBL, USA.

BOAZ LIFSCHITZ. Mr. Lifschitz has served as a member of our Board of Directors since March 2014. Mr. Lifschitz is a co-founder and General Partner of Peregrine Ventures, a venture capital fund founded in 2001. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz serves as a director of Magento Inc., Eve Pharma Ltd., PayzDay Ltd. and other privately held companies. Mr. Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

NADAV LIVNI. Mr. Livni has served as a member of our Board of Directors since March 2014. Mr. Livni is the founder and Managing Director of The Hillview Group, an independent Merchant Bank and Alternative Asset Manager, with offices in London and New York. Since 2006, The Hillview Group has expertly managed over $10 billion of strategic capital market transactions and principal investments, with a focus on asset-backed sectors including: real estate, healthcare, multifamily and financial services. Prior to founding The Hillview Group, Nadav worked in the Investment Banking divisions of Deutsche Bank, Goldman Sachs and KPMG, Nadav participated in over $100 billion of transactions in the real estate, financial services, healthcare and consumer sectors, specializing in mergers and acquisitions, structuring innovative funds and all aspects of capital raising in the public and private markets. Nadav is a qualified Chartered Accountant, holds a Bachelor of Commerce from the University of the Witwatersrand, an MSc. in Finance from City University Business School and is a guest speaker at London Business School on the topics of private equity and real estate investment.

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

Aggregate 2018 Compensation of Directors and Officers of the Company

The aggregate compensation paid to or accrued on behalf of all persons as a group (6 persons– who served in the capacity of director or executive officer in the year ended December 31, 2018 was approximately NIS 3,833 (approximately $1,023). Such aggregate amount includes management fees, director’s fees salaries and certain fringe benefits and accrued amounts in respect of pensions and retirement benefits but does not include stock-based compensation expenses relating to options granted to our directors and officers.

In addition, the company issued option to its officers pursuant to various Employees Stock Option Plans adopted by us, our subsidiaries and our associates. For information regarding the terms of grant and exercise under all plans, see “Item 6E – Share Ownership”.

The table below reflects the compensation granted (including accrued compensation) during the year ended December 31, 2018 to office holders in the Company and its controlled companies in connection with their service in the Company and/or in its controlled subsidiaries. We refer to the following individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2018 plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by the respective D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law.

Name and Principal Position (1)	Salary Cost (2)	Consultancy Fees	Bonus (3)	Equity-Based Compensation (4)	Termination cost (5)	Total (NIS Thousands)
	(NIS Thousands)
Ron Hadassi – Elbit Imaging’s - Chairman of the Board and CEO	980	779	194	180	125	2,258
Yael Naftali Elbit Imaging’s CFO	758	-	149	38	115	1,060

(1)	Unless otherwise indicated herein, all Covered Executives are employed on a full-time (100%) basis, except for Mr. Ron Hadassi whose scope of work (as our Chairman of the Board of Directors and Chief Executive Officer is 80%.

(2)	Salary cost includes the Covered Executive’s gross salary plus payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, car, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(3)	Represents annual bonuses granted to the Covered Executives based on formulas set forth in their respective employment agreements.

(4)	Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2018 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2s to our consolidated financial statements included in this annual report on Form 20-F for the year ended December 31, 2018.

(5)	Termination costs include payment made to retired employees during the year ended December 31, 2018 and/or accrued provision recorded in the Company’s consolidated financial statements for the retirement of any Covered Executive.

Director Compensation

We pay our directors (other than our Chairman and CEO, Ron Hadassi) based on the amount payable to external directors under the Companies Regulations (rules regarding compensations and expenses to external directors), 2000 (the “Compensation Regulations”) taking into account our shareholders’ equity as of the end of the previous year. Accordingly, in 2018, we paid each of our directors (both external and others) NIS 37,115 (approximately $ 9,902 per year and NIS 3,300 (approximately $ 880) per meeting (or 50% - 60% of the said amount in case they did not physically attend the meeting).

Adoption of Compensation Policy

In August 2014, following our shareholders’ approval, we adopted a revised compensation policy for our officers and directors (the “Compensation Policy”), in accordance with Amendment No. 20 to the Israeli Companies Law, pursuant to which we are required to determine the compensation of our officers and directors in accordance with a compensation policy. In March 2016, October 2016 and October 2018, following our shareholders’ approvals, we adopted an amendments to our compensation policy (the “Amendments”). The Compensation Policy and the Amendments was previously approved by our board of directors, upon recommendation of our Compensation Committee. An English translation of the Compensation Policy and the Amendments were filed with the Securities and Exchange Commission. For further discussion regarding the Compensation Policy and the Amendments, please see “Item 10B – Memorandum and Articles of Association” below, and our Reports on Form 6-K filed on July 10, 2014, August 14, 2014, February 24, 2016, September 6, 2016 and August 27, 2018 (as exhibit to the proxy statement of the March 31, 2016 extraordinary shareholders meeting, the October 13, 2016 annual shareholders meeting, and the October 4, 2018 annual and extraordinary shareholders meeting, respectively) which are incorporated herein by reference.

Services of Our Chairman and CEO, Mr. Ron Hadassi

In December 2017, our shareholders approved the terms of a compensation for Mr. Hadassi for his services as the Chairman of our Board of Directors and our Chief Executive Officer as part time position (80% of his working time), effective as of January 1, 2018. Our shareholders approved certain amendments to the terms on October 4, 2018. The main terms of his compensation are as follows:

●	A fixed cash fee of NIS 60,000 per month, which will be linked to the Israeli consumer price index (the “Fixed Compensation”). Additional payments, benefits and expenses, including a company car and related expenses, income tax and VAT in the total amount of 55% of the Fixed Compensation, including any applicable taxes deriving from the Fixed Compensation and benefits. Notwithstanding the foregoing, any amounts of VAT refundable to (or subject to offset by) the Company shall be in addition to the Fixed Compensation and such 55% addition. Compensation for Ron Hadassi’s position as the Chairman of our affiliate, PC, is at monthly cost of up to $18,000 Furthermore, the total fixed cost per annum of Ron Hadassi’s employment with the Company as the CEO and Chairman of the Board of the Company and as the Chairman of PC shall not exceed NIS 1,900,000 and if required, Ron Hadassi’s fixed monthly compensation from the Company shall be reduced accordingly in order to meet this limitation.

●

Annual bonus of up to 5 salaries (i.e., NIS 300,000) for achieving Company goals determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy.

In addition, and notwithstanding the provisions of the Company’s Compensation Policy, in case there is a “going concern note”, then the entitlement to a bonus for that year (beginning from the year 2016) will be brought for further discussion and approval before the Compensation Committee, which will decide as follows:

1. If and to the extent that the Committee believes that the “going concern note” is due to the Company’s cash flow difficulties, then the bonus will not be paid.

2. If and to the extent that the Committee believes that the “going concern note” is not due to a difficulty in the cash flow of the Company, then it may approve the bonus in whole or in part according to the relevant circumstances.

●

A special bonus (in addition to the annual bonus) based on the realization of two main assets of the Company (one of them is the Radisson Blu Hotel that was sold and the other is the holdings in InSightec).

In addition to the special bonus for the realization of assets, upon fulfillment of both of the two following conditions, a special bonus of five month’s gross 5 salary:

(1)   The full repayment of the Company’s notes (Series I) from: (1) the cash balance of the Company; (2) proceeds from the sale of assets; and/or (3) raising new debt, provided however, that the remaining net debt of the Company following the full repayment of notes (Series I) shall not exceed NIS 60 million; and

(2)    The continuation of full or part-time employment until December 31, 2019 (provided there is no dismissal in circumstances that grant the Company the right to dismiss without payment of severance pay).

●	The cumulative annual bonus (for any calendar year beginning from 2018), in respect of the ordinary bonus plus the special bonus, shall not exceed eight month’s gross salary (i.e. NIS 480,000).

●	38,445 options exercisable (in consideration price for an exercise price of 13.426 NIS per share) into 38,445 ordinary shares, with no par value, of the Company, constituting approximately 0.4% of the Company’s issued and outstanding share capital on a fully diluted basis, and 12,298,913 options exercisable (in consideration price for an exercise price of 0.106 NIS per share) into 6,149,456 ordinary shares, with no par value, of our subsidiary Elbit Medical Technologies Ltd. (“Elbit Medical”), constituting approximately 0.33% of Elbit Medical’s issued and outstanding share capital on a fully diluted basis, both with a vesting period of 3 years, subject to Mr. Hadassi’s continued service with the Company.

●	Mr. Hadassi shall be entitled to a three month notice period prior to the termination of his position.

●	Mr. Hadassi shall be entitled to receive six salaries retirement bonus (i.e., NIS 360,000).

●	Mr. Hadassi shall be covered under the Company’s Directors and Officers liability insurance policies and the Company’s indemnification to its officers.

Services of our CFO, Ms. Yael Naftali

In November 2017, our shareholders approved the terms of compensation for Ms. Naftali for her services as the Company’s Chief Financial Officer and as the Chief Executive Officer of Elbit Medical, effective as of January 1, 2018. Our Board of Directors approved certain amendments to the terms on July 2018. The main terms of her compensation are as follows:

●	A fixed salary of NIS 50,000 per month and as of January 1, 2019 NIS 52,500 per month.

●	Annual bonus of up to 4 salaries (i.e. NIS 200,000 in 2018 and NIS 210,000 in 2019) for achieving Company goals determined by the Compensation Committee and Board of Directors in accordance with the Company’s Compensation Policy.

In addition, and notwithstanding the provisions of the Company’s Compensation Policy, in case there is a “going concern note”, then the entitlement to a bonus for that year (beginning from the year 2016) will be brought for further discussion and the approval before the Compensation Committee, which will decide as follows:

1. If and to the extent that the Committee believes that the “going concern note” is due to the Company’s cash flow difficulties, then the bonus will not be paid.

2. If and to the extent that the Committee believes that the “going concern note” is not due to a difficulty in the cash flow of the Company, then it may approve the bonus in whole or in part according to the relevant circumstances.

●	Ms. Naftali was granted 6,371,100 options exercisable into 3,185,550 shares of Elbit Medical and subsequently exercised all such options. During 2016 Ms. Naftali was granted 10,000,000 options exercisable (in consideration for an exercise price of NIS 0.1 per share) into 5,000,000 shares of Elbit Medical. One third of such options were vested and exercised. Another third of those options have vested but have not been exercised and another third of such options have not yet vested.

●	Ms. Naftali will be entitled to receive a retirement bonus equal to 6 salaries (3 salaries calculated based on the gross monthly salary and 3 salaries calculated based on the cost of salary to the Company).

●	Special bonus (in addition to the annual bonus): (i) bonus for the realization of two main assets of the Company (one of them is the Radisson Blu Hotel that was sold and the other is the holdings in InSightec), and (ii) NIS 255,000 if and to the extent that the following two criteria are met:

(1) The full repayment of the Company’s notes (Series I) from: (1) the cash balance of the Company; (2) proceeds from the sale of assets; and/or (3) raising new debt, provided however, that the remaining net debt of the Company following the full repayment of notes (Series I) shall not exceed NIS 60 million; and

(2) The continuation of full or part-time employment until December 31, 2019 (provided there is no dismissal in circumstances that grant the Company the right to dismiss without payment of severance pay).

●	A two month notice prior to termination of employment.

●	Ms. Naftali shall be covered under the Company’s Directors and Officers liability insurance policies and the Company’s indemnification to its officers.

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

On October 4, 2018, our shareholders approved the extension of the consultancy agreement by one additional year (i.e., from October 14, 2018 until October 13, 2019). The consideration during the extension period shall be annual compensation for services to both Insightec and Gamida in the total amount of NIS 29,270 and NIS 930 for each meeting of the Board of Directors of Insightec or Gamida or any of their committees attended in person. Such fees are in addition to the fees Mr. Lifschitz is entitled in his capacity as a member of the Board of Directors of the Company and Elbit Medical. Should Mr. Lifschitz cease to serve as a member of the Board of Directors of Insightec or as an observer in Gamida, then the annual compensation shall be reduced by 50%. Should Mr. Lifschitz cease to hold his office in Insightec and Gamida then the consultancy agreement will be terminated.

C.	BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as the audit committee, the internal auditor and approvals of interested-party transactions. The Nasdaq has determined to remove from listing the ordinary shares of the Company, effective at the opening of the trading session on May 13, 2019. After delisting, NASDAQ rules are no longer applicable to the Company, while Israeli and other relevant provisions of U.S. securities laws will continue to apply.

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

Election of Directors

Pursuant to our Amended and Restated Articles of Association, the size of our board of directors shall be no less than four persons but no more than seven, excluding any external directors. Our directors are generally elected by our shareholders at the annual meeting of the shareholders by a simple majority. The directors hold office until the next annual meeting of our shareholders. Our board of directors may appoint additional directors to our board of directors in the event of a vacancy on or an enlargement of the board of directors up to the maximum number provided in our articles of association. Any director so appointed will hold office until the next annual meeting of the shareholders. Our board of directors currently consists of six members.

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

Alternate Directors

Our Amended and Restated Articles of Association provide that any director, other than the external directors, may, by written notice to us, appoint another person, who is not a director, to serve as an alternate director, subject to the approval of the chairman of the board. In the case of an appointment made by the chairman, such appointment shall be valid unless objected to by the majority of other directors. The term of appointment of an alternate director is unlimited in time and scope unless otherwise specified in the appointment notice, or until notice is given of the termination of the appointment. No director currently has appointed any other person as an alternate director. The Companies Law stipulates that a person who serves as a director may not serve as an alternate director and that external director may not appoint alternate directors, except under very limited circumstances. An alternate director has the same responsibility as a director and shall possess all the required qualifications to serve as a director.

External Directors

Under the Companies Law, Israeli companies whose shares are listed for trading on a stock exchange or have been offered as securities to the public in or outside of Israel are required to appoint at least two “external directors.”

The Companies Law provides that a person may not be appointed as an external director of a company if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

●	the company;

●	any entity controlling the company; or

●	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, excluding service as an outside director of a company that is offering its shares to the public for the first time. The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

Under the Israeli Companies Law, a public company is required to appoint as an external director a person who has “professional expertise” or a person who has “financial and accounting expertise,” provided that at least one of the external directors must have “financial and accounting expertise.”

Under the Israeli Companies Law regulations, a director having financial and accounting expertise is a person who, due to his education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the Israeli Companies Law regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or another academic degree or has completed other higher education studies, all in an area relevant to the main business sector of the company or in a relevant area of the board of directors position, or has at least five years of experience in one of the following or at least five years of aggregate experience in two or more of the following: a senior management position in the business of a corporation with a substantial scope of business, a senior position in the public service or a senior position in the main field of the company’s business.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. In addition, if at the time an external director is appointed all current members of the board of directors who are neither controlling shareholders nor relatives of controlling shareholders are of the same gender, then the external director to be appointed must be of the other gender.

External directors are to be elected by a majority vote at a shareholders meeting, provided that either (1) the majority of shares voted at the meeting, including at least a majority of the votes of the shareholders who are not controlling shareholders (as defined in the Israeli Companies Law), do not have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder), vote in favor of the election of the director without taking abstentions into account; or (2) the total number of shares of the abovementioned shareholders who voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for two additional terms of three-years each.

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director except for the audit committee, which is required to include all external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company.

Board Committees

Our board of directors has established an audit committee and a compensation committee, as described below:

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee, that should be comprised of at least three directors including all of the external directors.

In addition, the Israeli Companies Law provides that the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, must be “independent” (as such term is defined below), and that the chairman of the audit committee must be an external director. In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board of directors, the controlling shareholder and her or his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder. Any persons not qualified from serving as a member of the audit committee may not be present at the audit committee meetings during the discussion and at the time decisions are made, unless the chairman of the audit committee determines that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Israeli Companies Law.

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

The role of the audit committee under the Israel Companies Law is to examine suspected flaws in our business management, in consultation with the internal auditor or our independent accountants and suggest an appropriate course of action in order to correct such flaws. In addition, the approval of the audit committee is required to effect specified actions and related party transactions.

Additional functions to be performed by the audit committee include, among others, the following:

●	the determination whether certain related party actions and transactions are “material” or “extraordinary” for purposes of the requisite approval procedures;

●	to determine whether to approve actions and transactions that require audit committee approval under the Israel Companies Law;

●	to assess the scope of work and compensation of the company’s independent accountant;

●	to assess the company’s internal audit system and the performance of its internal auditor and if the necessary resources have been made available to the internal auditor considering the company’s needs and size; and

●	to determine arrangements for handling complaints of employees in relation to suspected flaws in the business management of the company and the protection of the rights of such employees.

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

Compensation Committee

According to the Israeli Companies Law, the board of directors of a public company must establish a compensation committee. The Israeli Companies Law requires that the compensation committee consist of at least three directors and include all of the external directors who must constitute a majority of its members. The remaining members must be qualified to serve on the audit committee pursuant to the Israeli Companies Law requirements described above. The compensation committee chairman must be an external director and any persons not qualified to serve as a member of the compensation committee may not be present at the compensation committee meetings during the discussion and at the time decisions are made, unless the chairman of the compensation committee determines that the presence of such person is required to present a matter to the meeting or if such person qualifies under an available exemption in the Israeli Companies Law.

Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to such compensation policy from time to time, to review its implementation and approve the actual compensation terms of office holders prior to approval by the board of directors, and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval. The members of our compensation committee are Nitzan Gozlan, Boaz Lifschitz and Alon Bachar.

Financial Statements Review Committee

Pursuant to regulations promulgated under the Companies Law, the financial reports of a public company such as our company may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with: (1) the valuations and estimates used in connection with the consolidated financial statements; (2) the internal controls related to financial reporting; (3) the completeness and appropriateness of disclosure in the consolidated financial statements; (4) the accounting policy adopted and accounting treatment applied in the material matters of the company; and (5) valuations, including the assumptions and estimates underlying them, on which data in the consolidated financial statements is provided. The Financial Statements Review Committee must consist of at least three members, the chairperson of the committee must be an independent director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the members having “financial and accounting expertise” (as discussed above).

Pursuant to the regulations promulgated under the Companies Law, our audit committee serves as the Financial Statements Review Committee subject to fulfillment of the aforementioned conditions.

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

For information on the duties of directors, officers and shareholders and requirements for the approval of related-party transactions, please see “Item 10B - Memorandum and Articles of Association”.

D.	EMPLOYEES

As of March 31, 2019, we employed or contracted 5 persons as employees, administration and managerial services, all of whom work out of our headquarters in Israel.

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

Incentive Plan for the Chairman of our Board, Mr. Ron Hadassi

As part of the compensation plan for the Chairman of our Board, Mr. Ron Hadassi, approved at our General Meeting held in October 2016 (the “Chairman’s Incentive Plans”), Mr. Hadassi was granted options exercisable in to 38,445 ordinary shares, no par value, of the Company, constituting approximately 0.4% of our issued and outstanding share capital on a fully diluted basis. In addition, Mr. Hadassi has been granted with 12,298,913 options convertible into maximum 6,149,456 shares of Elbit Medical constituting approximately 0.33% of our issued and outstanding share capital on a fully diluted basis.

2011 Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s Shares

In April 2011, our board of directors adopted the Elbit Employees and Officers Incentive Plan for Elbit Medical Technologies Ltd.’s shares (the “2011 Plan”) for the grant of options exercisable into ordinary shares of Elbit Medical. The exercise price of each option will be reduced upon distribution of dividends, stock dividends etc. The exercise mechanism of the options into Elbit Medical’s shares will be as follows: at the exercise date the Company shall transfer to each exercising option holder shares of Elbit Medical (owned by the Company) equal to the difference between (A) the price of Elbit Medical’s shares on the TASE on the exercise date, provided that if such price exceeds 100% of the exercise price, the opening price shall be set as 100% of the exercise price (the “Capped Exercise Price”); less (B) the exercise price of the options; and the result (A minus B) will be divided by the Capped Exercise Price.

The following table details the number of issuable options under the 2011 Plan and their status as for 31.12.2018:

	granted	max exercisable number of shares	average exercise price (NIS)	vested	average contractual life

Number of options	2,587,568	1,293,784	0.95	1,012,455	2.87
options granted to key personnel:

CEO& chairman of the board	1,024,909	512,455	0.85	512,455	2.78
CFO	833,333	416,667	0.8	416,667	2.25

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

We had 9,190,808 ordinary shares outstanding as of May 10, 2019. The voting rights of all shareholders are the same. The following table sets forth certain information as of May 10, 2019, unless stated otherwise, concerning: (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares Beneficially Owned	Approximate Percentage of Shares
York Capital Management Global Advisers LLC and/or certain funds and/or accounts managed by it or its affiliates (1)	1,740,485	18.9%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates (2)	1,314,528	14.3%
All of our officers and directors as a group. (3)	12,815	0.14%

(1)	Based on the Schedule 13G/A filed with the SEC on February 14, 2019.

(2)	Based on information provided by the shareholder to the Company.

(3)	Taking into account options that are vested.

York Capital Management Global Advisers LLC and Davidson Kempner Capital Management LP, together with their respective affiliates, are holders of our Notes (Series I) and Elbit medical notes. For further detail, see note 17d to our annual consolidated financial statements incorporated herein by reference.

B.	RELATED PARTY TRANSACTIONS

Repayment of Elbit Medical debt to the Company

On March 9, 2018, we announced that following Elbit Medical’s public offering of a new series of notes, Elbit Medical had transferred approximately NIS 151 million (approximately $ 43.7 million) to the Company as an early repayment on account of its debt to the Company. The balance of Elbit Medical’s debt to the Company, in the total amount of approximately NIS 2 million (approximately $ 580 thousand) was converted into approximately NIS 2 million of par value notes from the new series of notes.

York’s investment in InSightec Series E Investment Agreement

See “Item 4B – Business Overview – Medical Companies – InSightec – Preferred stock investment round E.”

InSightec Amendment to Series D Investment Agreement

In June 2014, InSightec entered into a Series D Preferred Share Purchase agreement with York Global Finance II S.à r.l. (an affiliate of York which is a related party of the Company) and other investors for an investment of up to USD 62.5 million in series D preferred shares of InSightec which than constitutes approximately 25% of InSightec’s issued and outstanding share capital on a fully diluted basis. By the end of May 2015 the entire amount was invested (“Series D Preferred Share Purchase Agreement”) .On December 31, 2015, InSightec and some of its existing and new shareholders signed and executed an amendment to the Series D Preferred Share Purchase Agreement, as amended from time to time (the “Amendment to the Share Purchase Agreement”), under which InSightec completed an investment of $22 million in consideration for approximately 7.3% of InSightec’s outstanding share capital, on a fully diluted basis. The terms and conditions of the investment were the same as in the original Series D Preferred Share Purchase Agreement, based on the same pre-money valuation and subject to certain adjustments. InSightec.

Joint venture agreement with PC

As detailed in Item 4B – Business Overview, in August 2008 we entered into the EPI Agreement with PC, under which, amongst other things, PC was allotted 47.5% of the EPI share capital. EPI is holding two plots in India (in Bangalore and Chennai) in conjunction with local Indian partners and has engaged with certain third parties with respect of the Kochi Island project. As of the date of the execution of the EPI Agreement through the date of this annual report, the Kochi Island project was held through a special purpose vehicle other than EPI. We agreed that 50% of our rights in the Kochi Island project will be held in favor of PC, and we undertook and guaranteed to transfer the holdings in the Kochi project to EPI or 50% to PC within 12 months following the execution of the EPI Agreement, or alternatively to repay the consideration paid by PC for the rights in the project. This undertaking and guarantee have since been extended until August 25, 2013. On November 11, 2013, PC notified us of its demand that we repay the amount paid by PC for the Kochi Island project together with the interest accumulated thereupon, amounting to approximately €4.3 million (US$ 5.2 million) due to alleged failure to timely meet certain conditions set forth in the EPI Agreement. Following the approval of the Audit committee of PC and us we agreed that we will have the full rights in the Kochi Project and the amount outstanding from the Company to PC will be repaid in installments as scheduled in the agreement. As of the filing of this annual report the total amount outstanding under this loan is approximately €0.226 million.

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

Guarantee Agreement with PC

On October 27, 2006, PC agreed, with effect from January 1, 2006, to pay a commission to us in respect of any and all outstanding corporate and first demand guarantees which have been issued by us in favor of PC and which remain valid and outstanding (“EI Guarantees”). The amount of the commissions to be paid will be agreed upon between us and PC at the beginning of each fiscal year and will apply to all EI Guarantees which remain outstanding during the course of that relevant fiscal year, subject to a cap of 0.5% of the amount or value of the relevant EI Guarantee, per annum. During 2017, no guarantees were provided by us to PC.

In2018 the parties signed a termination agreement for the termination and cancellation of the said guarantee agreement.

Indemnification, Insurance and Exemption

For information regarding the grant of insurance, exemption and indemnification to our directors and officers, by us or our subsidiaries, see “Item 10B – Memorandum and Articles of Association – Insurance, Indemnification and Exemption”.

Inter-company Services, Loans and Guarantees

From time to time we sign guarantees in favor of third parties in connection with actions/transactions of our subsidiaries and jointly controlled companies. All such investments are eliminated in our consolidated financial statements. Details as to material guarantees are provided in Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – “Loans” above.

Under the terms of a management agreement with Elbit Medical, we provide services of chairman of the board (20% working time) and chief executive officer and chief financial officer (each 50% working time) for a monthly payment of NIS 67,000 per month. Under the terms of a services agreement with Elbit Medical, we provide accounting, secretarial and administration services to Elbit Medical for a monthly payment of NIS 8,000 per month. Both management and services agreements were approved by Elbit Medical’s audit committee, board of directors and shareholders and is in effect until November 9, 2020.

For amounts paid under our related party transactions, see note 17 to our annual consolidated financial statements incorporated herein by reference.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Legal Proceedings

For information regarding the legal proceeding we are involved in, see “Item 4 – Information on the Company – History and Development of the Company – Recent Events, and note 13B to our annual consolidated financial statements”.

Dividend Distribution Policy

To date, we do not have a dividend distribution policy. Consequentially, our Board may issue dividends at its sole discretion.

B.	SIGNIFICANT CHANGES

There are no significant changes that have occurred since December 31, 2018, except as otherwise disclosed in this annual report and in our annual consolidated financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed on the TASE under the symbol “EMIT” and are quoted on the OTC Markets under the symbol “EMITF” since February 2019. Our ordinary shares were listed on the NASDAQ Global Select Market (ticker symbol: EMITF) until February 11, 2019, when trading in our ordinary shares was suspended. On May 13, 2019, our ordinary shares were removed from listing on Nasdaq.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Since our initial public offering in November 1996, our ordinary shares have been listed on the NASDAQ Global Select Market (then known as the NASDAQ National Market) under the symbol “EMITF” and on the TASE under the symbol “EMIT.” On February 11, 2019, trading in our ordinary shares on Nasdaq was suspended and the Company was subsequently removed from Nasdaq listing on May 13, 2019.

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

Approval of Certain Transactions

The Companies Law imposes approval requirements for the compensation of office holders. Every Israeli public company is required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders. The shareholder approval requires a special majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the following paragraph regarding transactions with a controlling shareholder). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (part of them, by a special majority noted above). The compensation terms of other officers require the approval of the compensation committee and the board of directors. In addition, under the Companies Law and our Amended and Restated Articles of Association, transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our audit committee, board of directors or authorized non-interested signatories, and if such transaction is considered an extraordinary transaction (as defined below) or involves the engagement terms of officers, the transaction must be approved by the audit committee and board of directors. Our Compensation Committee and Board adopted a compensation policy, which our shareholders subsequently approved at the annual general meeting of our shareholders held on August 14, 2014, and amended compensation policy at the extraordinary general meeting of our shareholders held on March 31, 2016,at the annual general meeting of our shareholders held on October 13, 2016, and at the annual and extraordinary shareholders meeting held on October 4, 2018 ..

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

The aggregate indemnification amount payable by us pursuant to indemnification undertakings shall not exceed $40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by us, with respect to matters covered by such indemnification.

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

Rights Attached to Shares

Our registered share capital consists of a single class of 50,000,000 ordinary shares, of no-par value, of which 9,190,808 ordinary shares were issued and outstanding as of May 13, 2019.

Dividend and Liquidation Rights

Our board of directors may declare a dividend to be paid to the holders of ordinary shares on a pro rata basis. Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of our most recent financial statement or as accrued over the past two years, whichever is higher, or, in the absence of such profits or surplus, with court approval. In any event, a dividend is permitted only if there is no reasonable concern that the payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro rata basis. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future, subject to applicable law. For information on our dividend policy, see “Item 8A – Financial Information – Consolidated Statements and Other Financial Information – Dividend Distribution Policy.”

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

Anti-Takeover Provisions

The Companies Law prohibits the purchase of our shares if the purchaser’s holding following such purchase increases above certain percentages without conducting a tender offer or obtaining shareholder approval. Our Amended and Restated Articles of Association increased the required amount of such tender offer to at least 10% of our outstanding ordinary shares See “Item 3D – Risk Factors - Risks Relating to Israel – “Provisions of Israeli law may delay, prevent or make more difficult a merger or other business combination, which may depress our share price.” above.

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

Sale of up to 57,968,760 Elbit Medical shares under a second share purchase agreement with Exigent

For a discussion of a second Share Purchase Agreement with an SPV related to Exigent Capital Group for the sale of up to 57,968,760 Elbit Medical shares, constituting approximately 25% of Elbit Medical’s issued and outstanding share capital see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – The Company sold 63,847,954 Elbit Medical shares under two share purchase agreements with Exigent - Second SPA with Exigent Capital Group”.

Sale of 60,087,537 Elbit Medical shares under a share purchase agreement with Exigent

For a discussion of a Share Purchase Agreement with an SPV related to Exigent Capital Group (“SPV”) for the sale of a total of 60,087,537 Elbit Medical shares, constituting approximately 26% of Elbit Medical’s issued and outstanding share capital, at a price per share of NIS 0.96, and total consideration of approximately US$ 15,548,275 see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – The Company sold 63,847,954 Elbit Medical shares under two share purchase agreements with Exigent - First SPA with Exigent Capital Group”.

Deposit of PC shares with a trustee

For a discussion of the deposit of PC shares with a trustee see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Change in Status as Controlling Shareholder of Plaza Centers N.V.”.

Issuance of a new series of convertible notes by Elbit Medical

For discussion about the issuance of a new series of convertible notes by EI – See “Item 4 – Information on the Company – History and Development of the Company – Recent Events – “Issuance of a New Series of Notes by Elbit Medical and Payment of Debt from Elbit Medical to the Company”.

Sale of the Radisson Complex

For a discussion of the sale of the Radisson Hotel Complex see “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Sale of our holdings in the Radisson complex in Bucharest, Romania”

Sale of plot in Bangalore, India

For a discussion of sale agreement of our plot in Bangalore (including amendment thereto) see “Item 4 - Information on the Company – History and Development of the Company – Recent Events – Agreement to Sell a Plot in Bangalore, India”.

Issuance of Series I Notes

For a discussion of our Series I Notes, see above “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Liquidity – Other Loans”.

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

As of January 1, 2012, capital gains derived by Israeli individuals from the sale of shares purchased on or after January 1, 2003, will be taxed at the rate of 25%. However, if the individual shareholder is a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or jointly with others, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gains will be taxed at the rate of 30%. In addition, capital gains derived by an individual claiming a deduction of financing expenses in respect of such gains will be taxed at the rate of 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate (26.5% for the 2015 tax year, 25% for the 2016 tax year, 24% for the tax year 2017 and 23% for the 2018 tax year and thereafter) on capital gains derived from the sale of shares.

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

Taxation of Dividends Distribution

A distribution of dividends to an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident company, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel. As of January 1, 2014, any distribution of dividends from income attributed to a Preferred Enterprise under the Law for the Encouragement of Capital Investments, 1959 (“Investment Law”) is generally subject to a tax at a rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed. As of January 1, 2014, dividends distributed from income attributed to an Approved Enterprise and/or a Benefited Enterprise under the Investment Law, are subject to a tax rate of 20%. Notwithstanding the above, a reduced 15% tax rate will be applicable if the dividend was distributed out of income of: (i) Approved Enterprise activated prior to 2014; or (ii) Benefited Enterprise with a “Year of Election” prior to 2014.

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (or a partnership) (a “non-U.S. holder”) and considers only U.S. holders that will own the ordinary shares as capital assets (generally, for investment).

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

Tax Consequences if we are a Passive Foreign Investment Company

We will be a PFIC if either (1) 75% or more of our gross income in a taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income.

We believe it is likely that we were a PFIC in 2018, because we believe it likely that we did not satisfy the asset test, and possibly the income test, in 2018, primarily due to the decrease of our indirect ownership in InSightec.

Our PFIC analysis is based upon, among other things, certain assumptions and methodologies with respect to the values that we have used, our percentage ownership (by value), and the appropriate value of our ownership interest, in companies we hold, and the manner in which we have allocated the aggregate value of our assets among our active assets and passive assets. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. There can be no assurance with respect to the position of the IRS or a court of law as to our status as a PFIC.

Provided we were a PFIC, a U.S. holder must determine under which of three alternative taxing regimes – the “QEF” regime, the “mark-to-market” regime and the “excess distribution” regime - it will be subject.

The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply. If the QEF regime applies, then for each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of its ordinary shares as capital gain. Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC, and the QEF election can be revoked only with the consent of the IRS. In order to make a QEF election, a U.S. holder must compute its proportionate share of our ordinary earnings and net capital gain as determined for U.S. federal income tax purposes. We do not intend to provide U.S. holders with such information. As a result, U.S. holders may not be able to make a QEF election.

If a U.S. holder fails to make a timely QEF election for the first taxable year in which the U.S. holder holds our shares and we are a PFIC (but we provide U.S. holders with the necessary information to make such an election), the U.S. holder may be eligible to make a retroactive QEF election under certain circumstances. U.S. holders who do not timely make a QEF election with respect to the first taxable year during their holding period in which we are a PFIC and are not eligible to make a retroactive QEF election may nevertheless make a QEF election for a subsequent year (if we provide U.S. holders with the necessary information to make such an election) together with a deemed sale election for the same taxable year. If a deemed sale election is made, the U.S. holder will be treated as if it had sold our ordinary shares for their fair market value on the last day of the taxable year immediately preceding the taxable year for which the QEF election is made and will recognize gain (but not loss) on such deemed sale and pay tax and an interest charge on such gain in accordance with the excess distribution regime described below.

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regularly traded” on a “qualified exchange or other market”). Our ordinary shares and the shares of Elbit Medical are currently traded on the Tel Aviv Stock Exchange in Israel. While it is not entirely clear, we believe that the Tel Aviv Stock Exchange should be considered such a “qualified exchange or other market.” If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year that we are a PFIC, and the U.S. holder recognizes as ordinary income or loss the amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election. Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Any loss on the sale of our ordinary shares in excess of net mark-to-market gain previously included is generally treated as a capital loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

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

Unless a QEF election or mark-to-market election is made with respect to our ordinary shares, the determination that we are a PFIC in a taxable year generally will cause such PFIC status to apply with respect to a U.S. holder who held our shares in such year to all future taxable years in which such holder continues to own our shares, notwithstanding that we may not be a PFIC in such other taxable years.

Since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization, the valuation of our assets, the assets of companies held by us and certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. In addition, even if we are a PFIC, we may not be a PFIC for the current taxable year ending December 31, 2019 or in any future taxable year.

Provided that we are a PFIC, a U.S. holder will be deemed to own shares in any of our subsidiaries that is also a PFIC. We believe that Elbit Medical was a PFIC in 2018. As a result of Elbit Medical being a PFIC, distributions from Elbit Medical to us, and sales by us of Elbit Medical shares at a gain, may be subject to the “excess distribution” regime described above, regardless of whether a mark-to-market election has been made with respect to our shares. However, subject to the limitations and requirements described above, a U.S. holder may be able to make a separate mark-to-market election with respect to the shares of Elbit Medical. Doing so should avoid application of the “excess distribution” regime to distributions by, and sales of shares of, Elbit Medical.

A U.S. holder that owns our ordinary shares during any taxable year in which we are a PFIC will be required to file IRS Form 8621 annually (regardless of whether a QEF election or mark-to-market election is made) for each PFIC that such holder owns, including indirectly.

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

Non-U.S. holders generally are not subject to information reporting or backup withholding with respect to dividends paid on our ordinary shares in the United States or by a U.S. payor or U.S. middleman or the gross proceeds from the disposition of our ordinary shares, provided that such non-U.S. holder certifies to its foreign status or is otherwise exempt from backup withholding or information reporting.

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

Our comprehensive risk management program focuses on actions to minimize the possible negative effects on our financial performance. In certain cases, we use derivatives financial instruments in order to mitigate certain risk exposures.

Our board of directors has overall responsibility for the establishment and oversight of our risk management framework. Our board of directors is managing the risks faced by us and confirms that all appropriate actions have been or are being taken to address any weaknesses.

As of December 31, 2018, we had exposure to the following risks that are related to financial instruments:

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

In addition, a significant part of our business/investments are denominated in foreign currencies (Euro for the commercial center business and plots in Eastern Europe, US dollar for the Medical business and INR for the plots in India) while the corporate obligations of us and PC and Elbit Medical (mainly notes) are linked to the Israeli NIS. Our main source to serve these corporate debts will arrive mainly from the sale of these assets/investments. Therefore, a devaluation of each of these currencies against the NIS until the date of the execution of the relevant sale transaction may significantly affect us, Elbit Medicaland PC cash flow and our ability to repay our debts in a timely manner. As of the filling of this annual report we do not actively hedge this risk.

The following table demonstrates the sensitivity test to a reasonably possible change in USD and NIS exchange rates, with all other variables held constant. The impact on the Company’s income before tax is due to changes in the fair value of monetary assets and liabilities.

	Change in USD rate	Effect on income before tax	Change in USD rate	Effect on income before tax
		NIS in thousands		NIS in thousands

2018	+10%	(25,656)	-10%	25,656

The following table demonstrates the sensitivity test to a reasonably possible change in EURO and NIS exchange rates, with all other variables held constant. The impact on the Company’s income before tax is due to changes in the fair value of monetary assets and liabilities.

	Change in EURO rate	Effect on income before tax	Change in EURO rate	Effect on income before tax
		NIS in thousands		NIS in thousands

2018	+10%	3,790	-10%	(3,790)

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

Israeli consumer price index risk

A significant part of our borrowings consists of notes raised by us on the TASE and which are linked to the increase in the Israeli consumer price index above the base index at the date of the Notes issuance. An increase of 2% in the Israeli consumer price index will cause an increase in our finance expenses for the year ended December 31, 2018 (before tax) in the amount of NIS 3 million (approximately $1 million).

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

Following are the principal methods and assumptions which served to compute the estimated fair value of the financial instruments:

a)	Financial instruments included in current and non-current assets and current liabilities - (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets, loans and deposits which bear variable interest rate, financial assets through profit and lost, short-term credit, suppliers, other financial liability due to their nature, their fair values approximate to those presented in the balance sheet.

b)	Financial instruments included in long-term liabilities - the fair value of the traded liabilities (notes) is determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities is determined according to the binominal model (see assumptions below)

The following table presents the book value and fair value of our financial assets (liabilities), which are presented in our consolidated financial statements at other than their fair value:

	As of December 31, 2018
	Book Value	Fair Value
Notes	(280,592)	(299,199)

 The following table provides the fair value reconciliation as at December 31, 2018:

	Derivative (*)	Financial asset through profit and loss (**)
	(In thousands NIS)

Balance as at issuance date	(42,214)	71,265
Change in fair value of financial instruments measured at fair value through profit and loss	31,220	13,915
Exchange rate differences through profit and loss	2,896	-
Translation reserve	(2,896)	1,082

Balance as at December 31, 2018	(10,994)	86,262

(*)	With respect to issuance of convertible notes by our company’s subsidiary.

(**)	With respect to investment in Gamida

Fair value measurement technique:

Name of the derivative	Fair value as for December 31, 2018	Valuation technique	Significant unobservable inputs	Range (Weighted average)	Sensitivity of fair value to change in data

Conversion component of convertible notes	(10,994)	Binomial model	Discount rate (%) Expected volatility (%)	8.9 33.4	% %	The increase / decrease of 10% in the effective interest has no material effect on the fair value.
					An increase / decrease of 10% in the standard deviation will result in an increase / decrease in fair value of NIS 2.6 million.

Financial asset through profit and loss	86,262	Asian put option	Expected volatility (%)	108.2%	An increase / decrease of 10% in the standard deviation will result in an increase / decrease in fair value of NIS 1.5 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

PC Debt Restructuring

On November 18, 2013, our subsidiary PC announced that it had filed for reorganization proceedings and submitted a restructuring plan to the Dutch Court proposed to its creditors, which was further amended. For more information, see “Item 4 – Information on the Company – History and Development of the Company – Recent Events –PC Debt Restructuring” and “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Amendment of the Restructuring Plan of PC”.

Our Debt Restructuring

See “Item 4 – Information on the Company – History and Development of the Company – Recent Events –PC Debt Restructuring” and “Item 4 – Information on the Company – History and Development of the Company – Recent Events – Our Debt Restructuring”.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2018.

There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within our company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on this evaluation, our principal executive officer and chief financial officer concluded that, as of December 31, 2018, our disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our management evaluated the effectiveness of our internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)(2013). Based on the above, our management has assessed and concluded that, as of December 31, 2018, our internal control over financial reporting is effective.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that both Mr. Alon Bachar and Mr. Nadav Livni are “audit committee financial experts” as defined in the instructions to Item 16A. of Form 20-F.

ITEM 16B.	CODE OF ETHICS

Our principal executive officer, principal financial officer as well as all other directors, officers and employees are bound by a Code of Ethics and Business Conduct. Our Code of Ethics and Business Conduct is posted on and can be accessed via our website at www.elbitimaging.com. We will provide any person, without charge, upon request, a copy of our Code of Ethics. Such request should be submitted to our Corporate Secretary at Shimshon 3, Petah Tikva, Israel and should include a return mailing address.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by EY for professional services for each of the last two fiscal years were as follows:

Services Rendered	EY 2018 Fees	EY 2017 Fees
Audit (a)	$210,373	$723,477
Audit-related (b)	$-	16,007
Tax (c)	$-	$48,023
All other fees (d)	-	-
Total	$210,373	$787,506

(a)	Audit Fees

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

“All Other Fees” are the aggregate fees billed for products and services provided by EYother than as described above.

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

None of the Audit-Related Fees, Tax Fees or Other Fees paid by us for services provided by EY were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by Section 10A of the Exchange Act.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Purchases of equity securities by the Company

No purchases of any of our equity securities (either pursuant to or not pursuant to any publicly announced plans or programs) were made by or on behalf of us during 2018.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 28, 2017, following approval by our audit committee and board of directors, the Company and Brightman Almagor Zohar & Co., a Member Firm of Deloitte Touche Tohmatsu (the “Former Auditor”), reached an understanding to end the engagement and dismiss the Former Auditor as the independent accountants of the Company effective immediately (the “Understanding”).

This Understanding resulted from the notification by the Company’s Former Auditor that it was unable to provide an unqualified audit opinion regarding the Company’s financial statements for 2016 as a result of matters underlying the disclaimer made by KPMG Hungaria Kft., the former auditor of PC, in its report relating to PC’s annual financial statements for 2016, which report expresses no opinion with regard to PC’s financial statements.

As a result of the foregoing, the Company was unable to file its Annual Report on Form 20-F for the year 2016 by the required deadline.

The Company concluded that in order to timely file its Form 20-F and comply with NASDAQ requirements, there should be one independent accountant for the Company and its subsidiaries (the “Group”). The Company approached two potential independent accountant firms to serve in such capacity. In addition, both of the independent accountant firms approached stated they would not accept the role of independent accounting firm of PC without also acting as the independent accounting firm of the Company due to the difficulty of meeting their own internal auditing requirements while also meeting the auditing requirements of another accounting firm, all within the timetable required to enable the Company to comply with its NASDAQ requirements.

The Group chose KOST FORER GABBAY & KASIERER (A Member of EY Global) (the “New Auditor”) as auditor for the Group after taking into account their experience, ability to enable the Company to file its Form 20-F in a timely manner.

On June 28, 2017, following approval by the audit committee and board of directors of the Company, the Company approved the engagement with the New Auditor as the Company’s new independent Auditor, subject to shareholders’ approval (which was obtained on July 25, 2017). The New Auditor has also been retained by PC to serve as the independent accountants of PC.

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

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this annual report.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements for the period ending December 31, 2018 are found at the end of this Annual Report, beginning on page F-1.

PART III

ITEM 19.	EXHIBITS

1.1**	Amended and Restated Memorandum of Association.
1.2**	Amended and Restated Articles of Association.
2.1	Form of ordinary share certificate (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 filed on March 13, 2014).
4.1	English translation of the Plan of Arrangement as approved by the Tel-Aviv Jaffa District Court on January 1, 2014 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed on April 30, 2014).
4.2	English translation of the Company’s compensation policy for officers and directors, adopted on August 14, 2014, as amended on March 31, 2016, October 13, 2016 and October 4, 2018 (incorporated by reference to Exhibit 99.1 of our Report on Form 6-K filed on August 27, 2018).
4.3	Terms of Consultancy Agreement with our director Boaz Lifschitz (incorporated by reference to Exhibit 99.1 of our Report on Form 6-K filed on August 27, 2018).
4.4	Securities Purchase Agreement and Supplemental Agreement, dated December 2, 2015, as was amended on June 16, 2017, between AAYAS Trade Services Private Limited, Elbit Plaza India Real Estate Holdings Limited, Koyenco Limited, Minerva Infratech Private Limited, and Mantri Developers Private Limited (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F dated November 13, 2017).
4.5	Amended and restated Securities Purchase Agreement dated March 27, between AAYAS Trade Services Private Limited, Elbit Plaza India Real Estate Holdings Limited, Koyenco Limited, Minerva Infratech Private Limited, and Mantri Developers Private Limited (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F dated April 27, 2018).
4.6**	Amended and restated Securities Purchase Agreement dated April 19, 2019 between AAYAS Trade Services Private Limited, Elbit Plaza India Real Estate Holdings Limited, Koyenco Limited and Mantri Developers Private Limited.*
4.7**	Restated Amendment Agreement dated April 19, 2019 between AAYAS Trade Services Private Limited, Elbit Plaza India Real Estate Holdings Limited, Koyenco Limited, Minerva Infratech Private Limited, and Mantri Developers Private Limited.*
4.8	Master Agreement for the Sale and Purchase of Shares in Bucuresti Turism s.a., Bea Hotels Eastern Europe (Romania) s.a. and indirectly Romextur s.a. (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F dated April 27, 2018).
4.9	Trust Deed for Elbit Medical Technologies (Series C) convertible notes issued on February 2018 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F dated April 27, 2018).
4.10	Trust Deed for the Company’s (Series I) notes issued on February 2014 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F dated April 27, 2018).
4.11**	Share Purchase Agreement dated February 7, 2019 between the Company and FOCUSED HOLDINGS 3, as a Series of ECG LP
4.12**	Share Purchase Agreement dated August 7, 2018 between the Company and FOCUSED HOLDINGS 3, as a Series of ECG LP
4.13**	Trust Agreement dated December 5, 2018 between Elbit Ultrasound BV and IBI Trust Management and amendment number 1 dated December 18, 2018.*
8.1**	List of subsidiaries
12.1**	Certification of the principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of the principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter addressed to SEC pursuant to item 16F (incorporated by reference to Exhibit 15.2 of our Annual Report on Form 20-F dated November 13, 2017).
15.2**	Table of advisors relied upon in the consolidated financial statements as of December 31, 2018 for the years ended December 31, 2018, 2017 and 2016.
15.3**	Consent of Cushman and Wakefield
15.4**	Consent of Jones Lang LaSalle Services SRL
15.5**	Consent of Jones Lang LaSalle SP. Z o.o.
15.6**	Consent of Jones Lang LaSalle Kft.
15.7**	Consent of Pulvernis Bareket Ben-Yehuda Ltd.
15.8**	Consent of Pulvernis Bareket Ben-Yehuda Ltd.
15.9**	Consent of BRIGHTMAN ALMAGOR ZOHAR and CO for InSightec’s consolidated financial statements.
15.10**	Consent of KOST FORER GABBAY and KASIERE for the Company’s consolidated financial statements.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*	Confidential treatment granted with respect to certain portions of this Exhibit.

**	Filed herewith

ELBIT IMAGING LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

ELBIT IMAGING LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

- - - - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Elbit Imaging Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Elbit Imaging Ltd and its subsidiaries (the “Company”), as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations, changes in equity, and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of an associate, in which the Company has a 22% interest and are accounted for using the equity method, stated at NIS 0 thousand as of December 31, 2017, and the Company’s share of its losses amounted to NIS 5,300 thousand and NIS 49,670 thousand for the years ended December 31, 2017 and 2016, respectively. The financial statements of this associate were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this associate is based solely on the reports of the other auditors.

Emphasis of matters:

1.	Note 1(c) to the consolidated financial statements, which describes, among others, the Company’s financial position and the resources that will facilitate future liabilities and expenses with emphasis on period until November 2019 when the repayment to Series I notes is due.

The materialization of the Company’s forecast, as described in Note 1(c), is not certain and is subject to factors beyond the Company’s control. Delays in the realization of the Group’s assets and investments or realization at lower price than expected by the Company could have an adverse effect on the Company’s liquidity position and its ability to meet its contractual obligations on a timely manner.

The abovementioned conditions and the short time remaining to maturity of Series I notes cast a significant doubt about the Company’s ability to continue as a going concern.

Note that based on existing trust deed of (Series I) notes, in case of material deterioration in the Company's business in compare to its condition at the date of the debt arrangement, and substantial concern that the Company will not be able to repay the bonds on time, the Series I noteholders may call for immediate repayment of the Series I Notes.

2.	Note 4(C)(1)(c) which discloses potential irregularities regarding to Casa Radio project in Romania and their potential implications.

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

Tel-Aviv, Israel

May 13, 2019

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS FINANCIAL POSITION

		December 31
				Convenience translation (Note 2d)
		2018	2017	2018
	Note	NIS in thousands		USD in thousands
CURRENT ASSETS
Cash and cash equivalents		32,906	465,739	8,780
Short-term deposits and investments	(3a)	9,207	10,495	2,457
Other receivables	(3b)	2,857	7,222	762

		44,970	483,456	11,999

NON-CURRENT ASSETS
Trading property	(4)	-	492,619	-
Deposits, receivables and other investments	(3c)	42,185	34,874	11,255
Investments in associates and joint venture	(5,6)	82,431	5,592	21,993
Financial asset through profit and loss	8	86,262	-	23,016
Property, plant and equipment, net		76	830	20

		210,954	533,915	56,284

		255,924	1,017,371	68,283
CURRENT LIABILITIES
Current maturities of long term borrowings and short-term credits	(9)	136,028	780,861	36,293
Suppliers and service providers		-	2,720	-
Payables and other credit balances	(10)	18,535	63,293	4,945

		154,563	846,874	41,238
NON-CURRENT LIABILITIES
Borrowings	(11)	144,564	243,311	38,571
Other financial liability	(11c8)	16,054	-	4,283
Other liabilities	(4c1d)	870	75,970	232

		161,488	319,281	43,086
COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS	(13)

SHAREHOLDERS’ EQUITY	(14)
Share capital and share premium		1,105,974	1,105,974	295,084
Reserves		(200,077)	(870,043)	(53,382)
Retained losses		(945,592)	(430,366)	(252,292)

Attributable to equity holders of the Company		(39,695)	(194,435)	(10,590)
Non-controlling interest		(20,432)	45,651	(5,451)

		(60,127)	(148,784)	(16,041)

		255,924	1,017,371	68,283

The accompanying notes are an integral part of the consolidated financial statements.

May 13, 2019
Date of approval of the financial statements	Yael Naftali Chief Financial Officer	Ron Hadassi Chairman of the Board of Directors and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

		Year ended December 31
					Convenience translation (Note 2d)
		2018	(*)2017	(*)2016	2018
	Note	NIS in thousands			USD in thousands

Gain from loss of significant influence in associate	8	71,265	-	-	19,014
Gain from fair value adjustment	8	13,915	-	-	3,713

		85,180	-	-	22,727

Share in losses of associates, net	5,6	-	(20,202)	(54,313)	-
General and administrative expenses	16a	(11,940)	(14,723)	(10,003)	(3,186)
Other expenses, net		(4,877)	1,596	(567)	(1,301)
Operating profit (loss)		68,363	(33,329)	(64,883)	18,240

Financial expenses	16b	55,716	69,457	60,280	14,867
Financial income	16c	(1,801)	(1,720)	(2,318)	(481)
Exchange differences, net		(14,796)	816	(2,602)	(3,948)
Change in fair value of financial instruments measured at fair value through profit and loss	(20d)	(31,220)	-	-	(8,331)

		(7,899)	(68,553)	(55,360)	(2,107)

Profit (loss) before income taxes		60,464	(101,882)	(120,243)	16,133

Income taxes (benefits) expenses	12	(5,245)	7,000	-	(1,399)

Profit (loss) from continuing operations		65,709	(108,882)	(120,243)	17,532

Loss from discontinued operations, net	19	(650,077)	(292,799)	(191,825)	(173,446)

Loss for the year		(584,368)	(401,681)	(312,068)	(155,914)

(*)       Reclassified (discontinued operations). Refer to Note 19.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS (Cont.)

		Year ended December 31
					Convenience translation (Note 2d)
		2018	(*)2017	(*)2016	2018
	Note	NIS in thousands			USD in thousands
		(Except share and per share data)
Attributable to:
Equity holders of the Company		(517,833)	(338,034)	(194,830)	(138,162)
Non-controlling interest		(66,535)	(63,647)	(117,238)	(17,752)

		(584,368)	(401,681)	(312,068)	(155,914)

Profit (loss) from continuing operations
Equity holders of the Company		41,910	(105,331)	(113,642)	11,182
Non-controlling interest		23,799	(3,551)	(6,601)	6,350

		65,709	(108,882)	(120,243)	17,532

Loss from discontinued operation, net
Equity holders of the Company		(559,743)	(232,703)	(81,188)	(149,344)
Non-controlling interest		(90,334)	(60,096)	(110,637)	(24,102)

		(650,077)	(292,799)	(191,825)	(173,446)

Profit(Loss) per share - (in NIS)	(16d)
Basic and diluted earnings (loss) per share:
From continuing operation		4.56	(11.46)	(12.36)	1.22
From discontinued operations		(60.90)	(25.32)	(8.83)	(16.25)

		(56.34)	(36.78)	(21.20)	(15.03)

(*)       Reclassified (discontinued operations). Refer to Note 19.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
				Convenience translation (Note 2d)
	2018	2017	2016	2018
	NIS in thousands			USD in thousands

Loss for the year	(584,368)	(401,681)	(312,068)	(155,914)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(13,951)	(13,597)	(33,933)	(3,723)
Gain from cash flow hedge	-	-	1,670	-
Reclassification adjustments relating to foreign operations disposed/deconsolidated during the year	596,453	213,848	-	159,139

	582,502	200,251	(32,263)	155,416

Items not to be reclassified to profit or loss in subsequent periods (*):

Additions during the year	-	9,763	90,410	-

	-	9,763	90,410	-

Other comprehensive income	582,502	210,014	58,147	155,416

Comprehensive loss	(1,866)	(191,667)	(253,921)	(498)

Attributable to:
Equity holders of the Company	66,714	(127,918)	(128,114)	17,800
Non-controlling interest	(68,580)	(63,749)	(125,807)	(18,298)

	(1,866)	(191,667)	(253,921)	(498)

Profit (loss) from continuing operations
Equity holders of the Company	34,787	(111,396)	(117,340)	9,282
Non-controlling interest	22,135	(2,181)	(6,515)	5,906

	56,922	(113,577)	(123,855)	15,188

Profit (loss) from discontinued operation, net
Equity holders of the Company	31,927	(16,522)	(10,775)	8,518
Non-controlling interest	(90,715)	(61,568))	(119,291)	(24,204)

	(58,788)	(78,090)	(130,066)	(15,686)

(*)	All amounts are presented net of related tax.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital and premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the Company	Non- controlling interest	Total shareholders’ equity
	NIS in thousands
Balance - January 1, 2016	1,105,974	(341,907)	228,745	-	(748,892)	(224,633)	19,287	284,777	304,064
Loss for the year	-	-	-	-	-	(194,830)	(194,830)	(117,238)	(312,068)
Other comprehensive income (loss)	-	2,015	76,025	-	(24,089)	12,765	66,716	(8,569)	58,147
Stock based compensation expenses	-	-	-	27	-	-	27	149	176
Transaction with non-controlling interest	-	40,903	-	-	(27,369)	-	13,534	(15,239)	(1,705)
Forfeiture of stock options granted	-	6,777	-	-	-	-	6,777	(6,777)	-
Balance - December 31, 2016	1,105,974	(292,212)	304,770	27	(800,350)	(406,698)	(88,489)	137,103	48,614

	Share capital and premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the Company	Non- controlling interest	Total shareholders’ equity
	NIS in thousands
Balance - January 1, 2017	1,105,974	(292,212)	304,770	27	(800,350)	(406,698)	(88,489)	137,103	48,614
Loss for the year	-	-	-	-	-	(338,034)	(338,034)	(63,647)	(401,681)
Other comprehensive income (loss)	-	-	(1,960)	-	200,518	11,556	210,114	(100)	210,014
Stock based compensation expenses	-	-	-	199	-	-	199	503	702
Disposal as a result of sale of subsidiary (see Note 19a)	-	-	(302,810)	-	-	302,810	-	(6,433)	(6,433)
Change in holding rate in subsidiary	-	1,537	-	-	-	-	1,537	(1,537)	-
Forfeiture of stock options granted	-	20,238	-	-	-	-	20,238	(20,238)	-
Balance - December 31, 2017	1,105,974	(270,437)	-	226	(599,832)	(430,366)	(194,435)	45,651	(148,784)

(*)	Includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Cont.)

	Share capital and premium	Other reserves (*)	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the Company	Non- controlling interest	Total shareholders’ equity
Balance - January 1, 2018	1,105,974	(270,437)	226	(599,832)	(430,366)	(194,435)	45,651	(148,784)
Adjustments related to initial application of IFRS9 (refer to Note 3)	-	-	-	-	2,607	2,607	3,198	5,805
Loss for the year	-	-	-	-	(517,833)	(517,833)	(66,535)	(584,368)
Other comprehensive loss	-	-	-	(11,906)	-	(11,906)	(2,045)	(13,951)
Stock based compensation expenses	-	-	90	-	-	90	240	330
Transaction with non-controlling interest (see Note 7)	-	92,206	-	(6,877)	-	85,329	(27,645)	57,684
Disposal as a result of loss of control (see Note 19b)	-	-	-	596,453	-	596,453	26,704	623,157
Balance - December 31, 2018	1,105,974	(178,231)	316	(22,162)	(945,592)	(39,695)	(20,432)	(60,127)

	Share capital and premium	Other reserves (*)	Stock-based compensation reserve	Foreign currency translation reserve	Retained losses	Attributable to shareholders of the Company	Non- controlling interest	Total shareholders’ equity
Balance - January 1, 2018	295,084	(72,155)	60	(160,041)	(114,826)	(51,878)	12,180	(39,698)
Adjustments related to initial application of IFRS9 (refer to Note 3)	-	-	-	-	696	696	853	1,549
Loss for the year	-	-	-	-	(138,162)	(138,162)	(17,752)	(155,914)
Other comprehensive loss	-	-	-	(3,176)	-	(3,176)	(547)	(3,723)
Stock based compensation expenses	-	-	24	-	-	24	64	88
Transaction with non-controlling interest (see Note 7)	-	24,601	-	(1,835)	-	22,767	(7,376)	15,391
Disposal as a result of sale of subsidiary (see Note 19b)	-	-	-	159,140	-	159,140	7,125	166,265
Balance - December 31, 2018	295,084	(47,554)	84	(5,912)	(252,292)	(10,590)	(5,451)	(16,041)

(*)	Includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
				Convenience translation (Note 2d)
	2018	2017	2016	2018
	NIS in thousands			USD in thousands
Cash flows from operating activities

Loss for the year	(584,368)	(401,681)	(312,068)	(155,914)

Adjustments to profit (loss):

Tax expenses recognized in profit and loss	(9,531)	11,164	2,906	(2,543)
Finance expenses recognized in profit and loss, net	636,956	344,434	142,336	169,946
Income tax paid in cash	(1,719)	(1,856)	(803)	(459)
Depreciation, amortization and other (including impairment)	113,367	119,694	196,141	30,247
Profit from realization of subsidiary (Appendix A)	(170,936)	(56,544)	-	(45,607)
Share in losses of associates, net	-	20,202	54,312	-
Profit from realization of assets and liabilities	(6,553)	(3,204)	(7,973)	(1,748)
Stock based compensation expenses	237	719	189	63
Other	(2,401)	(759)	(412)	(641)
Change in trade accounts receivables	115	10,000	(22,797)	31
Change in financial assets	(13,926)	-	-	(3,716)
Change in receivables and other debit balances	4,635	(21,657)	61	1,237
Change in Inventories	-	187	106	-
Change in trading property	6,421	385,127	18,708	1,713
Change in suppliers and service providers	3,333	(1,301)	20,929	888
Change in payables and other credit balances	4,071	29,287	(14,605)	1,086

Net cash provided by (used for) operating activities	(20,293)	433,812	77,030	(5,417)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

	Year ended December 31
				Convenience translation (Note 2d)
	2018	2017	2016	2018
	NIS in thousands			USD in thousands
Cash flows from investing activities

Deconsolidation/Proceeds from disposal of subsidiaries (a)	(13,812)	442,708	-	(3,685)
Proceeds from sale of shares in subsidiaries	57,685			15,391
Proceeds from realization of investments in associates and joint venture	-	1,983	83,792	-
Purchase of property plant and equipment, and other assets	-	(4,095)	(2,872)	-
Proceeds from realization of property plant and equipment	8,682	3,635	22,278	2,316
Proceed from realization of long-term deposits and long-term loans	-	1,085	7,128	-
Investment in long-term deposits and long-term loans	(13,667)	974	(10,851)	(3,646)
Interest received in cash	-	-	328	-
Change in short-term deposits and marketable securities, net and changes in restricted cash	6,326	12,916	(9,917)	1,688

Net cash provided by investing activities	45,214	459,206	89,886	12,064

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

	Year ended December 31
				Convenience translation (Note 2d)
	2018	2017	2016	2018
	NIS in thousands			USD in thousands
Cash flows from financing activities

Interest paid in cash	(66,358)	(75,584)	(107,297)	(17,705)
Purchase of non-controlling interest	-	-	(701)	-
Proceed from issuance of convertible debentures	174,793	-	-	46,636
Proceeds from long-term borrowings	-	16,364	204,615	-
Repayment of long-term borrowings	(568,519)	(460,523)	(332,553)	(151,686)
Proceeds from hedging activities through sale of options and forwards	-	-	2,677	-

Net cash used in financing activities	(460,084)	(519,743)	(233,259)	(122,755)

Increase (decrease) in cash and cash equivalents	(435,169)	373,275	(66,343)	(116,108)
Cash and cash equivalents at the beginning of the year	465,739	89,688	157,851	124,263

Net effect on cash due to currency exchange rate changes	2,336	2,776	(1,820)	623

Cash and cash equivalents at the end of the year	32,906	465,739	89,688	8,778

(a)	Deconsolidation of subsidiaries:

	Working capital (excluding cash), net	(16,735)	1,426	-	(4,465)
	Investments in associates	(77,010)	-	-	(20,547)
	Long term deposits	7	9,302	-	2
	Trading properties and other assets	382,112	705,809	-	101,951
	Borrowings	(428,560)	(231,631)	-	(114,344)
	Deferred taxes	-	(92,309)	-	-
	Non- controlling interests	26,704	(6,433)	-	7,125
	Profit from realization of subsidiaries	99,670	56,544	-	26,593

		(13,812)	442,708	-	3,685

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	Elbit Imaging Ltd. (“the Company”) was incorporated in Israel. The Company’s shares are registered for trade on the Tel Aviv Stock Exchange and until March, 2019 in the United States on the NASDAQ Global Select Market (See note 13b7). Following debt restructuring plan approved in 2014 the Group main focus is to reduce corporate debt by early repayments following sale of assets and to continue with efficiency measures and cost reduction where possible.

b.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

●	Medical industries and devices - through the Company indirect holdings in two companies which operates in the field of life science: (i) Insightec which operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; and (ii) Gamida which operates in the field of research, development and manufacture of products designated for certain cancer diseases.

●	Plots in India - plots designated for sale which were initially designated to residential projects held by jointly controlled company Elbit Plaza India Real Estate Holdings Limited (“EPI”).

●	Plots in Eastern Europe initially designated for development of commercial centers includes plots in Eastern Europe held by our associate Plaza Centers N.V. (“PC”) whose business strategy is to dispose of its real estate assets at optimal market conditions. In December 2018, the Company had lost the control over PC as a result of irrevocably transfer its voting rights in PC to trustee. For further information, see Note 19.

c.	Going concern and liquidity position of the Company as of December 31, 2018:

As of the financial statements’ approval date, the Company’s standalone financial position includes liabilities to Series I notes in the aggregate principal and interest amount of approximately NIS 144 million which is due until November 30, 2019. In addition, until November 2019 the Company has certain operational expenses and other current liabilities for its ongoing operations in the amount of approximately NIS 11 million.

The Company has prepared a projected cash flow that outlines the relevant resources that will facilitate future liabilities and expenses with emphasis on period until November 2019 when the repayment to Series I notes is due. These resources include the following: (i) cash and cash equivalents (on a standalone basis) of approximately NIS 24 million; (ii) proceeds from payments on account of the sale of the Company’s plot in Bangalore (India) in the amount of approximately NIS 12 million based on sale agreement signed on March 2018 and was amended through April 2019 as mentioned in Note 6a2b and taking in consideration possible delay in payments.; (iii) proceeds from sale of the Company’s shares in Elbit Medical in the amount of approximately NIS 129 million (see also Note 21 1).

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (Cont.)

c.	Going concern and liquidity position of the Company as of December 31, 2018 (Cont.):

Since there is no certainty regarding the Company’s ability to realize the above projection (which is based mainly on the realization of the Company’s assets), concurrently, the Company is examining the possibilities of raising capital and/or debt (private and/or public) to repay and/or extend its Series I notes.

Management acknowledges that the above expected cash flows are based on forward-looking plans and estimations which rely on the information known to management at the time of the approval of these financial statements. The materialization of the above forecast is not certain and is subject to factors beyond the Company’s control. Delays in the realization of the Group’s assets and investments or realization at a price which is lower than expected by management could have an adverse effect on the Company’s liquidity position and its ability to meet its contractual obligations on a timely manner.

The abovementioned conditions and the short time remaining to maturity of Series I notes cast a significant doubt about the Company’s ability to repay its liabilities when due and to continue as a going concern.

Note that based on existing trust deed of (Series I) notes, in case of material deterioration in the Company's business in compare to its condition at the date of the debt arrangement, and substantial concern that the Company will not be able to repay the bonds on time, the Series I noteholders may call for immediate repayment of the Series I Notes.

e.	Definitions:

The Company	-	Elbit Imaging

Group	-	The Company and its Investees

Investees	-	Subsidiaries, joint ventures and associates

Elbit Medical	-	Elbit Medical Technologies Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange. As for December 31, 2018, the Company holds approximately 63% of Elbit Medical share capital (41% on a fully diluted basis).

PC	-	Plaza Centers N.V. Group, an associate of the Company, which in past operated mainly in the field of commercial centers and is traded in the Main Board of the London Stock Exchange, the Warsaw stock Exchange (“WSE”) and Tel Aviv Stock Exchange. As of December 31, 2018, the Company holds 44.9% in PC. For loss of control over PC during 2018 see Note 19 b.

EPI	-	Jointly controlled entity held 47% by the Company and by 47% by PC.

Related parties	-	As defined in International Accounting Standard (“IAS”) No. 24 see Note 17.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance:

The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

b.	Basis for preparation:

The audited consolidated financial statements have been prepared on the historical cost basis except for (i) financial instruments measured at fair value through profit and loss and trading property measured at net realizable value (see Note 2w1a.). The principal accounting policies are set out below.

c.	Presentation of the income statements:

The Company has elected to present the consolidated income statements using the function of expenses method.

d.	Convenience translation:

The balance sheet as of December 31, 2018, and statement of income, statement of other comprehensive income, statement of changes in shareholders’ equity and statement of cash flows for the year then ended have been translated into USD using the representative exchange rate as of that date (USD 1= NIS 3.748). Such translation was made solely for the convenience of the U.S. readers. The USD amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in USD or convertible into dollars but only a convenience translation of reported NIS amounts into USD, unless otherwise indicated. The convenience translation supplementary financial data is audited and is not presented in accordance with IFRSs.

e.	Operating cycle:

The Company’s normal operating cycle is one year. Accordingly, the current assets and current liabilities include items that are held and are expected to be realized by the end of the Group’s normal operating cycle.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group.

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Basis for consolidation (cont.):

3.	If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in profit or loss. Any investment retained is recognised at fair value.

As for the loss of the Company in PC see w (2) below.

g.	Investment in joint arrangements:

Joint arrangements are arrangements in which the Company has joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Joint ventures:

In joint ventures the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is accounted for at equity method.

h.	Investments in associates:

Associates are companies in which the Group has significant influence over the financial and operating policies without having control. The investment in an associate is accounted for using the equity method.

i.	Investments accounted for using the equity method:

The Group’s investments in associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in the associate or in the joint venture is presented at cost with the addition of post-acquisition changes in the Group’s share of net assets, including other comprehensive income of the associate or the joint venture. Gains and losses resulting from transactions between the Group and the associate or the joint venture are eliminated to the extent of the interest in the associate or in the joint venture.

Goodwill relating to the acquisition of an associate or a joint venture is presented as part of the investment in the associate or the joint venture, measured at cost and not systematically amortized. Goodwill is evaluated for impairment as part of the investment in the associate or in the joint venture as a whole.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Investments accounted for using the equity method (cont.):

The financial statements of the Company and of the associate or joint venture are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the associate or the joint venture are uniform and consistent with the policies applied in the financial statements of the Group.

Losses of an associate in amounts which exceed its equity are recognized by the Company to the extent of its investment in the associate plus any losses that the Company may incur as a result of a guarantee or other financial support provided in respect of the associate. For this purpose, the investment includes long-term receivables (such as loans granted) for which settlement is neither planned nor likely to occur in the foreseeable future.

The equity method is applied until the loss of significant influence in the associate or loss of joint control in the joint venture or classification as investment held for sale.

On the date of loss of significant influence or joint control, the Group measures any remaining investment in the associate or the joint venture at fair value and recognizes in profit or loss the difference between the fair value of any remaining investment plus any proceeds from the sale of the investment in the associate or the joint venture and the carrying amount of the investment on that date.

j.	Foreign currency:

1.	Foreign currency transactions:

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

Exchange rate differences as a result of the above are recognized in statement of income, except for: (i) exchange rate differences charged to foreign currency translation reserve (see (2) below); and (ii) exchange rate differences charge to revaluation of property plant and equipment carried at fair value (see l below).

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Foreign currency (cont.):

2.	Financial statements of foreign operations:

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Foreign currency (cont.):

3.	Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	December 31
	2018	2017

USD ($)	3.748	3.467
EURO (EUR)	4.219	4.153
Indian Rupee (INR)	0.0538	0.0544

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Year ended December 31,
	2018	2017	2016

USD ($)	8	(10)	(1)
EURO (EUR)	3	3	(5)
Indian Rupee (INR)	(1)	(4)	(4)

k.	Cash and cash equivalents:

Cash equivalents include unrestricted readily convertible to a known amount of cash, maturity period of which, as at the date of investments therein, does not exceed three months.

l.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

As described in Note 2x1 regarding the initial adoption of IFRS 15, “Revenue from Contracts with Customers” (“the Standard”), the Company elected to adopt the provisions of the Standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data.

The Group recognizes revenue and gains when the amount of revenue, or gain, can be reliably measured, it is probable that future economic benefits will flow to the entity.

Revenues and Gains from sales of plant and equipment and trading properties are recognized when all the following conditions are satisfied:

1.	The Group has transferred to the buyer the significant risks and rewards of ownership of the asset sold;
2.	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the asset sold;
3.	The amount of income can be measured reliably;
4.	it is probable that the economic benefits associated with the transaction will flow to the Group (including the fact that the buyer’s initial and continuing investment is adequate to demonstrate commitment to pay);
5.	The costs incurred or to be incurred in respect of the transaction can be measured reliably; and
6.	There are no significant acts that the Group is obliged to complete according to the sale agreement.

For the Group, these conditions are usually fulfilled upon the closing of a binding sale contract.

n.	Discontinued operation

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Financial instruments:

As described in Note 2x2 regarding the initial adoption of IFRS 9, “Financial Instruments” (“the Standard”), the Company elected to adopt the provisions of the Standard retrospectively without restatement of comparative data.

The accounting policy for financial instruments applied until December 31, 2017, is as follows:

Financial assets:

1.	Financial assets at fair value through profit or loss:

This category includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

2.	Loans and receivables:

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

Equity instruments issued by the Group:

An equity instrument is any contract that represents a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issuance costs.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Financial instruments (cont.):

Financial liabilities:

1.	Financial liabilities at amortized cost:

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

The Company has Consumer Price Index (“CPI”)-linked financial liabilities that are not measured at fair value through profit or loss. For these liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI through each balance sheet date. Rate of decrease in the Israeli CPI in 2018 was 1.2% (2017 - 0.3%; 2016 - decrease of 0.3%).

2.	Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss.

3.	Compound financial instruments

Convertible notes that are denominated in foreign currency contain two components: the conversion component and the debt component. The liability conversion component is initially recognized as a financial derivative at fair value. The balance is attributed to the debt component. Directly attributable transaction costs are allocated between the liability conversion component and the liability debt component based on the allocation of the proceeds to each component.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Financial instruments (cont.):

Financial liabilities (cont.):

4.       Buyback of notes:

The Group derecognizes a financial liability from its statement of financial position when repurchasing its notes. The difference between the carrying amount of the notes repurchased at the repurchase date and the consideration paid is recognized in profit or loss.

The accounting policy for financial instruments applied commencing from January 1, 2018, is as follows:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

Debt instruments are measured at amortized cost when:

The Company’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

Financial assets at fair value through profit and loss:

On October 26, 2018 Gamida completed initial public offering (IPO) and for the listing of its shares in Nasdaq. After the issuance the Company (through its subsidiary) holds approximately 7% (5% on fully diluted basis) in Gamida. The Company’s shares in Gamida are restricted for offer, sale, pledge etc for a period of 180 days from the issuance date (“Lock-up Period”). Therefore the fair value of the Company’s investment in Gamida takes into account the effect of the lock-up period. See Note 20d.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Financial instruments (cont.):

The accounting policy for financial instruments applied commencing from January 1, 2018, is as follows (cont.):

2.	Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

3.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset has expired; or

-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

4.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Financial instruments (cont.):

The accounting policy for financial instruments applied commencing from January 1, 2018, is as follows (cont.):

4.       Financial liabilities (cont.)

b)       Financial liabilities issued by the Company:

Elbit Medical issued convertible bonds which are denominated in NIS.

On the issuance date, the conversion component is measured at fair value. The remained balance of the consideration is attributed to the debt component. The issuance costs are allocated to the debt component and to the conversion component proportionally based on the allocation of the consideration. The portion of the issuance costs attributed to the debt component is presented net of the liability in respect of the convertible bonds. The portion of the issuance costs attributed to the conversion component is recognized immediately in profit or loss.

Subsequent to the issuance, the debt component is presented as a financial liability and measured at amortized cost. The conversion component is presented as financial liability and measured at fair value at the end of each reporting period. The changes in fair value of conversion component are recognized in profit or loss.

5.	Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

6.	Offsetting financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

When the Company owns an investment in a single property company and the manner in which the Company expects to dispose of the investment is by selling the shares of the property company rather than by selling the property itself, the Company recognizes deferred taxes for both inside temporary differences arising from the difference between the carrying amount of the property and its tax basis, and for outside temporary differences arising from the difference between the tax basis of the investment and the Company’s carrying amount of the net assets of the investment in the consolidated financial statements.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Taxes on income (cont.):

2.	Deferred taxes (cont.):

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

q.	Trading property:

Trading properties are being designated for sale in the ordinary course of business and as such are classified as trading properties (inventory) and measured at the lower of cost and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete construction and selling expenses. If net realisable value is less than the cost, the trading property is written down to net realisable value.

In each subsequent period, a new assessment is made of net realisable value. When the circumstances that previously caused trading properties to be written down below cost no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances, the amount of the write-down is reversed so that the new carrying amount is the lower of the cost and the revised net realisable value.

The amount of any write-down of trading properties to net realisable value and all losses of trading properties are recognised as a write-down of trading properties expense in the period the write-down or loss occurs. The amount of any reversal of such write-down arising from an increase in net realisable value is recognised as a reduction in the expense in the period in which the reversal occurs.

Costs comprise all costs of purchase, direct materials, direct labour costs, subcontracting costs and other direct overhead costs incurred in bringing the properties to their present condition.

Borrowing costs directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the costs of the asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Other borrowing costs are recognized as an expense in the period in which they incurred.

As for write down of trading property - see w1(a) below.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

s.	Share-based payments:

The Company’s employees/other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions and certain employees/other service providers are entitled to remuneration in the form of cash-settled share-based payment transactions that are measured based on the increase in the Company’s share price.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Share-based payments (cont.):

Equity-settled transactions (cont.):

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

Cash-settled transactions:

The cost of cash-settled transactions is measured at fair value on the grant date using an acceptable option pricing model. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at each reporting date until settled at fair value with any changes in fair value recognized in profit or loss.

t.	Earning (loss) per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period.

Potential Ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential Ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of investees is included based on its share of earnings per share of the investees multiplied by the number of shares held by the Company.

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Critical judgment in applying accounting policies and use of estimates:

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

1.	Use of estimates:

a)	Write down of trading properties:

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

For special assumption see Note 4b and 4c.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

e)	As described in Note 20d, the Company’s management exercises judgment in selecting appropriate valuation techniques and assumptions to determine the fair value of financial instruments at fair value through profit or loss, which have no quoted market price in an active market. In addition, the valuations based on non-observable parameters and assumptions

2.	Critical judgment in applying accounting policies:

a)	De facto control:

As for December 31, 2017 and 2016, the Company held approximately 44.9% of PC share capital; DK holds approximately 26.3% of PC share capital and the rest is widely spread by the public. The Company’s management was of the opinion that based on the absolute size of its holdings, the relative size of the other shareholdings and due to the fact that PC’s directors are appointed by normal majority of PC’s General Meeting, it had a sufficiently dominant voting interest to meet the power criterion, therefore the Company had de facto control over PC.

In December, 2018 the Company has deposited its entire shares of PC with a trustee. Effective from December 18, 2018 the voting rights were vested with the trustee for all matters and purposes. As a result, the Company no longer considers itself to be the controlling shareholder of PC. See also note 19b.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Critical judgment in applying accounting policies and use of estimates (cont.):

2.	Critical judgment in applying accounting policies (cont.):

b)	Examination of significant influence:

An affiliated company is an entity in which the Group has significant influence. Significant influence is the ability to participate in making decisions relating to the financial and operating policy of the affiliated company, which does not constitute a control over the decision making. Significant influence exists, as a rule, when the Group holds 20% or more of the voting power of the investee (unless it can be clearly demonstrated that this is not the case). Significant influence also exists where the Group’s holding in the associate is less than 20%, provided that such influence is clearly demonstrated. As for the examination of the existence of significant influence of Elbit Medical in Insightec after the capital transactions carried out during 2017-2018 - see Note 5b (1). With regard to Elbit Medical loss of significant influence in respect of Gamida, see Note 7.

x.	New accounting standards and interpretation issued, that are effective:

1.	Initial adoption of IFRS 15, “Revenue from Contracts with Customers”:

The IASB issued IFRS 15, “Revenue from Contracts with Customers” (“the new Standard”) in May 2014. The new Standard replaces IAS 18, “Revenue”, IAS 11, “Construction Contracts”, IFRIC 13, “Customer Loyalty Programs”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfers of Assets from Customers” and SIC-31, “Revenue - Barter Transactions Involving Advertising Services”.

The new Standard introduces a five-step model that applies to revenue earned from contracts with customers.

The new Standard has been applied for the first time in these financial statements. The Company elected to adopt the provisions of the new Standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data.

The effect of the initial application of the new Standard on the Company’s financial statements is not material.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	New accounting standards and interpretation issued, that are effective (cont.):

2.	Initial adoption of IFRS 9, “Financial Instruments”:

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (“the new Standard”), which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. The new Standard mainly focuses on the classification and measurement of financial assets and it applies to all assets within the scope of IAS 39.

The new Standard has been applied for the first time in these financial statements retrospectively without restatement of comparative data.

The effect of the initial adoption of the new Standard on the Company’s financial statements is as follows:

During 2017, a non-substantial modification to the terms of previously issued debentures was made by the Company due to modification of the trust deeds terms. Accordingly, the Company accounted for the modification in accordance with the principles of IAS 39.AG7 by adjusting the effective interest rate such that the revised cash flows, discounted at the new interest rate, was equal to the carrying amount of the debentures before the modification in terms. Under the provisions of the new Standard, the change should be accounted for pursuant to the principles of IAS 39.AG8 whereby the revised cash flows after the modification in terms are discounted using the original effective interest rate of the debentures to arrive at a new carrying amount, with any difference from the existing carrying amount on the date of modification being recorded in profit or loss.

In summary, the impact of IFRS 9 adoption is expected to be, as follows:

Impact on equity (increase/(decrease)) as of 31 December 2017:

Adjustments NIS000

Liabilities and shareholders’ equity
Bonds at amortized cost	(5,751)
Total liabilities	(5,751)
Net impact on equity	(5,751)
Retained earnings	(5,751)

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Disclosure of new standards in the period prior to their adoption:

1.	IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“the new Standard”). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The effects of the adoption of the new Standard are as follows:

●	According to the new Standard, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the existing standard, IAS 17, “Leases”. Lessees will also recognize interest expense and depreciation expense separately.

●	The accounting treatment by lessors remains substantially unchanged from the existing standard, namely classification of a lease as a finance lease or an operating lease.

The new Standard is effective for annual periods beginning on or after January 1, 2019.

The Company believes, based on an assessment of the impact of the adoption of the new Standard, that its application is not expected to have a material effect on the financial statements.

2.	IFRIC 23, “Uncertainty over Income Tax Treatments”:

In June 2017, the IASB issued IFRIC 23, “Uncertainty over Income Tax Treatments” (“the Interpretation”). The Interpretation clarifies the accounting for recognition and measurement of assets or liabilities in accordance with the provisions of IAS 12, “Income Taxes”, in situations of uncertainty involving income taxes. The Interpretation provides guidance on considering whether some tax treatments should be considered collectively, examination by the tax authorities, measurement of the effects of uncertainty involving income taxes on the financial statements and accounting for changes in facts and circumstances in respect of the uncertainty.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Disclosure of new standards in the period prior to their adoption (cont.):

2.	IFRIC 23, “Uncertainty over Income Tax Treatments” (cont.):

The Interpretation is to be applied in financial statements for annual periods beginning on January 1, 2019. Early adoption is permitted. Upon initial adoption, the Company will apply the Interpretation using one of two approaches:

1.	Full retrospective adoption, without restating comparative data, by recording the cumulative effect as of the date of initial adoption in the opening balance of retained earnings.

2.	Full retrospective adoption including restatement of comparative data.

The Company does not expect the Interpretation to have any material effect on the financial statements.

3.	IAS 28, “Investments in Associates and Joint Ventures”:

In October 2017, the IASB published an amendment to IAS 28, “Investments in Associates and Joint Ventures” (“the Amendment”). The Amendment clarifies that long-term interests in associates and joint ventures (such as loans receivable or investments in preferred shares) which form part of the net investment in an associate or joint venture are initially accounted for according to the provisions of IFRS 9 (both regarding measurement and impairment) and subsequently those interests are subject to the provisions of IAS 28.

The Amendment is to be applied retrospectively for annual periods beginning on January 1, 2019. Early adoption is permitted.

After having evaluated the potential effects of the adoption of the Amendment, the Company will measure its investment in preferred shares in Insightec at fair value. However, due to accumulated losses of Insightec which were not fully recorded by the Company as of 31 December 2018, the effect of adoption of IAS 28 amendments is not material.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- DEPOSITS, RECEIVABLES AND OTHER INVESTMENTS

a.	Short-term deposits and investments:

	December 31
	2018	2017
	NIS in thousands
Deposits at banks:
NIS (1)	9,207	6,463

Available for sale financial assets (2)	-	4,032

	9,207	10,495

(1)	As for December 31, 2018 – includes NIS 9.1 millions deposited with trustee for interest payments due on Elbit Medical Notes in 2019 (see also Note 11c);

As of December 31, 2017 - includes NIS 4.6 million was restricted due to the Company’s settlement agreement as described in Note 13a1.

(2)	On June 8, 2018 Olive Software Inc. (an affiliate in which the Company indirectly holds 16% of the outstanding share capital) (“Olive”) was merged into another corporation (“Purchaser”) in a cash transaction (the “Transaction”). In consideration for its holdings in Olive, the Company received approximately $1.8 million gross (NIS 7 million).

b.	Other receivables:

	December 31
	2018	2017
	NIS in thousands

Income taxes	1,095	1,258
Governmental institutions	-	936
Prepaid expenses	233	1,818
Other	1,529	3,210

	2,857	7,222

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- DEPOSITS, RECEIVABLES AND OTHER INVESTMENTS (Cont.)

c.	Deposits and other long-term balances:

	December 31
	2018	2017
	NIS in thousands

Available for sale financial assets	1,596	1,596
Vendor loan (see Note 19 a)	36,111	33,221
Long term deposit (See Note 11c)	4,479	-
Other	-	57

	42,185	34,874

NOTE 4:- TRADING PROPERTY

a.	Composition:

	December 31
	2018	2017
	NIS in thousands

Balance as of January, 1	492,619	1,310,549

Construction costs	-	7,895
Disposal during the year (1)	(11,836)	(736,484)
Write-down to net realizable value (see b below)	(107,009)	(92,398)
Deconsolidation of PC and EPI (see Note 19 b)	(382,033)	-
Foreign currency translation adjustments	8,259	3,057

Balance as of December, 31	-	492,619

(1)	On December 24, 2018 PC has signed a definitive agreement for the sale of its (indirectly) 100% stake (on an “as is” basis) in a circa 15,000 sqm plot in Athens, Greece, for consideration of EUR 1 million (NIS 4.3 million).

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- TRADING PROPERTY (Cont.)

b.	Additional information: -

Write down trading properties per project:

	December 31
	2018	2017
Project name (City, Country)	NIS in thousands

Chennai (Kadavantara, India) - see Note 6(a)(2)(a)	-	7,879
Bangalore (Aayas, India) - see Note 6(a)(2)(b)	(13,939)	35,178
Helios Plaza (Athens, Greece)	4,867	-
Lodz Plaza (Lodz, Poland)	8,275	4,983
Krusevac (Krusevac, Serbia)	1,277	1,661
Casa radio (Bucharest, Romania) (See c1 below)	103,760	41,946
Lodz residential (Lodz, Poland)	429	415
BAS (Romania)	2,340	-
Arena Plaza extention (Budapest, Hungary)	-	336

	107,009	92,398

Change in provision in respect to PAB	5,298	(1,641)

	112,307	90,757

c.	Additional information in respect of PC’s trading property:

1. Casa radio:

One of PC’s most significant projects under development is the Casa radio project in Bucharest, Romania. The Casa radio Project cost in the Group’s financial statements as of December 31, 2018, amount to NIS 189 million (2017 - NIS 263 million).

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (cont.):

Casa radio (cont.):

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

However, PC management believes that it had legitimate reasons for the delays in this timeline, as discussed in subsection (c) below.

a)	Obtaining of the Detailed Urban Plan (“PUD”) permit:

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (cont.):

Casa radio (cont.):

b)	Discussions with authorities on construction time table deferral:

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

Because of the failure of the public authorities to cooperate, negotiate and adjust the PPP agreement, the Project SPV was not able to meet its obligations under the PPP. This resulted in a situation where the Project SPV could not “de facto” continue the execution of the Project and created a risk that the public authorities could attempt to terminate the PPP agreement. In the event that the public authorities seek to terminate the PPP Agreement and/or seek to impose penalties, PC may incur penalties and/or recover less than the carrying amount of the Casa radio asset recorded in the consolidated financial statements as at year end (NIS 107 million). As of the date of approval of PC’s consolidated financial statements the Project SPV did not receive any termination notification by the public authorities.

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (cont.):

Casa radio (cont.):

b)	Discussions with authorities on construction time table deferral (cont.):

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

Since 2016 PC’s management has taken a number of steps in order to unblock the development of the project and mitigate the risk of termination of the PPP agreement, including commencing a process to identify third party investors willing and capable to join PC for the development of the project and/or potential buyers for the Project. PC’s management believes that reputable investors with considerable financial strength can enhance PC’s negotiation position vis-à-vis the public authorities and assist in advancing an amicable agreement with the relevant authorities with respect to the development of the project. As a result of its ongoing efforts, a non-binding LOI for the sale of its holdings was signed after the balance sheet date (see (d) below).

PC’s management considers the risk of termination of the PPP agreement and/or the imposition of penalties by the authorities to be unlikely and the consolidated financial statements do not include any provision in respect to any potential future penalties in respect to the breach of the PPP agreement.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (cont.):

Casa radio (cont.):

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

For more information see Note 13b6.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (cont.):

Casa radio (cont.):

d)	Provision in respect of PAB:

As mentioned in point a above, when PC entered into an agreement to acquire 75% interest in the Project SPV it assumed a commitment to construct the PAB at its own costs for the benefit of the Romanian Government. Consequently, the statement of financial position of PC includes a provision in the amount of € 14 million (NIS 60 million) in respect of the construction of the PAB (December 31, 2017: € 12.8 million). During 2018, PC recorded expenses in total amount of EUR 1.2 million (NIS 5.3 million) from change in PAB provision as part of write down of trading properties (in 2017 income - EUR 0.4 million).

PC’s management believes that the current level of provision is an appropriate estimation in the current circumstances. Upon reaching concrete agreements with Authorities, PC will be able to further update the provision.

e)	LOI to sale Casa Radio

On February 11, 2019 PC signed a non-binding Letter of Intent (“LOI”) with AFI Europe N.V. (the “Purchaser”, and together with the Company, the “Parties”), for the sale of its entire indirect shareholdings (75%) in the Casa Radio Project, for a maximum consideration of EUR 60 million (NIS 258 million), subject to the fulfilment of certain conditions as specified in the LOI.

Following the execution of the LOI, the Purchaser shall have a period of 3 months to conduct due diligence investigations, after which, if satisfactory, a pre-sale agreement will be executed within 30 days following the conclusion of the due diligence investigations. (the “Pre-Sale Agreement”).

In the framework of the Pre-Sale Agreement, the Purchaser will pay PC a non-refundable down payment. 15 months following the execution of the Pre-Sale Agreement, and subject to the satisfactory fulfillment of certain conditions precedent, the Parties will sign a sale agreement.

As of the date hereof, there can be no certainty that, either the Pre-Sale Agreement nor the Sale Agreement will be executed and/or that the Transaction will be consummated as presented above or at all.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (cont.):

Casa radio (cont.):

f)	In 2017 the trading property Casa Radio was valued using the Residual technique which set a value of EUR 50 million. Prior to the signing of the LOI, PC had obtained an updated appraisal as of December 31, 2018 based on the same technique which reflected a value of EUR 43 million.

Following several years of efforts to promote the development of the project either by bringing a partner or through the sale of PC’s holdings, a number of serious proposals were received during the course of 2018 from serious and experienced real estate investors which were examined by management and the board. The management and the board of directors came to the conclusion that the proposed price and terms of LOI are optimal and reasonable considering PC’s current status and decided to sign a LOI with AFI Europe.

Following signing of LOI as described above PC measured the net realizable value of the project based on the signed LOI .For this purpose, a valuation was performed through an external appraiser whose opinion does not reflect the risk related to uncertainty in respect of fulfilment of the closing conditions, as described above and derived to a value of EUR 37.7 million. As a result, PC’s management assumed additional discount of 33.3% in order to reflect this uncertainty which resulted in value of the proposed deal of EUR 25 million.

Accordingly, since the value based on the Residual technique is higher than estimated value of the proposed deal, as of December 31, 2018, PC recorded Casa Radio project at its net realizable value in the amount of EUR 25 million (trading property is presented at gross basis in the amount of EUR 39.1 million and provision for PAB liability in the amount of EUR 14.1 million).

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- TRADING PROPERTY (Cont.)

c.	Additional information in respect of PC’s trading property (cont.):

Casa radio (cont.):

Following parameters have been considered to arrive at the net realizable value of the property:

Risk category	Rate	Comments
Asset risk	7.63%	7.25% Prime Yield - the prime real estate yield as a basis for the computation of the discount rate since this risk reflects investors’ sentiment regarding the country risk as well as liquidity/industry risk; and

0.38% Submarket risk - based on relevant transactions recently closed but as well as considering current market sentiment, the respective prime yield was adjusted, for each asset class planned to be developed on the site

		The overall estimated transaction yield is resulting from the weighted average, for each asset class, between the expected GLA and its respective transaction yield.
Approval risk	0.00%	The assessment assumed that all authorizations will be obtained therefore no risk was considered in this respect.
Project risk	1.75%	Considering the legal specificities of the transaction (PPP legal framework), the potential delays in obtaining all authorizations/approvals as well as the potential findings during the due diligence phase, a component of construction risk as well inherent to a development project - it was assumed an overall project risk of 1.75%
Counterparty risk	5.00%	Considering the macroeconomic instability, the end of the ECB’s quantitative easing, the recent widening spread, the forecasted interest rate growth as well as local financing conditions, an estimated of 5% counterparty risk for this transaction.
Discount rate	14.38%

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- INVESTMENTS IN ASSOCIATES

a.	The Group has the following indirectly interest in the associates and joint ventures, as at December 31, 2018 and 2017:

		Interest of holding (percentage) as at December 31,
Company name	Country	2018	2017

Insightec Ltd (b below)	USA	-	25%
Gamida Ltd (Note 8)	Israel	-	18%
PC (c below)	Netherlands	44.9%	44.9%

b.	Insightec Ltd. (“Insightec”):

1.	Insightec Ltd. (the “Company”) was incorporated in the State of Israel in March 1999 and commenced operations in the development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment shortly thereafter. The Company operates in one operating segment.

As for December 31, 2018, the Company holds (directly and indirectly, through Elbit Medical), 22% of Insightec’s voting and equity rights (18% on a fully diluted basis). Yet, due to the fact that the Group invested in preferred shares and regular shares which are subordinated to the share granted in the last rounds of investment, the Group share in Insightec loss is 41.5%. Starting 2017, the investment in Insightec was reset and therefore the Company ceased to withdraw its share in Insightec’s loss.

Substantially all of Insightec’s current sales are derived from a few applications of Insightec’s products. Other applications of Insightec’s technology are in the early stages and there can be no assurance that these applications will be successful. Insightec is continuing research and development for additional applications for such products.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- INVESTMENTS IN ASSOCIATES (Cont.)

b.	Insightec Ltd. (“Insightec”) (cont.):

2.	Financing round in Insightec:

In January, 2018 Insightec Ltd. (“Insightec “), completed investment round pursuant to which Koch Disruptive Technologies together with other investors invested in Insightec a total amount of USD 150 million, in consideration for the issuance of a new series of preferred stock of Insightec (Preferred E share). The main terms of the Transaction are as follows:

a)	The Transaction reflects a pre money valuation for Insightec of approximately USD 460 million (on a fully-diluted basis).

b)	Holders of Preferred E share shall have preferred rights in the event of a dividend distribution and certain material events as set forth in the transaction documents.

c)	The transaction documents also set forth the rights of Koch Disruptive Technologies (who invested in total USD 100 million) and other major shareholders of Insightec (in an amended Securityholders Agreement and amended Articles of Association), including, that following the consummation of the Transaction, Insightec’s board of directors shall consist of a maximum of nine (9) board members. Each of the four major shareholders in Insightec (including Elbit Medical) will be entitled to appoint one director for as long as each of them holds at least 5% of the outstanding share capital of Insightec. The directors appointed by three of the major shareholders (including the one appointed by Elbit Medical) may together appoint up to four (4) additional directors. The CEO of Insightec will also serve as director.

The Series E Preferred Shares of Insightec issued, immediately following their issuance, approximately 29.1% of the outstanding share capital (24.7% on a fully-diluted basis) of Insightec’s share capital. The investment round was executed in two stages, the first stage of $ 90 million ended on December 31, 2017, and the second stage of $ 60 million ended on 31 January 2018. Elbit Medical did not participate in the investment rounds.

Following the completion of the second closing, Elbit Medical holds approximately 22% (18% on a fully-diluted basis) and York which participated in round E and D holds directly 23% of Insightec issued and outstanding share capital (19% on a fully diluted basis).

In view of the examination of the composition of the Board of Directors and the ability of Elbit Medical to influence the appointment of four additional directors, as noted in Section B, Elbit Medical still has significant influence despite the decrease in the holding percentage to approximately 18% on a fully diluted basis.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- INVESTMENTS IN ASSOCIATES (Cont.)

b.	Insightec Ltd. (“Insightec”) (cont.):

3.	Significant events in Insightec during 2018:

●	In December, 2018 the Center for Devices and Radiological Health (CDRH) of the Food and Drug Administration (FDA) has approved an expansion of the indication of Exablate Neuro to include the treatment of patients with tremor-dominant Parkinson’s disease (“PD”). This expansion adds medicationrefractory tremor from PD to the current Exablate Neuro indication for incisionless, focused ultrasound thalamotomy for medication-refractory essential tremor.

●	In September, 2018 the U.S. Food and Drug Administration (FDA) has approved Exablate Neuro™ compatibility for the MRI Scanners from Siemens Healthineers (models: Magnetom Skyra, Prisma and Prismafit) to treat patients with essential tremor (ET) Who do not respond to medication.

In December, 2018 Insightec announced the European CE Mark approval of the Exablate Neuro™ compatibility from Siemens Healthineers, to treat patients with essential tremor (ET), Tremor Dominant Parkinson’s Disease and Neuropathic Pain.

●	In July, 2018, ‘the U.S. Food and Drug Administration (FDA) has approved the initiation of a clinical study using Insightec’s MR-guided Focused Ultrasound (MRgFUS) to treat patients with Alzheimer’s disease (the “Study”). The Study is a prospective, multi-center, single-arm study to evaluate the safety and efficacy of using Insightec’s Exablate Neuro low-frequency focused ultrasound to disrupt the blood brain barrier in patients diagnosed with Alzheimer’s disease.

●	The Centers for Medicare and Medicaid Services (the “CMS”) posted the final rule, updating the reimbursement levels for MRgFUS FDA approved indications. Effective Janaury 1, 2019, (MRgFUS in the treatment of essential tremor) will be reimbursed at USD$12,500 for Medicare beneficiaries (if deemed medically appropriate). MRgFUS in the treatment of pain palliation of bone metastases will be reimbursed at USD $10,936.

●	On February 25, 2019, Insightec informed that an additional Local Medicare Contractor of the Centers for Medicare and Medicaid Services (the “CMS”), Noridian Medicare, has posted a positive Local Coverage Determination for MR-guided focused ultrasound (MRgFUS) for the incisionless treatment for essential tremor that has not responded to medication, effective April 1, 2019. Noridian coverage will include 13 states. At this stage, Noridian Medicare administers benefits to approximately 7 million Medicare beneficiaries. Following the updated insurance cover by Noridian as detailed above, MRgFUS for the treatment of essential tremor will be covered by five of the Local Medicare Contractors representing 38 States.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- INVESTMENTS IN ASSOCIATES (Cont.)

c.	Investment in PC

From December 2018 onwards as a result of irrevocably transfer its voting rights in PC to trustee, the Company had lost the control over PC and started to account its investment in PC using the equity method. See Note 19b with respect of details of the loss of control in PC. The Company measured the investment in PC shares upon loss of control based on fair value which was negligible.

Going concern and liquidity position of the PC:

PC board and management announced that the Company is unable to serve its entire debt according to the current repayment schedule. Moreover, following the recent default of purchaser of Bangalore project as of PC’s financial statements signature date to meet payments schedule according to the amendment agreement signed in March 2018 (see Note 6a2b, and default of purchaser of Chennai Project to complete the sale transaction (see to Note 6a2a), it is expected that PC will not be able to meet its entire contractual obligations in the following 12 months.

As of December 31, 2018, PC is not in compliance with few with their covenants as defined in the restructuring plan. This may entitle the bondholders to declare that all or a part of their respective (remaining) claims become immediately due and payable.

In the case that the bondholders would declare their remaining claims to become immediately due and payable, PC would not be in a position to settle those claims and would need to enter to an additional debt restructuring or might cease to be a going concern. As at the date of these financial statements the bondholders have not taken steps to assert their rights.

On January 31, 2019 the bondholders of PC Series A and Series B approved a partial deferral of the scheduled Principal payment as of December 31, 2018 to July 1, 2019.

A combination of the abovementioned conditions indicates the existence of a material uncertainty that casts significant doubt about the PC’s ability to continue as a going concern.

Going concern and liquidity position of PC has no effect on the Company’s financial statements.

d.	As for loss of significant influence over Gamida see Note 8.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN JOINT VENTURES

The Group has the following interest in the joint ventures, as at December 31, 2018 and 2017:

		Interest of holding (percentage) as at December 31,
Company name	Country	2018	2017

EPI	Cyprus	50%	50%
Kochi	India	50%	50%

The movement in equity accounted investees (in aggregation) was as follows:

2018

Balance as at 1 January	5,592
Initial recognition (see Note 19)	77,048
Effect of movements in exchange rates	(209)

Balance as at 31 December	82,431

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN JOINT VENTURES (Cont.)

a.	Investment in EPI:

1.	From 31 December 2018 onwards, the Company accounts for its investment in EPI using the equity method. See Note 19 with respect of details of the loss of control on EPI.

The Company and PC each holds 47.5% of the shares of of Elbit Plaza India Real Estate Holdings Limited (“EPI”) which holds plots in Bangalore and Chennai, India (see section 2 below). The remaining 5% equity rights are held by the Company’s former Executive Vice Chairman (VC) of the Board. The VC Shares shall not be entitled to receive any distributions or payment from the EPI until the Group’s investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in EPI have been fully repaid. The Company and PC each have the right to appoint 50% of the board members of EPI.

The summarized financial information of EPI is as follows:

2018

Current assets	8,415
Trading properties-non current	199,213
Other current liabilities	(53,532)

Net assets (100%)	154,096

Carrying amount of interest in joint venture (50%)	77,048

2018

Reverse of write-downs	13,831
Other expenses	(1,110)

Total net profit and comprehensive income (100%)	12,721

Total results from investee (50%)	6,361

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN JOINT VENTURES (Cont.)

a.	Investment in EPI (cont.):

2.	Additional information in respect of trading property in India:

The following information relates to trading property held by Elbit-Plaza India Real Estate Holding Limited (“EPI”), the total amount of which as of December 31, 2018, amounts to NIS 199 million.

a)	Chennai, India:

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

The JDA may be terminated in the event that the required governmental approvals for establishment of access road to the Property has not been achieved within 12 (twelve) months period from the execution date of the JDA. The required approvals have not yet been obtained at the target date. Upon such termination, the Developer shall be entitled to the refund of the relevant amounts paid as Refundable Deposit and any other cost related to such access road or the title over the Property.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN JOINT VENTURES (Cont.)

a.	Investment in EPI (cont.):

2.	Additional information in respect of trading property in India:

a)	Chennai, India (cont.):

On July 5, 2018 EPI signed a term sheet (“Term Sheet”) with the Developer for the sale of the Property for a total consideration of approximately Euro 13.2 million (INR 1,060 million). The closing of the transaction was expected in February 2019. As the transaction was not completed the Term Sheet was terminated by EPI.

In February 2019 the Chennai Project SPV issued notice to Developer terminating the JDA due to its failure to obtain the access road. The said termination of JDA has been disputed by the Developer. Therefore, the Chennai Project SPV has initiated arbitration proceeding against the developer in accordance with the Arbitration Rules of the Singapore International Arbitration Centre, in accordance with the JDA Agreement to protect its rights.

Net realizable value measurement of Chennai project:

The valuation of the property is based on the comparable method. As for December 31, 2018 and 2017 the Group measured the net realizable value of the project which was INR 1,351 million (NIS 73 million);

The following main parameters have been considered to arrive at the land value of the subject property:

Parameter	Premium (Discount)

Applicable Land Value INR million/acre	18.08
Discount for shape and contiguity	-20%
Additional cost to be incurred at the site due to illegal excavation	-5%
Total discount on account	-58%

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN JOINT VENTURES (Cont.)

a.	Investment in EPI (cont.):

2.	Additional information in respect of trading property in India:

b)	Bangalore:

In March, 2008 EPI entered into a share subscription and framework agreement (the “Agreement”), with a third-party local developer (the “Partner”), and a wholly owned Indian subsidiary of EPI which was designated for this purpose (“SPV”), to acquire together with the Partner, through the SPV, up to 440 acres of land in Bangalore, India (the “Project”) in certain phases as set forth in the Agreement. As of December 31, 2018, the Partner has surrendered sale deeds to the SPV for approximately 54 acres (the “Plot”). In addition, under the Agreement the Partner has also been granted with 10% undivided interest in the Plot and have also signed a Joint Development Agreement with the SPV in respect of the Plot.

On December 2, 2015 EPI has signed an agreement to sell 100% of its interest in the SPV to the Partner (the “Sale Agreement”). The total consideration upon completion of the transaction was INR 321 million crores (approximately EUR 40.2 million) which should have been paid no later than September 30, 2016 (“Long Stop Date”). On November 15, 2016, the Partner informed EPI that it will not be able to execute the advance payments.

As a result of the foregoing, EPI has received from the escrow agent the sale deeds in respect of additional 8.7 acres (the “Additional Property”) which has been mortgaged by the Partner in favor of the SPV in order to secure the completion of the transaction on the Long Stop Date. The Additional Property has not yet been registered in favor of the SPV. In addition, as per the Sale Agreement, the Company took actions in order to get full separation from the Partner with respect to the Plot and specifically the execution of the sale deed with respect of the 10% undivided interest, all as agreed in the Sale Agreement.

As a result of the failure of the Partner to complete the transaction under the Sale Agreement and in accordance with the provisions thereto, EPI has 100% control over the SPV and the partner is no longer entitled to receive the 50% shareholding.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN JOINT VENTURES (Cont.)

a.	Investment in EPI (cont.):

2.	Additional information in respect of trading property in India:

b)	Bangalore (cont.):

New payment structure for sale of Project in Bangalore, India:

In June 2017, EPI signed a revised sale agreement with the former partner (the “Purchaser”).

The Purchaser and EPI have agreed that the purchase price will be amended to INR 338 Crores (approximately Euro 42.4 million) instead of the INR 321 Crores (approximately Euro 40.2 million) agreed in the previous agreement. As part of the agreement, INR 110 Crores (approximately Euro 13.8 million) were supposed to be paid by the Purchaser in instalments until the Final Closing. The Final Closing was scheduled on September 1, 2018, when the final instalment of INR 228 Crores (approximately Euro 29.8 million) were supposed to be paid to EPI.

In January 2018, the Purchaser has notified EPI that due to a proposed zoning change (initiated by the Indian authorities) which could potentially impact the development of the land, all remaining payments under the Agreement will be stopped until a mutually acceptable solution is reached on this matter. EPI has rejected the Purchaser’s claims, having no relevance to the existing Agreement, and started to evaluate its legal options. INR 46 Crores (approximately EUR 6.06 million) were paid till March 2018.

In March 2018, the Company signed an amended revised agreement as follows: the Purchaser and EPI have agreed that the total purchase price shall be increased to INR 350 Crores (approximately EUR 44.5 million); the Final Closing will take place on 31 August 2019 when the final installment of circa INR 212 Crores (approximately EUR 26.9 million) will be paid to EPI against the transfer of the outstanding share capital of the SPV.

If the Purchaser defaults before the Final Closing, EPI is entitled to forfeit all amounts paid to date by the Purchaser as stipulated in the revised agreement. All other existing securities granted to EPI under the previous agreements will remain in place until the Final Closing.

On February 4, 2019 the Company announced that the Purchaser defaults on payments and that EPI is considering all legal measures available to it to protect its interest.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN JOINT VENTURES (Cont.)

a.	Investment in EPI (cont.):

2.	Additional information in respect of trading property in India:

b)	Bangalore (cont.):

New payment structure for sale of Project in Bangalore, India (cont.):

During March 2019, the Company announced that the Purchaser has further paid to EPI INR 9.25 cores (approximately EUR 1.15 million).

During April 2019 EPI has reached an understandings with the purchaser according to which:

(i) the closing date for the transaction will be extended to November 2019 (instead of August 2019) (the “Closing Date”); and (ii) the consideration will be increased to approximately €45.64 (INR 356 crores) (instead of INR 350 crores) (the “Consideration”). The Closing Date can be further extended to August 2020, subject to mutually agreed payment terms.

As for the approval date of the financial reporting the purchaser paid in total INR 80 crores (approximately EUR 10.26 million) against INR 90 crores (approximately EUR 11.5 million) that was supposed to be paid by end of April 2019 according to mutual understating. The Company part out of total consideration is 50%.

On May 13, 2019, the Company announced that the Purchaser defaulted on payments of INR 10 crores (approximately EUR 1.27 million) according to the new understandings signed on April 2019.

EPI has initiated legal process to protect its interest while it continues to negotiate with the Purchaser for payment of the amount due.

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

An appeal was filed before the Supreme Court of India against the Order. On March 2019, the Supreme Court has set aside the Order thereby restoring the position as it existed before the Order was passed by NGT.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN JOINT VENTURES (Cont.)

a.	Investment in EPI (cont.):

2.	Additional information in respect of trading property in India:

b)	Bangalore (cont.):

Net realizable value measurement of Bangalore project

As for December 31, 2018 and 2017 the Group measured the net realizable value of the project. The net realizable value of the project is INR 235 crores (approximately EUR 29.5 million); (2017 - INR 209.1 crores million approximately EUR 27.4). The plot in Bangalore is still in land stage and therefore the value of the plot has been derived using land comparable method. The valuation of the property reflects the interest that the partner still holds in the plot (10% as described above), the size of the plot and the non-contiguous land parcel. The local authorities have proposed a revised master plan for Bangalore under which it is proposed to change certain regulations pertaining to zoning of the plot which if given effect might adversely affect the development prospects on the plot. The Company being aggrieved by the proposed change was entitled to and has filed the necessary objections with the concerned authorities and believes that the current zoning regulations will be maintained. Management believes that the current discount rate used towards this end is an appropriate estimation in the current circumstances.

The following main parameters have been considered to arrive at the land value of the subject property by land sale comparison method:

Parameter	Premium (Discount)

Applicable land value (INR Mn/acre)	96
Discount on account of Revised Master Plan 2015 Buffer zone norms (%)	-25%
Presence of minority shareholder	-20%
Discount on account of possible change in zoning (open space/parks)	-25%

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN JOINT VENTURES (Cont.)

b.	Investment in joint venture held in Kochi, India:

The Company has rights under certain share subsection agreement to hold 50% shareholding in Indian SPV (“Project SPV”). The Project SPV has entered into an agreement for the purchase of a land located in Kochi, India according to which it has acquired 13 acres (“Property A”) for a total consideration of INR 1,495 million (NIS 80 million) payable subject to fulfilment of certain obligations and conditions by the seller. Up to the balance sheet date the Project SPV has paid INR 720 million (NIS 40 million) to the seller in consideration for the transfer of title in Property A to the Project SPV. The Company’s share in such acquisition amounts to approximately NIS 20 million.

On April 1, 2019, the Company has sold its entire interest in the Project SPV and received USD 0.72 million, i.e., 50% out of the total consideration of USD 1.4 million. The remaining 50% will be paid to the Company in the beginning of 2020.

c.	Aggregate information of joint ventures that are not individually material:

	December 31
	2018	2017
	NIS in thousands

The Group’s share of total comprehensive los	(208)	-
Aggregate carrying amount of the Group’s interests in these joint ventures	5,383	5,592

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF

Elbit Medical Technologies:

Elbit Medical Technologies Ltd., is an Israeli company traded on the TASE (“Elbit Medical”) which holds the medical business of the Group through the holdings of two portfolio companies: Insightec (approximately 18% holding on a fully diluted basis) and Gamida (approximately 8% holding on a fully diluted basis). For additional information in respect of Insightec and Gamida - see Note 5b and Note 8.

Between October and December 2018, the Company completed the sale of 60,087,537 ordinary shares of Elbit medical which represent 26% of Elbit Medical’s outstanding share capital to an SPV related to the Exigent Capital Group (“SPV”) for a price per share of NIS 0.96 for the total consideration of NIS 58 million. Furthermore, following the acquisition according to the agreement signed the SPV is entitled to one board member out of seven board members. See also Note 21.

After the sale, the Company’s control over Medical remained unchanged.

The effect of the sale on the financial statements is an increase in the Company shareholder equity attributed to the shareholder of the Company in the amount of NIS 85 million.

As for December 31, 2018, the Company holds 63% (41% on a fully diluted basis including the effect of full conversion of Elbit Medical convertible bonds) of the issued and outstanding share capital of Elbit Medical.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:- FINANCIAL ASSET THROUGH PROFIT AND LOSS

Gamida Cell Ltd. (“Gamida”):

1.	Gamida is engaged in developing cellular and immune therapies for the treatment of cancer and orphan genetic diseases. As of December 31, 2018, the Group holds, through Elbit Medical, approximately 11% in Gamida’s voting and equity rights (approximately 8% on a fully diluted basis).

2.	Gamida’s IPO:

On October 26, 2018 Gamida completed the IPO and for the listing in NASDAQ of 6.65 million of its ordinary shares. The price set is eight (8) US dollars per share, a price that reflect a post-money valuation of Gamida of approximately 215 million US dollars. The consideration for Gamida in the IPO is approximately 53 million US dollars (not including issuance and IPO expenses). Upon the completion of the offering, Elbit Medical holds approximately 2.7 million shares representing 11% of Gamida Cell’s share, 8% on a fully diluted basis. Following the issuance and for 180 days Gamida shares held by Elbit Medical are restricted for trading.

3.	Loss of significant influence on Gamida

Upon completion of the issuance, Gamida adopted a new article of association. All of Gamida shares were converted into ordinary shares, including Elbit Medical’s shares. According to the new article of association of Gamida, the Board of Directors of Gamida (excluding external directors, if any) will be divided into three classes nearly equal in number as practicable. The term of office of each class shall expire after one year and when their successors are elected and qualified. The general meeting may elect up to one third of the directors elected for a three-year term, instead of the directors whose term of office expired at that annual meeting.

As of the balance sheet date, Gamida’s board of directors included 7 directors (a total of nine directors can be appointed). Elbit Medical has the right to propose one person for election as director (class A) at general meeting in 2019. As a result, following Gamida’s IPO, Elbit Medical no longer has significant influence on the Gamida. As such, the Company ceased to account its investment in Gamida using equity method and started to account its investment in Gamida as financial asset at fair value through profit and loss.

Elbit Medical recorded income from loss of significant influence over Gamida in the total amount of NIS 71 million and NIS 14 million was recorded as income from fair value adjustment from the date of significant influence loss till December 31, 2018.

Elbit Medical holds (through a subsidiary) 2,685,590 shares, the fair value of which as of December 31, 2018 (taking into account the discount as a result of lock up period) is approximately NIS 86 million. Refer also to Note 20(d).

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- CURRENT MATURITIES OF LONG TERM BORROWING AND SHORT-TERM CREDITS

a.	Composition:

	December 31
	2018	2017
	NIS in thousands

Current maturities and short term credits (*) (**)	136,028	780,861

(*)	2018 – include the Company is Series I notes in the amount of NIS 136 which are due on 30 November, 2019 (see Note 11b).

(**)	2017 – include PC’s notes in the total amount of NIS 486 million which was reclassified as current liabilities due to the breach of covenants set in trust deeds (see Note 5c) and the Company’s series H in the amount of NIS 295 million which was repaid on May 30, 2018.

b.	For liens - see Note 13c.

NOTE 10:- PAYABLES AND OTHER CREDIT BALANCES

	December 31
	2018	2017
	NIS in thousands

Accrued interest	2,985	-
Wages and fringe benefits	1,463	6,488
Provision for taxes	-	4,213
Provision in respect of plots in India (see also Note 6a2b)	-	16,308
Provision (see also Note 13a 2)	10,860	29,167
Accrued expenses, and others	3,227	7,117

	18,535	63,293

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- BORROWINGS

a.	Composition:

	December 31
	2018	2017
	NIS in thousands
At amortized cost:

Notes issued by the Company (see b below)	136,028	538,668
Convertible Notes issued by Elbit Medical (see c below)	144,564	-
Notes issued by PC (See Note 19 b)	-	485,504

	280,592	1,024,172
Less - current maturities (see Note 9)	(136,028)	(780,861)

	144,564	243,311

b.	1. Issuance of notes by the Company:

On February 20, 2014 two series of notes were issued by the Company:

The first series of notes (“Series H”) was in the aggregate principal amount of NIS 448 million, and was fully repaid on May 31, 2018.

The second series of notes (“Series I”) was in the aggregate principal amount of NIS 218 million and bear 6 % per annum and are linked to the Israeli consumer price index, repayable in a single payment at November 30, 2019. Interest on the series I notes will be accrued to the principal and will be payable on the final maturity date.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- BORROWINGS (Cont.)

b.	1. Issuance of notes by the Company (cont.):

The following table present the terms of the Company’s Note as for December 31, 2018:

	Effective interest rate	interest rate	Principal final maturity	Adjusted par value	Carrying amounts as of December 31, 2018
	%			NIS in thousands

Series I notes	12.8	CPI+6	November 30, 2019	107,529	98,967
Accumulated interest on Series I notes				37,061	37,061

				144,590	136,028

The Company’s notes as for December 31, 2017:

	Effective interest rate	interest rate	Principal final maturity	Adjusted par value	Carrying amounts as of December 31, 2017
	%			NIS in thousands

Series H notes	9.47	CPI+6	2018	296,160	295,363
Series I notes	12.8	CPI+6	2019	217,279	184,955
Accumulated interest on Series I notes				58,350	58,350

				571,789	538,668

For collaterals see Note 13c1.

2.	Buyback and early repayment plan of Company’s series I note:

During 2018, the Company purchased NIS 109.75 million par value for a total consideration of NIS 136.5 million. As a result, the Company recorded NIS 5 million loss in the statement of profit and loss.

During 2019 and as for the date of approving the financial statement the company purchased NIS 5.9 million par value for a total consideration of NIS 7.7 million.

As for the approval of the financial statement the remaining amount of Series I is NIS 139 million (NIS 101,613 thousand par value).

The Company has open repurchase plan in the amount of 56 million NIS.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- BORROWINGS (Cont.)

c.	Issuance of convertible notes by Elbit Medical

On February 19, 2018 Elbit Medical has completed a public offering of notes convertible into ordinary shares of Elbit Medical and secured by a pledge on a portion of Elbit Medical’s holdings in Insightec Ltd. and Gamida Cell Ltd. (the “Notes”). The main terms of the Notes are:

1.	Total amount raised: NIS 180 million (approx. US$ 49 million, net of issuance expenses in the amount of US$1.6 million).

2.	Maturity Date: March 1, 2022.

3.	Interest: Annual interest of 5% in the first two years and 10% in the remaining period, payable twice a year - in March and September.

4.	Conversion: Each NIS 1.47 par value in Notes convertible into one Elbit Medical ordinary share.

5.	Covenants: until the full repayment of all principal and interest payments of the Debentures (including arrears interest to the extent applicable), the ratio between: a) the net debt as at the date of the test and b) cash or cash equivalents or bank guarantees or government bonds in the trust account And / or by the Trustee together with the value of Insightec shares held by Elbit Medical together with the value of the Gamida shares held by Elbit Medical, as they are correct at the date of the examination shall not exceed 65%. As of December 31, 2008, the Elbit Medical is with compliance with this covenants

6.	For collateral see Note 13c2.

7.	Use of Proceeds:

(a)	payment of all expenses in connection with the issuance of the Notes (approximately NIS 6);

(b)	NIS 18 million were deposited with the trustee for interest payments due on the Notes for the first two years. As at December 31, 2018, the balance of the deposit with the trustee is NIS 13.7 million, of which NIS 9.1 million is classified as short-term and the balance is long-term.

(c)	NIS 4 million for ongoing operational expenses; and

(d)	The remaining proceeds was used to repay Elbit Medical’s intercompany debt to the Company (approximately NIS 153 million).

In April, 2018 the balance of Elbit Medical’s debt to the Company, in the total amount of approximately NIS 2 million was converted to approximately NIS 2 million par value Notes.

8.	On the issuance date, the conversion components of notes is measured at fair value and presented as other financial liability in the total amount of NIS 11 million. The effective interest rate of debt component is 16.7%.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INCOME TAXES

a.	Composition:

	Year ended December 31
	2018	2017	2016
	NIS in thousands

For previous year	(5,245)	7,000	-

b.	Principle tax laws applicable the major Group companies in their country of residence:

1.	Israel:

a)	Corporate tax rate applicable to companies in Israel in 2018 is 23% (in 2017 was 24% and in 2016 - 25%).

b)	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

1)	(a) Taxation of profits of foreign companies considered as Controlled Foreign Companies (“CFC”), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) more than 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed as a dividend representing its respective share in such profits (“Deemed Dividend”).

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INCOME TAXES (Cont.)

b.	Principle tax laws applicable the major Group companies in their country of residence (cont.):

1.	Israel (cont.):

b)	(Cont.)

1)	(b) Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

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

2)	Capital gain from the realization of assets which were acquired subsequent to January 1, 2003 will be taxed at a rate of 25%. Capital gain for assets which were acquired before January 1, 2003, will be taxed at a rate of 25% for the portion of the gain relating to the period subsequent to this date up to the realization date and corporate tax rate for the portion of the gain relating to the period from the acquisition date up to January 1, 2003.

3)	Method of loss offsetting - regarding business losses, capital losses, passive losses, marketable securities losses and CFC losses.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INCOME TAXES (Cont.)

b.	Principle tax laws applicable the major Group companies in their country of residence (cont.):

1.	Israel (cont.):

c)	Effective tax rate:

The following is reconciliation between the income tax expenses computed on the pretax income at the ordinary tax rates applicable for the Company (“the theoretical tax”) and the tax amount included in the consolidated statement of operations:

	Year ended December 31
	2018	2017	2016
	NIS in thousands

Profit (loss) before income taxes	60,464	(101,882)	(120,243)
Israeli company’s statutory tax rate (%)	23	24	25

The theoretical tax	13,907	(24,452)	(30,061)
Differences in tax burden in respect of:
Exempt income, net of unrecognized expenses	1,303	214	611
Prior-year losses for which deferred taxes had not previously been recorded, including utilization	-		(115)
Losses and other timing differences for which deferred taxes had not been recorded	(15,392)	17,640	15,232
The effect of different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	202	5,959	329
Differences in tax rates on income of foreign subsidiaries	(20)	(3,466)	(421)
The Group’s share in results of associated companies	-	4,850	14,407
Taxes for prior years	(5,245)	7,027
Other differences, net	-	(772)	18

	(5,245)	7,000	-

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INCOME TAXES (Cont.)

b.	Principle tax laws applicable the major Group companies in their country of residence (cont.):

2.	The Group did not record deferred tax assets in respect of the following items:

	December 31
	2018	2017
	NIS in thousands

Timing differences - income and expenses	821	1,429
Carry forward tax losses and deductions	179,700	156,180

	180,521	157,609

c.	Final tax assessments:

The Company and certain Israeli subsidiaries have tax assessments that are considered final until 2010 and for the year 2012.Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

a.	Claims:

Certain legal claims have been filed against the Group’s companies.

In the opinion of the managements of the Group, which is based, inter alia, on legal opinions as to the probability of the claims, appropriate provisions have been included in the financial statements, with respect to the exposure involved in such claims.

Following are the Group’s material claims as of December 31, 2018:

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

During 2018, a settlement agreement was approved, according to which the plaintiffs, their attorneys and the class members received NIS 50 million as a final compensation.

The Company’s share in the aforementioned compensation was NIS 4.6 million and the remained amount was paid by the Company’s D&O Insurance.

2.	VAT and Customs assessments:

On July 2, 2018, the Company was issued a court decision in a lawsuit brought by the Company against the Israeli Tax Authority relating to VAT assessments issued to the Company and relating to the period from April 2006 to June 2011. In the decision, the court partially accepted the Israeli Tax Authority’s position and ruled that the Company should have deducted input tax at rates lower than those actually deducted by the Company.

Accordingly, the Company shall pay the Israeli Tax Authority an amount of approximately NIS 11.5 million for the relevant period.

On November 19, 2018, the Company has reached a settlement agreement with the Israeli Tax Authority in connection with VAT assessments for the years 2013 through 2018, according to which the Company shall pay approximately NIS 5.7 million.

As for December 31, 2018 the Company’s net liability to the VAT authority is NIS 10.8 million out of which NIS 5.7 million were classified as current liability and NIS 5.1 million as long term liability based on the settlement agreements signed with VAT authority.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

a.	Claims (cont.):

3.	Other legal proceedings in the ordinary course of business:

As of December 31, 2018, the Company and its subsidiaries are involved in various legal proceeding relating to their ordinary course of business. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims, individually and in the aggregate, are not expected to materially impact the Company’s financial statements.

b.	Other contingent liabilities:

1.	Indemnification to directors and officers of the Company:

The General Meeting of the Company’s shareholders has approved the grant of prospective indemnification undertaking to the Company’s directors and officers (including for their service as officers at the Company’s subsidiaries, where applicable). The total aggregate indemnification shall not exceed USD 40 million, and all in excess of an amount paid (if paid) by insurance companies under applicable insurance policies. The Company’s Board of directors and Audit committee has also approved an exemption of officers from liability for any damage caused by breach of a duty of care towards the Company.

2.	Indemnification to directors and officers of Elbit Medical Technologies:

In November 2010, the shareholders’ of Elbit Medical have approved the grant of an exemption and indemnification to directors and officers of Elbit Medical (including such that serve also as officers of the Company). In the framework of the exemption and indemnification undertaking letter (as amended pursuant to the approval Elbit Medical Technologies shareholders on July 2012), Elbit Medical exempted the recipients of the indemnification undertaking letters also from liability for actions performed while serving as officers of Elbit Medical or its subsidiaries or a company in which Elbit Medical is an interested party.

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

b.	Other contingent liabilities (cont.):

3.	Motion to reveal and review internal documents:

In March 2018, a Shareholder of the Company has filed a motion with the Financial Department of the District Court in Tel-Aviv to reveal and review internal documents of the Company and of PC, with respect to the events related to that certain agreements that were signed in connection with the Casa Radio Project in Romania and the sale of the US portfolio in past. Such events were previously disclosed by the Company and are detailed in Notes 4c and 13b6. In July 2018, the Company has filed a response to the relevant court. On January 13, 2019, a Court hearing was held following which the judge decided that the board of directors of each of the two companies will examine the relevant facts and the allegations raised by the plaintiff and decide whether or not they should file a law suit against any of its officers. The two companies will submit their conclusion to both the court and the plaintiff (not later than June 27, 2019) and afterwards the plaintiff will notify the court weather or not  he wishes to continue with the Motion.

4.	Indemnifications relating to sale of real estate assets:

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

b.	Other contingent liabilities (cont.):

5.	Indemnification to Insightec

During February 2018, Elbit Medical completed the issuing of convertible Notes which are secured by a lien on part of Elbit Medical’s shares in Gamida and Insightec. The lien on Gamida and Insightec’s shares was made possible following an amendment to both of their Articles of association to reflect that the lien on Gamida and Insightec’s shares does not constitute a Right of First Refusal that Gamida and Insightec’s shareholders have arising out of the Articles, and that solely realization of these shares will activate the aforementioned Right of First Refusal (the “Amendment”).

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

In addition, Elbit Medical undertook to indemnify (subject to the certain conditions specified in the letter of undertaking) Gamida and each of its officers and jointly controlled subsidiary, as well as Teva Pharmaceutical Industries Ltd., from and against any liability and/or damage and/or expense and/or loss that arises out of or in connection with the information (including information regarding Gamida and its business, activities, etc.) provided by the aforementioned to Elbit Medical and/or the Company (during the period in which Gamida was a private company (i.e. until October 26, 2018)), in order for them to meet their disclosure obligations under US and Israeli securities law and the regulations promulgated there under.

In addition, Elbit Medical undertook to include Gamida's officers, as they will be from time to time, at the expense of Elbit Medical, in the annual insurance policy covering the liability of directors and officers of the Company, on the same terms and conditions as apply to an officer of Elbit Medical. This obligation also expired once Gamida is no longer a private company (i.e. since October 26, 2018).

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

b.	Other contingent liabilities (cont.):

6.	Foreign Corrupt Practices Act (FCPA) Issues

On March 12, 2018, the Securities and Exchange Commission (“SEC”) approved an offer of settlement (“Offer”) that was submitted to it by the Company regarding concerns of a violations of the books and records and internal accounting controls provisions of the Foreign Corrupt Practices Act of 1977 (“FCPA”), as follows:

1. In March 2016 PC announced that its board of directors became aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania (see also Note 4c1) that may indicate potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA.

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

Following discussions with the SEC regarding the potential violation of the requirements of the FCPA, the Company and SEC entered into an order containing the SEC’s findings.

stipulated:

1. Pursuant to Section 21C of the Securities Exchange Act of 1934 (“Exchange Act”), the Company cease and desist from committing or causing any violations and any future violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. and 2.The Company paid a civil money penalty in the amount of USD 500,000 to the SEC for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3).

In determining to accept the order the SEC considered remedial acts that the Company promptly undertook, its self-reporting, and its cooperation afforded to the SEC staff, including having conducted a thorough internal investigation, voluntarily providing detailed reports to the staff, fully responding to the staff’s requests for additional information in a timely manner, and providing translations of certain documents.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (Cont.)

b.	Other contingent liabilities (cont.):

7.	On June 28, 2018 the Company has received written notification from the Nasdaq Stock Market (“Nasdaq”), indicating that the Company is no longer in compliance with the continued listing requirement under Nasdaq Listing Rule 5450(b)(3)(C) because the market value of its publicly held shares was below $15,000,000 for 30 consecutive business days. Under Nasdaq rules, publicly held shares is defined as shares not held directly or indirectly by an officer, director or any person who is the beneficial owner of more than 10% of the total shares outstanding of the Company.

The Company submitted an appeal. On 7 February, 2019 the Nasdaq informed the Company that it has determined to delist the Company’s ordinary shares from the Nasdaq and will suspend trading in the shares effective at the open of business on February 11, 2019.

The Nasdaq has determined to remove from listing the ordinary shares of the Company, effective at the opening of the trading session on May 13, 2019.

c.	Liens, collateral and guarantees:

1.	The Company’s notes:

Series I notes are secured by a first ranking floating chargeon all the Company’s property and assets and first ranking charges over the Company’s existing and future interest and rights in and to the Company’s wholly owned subsidiaries and Elbit Ultrasound (Luxembourg) B.V./Sa.r.l (“EUL LUX”), including rights to any amount owed to the Company by EUL LUX. In addition the Company has granted to series I note a corporate guarantee by EUL LUX and a negative pledge over the respective assets of EUL LUX. The collaterals securing the notes are subject to exceptions as set forth in the Arrangement. The Company holds through EUL LUX its shareholdings in PC.

The Company and its wholly owned subsidiaries, EUL LUX have not created, nor undertook to create any pledges contrary to their obligations under the notes.

In 2018, the Company mortgaged the repayments of the Vender loan (as mention in Note 19a), with a first-ranking lien, in favor of the trustee of holders of Series I.

2.	Elbit Medical Notes are secured by a pledge on 75% of Elbit Medical’s holdings in Insightec and Gamida in a “value to loan” ratio of 200%.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- SHARE CAPITAL

Composition:

	Ordinary shares of NIS no par value each
	2018	2017
	No nominal par value	No nominal par value
	NIS in thousands

Authorized share capital	50,000,000	11,666,667

Issued and outstanding	9,190,808	9,190,808

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- OPTIONS PLANS

a.	Options plan adopted by the Company and its subsidiaries:

1.	On October 13, 2016, the Company’s general meeting adopted option plan to the Company’s executive Chairmen of the board (“The Chairman”). According to the plan, the Chairman was granted options exercisable into 38,445 ordinary shares, no par value, of the Company, constituting approximately 0.4% of the Company’s issued and outstanding share capital on a fully diluted basis. The exercise price of the options is equal to NIS 13.426 per share. The option term is for 5 years and it will be vested equally over a period of 3 years.

2.	Elbit Medical plan:

	Year ended December 31
	2018		2017
	Number of options *	Weighted average exercise price *	Number of options *	Weighted average exercise price *
		(NIS)		(NIS)

Balance at the beginning of the year	2,217,130	0.86	19,824,093	1.12
Granted	604,325	1.32	62,500	1.04
Forfeited	-	-	(13,085,657)	1.04
Exercised	(233,888)	1.06	(4,583,806)	1.04

Balance at the end of the year	2,587,568	0.95	2,217,130	0.86
Includes options granted to other Company’s key personnel	1,858,243	0.83	1,024,909	0.85

Options exercisable at the year end	1,012,455	0.85	296,388	1.06

*)	After capital consolidation in the rate of 1:8 due in February 2018.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

		Year ended December 31
		2018	2017	2016
		NIS in thousands
a	General and administrative expenses:

	Wages and benefits	3,618	4,372	3,744
	Stock-based compensation expenses	316	325	27
	Depreciation and amortization	11	12	19
	Directors fee and directors and officers insurance	1,620	1,313	1,084
	Professional expenses	4,839	5,521	2,326
	Other	1,536	3,181	3,121

		11,940	14,723	10,003
b.	Financial expenses:

	Interest and CPI linkage on borrowings	47,105	60,166	59,786
	Interest and CPI linkage on institutions	-	5,122	-
	Loss (gain) from buy back of notes (see Note 11b2)	4,881	-	(2,319)
	Realization of capital reserves	2,012	-	-
	Other financial expenses (income)	1,716	(952)	2,815

		55,715	64,336	60,282
c.	Financial income:

	Interest on deposits, receivables and loans	1,762	168	-
	Other financial income	39	1,552	2,318

		1,801	1,720	2,318
d.	Earnings per share: (*)

	Basic and diluted earnings per share:

	The earnings and weighted average number of Ordinary shares used in the calculation of the basic earning per share are as follows:
	Profit (loss) from continuing operations	41,910	(105,332)	(113,642)
	Profit (loss) from discontinued operation	(559,743)	(232,703)	(81,188)
	Weighted average number of shares used in computing basic earnings per share (thousands)	9,191	9,191	9,191

(*)	The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- RELATED PARTIES

a.	Transactions with related parties:

As of December 31, 2018, the Company does not have ultimate controlling party. The Company identifies the following entities, inter alia, as the Company’s related parties: York Capital Management Global Advisors, LLC (“York”) which holds approximate 18.9% of Company’s share capital and Davidson Kempner Capital Management LLC (“DK”) which holds approximate 14.3% of Company’s share capital.

As for the investment agreement in Insightec by York and other investors see Note 5b2.

b.	Benefits to key management personnel:

1.	Insurance policy for the Company’s directors and officers:

The directors and officers of the Company and its subsidiaries (excluding PC and its subsidiaries which are covered under a separate policy), are covered by directors’ and officers’ liability insurance policy of up to USD 55 million per occurrence and in the aggregate during the duration of the policy.

On August 27, 2018, The shareholders of the Company have approved the renewal of such policy and the purchase of another directors and officers’ liability insurance policy and the purchase of any other similar policy upon the expiration of such policies, provided that the coverage will not exceed certain premium and that the premium for the renewed policy(ies) will not exceed 300,000$ an amount representing an increase of 20% each year as compared to 300,000$. The insurance policy of the Company will expire on March 1, 2020. In addition to the ongoing police, on the closing of the Company’s plan of Arrangement on February 20, 2014 the Company’s then exiting on-going policy has been converted into a Run Off policy which will expired following the elapse of seven years thereafter (i.e., February 20, 2021).

2.	As for directors’ indemnification - see Note 13b1 – 13b2.

3.	Options issued to related parties - see Note 15.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- RELATED PARTIES (Cont.)

c.	The following table presents the components of the Group related party transactions and benefit (including bonus) granted to the Group’s key management personnel:

	Year ended December 31
	2018	2017	2016
	NIS in thousands
Benefits to key management personnel:

Salaries, directors’ fees and bonuses	3,593	4,655	3,373
Post-employment benefits	239	200	239
Amortization of stock based compensation expenses	218	399	53

	4,050	5,254	3,665

Number of recipients (including directors)	6	7	7

d.	Balances with related parties:

	December 31
	2018	2017
	NIS in thousands
Liabilities:

The Company’s and subsidiaries traded notes	19,230	116,130
Benefits payable to key management personnel	1,674	3,499

	20,904	119,629

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- SEGMENTS REPORTING

a.	General:

The Group’s Chief Operating Decision-Maker (“CODM”) reviews the Group’s internal reporting to assess the performance and to allocate resources.

In light of the reclassification of PC’s results of operation under the item “Loss from discontinued operations”, PC ceased to be presented as reportable segments. The comparative data have been adjusted retrospectively.

Investments in Insightec and Plots in India are reviewed by the CODM in the same manner as subsidiary companies, i.e. each investment’s income, expenses are reviewed on a separate basis. The amounts included are not adjusted to reflect the Group’s share and accordingly reviewed in its entirety (100%). Accordingly, the amounts within each segment include these components of equity method investments, and are reconciled to the consolidated statements as adjustments.

For purpose of these financial statements, (after the loss of control in PC), the following business segments were identified:

●	Medical industries and devices - through the Company indirect holdings in a company which operates in the field of life science: Insightec which operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; diseases.

●	Plots in India - plots designated for sale, initially designated to residential projects.

The Group’s reportable segments for each of the years ended December 31 2018, 2017 and 2016 are: Medical Industries and devices and Plots in India. All other operations identified by the CODM are included as “other activities”. The assets of a reportable segment include plots in India. Unallocated assets include mainly cash and cash equivalent as well as short and long term deposits and investments.

Other borrowings which were raised by the Group with no identification to certain operations (mainly notes issued by the Company and Elbit Medical) were considered as unallocated liabilities.

The accounting policies of all reportable segments are the same as those of the Group, as described in Note 2.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- SEGMENTS REPORTING (Cont.)

b.	Data regarding business segments:

Year ended December 31, 2018:

	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total

Revenues and gains	136,810	-	-	(136,810)	-

Segment profit (loss)	(153,374)	6,931	-	146,443	-

Adjustments:
Unallocated gains					85,180
Unallocated general and administrative expenses					(11,940)
Unallocated other expenses					(4,877)
Unallocated financial expenses					(55,716)
Unallocated financial income					1,801
Unallocated exchange differences, net					14,796
Unallocated change in fair value of financial instrument at fair value					31,220
Profit before income taxes					60,464
Total depreciation and amortization
Impairment of segment assets	-	(6,971)	-	6,971	-
Unallocated					-
Total impairment					-

Assets and Liabilities December 31, 2018:

Segment assets	-	107,332	-	(107,332)	-
Equity basis investments	-	-	-	82,431	82,431
Unallocated					173,493
Total assets					255,924
Liabilities
Segment liabilities	-	27,378	-	(27,378)	-
Unallocated liabilities					316,051

Total liabilities					316,051

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- SEGMENTS REPORTING (Cont.)

b.	Data regarding business segments (cont.):

Year ended December 31, 2017:

	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total

Revenues	117,488	-	-	(117,488)	-

Segment profit (loss)	(135,445)	(55,422)	-	190,867	-

Share in losses of associates, net	(15,156)	-	-	(5,047)	(20,202)
Adjustments:
Unallocated general and administrative expenses					(14,723)
Unallocated other expenses					1,596
Unallocated financial expenses					(69,457)
Unallocated financial income					1,720
Unallocated exchange differences, net					816
Loss before income taxes					(101,882)

Additions to segment assets	-	-	-	-	-
Unallocated					11,051
Total additions					11,051
Depreciation and amortization of segment assets	-	-	-	-	-
Unallocated					29,003
Total depreciation and amortization					29,003
Impairment of segment assets	-	43,057	-	-	43,057
Unallocated					47,700
Total impairment					90,757

Assets and liabilities December 31, 2017:

Segment assets	-	187,509	5,845	-	193,354
Equity basis investments	-	-	-	5,592	5,592
Unallocated					818,425
Total assets					1,017,371
Liabilities
Segment liabilities	-	38,477	-	-	38,477
Unallocated liabilities					1,127,678

Total liabilities					1,166,155

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- SEGMENTS REPORTING (Cont.)

b.	Data regarding business segments (cont.):

Year ended December 31, 2016:

	Medical industries and devices	Plots in India	Other activities and allocations	Equity method adjustments	Total

Revenues	96,333	-	-	(96,333)	-

Segment profit (loss)	(119,689)	9,354	-	110,335	-

Share in losses of associates, net	(7,960)	-	-	(46,353)	(54,313)
Adjustments:
Unallocated general and administrative expenses					(10,003)
Unallocated other expenses					(567)
Unallocated financial expenses					(60,280)
Unallocated financial income					2,318
Unallocated exchange diffrences,net					2,602
Loss before income taxes					(120,243)

Additions to segment assets	-	154,598	-	-	154,598
Unallocated					96,879
Total additions					251,477
Depreciation and amortization of segment assets	-	-	-	-	-
Unallocated					37,415
Total depreciation and amortization					37,415
Impairment of segment assets		24,564			24,564
Unallocated					165,028
Total impairment					189,592
Assets and liabilities December 31, 2016:
Segment assets	-	245,092	6,453	(5,702)	245,843
Equity basis investments	15,916			11,033	26,949
Unallocated					1,988,417
Total assets					2,261,209
Liabilities
Segment liabilities	-	3,319	-	(43)	3,276
Unallocated liabilities					2,209,319

Total liabilities					2,212,595

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:- DISCONTINUED OPERATIONS

a.	Sale of the “Radisson complex”:

On November 29, 2017, the Company has announced, that its wholly owned indirect subsidiary (the “Vendor”) has signed a definitive sale and purchase agreement (the “Agreement”) for the sale of its entire shareholding (comprising approximately 98.2% of the outstanding share capital) in the company (the “SPV”) which owns the Radisson Hotel Complex in Bucharest, Romania, based on a property value of € 169.2 million (the “Transaction”). The Agreement has been signed with an acquisition vehicle jointly owned by two international investment funds (the “Purchaser”).

The net proceeds that was derived from the Transaction (after offsetting the SPV’s senior bank loan, working capital and other adjustments, as well as transaction expenses) was approximately €81 million. Part of the net proceeds equal to €8 million was used to finance a vendor loan which has been granted for a period of 3 years, bearing interest at the rate of 5% per annum (the “Vendor Loan”).

The Vendor Loan acts as collateral for customary post-closing liabilities of the SPV, whereby the Purchaser may offset adjudicated losses which may be incurred by it as a result of a breach of warranties or in respect of certain indemnities given by the Vendor in terms of the Agreement refer also to Note 21(2). Additionally, the Company has granted a letter of guarantee in favor of the Purchaser pursuant to which it has undertaken to fulfill the Vendor’s undertakings and obligations under the Agreement (if and to the extent that the Vendor fails to do so).

On December 18, 2017 the Company has completed the transaction. Part of the Net Proceeds were applied in order to repay the Company outstanding loan to Bank Hapoalim Ltd. in the amount of approximately € 11.6 million and NIS 240 million were applied to an early repayment of interest and principal to the Company (series H) noteholders.

Following the Closing and consummation of the transaction, the Company has ceased to operate the “Radisson Complex” hotel activity, and accordingly the said activity was classified as discontinued operation including comparative information.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:- DISCONTINUED OPERATIONS (Cont.)

b,	Loss of control in PC and EPI:

During December 2018, the Company has deposited its shares of Plaza Centers N.V with a trustee. In accordance with the trust agreement, the Company redeems the voting rights and retains the ownership rights of PC’s shares, other than the voting rights which are vested with the trustee for all matters and purposes. In addition, the Company may instruct the Trustee, from time to time, to sell all or any portion of the Shares. The trust agreement shall terminate upon the earlier of: (i) a sale of all of the Shares to a third party; and (ii) the date on which actions have been taken for realization of any of the liens the Company granted in favor of the holders of the Series I Notes issued by the Company. As a result of the deposit of the Shares with the trustee, the Company ceased to considers itself to be the controlling shareholder of PC and accordingly will not consolidate PC’s financial reports in its own financial reports.

Although the Company has no voting rights in general meeting, still it has 2 directors out of 3 as its representatives. This fact indicates that the Company has significant influence on PC and as a result the investment in PC is accounted for using equity method.

Simultaneously with losing control over PC, the Company lost control in EPI which is jointly controlled entity by PC and the Company.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:- DISCONTINUED OPERATIONS (Cont.)

Results of discontinued operations:

	Year ended December 31
	2018	2017	2016
	NIS in thousands
Revenues
Revenues from hotel operations and management	-	130,142	135,839
Revenues from sale of commercial centers	9,872	782,829	126,018

Total revenues	9,872	912,971	261,857

Gains and others
Rental income from commercial centers	-	31,997	66,417

Total revenues and gains	9,872	944,968	328,274

Expenses and losses:

Cost of commercial centers	25,172	805,523	159,806
Cost of hotel operations and management	185	105,678	115,367
General and administrative expenses	578	207	254
Financial expenses	32,600	62,033	86,975
Write down of trading properties (see Note 4b)	107,009	92,398	196,333
Other losses(income), net	4,419	9,651	(41,542)

	(169,963)	(1,075,590)	(517,193)

Loss from discontinued operations before income taxes	(160,091)	(130,622)	(188,919)

Income tax (income) expenses	(4,286)	4,164	2,906

Loss from discontinued operations	(155,805)	(134,786)	(191,825)

Gain from sale of hotels	2,512	(55,835)	-
Gain losing control over PC and EPI	99,670	-	-
Release of capital reserve as a result of the sale of hotels and losing control over PC and EPI	(596,454)	213,848	-

Total loss from discontinued operations	(650,077)	(292,799)	(191,825)

Basic and diluted earnings per share	(60.90)	(25.32)	(8.83)

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:- DISCONTINUED OPERATIONS (Cont.)

Reclassification of comparative information:

	Year ended December 31, 2017
	As previously reported	Amendment	As presented in these financial statements
	NIS in thousands
Revenues
Revenues from sale of commercial centers	782,829	(782,829)	-

Total revenues	782,829	(782,829)	-

Gains and other
Rental income from commercial centers	31,997	(31,997)	-

Total gains	31,997	(31,997)	-

Total revenues and gains	814,826	(814,826)	-

Expenses and losses
Cost of commercial centers	805,623	(805,623)	-
General and administrative expenses	14,930	(207)	14,723
Share in losses of associates, net	20,202	-	20,202
Financial expenses	112,296	(41,932)	70,364
Financial income	(1,811)	-	(1,811)
Write-down, charges and other expenses, net	101,120	(102,716)	(1,596)

	1,052,360	(950,478)	101,882

Loss before income taxes	(237,534)	135,652	(101,882)

Income taxes expenses (tax benefits)	11,244	(4,244)	7,000

Loss from continuing operations	(248,778)	139,896	(108,882)
Profit from discontinued operations, net	(152,903)	(139,896)	(292,799)

Loss for the year	(401,681)	-	(401,681)

Attributable to:
Equity holders of the Company	(338,034)	-	(338,034)
Non-controlling interest	(63,647)	-	(63,647)

	(401,681)	-	(401,681)
Loss from continuing operations
Equity holders of the Company	(185,132)	79,801	(105,331)
Non-controlling interest	(63,647)	60,096	(3,551)

	(248,779)	139,897	(108,882)
Profit from discontinued operation, net
Equity holders of the Company	(152,902)	(79,801)	(232,703)
Non-controlling interest	-	(60,096)	(60,096)

	(152,902)	(139,897)	(292,799)

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:- DISCONTINUED OPERATIONS (Cont.)

Reclassification of comparative information:

	Year ended December 31, 2016
	As previously reported	Amendment	As presented in these financial statements
	NIS in thousands
Revenues
Revenues from sale of commercial centers	126,019	(126,019)	-

Total revenues	126,019	(126,019)	-

Gains and other
Rental income from commercial centers	66,417	(66,417)	-

Total gains	66,417	(66,417)	-

Total revenues and gains	192,436	(192,436)	-

Expenses and losses
Cost of commercial centers	159,806	(159,806)	-
General and administrative expenses	10,257	(254)	10,003
Share in losses of associates, net	54,313	-	54,313
Financial expenses	124,354	(68,994)	53,360
Financial income	1,056	(1,056)	-
Change in fair value of financial instruments measured at fair value through profit and loss	(2,707)	2,707	-
Write-down, charges and other expenses, net	162,318	(161,751)	567

	509,397	(389,154)	120,243

Loss before income taxes	(316,961)	196,718	(120,243)

Income taxes expenses (tax benefits)	3,020	(3,020)	-

Loss from continuing operations	(319,981)	199,738	(120,243)
Profit from discontinued operations, net	7,913	(199,738)	(191,825)

Loss for the year	(312,068)	-	(312,068)

Attributable to:
Equity holders of the Company	(194,830)	-	(194,830)
Non-controlling interest	(117,238)	-	(117,238)

	(312,068)	-	(312,068)
Loss from continuing operations
Equity holders of the Company	(202,724)	89,080	(113,643)
Non-controlling interest	(117,257)	110,658	(6,599)

	(319,981)	199,738	(120,242)
Profit from discontinued operation, net
Equity holders of the Company	7,893	(89,080)	(81,188)
Non-controlling interest	20	(110,658)	(110,638)

	7,913	(199,738)	(191,826)

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:- DISCONTINUED OPERATIONS (Cont.)

Statement of cash flows:

The statement of cash flows includes the following amounts relating to discontinued operations, the majority of which as of December 2018 are attributable to PC and India operation and in 2017, are attributable to the discontinued hotels operations:

	Year ended December 31
	2018	2017	2016
	NIS in thousands

Operating activities	8,103	384,897	(69,969)
Other investment activities	(10,749)	326,419	78,156
Other financing activities	(196,027)	(441,541)	(25,869)

Net cash provided by (used in) discontinued operations	(198,673)	269,775	17,682

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- FINANCIAL INSTRUMENTS

a.	Principal accounting policies:

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income and other comprehensive income are included in Note 2.

b.	Balances of financial instruments by categories:

1.	Composition:

	December 31
	2018	2017
	NIS in thousands
Financial assets:

Cash and cash equivalents	32,906	465,740
Loans and receivables	53,083	44,545
Financial assets at fair value through profit and loss	86,262	-
Available for sale financial instruments	-	4,032

	172,251	514,317
Financial liabilities:

Financial liabilities at fair value through profit and loss	10,994	-
Financial liabilities at amortized cost	297,532	1,088,479

	308,526	1,088,479

2.	Additional information:

As for financing income and expenses resulting from the aforementioned financial instruments - see Note 16b and c.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- FINANCIAL INSTRUMENTS (Cont.)

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

Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group’s entity which executed the transaction or hold these financial assets and liabilities. In order to minimize such exposure the Group policy is to hold financial assets and liabilities in a currency which is the functional currency or the Group’s entity. The Company’s functional currency is the NIS and its investees use different functional currencies (mainly the Euro, Indian Rupee and US Dollar).

The following table demonstrates the sensitivity test to a reasonably possible change in USD and NIS exchange rates, with all other variables held constant. The impact on the Company’s income before tax is due to changes in the fair value of monetary assets and liabilities.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks (cont.):

1.	Foreign currency risk (cont.):

	Change in USD rate	Effect on income before tax	Change in USD rate	Effect on income before tax
		NIS in thousands		NIS in thousands

2018	+10%	(25,656)	-10%	25,656

2017	+10%	142	-10%	(142)

The following table demonstrates the sensitivity test to a reasonably possible change in EURO and NIS exchange rates, with all other variables held constant. The impact on the Company’s income before tax is due to changes in the fair value of monetary assets and liabilities.

	Change in USD rate	Effect on income before tax	Change in USD rate	Effect on income before tax
		NIS in thousands		NIS in thousands

2018	+10%	3,790	-10%	(3,790)

2017	+10%	33,489	-10%	(33,489)

The Company’s exposure to foreign currency changes for all other currencies is immaterial.

2.	Credit risk:

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

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks (cont.):

3.	Interest rate risk:

Fair value risk:

A significant portion of the Group’s notes bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these notes are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income.

For further information see Note 11.

4.	Liquidity risk :

The Group’s capital resources include the following: (a) proceeds from sales of trading property and real estate assets subject to market condition (b) lines of credit obtained from banks, and others; (c) proceeded from sales of shares in the Group held companies in the medical field (d) available cash and cash equivalents, proceeds from capital raising of equity or debt, if and to the extent completed. Such resources are used for the following activities:

a)	Interest and principal payments on the Group notes;

b)	Payment of general and administrative expenses;

As for the Company’s financial position - see Notes 1c.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks (cont.):

4.	Liquidity risk (cont.):

The following tables present the cash flow of financial liabilities (principal and interest) in accordance with the contractual repayment dates:

As of December 31, 2018

	1st year (i)	2nd year	3rd year	4th year	5th year and thereafter	Total
	NIS in thousands
Financial liabilities:

Borrowing with fixed interest rate

Elbit Medical’s notes	9,000	13,500	18,000	189,000	-	229,500
Notes linked to the Israeli CPI	144,589	-	-	-	-	144,589

	153,589	13,500	18,000	189,000	-	374,089

Suppliers, payable and other credit balances	9,506	4,120	1,040	-	-	13,906

Total financial liabilities	163,095	17,620	19,040	189,000	-	387,995

As of December 31, 2017

	1st year (i)	2nd year	3rd year	4th year	5th year and thereafter	Total
	NIS in thousands
Financial liabilities:

Borrowing with fixed interest rate

PC’s notes linked to the Israeli CPI (1)	238,898	236,812	55,566	-	-	531,276
Notes linked to the Israeli CPI	303,564	310,222	-	-	-	613,786

	542,462	547,034	55,566	-	-	1,145,062
Borrowing with variable interest rate
Notes linked to the PLN	21,949	-	-	-	-	21,949

Suppliers, payable and other credit balances	47,999	-	-	-	-	47,999

Total financial liabilities	612,410	547,034	55,566	-	-	1,215,010

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- FINANCIAL INSTRUMENTS (Cont.)

c.	Management of financial risks (cont.):

5.	Consumer Price Index (“CPI”) risk

A significant part of the Group borrowings consists of notes raised by the Company in the Tel Aviv Stock Exchange which are linked to the increase in the Israeli CPI above the base index at the date of the notes issuance. An increase of 2% in the Israeli CPI will cause an increase in the Group finance expenses for the years ended December 31, 2018, 2017 and 2016 (before tax) in the amount of NIS 3 million, NIS 20 million and NIS 23 million, respectively.

6.	Collaterals:

The following table presents the book value of financial assets which are used as collaterals for the Group’s liabilities:

	December 31
	2018	2017
	NIS in thousands

Long term borrowings	78,013	-
Guarantees provided by the Group	100	1,813

	78,113	1,813

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- FINANCIAL INSTRUMENTS (Cont.)

d.	Fair value:

The following table presents the book value and fair value of the Group’s financial liabilities, which are presented in the financial statements at other than their fair value:

	December 31
	2018		2017
	Book Value	Fair Value	Book Value	Fair Value
	NIS in thousands

Company’s notes	(136,028)	(138,163)	(538,672)	(562,023)
PC’s notes	-	-	(485,500)	(349,028)
Medical’s notes	(144,564)	(161,036)	-
	(280,592)	(299,199)	1,024,172	(911,051)

The following table provides the fair value reconciliation as at December 31, 2018:

	Derivative (**)	Financial asset through profit and loss (*)
	(In thousands NIS)

Balance as at issuance date	(42,214)	71,265
Change in fair value of financial instruments measured at fair value through profit and loss	31,220	13,915
Exchange rate differences through profit and loss	2,896	-
Translation reserve	(2,896)	1,082

Balance as at December 31, 2018	(10,994)	86,262

(*)	The fair value of financial asset through profit and lost is based on Level 2 in fair value hierarchy. With respect to investment in Gamida, see Note 8.

(**)	The fair value of derivative (conversion component) is based on Level 3 in fair value hierarchy. See also Note 11 c with respect to issuance of convertible notes by Elbit Medical.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- FINANCIAL INSTRUMENTS (Cont.)

d.	Fair value (cont.):

Fair value measurement technique:

Name of the derivative	Fair value as for December 31, 2018	Valuation technique	Significant unobservable inputs	Range (Weighted average)	Sensitivity of fair value to change in data

Conversion component of convertible notes	(10,994)	Binomial model	Discount rate (%) Expected volatility (%)	8.9% 33.4%

The increase / decrease of 10% in the effective interest has no material effect on the fair value.

An increase / decrease of 10% in the standard deviation will result in an increase / decrease in fair value of NIS 2.6 million.

Financial asset through profit and loss	86,262	Asian put option	Expected volatility (%)	108.2%	An increase / decrease of 10% in the standard deviation will result in an increase / decrease in fair value of NIS 1.5 million.

Description of significant unobservable inputs to valuation

Valuation process

For recurring and non-recurring fair value measurements categorised within Level 3 of the fair value hierarchy, the Group uses its valuation processes to decide its valuation policies and procedures and analyses changes in fair value measurements from period to period.

The CFO is responsible for ensuring that the final reported fair value estimation is in compliance with IFRS and proposes adjustments when needed. The value of the derivative was determined by Elbit Medical management relying on experienced independent specialist.

ELBIT IMAGING LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- SUBSEQUENT EVENTS

1.

On February 7, 2019, the Company has signed a Share Purchase Agreement (“SPA”) with an SPV related to the Exigent Capital Group (“SPV”) for the sale of between 3,760,417 ordinary shares of Elbit Medical (1.6% of its outstanding share capital) and 57,968,760 ordinary shares of Elbit Medical (25% of its outstanding share capital) (the “Maximum Quantity”). Under the terms of the SPA, the SPV is to purchase an aggregate number of between 3,760,417 and 28,984,380 shares of Elbit Medical for a price per share of NIS 0.96 or before March 27, 2019 (the “Initial Closing”). During the period from the Initial Closing until May 13, 2019, the SPV may purchase additional shares up to the Maximum Quantity (including the shares purchased at the Initial Closing), for a price per share of NIS 1.02, but it is not obligated to do so.

As of May 13, 2019, the SPV purchased 3,760,417 shares for a total consideration of approximately NIS 3.6 million and waived the option it had to purchase additional shares of Elbit Medical.

2.	On April 2, the Company announced it has received a notice from the purchaser of the Radisson hotel in Romania as mention in Note 19 a claiming that it is entitled to indemnification in the amount of approximately €3 million, due to the alleged breach of certain warranties made by the Subsidiary in the Agreement (the “Notice”). In the Notice the purchaser has informed the Company that it has submitted claims under the policies of Warranty & Indemnity Insurance and Title Insurance taken out in terms of the Agreement, which provides that where loss arising from a warranty claim may reasonably be anticipated to be covered by such insurance policies, the purchaser will firstly attempt to recover such loss out of the proceeds paid out under such policies. The Company is currently examining the Notice with its legal advisors. After a preliminary review of the Notice, the Company believes that the warranty claims are without merit and intends to vigorously contest same.

3.	On May 6, the Company announced that it has filed a lawsuit against the Municipality of Tiberias (the “Defendant”) regarding a plot of land near Tiberius, Israel, that was previously leased by the Company from the Israel Land Administration for a term of 49 years (the “Plot”).

As previously disclosed, in July 2016 the Company announced the termination of the said lease agreement and now the Company is suing to obtain a refund of approximately NIS 7 million (including interest and linkage) that was deposited in the Defendant’s bank account and designated for development charges and fees related to the Plot. The Defendant made no such use of the deposit and hence the Company’s lawsuit.

- - - - - - - - - - - - - - - - - - - - - -

SCHEDULE X – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

ELBIT IMAGING LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Rd Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF ELBIT IMAGING LTD.

We have audited the consolidated financial statements of Elbit Imaging Ltd. and subsidiaries (the "Company") as of December 31, 2018 and December 31, 2017 and for each of the two years in the period ended December 31, 2017, and have issued our report thereon dated May 13, 2019. Our audit also included the condensed financial statement as of December 31, 2018 and December 31, 2017 and for each of the two years in the period ended December 31, 2018, included under schedule of the Company ("the financial statement schedule"). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule present fairly, in all material respects, the information set forth therein when considered in conjunction with the consolidated financial statements.

Emphasis of matters:

1.	Note 1(c) to the consolidated financial statements, which describes, among others, the Company's financial position and the resources that will facilitate future liabilities and expenses with emphasis on period until November 2019 when the repayment to Series I notes is due.

The materialization of the Company's forecast, as described in Note 1(c) to the consolidated financial statements, is not certain and is subject to factors beyond the Company's control. Delays in the realization of the Group's assets and investments or realization at lower price than expected by the Company could have an adverse effect on the Company's liquidity position and its ability to meet its contractual obligations on a timely manner.

The abovementioned conditions and the short time remaining to maturity of Series I notes cast a significant doubt about the Company's ability to continue as a going concern.

Note that based on existing trust deed of (Series I) notes, in case of material deterioration in the Company's business in compare to its condition at the date of the debt arrangement, and substantial concern that the Company will not be able to repay the bonds on time, the Series I noteholders may call for immediate repayment of the Series I Notes.

2.	Note 4(C)(1)(c) to the consolidated financial statements which discloses potential irregularities regarding to Casa Radio project in Romania and their potential implications.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 13, 2019	A Member of Ernst & Young Global

ELBIT IMAGING LTD.

CONDENSED BALANCE SHEETS

		December 31
				Convenience translation (Note 2d)
		2018	2017	2018
	Note	NIS in thousands		USD in thousands

Current Assets
Cash and cash equivalents		27,672	265,877	7,383
Short-term deposits and investments		100	6,464	27
Other receivables		1,000	2,281	267

		28,772	274,622	7,676

Non-Current Assets
Deposits, loans and other long-term balances	5a	39,926	34,856	10,653
Loans and investments in subsidiaries, associates and joint venture	3	44,911	71,672	11,983
Property, plant and equipment		76	87	20
		84,913	106,615	22,656

		113,685	381,237	30,332

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT IMAGING LTD.

CONDENSED BALANCE SHEETS

		December 31
				Convenience translation (Note 2d)
		2018	2017	2018
	Note	NIS in thousands		USD in thousands

Current Liabilities
Current maturities of long term borrowings and short-term credits		136,028	295,363	36,293
Payables and other credit balances		11,370	36,082	3,033

		147,398	331,445	39,326

Non-Current Liabilities
Borrowings		-	243,306	-
Other liabilities		5,982	921	1,596

		5,982	244,227	1,596

Shareholders’ Equity
Share capital and share premium		1,105,974	1,105,974	295,084
Reserves		(200,077)	(870,043)	(53,382)
Retained losses		(945,592)	(430,366)	(252,292)
		(39,695)	(194,435)	(10,950)

		113,685	381,237	30,332

The accompanying notes are an integral part of the financial statements.

May 13, 2019
Date of approval of the financial statements	Yael Naftali Chief Financial Officer	Ron Hadassi Chairman of the Board of Directors and Chief Executive Officer

ELBIT IMAGING LTD.

CONDENSED STATEMENTS OF INCOME

		Year ended December 31
					Convenience translation (Note 2d)
		2018	(*)2017	(*)2016	2018
	Note	NIS in thousands			USD in thousands

Revenues from providing management services		915	796	1,035	244

General and administrative expenses		(10,292)	(13,081)	(8,745)	(2,746)

Financial expenses, net		(47,152)	(21,858)	(38,332)	(12,580)

Other income (expense), net		(5,995)	712	(485)	(1,599)

Loss before income taxes		(62,524)	(33,431)	(46,527)	(16,681)

Income tax (expenses), income		5,270	(7,000)	-	1,406

		(57,254)	(40,431)	(46,527)	(15,275)
Company’s share in results of investee companies		99,164	(64,900)	(67,115)	26,458

Profit (loss) from continuing operations		41,910	(105,331)	(113,642)	11,183

Loss from discontinued operations, net	5	(559,743)	(232,703)	(81,188)	(149,344)

Loss for the year		(517,833)	(338,034)	(194,830)	(138,161)

(*)       Reclassified (discontinued operations); refer to Note 5.

The accompanying notes are an integral part of the financial statements.

ELBIT IMAGING LTD.

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31
				Convenience translation (Note 2d)
	2018	2017	2016	2018
	NIS in thousands			USD in thousands

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year from continued operations	(517,833)	(338,034)	(194,830)	(138,161)
Finance expenses recognized in profit and loss	643,605	227,149	32,717	171,720
Income tax expenses recognized in profit and loss	(5,270)	7,000	-	(1,406)
Income tax paid in cash	(1,715)	-	-	(458)
Depreciation and amortization	11	12	80	3
Share in losses of associates, net	(133,344)	91,513	155,846	(35,577)
Stock based compensation expenses	90	336	27	24
Other	-	(759)	(55)	-
Profit from realization of assets and liabilities	(3,066)	-	-	(819)
Receivables and other debit balances	1,290	(33,724)	3,516	344
Payables and other credit balances	(9,359)	11,127	(3,877)	(2,498)

Net cash used in operating activities	(25,591)	(35,380)	(6,576)	(6,828)

CASH FLOWS FROM INVESTING ACTIVITIES
Investments and loans to subsidiaries and associates, net	135,290	204,084	172,027	36,097
Interest received in cash	19,054	-	-	5,084
Proceed from dividend	-	131,645	-	-
Proceeds from realization of property plant and equipment	3,066	-	-	818
Proceed from realization of long-term loans	-	-	15,785	-
Proceeds from sale of shares in subsidiaries	57,685	-	-	15,391
Short-term deposits and marketable securities, net	6,325	(40)	(3,009)	1,688

Net cash provided by investing activities	221,420	335,689	184,803	59,078

The accompanying notes are an integral part of the financial statements.

ELBIT IMAGING LTD.

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31
				Convenience translation (Note 2d)
	2018	2017	2016	2018
	NIS in thousands			USD in thousands

CASH FLOWS FROM FINANCING ACTIVITIES
Interest paid in cash	(35,786)	(19,603)	(23,717)	(9,548)
Repayment of long-term borrowings	(398,248)	(58,600)	(182,025)	(106,256)

Net cash used in financing activities	(434,034)	(78,203)	(205,742)	(115,804)

Increase (decrease) in cash and cash equivalents	(238,205)	222,106	(27,515)	(63,554)
Cash and cash equivalents at the beginning of the year	265,877	43,771	71,286	70,937

Cash and cash equivalents at the end of the year	27,672	265,877	43,771	7,383

The accompanying notes are an integral part of the financial statements.

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL

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

b.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

-	Medical industries and devices - through the Company indirect holdings in two companies which operates in the field of life science: (i) INSIGHTEC which operates in the field of development, production, and marketing of treatment-oriented medical systems, based on a unique technological platform combining the use of focused ultrasound and magnetic resonance imaging for the purpose of performing noninvasive treatments in human beings; and (ii) Gamida which operates in the field of research, development and manufacture of products designated for certain cancer diseases.

-	Plots in India - plots designated for sale which were initially designated to residential projects.

-	Plots in Eastern Europe initially designated for development of commercial centers includes plots in Eastern Europe held by our associate Plaza Centers N.V. (“PC”) whose business strategy is to dispose of its real estate assets at optimal market conditions. In December 2018, the Company had lost the control over PC as a result of irrevocably transfer its voting rights in PC to trustee. For further information, see Note 5b.

c.	Going concern and liquidity position of the Company as of December 31, 2018:

As of the financial statements' approval date, the Company's standalone financial position includes liabilities to Series I notes in the aggregate principal and interest amount of approximately NIS 144 million which is due until November 30, 2019. In addition, until November 2019 the Company has certain operational expenses and other current liabilities for its ongoing operations in the amount of approximately NIS 11 million.

The Company has prepared a projected cash flow that outlines the relevant resources that will facilitate future liabilities and expenses with emphasis on period until November 2019 when the repayment to Series I notes is due. These resources include the following: (i) cash and cash equivalents (on a standalone basis) of approximately NIS 24 million; (ii) proceeds from payments on account of the sale of the Company's plot in Bangalore (India) in the amount of approximately NIS 12 million based on sale agreement signed on March 2018 and was amended through April 2019 as mentioned in Note 6a2b and taking in consideration possible delay in payments.; (iii) proceeds from sale of the Company's shares in Elbit Medical in the amount of approximately NIS 129 million (see also Note 21 1).

Since there is no certainty regarding the Company's ability to realize the above projection (which is based mainly on the realization of the Company's assets), concurrently, the Company is examining the possibilities of raising capital and/or debt (private and/or public) to repay and/or extend its Series I notes.

Management acknowledges that the above expected cash flows are based on forward-looking plans and estimations which rely on the information known to management at the time of the approval of these financial statements. The materialization of the above forecast is not certain and is subject to factors beyond the Company's control. Delays in the realization of the Group's assets and investments or realization at a price which is lower than expected by management could have an adverse effect on the Company's liquidity position and its ability to meet its contractual obligations on a timely manner.

The abovementioned conditions and the short time remaining to maturity of Series I notes cast a significant doubt about the Company's ability to repay its liabilities when due and to continue as a going concern.

Note that based on existing trust deed of (Series I) notes, in case of material deterioration in the Company's business in compare to its condition at the date of the debt arrangement, and substantial concern that the Company will not be able to repay the bonds on time, the Series I noteholders may call for immediate repayment of the Series I Notes.

d.	Definitions:

The Company	-	Elbit Imaging Ltd.

Group	-	The Company and its Investees

Investees	-	Subsidiaries, joint ventures and associates

PC	-	Plaza Centers N.V. Group, a subsidiary of the Company, which in past operated mainly in the field of commercial centers and is traded in the Main Board of the London Stock Exchange, the Warsaw stock Exchange (“WSE”) and Tel Aviv Stock Exchange. As of December 31, 2018, the Company holds 44.9% in PC. For loss of control over PC during 2018 see Note 19 b.

Elbit Medical	-	Elbit Medical Technologies Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange. As for December 31, 2017, the Company holds approximately 63% of Elbit Medical share capital (41% on a fully diluted basis).

Related parties	-	As defined in International Accounting Standard (“IAS”) No. 24. For details see Note 17 of the annual consolidated financial statements.

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance:

The condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

b.	Basis for preparation:

1.	The Company’s financial information is prepared in accordance with the Israeli SEC regulations for stand alone financial statements. Based on those regulations the investment in subsidiaries, joint ventures and associates are accounted for using the equity method. Moreover the net profit and the equity of Company in those financial statements equals the amounts in the consolidated financial statements.

2.	The accounting policies applied in the above condensed data are identical to those applied in the consolidated financial statements as detailed in Note 2, except:

The accounting treatment of investments in shares of investees - pursuant to IAS 27:

When presenting the data from the separate financial statements of the Company (“solo”), investments in shares of subsidiaries and jointly controlled entities are accounted for at cost, at fair value in accordance with IAS 39 or at equity. The Company has elected to account for said investments at equity and, accordingly, the investments in shares of subsidiaries, jointly controlled entities and associates are presented at equity.

c.	Presentation of the income statements:

The Company has elected to present the consolidated income statements using the function of expenses method.

d.	Convenience translation:

The balance sheet as of December 31, 2018 and statement of income, statement of other comprehensive income and statement of cash flows for the year then ended have been translated into U.S. Dollar using the representative exchange rate as of that date ($1= NIS 3.748). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but only a convenience translation of reported NIS amounts into U.S. Dollar, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRS.

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3 -	LOANS AND INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE

Investment in joint venture held in Kochi, India:

The Company has rights under certain share subsection agreement to hold 50% shareholding in Indian SPV (“Project SPV”). The Project SPV has entered into an agreement for the purchase of a land located in Kochi, India according to which it has acquired 13 acres (“Property A”) for a total consideration of INR 1,495 million (NIS 80 million) payable subject to fulfilment of certain obligations and conditions by the seller. Up to the balance sheet date the Project SPV has paid INR 720 million (NIS 40 million) to the seller in consideration for the transfer of title in Property A to the Project SPV. The Company’s share in such acquisition amounts to approximately NIS 20 million.

On April 1, 2019, the Company has sold its entire interest in the Project SPV and received USD 0.72 million, i.e., 50% out of the total consideration of USD 1.4 million. The remaining 50% will be paid to the Company in the beginning of 2020.

Additional information

	December 31
	2018	2017
	NIS in thousands

Loans to subsidiaries, associates and joint venture	142,270	289,728
Loans from subsidiaries, associates and joint venture	(273,077)	(252,067)
Investments in subsidiaries, associates and joint venture	175,718	34,011

	44,911	71,672

NOTE 4 -	COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

a.	With respect to the Company’s claims, see Note 13a of the annual consolidated financial statements.

b.	With respect to the Company’s other contingent liabilities, see Note 13b of the annual consolidated financial statements.

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5 -	DISCONTINUED OPERATIONS

a.	Sale of the “Radisson complex”

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

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5 -	DISCONTINUED OPERATIONS (Cont.)

b.	Loss of control in PC and EPI:

During December 2018, the Company has deposited its shares of Plaza Centers N.V with a trustee. In accordance with the trust agreement, the Company redeems the voting rights and retains the ownership rights of PC’s shares, other than the voting rights which are vested with the trustee for all matters and purposes. In addition, the Company may instruct the Trustee, from time to time, to sell all or any portion of the Shares. The trust agreement shall terminate upon the earlier of: (i) a sale of all of the Shares to a third party; and (ii) the date on which actions have been taken for realization of any of the liens the Company granted in favor of the holders of the Series I Notes issued by the Company. As a result of the deposit of the Shares with the trustee, the Company ceased to consider itself to be the controlling shareholder of PC and accordingly will not consolidate PC’s financial reports in its own financial reports.

Although the Company has no voting rights in general meeting, still it has 2 directors out of 3 as its representatives. This fact indicates that the Company has significant influence on PC and as a result the investment in PC is accounted for using equity method.

Simultaneously with losing control over PC, the Company lost control in EPI which is jointly controlled entity by PC and the Company.

c.	Results of discontinued operations:

	Year ended December 31
	2018	2017	2016
	NIS in thousands

Revenues from providing management services	-	2,340	1,928
Financial income (expenses), net	(596,454)	(205,290)	5,615
Other expense, net	2,562	(3,139)	-

Profit (loss) before income taxes	(593,892)	(206,089)	7,543
Income tax expenses	-	-	-

	(593,892)	(206,089)	7,543
Company’s share in results of investee companies	34,149	(26,614)	(88,731)

Loss from discontinuing operations	(559,743)	(232,703)	(81,188)

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5 -	DISCONTINUED OPERATIONS (Cont.)

Reclassification of comparative information:

	Year ended December 31, 2017
	As previously reported	Amendment	As presented in these financial statements
	NIS in thousands

Revenues from providing management services	796	-	796
General and administrative expenses	(13,081)	-	(13,081)
Financial expenses, net	(21,859)	-	(21,859)
Other expense, net	712	-	712

Loss before income taxes	(33,431)	-	(33,431)
Income tax expenses	7,000	-	7,000

	(40,431)	-	(40,431)

Company’s share in results of investee companies	(144,700)	79,800	(64,900)

Loss from continuing operations	(185,131)	79,800	(105,332)
Loss from discontinued operations, net	(152,903)	(79,800)	(232,703)

Loss for the year	(338,034)	-	(338,034)

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5 -	DISCONTINUED OPERATIONS (Cont.)

Reclassification of comparative information (cont.):

	Year ended December 31, 2016
	As previously reported	Amendment	As presented in these financial statements
	NIS in thousands

Revenues from providing management services	1,035	-	1,035
General and administrative expenses	(8,745)	-	(8,745)
Financial expenses, net	(38,332)	-	(38,332)
Other expense, net	(485)	-	(485)

Loss before income taxes	(46,527)	-	(46,527)
Income tax expenses	-	-	-

	(46,527)	-	(46,527)

Company’s share in results of investee companies	(156,196)	89,081	(67,115)

Loss from continuing operations	(202,723)	89,081	(113,642)
Profit (loss) from discontinued operations, net	7,893	(89,081)	(81,188)

Loss for the year	(194,830)	-	(194,830)

ELBIT IMAGING LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5 -	DISCONTINUED OPERATIONS (Cont.)

Statement of Cash flows:

The statement of cash flows includes the following amounts relating to discontinued operations, the majority of which as of December 2018, are attributable to the discontinued fashion apparel and hotels operations:

	Year ended December 31,
	2018	2017	2016
	in thousand NIS) (except for per-share data)

Operating activities	(504)	(1,692)	1,928
Other investment activities	3,066	298,434	152,951
Other financing activities	-	-	-

Net cash provided by discontinued operations	2,512	296,742	154,879

NOTE 6 -	SUBSEQUENT EVENTS

With respect to the Company’s subsequent events, see Note 21 of the annual consolidated financial statements.

-- - - -

INSIGHTEC LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

INSIGHTEC LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 (Unaudited)

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

A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

February 8, 2018

We have served as the Company’s auditor since 1999

INSIGHTEC LTD.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

		December 31,
	Note	2 0 1 8	2 0 1 7
		Unaudited
ASSETS

Current assets
Cash and cash equivalents		$14,118	$21,891
Deposits		93,544	70,036
Trade accounts receivables		17,954	13,928
Inventories	3	8,256	5,792
Other receivables and current assets	4	1,956	2,765
		135,828	114,412

Fixed assets, net	5	3,886	3,230
Other long-term assets
Long term deposits and prepaid expenses		282	172

Total Assets		$139,996	$117,814

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables		$6,722	$8,370
Other payables and current liabilities	6	17,462	18,787
		24,184	27,157

Long-term liabilities		1,997	926

Total Liabilities		26,181	28,083

Shareholders’ equity	8
Ordinary shares, NIS 0.01 par value; authorized 243,380,611; shares issued and outstanding 14,244,962 on December 31, 2018 and 14,240,462 on December 31, 2017.		35	35
Preferred B shares, NIS 0.01 par value; Authorized 14,037,888; shares issued and outstanding 14,037,888 on December 31, 2018 and 2017.		34	34
Preferred B1 shares, NIS 0.01 par value; Authorized 32,201,524; shares issued and outstanding 32,201,524 on December 31, 2018 and 2017.		85	85
Preferred C shares, NIS 0.01 par value; Authorized 27,519,390; shares issued and outstanding 27,519,390 on December 31, 2018 and 2017.		72	72
Preferred D shares, NIS 0.01 par value; Authorized 48,473,238; shares issued and outstanding 48,473,238 on December 31, 2018.and 2017.		133	133
Preferred E shares, NIS 0.01 par value; Authorized 55,970,149; shares issued and outstanding 55,970,149 on December 31,2018 and 33,378,830 on December 31, 2017.		160	95
Additional paid-in capital		479,300	419,083
Accumulated deficit		(366,004)	(329,806)
		113,815	89,731

		$139,996	$117,814

The accompanying notes are an integral part of the consolidated financial statements.

INSIGHTEC LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	Unaudited

Revenues	$38,046	$32,083	$25,074

Cost of revenues	20,338	16,390	13,671

Gross profit	17,708	15,693	11,403

Research and development expenses, net of participations of $26, $306 and $1,543, on December 31, 2018, 2017 and 2016, respectively	28,379	24,840	18,823

Sales and marketing expenses	18,028	16,699	13,833

General and administrative expenses	9,599	4,914	5,242

Operating loss	38,298	30,760	26,495

Financing (income) expenses, net	(2,249)	135	(393)

Loss before taxes on income	36,049	30,895	26,102

Taxes on income	149	350	93

Loss for the year	$36,198	$31,245	$26,195

The accompanying notes are an integral part of the consolidated financial statements.

INSIGHTEC LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Dollars in thousands, except share and per share data)

	Number of Ordinary Shares	Number of Preferred B Shares	Number of Preferred B1 Shares	Number of Preferred C Shares	Number of Preferred D Shares	Number of Preferred E Shares	Ordinary Shares		Preferred B Shares	Preferred B1 Shares	Preferred C Shares	Preferred D Shares	Preferred E Shares	Accumulated deficit	Additional paid-in capital	Total

Balance - January 1, 2016	14,056,212	14,037,888	32,201,524	27,519,390	43,564,280	-	$35		$34	$85	$72	$120	$-	$(272,366)	$325,279	$53,259

Issuance of Preferred Shares D (Note 8)	-	-	-	-	4,908,958	-	-		-	-	-	13	-	-	1,987	2,000
Exercise of share options	120,000	-	-	-	-	-	-	(*)	-	-	-	-	-	-	134	134
Stock-based compensation	-	-	-	-	-	-	-		-	-	-	-	-	-	2,213	2,213
Loss for the period	-	-	-	-	-	-	-		-	-	-	-	-	(26,195)	-	(26,195)
Balance - December 31, 2016	14,176,212	14,037,888	32,201,524	27,519,390	48,473,238	0	$35		$34	$85	$72	$133	0	($298,561)	$329,613	$31,411

Issuance of Preferred Shares E (Note 8)	-	-	-	-	-	33,378,830	-		-	-	-	-	95	-	87,650	87,745
Exercise of share options	64,250	-	-	-	-	-	-	(*)	-	-	-	-	-	-	60	60
Stock-based compensation	-	-	-	-	-	-	-		-	-	-	-	-	-	1,760	1,760
Loss for the period	-	-	-	-	-	-	-		-	-	-	-	-	(31,245)	-	(31,245)
Balance - December 31, 2017	14,240,462	14,037,888	32,201,524	27,519,390	48,473,238	33,378,830	$35		$34	$85	$72	$133	$95	($329,806)	$419,083	$89,731

Issuance of Preferred Shares E (Note 8)	-	-	-	-	-	22,591,319	-		-	-	-	-	65	-	59,890	59,955
Exercise of share options	4,500	-	-	-	-	-	-	(*)	-	-	-	-	-	-	-	0
Stock-based compensation	-	-	-	-	-	-	-		-	-	-	-	-	-	327	327
Loss for the period	-	-	-	-	-	-	-		-	-	-	-	-	(36,198)	-	(36,198)
Balance - December 31, 2018	14,244,962	14,037,888	32,201,524	27,519,390	48,473,238	55,970,149	$35		$34	$85	$72	$133	$160	($366,004)	$479,300	$113,815

The accompanying notes are an integral part of the consolidated financial statements.

INSIGHTEC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	Unaudited
Cash flows - Operating Activities:
Loss for the year	$(36,198)	$(31,245)	$(26,195)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	699	634	404
Stock-based compensation	327	1,760	2,213
Decrease (increase) in trade accounts receivable	(4,026)	(10,551)	754
Decrease (increase) in other receivables and Prepaid expenses	674	(847)	396
Decrease (increase) in inventories	(2,464)	(2,606)	2,117
Increase (decrease) in trade accounts payables, other payables, current liabilities and other long term liabilities	(1,902)	9,441	3,948

Net cash used in operating activities	(42,890)	(33,414)	(16,363)

Cash flows - Investing Activities:

Purchase of fixed assets	(1,355)	(3,014)	(511)
Bank Deposit	(23,483)	(36,461)	6,500

Net cash provided by (used in) investing activities	(24,838)	(39,475)	5,989

Cash flows - Financing Activities:
Issuance of Preferred Shares, net	59,955	87,805	2,134

Net cash provided by financing activities	59,955	87,805	2,134

Increase (decrease) in cash and cash equivalents	(7,773)	14,916	(8,240)

Cash and cash equivalents at beginning of the year	21,891	6,975	15,215

Cash and cash equivalents at end of the year	$14,118	$21,891	$6,975

Supplemental information:
Income tax paid	$149	$350	$33

Interest received in cash	$1,857	$478	$247

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

The current main shareholders of the Company are as follows: York Global Finance II S.à r.l., (“York”); Elbit Medical Technologies Ltd. (“EMT”); Koch Disruptive Technologies (“Koch”); Focused Holdings LP and Focused Holdings Canada Limited (“Exigent”); MediTech Advisors LLC (“MTA”); Shanghai GEOC Hengtong Investment Limited Partnership (“GEOC”) and General Electric Company (through its Healthcare division) (“GE Company” or “GE” ).

The Company has wholly owned subsidiaries as follows: (i) in the United States of America, InSightec Inc. (formerly InSightec- TxSonics Inc.) which was incorporated in the State of Delaware, U.S.A. in November 1998; (ii) in Japan, Insightec Japan Y.K., which was incorporated in Tokyo, Japan, in March 2005; and (iii) in China, InSightec Trading (Shanghai) Co., Ltd., which was incorporated in Shanghai on December 2014 (together: the “Subsidiaries”). The Subsidiaries engaged in pre-sale activities, in managing clinical trials and in providing technical support to the Company’s customers.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ACS 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2018, no impairment losses have been identified.

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

The Company regularly reviews VSOE and ESP and maintains internal controls over the establishment and updates of these estimates

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Research and Development:

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

Severance expenses for the years ended December 31, 2016, 2017 and 2018 amounted to approximately $718, $900 and $1,059 respectively.

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

Fair value is determined on the basis of private placements or other transactions in the Company’s equity securities and on the basis of other available evidence and management’s estimates, with the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	Unaudited
	%	%	%

Risk-free interest rate	2.25-2.85	1.6	1.63
Expected life of options	4.25-7	4.25-7	5
Forfeiture rate	7.6-5.6	3	3
Expected volatility	48	55	55
Expected dividend yield	None	None	None

P.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, short and long-term interest-bearing bank deposits, current and non-current accounts receivable and trade accounts payable. In view of their nature, the fair value of the financial instruments is usually identical or close to their carrying amounts.

Q.	New Accounting Pronouncements:

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments. This ASU provides updated guidance on eight specific cash flow issues to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments are effective for nonpublic business entities for fiscal years beginning after December 15, 2018, and interim periods for fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company has determined that the adoption of the guidance will not result in a material impact on its consolidated statement of cash flows.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	New Accounting Pronouncements: (Cont.)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. With respect to assets measured at amortized cost, such as held-to-maturity assets, the update requires presentation of the amortized cost net of a credit loss allowance. The credit loss estimate can now reflect an entity’s current estimate of all future expected credit losses as opposed to the previous standard, when an entity only considered past events and current conditions. The update is effective for nonpublic business entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption on the financial condition and results of operations.

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

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, in order to clarify the principles of recognizing revenue. This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods or services in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. The FASB defines a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity’s performance obligation. By completing all five steps of the process, the core principles of revenue recognition will be achieved. In March 2016, the FASB issued an update to the new revenue standard (ASU 2014-09) in the form of ASU 2016-08, which amended the principal-versus-agent implementation guidance and illustrations in the new revenue guidance. In April 2016, the FASB issued another update to the new revenue standard in the form of ASU 2016-10, which amended the guidance on identifying performance obligations and the implementation guidance on licensing. The new revenue standard (including updates) will be effective for nonpublic entities annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company early adopted the requirements of this standard effective January 1, 2018. The Company did not identify a change in the application of the update as compared with legacy GAAP. Under the update, similar performance obligations were identified with no changes to the time upon which a performance obligation is satisfied.

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

In August 2017, the FASB issued Accounting Standard Update (“ASU”) 2017-12 which targets improvements to accounting for hedging activities which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company early adopted this guidance with no impact on its consolidated financial statements.

NOTE 3 -	INVENTORIES

Composition:

	December 31,
	2 0 1 8	2 0 1 7
	Unaudited

Raw materials	$5,288	$4,451
Finished products	2,968	1,341
	$8.256	$5.792

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 4 -	OTHER RECEIVABLES AND CURRENT ASSETS

Composition:

	December 31,
	2 0 1 8	2 0 1 7
	Unaudited

Prepaid expenses	$1,130	$700
Governmental authorities (Mainly V.A.T)	360	451
Office of the Chief Scientist	37	235
Others	429	1,379
	$1,956	$2,765

NOTE 5 -	FIXED ASSETS, NET

Composition:

	December 31,
	2 0 1 8	2 0 1 7
	Unaudited
Cost:
Electronic and medical equipment	$11,114	$9,906
Demo systems	555	555
Office furniture and equipment	570	570
Leasehold improvements	2,230	2,083
	$14,469	$13,114

Accumulated depreciation:
Electronic and medical equipment	$7,730	$7,131
Demo systems	555	555
Office furniture and equipment	435	419
Leasehold improvements	1,863	1,779
	$10,983	$9,884

Net book value	$3,886	$3,230

Depreciation expense amounted to$404 and $651 and $698 for the years ended December 31, 2016, 2017 and 2018, respectively.

NOTE 6 -	OTHER PAYABLES AND CURRENT LIABILITIES

Composition:

	December 31,
	2 0 1 8	2 0 1 7
	Unaudited

Payroll and related amounts	$5,154	$4,950
Advances and deferred income	4,407	5,578
Accrued expenses to clinical researches	2,600	3,263
Accrued for royalties	773	742
Accrued commission	901	708
Other accrued expenses	3,627	3,546
Net book value	$17,462	$18,787

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 7 -	COMMITMENTS AND CONTINGENT LIABILITIES

A.	As of December 31, 2018, the Company has received or was entitled to receive, grants in the aggregate amount of $29,787 from the OCS. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3% of the revenues until the entire amount is repaid. The royalties will be paid up to the amount of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. Refund of the grants thereon is contingent on future revenues and the Company has no obligation to refund grants if sufficient revenues are not generated. The Company provides for such royalties based on its total revenues. The technology developed with OCS funding is subject to transfer restrictions.

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

The total amounts of grants received or were entitled to receive net of royalties paid or accrued including interest as of December 31, 2018 was approximately $35,962.

Royalty expenses to the OCS in the year ended December 31, 2016, 2017 and 2018, amounted to $565, $1,123 and $1,024, respectively and included in cost of revenues.

B.	The Company rents its facilities under various operating lease agreements, which expire on various dates. In March 2005 the Company signed an operating lease agreement for its main facility in Israel which was amendment several times. The Last amendment was in December 2015, according to which the Company extended the leased in the same building for a period of 6 years until March 2022.

The minimum rental payments (assuming no exercise of extension options in the agreements) are as follows:

Year
2019	$2,322
2020	$2,511
2021	$2,495
2022	$1,394
2023 and thereafter	$3,106

Rental expense for the facilities amounted to $1,285, $1,611 and $2,001 for the years ended December 31, 2016, 2017 and 2018, respectively.

The Company leases vehicles under various operating lease agreements, which expire on various dates. The minimum rental payment is $302 which was already paid and included as part of short-term and long-term prepaid expenses in the balance sheet.

Vehicle lease expense amounted to $804, $1,030 and $1,039 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 9 -	STOCK OPTION PLANS (Cont.)

A.	2006 Option Plan (“2006 Original Plan”) and 2006 Revised Option Plan (“2006 Revised Plan”): (Cont.)

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

The exercise price per share shall be equal to the original issue price of the Series D Preferred Shares ($1.94 which was reduced to $1.78 and then to $1.30). Such options shall vest as follows: (i) 25% of the options shall vest on January 1, 2015; (ii) 25% shall vest on January 1, 2016; and (iii) 50% shall vest upon the achievement of certain goals and milestones (as specified in the grant letter). The options were granted under the 2006 Revised Plan, except as modified under the CEO Employment Agreement in the event of a Change in Control or termination, and in accordance with the terms of the grant letter. The value of the benefit calculated under the Black-Scholes formula, is about $5.6 million.

On December 28, 2015, the Company granted an option to purchase 250,000 Ordinary Shares of the Company to Dr. Kobi Vortman, the Company’s CEO at that time and currently an executive vice chairman of the Board. The grant date of the options shall be January 1, 2016. The exercise price per share shall be $1.94 (which was reduced to $1.78 and then to $1.30). The options shall vest as follows: (i) 25% of the options shall have immediate vesting upon allocation; (ii) 25% shall vest one year after the grant date; and (iii) 50% shall vest upon the achievement of certain goals and milestones (as specified in the grant letter). The options were granted under the 2006 Revised Plan and in accordance with the terms of the grant letter, which will provide a cashless exercise mechanism. The value of the benefit calculated under the Black-Scholes formula, is about $174.

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

Additionally, the Company granted to Dr. Ferré and to Mr. Jun Tao 7,114,096 and 1,500,000 options, respectively, each option to purchase one Ordinary Share of the Company, at an exercise price per share of $12.57 and $1.78 (which the latter was reduced to $1.30), respectively, which was granted effectively on June 15, 2016 and on June 6, 2016, respectively.

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

On April 2018, the Company approved to each of the following former directors: (i) Morry Blumenfeld and Howard Chu a grant of 30,000 options, and (ii) Mr. Eugene Saragnese a grant of 100,000 options (“Directors Options”), each option to purchase one Ordinary Share of the Company, at an exercise price per share of $1.73. The Directors Options was fully vest upon grant. The Directors Options shall be granted under 2006 Revised Plan and the US Annex.

On April 2018, the Company approved to Ivan Delevic a grant of 30,000 options (“Independent Director Options”), each option to purchase one Ordinary Share of the Company, at an exercise price per share of $1.73. The Independent Director Options shall vest quarterly over four years from the date of grant. The Independent Director Options shall be granted under 2006 Revised Plan and the US Annex.

On July 2018, the Company granted to Dr. Ferré 600,000 options, each option to purchase one Ordinary Share of the Company, at an exercise price per share of $1.73. Dr. Ferré’s options shall vest as follows: 50% of the options shall become vested on the second anniversary of the Grant Date, additional 25% of the Options shall become exercisable on the third anniversary of the Grant Date, and additional 25% of the Options shall be exercisable on the fourth anniversary of the Grant Date (such that the Options shall be fully vested on the fourth anniversary of the Grant Date). The options were granted under the 2006 Revised Plan and the US Annex and in accordance with the terms of the grant letter. The options granted to Dr. Ferre are subject to the terms described above, except as modified under the CEO Employment Agreement in the event of a Change in Control or termination. The value of the benefit calculated under the Black&Scholes formula, is about $327

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

In addition, during 2016, 2017 and 2018 additional options were granted to new and current employees, officers and others.

C.	Fair value:

The weighted average fair value (in dollars) of the options granted during 2016, 2017 and 2018 according to Black-Scholes option-pricing model, amounted to $0.15, $0.04 and $0.05 per option, respectively. Fair value was determined on the basis of private placements of the Company’s equity securities and on the basis of other available evidence and management’s estimates.

D.	A summary of the status of the Company’s share option plans as of December 31, 2016, 2017 and 2016, as well as changes during each of the years and period then ended, is presented below:

	2 0 1 8		2 0 1 7		2 0 1 6
	Unaudited
	Share options	Weighted average exercise price	Share options	Share options	Share options	Weighted average exercise price
		(US dollars)				(US dollars)

Outstanding - beginning of year	34,438,755	3.84	30,699,015	4.06	23,803,919	1.50
Granted	6,498,000	1.73	3,986,240	1.99	9,194,096	10.13
Cancelled	(1,028,000)	1.6	(182,250)	0.92	(2,179,000)	1.84
Exercised	(4,500)	1.05	(64,250)	0.92	(120,000)	1.12
Outstanding - year end	39,904,255	3.84	34,438,755	3.84	30,699,015	4.06

Options exercisable year end	27,339,748	3.43	22,322,450	1.88	15,432,993	1.40

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 9 -	STOCK OPTION PLANS (Cont.)

E.	The following table summarizes information about share options outstanding as of December 31, 2018 and 2017:

Outstanding as of December 31, 2018				Exercisable as of December 31, 2018
Unaudited				Unaudited
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.92	12,333,485	4.4	0.92	12,333,485	0.92
1.30	12,596,434	6.6	1.30	7,672,451	1.30
1.73	5,862,000	9.7	1.73	0
2.68	1,995,240	6.0	2.68	1,995,240	2.68
6-12.57	7,117,096	7.5	12.56	5,338,572	12.56
	39,904,255			27,339,748

Outstanding as of December 31, 2017				Exercisable as of December 31, 2017
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.92	12,391,485	5.4	0.92	11,893,735	0.92
1.30	12,934,934	7.6	1.30	6,651,951	1.30
2.68	1,995,240	7	2.68	1,995,240	2.68
6-12.57	7,117,096	8.5	12.56	1,781,524	12.56
	34,438,755			22,322,450

Total estimated share-based compensation expense, related to all of the Company’s share-based awards, recognized in the year ended December 31, 2018 and 2017 was comprised as follows:

	Year ended December 31,
	2 0 1 8	2 0 1 7
	Unaudited

Cost of revenues	$11	$48
Research and development	84	396
Sales and marketing	153	228
General and administrative	79	1,088
Total share-based compensation expense	$327	$1,760

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 10 -	INCOME TAXES

A.	Law for the Encouragement of Capital Investments-1959:

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

The Company has accumulated losses for Israeli tax purposes as of December 31, 2018 in the amount of approximately $330,000.

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

The corporate tax rate in Israel is 24% and 23% in 2017 and 2018.

E.	Tax Assessments:

The Company and InSightec Inc. have not received final tax assessments since inception. The Company and InSightec Inc. have tax assessments considered final through the year 2013 and 2014, respectively. InSightec Japan Y.K. had final tax assessment through the year 2013.

In light of losses for both financial reporting and tax purposes for all years presented, a reconciliation of the effective income tax rate has not been presented.

INSIGHTEC LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data)

NOTE 11 -	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

A.	Geographic information:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	Unaudited
	%	%	%
Revenues:
America	45	43	43
Europe	16	23	13
ROW	39	34	44

B.	Revenues by major customers:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	Unaudited
	%	%	%

Customer A	9	14	10
Customer B	7	8	9

C.	Fixed assets: Substantially all fixed assets are located in Israel.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to hereby sign this annual report on its behalf.

Date: May 13, 2019	By:	/s/ Ron Hadassi
	Name:	Ron Hadassi
	Title:	Chief Executive Officer and Chairman of the Board of Directors